Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-233591

100 West Liberty Street, Suite 1150 Reno, Nevada 89501	One Caesars Palace Drive Las Vegas, Nevada 89109

October 11, 2019

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Eldorado Resorts, Inc. and Caesars Entertainment Corporation:

On June 24, 2019, Eldorado Resorts, Inc., a Nevada corporation (“ERI”), and Caesars Entertainment Corporation, a Delaware corporation (“Caesars”), entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 15, 2019, and as it may be further amended from time to time, the “Merger Agreement”), pursuant to which ERI will acquire Caesars. The Merger Agreement provides for a business combination in which a wholly owned subsidiary of ERI will merge with and into Caesars (the “Merger”), with Caesars continuing as the surviving corporation and a direct wholly owned subsidiary of ERI. In connection with the Merger and subject to stockholder approval, ERI expects to change its name to Caesars Entertainment, Inc.

In the Merger, the aggregate consideration paid by ERI in respect of outstanding shares of common stock of Caesars (“Caesars common stock”) will be (a) an amount of cash equal to (i) the sum of (A) $8.40 plus (B) if the applicable closing conditions set forth in the Merger Agreement are not satisfied by March 25, 2020, an amount equal to $0.003333 for each day (provided that such amount will not be payable if the waiting period under the HSR Act has expired or been terminated but (to the extent required) the consents of the holders of Caesars’ 5.00% convertible senior notes due 2024 have not been obtained) from March 25, 2020 until the closing date of the Merger (the “Closing Date”), multiplied by (ii) a number of shares of Caesars common stock (the “Aggregate Caesars Share Amount”) equal to (A) 682,161,838 (which includes 8,271,660 shares being held in escrow trust to satisfy unsecured claims pursuant to the Third Amended Joint Plan of Reorganization, filed with the U.S. Bankruptcy Court for the Northern District of Illinois in Chicago on January 13, 2017, at Docket No. 6318, which shares are not entitled to vote) plus (B) the number of shares of Caesars common stock issued after June 24, 2019 and prior to the effective time of the Merger pursuant to the exercise of certain equity awards issued under Caesars stock plans or conversion of Caesars’ outstanding convertible notes (the “Aggregate Cash Amount”) and (b) a number of shares of common stock of ERI (“ERI common stock”) equal to 0.0899 multiplied by the Aggregate Caesars Share Amount (the “Aggregate ERI Share Amount”). Each holder of shares of Caesars common stock will be entitled to elect to receive, for each share of Caesars common stock held by such holder, either an amount of cash or a number of shares of ERI common stock with a value (based on the ERI Common Stock VWAP, as defined below) equal to the Per Share Amount. The “Per Share Amount” is equal to (a) (i) the Aggregate Cash Amount, plus (ii) the product of (A) the Aggregate ERI Share Amount and (B) the volume weighted average price of a share of ERI common stock for a ten trading day period, starting with the opening of trading on the 11th trading day prior to the anticipated Closing Date to the closing of trading on the second to last trading day prior to the anticipated Closing Date (the “ERI Common Stock VWAP”), divided by (b) the Aggregate Caesars Share Amount.

Elections by Caesars stockholders are subject to proration such that the aggregate amount of cash paid in exchange for outstanding shares of Caesars common stock in the Merger will not exceed the Aggregate Cash Amount and the aggregate number of shares of ERI common stock issued in exchange for shares of Caesars common stock in the Merger will not exceed the Aggregate ERI Share Amount. Based on the number of shares of ERI common stock and Caesars common stock, and the principal amount of Caesars convertible notes, outstanding as of September 27, 2019, and assuming the Merger occurred on that date, Caesars stockholders who receive shares of ERI common stock in exchange for their shares of Caesars common stock in the Merger and holders of Caesars convertible notes (assuming that all Caesars convertible notes are converted immediately following consummation of the Merger into $8.40 in cash and 0.0899 shares of ERI common stock for each share of Caesars common stock into which such Caesars convertible notes were convertible immediately prior to the Merger) would be issued an aggregate of approximately 76 million shares of ERI common stock and would hold approximately 49%, in the aggregate, of the issued and outstanding shares of ERI common stock.

ERI common stock trades on the Nasdaq Global Select Market under the symbol “ERI.”

ERI will hold the special meeting of ERI stockholders (the “ERI Special Meeting”) on November 15, 2019 at 9:00 a.m., Pacific Time, at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501. At the ERI Special Meeting, ERI stockholders will be asked to:

1.	approve the issuance of ERI common stock in connection with the transactions contemplated by the Merger Agreement (the “Share Issuance”);

2.	approve, subject to and promptly following the consummation of the Merger, the reincorporation of ERI from Nevada to Delaware (the “Delaware Conversion”);

3.

approve the Second Amended and Restated Articles of Incorporation of ERI (the “ERI A&R Nevada Charter”), to be effective upon consummation of the Merger if (and only if) the Delaware Conversion is not approved;

4.

approve one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting; and

5.	transact such other business as may properly come before the ERI Special Meeting.

The ERI board of directors unanimously recommends that ERI stockholders vote FOR each of the proposals presented at the ERI Special Meeting.

Concurrently with the execution of the Merger Agreement, Recreational Enterprises, Inc. (“REI”), a significant ERI stockholder, entered into a voting agreement with Caesars pursuant to which REI agreed to vote all shares of ERI common stock owned by REI FOR each of the Share Issuance, the Delaware Conversion and the ERI A&R Nevada Charter, on the terms and subject to the conditions of the voting agreement. At the close of business on October 4, 2019, the record date for the ERI Special Meeting, REI beneficially owned 11,129,867 shares of ERI common stock or approximately 14.35% of the shares of ERI common stock outstanding on that date. REI has also agreed to certain restrictions on the sale of its shares of ERI common stock prior to the Merger, as further described in this joint proxy statement/prospectus.

Caesars will hold the special meeting of Caesars stockholders (the “Caesars Special Meeting”) on November 15, 2019 at 9:00 a.m., Pacific Time, in the Tuscana Chapel at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109. At the Caesars Special Meeting, Caesars stockholders will be asked to:

1.	adopt the Merger Agreement and approve the Merger;

2.

approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers (as identified in accordance with Securities and Exchange Commission regulations) (collectively referred to herein as Caesars’ “named executive officers”) in connection with the Merger;

3.

approve one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting; and

4.	transact such other business as may properly come before the Caesars Special Meeting.

The Caesars board of directors unanimously recommends that Caesars stockholders vote FOR each of the proposals presented at the Caesars Special Meeting.

Concurrently with the execution of the Merger Agreement, certain stockholders of Caesars affiliated with Carl C. Icahn (collectively, the “Caesars Significant Stockholder”) entered into a voting agreement with ERI pursuant to which the Caesars Significant Stockholder agreed to vote all shares of Caesars common stock owned by the Caesars Significant Stockholder FOR the adoption of the Merger Agreement and the approval of the Merger, on the terms and subject to the conditions of the voting agreement. At the close of business on October 4, 2019, the record date for the Caesars Special Meeting, the Caesars Significant Stockholder beneficially owned 114,250,942 shares of Caesars common stock or approximately 16.83% of the shares of Caesars common stock outstanding and entitled to vote on that date. The Caesars Significant Stockholder has also agreed to certain restrictions on the sale of its shares of Caesars common stock prior to the Merger, as further described in this joint proxy statement/prospectus.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the ERI Special Meeting or the Caesars Special Meeting, as applicable, please take the time to vote over the Internet or by telephone as described in this joint proxy statement/prospectus or by completing the enclosed proxy card and mailing it in the enclosed envelope. Information about the meetings, the Merger and the other business to be considered at the meetings is contained in this joint proxy statement/prospectus. You are urged to read this joint proxy statement/prospectus, including the annexes and the documents incorporated by reference, carefully and in its entirety.

In particular, you should carefully read “Risk Factors” beginning on page 48 for a discussion of certain of the material risks to consider in evaluating the Merger Agreement and the Merger and how they will affect you.

Thank you for your cooperation and continued support.

Sincerely,

Thomas R. Reeg Chief Executive Officer Eldorado Resorts, Inc.	Tony Rodio Chief Executive Officer Caesars Entertainment Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Merger Agreement and the Merger described in this joint proxy statement/prospectus or the ERI common stock to be issued in the Merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated October 11, 2019 and is first being mailed to ERI stockholders of record and Caesars stockholders of record on or about October 15, 2019.

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about each of ERI and Caesars from documents that each company has filed with the Securities and Exchange Commission (the “SEC”) but that are not included in or delivered with this joint proxy statement/prospectus. You may read and copy any report, statement or other information that ERI and Caesars file with the SEC at the SEC’s public reference room at the following location: Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This information is available to you without charge upon your oral or written request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus without charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Eldorado Resorts, Inc. 100 West Liberty Street, Suite 1150 Reno, Nevada 89501 Attention: Investor Relations Telephone: (775) 328-0112 www.eldoradoresorts.com	Caesars Entertainment Corporation One Caesars Palace Drive Las Vegas, Nevada 89109 Attention: Investor Relations Telephone: (800) 318-0047 investor.caesars.com

All website addresses given in this joint proxy statement/prospectus are for informational purposes only and are not intended to be active links and information contained on the websites of ERI or Caesars is not incorporated by reference in, nor considered to be part of, this joint proxy statement/prospectus.

If you would like to request documents, please do so by November 8, 2019 at 5:00 p.m., Eastern Time, in order to receive them before the meetings.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you can obtain it, please see “Where You Can Find More Information” beginning on page 270.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD NOVEMBER 15, 2019

To Our Stockholders:

A special meeting of stockholders of Eldorado Resorts, Inc., a Nevada corporation (“ERI”), will be held at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501 on November 15, 2019 at 9:00 a.m., Pacific Time. The special meeting of stockholders (the “ERI Special Meeting”) is being held for the following purposes:

1.    to approve the issuance (the “Share Issuance”) of common stock, par value $0.00001 per share, of ERI, in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of June 24, 2019 (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 15, 2019, and as it may be further amended from time to time, the “Merger Agreement”), by and among Caesars Entertainment Corporation, a Delaware corporation (“Caesars”), ERI and Colt Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of ERI (“Merger Sub”), pursuant to which Merger Sub will merge with and into Caesars (the “Merger”) (ERI Proposal No. 1);

2.    to approve, subject to and promptly following the consummation of the Merger, the reincorporation of ERI from Nevada to Delaware (the “Delaware Conversion”) (ERI Proposal No. 2);

3.    to approve the Second Amended and Restated Articles of Incorporation of ERI (the “ERI A&R Nevada Charter”), a copy of which is included as Annex F to this joint proxy statement/prospectus, to be effective upon consummation of the Merger if (and only if) the Delaware Conversion is not approved (ERI Proposal No. 3);

4.    to approve one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 4); and

5.    to transact such other business as may properly come before the ERI Special Meeting.

The above matters are more fully described in the accompanying joint proxy statement/prospectus of ERI and Caesars, which provides you with information about ERI, Caesars, the ERI Special Meeting, the Share Issuance, the Delaware Conversion, the ERI A&R Nevada Charter, the Merger, the Merger Agreement and other documents related to the Merger and other related matters. The accompanying joint proxy statement/prospectus also includes, as Annex A, a copy of the Agreement and Plan of Merger, and as Annex B, a copy of Amendment No. 1 to Agreement and Plan of Merger. ERI encourages you to carefully read the accompanying joint proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference.

Only holders of ERI common stock as of the close of business on October 4, 2019, which is the record date for the ERI Special Meeting, are entitled to receive notice of, attend and vote at the ERI Special Meeting.

We hope that as many stockholders as possible will personally attend the ERI Special Meeting. Whether or not you plan to attend the ERI Special Meeting, please complete the enclosed proxy card and sign, date and return it promptly so that your shares will be represented. You also may vote your shares over the Internet or by telephone by following the instructions included on the proxy card. Submitting your proxy in writing, over the Internet or by telephone will not prevent you from voting in person at the ERI Special Meeting. The affirmative vote of a majority of the votes cast on the proposal to approve the Share Issuance, in person or by proxy, will be required to approve the Share Issuance. The affirmative vote by the holders of a majority of all of the outstanding shares of ERI common stock will be required to approve the Delaware Conversion and the ERI A&R Nevada Charter. The affirmative vote of a majority of the shares of ERI common stock present, in person or by proxy, and entitled to vote at the ERI Special Meeting will be required to approve the proposal to adjourn the ERI Special Meeting.

The ERI board of directors unanimously recommends that ERI stockholders vote FOR each of the proposals presented at the ERI Special Meeting.

By Order of the ERI Board of Directors,

Gary L. Carano

Executive Chairman of the Board of Directors

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD NOVEMBER 15, 2019

To Our Stockholders:

A special meeting of stockholders of Caesars Entertainment Corporation, a Delaware corporation (“Caesars”), will be held in the Tuscana Chapel at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109 on November 15, 2019 at 9:00 a.m., Pacific Time. The special meeting of stockholders (the “Caesars Special Meeting”) is being held for the following purposes:

1.    to adopt the Merger Agreement and approve the Merger (Caesars Proposal No. 1);

2.    to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger (Caesars Proposal No. 2);

3.    to approve one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting (Caesars Proposal No. 3); and

4.    to transact such other business as may properly come before the Caesars Special Meeting.

The above matters are more fully described in the accompanying joint proxy statement/prospectus of ERI and Caesars, which provides you with information about Caesars, ERI, the Caesars Special Meeting, the Merger, the Merger Agreement and other documents related to the Merger and other related matters. The accompanying joint proxy statement/prospectus also includes, as Annex A, a copy of the Agreement and Plan of Merger, and as Annex B, a copy of Amendment No. 1 to Agreement and Plan of Merger. Caesars encourages you to carefully read the accompanying joint proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference.

Only holders of Caesars common stock as of the close of business on October 4, 2019, which is the record date for the Caesars Special Meeting, are entitled to receive notice of, attend and vote at the Caesars Special Meeting.

Whether or not you plan to attend the Caesars Special Meeting, please complete the enclosed proxy card and sign, date and return it promptly so that your shares will be represented. You also may vote your shares over the Internet or by telephone by following the instructions included on the proxy card. Submitting your proxy in writing, over the Internet or by telephone will not prevent you from voting in person at the Caesars Special Meeting.

Adoption of the Merger Agreement and approval of the Merger requires the affirmative vote of the holders of a majority of the shares of Caesars common stock outstanding and entitled to vote as of the close of business on the record date for the Caesars Special Meeting. The affirmative vote of a majority of the shares of Caesars common stock present, in person or by proxy, and entitled to vote at the Caesars Special Meeting will be required (a) to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger and (b) to approve the proposal to adjourn the Caesars Special Meeting. Because the compensation vote is advisory, it will not be binding on Caesars, and failure to receive the vote required for approval will not change Caesars’ obligations to pay the merger-related compensation, pursuant to the terms of the applicable agreements and arrangements. The Caesars board of directors unanimously recommends that Caesars stockholders vote FOR each of the proposals presented at the Caesars Special Meeting.

By Order of the Caesars Board of Directors,

Tony Rodio

Chief Executive Officer

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CERTAIN DEFINED TERMS USED IN THIS JOINT PROXY STATEMENT/PROSPECTUS

Aggregate Caesars Share Amount	A number of shares of Caesars common stock equal to (a) 682,161,838 (which includes the Escrow Trust Shares) plus (b) the number of shares of Caesars common stock issued after June 24, 2019 and prior to the Effective Time pursuant to the exercise of certain equity awards issued under Caesars Stock Plans or conversion of Caesars’ outstanding convertible notes.

Aggregate Cash Amount	An amount of cash equal to (a) the sum of (i) $8.40 plus (ii) if the applicable closing conditions set forth in the Merger Agreement are not satisfied by March 25, 2020, an amount equal to $0.003333 for each day (provided that such amount will not be payable if the waiting period under the HSR Act has expired or been terminated but (to the extent required) the consents of the holders of Caesars’ 5.00% convertible senior notes due 2024 have not been obtained) from March 25, 2020 until the Closing Date, multiplied by (b) the Aggregate Caesars Share Amount.

Aggregate ERI Share Amount	A number of shares of ERI common stock equal to 0.0899 multiplied by the Aggregate Caesars Share Amount.

Caesars	Caesars Entertainment Corporation, a Delaware corporation.

Caesars Board	The board of directors of Caesars.

Caesars common stock	The common stock, par value $0.01 per share, of Caesars.

Caesars Significant Stockholder Voting Agreement	The Voting and Support Agreement, dated as of June 24, 2019, as it may be amended from time to time, by and among ERI and the Caesars Significant Stockholder.

Caesars Stock Plans	(a) The Caesars Entertainment Corporation 2012 Performance Incentive Plan (as amended), (b) the Caesars Entertainment Corporation 2014 Performance Incentive Plan, (c) the Caesars Entertainment Corporation 2017 Performance Incentive Plan (as amended) and (d) the Caesars Entertainment Corporation Management Equity Incentive Plan.

Cash Election	An election to receive the Cash Election Consideration.

Cash Election Consideration	The consideration payable in cash in respect of a share of Caesars common stock in an amount equal to the Per Share Amount. Subject to the proration provisions discussed in this joint proxy statement/prospectus, at the Effective Time, each share of Caesars common stock for which the holder has made a Cash Election and each other share of Caesars common stock that is required to be converted into Cash Election Consideration pursuant to the proration provisions of the Merger Agreement will be converted into the right to receive the Cash Election Consideration.

Assuming that (a) the ERI Common Stock VWAP was equal to the closing price of ERI common stock on September 27, 2019 of $38.56 and (b) the Aggregate Caesars Share Amount was equal to the number of shares of Caesars common stock outstanding as of

September 27, 2019, or 687,271,018 shares (which includes the Escrow Trust Shares), the Per Share Amount and the Cash Election Consideration would be equal to $11.87.

Cash Election Shares	Shares of Caesars common stock for which a holder has made a Cash Election.

Ceased to Serve	An individual is not at a member of the ERI Board at the Effective Time because such individual has resigned or otherwise been removed as a member of the ERI Board (a) due to a final and binding determination by a governmental entity that such individual is not suitable to serve, or otherwise may not serve, as a member of the ERI Board or (b) because a governmental entity is likely to determine that such individual is not suitable to serve, or otherwise may not serve, as a member of the ERI Board.

Certificate of Merger	Certificate of merger to be filed in Delaware in connection with the Merger.

Closing Date	The date on which the consummation of the Merger occurs.

Code	The Internal Revenue Code of 1986, as amended.

DGCL	The General Corporation Law of the State of Delaware.

Dissenting Shares	Shares of Caesars common stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who, pursuant to Section 262 of the DGCL, is entitled to demand and properly demands appraisal of those shares.

DOJ	U.S. Department of Justice.

Effective Time	The time at which the Certificate of Merger is filed with the Secretary of State of the State of Delaware in connection with the Merger, or such other time specified by mutual agreement of the parties to the Merger.

Election Deadline	The deadline for each Caesars stockholder to submit an election choosing the form of Merger Consideration that the Caesars stockholder elects to receive in the Merger in respect of the shares of Caesars common stock held by that stockholder, which is 5:00 p.m., New York time, on the second business day prior to the anticipated Effective Time or such other time as mutually agreed by ERI and Caesars. The election form will be mailed no less than 30 days prior to the anticipated Effective Time, or on such other date as ERI and Caesars may mutually agree, to each holder of record of Caesars common stock as of five business days prior to the mailing date or such other date as mutually agreed to be ERI and Caesars. You are not being asked to make an election at this time.

ERI	Eldorado Resorts, Inc., a Nevada corporation.

ERI Board	The board of directors of ERI.

ERI common stock	The common stock, par value $0.00001 per share, of ERI.

ERI Common Stock VWAP	The volume weighted average price of a share of ERI common stock for a 10 trading day period, starting with the opening of trading on the 11th trading day prior to the anticipated Closing Date to the closing of trading on the 2nd to last trading day prior to the anticipated Closing Date, as reported by Bloomberg Finance L.P.

Escrow Trust Shares	8,271,660 shares of Caesars common stock being held in escrow trust to satisfy unsecured claims pursuant to the Third Amended Joint Plan of Reorganization, filed with the U.S. Bankruptcy Court for the Northern District of Illinois in Chicago on January 13, 2017, at Docket No. 6318.

Exchange Act	Securities Exchange Act of 1934, as amended.

Exchange Agent	The bank or trust company appointed to act as exchange agent in accordance with the Merger Agreement.

FTC	The Federal Trade Commission.

HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

IRS	Internal Revenue Service.

Merger	The merger of Merger Sub with and into Caesars, with Caesars continuing as the surviving corporation and as a direct wholly owned subsidiary of ERI.

Merger Agreement	Agreement and Plan of Merger, dated as of June 24, 2019, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 15, 2019, and as it may be further amended from time to time, by and among Caesars, ERI and Merger Sub.

Merger Consideration	With respect to a given share of Caesars common stock, the right to receive either the Cash Election Consideration or the Stock Election Consideration.

Merger Sub	Colt Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of ERI.

Milbank	Milbank LLP, counsel to ERI.

NASDAQ	The Nasdaq Global Select Market.

No Election Shares	Shares of Caesars common stock with respect to which (a) no election to receive the Cash Election Consideration or the Stock Election Consideration is properly made, or no election form is returned, (b) an election form specifies that the holder thereof makes no election or (c) an election to receive the Cash Election Consideration or the Stock Election Consideration is properly revoked.

NRS	Nevada Revised Statutes, as amended.

Per Share Amount	An amount equal to (a) (i) the Aggregate Cash Amount, plus (ii) the product of (A) the Aggregate ERI Share Amount and (B) the ERI Common Stock VWAP, divided by (b) the Aggregate Caesars Share Amount.

Assuming that (a) the ERI Common Stock VWAP was equal to the closing price of ERI common stock on September 27, 2019 of $38.56 and (b) the Aggregate Caesars Share Amount was equal to the number of shares of Caesars common stock outstanding as of September 27, 2019, or 687,271,018 shares (which includes the Escrow Trust Shares), the Per Share Amount would be equal to $11.87.

REI Voting Agreement	The Voting and Support Agreement, dated as of June 24, 2019, as it may be amended from time to time, by and between Caesars and REI.

SEC	U.S. Securities and Exchange Commission.

Securities Act	The Securities Act of 1933, as amended.

Share Issuance	The issuance of shares of ERI common stock in connection with the transactions contemplated by the Merger Agreement.

Skadden	Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Caesars.

Stock Election	An election to receive the Stock Election Consideration.

Stock Election Consideration	The consideration payable in respect of a share of Caesars common stock that will be payable in shares of ERI common stock, which consideration will consist of a number of shares of ERI common stock equal to (a) the Per Share Amount divided by (b) the ERI Common Stock VWAP. No fractional shares of ERI common stock will be issued as part of the Stock Election Consideration. A Caesars stockholder who would otherwise have received a fraction of a share of ERI common stock will receive an amount of cash equal to such fraction of a share multiplied by the ERI Common Stock VWAP. Subject to the proration provisions discussed in this joint proxy statement/prospectus, at the Effective Time, each share of Caesars common stock for which the holder has made a Stock Election, and each other share of Caesars common stock that is required to be converted into Stock Election Consideration pursuant to the proration provisions of the Merger Agreement, will be converted into the right to receive the Stock Election Consideration.

Assuming that (a) the ERI Common Stock VWAP was equal to the closing price of ERI common stock on September 27, 2019 of $38.56 and (b) the Aggregate Caesars Share Amount was equal to the number of shares of Caesars common stock outstanding as of September 27, 2019, or 687,271,018 shares (which includes the Escrow Trust Shares), the Stock Election Consideration would be equal to 0.3077 shares of ERI common stock.

Stock Election Shares	Shares of Caesars common stock for which a holder has made a Stock Election.

Voting Agreements	The Caesars Significant Stockholder Voting Agreement and the REI Voting Agreement.

Unless otherwise indicated, all references to outstanding shares of Caesars common stock include the Escrow Trust Shares; however, the Escrow Trust Shares are not entitled to vote and therefore are not included in references to shares of Caesars common stock outstanding and entitled to vote at the Caesars Special Meeting.

QUESTIONS AND ANSWERS ABOUT THE ERI SPECIAL MEETING

The ERI Board is soliciting proxies from its stockholders to vote at a special meeting of ERI stockholders, to be held at 9:00 a.m., Pacific Time, on November 15, 2019 at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501 (the “ERI Special Meeting”), and any adjournment of the ERI Special Meeting, if appropriate.

The questions and answers below highlight selected information from this joint proxy statement/prospectus and are intended to briefly address some commonly asked questions about, among other things, (a) the Merger Agreement, the Merger Consideration and the Share Issuance, (b) the Merger, (c) the Delaware Conversion and the ERI A&R Nevada Charter and (d) the ERI Special Meeting, where the stockholders of ERI will be asked to consider and vote on the approval of the Share Issuance, the Delaware Conversion, the ERI A&R Nevada Charter and related matters.

The following questions and answers do not contain all of the information that is important to you. You should carefully read this joint proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference, to fully understand the matters to be acted upon and the voting procedures for the ERI Special Meeting. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions under “Where You Can Find More Information” beginning on page 270.

For certain questions and answers about the Caesars Special Meeting, see “Questions and Answers about the Merger and the Caesars Special Meeting” beginning on page 13.

Q.	Why have I received this joint proxy statement/prospectus?

A.

You are receiving this joint proxy statement/prospectus because you were a stockholder of ERI as of the close of business on the record date for the ERI Special Meeting. On June 23, 2019, the ERI Board and the Caesars Board each approved the Agreement and Plan of Merger providing for Caesars to be acquired by ERI, and the Agreement and Plan of Merger was executed on June 24, 2019 (and was subsequently amended on August 15, 2019, pursuant to Amendment No. 1 to Agreement and Plan of Merger). Copies of the Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger are attached to this joint proxy statement/prospectus as Annex A and Annex B, which ERI encourages you to read in their entirety.

In order for the Merger to be consummated, ERI stockholders must approve the issuance of shares of ERI common stock, or the Share Issuance, as part of the Merger Consideration. Approval of the Share Issuance requires the affirmative vote of a majority of the votes cast, in person or by proxy, on the proposal to approve the Share Issuance. The ERI Board has designated Thomas R. Reeg, Anthony L. Carano and Edmund L. Quatmann, Jr. as proxies, who will vote the shares represented by proxies at the ERI Special Meeting in the manner indicated by the proxies.

This joint proxy statement/prospectus is being delivered to you as a proxy statement because the ERI Board and the Caesars Board are soliciting proxies from their respective stockholders. The ERI Board is soliciting proxies from its stockholders to vote on the approval of the Share Issuance, approval of the Delaware Conversion and approval of the ERI A&R Nevada Charter, as well as the other matters set forth in the notice of the ERI Special Meeting and described in this joint proxy statement/prospectus, and your proxy will be used at the ERI Special Meeting or at any adjournment thereof. It is a prospectus because ERI will issue ERI common stock to Caesars stockholders in connection with the Merger.

Q.	What are the specific proposals on which I am asked to vote at the ERI Special Meeting?

A.	ERI stockholders are being asked to approve four proposals at the ERI Special Meeting:

•	ERI stockholders are being asked to approve the Share Issuance, as contemplated by the Merger Agreement (ERI Proposal No. 1 or the “Share Issuance Proposal”);

•

ERI stockholders are being asked to approve the reincorporation of ERI from Nevada to Delaware, or the Delaware Conversion, which would take effect subject to and promptly following the consummation of the Merger (ERI Proposal No. 2 or the “Delaware Conversion Proposal”);

•

ERI stockholders are being asked to approve the Second Amended and Restated Articles of Incorporation of ERI (the “ERI A&R Nevada Charter”), a copy of which is included as Annex F to this joint proxy statement/prospectus, which would take effect upon consummation of the Merger if (and only if) the Delaware Conversion is not approved (ERI Proposal No. 3 or the “Charter Amendment Proposal”); and

•

ERI stockholders are being asked to approve one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 4).

Under NASDAQ listing rules, stockholder approval is required prior to the issuance of common stock if the number of shares of common stock to be issued in a transaction equals 20% or more of the number of shares of common stock outstanding before the issuance. The Share Issuance that will be effected in connection with the Merger will result in the issuance of a number of shares of ERI common stock equal to approximately 49% of the shares of ERI common stock outstanding before the Share Issuance, based on the number of shares of ERI common stock and Caesars common stock, and the principal amount of Caesars convertible notes, outstanding on September 27, 2019 (assuming that all Caesars convertible notes are converted immediately following consummation of the Merger into $8.40 in cash and 0.0899 shares of ERI common stock for each share of Caesars common stock into which such Caesars convertible notes were convertible immediately prior to the Merger). Accordingly, ERI stockholders are being asked to consider and vote on the Share Issuance.

Q.	What happens if the Delaware Conversion is not approved?

A.

If the Delaware Conversion is not approved, ERI will remain a Nevada corporation and subject to Nevada law, its current amended and restated articles of incorporation will continue to apply (unless the Charter Amendment Proposal is approved, in which case the ERI A&R Nevada Charter will apply) and the amended and restated Nevada bylaws attached as Annex G (the “ERI A&R Nevada Bylaws”) will go into effect. While the Merger Agreement requires ERI to use reasonable best efforts to obtain stockholder approval of the Delaware Conversion Proposal, the approval of this proposal is not a condition to the consummation of the Merger. If, however, the Share Issuance and ERI A&R Nevada Charter are approved but the Delaware Conversion is not approved, following the consummation of the Merger, ERI’s current amended and restated articles of incorporation will be replaced with the ERI A&R Nevada Charter attached to this joint proxy statement/prospectus as Annex F.

Q.	What happens if neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved?

A.

If neither the Delaware Conversion nor the ERI A&R Nevada Charter is approved, but the Share Issuance is approved, following consummation of the Merger, ERI will remain a Nevada corporation and subject to Nevada law, its current amended and restated articles of incorporation will continue to apply and the ERI A&R Nevada Bylaws will go into effect.

Q.	What is the consideration that ERI will pay to Caesars stockholders in the Merger?

A.

The aggregate consideration that ERI will pay in respect of outstanding shares of Caesars common stock in the Merger will be (a) an amount of cash equal to (i) the sum of (A) $8.40 plus (B) if the applicable closing conditions set forth in the Merger Agreement are not satisfied by March 25, 2020, an amount equal to $0.003333 for each day (provided that such amount will not be payable if the waiting period under the HSR Act has expired or been terminated but (to the extent required) the consents of the holders of Caesars’ 5.00%

convertible senior notes due 2024 have not been obtained) from March 25, 2020 until the Closing Date, multiplied by (ii) a number of shares of Caesars common stock (the “Aggregate Caesars Share Amount”) equal to (A) 682,161,838 (which includes the Escrow Trust Shares) plus (B) the number of shares of Caesars common stock issued after June 24, 2019 and prior to the Effective Time pursuant to the exercise of certain equity awards issued under Caesars Stock Plans or conversion of Caesars’ outstanding convertible notes (the “Aggregate Cash Amount”), plus (b) a number of shares of ERI common stock equal to (i) 0.0899 multiplied by (ii) the Aggregate Caesars Share Amount (the “Aggregate ERI Share Amount”).

Each holder of a share of Caesars common stock will be entitled to make an election to receive the Cash Election Consideration or the Stock Election Consideration. The amount of cash constituting the Cash Election Consideration and number of shares of ERI common stock constituting the Stock Election Consideration will be determined based on the Per Share Amount. The “Per Share Amount” is equal to (a) (i) the Aggregate Cash Amount, plus (ii) the product of (A) the Aggregate ERI Share Amount and (B) the ERI Common Stock VWAP, divided by (b) the Aggregate Caesars Share Amount.

Q.	What is the Cash Election Consideration that ERI will pay Caesars stockholders in the Merger?

A.

The Cash Election Consideration payable in respect of a share of Caesars common stock is cash in an amount equal to the Per Share Amount. The aggregate cash consideration paid by ERI in respect of outstanding shares of Caesars common stock will be an amount of cash equal to the Aggregate Cash Amount. Subject to the proration provisions discussed in this joint proxy statement/prospectus, at the Effective Time, each share of Caesars common stock for which the holder has made a Cash Election and each other share of Caesars common stock that is required to be converted into Cash Election Consideration pursuant to the proration provisions in the Merger Agreement will be converted into the right to receive the Cash Election Consideration.

Q.	What is the Stock Election Consideration that ERI will pay Caesars stockholders in the Merger?

A.

The Stock Election Consideration payable in respect of a share of Caesars common stock is a number of shares of ERI common stock equal to (a) the Per Share Amount divided by (b) the ERI Common Stock VWAP. Subject to the proration provisions discussed in this joint proxy statement/prospectus, at the Effective Time, each share of Caesars common stock for which the holder has made a Stock Election and each other share of Caesars common stock that is required to be converted into Stock Election Consideration pursuant to the proration provisions in the Merger Agreement will be converted into the right to receive the Stock Election Consideration.

Q.	How does the ERI Board recommend that ERI stockholders vote?

A.	The ERI Board unanimously recommends that ERI stockholders vote:

•	FOR the proposal to approve the Share Issuance (ERI Proposal No. 1);

•	FOR the proposal to approve the Delaware Conversion (ERI Proposal No. 2);

•	FOR the proposal to approve the ERI A&R Nevada Charter (ERI Proposal No. 3); and

•

FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 4).

For a discussion of the reasons for the recommendation on ERI Proposal No. 1, ERI Proposal No. 2 and ERI Proposal No. 3, see “The Merger—ERI Board’s Reasons for the Merger” beginning on page 142.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the enclosed proxy card will vote in accordance with the recommendations of the ERI Board.

Q.	When and where is the ERI Special Meeting?

A.

The ERI Special Meeting will be held at 9:00 a.m., Pacific Time, on November 15, 2019 at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501. For additional information about the ERI Special Meeting, see “The ERI Special Meeting” beginning on page 105.

Q.	How many votes are required to approve each proposal?

A.	ERI Proposal No. 1 requires the affirmative vote of a majority of the votes cast, in person or by proxy, on such proposal.

ERI Proposal No. 2 and ERI Proposal No. 3 require the affirmative vote by the holders of a majority of all of the outstanding shares of ERI common stock.

ERI Proposal No. 4 requires the affirmative vote of the holders of a majority of the shares of ERI common stock present, in person or by proxy, and entitled to vote at the ERI Special Meeting, even if less than a quorum is present at the ERI Special Meeting.

ERI Proposal No. 1, No. 2 and No. 3 require a quorum to be present at the ERI Special Meeting.

Q.	What is a quorum?

A.

Holders of a majority of the outstanding shares of ERI common stock entitled to vote must be present, in person or by proxy, at the ERI Special Meeting to constitute a quorum and to conduct business at the ERI Special Meeting. Your shares are counted as present if you attend the ERI Special Meeting in person or properly vote over the Internet, by telephone or by submitting a properly executed proxy card by mail. As of October 4, 2019, the record date for the ERI Special Meeting, 77,545,678 shares of ERI common stock were outstanding. Abstentions, which occur when shares are voted ABSTAIN with respect to one or more proposals, will be counted as present for the purpose of determining a quorum. If you do not provide voting instructions to your broker or other nominee, your shares of ERI common stock will not be counted as present at the ERI Special Meeting and will not be voted at the ERI Special Meeting. In the event that a quorum is not present at the ERI Special Meeting or not enough votes have been cast for the approval of the Share Issuance, ERI expects that the ERI Special Meeting will be adjourned to solicit additional proxies.

Q.	Who can vote at the ERI Special Meeting?

A.	Holders of ERI common stock of record at the close of business on the record date for the ERI Special Meeting, October 4, 2019, will be entitled to notice of and to vote at the ERI Special Meeting.

As of the record date for the ERI Special Meeting, there were 77,545,678 shares of ERI common stock outstanding and entitled to vote at the ERI Special Meeting, held by approximately 491 holders of record.

A complete list of stockholders entitled to vote at the ERI Special Meeting will be available for examination by any stockholder at ERI’s corporate headquarters, 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, during normal business hours for a period of ten days before the ERI Special Meeting and at the time and place of the ERI Special Meeting.

Q.	What is the difference between a stockholder of record and a beneficial holder of shares?

A.

If your shares are registered directly in your name with ERI’s transfer agent, Continental Stock Transfer & Trust Company, you are considered a stockholder of record with respect to those shares. If this is the case, the stockholder proxy materials have been sent or provided directly to you by ERI.

If you hold your ERI common stock in “street name” through a bank, brokerage firm or other nominee, you should instruct such bank, brokerage firm or other nominee as to how to vote your shares of ERI common stock by carefully following the instructions that you will receive from your bank, brokerage firm or other nominee. Your shares of ERI common stock will not be voted absent your instructions. You may be subject to an earlier deadline for voting your shares of ERI common stock. Please contact your bank, brokerage firm or other nominee with any questions.

Q.	How many votes do I have if I am an ERI stockholder?

A.	Each share of ERI common stock that you own at the close of business on the record date will entitle you to one vote on each proposal presented at the ERI Special Meeting.

Q.	If I am an ERI stockholder, what happens if I abstain from voting?

A.

Approval of the Share Issuance requires the affirmative vote of a majority of the votes cast, in person or by proxy, on the proposal to approve the Share Issuance. Abstentions, which occur when shares are voted ABSTAIN with respect to one or more proposals, will not be counted as votes cast on, and will have no effect on the outcome of, the proposal to approve the Share Issuance.

Approval of the Delaware Conversion and the ERI A&R Nevada Charter requires the affirmative vote of the holders of a majority of all of the outstanding shares of ERI common stock. Abstentions will have the same effect as a vote AGAINST each of the Delaware Conversion and the ERI A&R Nevada Charter.

Approval of the proposal relating to the possible adjournment of the ERI Special Meeting requires the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and entitled to vote at the ERI Special Meeting, even if less than a quorum is present at the ERI Special Meeting. Abstentions will have the same effect as a vote AGAINST the adjournment of the ERI Special Meeting.

Q.	Who can attend the ERI Special Meeting?

A.

Stockholders eligible to vote at the ERI Special Meeting, or their duly authorized proxies, may attend the ERI Special Meeting. If you choose to attend the ERI Special Meeting, you must bring photo identification and the admission ticket that is part of your proxy card. If you hold shares in “street name” through a broker, bank, or other nominee and wish to attend the ERI Special Meeting, in addition to the above procedures, you must also bring a copy of a brokerage statement reflecting your ownership of ERI common stock as of the record date for the ERI Special Meeting. If you are a representative of a corporate or institutional stockholder, you must also present proof that you are a representative of such stockholder. A valid picture identification is required for all attendees. Cameras, recording devices and other electronic devices will not be permitted at the ERI Special Meeting.

Regardless of whether you intend to attend the ERI Special Meeting, you are encouraged to vote your shares of ERI common stock as promptly as possible. Voting your shares will not impact your ability to attend the ERI Special Meeting.

Q.	Will any other matters be presented for a vote at the ERI Special Meeting?

A.

ERI is not aware of any other matters that will be presented for a vote at the ERI Special Meeting. However, if any other matters properly come before the ERI Special Meeting, the proxies will have the discretion to vote upon such matters.

Q.	How do I vote my shares if I am an ERI stockholder of record?

A.

If you are an ERI stockholder entitled to vote at the ERI Special Meeting, you may vote over the Internet, by telephone, by mail or in person at the ERI Special Meeting. All votes, other than votes made in person at the ERI Special Meeting, must be received by 11:59 p.m., Eastern Time, on November 14, 2019:

Over the Internet or by Telephone. To vote over the Internet or by telephone, please follow the instructions included on your proxy card. If you vote over the Internet or by telephone, you do not need to complete and mail a proxy card.

Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the ERI Special Meeting in the manner you indicate. ERI and Caesars encourage you to sign and return the proxy card even if you plan to attend the ERI Special Meeting so that your shares will be voted if you are ultimately unable to attend the ERI Special Meeting.

In Person. If your shares are registered directly in your name, you have the right to vote in person at the ERI Special Meeting. If you hold shares in “street name” through a broker, bank or other nominee and you want to vote in person at the ERI Special Meeting, you must obtain a proxy from your broker, bank or other nominee and bring that proxy to the ERI Special Meeting. If you attend the ERI Special Meeting and plan to vote in person, ERI will provide you with a ballot at the ERI Special Meeting.

Q.	How do I vote my shares of ERI common stock that are held in “street name” by a brokerage firm, bank or other nominee?

A.

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this joint proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder eligible to vote at the ERI Special Meeting for purposes of voting at the ERI Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this joint proxy statement/prospectus. All of the proposals at the ERI Special Meeting are considered non-routine matters. As a result, your broker may not vote your shares without your specific instructions, which is called a “broker non-vote.”

Q.	Can I change my vote after I have delivered my proxy?

A.

Yes. You can change your vote at any time before your proxy is voted at the ERI Special Meeting. If you are an ERI stockholder entitled to vote at the ERI Special Meeting, you may revoke your proxy at any time before the vote is taken at the ERI Special Meeting.

To revoke your proxy, you must do one of the following:

•	enter a new vote over the Internet or by telephone by 11:59 p.m., Eastern Time, on November 14, 2019;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on November 14, 2019;

•

provide written notice of the revocation to: Eldorado Resorts, Inc., Attention: Secretary, 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, which must be received by 11:59 p.m., Eastern Time, on November 14, 2019; or

•	attend the ERI Special Meeting and vote your shares in person.

If you are the beneficial owner of shares held in “street name” by a brokerage firm, bank, or other nominee, you should follow the instructions of your broker, bank, or other nominee regarding the revocation of proxies. Please contact your broker, bank or other nominee and follow its directions in order to change your vote.

If the ERI Special Meeting is adjourned, it will not affect the ability of ERI stockholders eligible to vote at the ERI Special Meeting to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Q.	What if I receive more than one proxy card?

A.	If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q.	What if I do not specify a choice for a matter when returning a proxy?

A.	Stockholders should specify their choice for each matter on the enclosed proxy. If no specific instructions are given, proxies that are signed and returned will be voted:

•	FOR the proposal to approve the Share Issuance (ERI Proposal No. 1);

•	FOR the proposal to approve the Delaware Conversion (ERI Proposal No. 2);

•	FOR the proposal to approve the ERI A&R Nevada Charter (ERI Proposal No. 3); and

•

FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 4).

Q.	As an ERI stockholder, am I eligible to receive dissenter’s rights as a result of any action taken at the ERI Special Meeting or the Merger?

A.	No. Dissenter’s rights are not available for ERI stockholders as a result of any action taken at the ERI Special Meeting or in connection with the Merger.

Q.	When is the Merger expected to be consummated?

A.

ERI and Caesars are working toward consummating the Merger as expeditiously as possible and currently expect the Merger to be consummated in the first half of 2020. However, ERI and Caesars cannot be certain when, or if, the conditions to the consummation of the Merger will be satisfied or waived, or that the Merger will be consummated. See “Risk Factors—Risks Relating to the Merger” beginning on page 48, “The Merger—Regulatory Filings and Approvals Required to Consummate the Merger” beginning on page 188 and “The Merger Agreement—Conditions to the Obligation to Effect the Merger” beginning on page 213.

Q.	Are there risks associated with the Merger that I should consider in deciding how to vote?

A.

Yes. There are a number of risks related to the Merger and the other transactions contemplated by the Merger Agreement that are discussed in this joint proxy statement/prospectus and in the documents incorporated by reference or referred to herein. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 48 and in ERI’s and Caesars’ respective filings with the SEC referred to in “Where You Can Find More Information” beginning on page 270.

Q.	What are the U.S. federal income tax consequences of the Delaware Conversion?

A.

ERI believes that the reincorporation of ERI from Nevada to Delaware will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code, which involves a reorganization that is a mere change in identity, form or place of organization for a corporation. Assuming that the Delaware Conversion will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, you will not recognize any gain or loss as a result of the consummation of the Delaware Conversion. For a more detailed discussion of the U.S. federal income tax considerations generally applicable to the Delaware Conversion, see “U.S. Federal Income Tax Considerations—Tax Consequences of the Delaware Conversion” beginning on page 233.

Q.	Who can help answer my questions?

A.

If you are an ERI stockholder and have any questions about the Merger, the ERI Special Meeting or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Email: eldorado@dfking.com

Banks and Brokers (212) 269-5550

or

Toll-Free (800) 769-4414

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE CAESARS SPECIAL MEETING

The Caesars Board is soliciting proxies from its stockholders to vote at a special meeting of Caesars stockholders, to be held at 9:00 a.m., Pacific Time, on November 15, 2019 in the Tuscana Chapel at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109 (the “Caesars Special Meeting”), and any adjournment of the Caesars Special Meeting.

The questions and answers below highlight selected information from this joint proxy statement/prospectus and are intended to briefly address some commonly asked questions about, among other things, (a) the Merger Agreement and the Merger Consideration, (b) the Merger and (c) the Caesars Special Meeting, where the stockholders of Caesars will be asked to consider and vote on the adoption of the Merger Agreement, approval of the Merger and related matters.

The following questions and answers do not contain all of the information that is important to you. You should carefully read this joint proxy statement/prospectus in its entirety, including the annexes and the documents incorporated by reference, to fully understand the matters to be acted upon and the voting procedures for the Caesars Special Meeting. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions under “Where You Can Find More Information” beginning on page 270.

For certain questions and answers about the ERI Special Meeting, see “Questions and Answers about the ERI Special Meeting” beginning on page 6.

Q.	Why have I received this joint proxy statement/prospectus?

A.

You are receiving this joint proxy statement/prospectus because you were a stockholder of Caesars as of the close of business on the record date for the Caesars Special Meeting. On June 23, 2019, the ERI Board and Caesars Board each approved the Agreement and Plan of Merger providing for Caesars to be acquired by ERI, and the Agreement and Plan of Merger was signed on June 24, 2019 (and was subsequently amended on August 15, 2019, pursuant to Amendment No. 1 to Agreement and Plan of Merger). Copies of the Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively, which ERI and Caesars encourage you to read in their entirety.

In order for the Merger to be consummated, Caesars stockholders must vote to adopt the Merger Agreement and approve the Merger. Adoption of the Merger Agreement and approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Caesars common stock entitled to vote on such matters. Caesars stockholders are also being asked to vote to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger and to approve one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting.

This joint proxy statement/prospectus is being delivered to you as both a proxy statement of Caesars and a prospectus of ERI. It is a proxy statement because the Caesars Board is soliciting proxies from you to vote on the matters set forth in the notice of the Caesars Special Meeting and described in this joint proxy statement/prospectus, and your proxy will be used at the Caesars Special Meeting or at any adjournment thereof. It is a prospectus because ERI will issue ERI common stock to Caesars stockholders in connection with the Merger.

Q.	What are the specific proposals on which I am asked to vote at the Caesars Special Meeting?

A.	Caesars stockholders are being asked to approve three proposals at the Caesars Special Meeting:

•	Caesars stockholders are being asked to approve a proposal to adopt the Merger Agreement and to approve the Merger (Caesars Proposal No. 1);

•

Caesars stockholders are being asked to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger (Caesars Proposal No. 2). Because this vote is advisory in nature, it will not be binding on Caesars, and failure to receive the vote required for approval will not change Caesars’ obligations to pay the merger-related compensation, pursuant to the terms of the applicable compensation agreements or arrangements; and

•

Caesars stockholders are being asked to approve one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting (Caesars Proposal No. 3).

The approval of the advisory compensation proposal and the adjournment proposal are not conditions to consummation of the Merger.

Q.	How does the Caesars Board recommend that Caesars stockholders vote?

A.	The Caesars Board unanimously recommends that Caesars stockholders vote:

•	FOR the proposal to adopt the Merger Agreement and approve the Merger (Caesars Proposal No. 1);

•	FOR the proposal to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger (Caesars Proposal No. 2); and

•

FOR the proposal to approve one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting (Caesars Proposal No. 3).

For a discussion of the reasons for the recommendation on Caesars Proposal No. 1, see “The Merger—Caesars Board’s Reasons for the Merger and Recommendation of the Caesars Board” beginning on page 152.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the enclosed proxy card will vote in accordance with the recommendations of the Caesars Board.

Q.	How many votes are required to approve each proposal?

A.

Caesars Proposal No. 1 requires the affirmative vote of the holders of a majority of the outstanding shares of Caesars common stock entitled to vote as of the close of business on the record date for the Caesars Special Meeting.

Caesars Proposal Nos. 2 and 3 require the affirmative vote of the holders of a majority of the shares of Caesars common stock present, in person or by proxy, and entitled to vote at the Caesars Special Meeting.

The vote on Caesars Proposal No. 2 is advisory and is not binding on Caesars.

Q.	What will I receive if the Merger is consummated?

A.

Upon consummation of the Merger, each share of Caesars common stock issued and outstanding immediately prior to the consummation of the Merger (other than Caesars common stock subject to stock-based awards) will be converted into the right to receive, at your election, subject to proration:

•	the Cash Election Consideration, which is cash in an amount equal to the Per Share Amount; or

•	the Stock Election Consideration, which is a number of shares of ERI common stock equal to (a) the Per Share Amount divided by (b) the ERI Common Stock VWAP.

In this joint proxy statement/prospectus, when the term “Merger Consideration” is used with respect to a given share of Caesars common stock, it means either the Cash Election Consideration (with respect to a share of Caesars common stock representing the right to receive the Cash Election Consideration) or the Stock Election Consideration (with respect to a share of Caesars common stock representing the right to receive the Stock Election Consideration).

The Merger Agreement provides that the aggregate consideration paid by ERI in respect of outstanding shares of Caesars common stock will be (a) an amount of cash equal to the Aggregate Cash Amount and (b) a number of shares of ERI common stock equal to the Aggregate ERI Share Amount. Each holder of shares of Caesars common stock will be entitled to elect to receive, for each share of Caesars common stock held by such holder, either an amount of cash or a number of shares of ERI common stock, with a value (based on the ERI Common Stock VWAP) equal to the Per Share Amount. Elections by Caesars stockholders are subject to proration such that the aggregate amount of cash paid in exchange for outstanding shares of Caesars common stock in the Merger will not exceed the Aggregate Cash Amount and the aggregate number of shares of ERI common stock issued in exchange for shares of Caesars common stock in the Merger will not exceed the Aggregate ERI Share Amount. As such, if Caesars stockholders make a Cash Election or a Stock Election, the form of Merger Consideration they actually receive may be adjusted according to the proration procedures contained in the Merger Agreement.

Caesars stockholders who fail to make a valid election for any reason by the Election Deadline will be deemed to have made a non-election and will have no control over the form of Merger Consideration they will receive in exchange for their shares of Caesars common stock. The form of Merger Consideration that these non-electing stockholders receive will depend on which form of Merger Consideration is oversubscribed or undersubscribed.

Q.	What will happen to Caesars stock options and other stock-based awards (such as restricted stock units)?

A.	Subject to certain exceptions set forth in the Merger Agreement, Caesars stock options and other stock-based awards will generally be treated as follows:

Each option to acquire Caesars common stock that is vested and outstanding as of immediately prior to the Effective Time and has a per share exercise price less than the Cash Election Consideration (each, a “Vested Caesars Stock Option”) will, as of the Effective Time, be converted into the right to receive an amount in cash equal to the product of (a) the number of “net shares” of Caesars common stock applicable to such Vested Caesars Stock Option (after taking into account the exercise price applicable to such option) and (b) the Cash Election Consideration and will be cancelled as of the Effective Time.

Performance-based stock options are expected to be cancelled in connection with the consummation of the Merger.

Each option to acquire Caesars common stock that has not been cancelled and is outstanding as of immediately prior to the Effective Time (each, a “Continuing Caesars Stock Option”) will (i) cease to represent an option or right to acquire shares of Caesars common stock and (ii) be converted into an option or right to purchase shares of ERI common stock on the same terms and conditions as were applicable to such option immediately prior to the Effective Time. The number of shares, the exercise price per share of ERI common stock, and any other rights of a holder of a converted Continuing Caesars Stock Option will be determined based on a formula set forth in the Merger Agreement intended to preserve the intrinsic value of such Continuing Caesars Stock Option.

Each performance stock unit of Caesars that vests based on Caesars’ level of EBITDA or adjusted EBITDA, as measured over the applicable performance period that is outstanding as of immediately prior to the Effective Time (each, a “Caesars EBITDA PSU”) will, as of the Effective Time, be converted into the right to receive the Cash Election Consideration. For purposes of calculating the foregoing, the number of Caesars EBITDA PSUs will be based on “actual” performance achieved (measured through the end of the month immediately prior to the Effective Time, as proportionately extrapolated through the remainder of the applicable performance period), with respect to Caesars EBITDA PSUs that are eligible to vest in respect of the year in which the Effective Time occurs, and will be based on “target” level achievement with respect to Caesars EBITDA PSUs eligible to vest in respect of full performance periods commencing after the Closing Date.

Each (A) restricted stock unit of Caesars that vests solely based on the passage of time that is outstanding as of immediately prior to the Effective Time (each, a “Caesars Time-Based RSU”) and (B) performance stock unit of Caesars that is eligible to vest in respect of performance conditions that are based on stock or market price that is outstanding as of immediately prior to the Effective Time (each, a “Caesars Market-Based PSU”) will, as of the Effective Time, (1) be converted into a number of time-based restricted stock units or market-based performance stock units, as applicable, in respect of shares of ERI common stock in an amount equal to a number of shares of ERI common stock equal to (a) the Per Share Amount divided by (b) the ERI Common Stock VWAP (with aggregated fractional shares rounded to the nearest whole share), and (2) remain subject to the same terms and conditions as were applicable to such Caesars Time-Based RSU and Caesars Market-Based PSU immediately prior to the Effective Time. In connection with the foregoing, the stock or market-based goals applicable to the Caesars Market-Based PSUs that convert into market-based performance stock units in respect of shares of ERI common stock will be adjusted accordingly.

Any payments made in connection with the foregoing will be subject to applicable taxes and withholdings.

Q.	How do I make an election for the form of Merger Consideration that I prefer?

A.

Caesars stockholders should carefully review and follow the instructions in the election form and other appropriate and customary transmittal materials, which will be mailed not less than 30 days in advance of the anticipated Effective Time, or on such other date as ERI and Caesars mutually agree, to Caesars stockholders of record as of the date that is five business days prior to such mailing date or such other date as mutually agreed by ERI and Caesars. You are not being asked to make an election at this time. Each Caesars stockholder may specify in the election form the number of shares of Caesars common stock with respect to which the stockholder (a) elects to receive the Cash Election Consideration, (b) elects to receive the Stock Election Consideration or (c) makes no election. In this joint proxy statement/prospectus, we refer to an election to receive the Cash Election Consideration as a “Cash Election” and an election to receive the Stock Election Consideration as a “Stock Election.” A Caesars stockholder who submits an election form is not required to elect the same form of Merger Consideration for all of his, her or its shares of Caesars common stock. The election form allows a stockholder to make a Cash Election for some of his, her or its shares of Caesars common stock and a Stock Election for the remaining shares.

Caesars stockholders who fail to make a valid election for any reason by the Election Deadline, which is 5:00 p.m., New York Time, on the second business day prior to the Effective Time or such other time as mutually agreed by ERI and Caesars (and in any event, will be publicly announced by ERI at least five business days prior to the Election Deadline), will be deemed to have made a non-election and will have no control over the form of Merger Consideration that they receive in exchange for their shares of Caesars common stock. Instead, the form of Merger Consideration they receive will depend on which form of Merger Consideration is oversubscribed or undersubscribed.

Q.	How do I make an election if my shares of Caesars common stock are held in “street name” by my bank, brokerage firm or other nominee?

A.

If you hold your Caesars common stock in “street name” through a bank, brokerage firm or other nominee, you should instruct such bank, brokerage firm or other nominee what election to make on your behalf by carefully following the instructions that you will receive from your bank, brokerage firm or other nominee. An election will not be made on your behalf absent your instructions. You may be subject to an earlier deadline for making your election. Please contact your bank, brokerage firm or other nominee with any questions.

Q.	Can I change my election after the election form has been submitted?

A.

Yes. You may revoke or change your election at or prior to the Election Deadline by submitting a written notice of revocation or change to the Exchange Agent or by submitting new election materials. You may not revoke or change your election after the Election Deadline. Revocations must specify the name in which your shares are registered on the share transfer books of Caesars and any other information that the Exchange Agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this joint proxy statement/prospectus and the election form. If you instructed a bank, brokerage firm or other nominee holder to submit an election for your shares, you must follow your bank’s, brokerage firm’s or other nominee’s directions for changing those instructions. The notice of revocation must be received by the Exchange Agent at or prior to the Election Deadline in order for the revocation or new election to be valid. If the Merger Agreement is terminated, all Cash Elections and Stock Elections will automatically be revoked and ERI will instruct the Exchange Agent to return all shares of Caesars common stock submitted or transferred to the Exchange Agent.

Q.	Am I guaranteed to receive what I ask for on the election form?

A.

No. Your election is subject to proration as set forth in the Merger Agreement and described in this joint proxy statement/prospectus. If you make a Stock Election and the Stock Election Consideration is oversubscribed, then some of your shares of Caesars common stock will be converted into the right to receive the Cash Election Consideration instead. Similarly, if you make a Cash Election and the Cash Election Consideration is oversubscribed, then some of your shares of Caesars common stock will be converted into the right to receive the Stock Election Consideration instead. Furthermore, Caesars stockholders who fail to make a valid election for any reason by the Election Deadline will be deemed to have made a non-election and will have no control over the form of Merger Consideration they will receive in exchange for their shares of Caesars common stock. Accordingly, you may not receive exactly the form of Merger Consolidation you elect to receive. You instead may receive a mix of the Cash Election Consideration and the Stock Election Consideration calculated based on (a) the number of shares of Caesars common stock making each type of election and (b) the requirements under the Merger Agreement that the aggregate amount of cash paid in exchange for outstanding shares of Caesars common stock in the Merger will not exceed the Aggregate Cash Amount and the aggregate number of shares of ERI common stock issued in exchange for shares of Caesars common stock in the Merger will not exceed the Aggregate ERI Share Amount.

Q.	What happens if I do not send an election form or it is not received by the Election Deadline?

A.

If the Exchange Agent does not receive a properly completed election form from you at or prior to the Election Deadline (together with any stock certificates or evidence of shares in book-entry form representing the shares of Caesars common stock covered by your election or a guarantee of delivery as described in the election form), then you will be deemed to have made a non-election with respect to your shares of Caesars common stock. As such, the form of Merger Consideration you receive will depend on which form of Merger Consideration is oversubscribed or undersubscribed. Caesars stockholders bear the risk of delivery of all the materials that they are required to submit to the Exchange Agent in order to properly make an election.

Q.	How do I calculate the value of the Merger Consideration?

A.

If the Merger is consummated, each share of Caesars common stock will be converted into the right to receive, at the election of the stockholder, (a) the Stock Election Consideration or (b) the Cash Election Consideration, subject to proration such that the aggregate amount of cash paid in exchange for outstanding shares of Caesars common stock in the Merger will not exceed the Aggregate Cash Amount and the aggregate number of shares of ERI common stock issued in exchange for shares of Caesars common stock in the Merger will not exceed the Aggregate ERI Share Amount. Caesars stockholders can elect to receive the Stock Election Consideration for some of their shares of Caesars common stock and the Cash Election Consideration for some of their shares of Caesars common stock, subject to this proration. The Cash Election Consideration and the Stock Election Consideration will be determined based on the volume weighted average price of a share of ERI common stock for the ten trading day period starting on the 11th trading day prior to the anticipated closing date of the Merger and ending on the second trading day prior to the anticipated closing date of the Merger, as reported by Bloomberg Finance L.P., or the ERI Common Stock VWAP. As a result, when Caesars stockholders make their election to receive the Cash Election Consideration or the Stock Election Consideration, they will not know the exact value of the Cash Election Consideration or the Stock Election Consideration. A decrease in the price of ERI common stock between the time that a Caesars stockholder makes an election and the time at which the ERI Common Stock VWAP is determined would result in a reduction in the amount of cash and value of ERI common stock to be received by Caesars stockholders. However, based on the price of ERI common stock used to calculate the Merger Consideration (the ERI Common Stock VWAP), the value of the Merger Consideration that a Caesars stockholder will receive upon consummation of the Merger will be approximately the same regardless of whether a Caesars stockholder makes a Cash Election or the Stock Election.

Set forth below is a table showing a hypothetical range of values for the ERI Common Stock VWAP and the corresponding Merger Consideration that a Caesars stockholder would receive if such stockholder made a Cash Election or a Stock Election, assuming there were 682,161,838 shares (which includes the Escrow Trust Shares) of Caesars common stock outstanding (which was the number of such shares outstanding on the date of the Merger Agreement). The table does not reflect that cash will be paid in lieu of fractional shares, or any additional amounts that may be payable if the applicable closing conditions set forth in the Merger Agreement are not satisfied by March 25, 2020.

Hypothetical ERI Common Stock VWAP	Per Share Amount(1)	Cash Election Consideration	Stock Election Consideration	Value of Stock Election Consideration (based on ERI Common Stock VWAP)
$35.00	$11.55	$11.55	0.3299	$11.55
$36.00	$11.64	$11.64	0.3232	$11.64
$37.00	$11.73	$11.73	0.3169	$11.73
$38.00	$11.82	$11.82	0.3110	$11.82
$39.00	$11.91	$11.91	0.3053	$11.91
$40.00	$12.00	$12.00	0.2999	$12.00
$41.00	$12.09	$12.09	0.2948	$12.09
$42.00	$12.18	$12.18	0.2899	$12.18
$43.00	$12.27	$12.27	0.2852	$12.27
$44.00	$12.36	$12.36	0.2808	$12.36
$45.00	$12.45	$12.45	0.2766	$12.45
$46.00	$12.54	$12.54	0.2725	$12.54
$47.00	$12.63	$12.63	0.2686	$12.63
$48.00	$12.72	$12.72	0.2649	$12.72
$49.00	$12.81	$12.81	0.2613	$12.81
$50.00	$12.90	$12.90	0.2579	$12.90
$51.00	$12.98	$12.98	0.2546	$12.98
$52.00	$13.07	$13.07	0.2514	$13.07
$53.00	$13.16	$13.16	0.2484	$13.16
$54.00	$13.25	$13.25	0.2455	$13.25
$55.00	$13.34	$13.34	0.2426	$13.34

(1)

The “Per Share Amount” is equal to (a) (i) the Aggregate Cash Amount, plus (ii) the product of (A) the Aggregate ERI Share Amount and (B) the volume weighted average price of a share of ERI common stock for a ten trading day period, starting with the opening of trading on the 11th trading day prior to the anticipated Closing Date to the closing of trading on the second to last trading day prior to the anticipated Closing Date (the “ERI Common Stock VWAP”), divided by (b) the Aggregate Caesars Share Amount.

Neither ERI nor Caesars is making any recommendation as to whether Caesars stockholders should elect to receive the Cash Election Consideration or the Stock Election Consideration in the Merger. Caesars stockholders must make their own decision with respect to this election. No guarantee can be made that Caesars stockholders will receive the amount of the Cash Election Consideration or the Stock Election Consideration they elect. As a result of the proration procedures in the Merger Agreement, which are described in this joint proxy statement/prospectus, Caesars stockholders may receive the Stock Election Consideration or the Cash Election Consideration in amounts that are different from the amounts they elect to receive.

Q.	May I transfer shares of Caesars common stock after making an election?

A.

You may transfer your shares of Caesars common stock after making an election. However, any election with respect to those transferred shares will be automatically revoked. As a result, any transferee of such shares of Caesars common stock would need to properly make an election with respect to such shares if such transferee does not want such shares to be treated as No Election Shares. If you made a valid election before the Election Deadline with respect to some or all of your shares of Caesars common stock and you transfer those shares after the Election Deadline, the election will be automatically revoked and the transferee will be deemed to have made no election with respect to such shares.

Q.	May Caesars stockholders submit an election form even if they do not vote to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger?

A.	Yes. Caesars stockholders may submit an election form even if they fail to vote, abstain or vote against adoption of the Merger Agreement.

Q.	When can I expect to receive the Merger Consideration?

A.

Provided that the Exchange Agent has received your properly completed election form (together with any stock certificates or evidence of shares in book-entry form representing the shares of Caesars common stock covered by your election), you will receive from the Exchange Agent the Cash Election Consideration and/or the Stock Election Consideration to which you are entitled promptly after the Effective Time.

For Caesars stockholders who did not properly complete an election form, ERI will mail a letter of transmittal and instructions for surrendering certificated or book-entry shares. The mailing will commence no more than five business days after the Effective Time. Following the delivery of the letter of transmittal and all of the outstanding shares of such Caesars stockholder to the Exchange Agent, the stockholder will receive, promptly after the Effective Time, the Merger Consideration available (consisting of Cash Election Consideration, Stock Election Consideration or a combination of Cash Election Consideration and Stock Election Consideration) after ERI gives effect to all of the properly completed elections of other Caesars stockholders.

Q.	What happens if I am eligible to receive a fraction of a share of ERI common stock as part of the Stock Election Consideration?

A.

If you receive the Stock Election Consideration, whether by election or due to proration, you will only receive whole shares of ERI common stock. Each Caesars stockholder who would otherwise have been entitled to receive a fraction of a share of ERI common stock in the Merger will receive cash instead of such fraction. A Caesars stockholder who would otherwise have received a fraction of a share of ERI common stock will receive an amount of cash equal to such fraction of a share multiplied by the ERI Common Stock VWAP. See “The Merger Agreement—Merger Consideration” beginning on page 194.

Q.	Where will the ERI common stock that I may elect to receive in the Merger be traded?

A.	The new shares of ERI common stock issued in the Merger will be listed and tradable on NASDAQ. ERI common stock is currently traded on NASDAQ under the symbol “ERI.” Following the Merger and subject to stockholder approval, ERI expects to change its name to Caesars Entertainment, Inc. and expects that shares of the combined company will be traded under the current Caesars symbol “CZR.”

Q.	When is the Merger expected to be consummated?

A.

ERI and Caesars are working toward consummating the Merger as expeditiously as possible and currently expect the Merger to be consummated in the first half of 2020. However, ERI and Caesars cannot be certain when, or if, the conditions to the consummation of the Merger will be satisfied or waived, or that the Merger will be consummated. See “Risk Factors—Risks Relating to the Merger” beginning on page 48, “The Merger—Regulatory Filings and Approvals Required to Consummate the Merger” beginning on page 188 and “The Merger Agreement—Conditions to the Obligation to Effect the Merger” beginning on page 213.

Q.	Are there risks associated with the Merger that I should consider in deciding how to vote?

A.

Yes. There are a number of risks related to the Merger and the other transactions contemplated by the Merger Agreement that are discussed in this joint proxy statement/prospectus and in the documents incorporated by reference or referred to herein. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 48 and in ERI’s and Caesars’ respective filings with the SEC referred to in “Where You Can Find More Information” beginning on page 270.

Q.	What are the U.S. federal income tax consequences of the Merger?

A.

If you are a U.S. holder (as such term is defined below under “U.S. Federal Income Tax Considerations”) of Caesars common stock, the receipt of the Merger Consideration in exchange for shares of Caesars common stock pursuant to the Merger generally will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder who receives the Merger Consideration in exchange for shares of Caesars common stock pursuant to the Merger will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any ERI common stock received as of the date of the Merger plus the amount of any cash consideration received and (ii) the U.S. holder’s adjusted tax basis in its shares of Caesars common stock. However, in certain circumstances, a holder of Caesars common stock could be treated as receiving a dividend in an amount up to the amount of cash consideration received by such holder in the Merger. As a result of the possibility of such deemed dividend treatment, a non-U.S. holder (as such term is defined below under “U.S. Federal Income Tax Considerations”) of Caesars common stock may be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to the cash consideration received in the Merger.

For a more detailed discussion of the U.S. federal income tax considerations generally applicable to the Merger and, with respect to non-U.S. holders of Caesars common stock, the ownership and disposition of ERI common stock received in the Merger, see “U.S. Federal Income Tax Considerations” beginning on page 227.

The tax consequences of the Merger and the ownership and disposition of ERI common stock will depend on your particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor to determine the U.S. federal income tax consequences of the Merger and the ownership and disposition of ERI common stock to you, including estate, gift, state, local or non-U.S. tax consequences of the Merger and the ownership and disposition of ERI common stock.

Q.	When and where is the Caesars Special Meeting?

A.

The Caesars Special Meeting will be held at 9:00 a.m., Pacific Time, on November 15, 2019 in the Tuscana Chapel at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109. For additional information about the Caesars Special Meeting, see “The Caesars Special Meeting” beginning on page 119.

Q.	What is a quorum?

A.

Holders of a majority of the outstanding shares of Caesars common stock entitled to vote, represented either in person or by proxy, constitutes a quorum for the transaction of business at the Caesars Special Meeting. Your shares are counted as present if you attend the Caesars Special Meeting in person or properly vote over the Internet, by telephone or by submitting a properly executed proxy card by mail. As of October 4, 2019, the record date for the Caesars Special Meeting, 679,008,043 shares of Caesars common stock were outstanding and entitled to vote (which does not include the Escrow Trust Shares). Abstentions, which occur when shares are voted ABSTAIN with respect to one or more proposals, will be counted as present for the purpose of determining a quorum. If you do not provide voting instructions to your broker or other nominee, your shares of Caesars common stock will not be counted as present at the Caesars Special Meeting and will not be voted at the Caesars Special Meeting. In the event that a quorum is not present at the Caesars Special Meeting, Caesars expects that the Caesars Special Meeting will be adjourned to solicit additional proxies.

Q.	Who can vote at the Caesars Special Meeting?

A.

Holders of Caesars common stock of record at the close of business on the record date for the Caesars Special Meeting, October 4, 2019, will be entitled to notice of and to vote at the Caesars Special Meeting.

As of the record date for the Caesars Special Meeting, there were 679,008,043 shares of Caesars common stock outstanding and entitled to vote (which does not include the Escrow Trust Shares) at the Caesars Special Meeting, held by approximately 1,168 holders of record.

A complete list of stockholders entitled to vote at the Caesars Special Meeting will be available for examination by any stockholder at Caesars’ corporate headquarters, One Caesars Palace Drive, Las Vegas, Nevada 89109, during normal business hours for a period of ten days before the Caesars Special Meeting and at the time and place of the Caesars Special Meeting.

Q.	How many votes do I have if I am a Caesars stockholder?

A.	Each share of Caesars common stock that you own at the close of business on the record date will entitle you to one vote on each proposal presented at the Caesars Special Meeting.

Q.	If I am a Caesars stockholder, what happens if I abstain from voting?

A.

The adoption of the Merger Agreement and the approval of the Merger by Caesars stockholders requires the affirmative vote of the holders of a majority of the shares of Caesars common stock outstanding and entitled to vote as of the close of business on the record date for the Caesars Special Meeting. Abstentions, failures to submit a proxy or vote in person and broker non-votes will have the same effect as a vote AGAINST the proposal to adopt the Merger Agreement and approve the Merger (Caesars Proposal No. 1).

Approval of the proposals relating to the advisory vote on certain merger-related compensation arrangements and possible adjournment of the Caesars Special Meeting requires the affirmative vote of the holders of a majority of the shares of Caesars common stock present, in person or by proxy, and entitled to vote at the Caesars Special Meeting (assuming a quorum of stockholders is represented in person or by proxy). Abstentions will have the same effect as a vote AGAINST these proposals (Caesars Proposal Nos. 2 and 3). Failures to submit a proxy or vote in person and broker non-votes will have no effect on these proposals.

Q.	If I am a Caesars stockholder and my shares of Caesars common stock are held in “street name” by a broker, bank or other nominee, will my broker or bank vote my share for me?

A.

All of the proposals at the Caesars Special Meeting are considered non-routine matters. As a result, your broker may not vote your shares without your specific instructions, which is called a “broker non-vote.”

Q.	Why am I being asked to consider and vote upon a proposal to approve the compensation that will or may be payable to Caesars’ named executive officers in connection with the Merger?

A.

Under SEC rules, Caesars is required to seek a non-binding, advisory vote with respect to the compensation that will or may be paid to Caesars’ named executive officers in connection with the Merger. Because this vote is advisory in nature, it will not be binding on Caesars, and failure to receive the vote required for approval will not change Caesars’ obligations to pay the Merger-related compensation pursuant to the terms of the applicable compensation agreements or arrangements.

Q.	What will happen if Caesars stockholders do not approve the golden parachute compensation?

A.

Approval of the compensation that will or may be payable by Caesars to its named executive officers in connection with the Merger is not a condition to the consummation of the Merger. This vote is a non-binding advisory vote and will not be binding on Caesars, ERI or the surviving entity in the Merger. Therefore, if the Merger is consummated, this compensation, including amounts that Caesars is contractually obligated to pay, could still be payable regardless of the outcome of the advisory vote.

Q.	Do any of the officers or directors of Caesars have interests in the Merger that may differ from or be in addition to my interests as a Caesars stockholder?

A.

In considering the recommendation of the Caesars Board that Caesars stockholders vote to adopt the Merger Agreement, to approve the advisory compensation proposal and to approve the Caesars adjournment proposal, Caesars stockholders should be aware that some of Caesars’ directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Caesars stockholders generally. The Caesars Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the Merger and in recommending the adoption of the Merger Agreement and the approval of the advisory compensation proposal and the Caesars adjournment proposal.

For more information and quantification of these interests, please see “The Merger—Interests of Caesars’ Directors and Executive Officers in the Merger” beginning on page 178.

Q.	Are ERI stockholders voting on the Merger?

A.

While ERI stockholders are not required to adopt the Merger Agreement or approve the Merger, ERI stockholders are required to approve the issuance of ERI common shares, or the Share Issuance, as part of the consideration for the Merger. If ERI stockholders do not approve the Share Issuance, the Merger cannot be consummated.

Under NASDAQ listing rules, stockholder approval is required prior to the issuance of common stock if the number of shares of common stock to be issued in a transaction equals 20% or more of the number of shares of common stock outstanding before the issuance. The Share Issuance that will be effected in connection with the Merger will result in the issuance of a number of shares of ERI common stock equal to approximately 49% of the shares of ERI common stock outstanding before the Share Issuance, based on the number of shares of ERI common stock and Caesars common stock, and the principal amount of Caesars convertible notes, outstanding on September 27, 2019 (assuming that all Caesars convertible notes are converted immediately following consummation of the Merger into $8.40 in cash and 0.0899 shares of ERI common stock for each share of Caesars common stock into which such Caesars convertible notes were convertible immediately prior to the Merger). Accordingly, ERI stockholders are being asked to consider and vote on the Share Issuance.

Pursuant to the Merger Agreement, ERI is also required to seek the approval by ERI stockholders of the Delaware Conversion and the ERI A&R Nevada Charter. However, the consummation of the Merger is not conditioned on the approval of either the Delaware Conversion or the ERI A&R Nevada Charter. If the

Delaware Conversion Proposal is not approved, ERI will remain a Nevada corporation and subject to Nevada law, and its current amended and restated articles of incorporation will continue to apply and the ERI A&R Nevada Bylaws will apply (unless the Charter Amendment Proposal is approved, in which case the ERI A&R Nevada Charter will apply). If, however, the Share Issuance Proposal and the Charter Amendment Proposal are approved but the Delaware Conversion Proposal is not approved, following the consummation of the Merger, ERI’s current amended and restated articles of incorporation will be replaced with the ERI A&R Nevada Charter. If neither the Delaware Conversion Proposal nor the Charter Amendment Proposal are approved, but the Share Issuance is approved, following consummation of the Merger ERI will remain a Nevada corporation and subject to Nevada law, and its current amended and restated articles of incorporation will continue to apply and the ERI A&R Nevada Bylaws will apply.

Q.	Will any other matters be presented for a vote at the Caesars Special Meeting?

A.

Caesars is not aware of any other matters that will be presented for a vote at the Caesars Special Meeting. However, if any other matters properly come before the Caesars Special Meeting, the proxies will have the discretion to vote upon such matters, in their discretion.

Q.	How do I vote my shares of Caesars common stock that are held in “street name” by a brokerage firm, bank or other nominee?

A.

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this joint proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder eligible to vote at the Caesars Special Meeting for purposes of voting at the Caesars Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this joint proxy statement/prospectus. All of the proposals at the Caesars Special Meeting are considered non-routine matters. As a result, your broker may not vote your shares without your specific instructions, which is called a “broker non-vote.”

Q.	Who can attend the Caesars Special Meeting?

A.

Stockholders eligible to vote at the Caesars Special Meeting, or their duly authorized proxies, may attend the Caesars Special Meeting. If you choose to attend the Caesars Special Meeting, you must bring photo identification and the admission ticket that is part of your proxy card. If you hold shares in “street name” through a broker, bank, or other nominee and wish to attend the Caesars Special Meeting, in addition to the above procedures, you must also bring a copy of a brokerage statement reflecting your ownership of Caesars common stock as of the record date for the Caesars Special Meeting. If you are a representative of a corporate or institutional stockholder, you must also present proof that you are a representative of such stockholder. A valid picture identification is required for all attendees. Cameras, recording devices and other electronic devices are not permitted at the Caesars Special Meeting.

Regardless of whether you intend to attend the Caesars Special Meeting, you are encouraged to vote your shares of Caesars common stock as promptly as possible. Voting your shares will not impact your ability to attend the Caesars Special Meeting.

Q.	How do I vote my shares if I am a Caesars stockholder of record?

A.

If you are a Caesars stockholder entitled to vote at the Caesars Special Meeting, you may vote over the Internet, by telephone, by mail or in person at the Caesars Special Meeting. All votes, other than votes made in person at the Caesars Special Meeting, must be received by 11:59 p.m., Eastern Time, on November 14, 2019.

•

Over the Internet or by Telephone. To vote over the Internet or by telephone, please follow the instructions included on your proxy card. If you vote over the Internet or by telephone, you do not need to complete and mail a proxy card.

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Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Caesars Special Meeting in the manner you indicate. ERI and Caesars encourage you to sign and return the proxy card even if you plan to attend the Caesars Special Meeting so that your shares will be voted if you are ultimately unable to attend the Caesars Special Meeting.

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In Person. If your shares are registered directly in your name, you have the right to vote in person at the Caesars Special Meeting. If you hold shares in “street name” through a broker, bank or other nominee and you want to vote in person at the Caesars Special Meeting, you must obtain a proxy from your broker, bank or other nominee and bring that proxy to the Caesars Special Meeting. If you attend the Caesars Special Meeting and plan to vote in person, Caesars will provide you with a ballot at the Caesars Special Meeting.

Q.	Can I change my vote after I have delivered my proxy?

A.

Yes. You can change your vote at any time before your proxy is voted at the Caesars Special Meeting. If you are a Caesars stockholder entitled to vote at the Caesars Special Meeting, you may revoke your proxy at any time before the vote is taken at the Caesars Special Meeting.

To revoke your proxy, you must do one of the following:

•	enter a new vote over the Internet or by telephone by 11:59 p.m., Eastern Time, on November 14, 2019;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on November 14, 2019;

•

provide written notice of the revocation to: Caesars Entertainment Corporation, Attention: Corporate Secretary, One Caesars Palace Drive, Las Vegas, Nevada 89109, which must be received by 11:59 p.m., Eastern Time, on November 14, 2019; or

•	attend the Caesars Special Meeting and vote your shares in person.

If you are the beneficial owner of shares held in “street name” by a brokerage firm, bank or other nominee, you should follow the instructions of your broker, bank or other nominee regarding the revocation of proxies. Please contact your broker, bank or other nominee and follow its directions in order to change your vote.

If the Caesars Special Meeting is adjourned, it will not affect the ability of Caesars stockholders eligible to vote at the Caesars Special Meeting to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Q.	What if I receive more than one proxy card?

A.	If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q.	What do I need to do now to vote my shares?

A.

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please respond by completing, signing and dating the appropriate proxy card or voting instruction card and returning it in the enclosed postage-paid envelope, or, if available, by submitting your voting instruction over the Internet or by telephone, as soon as possible so that your shares of Caesars common stock may be represented and voted at the Caesars Special Meeting. In addition, you may also vote your shares in person at the Caesars Special Meeting. If you hold shares registered in the name of a broker, bank, or other nominee, that broker, bank, or other nominee has enclosed, or will provide, instructions for directing your broker, bank or other nominee how to vote those shares.

Q.	Should I send in my stock certificates (or evidence of shares in book-entry form) with my proxy card?

A.

No. Please do NOT send your Caesars stock certificates (or evidence of shares in book-entry form) with your proxy card. As described under “The Merger—Electing the Form of Merger Consideration” beginning on page 175, an election form and other appropriate and customary transmittal materials will be mailed not less than 30 days in advance of the anticipated Effective Time, or on such other date as ERI and Caesars mutually agree, to Caesars stockholders of record as of the date that is five business days prior to such mailing date or such other date as mutually agreed by ERI and Caesars, describing how you may exchange your shares of Caesars common stock for the Merger Consideration. If your shares of Caesars common stock are held in “street name” through a brokerage firm, bank or other nominee, you will receive instructions from your brokerage firm, bank or other nominee as to how to effect the surrender of your “street name” shares of Caesars common stock in exchange for the Merger Consideration.

Q.	As a Caesars stockholder, am I entitled to appraisal rights in connection with the Merger?

A.

Yes. Pursuant to Section 262 of the DGCL, Caesars stockholders who do not vote in favor of adoption of the Merger Agreement and approval of the Merger, who continuously hold their shares of Caesars common stock through the Effective Time and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of Caesars common stock, as determined by the Delaware Court of Chancery, if the Merger is consummated. See “Appraisal Rights of Caesars Stockholders” beginning on page 258.

Q.	Who can help answer my questions?

A.

If you are a Caesars stockholder and have any questions about the Merger, the Caesars Special Meeting or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and Brokerage Firms Call: (203) 658-9400

Stockholders Call Toll-Free: (800) 662-5200

Email: CZR@morrowsodali.com

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all the information that is important to you. To understand the Merger fully and for a more complete description of the legal terms of the Merger, you should carefully read this entire joint proxy statement/prospectus and the other documents to which you are referred. Please also refer to “Where You Can Find More Information” beginning on page 270. Page references are included to direct you to a more complete description of the topics presented in this summary.

The Companies (page 64)

ERI and Merger Sub

ERI is a geographically diversified gaming and hospitality company with twenty-six gaming facilities in twelve U.S. states as of the date of this joint proxy statement/prospectus. ERI’s properties, which are located in Ohio, Louisiana, Nevada, New Jersey, West Virginia, Colorado, Florida, Iowa, Mississippi, Illinois, Indiana and Missouri, feature approximately 28,000 slot machines and video lottery terminals, approximately 750 table games and approximately 12,600 hotel rooms. ERI’s primary source of revenue is generated by gaming operations, and ERI utilizes its hotels, restaurants, bars, entertainment, racing, retail shops and other services to attract customers to its properties. ERI was founded in 1973 in Reno, Nevada as a family business by the Carano family. ERI has been publicly traded since September 22, 2014 and its common stock currently trades on NASDAQ under the symbol “ERI.”

ERI’s principal executive offices are located at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501 and the telephone number at that location is (775) 328-0100.

Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of ERI. Merger Sub was incorporated on June 20, 2019 solely for the purpose of effecting the Merger pursuant to the Merger Agreement. Merger Sub has not carried on any activities other than in connection with the Merger.

Additional information about ERI and its subsidiaries is included in the ERI documents incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 270.

Caesars

Caesars is primarily a holding company with no independent operations of its own. Caesars operates its business primarily through its wholly owned subsidiaries CEOC, LLC (“CEOC LLC”) and Caesars Resort Collection, LLC (“CRC”). Caesars operates a total of fifty-four properties in fourteen U.S. states and five countries outside of the United States, including fifty casino properties. Nine casinos are in Las Vegas, which represented 45% of net revenues for the six months ended June 30, 2019.

Caesars began operations in 1937 and its common stock currently trades on NASDAQ under the symbol “CZR.”

Caesars’ principal executive offices are located at One Caesars Palace Drive, Las Vegas, Nevada 89109 and the telephone number at that location is (702) 407-6000.

Additional information about Caesars and Caesars’ subsidiaries is included in the Caesars documents incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 270.

The ERI Special Meeting (page 105)

The ERI Special Meeting will be held at 9:00 a.m., Pacific Time, on November 15, 2019 at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501.

Only holders of ERI common stock as of the close of business on October 4, 2019, which is the record date for the ERI Special Meeting, are entitled to receive notice of, attend and vote at the ERI Special Meeting. If you own shares of ERI common stock that are registered in the name of someone else, such as a bank, broker or other nominee, you need to direct that person to vote those shares or obtain an authorization from them to vote the shares, provide identification in the form of a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the record date for the ERI Special Meeting and vote the shares yourself at the ERI Special Meeting. As of the close of business on the record date for the ERI Special Meeting, there were 77,545,678 shares of ERI common stock outstanding.

The ERI Special Meeting is being held for the following purposes:

•	approval of the Share Issuance;

•	approval of the Delaware Conversion;

•	approval of the ERI A&R Nevada Charter;

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approval of one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting; and

•	such other business as may properly come before the ERI Special Meeting.

Shares Owned by ERI Directors and Executive Officers (page 107)

At the close of business on October 4, 2019, the record date for the ERI Special Meeting, directors and executive officers of ERI beneficially owned and were entitled to vote, in the aggregate, approximately 1,080,368 issued and outstanding shares of ERI common stock, representing approximately 1.39% of the shares of ERI common stock outstanding on that date. The directors and executive officers of ERI have informed ERI that they intend to vote all of the shares of ERI common stock they are entitled to vote (a) FOR the proposal to approve the Share Issuance, (b) FOR the proposal to approve the Delaware Conversion, (c) FOR the proposal to approve the ERI A&R Nevada Charter and (d) FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate. For a more detailed discussion of the beneficial ownership of directors and officers of ERI, see “Beneficial Ownership of ERI Common Stock” beginning on page 263.

The Caesars Special Meeting (page 119)

The Caesars Special Meeting will be held at 9:00 a.m., Pacific Time, on November 15, 2019, in the Tuscana Chapel at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109.

Only holders of Caesars common stock as of the close of business on October 4, 2019, which is the record date for the Caesars Special Meeting, are entitled to receive notice of, attend and vote at the Caesars Special Meeting. If you own shares of Caesars common stock that are registered in the name of someone else, such as a bank, broker or other nominee, you need to direct that person to vote those shares or obtain an authorization from them to vote the shares, provide identification in the form of a copy of a brokerage statement (in a name matching your photo identification) reflecting your stock ownership as of the record date for the Caesars Special Meeting and vote the shares yourself at the Caesars Special Meeting. As of the close of business on the record date for the Caesars Special Meeting, there were 679,008,043 shares of Caesars common stock outstanding and entitled to vote (which does not include the Escrow Trust Shares).

The Caesars Special Meeting is being held for the following purposes:

•	approval of the Merger Agreement and the Merger;

•	approval, on an advisory basis, of the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger;

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approval of one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting; and

•	such other business as may properly come before the Caesars Special Meeting.

Shares Owned by Caesars Directors and Executive Officers (page 121)

At the close of business on October 4, 2019, the record date for the Caesars Special Meeting, directors and executive officers of Caesars beneficially owned and were entitled to vote, in the aggregate, approximately 1,637,261 issued and outstanding shares of Caesars common stock, representing approximately 0.24% of the shares of Caesars common stock outstanding and entitled to vote on that date. The directors and executive officers of Caesars have informed Caesars that they intend to vote all of the shares of Caesars common stock they are entitled to vote (a) FOR the proposal to adopt the Merger Agreement and approve the Merger, (b) FOR the proposal to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger, and (c) FOR the proposal to approve one or more adjournments of the Caesars Special Meeting, if appropriate. For a more detailed discussion of the beneficial ownership of directors and officers of Caesars, see “Beneficial Ownership of Caesars Common Stock” beginning on page 265.

The Merger (page 128)

Merger Consideration (page 172)

At the Effective Time, by virtue of the Merger and without any action on the part of ERI, Merger Sub or Caesars, each share of Caesars common stock issued and outstanding immediately prior to the Effective Time (other than shares of Caesars common stock issued and outstanding immediately prior to the Effective Time that are (a) owned or held in treasury by Caesars or owned by ERI, any of its subsidiaries or Merger Sub (“Cancelled Shares”) or (b) held by a holder of record who did not vote in favor of the adoption of the Merger Agreement and is entitled pursuant to, and who complies in all respects with, Section 262 of the DGCL) will be converted automatically into, and shall thereafter represent, the right to receive, at the election of the holders of such shares, subject to proration, either:

•	the Cash Election Consideration, which is cash in an amount equal to the Per Share Amount; or

•	the Stock Election Consideration, which is a number of shares of ERI common stock equal to (a) the Per Share Amount divided by (b) the ERI Common Stock VWAP.

In this joint proxy statement/prospectus, when the term “Merger Consideration” is used with respect to a given share of Caesars common stock, it means either the Cash Election Consideration (with respect to a share of Caesars common stock representing the right to receive the Cash Election Consideration) or the Stock Election Consideration (with respect to a share of Caesars common stock representing the right to receive the Stock Election Consideration).

Elections by Caesars stockholders are subject to proration such that the aggregate amount of cash paid in exchange for outstanding shares of Caesars common stock in the Merger will not exceed the Aggregate Cash Amount and the aggregate number of shares of ERI common stock issued in exchange for shares of Caesars common stock in the Merger will not exceed the Aggregate ERI Share Amount. As such, if Caesars stockholders make a Cash Election or a Stock Election, the form of Merger Consideration they actually receive may be adjusted according to the proration procedures contained in the Merger Agreement.

The Cash Election Consideration and the Stock Election Consideration will be determined based on the volume weighted average price of a share of ERI common stock for the ten trading day period starting on the 11th trading day prior to the anticipated Closing Date and ending on the second trading day prior to the anticipated Closing Date, as reported by Bloomberg Finance L.P., or the ERI Common Stock VWAP. As a result, when Caesars stockholders make their election to receive the Cash Election Consideration or the Stock Election Consideration, they will not know the exact value of the Cash Election Consideration or the Stock Election Consideration. A decrease in the price of ERI common stock between the time that a Caesars stockholder makes an election and the time at which the ERI Common Stock VWAP is determined would result in a reduction in the amount of cash and value of ERI common stock to be received by Caesars stockholders. However, based on the price of ERI common stock used to calculate the Merger Consideration (the ERI Common Stock VWAP), the value of the Merger Consideration that a Caesars stockholder will receive upon consummation of the Merger will be approximately the same regardless of whether a Caesars stockholder elects to receive the Cash Election Consideration or the Stock Election Consideration.

Assuming that (i) the ERI Common Stock VWAP was equal to the closing price of ERI common stock on September 27, 2019 of $38.56 and (ii) the Aggregate Caesars Share Amount was equal to the number of shares of Caesars common stock outstanding as of September 27, 2019, or 687,271,018 shares (which includes the Escrow Trust Shares), (A) the Per Share Amount and the Cash Election Consideration would be equal to $11.87 and (B) the Stock Election Consideration would be equal to 0.3077 shares of ERI common stock.

Neither ERI nor Caesars is making any recommendation as to whether Caesars stockholders should elect to receive the Cash Election Consideration or the Stock Election Consideration in the Merger. Caesars stockholders must make their own decision with respect to such an election. No guarantee can be made that Caesars stockholders will receive the amount of the Cash Election Consideration or the Stock Election Consideration they elect. As a result of the proration procedures in the Merger Agreement, which are described in this joint proxy statement/prospectus, Caesars stockholders may receive the Stock Election Consideration or the Cash Election Consideration in amounts that are different from the amounts they elect to receive.

Ownership of ERI Following the Merger (page 177)

Based on the number of shares of Caesars common stock and the principal amount of Caesars convertible notes outstanding as of September 27, 2019, Caesars stockholders who receive shares of ERI common stock in exchange for their shares of Caesars common stock in the Merger and holders of Caesars convertible notes (assuming that all Caesars convertible notes are converted immediately following consummation of the Merger into $8.40 in cash and 0.0899 shares of ERI common stock for each share of Caesars common stock into which such Caesars convertible notes were convertible immediately prior to the Merger), on the one hand, and ERI stockholders, on the other hand, will own in the aggregate approximately 49% and 51%, respectively, of the outstanding shares of ERI common stock. Based on the terms of the indenture governing the Caesars convertible notes (see “Note 2—Calculation of Purchase Consideration” under “Unaudited Pro Forma Condensed Combined Financial Statements”), the mix of cash and ERI common stock payable upon conversion of the Caesars convertible notes will likely differ from the assumed amounts.

After the consummation of the Merger, each ERI stockholder will have the same number of shares of ERI common stock that such stockholder held immediately prior to the consummation of the Merger. However, upon the Share Issuance, each share of ERI common stock outstanding immediately prior to the consummation of the Merger will represent a smaller percentage of the aggregate number of shares of ERI common stock outstanding after the consummation of the Merger. On the other hand, each share of ERI common stock will then represent an equity interest in a company with more assets.

Effects of the Merger (page 172)

At the Effective Time, by virtue of the Merger and without any action on the part of ERI, Merger Sub or Caesars, each share of Caesars common stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) will be converted automatically into the Merger Consideration (as described above), and each issued and outstanding share of common stock of Merger Sub will be converted into one share of common stock of Caesars (as the surviving corporation of the Merger).

Regulatory Filings and Approvals Required to Consummate the Merger (page 188)

The transactions contemplated by the Merger Agreement require ERI and Caesars to obtain regulatory approval under the HSR Act and the rules promulgated thereunder by the FTC. ERI and Caesars have agreed to cooperate and use reasonable best efforts to obtain such regulatory approval. For an acquisition transaction meeting certain size thresholds, such as the Merger, the HSR Act requires the parties to file notification and report forms with the Antitrust Division of the DOJ and the Premerger Notification Office of the FTC and to observe specified required waiting periods before consummating the transaction, subject to any request for and grant of early termination.

Consummation of the Merger is also conditioned on the receipt of approvals from a number of gaming regulatory authorities, including, among others, the Ak Chin Community Tribal Gaming Commission, the Arizona Department of Gaming, the Cherokee Tribal Gaming Commission, the Colorado Division of Gaming, the Illinois Gaming Board, the Indiana Gaming Commission, the Indiana Horse Racing Commission, the Iowa Racing and Gaming Commission, the Kentucky Horse Racing Commission, the Louisiana Gaming Control Board, the Louisiana State Racing Commission, the Maryland Lottery and Gaming Control Agency, the Mississippi Gaming Commission, the Missouri Gaming Commission, the National Indian Gaming Commission, the Nevada Gaming Commission, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement, the Pennsylvania Gaming Control Board, the Pennsylvania State Horse Racing Commission, the Ohio Lottery Commission, the Gauteng Gambling Board (South Africa), the Alcohol and Gaming Commission of Ontario, the Ministry of Culture, Sports and Tourism (Korea) and the Gambling Commission (United Kingdom).

Composition of the ERI Board and Management Following the Merger (page 189)

ERI is required to take all actions within its power as necessary or appropriate such that immediately following the Effective Time the ERI Board will consist of up to eleven directors to be designated by ERI as follows:

•	so long as Thomas R. Reeg has not Ceased to Serve, (a) five Eligible Members of the Caesars Board and (b) six members of the ERI Board as of immediately prior to the Effective Time;

•	if Thomas R. Reeg has Ceased to Serve, (a) six Eligible Members of the Caesars Board and (b) five members of the ERI Board as of immediately prior to the Effective Time; or

•	if Thomas R. Reeg and Gary L. Carano have Ceased to Serve, (a) five Eligible Members of the Caesars Board and (b) four members of the ERI Board as of immediately prior to the Effective Time.

For purposes of this joint proxy statement/prospectus, “Ceased to Serve” means that such individual is not a member of the ERI Board at the Effective Time because such individual has resigned or otherwise been removed as a member of the ERI Board (i) due to a final and binding determination by a governmental entity that such individual is not suitable to serve, or otherwise may not serve, as a member of the ERI Board or (ii) because a governmental entity is likely to determine that such individual is not suitable to serve, or otherwise may not serve, as a member of the ERI Board. “Eligible Members” means individuals who are members of the Caesars Board as of immediately prior to the mailing date of this joint proxy statement/prospectus and have agreed to serve as members of the ERI Board.

Immediately following the Effective Time, the ERI Board is expected to consist of current ERI directors Thomas R. Reeg, Gary L. Carano, David P. Tomick, Frank J. Fahrenkopf Jr., Michael E. Pegram and Bonnie S. Biumi, and current Caesars directors Keith Cozza, Janis Jones Blackhurst, Don Kornstein, Courtney Mather and James Nelson.

It is expected that the existing executive officers of ERI will continue to manage the combined company following the consummation of the Merger.

Accounting Treatment of the Merger (page 190)

The Merger will be accounted for by ERI using the acquisition method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of the net assets acquired, including the recognition of intangibles. The excess purchase price over the fair value of the assets acquired, if any, will be allocated to goodwill.

ERI Board’s Reasons for the Merger (page 142)

In the course of reaching its decision to approve the Merger Agreement, the ERI Board considered a number of factors in its deliberations. Those factors are described under “The Merger—ERI Board’s Reasons for the Merger” beginning on page  142.

Opinion of ERI’s Financial Advisor (page 145 and Annex J)

Pursuant to an engagement letter, dated June 3, 2019, ERI retained J.P. Morgan as its financial advisor in connection with the proposed Merger.

At the meeting of the ERI Board on June 23, 2019, J.P. Morgan rendered its oral opinion to the ERI Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Aggregate Cash Amount and the Aggregate ERI Share Amount (together, the “Aggregate Consideration”) to be paid by ERI in the proposed Merger was fair, from a financial point of view, to ERI. J.P. Morgan confirmed its June 23, 2019, oral opinion by delivering its written opinion, dated June 23, 2019, to the ERI Board that, as of such date, the Aggregate Consideration in the proposed Merger was fair, from a financial point of view, to ERI.

The full text of the written opinion of J.P. Morgan, dated June 23, 2019, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, is attached as Annex J to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. ERI stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the ERI Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the Aggregate Consideration in the proposed Merger and did not address any other aspect of the proposed Merger. The opinion does not constitute a recommendation to any stockholder of ERI as to how such stockholder should vote with respect to the proposed Merger or any other matter. For a description of the opinion that the ERI Board received from J.P. Morgan, see the section entitled “The Merger—Opinion of ERI’s Financial Advisor” beginning on page 145.

Recommendations of the ERI Board (pages 110, 115, 117 and 118)

The ERI Board unanimously recommends that ERI stockholders vote FOR each of the following proposals to be presented at the ERI Special Meeting:

•	to approve the Share Issuance;

•	to approve the Delaware Conversion;

•	to approve the ERI A&R Nevada Charter; and

•

to approve one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting.

Interests of Certain ERI Directors and Executive Officers in the Merger (page 178)

In considering the recommendation of the ERI Board that ERI stockholders vote “FOR” the Share Issuance, ERI stockholders should be aware that certain executive officers and directors of ERI have interests in the Merger that may be different from, or in addition to, the interests of ERI stockholders generally. The ERI Board was aware of and considered these interests, among other matters, when they approved the Merger Agreement and recommended that ERI stockholders approve the Share Issuance.

As of the date of this joint proxy statement/prospectus, it is expected that ERI’s executive officers will continue to serve as the executive officers of the combined company following the consummation of the Merger. The consummation of the Merger will not constitute a “change in control” under the employment agreements between ERI and its executive officers, nor will it constitute a “change in control” under the Eldorado Resorts, Inc. 2015 Equity Incentive Plan, as amended from time to time (the “2015 Plan”), which is the equity-based compensation plan in which ERI’s executive officers participate. Equity-based awards under the 2015 Plan will remain outstanding and continue to be governed by the same terms and conditions that applied prior to the consummation of the Merger. In the event that the employment of any of ERI’s executive officers terminates in connection with the Merger, the existing agreements between ERI and its executive officers will continue to govern each officer’s entitlement to severance benefits.

A complete description of the estimated potential payments due to ERI’s named executive officers in connection with certain termination events is set forth in ERI’s 2019 Proxy Statement filed on Schedule 14A under the headings “Employment Agreements” and “Potential Payments Upon Termination or Change in Control Table.” See “Where You Can Find More Information” beginning on page 270.

Pursuant to the terms of the existing award agreements, any unvested equity awards held by ERI directors who cease to serve on the ERI Board upon the consummation of the Merger will vest, as a result of such director’s cessation of service on the ERI Board.

In connection with the Merger, ERI’s compensation committee has the discretion to implement a retention program in order to properly incentivize and retain certain employees during the transition period. As of the date of this joint proxy statement/prospectus, no decisions have been made nor any awards granted under the retention program.

Caesars Board’s Reasons for the Merger (page 152)

In the course of reaching its decision to approve the Merger Agreement, the Caesars Board considered a number of factors in its deliberations. Those factors are described in “The Merger—Caesars Board’s Reasons for the Merger and Recommendation of the Caesars Board” beginning on page 152.

Opinion of Caesars’ Financial Advisor (page 157 and Annex K)

At a meeting of the Caesars Board, PJT Partners LP (“PJT Partners”) rendered its oral opinion, subsequently confirmed in its written opinion dated June 24, 2019, to the Caesars Board that, based upon and subject to the assumptions, limitations and qualifications stated in its written opinion, that as of the date thereof, the Merger Consideration to be received by the holders of shares of Caesars common stock in the Merger was fair to such holders from a financial point of view. The implied Merger Consideration to be received by the holders of shares of Caesars common stock in the Merger, as of the date of the opinion, was equal to $13.00 per share of Caesars common stock (calculated as the sum of (i) $8.40 in cash and (ii) the implied value of 0.0899 shares of ERI common stock based on the closing trading price of ERI common stock as of June 21, 2019).

The full text of the written opinion of PJT Partners, dated June 24, 2019, which sets forth the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by PJT Partners in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex K and incorporated by reference herein. You are encouraged to read the opinion carefully in its entirety. The summary of the PJT Partners opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of PJT Partners’ written opinion. PJT Partners’ advisory services and opinion were provided for the information and assistance of the Caesars Board in connection with its consideration of the Merger and the opinion does not constitute a recommendation as to any action the Caesars Board should take with respect to the Merger or how any holder of Caesars common stock should vote with respect to the Merger or any other matter.

Recommendation of the Caesars Board (pages 125, 126 and 127)

The Caesars Board unanimously recommends that Caesars stockholders vote FOR each of the following proposals to be presented at the Caesars Special Meeting:

•	to adopt the Merger Agreement and approve the Merger;

•	to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger (the “advisory compensation proposal”); and

•

to approve one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting (the “Caesars adjournment proposal”).

Interests of Caesars’ Directors and Executive Officers in the Merger (page 178)

In considering the information described in this joint proxy statement/prospectus, you should be aware that Caesars’ directors and executive officers may have interests in the Merger that may be different from, or in addition to, those of Caesars stockholders generally, and those circumstances may create potential conflicts of interest. In addition to the rights described below with respect to equity awards, the executive officers of Caesars may be eligible to receive some of the generally applicable benefits described in “The Merger—Interests of Caesars’ Directors and Executive Officers in the Merger” beginning on page 178. The Caesars Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the Merger and in recommending the adoption of the Merger Agreement and approval of the Merger and the approval of the advisory compensation proposal and the Caesars adjournment proposal.

The Merger Agreement (page 193)

Copies of the Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger are attached to this joint proxy statement/prospectus as Annex A and Annex B, respectively. You are encouraged to read the Merger Agreement carefully and in its entirety because it is the principal document governing the Merger.

Treatment of Caesars Equity Awards (page 180)

Subject to certain exceptions set forth in the Merger Agreement, Caesars stock options and other stock-based awards will generally be treated as follows:

Each Vested Caesars Stock Option will, as of the Effective Time, be converted into the right to receive an amount in cash equal to the product of (i) the number of “net shares” of Caesars common stock applicable to such Vested Caesars Stock Option (after taking into account the exercise price applicable to such option) and (ii) the Cash Election Consideration and will be cancelled as of the Effective Time.

Performance-based stock options are expected to be cancelled in connection with the consummation of the Merger.

Each Continuing Caesars Stock Option will (a) cease to represent an option or right to acquire shares of Caesars common stock and (b) be converted into an option or right to purchase shares of ERI common stock on the same terms and conditions as were applicable to such option immediately prior to the Effective Time. The number of shares, the exercise price per share of ERI common stock, and any other rights of a holder of a converted Continuing Caesars Stock Option will be determined based on a formula set forth in the Merger Agreement intended to preserve the intrinsic value of such Continuing Caesars Stock Option.

Each Caesars EBITDA PSU will, as of the Effective Time, be converted into the right to receive the Cash Election Consideration. For purposes of calculating the foregoing, the number of Caesars EBITDA PSUs will be based on “actual” performance achieved (measured through the end of the month immediately prior to the Effective Time, as proportionately extrapolated through the remainder of the applicable performance period), with respect to Caesars EBITDA PSUs that are eligible to vest in respect of the year in which the Effective Time occurs, and will be based on “target” level achievement with respect to Caesars EBITDA PSUs eligible to vest in respect of full performance periods commencing after the Closing Date.

Each (1) Caesars Time-Based RSU and (2) Caesars Market-Based PSU will, as of the Effective Time, (a) be converted into a number of time-based restricted stock units or market-based performance stock units, as applicable, in respect of shares of ERI common stock in an amount equal to a number of shares of ERI common stock equal to (i) the Per Share Amount divided by (ii) the ERI Common Stock VWAP (with aggregated fractional shares rounded to the nearest whole share), and (b) remain subject to the same terms and conditions as were applicable to such Caesars Time-Based RSU and Caesars Market-Based PSU immediately prior to the Effective Time. In connection with the foregoing, the stock or market-based goals applicable to the Caesars Market-Based PSUs that convert into market-based performance stock units in respect of shares of ERI will be adjusted accordingly.

No Solicitation of Alternative Proposals (page 205)

Each of ERI and Caesars has agreed that, from and after the date of the Merger Agreement until the Effective Time or, if earlier, the date on which the Merger Agreement is terminated, it will not, and will cause its subsidiaries and their respective directors, officers and employees not to, and will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•

solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to a Takeover Proposal (as defined in “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 205);

•

engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal; or

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approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle providing for a Takeover Proposal.

Notwithstanding the restrictions described above, the Merger Agreement provides that, (a) if at any time from and after the Merger Agreement and (i) prior to the Caesars stockholders’ adoption of the Merger Agreement, Caesars, or (ii) prior to ERI stockholders’ approval of the Share Issuance, ERI, directly or indirectly receives a bona fide, unsolicited written Takeover Proposal made after the date of the Merger Agreement from any person and such party, its affiliates and their respective representatives are not in material breach of the restrictions above and (b) if the Caesars Board or the ERI Board determines in good faith, after consultation with its outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 205), and failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then such party and its representatives may, directly or indirectly, (1) furnish, pursuant to any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to Caesars than those applicable to ERI or vice versa (an “Acceptable Confidentiality Agreement”), information (including non-public information) with respect to such party and its subsidiaries, and afford access to the business, properties, assets, employees, officers, contracts, books and records of such party and its subsidiaries, to the person that has made such Takeover Proposal and its representatives and potential sources of funding (provided such party must substantially concurrently with the delivery to such person, provide to the other parties any non-public information concerning such party or any of its subsidiaries that is provided or make available to such person or its representatives unless already so provided or made available) and (2) engage in or otherwise participate in discussions or negotiations with the person making such Takeover Proposal (including as a part thereof, making counterproposals) and its representatives and potential sources of financing regarding such Takeover Proposal.

Except as permitted below, the Caesars Board and the ERI Board may not:

•	effect an Adverse Recommendation Change (as defined in “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 205); or

•

authorize, cause or permit Caesars or any of its subsidiaries (in the case of the Caesars Board) or ERI or any of its subsidiaries (in the case of the ERI Board), to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Takeover Proposal.

Notwithstanding the foregoing, at any time before the Caesars stockholders’ adoption of the Merger Agreement or the ERI stockholders’ approval of the Share Issuance:

•	the Caesars Board or the ERI Board, as applicable, may make an Adverse Recommendation Change in connection with a Superior Proposal if:

•	Caesars or ERI, as applicable, is not in material breach of the restrictions described above; and

•

after receiving a bona fide unsolicited Takeover Proposal, the Caesars Board or ERI Board, as applicable, determines in good faith, after consultation with outside financial advisors and outside legal counsel, that (i) such Takeover Proposal constitutes a Superior Proposal and (ii) the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

•	Caesars may terminate the Merger Agreement in order to enter into a binding written agreement with respect to a Superior Proposal; and

•

the Caesars Board or the ERI Board, as applicable, may make an Adverse Recommendation Change in response to a Caesars Intervening Event or an ERI Intervening Event (each as defined in “The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 205) if the Caesars Board or ERI Board, as applicable, determines in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

However, the Caesars Board, the ERI Board or Caesars, as applicable, may only take any of the foregoing actions if:

•	Caesars or ERI, as applicable, has given the other party at least four business days’ prior written notice of its intention to take such action, which notice will:

•

in the case of an Adverse Recommendation Change with respect to a Superior Proposal or a termination of the Merger Agreement by Caesars to enter into a Superior Proposal, (a) specify the material terms and conditions of any such Superior Proposal and (b) include a copy of the Superior Proposal and a copy of any written proposed transaction documents with the person making such Superior Proposal; or

•	in the case of an Adverse Recommendation Change with respect to a Caesars Intervening Event or ERI Intervening Event, specify the reasons for such Adverse Recommendation Change;

•

Each of Caesars and ERI negotiates in good faith, and uses reasonable best efforts to cause its representatives to negotiate, with the other (to the extent requested) during such four business day period to make adjustments to the terms and conditions of the Merger Agreement such that, in the case of a Superior Proposal, it would cause such Superior Proposal to no longer constitute a Superior Proposal or, in the case of a Caesars Intervening Event or ERI Intervening Event, it would not permit the Caesars Board or ERI Board, as applicable, to make an Adverse Recommendation Change pursuant to the standards described above;

•

Following the notice period, the Caesars Board or ERI Board, as applicable, have considered in good faith any revisions to the terms of the Merger Agreement proposed by ERI (in the case of the Caesars Board) or Caesars (in the case of the ERI Board) and have determined, after consultation with its outside financial advisors and outside legal counsel, that:

•

in the case of an Adverse Recommendation Change with respect to a Superior Proposal or a termination of the Merger Agreement by Caesars to enter into a Superior Proposal, such Superior Proposal continues to constitute a Superior Proposal if revisions proposed by Caesars or ERI, as applicable, were given effect; and

•

in the case of a an Adverse Recommendation Change with respect to a Caesars Intervening Event or ERI Intervening Event, a failure to make such Adverse Recommendation Change would still be inconsistent with the fiduciary duties of the Caesars Board or ERI Board, as applicable, under applicable law.

Conditions to the Obligation to Effect the Merger (page 213)

Each party’s obligation to effect the Merger is subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

•	Caesars stockholders will have adopted the Merger Agreement and ERI stockholders will have approved the Share Issuance;

•

no law, statute, rule, regulation, ordinance, code, ruling, subpoena, order, writ, injunction, decree, judgment, ruling, determination, directive, award or settlement issued by any governmental entity (including any gaming authority) shall have been adopted, promulgated or issued that would prohibit, restrain, enjoin or render unlawful the consummation of the Merger or the Share Issuance;

•

the registration statement (of which this joint proxy statement/prospectus forms a part) must have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the registration statement must have been issued by the SEC and no proceedings for that purpose will have been threatened or initiated by the SEC that have not been withdrawn;

•	the shares of ERI common stock to be issued pursuant to the Merger will have been approved for listing on NASDAQ, subject to official notice of issuance;

•	the waiting period applicable to the Merger under the HSR Act will have expired or been terminated; and

•	all required approvals from gaming authorities will have been obtained and such approvals will be in full force and effect (the “Gaming Approvals Condition”).

Caesars’ obligation to effect the Merger is also subject to the fulfillment (or waiver by Caesars) at or prior to the Effective Time of the following conditions:

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the accuracy of the representations and warranties of ERI and Merger Sub set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, both when made and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only);

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ERI and Merger Sub will have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by them prior to the Effective Time;

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since the date of the Merger Agreement, there will have been no Material Adverse Effect (as defined in “The Merger Agreement—Representations and Warranties—Definition of Material Adverse Effect” beginning on page 200) with respect to ERI (provided that, for these purposes, “Material Adverse Effect” will not be deemed to include any events, occurrences, facts, conditions or changes arising out of, relating to or resulting from any steps taken by ERI in connection with its obligations to use reasonable best efforts to obtain antitrust and gaming approvals); and

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ERI will have delivered to Caesars a certificate, dated as of the Closing Date and signed by ERI’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in the first and second bullet points listed above have been satisfied.

Each of ERI’s and Merger Sub’s obligation to effect the Merger is also subject to the fulfillment (or waiver by ERI) at or prior to the Effective Time of the following conditions:

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the accuracy of the representations and warranties of Caesars set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, both when made and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only);

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Caesars will have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Effective Time;

•	since the date of the Merger Agreement, there will have been no Material Adverse Effect with respect to Caesars;

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Caesars will have delivered to ERI a certificate, dated as of the Closing Date and signed by Caesars’ chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in the first and second bullet points in this section have been satisfied; and

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one of the following will have occurred: (i) the requisite consents to certain amendments to the indenture governing Caesars’ 5.00% convertible senior notes due 2024 will have been obtained from the holders of such notes, and a supplemental indenture effecting such amendments will be in full force and effect; (ii) all of Caesars’ 5.00% convertible senior notes due 2024 will have been converted into shares of Caesars common stock and/or cash or will have otherwise ceased to be outstanding; or (iii) an alternative transaction mutually agreed to by Caesars, ERI and the applicable Initial Commitment Parties that achieves the effects of the foregoing, will have been effected (the “Convertible Notes Condition”).

Termination of the Merger Agreement (page 215)

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the adoption of the Merger Agreement by Caesars stockholders or the approval of the Share Issuance by ERI stockholders has been obtained (except as otherwise provided below):

•	by the mutual written consent of ERI and Caesars;

•	by either ERI or Caesars if:

•

the Merger has not been consummated on or before the End Date (as defined in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 215); provided that the right to terminate the Merger Agreement pursuant to the foregoing will not be available to a party if the failure of the consummation of the Merger to occur by such date is due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the Merger Agreement;

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any law, statute, rule, regulation, ordinance, code, ruling, subpoena, order, writ, injunction, decree, judgment, ruling, determination, directive, award or settlement issued by any governmental entity (including any gaming authority) has been adopted, promulgated or issued by any governmental entity (including any gaming authority) that prohibits, permanently restrains, permanently enjoins or renders unlawful the consummation of the Merger or the Share Issuance, and such law, statute, rule, regulation, ordinance, code, ruling, subpoena, order, writ, injunction, decree, judgment, ruling, determination, directive, award or settlement has become final and nonappealable, except that the right to terminate the Merger Agreement pursuant to the foregoing will not be available to a party if such injunction was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement;

•	the ERI Special Meeting (including any adjournments or postponements thereof) has concluded without approval of the Share Issuance; or

•	the Caesars Special Meeting (including any adjournments or postponements thereof) has concluded without adoption of the Merger Agreement;

•	by Caesars:

•

if ERI or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement (other than willful and material breaches of certain of its obligations with respect to antitrust laws), which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition regarding the accuracy of ERI’s and Merger Sub’s representations and warranties or ERI’s and Merger Sub’s compliance with their respective covenants and agreements and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, ERI has not cured such breach or failure within 30 days after receiving written notice from Caesars describing such breach or failure in reasonable detail (provided that Caesars is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition regarding the accuracy of Caesars’ representations and warranties or Caesars’ compliance with its covenants and agreements);

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if ERI has been in willful and material breach of certain of its obligations with respect to antitrust laws, which breach, by its nature, cannot be cured or, if such breach is capable of being cured, has not been cured within 30 days after receiving written notice from Caesars describing such breach in detail (provided that Caesars is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition regarding the accuracy of Caesars’ representations and warranties or Caesars’ compliance with its covenants and agreements);

•	prior to the approval of the Share Issuance by ERI stockholders, in the event of an Adverse Recommendation Change with respect to ERI; or

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at any time prior to the adoption of the Merger Agreement by Caesars stockholders, in order to enter into an agreement with respect to a Superior Proposal pursuant to the terms of the Merger Agreement; provided, however, that Caesars may not terminate the Merger Agreement pursuant to the foregoing unless in advance of or concurrently with such termination Caesars pays, or causes to be paid, an approximately $418.4 million termination fee to ERI;

•	by ERI if:

•

if Caesars breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition of ERI to effect the Merger and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Caesars has not cured such breach or failure within 30 days after receiving written notice from ERI describing such breach or failure in reasonable detail (provided that ERI is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition of Caesars to effect the Merger); or

•	prior to the adoption of the Merger Agreement by the Caesars stockholders, in the event of an Adverse Recommendation Change with respect to Caesars.

Termination Fee; Expenses (page 217)

Caesars will pay ERI a $418,407,185 termination fee if:

•	the Merger Agreement is terminated by ERI prior to the adoption of the Merger Agreement by Caesars stockholders in the event of an Adverse Recommendation Change with respect to Caesars;

•	the Merger Agreement is terminated by Caesars in order to enter into an agreement with respect to a Superior Proposal; or

•	(i) the Merger Agreement is terminated (A) by ERI or Caesars because the Caesars Special Meeting (including any adjournments or postponements thereof) has concluded without adoption of the Merger

Agreement by Caesars stockholders or (B) by ERI due to a Caesars Breach Termination Event, (ii) a Takeover Proposal (with all references to 20% in the definition thereof changed to 50%) with respect to Caesars has been publicly announced or has become publicly known and not withdrawn, in the case if clause (i)(A), prior to the Caesars Special Meeting, or in the case of clause (i)(B), prior to such termination, and (iii) within 12 months of the termination of the Merger Agreement, Caesars or any of its subsidiaries enters into a definitive agreement with a third-party with respect to, or consummates a transaction that is a, Takeover Proposal.

ERI will pay Caesars a $154,945,692 termination fee if:

•	the Merger Agreement is terminated by Caesars prior to the approval of the Share Issuance by ERI stockholders in the event of an Adverse Recommendation Change with respect to ERI; or

•

(i) the Merger Agreement is terminated (A) by ERI or Caesars because the ERI Special Meeting (including any adjournments or postponements thereof) has concluded without approval of the Share Issuance by ERI’s stockholders or (B) by Caesars due to an ERI Breach Termination Event, (ii) a Takeover Proposal (with all references to 20% in the definition thereof changed to 50%) with respect to ERI has been publicly announced or has become publicly known and not withdrawn, in the case of clause (i)(A), prior to the ERI Special Meeting, or in the case of clause (i)(B), prior to such termination, and (iii) within 12 months after the termination of the Merger Agreement, ERI or any of its subsidiaries enters into a definitive agreement with a third party with respect to, or consummates a transaction that is, a Takeover Proposal.

ERI will pay Caesars an $836,814,370 termination fee if the Merger Agreement is terminated:

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by ERI or Caesars in the event of a Final Order Termination Event in connection with a law, statute, rule, regulation, ordinance, code, ruling, subpoena, order, writ, injunction, decree, judgment, ruling, determination, directive, award or settlement relating to antitrust laws or gaming laws;

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by ERI or Caesars in the event of an End Date Termination Event if, at the time of such termination, one or more of the conditions relating to antitrust or gaming laws or approvals have not been satisfied but all other conditions to ERI’s obligations to effect the Merger have been, or are capable of being, satisfied at or prior to the consummation of the Merger; or

•	by Caesars in the event of an ERI Antitrust Breach Termination Event.

In addition, (i) in the event of a termination resulting from the failure to adopt the Merger Agreement by Caesars stockholders, Caesars shall pay ERI up to $50.0 million in respect of ERI’s reasonable and documented out-of-pocket costs and expenses in connection with the Merger Agreement and (ii) in the event of a termination resulting from the failure to obtain approval of the Share Issuance by ERI stockholders, ERI shall pay Caesars up to $50.0 million in respect of Caesars’ reasonable and documented out-of-pocket costs and expenses in connection with the Merger Agreement, in each case within two business days after such termination.

Bank Commitment Letter and Related Financing (page 222)

In connection with the execution of the Merger Agreement, on June 24, 2019, ERI entered into a debt financing commitment letter (the “Commitment Letter”) and related fee letters with JPMorgan Chase Bank, N.A., Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, Macquarie Capital (USA) Inc. and Macquarie Capital Funding LLC (the “Initial Commitment Parties”). On July 19, 2019, ERI entered into an amended and restated commitment letter (the “A&R Commitment Letter”) and related fee letters, which amended and restated the Commitment Letter in its entirety to, among other things, add additional arrangers and lenders, including Bank of America, N.A., BofA Securities, Inc., Deutsche Bank Securities Inc., Deutsche Bank

AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Goldman Sachs Bank USA, SunTrust Bank, SunTrust Robinson Humphrey, Inc., U.S. Bank National Association, KeyBank National Association, KeyBanc Capital Markets Inc., Fifth Third Bank, and Citizens Bank, National Association (together with the Initial Commitment Parties, collectively, the “Commitment Parties”). Pursuant to the A&R Commitment Letter, the Commitment Parties committed to arrange and provide (i) ERI with: (w) a $1,000.0 million senior secured revolving credit facility, (x) a $3,000.0 million senior secured term loan B facility, (y) a $3,600.0 million senior secured 364-day bridge facility and (z) a $1,800.0 million senior unsecured bridge loan facility and (ii) a subsidiary of Caesars with a $2,400.0 million senior secured incremental term loan B facility (collectively, the “Debt Financing”). The proceeds of the Debt Financing may be used (a) to pay all or a portion of the cash portion of the Merger Consideration, (b) to refinance all of ERI’s existing syndicated bank credit facilities and outstanding senior notes, (c) to refinance certain of Caesars’ and its subsidiaries’ existing debt, (d) to pay transaction fees and expenses related to the foregoing and/or (e) for working capital and general corporate purposes. The availability of the borrowings under the Debt Financing is subject to the satisfaction of certain customary conditions, including the substantially concurrent consummation of the Merger. In addition, pursuant to the A&R Commitment Letter and the related fee letters, if the Debt Financing does not close prior to January 31, 2020, then subject to certain conditions set forth in the A&R Commitment Letter and the related fee letters, the Commitment Parties have the right to require ERI (or an unrestricted subsidiary of ERI) to issue all or a portion of the Debt Financing (other than the commitments for ERI’s new revolving credit facility or 364-day secured bridge facility) into escrow pending consummation of the Merger and satisfaction of the other closing conditions, or in certain circumstances, to allocate a portion of the Debt Financing to lenders. Additionally, ERI entered into an engagement letter with the Commitment Parties (or their applicable affiliates) pursuant to which the Commitment Parties or their affiliates have been engaged to serve as joint bookrunning managing underwriters of, joint bookrunning managing placement agents for, or joint bookrunning managing initial purchasers in a bond offering by ERI that may be issued in lieu of all or part of the senior unsecured bridge loan facility of ERI referred to above.

On July 19, 2019, ERI entered into a commitment and engagement letter (as amended, the “Increase Commitment Letter”) and related fee letters to, if elected by ERI, increase the total size of the Debt Financing, including an increase to the senior secured term loan B facility to be arranged on a commercially reasonable efforts basis by the Commitment Parties in an amount to be agreed upon by the parties and an increase to the revolving credit facility by $830.0 million, the proceeds of which, if ERI elects to incur such financing, may be used to refinance certain existing indebtedness of CRC and its subsidiaries and for working capital and general corporate purposes upon consummation of the Merger. The Increase Commitment Letter and a related engagement letter also contemplate the possibility of new senior secured and/or senior unsecured notes to be issued by ERI.

The Voting Agreements (pages 223 and 225)

Concurrently with the execution of the Merger Agreement, Recreational Enterprises, Inc. (“REI”), a significant ERI stockholder, and Caesars entered into the REI Voting Agreement, pursuant to which REI agreed to vote all shares of ERI common stock owned by REI FOR each of the Share Issuance, the Delaware Conversion and the ERI A&R Nevada Charter, subject to the terms and conditions of the REI Voting Agreement. At the close of business on October 4, 2019, the record date for the ERI Special Meeting, REI beneficially owned 11,129,867 shares of ERI common stock or approximately 14.35% of the shares of ERI common stock outstanding on that date. REI has also agreed to certain restrictions on the sale of its shares of ERI common stock prior to the Merger.

Concurrently with the execution of the Merger Agreement, certain stockholders of Caesars common stock affiliated with Carl C. Icahn (collectively, the “Caesars Significant Stockholder”) and ERI entered into the Caesars Significant Stockholder Voting Agreement, pursuant to which the Caesars Significant Stockholder agreed to vote all shares of Caesars common stock owned by the Caesars Significant Stockholder for the adoption of the Merger Agreement and the approval of the Merger, subject to the terms and conditions of the voting agreement. At the close of business on October 4, 2019, the record date for the Caesars Special Meeting, the Caesars Significant Stockholder beneficially owned 114,250,942 shares of Caesars common stock or approximately 16.83% of the shares of Caesars common stock outstanding and entitled to vote on that date. The Caesars Significant Stockholder has also agreed to certain restrictions on the sale of its shares of Caesars common stock prior to the Merger.

The Master Transaction Agreement and Real Estate Purchase Agreements (pages 219 and 221)

In connection with the execution of the Merger Agreement, on June 24, 2019, ERI entered into a Master Transaction Agreement (the “Master Transaction Agreement”) with VICI Properties L.P., a Delaware limited partnership (“VICI”), pursuant to which, among other things, ERI has agreed, subject to the consummation of the Merger and other applicable conditions, to:

•

consummate one or more sale and leaseback transactions with VICI and/or its affiliates with respect to the real estate components of the following gaming facilities or, under certain circumstances, replacement gaming facilities in lieu of the following gaming facilities:

•	Harrah’s New Orleans in New Orleans, Louisiana (“Harrah’s New Orleans”), at a purchase price of $775.5 million;

•	Harrah’s Laughlin Hotel & Casino in Laughlin, Nevada (“Harrah’s Laughlin”), at a purchase price of $434.75 million; and

•	Harrah’s Resort Atlantic City and Harrah’s Atlantic City Waterfront Conference Center in Atlantic City, New Jersey (collectively, “Harrah’s Atlantic City”), at a purchase price of $599.25 million

(the sale and leaseback of the properties listed above, collectively, the “Sale and Leaseback Transactions”);

•

amend the lease, dated as of October 6, 2017, by and between CPLV Property Owner LLC, an affiliate of VICI, as landlord, and Desert Palace LLC (“Desert Palace”) and CEOC LLC, affiliates of Caesars Entertainment Corporation (“CEC”), collectively as tenant (as amended, the “CPLV Lease”), for consideration of approximately $1,404 million to, among other things, (a) add the gaming facility known as Harrah’s Las Vegas (which is currently leased by an affiliate of VICI to an affiliate of CEC) as a leased property thereunder and increase the annual rent payable to VICI with respect to such gaming facility by $15 million for the remainder of the lease term, (b) increase the annual rent with respect to the gaming facility known as Caesars Palace Las Vegas thereunder by approximately $84 million for the remainder of the lease term, (c) adjust the capital expenditure requirements thereunder, (d) remove the rent coverage tests which act to cap base rent escalations under the CPLV Lease and (e) extend the term of the CPLV Lease so that following the amendment of the CPLV Lease there will be 15 years remaining until the expiration of the initial term;

•

amend the lease, dated as of October 6, 2017, by and between certain affiliates of VICI, as landlord, and CEOC LLC and certain of its affiliates, collectively as tenant (as amended, the “Non-CPLV Lease”), to, among other things, (a) add the properties being sold and leased back pursuant to the Sale and Leaseback Transactions as leased properties thereunder, (b) increase the annual rent thereunder by $154 million for the remainder of the lease term in the aggregate (assuming properties with specified property-level EBITDAR are acquired by VICI under the Sale and Leaseback Transactions), (c) adjust the capital expenditure requirements thereunder, (d) remove the rent coverage tests which act to cap base rent escalations under the Non-CPLV Lease and (e) extend the term of the Non-CPLV Lease so that following the amendment of the Non-CPLV Lease there will be 15 years remaining until the expiration of the initial term;

•	amend the lease, dated as of October 6, 2017, by and between Harrah’s Joliet Landco LLC, as landlord, and Des Plaines Development Limited Partnership, as tenant (as amended, the “Joliet Lease”) to,

among other things, (a) remove the rent coverage tests which act to cap base rent escalations under the Joliet Lease and (b) extend the term of the Joliet Lease so that following the amendment of the Joliet Lease there will be 15 years remaining until the expiration of the initial term;

•

provide a guaranty in respect of each of the CPLV Lease, the Non-CPLV Lease and the Joliet Lease, under which ERI, as guarantor, will guarantee, among other things, the payment of all monetary obligations and performance of covenants, agreements and requirements of the tenants thereunder (with the guaranty for the Joliet Lease being limited to only a portion of the foregoing);

•

enter into (and/or cause its applicable subsidiaries (after giving effect to the Merger) to enter into) (a) certain right of first refusal agreements with VICI that, subject to various conditions, require ERI to provide VICI with the opportunity to (i) purchase or purchase and lease back to ERI the casino resort known as the Horseshoe Baltimore Maryland Casino and (ii) purchase or purchase and lease back to ERI up to two of the casino resorts known as the Flamingo Las Vegas, Paris Las Vegas, Planet Hollywood Resort & Casino, Bally’s Las Vegas and The LINQ Hotel & Casino, prior to ERI or its applicable affiliate selling or selling and leasing back its interests in such properties to another party and (b) a put-call right agreement, by and between VICI or an affiliate thereof and CRC, under which CRC may require VICI or its affiliate to purchase and lease back (as lessor) to ERI or its affiliates the real estate components of the gaming facilities known as “Hoosier Park” and “Indiana Grand,” and VICI or its affiliate may require CRC to sell to VICI or its affiliates and lease back (as lessee) the real estate components of those gaming facilities; and

•	undertake certain related transactions in connection with or related to the foregoing.

On September 26, 2019, ERI and VICI entered into separate definitive Purchase and Sale Agreements (collectively, the “Real Estate Purchase Agreements”) to effect the purchase and sale of Harrah’s New Orleans, Harrah’s Laughlin and Harrah’s Atlantic City in connection with the transactions described in the first bullet point above.

Various of the transactions contemplated by the Master Transaction Agreement are subject to conditions precedent applicable solely to such transactions, and it is possible that one or more such transactions may not close concurrently with the other transactions, or at all.

U.S. Federal Income Tax Considerations (page 227)

For U.S. holders (as such term is defined below under “U.S. Federal Income Tax Considerations”) of Caesars common stock, the receipt of the Merger Consideration in exchange for shares of Caesars common stock pursuant to the Merger generally will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder who receives the Merger Consideration in exchange for shares of Caesars common stock pursuant to the Merger will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any ERI common stock received as of the date of the Merger plus the amount of any cash consideration received and (ii) the U.S. holder’s adjusted tax basis in its shares of Caesars common stock. However, in certain circumstances, a holder of Caesars common stock could be treated as receiving a dividend in an amount up to the amount of cash consideration received by such holder in the Merger. As a result of the possibility of such deemed dividend treatment, a non-U.S. holder (as such term is defined below under “U.S. Federal Income Tax Considerations”) of Caesars common stock may be subject to U.S. withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) with respect to the cash consideration received in the Merger.

For a more detailed discussion of the U.S. federal income tax considerations generally applicable to the Merger and, with respect to non-U.S. holders of Caesars common stock, the ownership and disposition of ERI common stock received in the Merger, see “U.S. Federal Income Tax Considerations” beginning on page 227.

The tax consequences of the Merger and the ownership and disposition of ERI common stock for any particular Caesars stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, Caesars stockholders are urged to consult their tax advisors to determine the U.S. federal income tax consequences of the Merger and the ownership and disposition of ERI common stock to them, including estate, gift, state, local or non-U.S. tax consequences of the Merger and the ownership and disposition of ERI common stock.

ERI believes that the reincorporation of ERI from Nevada to Delaware will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code, which involves a reorganization that is a mere change in identity, form or place of organization for a corporation. Assuming that the Delaware Conversion will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, holders of ERI common stock (including Caesars stockholders that receive ERI common stock in the Merger) will not recognize any gain or loss as a result of the consummation of the Delaware Conversion. For a more detailed discussion of the U.S. federal income tax considerations generally applicable to the Delaware Conversion, see “U.S. Federal Income Tax Considerations—Tax Consequences of the Delaware Conversion” beginning on page 233.

Comparison of Stockholders’ Rights (page 235)

ERI is currently a Nevada corporation subject to the provisions of the NRS, and Caesars is a Delaware corporation subject to the provisions of the DGCL. If the Merger is consummated and ERI stockholders approve the Delaware Conversion, Caesars stockholders, whose rights are currently governed by Caesars’ existing certificate of incorporation and bylaws and the DGCL, will, if they receive ERI common stock as Merger Consideration, become stockholders of ERI and their rights will be governed by the Delaware Charter and the Delaware Bylaws attached as Annexes D and E that would become effective upon consummation of the Merger and the DGCL. If the Merger is consummated and ERI stockholders do not approve the Delaware Conversion, ERI will remain a Nevada corporation, and Caesars stockholders that receive ERI common stock as Merger Consideration will become stockholders of ERI and their rights will be governed by ERI’s current amended and restated articles of incorporation (unless the ERI A&R Nevada Charter is approved, in which case the ERI A&R Nevada Charter will apply), the ERI A&R Nevada Bylaws and the NRS.

Appraisal Rights in Connection with the Merger (page 258)

Pursuant to Section 262 of the DGCL, Caesars stockholders who do not vote in favor of adoption of the Merger Agreement and approval of the Merger, who continuously hold their shares of Caesars common stock through the Effective Time and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of Caesars common stock, as determined by the Delaware Court of Chancery, if the Merger is consummated. The “fair value” of shares of Caesars common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the Merger Consideration that a Caesars stockholder would otherwise be entitled to receive under the terms of the Merger Agreement.

Caesars stockholders who wish to exercise the right to seek an appraisal of their shares must so advise Caesars by submitting a written demand for appraisal in the form described in this joint proxy statement/prospectus prior to the vote to adopt the Merger Agreement and approve the Merger, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of Caesars common stock held of record in the name of another person, such as a bank, broker or other nominee or intermediary, must act promptly to cause the record holder to follow the steps summarized in this joint proxy statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, Caesars stockholders who may wish to pursue appraisal rights should consult their own legal and financial advisors. See “Appraisal Rights of Caesars Stockholders” beginning on page 258.

ERI stockholders do not have any dissenter’s rights under the NRS in connection with the ERI Special Meeting or the Share Issuance.

Litigation Relating to the Merger (page 190)

As of October 3, 2019, seven complaints have been filed challenging the Merger. Six of the complaints generally assert claims under Sections 14(a) and 20(a) of the Exchange Act challenging the adequacy of certain disclosures made in the version of this joint proxy statement/prospectus filed with the SEC on September 3, 2019. Those complaints seek, among other relief, an injunction preventing consummation of the Merger, damages in the event that the Merger is consummated and attorneys’ fees. The seventh complaint, filed in Nevada state court, asserts claims for breach of fiduciary duty by, among other things, approving the Merger at an unfair price and disseminating materially misleading information in connection with the Merger. For a more detailed description of litigation in connection with the Merger, see “The Merger—Litigation Relating to the Merger” beginning on page 190. ERI and Caesars believe the claims asserted in the complaints are without merit.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which this joint proxy statement/prospectus refers, contain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Any statements contained in this joint proxy statement/prospectus or any such documents made by or attributable to ERI or Caesars that are not statements of historical fact, including statements about ERI’s or Caesars’ beliefs and expectations regarding the Merger and related transactions, timing of consummation of the Merger and future results, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated accordingly. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “target,” “should,” “may,” “will,” “plan,” “goal,” “seek,” “strategy,” “future,” “likely” and similar expressions and their negative forms are intended to identify forward-looking statements. These statements are made on the basis of management’s views and assumptions regarding future events.

Forward-looking statements are based upon certain underlying assumptions, including any assumptions mentioned with the specific statements, as of the date such statements were made. Such assumptions are in turn based upon internal estimates and analyses of market conditions and trends, management plans and strategies, economic conditions and other factors. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of ERI and Caesars. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend upon future circumstances that may not occur. Actual results may differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include those set forth under “Risk Factors” beginning on page 48, and those set forth under “Forward-Looking Statements,” “Risk Factors” or any similar heading in the documents incorporated by reference into this joint proxy statement/prospectus. Some of the contingencies and uncertainties to which any forward-looking statement contained herein are subject include, but are not limited to, the following:

•	risks related to the combination of ERI and Caesars and the integration of their respective businesses and assets;

•

the possibility that the Merger and the real estate transactions with VICI are not consummated when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the consummation thereof are not satisfied on a timely basis or at all;

•	the risk that the financing required to fund the Merger and related transactions is not obtained on the terms anticipated or at all;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or consummation of the Merger;

•	potential litigation challenging the Merger;

•

the possibility that the anticipated benefits of the Merger, including cost savings and expected synergies, are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of ERI and Caesars;

•	conditions imposed on ERI and Caesars in order to obtain required regulatory approvals;

•	uncertainties in the global economy and credit markets and its potential impact on ERI’s ability to finance the Merger and related transactions;

•

the possibility that the Merger and related transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events or the payment of termination fees or expense reimbursement;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	the ability to retain certain key employees of ERI or Caesars;

•	risks associated with increased leverage from the Merger and related transactions;

•	changes in the value of ERI common stock (and thus, the Merger Consideration) prior to the consummation of the Merger;

•

uncertainty regarding the expected financial performance of the combined company following the consummation of the Merger, which may differ significantly from the pro forma financial statements contained in this joint proxy statement/prospectus;

•	competitive responses to the Merger;

•	legislative, regulatory and economic developments; and

•	uncertainties as to the timing of the consummation of the Merger and the ability of ERI and Caesars to consummate the Merger.

Many of these risks are beyond management’s ability to control or predict. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated. Investors are cautioned not to place undue reliance on such forward-looking statements as they speak only as of the date the statement is made. All forward-looking statements attributable to ERI or Caesars, or persons acting on behalf of either ERI or Caesars, are expressly qualified in their entirety by the cautionary statements and risk factors contained in this joint proxy statement/prospectus and ERI’s and Caesars’ respective filings with the SEC. Forward-looking statements speak only as of the date they are made and are based only on information currently available to ERI or Caesars, as applicable.

Except as required under the federal securities laws or the rules and regulations of the SEC, neither ERI nor Caesars undertakes any obligation to update or review any forward-looking statement or information, whether as a result of new information, future events or otherwise.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this joint proxy statement/prospectus, Caesars stockholders should consider carefully the matters described below in determining whether to adopt the Merger Agreement and approve the Merger. ERI stockholders should consider carefully the matters described below in determining whether to approve the Share Issuance, the Delaware Conversion and the ERI A&R Nevada Charter. Please also refer to the information under the heading “Risk Factors” set forth in Part I, Item 1A in each of ERI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Caesars’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and in Part II, Item 1A of ERI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 and Caesars’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which are incorporated by reference into this joint proxy statement/prospectus, and to the information under the heading “Risk Factors” in other reports filed after the date of this joint proxy statement/prospectus and which will be incorporated by reference herein. Please also refer to “Where You Can Find More Information” beginning on page 270.

Risks Relating to the Merger

Caesars stockholders cannot be sure of the amount or value of the Merger Consideration they will receive.

If the Merger is consummated, each share of Caesars common stock will be converted into the right to receive, at the election of the stockholder, (a) the Cash Election Consideration or (b) the Stock Election Consideration, subject to proration procedures set forth in the Merger Agreement such that the aggregate amount of cash paid by ERI as Merger Consideration will not exceed an amount equal to the product of (i) $8.40 (plus, if the applicable closing conditions set forth in the Merger Agreement are not satisfied by March 25, 2020, $0.003333 for each day (provided that such amount will not be payable if the waiting period under the HSR Act has expired or been terminated but (to the extent required) the consents of the holders of Caesars’ 5.00% convertible senior notes due 2024 have not been obtained) from March 25, 2020 until the Closing Date) and (ii) the number of outstanding shares of Caesars common stock, and the aggregate amount of ERI common stock paid by ERI as Merger Consideration will not exceed the product of (x) 0.0899 and (y) the number of outstanding shares of Caesars common stock.

The amount and value of the Merger Consideration Caesars stockholders will receive upon consummation of the Merger will fluctuate based on the price of ERI common stock, regardless of whether Caesars stockholders elect to receive the Cash Election Consideration, the Stock Election Consideration or a mix of both. The Merger Consideration will be determined based on the ERI Common Stock VWAP. The price of ERI common stock on the Closing Date and the ERI Common Stock VWAP may vary from the price of ERI common stock on the date that ERI and Caesars announced the Merger, on the date of this joint proxy statement/prospectus, on the date of the Caesars Special Meeting and at the time Caesars stockholders elect a form of Merger Consideration. Stock price changes may result from a variety of factors beyond ERI’s and Caesars’ control, including general market and economic conditions, changes in ERI’s and Caesars’ respective businesses, operations and prospects, and regulatory considerations, among other things. As a result, at the time of the Caesars Special Meeting and when Caesars stockholders make their election to receive the Cash Election Consideration or the Stock Election Consideration, they will not know or be able to calculate the amount of the Cash Election Consideration or the Stock Election Consideration or the value of ERI common stock they will receive upon consummation of the Merger. A decrease in the price of ERI common stock would result in a reduction in the amount of cash and the value of ERI common stock to be received by Caesars stockholders upon consummation of the Merger.

It is possible that the Merger may not be consummated for a significant period of time after the Caesars Special Meeting has occurred. As a result, the price of ERI common stock could vary significantly through the Closing Date, and Caesars stockholders are urged to obtain up-to-date prices for ERI common stock. See “Comparative Per Share Market Price, Dividend and Other Data” beginning on page 102 for ranges of historic prices of ERI common stock.

In addition, the value of ERI common stock to be received by Caesars stockholders will depend on the price of ERI common stock at the time Caesars stockholders receive their shares of ERI common stock following the consummation of the Merger. Such price will likely differ from the ERI Common Stock VWAP, which is used to determine the amount of the Cash Election Consideration and the Stock Election Consideration.

Caesars stockholders may receive a form of Merger Consideration different from what they elect.

Regardless of whether Caesars stockholders make a Cash Election or a Stock Election, the total amounts of cash and ERI common stock representing the Merger Consideration available for Caesars stockholders are fixed amounts, and the Merger Agreement contains proration procedures that are designed to ensure that such amounts are not exceeded. If a particular form of Merger Consideration is oversubscribed, then an election for that form of Merger Consideration will be prorated and reallocated, such that all or a portion of a Caesars stockholder’s Merger Consideration may be in a form that such stockholder did not choose. Please refer to “The Merger—Electing the Form of Merger Consideration” beginning on page 175.

The Merger Agreement subjects ERI and Caesars to restrictions on their respective business activities during the pendency of the Merger.

The Merger Agreement subjects ERI and Caesars to restrictions on their respective business activities and obligates ERI and Caesars to generally operate their businesses in the ordinary course in all material respects during the pendency of the Merger absent the prior written consent of the other party. These restrictions could prevent ERI and Caesars from pursuing attractive business opportunities or responding effectively to competitive pressures and industry developments that arise prior to the consummation of the Merger or termination of the Merger Agreement and are outside the ordinary course of business. In particular, the Merger Agreement restricts each party from making certain acquisitions and dispositions and taking other specified actions absent the prior written consent of the other party. If ERI or Caesars is unable to take actions it believes are beneficial, such restrictions could have an adverse effect on ERI’s or Caesars’, as applicable, business, financial condition and results of operations. Please refer to “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 201.

Delay or failure to consummate the Merger would prevent ERI and Caesars from realizing the anticipated benefits of the Merger and each party would also remain liable for significant transaction costs.

Any delay in consummating the Merger may increase the cash portion of the Merger Consideration and adversely impact the combined company’s ability to realize synergies and other benefits that are anticipated if the Merger is consummated within the expected timeframe. In particular, if the applicable closing conditions set forth in the Merger Agreement are not satisfied by March 25, 2020, the amount of cash payable by ERI as Merger Consideration per share of Caesars common stock will increase by $0.003333 for each day (provided that such amount will not be payable if the waiting period under the HSR Act has expired or been terminated but (to the extent required) the consents of the holders of Caesars’ 5.00% convertible senior notes due 2024 have not been obtained) from March 25, 2020 until the Closing Date. In addition, the market prices of Caesars common stock and ERI common stock may reflect various market assumptions as to whether and when the Merger will be consummated. Consequently, the failure to consummate, or any delay in the consummation of, the Merger could result in significant changes in the market prices of each party’s common stock. In addition, ERI and Caesars have incurred and will continue to incur significant costs relating to the Merger, such as debt commitment, legal, accounting, financial advisor and printing fees, and, to the extent that the Debt Financing is incurred prior to consummation of the Merger, interest expense, in each case, that may increase in the event that the consummation of the Merger is delayed and will be payable in the event that the Merger is not consummated. For example, pursuant to the A&R Commitment Letter and the related fee letters, if the Debt Financing does not close prior to January 31, 2020, then subject to certain conditions set forth in the A&R Commitment Letter and the related fee letters, the Commitment Parties have the right to require ERI (or an unrestricted subsidiary of ERI) to issue all or a portion of the Debt Financing (other than the commitments for ERI’s new revolving credit facility or 364-day secured bridge facility) into escrow pending consummation of the Merger and satisfaction of the other closing conditions, or in certain circumstances, to allocate a portion of the Debt Financing to lenders, which would result in ERI incurring additional interest expense prior to consummation of the Merger. Moreover, either ERI or Caesars may be required to pay a termination fee depending on the circumstances surrounding a termination of the Merger Agreement, as described in “The Merger Agreement—Termination Fee; Expenses” beginning on page 217. Further, in the event the Master Transaction Agreement is terminated because the Merger Agreement is terminated, ERI is required to pay VICI a fee of $75.0 million pursuant to the terms of the Master Transaction Agreement.

Whether or not the Merger is consummated, the pendency of the Merger could cause disruptions in the businesses of ERI and Caesars, which could have an adverse effect on their businesses, financial condition and results of operations.

The pendency of the Merger could cause disruptions in the businesses of ERI and Caesars, including the following:

•

current and prospective employees of ERI or Caesars may experience uncertainty about their future roles with the combined company following the Merger or consider other employment alternatives, which might adversely affect ERI’s and Caesars’ ability to retain or attract their respective key managers and other employees, and current employees of ERI or Caesars may lose productivity as a result of such uncertainty;

•

current and prospective customers of ERI or Caesars may anticipate changes in how they are served or the benefits offered by ERI or Caesars loyalty reward programs and may, as a result, choose to discontinue their patronage of either party;

•

current and prospective suppliers or other business relations of ERI or Caesars may delay or defer certain business decisions or may seek to terminate, change or renegotiate their relationship or key commercial agreements with ERI or Caesars, or not to establish a relationship with ERI or Caesars, as a result of the Merger; and

•	the attention of management and key employees of each of ERI and Caesars may be diverted from the operation of ERI’s and Caesars’ respective businesses toward the consummation of the Merger.

If any of these disruptions were to occur, it could have an adverse effect on ERI’s and Caesars’ respective businesses, financial condition and results of operation.

Obtaining required approvals and satisfying closing conditions may delay or prevent consummation of the Merger.

Consummation of the Merger is subject to various closing conditions, including, among others, (a) expiration or termination of any applicable waiting period under the HSR Act and receipt of required gaming approvals, (b) the absence of any governmental order or law prohibiting the consummation of the Merger, (c) adoption of the Merger Agreement by holders of a majority of the outstanding shares of Caesars common stock entitled to vote, (d) the approval by ERI stockholders of the Share Issuance, (e) the effectiveness of the registration statement for the shares of ERI common stock to be issued in the Merger (of which this joint proxy statement/prospectus forms a part) and the authorization for listing of those shares on NASDAQ, (f) absence of a material adverse effect on the other party, (g) the accuracy of the other party’s representations and warranties, subject to customary materiality standards, (h) compliance of the other party with its respective covenants under the Merger Agreement in all material respects and (i) conversion or certain amendments of, or another mutually agreed arrangement with respect to, Caesars’ 5.00% convertible senior notes due 2024.

If such conditions are not satisfied, the Merger will not be consummated unless such conditions are validly waived. Such conditions may jeopardize or delay consummation of the Merger or may reduce the anticipated benefits of the Merger. Further, no assurance can be given that the required approvals will be obtained or that the conditions to closing will be satisfied. Even if all such approvals are obtained, no assurance can be given as to the terms, conditions and timing of such approvals or that they will satisfy the terms of the Merger Agreement. Please refer to “The Merger Agreement—Conditions to the Obligation to Effect the Merger” beginning on page 213 for a discussion of the conditions to the consummation of the Merger and to “The Merger Agreement—Efforts to Consummate the Merger” beginning on page 209 for a discussion of the parties’ obligations to use their respective reasonable best efforts to obtain certain consents and approvals. If the Merger is not consummated by June 24, 2020 (as may be extended to a date no later than December 24, 2020 upon satisfaction of certain conditions to extension set forth in the Merger Agreement and described in this joint proxy statement/prospectus), either ERI or Caesars may terminate the Merger Agreement. Please refer to “The Merger Agreement—Termination of the Merger Agreement” beginning on page 215.

The Merger is subject to the receipt of governmental approvals that may impose conditions that could have an adverse effect on ERI or Caesars or, if not obtained, could prevent consummation of the Merger or, in some circumstances, require ERI to pay Caesars a termination fee of approximately $836.8 million.

Consummation of the Merger is conditioned upon the receipt of certain governmental approvals, including, without limitation, antitrust and gaming regulatory approvals. Although each party has agreed to use their respective reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained and that the other conditions to consummating the Merger will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the consummation of the Merger or require changes to the terms of the Merger Agreement or other agreements to be entered into in connection with the Merger Agreement. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the Merger or of imposing additional costs or limitations on ERI or Caesars following consummation of the Merger, any of which might have an adverse effect on ERI’s or Caesars’, as applicable, business, financial condition and results of operations. In addition, if the Merger Agreement is terminated (a) due to a law or order relating to gaming or antitrust laws that prohibits or permanently enjoins the consummation of the Merger, (b) because the required regulatory approvals were not obtained prior to June 24, 2020 (as may be extended to a date no later than December 24, 2020 upon satisfaction of certain conditions to extension set forth in the Merger Agreement and described in this joint proxy statement/prospectus) or (c) due to ERI willfully and materially breaching certain obligations with respect to the actions required to be taken by ERI to obtain required antitrust approvals, ERI will be required to pay Caesars a termination fee of approximately $836.8 million.

Moreover, the Caesars Special Meeting and the ERI Special Meeting may take place before all governmental approvals have been obtained and, in cases where such approvals have not been obtained, before the terms of any conditions to obtain such approvals that may be imposed are known. As a result, if the requisite stockholder approvals are obtained at such meetings, ERI and Caesars may make decisions after the special meetings to waive a condition or approve certain actions required to obtain necessary approvals without seeking further stockholder approval. Such actions could have an adverse effect on the combined company’s business, financial condition and results of operations following the Merger.

Antitrust approvals that are required to consummate the Merger may not be received, may take longer than expected or may impose conditions, including the requirement to divest assets, that could have an adverse effect on the combined company following the Merger.

Under the provisions of the HSR Act, the Merger may not be consummated until filings are made with the Antitrust Division of the DOJ and the FTC and the expiration of a 30-calendar day waiting period, or the early termination of that waiting period, following the parties’ filings. ERI and Caesars filed their respective notification and report forms under the HSR Act on July 16, 2019. On August 15, 2019, ERI withdrew its notification and report form and re-filed the same on August 19, 2019, which began a new 30-day waiting period. On September 18, 2019, each of ERI and Caesars received a Request for Additional Information and

Documentary Material (a “Second Request”) from the FTC in connection with the FTC’s review of the Merger, which extends the waiting period until 30 days after both parties have substantially complied with the Second Request, unless the FTC early terminates the additional waiting period or the parties otherwise agree not to consummate the Merger for a period of time after substantial compliance. ERI and Caesars are working with the FTC to complete its investigation as soon as practicable.

In addition, private parties who may be adversely affected by the Merger and individual states may bring legal actions under the antitrust laws in certain circumstances. Although ERI and Caesars believe the consummation of the Merger will not likely be prevented by antitrust laws, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be. Under the Merger Agreement, ERI and Caesars have agreed to use their reasonable best efforts to obtain all regulatory clearances necessary to consummate the Merger at the earliest practicable date.

In addition, in order to consummate the Merger, ERI and Caesars may be required to comply with conditions, terms, obligations or restrictions imposed by regulatory entities, including divestitures, and such conditions, terms, obligations or restrictions may have the effect of delaying consummation of the Merger, imposing additional material costs on or materially limiting the revenue of the combined company after the consummation of the Merger, or otherwise reducing the anticipated benefits to ERI and Caesars of the Merger. Such conditions, terms, obligations or restrictions may result in the delay or abandonment of the Merger.

Gaming regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Consummation of the Merger is conditioned on the receipt of approvals from a number of gaming regulatory authorities, including, among others, the Ak Chin Community Tribal Gaming Commission, the Arizona Department of Gaming, the Cherokee Tribal Gaming Commission, the Colorado Division of Gaming, the Illinois Gaming Board, the Indiana Gaming Commission, the Indiana Horse Racing Commission, the Iowa Racing and Gaming Commission, the Kentucky Horse Racing Commission, the Louisiana Gaming Control Board, the Louisiana State Racing Commission, the Maryland Lottery and Gaming Control Agency, the Mississippi Gaming Commission, the Missouri Gaming Commission, the National Indian Gaming Commission, the Nevada Gaming Commission, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement, the Pennsylvania Gaming Control Board, the Pennsylvania State Horse Racing Commission, the Ohio Lottery Commission, the Gauteng Gambling Board (South Africa), the Alcohol and Gaming Commission of Ontario, the Ministry of Culture, Sports and Tourism (Korea) and the Gambling Commission (United Kingdom). In some instances, these approvals include findings of suitability for ERI’s officers and continuing members of the ERI Board. These approvals and findings may not be received at all, may not be received in a timely fashion and/or may contain conditions on the consummation of the Merger. In addition, these regulatory bodies may impose conditions on the granting of such approvals and findings. Such conditions and the process of obtaining such regulatory approvals could have the effect of delaying consummation of the Merger or of imposing additional costs or limitations on the combined company following the Merger. In addition, to the extent any officer of ERI is found unsuitable, ERI would need to find a replacement, which may take time and could adversely impact ERI’s financial and operational performance, including ERI’s ability to successfully consummate the Merger and integrate Caesars into ERI. Any such finding of unsuitability by regulatory authorities and resulting resignation or removal of an officer of ERI could also impact the governance structure of the combined company following the Merger.

There can be no assurance that ERI will be able to secure the financing in connection with the Merger and the transactions contemplated by the Merger Agreement on acceptable terms, in a timely manner, or at all.

ERI intends to finance at least a portion of the cash required in connection with the Merger, including expenses in connection with the Merger, with the Debt Financing in accordance with the terms of the A&R Commitment Letter. The A&R Commitment Letter provides for funding to (a) ERI of (i) a $1,000.0 million senior secured revolving credit facility, (ii) a $3,000.0 million senior secured term loan B facility, (iii) a

$3,600.0 million senior secured 364-day bridge facility and (iv) a $1,800.0 million senior unsecured bridge loan facility and (b) a subsidiary of Caesars a $2,400.0 million senior secured incremental term loan B facility. The senior secured 364-day bridge facility will only be funded in accordance with the A&R Commitment Letter to the extent that the net cash proceeds of certain asset sales and certain transactions contemplated with VICI as described in the next succeeding paragraph are not available on the Closing Date to be applied to finance the Merger and expenses in connection therewith. In addition to the Debt Financing, ERI also recently entered into letter agreements with certain financial institutions which additional letter agreements provide (A) for commitments from such financial institutions to provide an increase to the senior secured term loan B facility being provided to ERI and additional revolving credit facility commitments for ERI and (B) the engagement of such financial institutions to act as arrangers for additional debt financing, in each case, in the event ERI elects to refinance certain existing indebtedness of CRC and its subsidiaries and for working capital and general corporate purposes upon the consummation of the Merger. Additionally, ERI may continue to evaluate alternative financing structures and amounts based on its needs and capital markets conditions. The proceeds of the Debt Financing may be used (1) to pay all or a portion of the cash portion of the Merger Consideration, (2) to refinance all of ERI’s existing syndicated bank credit facilities and outstanding senior notes, (3) to refinance certain of Caesars’ and its subsidiaries’ existing debt, (4) to pay transaction fees and expenses related to the foregoing and/or (5) for working capital and general corporate purposes. The availability of the borrowings under the Debt Financing is subject to the satisfaction of certain customary conditions, including the substantially concurrent consummation of the Merger. For a more detailed discussion of the A&R Commitment Letter and the proposed Debt Financing, see “Bank Commitment Letter and Related Financing” beginning on page 222. In the event some or all of the financing contemplated by the A&R Commitment Letter is not available, ERI is obligated to use its reasonable best efforts to obtain alternative financing from alternative institutions in an amount at least equal to the amount of such unavailable portion of the financing contemplated by the A&R Commitment Letter and in an amount sufficient to enable ERI to consummate the Merger.

In connection with the execution of the Merger Agreement and the A&R Commitment Letter, ERI entered into the Master Transaction Agreement with VICI. ERI intends to finance at least a portion of the cash required in connection with the Merger with the proceeds of transactions that are subject to the Master Transaction Agreement, including approximately $1.8 billion of proceeds from the expected sale leaseback of certain properties expected to be acquired upon consummation of the Merger, including Harrah’s New Orleans, Harrah’s Laughlin and Harrah’s Atlantic City (or, under certain circumstances, if necessary, certain replacement properties specified in the Master Transaction Agreement), and approximately $1.4 billion of proceeds expected to be received in consideration of the amendment of certain existing leases between subsidiaries of Caesars and VICI. The consummation of the transactions contemplated by the Master Transaction Agreement is subject to satisfaction of certain conditions, including execution of agreements, receipt of required regulatory approvals, the accuracy of the representations and warranties, compliance with covenants, delivery of certain closing deliverables and the absence of any governmental order or action seeking to prohibit the consummation of the transactions contemplated by the Master Transaction Agreement. ERI is currently negotiating the sale leaseback documents, lease amendments and other agreements contemplated by the Master Transaction Agreement and cannot assure you as to the timing or outcome of those negotiations with VICI. Although ERI expects the transactions contemplated by the Master Transaction Agreement to be consummated substantially concurrently with the Merger, there can be no assurance as to the timing of the closing of such transactions or that the closings will occur on the terms set forth in the Master Transaction Agreement or at all. In the event that the closings of some or all of the transactions contemplated by the Master Transaction Agreement are delayed or do not occur, ERI may be required to incur the 364-day secured bridge facility under the Debt Financing or other additional indebtedness to pay the cash portion of the Merger Consideration, repay ERI’s and certain of Caesars’ and its subsidiaries’ outstanding debt and/or pay transaction fees and expenses related thereto, which could have an adverse impact on the business, financial condition and results of operations of the combined company following the Merger.

The consummation of the Merger is not conditioned on ERI’s ability to obtain financing or the consummation of the transactions contemplated by the Master Transaction Agreement. If ERI is unable to obtain funding contemplated by the A&R Commitment Letter from its financing sources for the cash required in connection with the Merger, ERI may be compelled to specifically perform its obligations to consummate the Merger or could otherwise be subject to claims under the Merger Agreement, each of which could have a material adverse effect on ERI.

Litigation challenging the Merger could delay or prevent the consummation of the Merger.

One of the conditions to the Merger is that no law, statute, rule, regulation, ordinance, code, ruling, subpoena, order, writ, injunction, decree, judgment, ruling, determination, directive, award or settlement issued by a governmental entity (including any gaming authority) shall have been adopted, promulgated or issued that would prohibit, restrain, enjoin or render unlawful the consummation of the Merger or the Share Issuance. As of October 3, 2019, seven complaints have been filed challenging the Merger. Six of the complaints generally assert claims under Sections 14(a) and 20(a) of the Exchange Act challenging the adequacy of certain disclosures made in the version of this joint proxy statement/prospectus filed with the SEC on September 3, 2019. Those complaints seek, among other relief, an injunction preventing consummation of the Merger, damages in the event that the Merger is consummated and attorneys’ fees. The seventh complaint, filed in Nevada state court, asserts claims for breach of fiduciary duty by, among other things, approving the Merger at an unfair price and disseminating materially misleading information in connection with the Merger. For a more detailed description of litigation in connection with the Merger, see “The Merger—Litigation Relating to the Merger” beginning on page 190. There can be no assurance that additional claims will not be filed by stockholders of Caesars or ERI seeking damages relating to, or otherwise challenging, the Merger. If the plaintiffs in any such action secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting ERI’s and Caesars’ ability to consummate the Merger, then such injunctive or other relief may prevent the Merger from becoming effective within the expected time frame or at all. If consummation of the Merger is prevented or delayed, it could result in substantial costs to ERI and Caesars. In addition, whether or not any plaintiff’s claim is successful, ERI and Caesars could incur significant costs in connection with any such litigation, including costs associated with the indemnification of ERI’s and Caesars’ directors and officers, and the attention and resources of the respective management of ERI and Caesars could be diverted from the consummation of the Merger and ongoing business activities, which could have an adverse effect on ERI’s and Caesars’ respective business, financial condition and results of operations.

Certain directors and executive officers of Caesars may have potential conflicts of interest which may influence their support of the adoption of the Merger Agreement.

Some of Caesars’ directors and executive officers have interests in the Merger that are different from, or in addition to, those of Caesars stockholders generally. These interests include, among others, potential severance benefits and other payments and the treatment of outstanding equity awards pursuant to the Merger Agreement. Further, at least five of Caesars’ current directors will become directors of ERI following the consummation of the Merger. Although the rest of Caesars’ directors will not become directors of ERI and Caesars’ executive officers are not expected to become executive officers of ERI after the Merger, ERI will indemnify and maintain liability insurance for all of the directors and officers of Caesars for their services as directors and officers before the Merger. Please refer to “The Merger—Interests of Caesars’ Directors and Executive Officers in the Merger” beginning on page 178 for a discussion of these interests.

The Merger Agreement contains provisions that limit Caesars’ and ERI’s ability to pursue alternatives to the Merger, could discourage a potential competing acquiror of ERI or Caesars from making a favorable alternative transaction proposal and, in specified circumstances, could require ERI or Caesars to pay the other party a termination fee.

The Merger Agreement contains certain provisions that restrict Caesars’ and ERI’s ability to solicit, initiate, knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a competing proposal, engage, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish any non-public information to any person in connection with or for the purpose of encouraging or facilitating, a competing proposal, subject to customary exceptions and limitations. In addition, the other party generally has an opportunity to offer to modify the terms of the Merger Agreement in response to any third-party alternative transaction proposal before a party’s board of directors may change, qualify, withhold, withdraw or modify its recommendation with respect to the proposal to adopt the Merger Agreement and approve the Merger (Caesars Proposal No. 1) or the Share Issuance Proposal, as applicable. Upon termination of the Merger Agreement in certain circumstances relating to alternative transactions to the Merger, Caesars will be required to pay a termination fee of approximately $418.4 million to ERI, and ERI will be required to pay a termination fee of approximately $154.9 million to Caesars. In addition, each party will be required to reimburse the other party’s expenses in an amount not to exceed $50.0 million if the Merger Agreement is terminated because of the failure to obtain the required approval of such party’s stockholders (creditable against any termination fee that may subsequently be paid). See the sections entitled “The Merger Agreement—No Solicitation of Alternative Proposals,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee; Expenses.” ERI may also be required to pay VICI a fee of $75.0 million pursuant to the terms of the Master Transaction Agreement.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of ERI or Caesars or pursuing an alternative transaction with either party from considering or proposing such a transaction (even if, in the case of an acquisition of Caesars, it were prepared to pay consideration with a higher per share price than the per share price proposed to be received in the Merger) or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to the stockholders of Caesars or the stockholders of ERI than it might otherwise have proposed to pay because of the added expense of the applicable termination fee and expense reimbursement that may become payable in certain circumstances.

If the Merger is not consummated, the price of ERI or Caesars common stock and the parties’ future businesses and operations could be harmed.

If the Merger is not consummated, ERI and Caesars will not have realized any of the potential benefits of the Merger having been consummated and may be subject to material risks, including:

•	failure to consummate the Merger may result in negative publicity and a negative impression of Caesars and/or ERI in the investment community;

•

the diversion of management attention from day-to-day business and the unavoidable disruption to their respective employees and relationships with customers, vendors, joint venture partners and other third parties as a result of efforts and uncertainties relating to the Merger may detract from the ability of ERI or Caesars to grow revenue and minimize costs, which, in turn, may lead to a loss of market position that ERI or Caesars could be unable to regain if the Merger does not occur;

•

under the Merger Agreement, ERI and Caesars are subject to certain restrictions on the conduct of their businesses prior to consummating the Merger, which may affect their ability to execute certain of their respective business strategies or respond effectively to competitive pressures and industry developments;

•

in certain circumstances, Caesars may be required to pay a termination fee of approximately $418.4 million to ERI, ERI may be required to pay a termination fee of approximately $154.9 million or approximately $836.8 million to Caesars, and each party may be required to reimburse the other party’s expenses in an amount not to exceed $50.0 million;

•

ERI may be required to pay a $75.0 million termination fee to VICI pursuant to the terms of the Master Transaction Agreement if the Master Transaction Agreement is terminated as a result of the termination of the Merger Agreement;

•

if the ERI Board or the Caesars Board seeks an alternative transaction to the Merger, a potential third-party acquiror or merger partner may propose to pay a lower price to ERI stockholders or Caesars stockholders, as applicable, as a result of the applicable termination fee and expense reimbursement;

•

the price of ERI common stock or Caesars common stock may decline to the extent that the current market price of ERI common stock or Caesars common stock, as applicable, reflects a higher price than it otherwise would have based on the assumption that the Merger will be consummated;

•	ERI and Caesars would have incurred significant expenses relating to the Merger that they may be unable to recover; and

•	ERI and Caesars may be subject to litigation related to the failure to consummate the Merger or to perform their respective obligations under the Merger Agreement.

Caesars stockholders who deliver shares of Caesars common stock to make an election will not be able to sell those shares unless they revoke such election prior to the Election Deadline.

If you are a holder of Caesars common stock and want to make an election, you must deliver to the Exchange Agent by the Election Deadline a properly completed and signed election form along with stock certificates (or a properly completed notice of guaranteed delivery) or, in the case of book-entry shares, any additional documents specified in the procedures set forth in the election form. You will not be able to sell any shares of Caesars common stock that you have delivered to the Exchange Agent unless you revoke your election before the Election Deadline by providing written notice to the Exchange Agent. If you do not revoke your election, you will not be able to liquidate your investment in Caesars common stock for any reason until you receive the Cash Election Consideration and/or the Stock Election Consideration pursuant to the Merger Agreement. In the time between delivery of your shares to the Exchange Agent and the consummation of the Merger, the market price of Caesars common stock or ERI common stock may change, and you might otherwise want to sell your shares of Caesars common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. If the Merger is unexpectedly delayed, the period between delivery of your shares to the Exchange Agent and the consummation of the Merger could extend for a significant period of time. Caesars stockholders can shorten the period during which they cannot sell their shares by delivering their election shortly before the Election Deadline. However, elections received after the Election Deadline will not be accepted or honored.

Caesars stockholders who do not properly make an election before the Election Deadline may be unable to sell their shares during the period between the Election Deadline and the consummation of the Merger because there may not be a liquid market for shares of Caesars common stock.

Caesars stockholders who do not make a valid election may be unable to transfer (including by sale) all or some of their shares of Caesars common stock during the period between the Election Deadline and the consummation of the Merger because all shares of Caesars common stock for which an election has been properly made will no longer be transferable and, as a result, there may not be a trading market that will provide Caesars stockholders with adequate liquidity to make the desired transfer. Furthermore, Caesars stockholders who do not make a valid election prior to the Election Deadline give up the choice to elect their preferred form of consideration and could instead receive the Cash Election Consideration for all of their shares of Caesars common stock, the Stock Election Consideration for all of their shares of Caesars common stock, or a combination of the Cash Election Consideration and the Stock Election Consideration, depending on elections that have been made by other Caesars stockholders.

Announcement or consummation of the Merger may trigger change in control or other provisions in certain agreements to which Caesars is a party.

The announcement or consummation of the Merger may trigger change in control or other provisions in certain agreements to which Caesars is a party. If ERI and Caesars are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if ERI and Caesars are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined company.

Risks Relating to the Combined Company Following the Merger

The integration of ERI and Caesars following the Merger may present significant challenges. Neither ERI nor Caesars can be sure that it will be able to realize the anticipated benefits of the Merger in the anticipated time frame or at all.

ERI’s and Caesars’ ability to realize the anticipated benefits of the Merger will depend, to a large extent, on ERI’s ability to integrate Caesars’ businesses into ERI in the anticipated time frame or at all. ERI may face significant challenges in combining Caesars’ operations into its operations in a timely and efficient manner. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, ERI will be required to devote significant management attention and resources to integrating the business practices and operations of Caesars into those of ERI. The integration process may disrupt the businesses and, if implemented ineffectively or inefficiently, would preclude realization of the full benefits expected by ERI and Caesars. The failure to successfully integrate Caesars into ERI and to manage the challenges presented by the integration process successfully may result in an interruption of, or loss of momentum in, the business of ERI or Caesars, which may have the effect of depressing the market price of ERI common stock following the Effective Time.

ERI may be unable to realize anticipated synergies or may incur additional costs.

ERI expects to realize cost synergies from combining administrative and other overlapping functions of ERI and Caesars, as well as revenue synergies. However, ERI will be required to incur costs, including severance and related expenses, to realize the anticipated synergies. In addition, the amount of synergies realized after consummation of the Merger may be reduced from anticipated levels as a result of cost reduction programs that have been implemented, or may be implemented, by Caesars prior to consummation of the Merger, including Caesars’ previously announced initiatives expected to result in cost savings of $50 million. While ERI’s management believes the combined company will benefit from synergies, ERI may be unable to realize all of these synergies within the time frame expected or at all. In addition, ERI may incur additional or unexpected costs in order to realize these synergies.

The trading price of shares of ERI common stock after the Merger may be affected by factors different from those affecting the price of shares of Caesars common stock or shares of ERI common stock before the Merger.

If the Merger is consummated, holders of Caesars common stock who receive shares of ERI common stock in exchange for such shares of Caesars common stock will be investing in ERI common stock. The results of operations of ERI, as well as the trading price of ERI common stock, after the Merger may be affected by factors different from those currently affecting ERI’s or Caesars’ results of operations and the trading price of Caesars common stock. For a discussion of the businesses of ERI and Caesars and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 270.

The unaudited pro forma financial statements are presented for illustrative purposes only and should not be viewed as a forecast of ERI’s financial condition or results of operations following the Merger. Specifically, the unaudited pro forma financial statements do not reflect the effect of any divestitures that may be required in connection with the Merger.

The unaudited pro forma financial statements have been derived from the historical financial statements of ERI and Caesars and certain adjustments and assumptions have been made regarding ERI after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred or savings to be achieved by the combined company in connection with the Merger. For example, neither the impact of any incremental costs incurred in integrating the two companies nor any potential cost savings is reflected in the unaudited pro forma financial statements. In addition, the unaudited pro forma financial statements do not reflect the effect of any divestitures that may be required in order to obtain regulatory approvals in connection with the Merger or the effect of Caesars’ previously announced sale of the Rio All-Suite Hotel & Casino. As a result, the actual financial condition and results of operations of ERI following the Merger will likely not be consistent with, or evident from, and may differ materially from, these unaudited pro forma financial statements. In addition, the assumptions used in preparing the unaudited pro forma financial statements may not prove to be accurate, and other factors may affect ERI’s financial condition or results of operations following the Merger. Therefore, stockholders of ERI and stockholders of Caesars should not place undue reliance on the pro forma financial statements when deciding whether to vote for their respective proposals relating to the Merger. Please refer to “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 70.

The Merger is expected to result in significant transaction costs and costs associated with integration of the combined business.

The total transaction fees, expenses and similar costs relating to the Merger expected to be incurred by ERI and Caesars are approximately $169 million. In addition, ERI will incur integration and restructuring costs following the consummation of the Merger as it integrates Caesars’ business and operations with those of ERI. Although ERI expects that the realization of efficiencies related to the integration of Caesars’ business will offset incremental transaction, integration and restructuring costs over time, ERI cannot give any assurance that this net benefit will be achieved in the near term, or at all.

Unanticipated costs relating to the Merger could reduce ERI’s future earnings.

ERI believes that it has reasonably estimated the likely incremental costs of the combined operations of ERI and Caesars following the Merger. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as unanticipated costs to integrate the two businesses or increased personnel costs, as well as other types of unanticipated adverse developments, could have an adverse effect on the business, financial condition and results of operations of the combined company following the Merger. In addition, if actual costs are materially different than expected costs, the Merger could have a significant dilutive effect on ERI’s earnings.

ERI will have a substantial amount of debt outstanding following the Merger and may incur additional indebtedness in the future, which could restrict ERI’s ability to pay dividends and fund working capital and planned capital expenditures.

ERI expects to enter into the Debt Financing in order to consummate the Merger and refinance ERI’s existing syndicated bank credit facilities and senior notes, and a portion of Caesars’ outstanding indebtedness will remain outstanding following the consummation of the Merger. As a result, ERI will have a significant amount of additional indebtedness outstanding following the consummation of the Merger. In addition, ERI expects to have the ability to incur additional debt under its anticipated $1.0 billion revolving credit facility and CRC’s existing $1.0 billion revolving credit facility. ERI also continually evaluates alternative financing structures and amounts based on its needs and capital markets conditions. ERI may be required to incur indebtedness under the 364-day secured bridge facility provided under the Debt Financing or other additional indebtedness to finance the Merger Consideration if the transactions contemplated by the Master Transaction Agreement or the previously announced sales of certain of ERI’s properties are not consummated prior to or in connection with the consummation of the Merger. This amount of leverage could have important consequences, including:

•

ERI may be required to use a substantial portion of its cash flow from operations to make interest and principal payments on ERI’s debt, which will reduce funds available for operations, future business opportunities and dividends;

•	ERI may have limited flexibility to react to changes in its business and its industry;

•	it may be more difficult for ERI to satisfy its other obligations;

•	ERI may have a limited ability to borrow additional funds or to sell assets to raise funds if needed for working capital, capital expenditures, acquisitions or other purposes;

•	ERI may become more vulnerable to general adverse economic and industry conditions, including changes in interest rates; and

•	ERI may be at a disadvantage compared to its competitors that have less debt.

Future interest expense will be significantly higher than historic interest expense as a result of higher levels of indebtedness incurred to consummate the Merger. ERI’s ability to make payments on its debt and potential to pay dividends on its common stock, which ERI has not historically done, will depend on its ability to generate cash in the future, which will depend on many factors beyond its control. ERI cannot assure you that:

•	its business will generate sufficient cash flow from operations to service and repay its debt, pay dividends on its common stock and fund working capital and planned capital expenditures;

•

future borrowings will be available under its credit facilities or any future credit facilities in an amount sufficient to enable it to repay its debt, pay dividends on its common stock and fund working capital and planned capital expenditures; or

•	it will be able to refinance any of its debt on commercially reasonable terms or at all.

If ERI cannot generate sufficient cash from its operations to meet its debt service obligations, it may need to reduce or delay capital expenditures, the development of its business generally and any acquisitions. If ERI becomes unable to meet its debt service and repayment obligations (or those of its subsidiaries following the Merger), it (or its applicable subsidiaries) would be in default under the terms of the applicable credit agreement or indenture, which would allow its lenders or noteholders to declare all outstanding indebtedness thereunder to be due and payable and terminate any commitments to lend thereunder. If the amounts outstanding under its (or its subsidiaries’) credit facilities or indentures were to be accelerated, ERI cannot assure you that its (or its subsidiaries’) assets would be sufficient to repay in full the money owed.

Following consummation of the Merger and the transactions contemplated by the Master Transaction Agreement, ERI and its subsidiaries will be required to pay a significant portion of their cash flow from operations to third parties pursuant to leasing and related arrangements.

ERI and Caesars currently lease certain parcels of land on which several of their respective properties are located and, pursuant to the terms of Master Transaction Agreement, are expected to enter into leases with VICI with respect to parcels of land on which Harrah’s New Orleans, Harrah’s Laughlin and Harrah’s Atlantic City are located and will increase the lease rate on an existing lease agreement between a subsidiary of Caesars and VICI, which will require ERI’s subsidiaries that are parties to such leases to apply a significant amount of their cash flow to required rental payments. These leases also are expected to require certain levels of capital expenditures to be made on the properties leased under these leases on an ongoing basis. As a result of the obligation to pay rent and make capital expenditures under the new and existing leases, the ability of the combined company to fund its operations or development projects, raise capital, make acquisitions and otherwise respond to competitive and economic changes may be adversely affected. For example, the obligations under these lease agreements may:

•	make it more difficult for the combined company to satisfy its obligations with respect to its (or its subsidiaries’) indebtedness and to obtain additional indebtedness;

•	increase vulnerability to general or regional adverse economic and industry conditions or a downturn in the combined company’s business;

•

require the combined company to dedicate a substantial portion of its cash flow from operations to making lease payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes and acquisitions;

•	limit flexibility in planning for, or reacting to, changes in the combined company’s business and the industry in which it operates; and

•	restrict the combined company’s ability to raise capital, make acquisitions and divestitures and engage in other significant transactions.

In addition, the annual rent escalations under these lease agreements will continue to apply regardless of the amount of cash flows generated by the properties that are subject to these lease agreements. Accordingly, if the cash flows generated by such properties decrease, or do not increase at the same rate as the rent escalations, the rents payable under these lease agreements could comprise a higher percentage of the cash flows generated by the applicable entity, which could exacerbate, perhaps materially, the issues described above. Any of the above listed factors could have an adverse effect on the combined company’s business, financial condition and results of operations.

Moreover, if the combined company were to default on any one or more of these lease agreements, the applicable lessors could terminate the affected leases and the combined company could lose possession of the land leased under the affected leases and any improvements on that land, including the hotels and casinos. A termination of these lease agreements could result in a default under ERI’s (or its subsidiaries’) applicable credit agreements, which would allow its lenders to declare all outstanding borrowings to be due and payable and terminate any commitments thereunder, and could have a material adverse effect on the combined company’s business, financial condition and results of operations.

The guaranties to be entered into by ERI in connection with the existing and new leases with VICI will include covenants that may restrict the ability of ERI to pay dividends and repurchase its shares following the Merger.

ERI will guaranty the obligations of its subsidiaries under the existing and new leases with VICI pursuant to which ERI’s subsidiaries will lease certain parcels of land on which several of their respective properties are located. These guaranties will include covenants, which, among other things, may restrict the ability of ERI to pay dividends or repurchase its shares if its market capitalization is less than $5.5 billion, and may restrict the ability of ERI to make non-cash dividends, in each case, following the Merger.

Delay or failure to consummate the sale of properties previously announced by ERI may require ERI to incur additional debt to pay the cash portion of the Merger Consideration or to repay outstanding indebtedness of ERI or otherwise adversely impact the business, financial condition and results of operations of the combined company following the Merger.

On June 17, 2019, ERI entered into an agreement to sell Lady Luck Caruthersville, Isle Casino Cape Girardeau and Mountaineer Casino, Racetrack & Resort for aggregate consideration of $385.0 million, and on July 10, 2019, ERI entered into an agreement to sell Isle of Capri Casino Kansas City and Lady Luck Casino Vicksburg for aggregate consideration of $230.0 million, in each case subject to certain adjustments. The consummation of each transaction is subject to satisfaction of customary conditions, including receipt of required regulatory approvals, the accuracy of the parties’ representations and warranties, compliance with covenants, delivery of certain closing deliverables and the absence of any governmental order or action seeking to prohibit the consummation of the transaction. Although ERI expects such sale transactions to be consummated prior to consummation of the Merger, there can be no assurance as to the timing of the closing of such sales or that the closings will occur on the terms set forth in the purchase agreements relating to the sales, or at all. In the event that the closing of either sale is delayed or does not occur, ERI may be required to incur the 364-day secured bridge facility under the Debt Financing or other additional indebtedness to pay the cash portion of the Merger

Consideration, repay ERI’s and certain of Caesars’ and its subsidiaries’ outstanding debt and/or to pay transaction fees and expenses related thereto, which could adversely impact the business, financial condition and results of operations of the combined company following the Merger.

On September 26, 2019, ERI and VICI entered into the Real Estate Purchase Agreements for the sale of Harrah’s New Orleans, Harrah’s Laughlin and Harrah’s Atlantic City for aggregate consideration of approximately $1.8 billion, subject to satisfaction of customary conditions, including receipt of required regulatory approvals. In the event that the closing of any of the sales is delayed or does not occur within a certain timeframe, ERI may be required to incur the 364-day secured bridge facility under the Debt Financing or other additional indebtedness to pay the cash portion of the Merger Consideration, to repay ERI’s and certain of Caesars’ and its subsidiaries outstanding debt and/or to pay transaction fees and expenses related thereto, which could adversely impact the business, financial condition and results of operations of the combined company following the Merger.

Restrictions in ERI’s debt agreements may prevent ERI from paying dividends.

ERI has not historically paid dividends to its stockholders. ERI’s ability to pay dividends in the future will be restricted by the financing agreements expected to be in place upon consummation of the Merger and the agreements governing Caesars’ debt that remains outstanding following consummation of the Merger. Please refer to “Bank Commitment Letter and Related Financing” beginning on page 222.

The Delaware Charter will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between ERI and its stockholders, which could limit ERI stockholders’ ability to obtain a favorable judicial forum for disputes with ERI or its directors, officers or employees if the Delaware Conversion is approved.

If the Delaware Conversion is approved, the Delaware Charter will provide that unless ERI consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of ERI, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ERI to ERI or its stockholders, (c) any action asserting a claim against ERI or any director, officer or other employee of ERI arising pursuant to any provision of the DGCL, the Delaware Charter or the Delaware Bylaws or (d) any action asserting a claim against ERI or any director, officer or other employee of ERI governed by the internal affairs doctrine, in each case, other than suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with ERI or its directors, officers or other employees, which may discourage such lawsuits against ERI and its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Delaware Charter to be inapplicable or unenforceable in an action, ERI may incur additional costs associated with resolving such action in other jurisdictions, which could harm the combined company’s business, financial condition and results of operations.

The aggregate ownership and voting interest of the current Caesars stockholders in ERI after the Merger will be lower than they currently have in Caesars and they will exercise less influence over management of ERI than they currently exercise over management of Caesars.

Following the consummation of the Merger, Caesars stockholders who receive shares of ERI common stock in exchange for their shares of Caesars common stock in the Merger will own in the aggregate a significantly smaller percentage of ERI common stock than they currently own of Caesars common stock. Immediately following the Merger, those Caesars stockholders and holders of Caesars convertible notes are expected to own in the aggregate (excluding any shares of ERI common stock they may own or acquire prior to consummation of the Merger and assuming that all Caesars convertible notes are converted immediately following consummation of the Merger into

$8.40 in cash and 0.0899 shares of ERI common stock for each share of Caesars common stock into which such Caesars convertible notes were convertible immediately prior to the Merger) approximately 49% of the outstanding shares of ERI common stock, based on the number of shares of ERI common stock and Caesars common stock, and the principal amount of Caesars convertible notes, outstanding on September 27, 2019. Based on the terms of the indenture governing the Caesars convertible notes (see “Note 2—Calculation of Purchase Consideration” under “Unaudited Pro Forma Condensed Combined Financial Statements”), the mix of cash and ERI common stock payable upon conversion of the Caesars convertible notes will likely differ from the assumed amounts. Consequently, if ERI’s management pursues strategies or undertakes risks that differ from the investment preferences of Caesars stockholders, Caesars stockholders will have less influence over the management and policies of ERI than they currently exercise over the management and policies of Caesars.

The shares of ERI common stock following the Merger will have different rights from the shares of Caesars common stock and ERI common stock prior to the Merger.

Caesars stockholders’ rights are currently governed by the Caesars certificate of incorporation, the Caesars bylaws and Delaware law. Those Caesars stockholders who receive the Stock Election Consideration in the Merger will, upon consummation of the Merger, become stockholders of ERI and their rights will be governed by the ERI certificate of incorporation (as it may be amended if either the Delaware Conversion Proposal or the Charter Amendment Proposal is approved), the ERI A&R Nevada Bylaws and, depending on whether ERI stockholders approve the Delaware Conversion Proposal, either Delaware law or Nevada law. Please refer to “Comparison of Stockholders’ Rights” beginning on page 235.

The composition of the ERI Board following the Merger will be different than the current composition of the ERI Board and the Caesars Board, and the composition of ERI’s management team following the Merger will be different than the current composition of Caesars’ management team, which, in each case, may affect the strategy and operations of the combined company.

Upon consummation of the Merger, the composition of the ERI Board will be different than the current composition of the ERI Board and of the Caesars Board. The Caesars Board currently consists of eleven members and the ERI Board currently consists of nine members. The Merger Agreement provides that the ERI Board following the consummation of the Merger will consist of up to eleven members to be designated by ERI, including either five or six current members of the Caesars Board, depending on whether certain current members of the ERI Board have Ceased to Serve. In addition, it is expected that the existing executive officers of ERI will continue to manage the combined company following the consummation of the Merger.

The composition of the ERI Board following the consummation of the Merger may result in changes to the combined company’s business strategy and operating decisions as compared to those of ERI or Caesars prior to the Merger. Any such changes, if unsuccessful, could have an adverse effect on the combined company’s business, financial condition and results of operations. Please refer to “The Merger—Composition of the ERI Board and Management Following the Merger” beginning on page 189.

The Share Issuance may cause the market price of ERI common stock to decline.

In connection with the consummation of the Merger, based on the number of shares of Caesars common stock and the principal amount of Caesars convertible notes outstanding on September 27, 2019, ERI expects to issue approximately 76 million shares of ERI common stock (including and assuming that all Caesars convertible notes are converted immediately following consummation of the Merger into $8.40 in cash and 0.0899 shares of ERI common stock for each share of Caesars common stock into which such Caesars convertible notes were convertible immediately prior to the Merger), which will represent approximately 49% of the issued and outstanding shares of ERI common stock after consummation of the Merger. Based on the terms of the indenture governing the Caesars convertible notes (see “Note 2—Calculation of Purchase Consideration” under “Unaudited Pro Forma Condensed Combined Financial Statements”), the mix of cash and ERI common stock payable upon conversion of the Caesars convertible notes will likely differ from the assumed amounts. ERI expects that some Caesars stockholders who receive shares of ERI common stock are likely to sell them promptly, especially Caesars stockholders who elected to receive the Cash Election Consideration but received the Stock Election Consideration instead due to the proration provisions described in this joint proxy statement/prospectus. Both the issuance of this amount of new shares and the subsequent sales of these shares may cause the market price of ERI common stock to decline.

Following the consummation of the Merger, investors in the combined company will own an institution with different financial and other characteristics than either ERI or Caesars on a standalone basis.

Following the consummation of the Merger, current stockholders of ERI and Caesars will become stockholders in a combined company that will have different financial and other characteristics than either company had on a standalone basis prior to the Merger. For example, the Merger will result in a combined company with higher dollar amounts of total assets, outstanding debt, interest expense, rent obligations under leases and goodwill compared to the amounts currently existing for each of them individually. If ERI is unable to successfully combine the businesses of ERI and Caesars, ERI’s future earnings may be adversely affected, which in turn could adversely impact the amount of capital of the combined company following the Merger.

ERI’s ability to use Caesars’ net operating loss carryforwards that are not utilized in connection with the Merger may become limited as a result of the Merger.

As of December 31, 2018, Caesars reported approximately $2.6 billion of net operating loss (“NOL”) carryforwards for U.S. federal income tax purposes. Certain transactions relating to the Merger are expected to give rise to taxable income for Caesars, which income is expected to be offset by the NOL carryforwards, reducing the amount of Caesars’ NOL carryforwards available to offset future taxable income. Additionally, under Section 382 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs (and certain other tax attributes) to offset its post-change income may be limited. In the event the Merger causes an ownership change with respect to Caesars on the effective date of the Merger, Section 382 of the Code would apply to limit ERI’s use of any NOLs remaining after the effective date of the Merger. In addition, if there is an ownership change of Caesars as a result of the Merger and recently proposed regulations are finalized before the Merger is consummated, the combined company’s ability to utilize Caesars’ NOLs may be more severely limited than would be the case under existing rules.

Risks Relating to Caesars

Caesars is, and will continue to be, subject to the risks described in Part I, Item 1A in Caesars’ Annual Report on Form 10-K for the year ended December 31, 2018 and in Part II, Item 1A of Caesars’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which are incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 270 for the location of the Caesars information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to ERI

ERI is, and will continue to be, subject to the risks described in Part I, Item 1A in ERI’s Annual Report on Form 10-K for the year ended December 31, 2018 and in Part II, Item 1A of ERI’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which are incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 270 for the location of the ERI information incorporated by reference into this joint proxy statement/prospectus.

THE COMPANIES

ERI and Merger Sub

ERI is a geographically diversified gaming and hospitality company with twenty-six gaming facilities in twelve U.S. states as of the date of this joint proxy statement/prospectus. ERI’s properties, which are located in Ohio, Louisiana, Nevada, New Jersey, West Virginia, Colorado, Florida, Iowa, Mississippi, Illinois, Indiana and Missouri, feature approximately 28,000 slot machines and video lottery terminals, approximately 750 table games and approximately 12,600 hotel rooms. ERI’s primary source of revenue is generated by gaming operations, and ERI utilizes its hotels, restaurants, bars, entertainment, racing, retail shops and other services to attract customers to its properties. ERI was founded in 1973 in Reno, Nevada as a family business by the Carano family. ERI has been publicly traded since September 22, 2014 and its common stock currently trades on NASDAQ under the symbol “ERI.”

ERI’s principal executive offices are located at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501 and the telephone number at that location is (775) 328-0100.

Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of ERI. Merger Sub was incorporated on June 20, 2019 solely for the purpose of effecting the Merger pursuant to the Merger Agreement. Merger Sub has not carried on any activities other than in connection with the Merger.

Additional information about ERI and its subsidiaries is included in the ERI documents incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 270.

Caesars

Caesars is primarily a holding company with no independent operations of its own. Caesars operates its business primarily through its wholly owned subsidiaries CEOC LLC and CRC. Caesars operates a total of fifty-four properties in fourteen U.S. states and five countries outside of the United States, including fifty casino properties. Nine casinos are in Las Vegas, which represented 45% of net revenues for the six months ended June 30, 2019.

Caesars began operations in 1937 and its common stock currently trades on NASDAQ under the symbol “CZR.”

Caesars’ principal executive offices are located at One Caesars Palace Drive, Las Vegas, Nevada 89109 and the telephone number at that location is (702) 407-6000.

Additional information about Caesars and Caesars’ subsidiaries is included in the Caesars documents incorporated by reference into this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 270.

Material Contracts Between ERI and Caesars

On April 15, 2018, ERI entered into a definitive agreement to acquire Tropicana Entertainment, Inc., an entity that was at that time affiliated with the Caesars Significant Stockholder, in a cash transaction valued at $1.9 billion. The transaction was consummated on October 1, 2018. At the closing of such transaction, a subsidiary of ERI merged into Tropicana Entertainment, Inc. and Tropicana Entertainment, Inc. became a wholly owned subsidiary of ERI.

Except as set forth in this joint proxy statement/prospectus and related to the Merger Agreement or the Merger or contemplated by the Merger Agreement, neither ERI nor any of ERI’s affiliates, including Merger Sub, has any past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions with Caesars or Caesars’ affiliates since January 1, 2016, including with respect to: (a) a merger, consolidation or acquisition; (b) a tender offer or other acquisition of securities; (c) an election of directors; or (d) a sale or other transfer of a material amount of assets.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ERI

The following table sets forth selected historical consolidated financial information for ERI and its subsidiaries as of and for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014 and for the six months ended June 30, 2019 and 2018. The statement of operations data for each of the three fiscal years ended December 31, 2018, 2017 and 2016, and balance sheet data as of December 31, 2018 and 2017 have been obtained from ERI’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus. Financial statements not incorporated by reference into this joint proxy statement/prospectus include (i) statement of operations data for the fiscal year ended December 31, 2015 and balance sheet data as of December 31, 2016, which have been obtained from audited consolidated financial statements included in Exhibit 99.1 of ERI’s Current Report on Form 8-K filed on September 6, 2018 recasting information presented in certain sections of the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 for the adoption of Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), (ii) balance sheet data as of December 31, 2015 obtained from consolidated financial statements which were recast for the adoption of ASU 2014-09, and (iii) statement of operations data for the fiscal year ended December 31, 2014 and balance sheet data as of December 31, 2014 obtained from consolidated financial statements which were not recast for the adoption of ASU 2014-09. ERI’s statement of operations data for the six months ended June 30, 2019 and 2018 and the balance sheet data as of June 30, 2019 have been obtained from ERI’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the six months ended June 30, 2019, which is incorporated by reference into this joint proxy statement/prospectus. In 2019, ERI adopted ASU 2016-02, Leases (Topic 842), and all related amendments. In the opinion of ERI’s management, the unaudited consolidated financial data include all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair statement of the financial positions and the results of operations for these periods.

The information set forth below should be read in conjunction with ERI’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in ERI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and included in ERI’s Quarterly Report on Form 10-Q for the six months ended June 30, 2019, which are incorporated by reference into this joint proxy statement/prospectus. For additional information on documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 270.

	Six months ended June 30,		Year ended December 31,
	2019	2018	2018(1)	2017(2)	2016	2015(3)	2014(4)
	(unaudited)
	(dollars in thousands, except operating data)
Consolidated Statement of Operations Data:
Revenues:
Casino and pari-mutuel commissions	$927,848	$692,248	$1,553,391	$1,099,027	$600,015	$551,600	$300,834
Food and beverage	150,637	106,491	247,332	198,246	155,217	102,821	68,233
Hotel	143,175	69,667	183,798	133,338	100,462	43,894	28,007
Other	51,284	28,588	71,486	50,187	44,771	26,030	13,198
Less promotional allowances	—	—	—	—	—	—	(48,449)

Net revenues	1,272,944	896,994	2,056,007	1,480,798	900,465	724,345	361,823

Expenses:
Casino and pari-mutuel commissions	413,546	339,496	749,289	561,089	352,220	330,589	170,203
Food and beverage	119,882	89,546	202,618	169,848	122,598	84,567	37,411
Hotel	48,786	26,201	65,009	50,575	41,212	17,993	8,536

	Six months ended June 30,		Year ended December 31,
	2019	2018	2018(1)	2017(2)	2016	2015(3)	2014(4)
	(unaudited)
	(dollars in thousands, except operating data)
Other	21,972	15,715	38,676	32,156	30,776	17,475	9,348
Marketing and promotions	64,381	43,133	106,161	83,174	40,890	31,356	21,982
General and administrative	237,319	147,947	349,598	241,037	130,720	97,356	58,738
Corporate	37,805	23,801	46,632	30,739	19,880	16,469	4,617
Impairment charges	958	9,815	13,602	38,016	—	—	—
Depreciation and amortization	114,290	63,444	157,429	105,891	63,449	56,921	28,643

Operating expenses	1,058,939	759,098	1,729,014	1,312,525	801,745	652,726	339,478

Gain (loss) on sale or disposition of property	21,952	(283)	(835)	(319)	(836)	(6)	(84)
Proceeds from terminated sale	—	—	5,000	20,000	—	—	—
Transaction expenses	(9,186)	(5,952)	(20,842)	(92,777)	(9,184)	(2,452)	(7,411)
Equity in (loss) income of unconsolidated affiliates(5)	(617)	(53)	(213)	(367)	—	3,460	2,705

Operating income	226,154	131,608	310,103	94,810	88,700	72,621	17,555

Other income (expense):
Interest expense, net	(145,308)	(62,656)	(171,732)	(99,769)	(50,917)	(61,558)	(30,734)
Gain on valuation of unconsolidated affiliate	—	—	—	—	—	35,582	—
Gain on termination of supplemental executive retirement plan	—	—	—	—	—	—	715
Loss on early retirement of debt, net	—	—	(162)	(38,430)	(155)	(1,937)	—
Other non-operating expense	(2,858)	—	(2,587)	—	—	—	(90)

Total other expense	(148,166)	(62,656)	(174,481)	(138,199)	(51,072)	(27,913)	(30,109)

Net income (loss) before income taxes(6)	77,988	68,952	135,622	(43,389)	37,628	44,708	(12,554)
(Provision) benefit for income taxes	(20,823)	(11,301)	(40,387)	116,769	(13,101)	69,538	(1,768)

Net income (loss)	$57,165	$57,651	$95,235	$73,380	$24,527	$114,246	$(14,322)

	Six months ended June 30,		Year ended December 31,
	2019	2018	2018(1)	2017(2)	2016	2015(3)	2014(4)
	(unaudited)
	(dollars in thousands, except operating data)
Operating Data(7):
Number of hotel rooms(8)	12,712	7,143	12,594	7,170	4,853	4,853	1,571
Number of slot machines(8)	26,650	21,081	29,813	21,129	9,746	10,281	8,665
Number of table games(8)	605	462	705	484	256	263	177

	As of June 30,	As of December 31,
	2019	2018(1)	2017(2)	2016	2015(3)	2014(4)
	(unaudited)
	(dollars in thousands, except operating data)
Cash and cash equivalents	$183,139	$230,752	$134,596	$61,029	$78,278	$87,604
Total assets	6,082,002	5,911,462	3,546,472	1,294,044	1,325,008	1,171,559
Total debt	3,018,784	3,261,735	2,190,193	800,426	866,237	775,091
Stockholders’ equity	1,085,519	1,029,153	941,597	295,969	268,460	151,622

(1)

On August 7, 2018, ERI completed its acquisition of the Elgin Riverboat Resort – Riverboat Casino d/b/a Grand Victoria Casino (“Elgin”) for total purchase consideration of $328.8 million. On October 1, 2018, ERI completed its acquisition of Tropicana Entertainment, Inc. (“Tropicana”) for total purchase consideration of $927.3 million.

(2)

On May 1, 2017, ERI completed its acquisition (the “Isle Acquisition”) of Isle of Capri Casinos, Inc. (“Isle”). As a result of the Isle Acquisition, Isle became a wholly owned subsidiary of ERI and, at the effective time of the Isle Acquisition, each outstanding share of Isle common stock converted into the right to receive $23.00 in cash or 1.638 shares of ERI common stock, at the election of the applicable Isle shareholder and subject to proration such that the outstanding shares of Isle common stock were exchanged for aggregate consideration comprised of 58% cash, or $552.0 million, and 42% ERI common stock, or 28.5 million newly issued shares of ERI common stock. The total purchase consideration was $1.93 billion.

(3)

On November 24, 2015, ERI acquired all of the assets and properties of Circus Reno and the 50% membership interest in the Silver Legacy Joint Venture owned by Galleon, Inc. (the “Reno Acquisition”). The total purchase consideration was $223.6 million. Following the consummation of the Reno Acquisition, the Silver Legacy Joint Venture became a wholly owned indirect subsidiary of ERI.

(4)

On September 19, 2014, a wholly-owned subsidiary of ERI merged into Eldorado Holdco LLC, the parent of Eldorado Resorts LLC and MTR Gaming (the “MTR Merger”). Effective upon the MTR Merger, Eldorado Holdco LLC, Eldorado Resorts LLC and MTR Gaming became wholly-owned subsidiaries of ERI.

(5)

In September 2018, ERI entered into a 25-year agreement, which became effective in January 2019, with William Hill PLC and William Hill US, its U.S. subsidiary (together, “William Hill”), pursuant to which ERI received a 20% ownership interest in William Hill US. Additionally, ERI receives a profit share from the operations of betting and other gaming activities associated with ERI’s properties. In April 2018, ERI entered into a joint venture with Cordish Companies (“Cordish”) to master plan and develop a mixed-use entertainment and hospitality destination expected to be located on unused land adjacent to the casino and racetrack at our Pompano property. Based on ERI’s 50% variable interest in the joint venture, ERI participates evenly with Cordish in the profits and losses of the joint venture. ERI holds a 42.1% variable interest in a partnership (the “Hampton Partnership”) with other investors that developed a new 118-room Hampton Inn & Suites hotel at Scioto Downs that opened in March 2017. Equity in income of unconsolidated affiliates subsequent to March 2017 represents ERI’s 42.1% variable interest in the Hampton Partnership. Equity in income of unconsolidated affiliates prior to November 24, 2015 represents ERI’s 48.1% joint venture interest in the Silver Legacy Joint Venture.

(6)

Prior to September 19, 2014, ERI was taxed as a partnership under the Code pursuant to which income taxes were primarily the responsibility of the partners. On September 18, 2014, as part of the MTR Merger, ERI became a C corporation subject to the federal and state corporate-level income taxes at prevailing corporate tax rates. While taxed as a partnership, ERI was not subject to federal income tax liability but made distributions to ERI’s equity holders to cover such liabilities.

(7)

Excludes the operating data of (a) the properties owned by Tropicana prior to October 1, 2018, (b) Elgin prior to August 7, 2018, (c) the properties owned by Isle prior to May 1, 2017, (d) Silver Legacy and Circus Reno prior to November 24, 2015, and (e) the properties owned by MTR Gaming prior to September 19, 2014, for each period presented.

(8)	As of the end of each period presented. Total table games does not include poker games, and total slot machines includes video lottery terminals and e-tables.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CAESARS

The following table sets forth selected historical consolidated financial information for Caesars and Caesars’ subsidiaries as of and for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014 and for the six months ended June 30, 2019 and 2018. The statement of operations data for each of the three fiscal years ended December 31, 2018, 2017 and 2016, and balance sheet data as of December 31, 2018 and 2017 have been obtained from Caesars’ audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus. Financial statements not incorporated by reference into this joint proxy statement/prospectus include (i) statement of operations data for the fiscal year ended December 31, 2015 and balance sheet data as of December 31, 2016, which have been obtained from audited consolidated financial statements included in Exhibit 99.1 of Caesars’ Current Report on Form 8-K filed on June 1, 2018 recasting information presented in certain sections of the Annual Report on Form 10-K for the fiscal year ended December 31, 2017 for the adoption of ASU 2014-09, Revenue from Contracts with Customers, (ii) balance sheet data as of December 31, 2015 obtained from consolidated financial statements which were recast for the adoption of ASU 2014-09, and (iii) statement of operations data for the fiscal year ended December 31, 2014 and balance sheet data as of December 31, 2014 obtained from consolidated financial statements which were not recast for the adoption of ASU 2014-09. The statement of operations data for the six months ended June 30, 2019 and 2018 and the balance sheet data as of June 30, 2019 have been obtained from Caesars’ unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the six months ended June 30, 2019, which is incorporated by reference into this joint proxy statement/prospectus. In the opinion of Caesars’ management, the unaudited consolidated financial data include all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair statement of the financial positions and the results of operations for these periods.

The information set forth below should be read in conjunction with Caesars’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Caesars’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and included in Caesars’ Quarterly Report on Form 10-Q for the six months ended June 30, 2019, which are incorporated by reference into this joint proxy statement/prospectus. For additional information on documents incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 270.

	Six months ended June 30,		Year ended December 31,
	2019	2018	2018	2017(2)	2016	2015(3)	2014(4)
	(unaudited)						(unaudited)
OPERATING DATA	(dollars in millions, except per share data)
Net revenues	$4,337	$4,091	$8,391	$4,868	$3,877	$3,957	$7,967
Impairment of goodwill	—	—	43	—	—	—	695
Impairment of tangible and other intangible assets	50	—	35	—	—	—	299
Income/(loss) from operations	509	407	739	537	226	318	(580)
Interest expense	(692)	(664)	(1,346)	(773)	(599)	(683)	(2,669)
Gain on deconsolidation of subsidiaries	—	—	—	31	—	7,125	—
Restructuring and support expenses	—	—	—	(2,028)	(5,729)	(1,017)	—
Loss on extinguishment of debt	—	—	(1)	(232)	—	—	(96)
Other income/(loss)	(439)	229	791	95	(29)	7	1
Income/(loss) from continuing operations, net of income taxes	(533)	(5)	304	(375)	(6,458)	5,856	(2,995)
Discontinued operations, net of income taxes(5)	—	—	—	—	3,380	155	(143)
Net income/(loss)	(533)	(5)	304	(375)	(3,078)	6,011	(3,138)
Net income/(loss) attributable to Caesars	(532)	(5)	303	(368)	(3,049)	6,012	(2,941)

	Six months ended June 30,		Year ended December 31,
	2019	2018	2018	2017(2)	2016	2015(3)	2014(4)
	(unaudited)						(unaudited)

COMMON STOCK DATA	(dollars in millions, except per share data)
Basic earnings/(loss) per share from:
Continuing operations	$(0.79)	$(0.01)	$0.44	$(1.32)	$(43.96)	$40.44	$(19.64)
Discontinued operations(5)	—	—	—	—	23.11	1.07	(1.00)

Net income/(loss)	$(0.79)	$(0.01)	$0.44	$(1.32)	$(20.85)	$41.51	$(20.64)

Diluted earnings/(loss) per share from:
Continuing operations	$(0.79)	$(0.01)	$0.41	$(1.32)	$(43.96)	$39.83	$(19.64)
Discontinued operations(5)	—	—	—	—	23.11	1.06	(1.00)

Net income/(loss)	$(0.79)	$(0.01)	$0.41	$(1.32)	$(20.85)	$40.89	$(20.64)

	As of June 30,	As of December 31,
	2019(1)	2018	2017(2)	2016	2015(3)	2014(4)
	(unaudited)				(unaudited)
FINANCIAL POSITION DATA	(dollars in millions)
Total assets	$26,136	$25,775	$25,436	$14,936	$12,251	$23,368
Current portion of long-term debt	64	164	64	89	187	15,779
Long-term debt	8,776	8,801	8,849	6,749	6,777	7,230
Current portion of financing obligations(6)	22	20	9	—	—	—
Financing obligations(6)	10,017	10,057	9,355	—	—	—
Noncontrolling interests(7)	83	88	71	53	80	(809)
Stockholders’ equity/(deficit)	2,725	3,250	3,226	(1,660)	1,962	(4,140)

(1)	In 2019, Caesars adopted Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), and all related amendments.
(2)

2017 reflects the consolidation of Caesars Entertainment Operating Company, Inc.’s (“CEOC”) successor operating company subsequent to October 6, 2017 upon CEOC’s and certain of its U.S. subsidiaries’ (collectively, the “Debtors”) emergence from bankruptcy.

(3)	2015 reflects the deconsolidation of CEOC as of January 15, 2015 when the Debtors voluntarily filed for reorganization.
(4)

2014 financial information has not been recast for Caesars’ adoption of ASU 2014-09, Revenue from Contracts with Customers, and therefore, is not comparable to the 2015 through June 30, 2019 financial information.

(5)

2016 reflects the discontinued operations classification of Caesars Interactive Entertainment’s social and mobile games business (the “SMG Business”) effective beginning in the third quarter of 2016 as a result of the sale of the SMG Business on September 23, 2016.

(6)	Includes leases of certain real property assets from VICI and/or its subsidiaries.
(7)	The decrease in 2014 was primarily due to the sale and grant of CEOC shares in May 2014, which reduced Caesars’ ownership to approximately 89%.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial information (“Unaudited Pro Forma Financial Statements”) included herein present the unaudited pro forma condensed combined balance sheet (“Unaudited Pro Forma Balance Sheet”) and the unaudited pro forma condensed combined statements of operations (“Unaudited Pro Forma Statement of Operations”) based upon the combined audited and unaudited historical financial statements of ERI, Caesars, Tropicana (acquisition consummated October 1, 2018) and Elgin (acquisition consummated August 7, 2018), after giving effect to the Merger, the Tropicana Acquisition (as defined below), the Elgin Acquisition (as defined below), the GLPI Master Lease (consummated October 1, 2018), the VICI Master Transaction (as defined below), ERI Financing Transactions (as defined below), ERI Dispositions (as defined below) (together the “Combined Transactions”), and the adjustments described in the accompanying notes.

Basis for Historical Information

The Unaudited Pro Forma Financial Statements have been prepared by management for illustrative purposes only and do not purport to represent what the results of operations, balance sheet data or other financial information of ERI would have been if the Combined Transactions had occurred as of the dates indicated or what such results will be for any future periods. The pro forma adjustments are based on the preliminary assumptions and information available at the time of the preparation of this report. The historical financial information has been adjusted to give effect to pro forma events that are: (1) directly attributable to the Combined Transactions, (2) factually supportable, and (3) with respect to the Unaudited Pro Forma Statement of Operations, expected to have a continuing impact on the combined results of ERI. As such, the Unaudited Pro Forma Statement of Operations for the six months ended June 30, 2019 and for the year ended December 31, 2018 do not reflect non-recurring charges that will be incurred in connection with the Combined Transactions. The Unaudited Pro Forma Statement of Operations also do not reflect any potential divestitures that may occur prior to, or subsequent to, the consummation of the Merger (other than those expressly described above), cost savings from potential operating efficiencies or associated costs to achieve such savings or synergies that are expected to result from the Combined Transactions, nor does it include any costs associated with restructuring or integration activities resulting from the Combined Transactions, as they are currently not known, and, to the extent they arise, they are expected to be non-recurring and will not have been incurred at the closing date of the Combined Transactions. However, such costs could affect the combined company following the Combined Transactions in the period the costs are incurred. Further, the Unaudited Pro Forma Financial Statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the Combined Transactions.

Acquisitions

The Merger

On June 24, 2019, ERI entered into the Merger Agreement with Caesars and Merger Sub pursuant to which Merger Sub will merge with and into Caesars, with Caesars continuing as the surviving corporation and a direct wholly owned subsidiary of ERI. Based on the terms and subject to the conditions set forth in the Merger Agreement, the aggregate consideration payable by ERI in respect of outstanding shares of common stock of Caesars will be (a) an amount of cash equal to (i) the sum of (A) $8.40 plus (B) if applicable closing conditions set forth in the Merger Agreement are not satisfied by March 25, 2020, an amount equal to $0.003333 for each day (provided that such amount will not be payable if the waiting period under the HSR Act has expired or been terminated but (to the extent required) the consents of the holders of Caesars’ 5.00% convertible senior notes due 2024 have not been obtained) from March 25, 2020 until the Closing Date, multiplied by (ii) the Aggregate Caesars Share Amount and (b) a number of shares of common stock of ERI equal to the Aggregate ERI Share Amount. Following the consummation of the Merger, it is expected that ERI stockholders, on the one hand, and former Caesars stockholders and holders of Caesars convertible notes (assuming that all Caesars convertible notes are converted immediately following consummation of the Merger into $8.40 in cash and 0.0899 shares of ERI common stock for each share of Caesars common stock into which such Caesars convertible notes were convertible immediately prior to the Merger), on the other hand, will hold approximately 51% and 49%, respectively, of the company’s outstanding shares of common stock. Based on the terms of the indenture governing the Caesars convertible notes (see “Note 2—Calculation of Purchase Consideration” under “Unaudited Pro Forma Condensed Combined Financial Statements”), the mix of cash and ERI common stock payable upon conversion of the Caesars convertible notes will likely differ from the assumed amounts.

Pursuant to the Merger Agreement, the outstanding equity awards of Caesars will generally be treated as follows:

Stock options: Each Vested Caesars Stock Option that has a per share exercise price less than the Cash Election Consideration will, as of the Effective Time, be converted into the right to receive an amount in cash equal to the product of (a) the number of “net shares” of Caesars common stock applicable to such Vested Caesars Stock Option (after taking into account the exercise price applicable to such option) and (b) the Cash Election Consideration and will be cancelled as of the Effective Time.

Performance-based stock options are expected to be cancelled in connection with the consummation of the Merger.

Each Continuing Caesars Stock Option will (a) cease to represent an option or right to acquire shares of Caesars common stock and (b) be converted into an option or right to purchase shares of ERI common stock on the same terms and conditions as were applicable to such option immediately prior to the Effective Time. The number of shares, the exercise price per share of ERI common stock, and any other rights of a holder of a converted Continuing Caesars Stock Option will be determined based on a formula set forth in the Merger Agreement intended to preserve the intrinsic value of each Continuing Caesars Stock Option.

Performance Based Units: Each Caesars EBITDA PSU will, as of the Effective Time, be converted into the right to receive the Cash Election Consideration. The number of Caesars EBITDA PSUs will be based on actual performance achieved (measured through the end of the month immediately prior to the Effective Time, as proportionately extrapolated through the remainder of the applicable performance period), with respect to Caesars EBITDA PSUs that are eligible to vest in respect of the year in which the Closing occurs, and will be based on target level achievement with respect to Caesars EBITDA PSUs eligible to vest in respect of full performance periods commencing after the Closing Date.

Restricted Stock Units (“RSU”) and Market-Based Performance Stock Units (“PSU”): Each (1) Caesars Time-Based RSU and (2) each Caesars Market-Based PSU will, as of the Effective Time, (a) be converted into a number of time-based restricted stock units or market-based performance stock units, as applicable, in respect of shares of ERI common stock in an amount equal to a number of shares of ERI common stock equal to (i) the Per Share Amount divided by (ii) the ERI Common Stock volume weighted average price (“VWAP”) (with aggregated fractional shares rounded to the nearest whole share), and (b) remain subject to the same terms and conditions as were applicable to such Caesars Time-Based RSU and Caesars Market-Based PSU immediately prior to the Effective Time. The stock or market-based goals applicable to the Caesars Market-Based PSUs that convert into market-based performance stock units in respect of shares of ERI will be adjusted accordingly.

The Tropicana Acquisition

On October 1, 2018, ERI completed its acquisition of Tropicana (the “Tropicana Acquisition”) in a cash transaction valued at $1,900 million. Immediately prior to such merger, Tropicana sold Tropicana Aruba Resort and Casino and Gaming and Leisure Properties, Inc. (“GLPI”) acquired substantially all of Tropicana’s real estate, other than the real estate underlying MontBleu Casino Resort & Spa (“MontBleu”) and Lumière Place Casino (“Lumière”), for approximately $964 million and ERI acquired Tropicana’s operations and certain real estate for $927 million. Substantially concurrently with the acquisition of the real estate portfolio by GLPI, ERI also entered into a triple net master lease with GLPI (the “GLPI Master Lease”). ERI funded the purchase of the real estate underlying Lumière with the proceeds of a $246 million loan and funded the remaining consideration payable with cash on hand at ERI and Tropicana, borrowings under ERI’s revolving credit facility and proceeds from ERI’s offering of $600 million in aggregate principal amount of 6% senior notes due 2026.

The Elgin Acquisition

On August 7, 2018, ERI completed its acquisition of Elgin (the “Elgin Acquisition” and together with the Merger and the Tropicana Acquisition, the “Acquisitions”). ERI purchased Elgin for $328 million plus a $1 million working capital adjustment. The Elgin Acquisition was financed using cash on hand and borrowings under ERI’s revolving credit facility.

VICI Master Transaction

In connection with the execution of the Merger Agreement, on June 24, 2019, ERI entered into the Master Transaction Agreement with VICI (the “VICI Master Transaction”), pursuant to which, among other things, ERI has agreed, subject to the consummation of the Merger and the other applicable conditions set forth therein and in any related documents, (i) through one or more of its subsidiaries (after giving effect to the Merger) to consummate one or more sale and leaseback transactions with VICI and/or its affiliates with respect to certain property described in the Master Transaction Agreement, including Harrah’s New Orleans, Harrah’s Laughlin and Harrah’s Atlantic City (or, under certain circumstances, if necessary, certain replacement properties specified in the Master Transaction Agreement), (ii) through one or more of its subsidiaries (after giving effect to the Merger) to amend the CPLV Lease, the Non-CPLV Lease and the Joliet Lease (each as defined in the Master Transaction Agreement) in accordance with the terms of the Master Transaction Agreement and receive certain consideration from VICI or its affiliates in respect thereof, (iii) to provide a guaranty in respect of each of the CPLV Lease, the Non-CPLV Lease and the Joliet Lease in accordance with the terms of the Master Transaction Agreement, (iv) to enter into (or cause its applicable subsidiaries (after giving effect to the Merger) to enter into) certain right of first refusal agreements and a put-call right agreement in accordance with the terms of the Master Transaction Agreement and (v) to undertake certain related transactions in connection with or related to the foregoing. ERI expects to apply the proceeds of the VICI transactions to pay a portion of the cash consideration payable in the Merger and transaction expenses associated with the Merger and related transactions. See Note 3(g) for a more detailed description of the VICI transactions and the cash proceeds therefrom.

GLPI Master Lease

The GLPI Master Lease entered into in conjunction with the Tropicana Acquisition on October 1, 2018 was accounted for as a financing obligation equal to the fair value of the leased real estate assets acquired in purchase accounting. The fair value of the real estate assets and the financing obligation was estimated based on the present value of the estimated future lease payments over the lease term of 35 years, including renewal options, using an imputed discount rate of approximately 10.2%. The value of the financing obligation is dependent upon assumptions regarding the amount of the lease payments and the estimated discount rate of the lease payments required by a market participant.

The GLPI Master Lease provides for the lease of land, buildings, structures and other improvements on the land (including barges and riverboats), easements and similar appurtenances to the land and improvements relating to the operation of the leased properties. The GLPI Master Lease provides for an initial term of fifteen years with no purchase option. At ERI’s option, the GLPI Master Lease may be extended for up to four five-year renewal terms beyond the initial 15-year term. If ERI elects to renew the term of the GLPI Master Lease, the renewal will be effective as to all, but not less than all, of the leased property then subject to the GLPI Master Lease. ERI does not have the ability to terminate its obligations under the GLPI Master Lease prior to its expiration without GLPI’s consent.

The rent payable under the GLPI Master Lease is comprised of “base rent” and “percentage rent.” Base rent is the sum of:

•

Building Base Rent: a fixed component equal to $61 million during the first year of the GLPI Master Lease, and thereafter escalated annually by 2%, subject to a cap that would cause the preceding year’s adjusted revenue to rent ratio for the properties in the aggregate not to fall below 1.20:1.00 for the first five years of the GLPI Master Lease and 1.80:1.00 thereafter; plus

•	Land Base Rent: an additional fixed component equal to $13 million, subject to adjustment in the event of the termination of the GLPI Master Lease with respect to any of the leased properties.

The percentage rent payable under the GLPI Master Lease is adjusted every two years based on the actual net revenues of the leased properties during the two-year period then ended. The initial variable rent, which is fixed for the first two years, is $13 million per year. The actual percentage increase is based on actual performance and is subject to change.

The initial annual rent under the terms of the lease is approximately $88 million.

Under the GLPI Master Lease, ERI is required to pay the following, among other things: lease payments to the underlying ground lessor for properties that are subject to ground leases, facility maintenance costs, all insurance premiums for insurance with respect to the leased properties and the business conducted on the leased properties, taxes levied on or with respect to the leased properties (other than taxes on the income of the lessor) and all utilities and other services necessary or appropriate for the leased properties and the business conducted on the leased properties.

The estimated future lease payments include the minimum lease payments and were adjusted to reflect estimated lease payments as described in the agreements, including an annual escalator of up to 2%.

ERI Financing Transactions

Caesars Financing

In connection with the execution of the Merger Agreement, on June 24, 2019, ERI entered into a debt financing commitment letter pursuant to which the lenders party thereto have committed to arrange and provide (i) ERI with: (a) a $1,000 million senior secured revolving credit facility, (b) a $3,000 million senior secured term loan B facility, (c) a $3,600 million senior secured 364-day bridge facility and (d) a $1,800 million senior unsecured bridge loan facility and (ii) a subsidiary of Caesars with a $2,400 million senior secured incremental term loan B facility (collectively, the “Debt Financing”). The proceeds of the Debt Financing may be used to pay all or a portion of the cash consideration payable in the Merger, to refinance all of ERI’s existing syndicated bank credit facilities and outstanding senior notes, to refinance certain of Caesars’ and its subsidiaries’ existing debt, to pay transaction fees and expenses related to the Merger and related transactions and for working capital and general corporate purposes. The availability of the borrowings under this debt financing is subject to the satisfaction of certain customary conditions including the substantially concurrent closing of the Merger. Since the terms of new debt are preliminary, ERI has assumed that the refinancing of its existing debt will be accounted for as a debt extinguishment.

Tropicana Financing

In connection with the Tropicana Acquisition on October 1, 2018, ERI completed a debt financing transaction (the “Tropicana Financing”) comprised of $600 million aggregate principal amount of 6.0% senior unsecured notes due 2026. The proceeds of such borrowings were used to pay the cash consideration payable in the Tropicana Acquisition and pay transaction fees and expenses related to the foregoing. Additionally, substantially concurrent with the consummation of the Tropicana Acquisition, ERI amended its credit facility to increase its revolving credit facility from $300 million to approximately $500 million and extend the maturity of the revolving credit facility from April 2022 to October 1, 2023, the fifth anniversary following the consummation of the Tropicana Acquisition.

Lumière Financing

ERI borrowed $246 million from GLPI (the “Lumière Loan” and together with the Debt Financing and the Tropicana Financing, the “ERI Financing Transactions”) to fund the purchase price of the real estate underlying Lumière. The Lumière Loan bears interest at a rate equal to (i) 9.09% until October 1, 2019 and (ii) 9.27% until October 1, 2020, and matures on October 1, 2020. The Lumière Loan is secured by a first priority mortgage on the Lumière real property until October 1, 2019. In connection with the issuance of the Lumière Loan, ERI agreed to use its commercially reasonable efforts to transfer one or more of the Grand Victoria Casino, Isle Casino Bettendorf, Isle Casino Hotel Waterloo, Isle of Capri Lula, Lady Luck Casino Vicksburg and Mountaineer Casino, Racetrack and Resort or such other property or properties mutually acceptable to us and GLPI, provided that the aggregate value of such property, individually or collectively, is at least $246 million (the “Replacement Property”), to GLPI with a simultaneous leaseback to ERI of such Replacement Property. In connection with such Replacement Property sale, ERI and GLPI will enter into an amendment to the GLPI Master Lease to revise the economic terms to include the Replacement Property, GLPI, or one of its affiliates, will assume the Lumière Loan and Tropicana St. Louis RE LLC’s obligations under the Lumière Loan in consideration of the acquisition of the Replacement Property and ERI’s obligations under the Lumière Loan will be deemed to have been satisfied, the Lumière Real Property will be released from the lien placed on it in connection with the Lumière Loan (if such lien has not yet been released in accordance with the terms of the Lumière Loan) and in the event the value of the Replacement Property is greater than the outstanding obligations under the Lumière Loan, GLPI will pay ERI the difference between the value of the Replacement Property and the amount of outstanding obligations under the Lumière Loan. If such Replacement Property transaction is not consummated prior to the maturity date of the Lumière Loan, other than as a result of certain failures to perform by GLPI, then the amounts outstanding under the Lumiere Loan are required to be paid in full on the maturity date thereof and the rent under the GLPI Master Lease will automatically increase, subject to certain escalations.

ERI Dispositions

Twin River Worldwide Holdings, Inc.

On July 10, 2019, ERI entered into definitive agreements to sell the equity interests of Rainbow Casino Vicksburg Partnership, L.P. and IOC-Kansas City, L.L.C., the entities that hold Isle of Capri Casino Kansas City and Lady Luck Casino Vicksburg, to Twin River Worldwide Holdings, Inc. (the “Twin River Sale”) for approximately $230 million, subject to a working capital adjustment.

The definitive agreement provides that the consummation of the sale is subject to satisfaction of customary conditions, including receipt of required regulatory approvals. The transaction is expected to close in early 2020.

Century Casinos, Inc. and VICI Properties, Inc.

On June 17, 2019, ERI entered into definitive agreements to sell the real property relating to Mountaineer, Cape Girardeau, and Caruthersville to VICI for approximately $278 million and, immediately following the consummation of the sale such real property, sell all of the outstanding equity interests of Mountaineer Park, Inc., IOC-Caruthersville, LLC and IOC-Cape Girardeau, LLC to Century Casinos, Inc. (the “Century Sale”) for approximately $107 million, subject to a working capital adjustment.

The definitive agreement provides that the consummation of the sale is subject to satisfaction of customary conditions, including receipt of required regulatory approvals. The transaction is expected to close in early 2020.

Churchill Downs Incorporated

On February 28, 2018, ERI entered into definitive agreements to sell substantially all of the assets and liabilities of Presque Isle Downs to Churchill Downs Incorporated (“CDI”). Under the terms of the agreements, CDI agreed to purchase Presque Isle Downs for approximately $179 million (the “Presque Isle Downs Sale”).

On August 10, 2018, ERI entered into a definitive agreement to sell substantially all of the assets and liabilities of Lady Luck Casino Nemacolin (“Nemacolin”) to CDI (the “Nemacolin Sale” and together with the Twin River Sale, the Century Sale and the Presque Isle Downs Sale, the “ERI Dispositions”). Under the terms of the agreement, CDI agreed to purchase Nemacolin for approximately $100,000, subject to a customary working capital adjustment. As a result of the agreement to sell Nemacolin, an impairment charge of $4 million was recorded in the third quarter of 2018 due to the carrying value of the net property and equipment being sold exceeding the estimated net sales proceeds.

The Presque Isle Downs Sale closed on January 11, 2019 resulting in a gain on sale of $22 million, net of final working capital adjustments, for the six months ended June 30, 2019. The sale of Nemacolin closed on March 8, 2019 resulting in a gain on sale of $100,000, net of final working capital adjustments, for the six months ended June 30, 2019.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2019

(Dollars in Millions)

	Historical		Pro Forma
	As of June 30, 2019		As of June 30, 2019				As of June 30, 2019
	ERI	Caesars	ERI Dispositions (Note 3(n))	Reclassification Adjustments (Note 4)	Pro Forma Adjustments (Note 3)		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$183	$1,520	$527	$—	$(1,572	) (a)	$658
Restricted cash and investments	25	120	—	—	—		145
Marketable securities	23	—	—	—	—		23
Accounts receivable, net	60	476	(1)	(22)	—		513
Due from affiliates	3	4	—	—	—		7
Inventories	19	36	—	—	—		55
Income taxes receivable	—	—	—	22	—		22
Prepayments and other current assets	40	247	(1)	(70)	—		216
Assets held for sale	350	—	(350)	53	—		53

Total current assets	703	2,403	175	(17)	(1,572)		1,692
Investment in and advances to unconsolidated affiliates	131	—	—	28	—		159
Property and equipment, net	2,714	15,892	(69)	—	(853	) (b),(g)	17,684
Gaming licenses and other intangibles, net	1,219	2,880	(93)	—	2,153	(c)	6,159
Goodwill	967	4,039	(48)	—	1,808	(d)	6,766
Other assets, net	347	851	(45)	50	838	(e),(g),(h)	2,041
Restricted cash	—	61	—	(61)	—		—
Deferred income taxes	—	10	—	—	—		10

Total assets	$6,081	$26,136	$(80)	$—	$2,374		$34,511

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$—	$64	$—	$—	$39	(e)	$103
Accounts payable	56	416	—	—	—		472
Accrued property, gaming and other taxes	50	—	(1)	177	—		226
Accrued payroll and related	75	—	(1)	426	—		500
Accrued interest	39	100	—	—	(52	) (e)	87
Income tax payable	18	—	—	1	—		19
Accrued other liabilities	131	1,309	(4)	(542)	(139	) (f),(h),(i)	755
Contract liabilities	—	184	—	—	—		184
Current portion of financing obligations	—	22	—	—	3	(g)	25
Liabilities related to assets held for sale	14	—	(14)	7	—		7

Total current liabilities	383	2,095	(20)	69	(149)		2,378
Long-term financing obligations	965	10,017	—	—	(34	) (g)	10,948
Long-term debt, less current portion	3,018	8,776	—	—	1,695	(e)	13,489
Deferred income taxes	192	621	—	—	800	(j)	1,613
Other long-term liabilities	437	1,819	(38)	(69)	21	(e),(g)	2,170

Total liabilities	4,995	23,328	(58)	—	2,333		30,598

	Historical		Pro Forma
	As of June 30, 2019		As of June 30, 2019				As of June 30, 2019
	ERI	Caesars	ERI Dispositions (Note 3(n))	Reclassification Adjustments (Note 4)	Pro Forma Adjustments (Note 3)		Pro Forma Combined
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock	—	7	—	—	(7	) (k)	—
Paid-in capital	752	14,196	—	—	(14,196	) (k)	3,902
					3,150	(l)
Retained earnings (accumulated deficit)	343	(10,904)	(22)	—	10,520	(m)	(63)
Treasury stock	(9)	(497)	—	—	497	(k)	(9)
Accumulated other comprehensive loss	—	(77)	—	—	77	(k)	—

Total stockholders’ equity	1,086	2,725	(22)	—	41		3,830

Noncontrolling interests	—	83	—	—	—		83

Total liabilities and stockholders’ equity	$6,081	$26,136	$(80)	$—	$2,374		$34,511

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE

YEAR ENDED DECEMBER 31, 2018

(Dollars in Millions, Except Share and Per Share Data)

	Pro Forma	Historical	Pro Forma
	Fiscal Year Ended December 31, 2018	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2018	Reclassification Adjustments (Note 4)	Pro Forma Adjustments (Note 3)		Fiscal Year Ended December 31, 2018
	ERI (Adjusted for acquisition of Tropicana and Elgin and disposition of PID and Nemacolin) (Note 3(r))	Caesars	ERI Dispositions (Note 3(n))				Pro Forma Combined
REVENUES:
Casino	$1,905	$4,247	$(268)	$12	$—		$5,896
Pari-mutuel commissions	15	—	(3)	(12)	—		—
Food and beverage	331	1,574	(20)	(5)	—		1,880
Hotel	303	1,519	(9)	—	—		1,813
Other	103	789	(7)	5	—		890
Management fees	—	60	—	—	—		60
Reimbursed management costs	—	202	—	—	—		202

Net revenues	2,657	8,391	(307)	—	—		10,741

EXPENSES:
Casino	856	2,393	(135)	74	—		3,188
Pari-mutuel commissions	14	—	(3)	(11)	—		—
Food and beverage	262	1,106	(17)	(7)	—		1,344
Hotel	107	480	(4)	—	—		583
Other	49	155	(2)	(92)	—		110
Marketing and promotions	169	—	(16)	(114)	—		39
General and administrative	491	—	(52)	(439)	—		—
Corporate	66	332	—	—	31	(o)	429
Impairment charges	11	—	(10)	79	—		80
Depreciation and amortization	219	1,145	(25)	—	(178	) (b),(c)	1,161
Property, general administrative, and other	—	1,761	—	537	99	(g),(h),(o)	2,397
Reimbursable management costs	—	202	—	—	—		202
Impairment of goodwill	—	43	—	(43)	—		—
Impairment of tangible and other intangible assets	—	35	—	(35)	—		—
Real estate tax settlement	(1)	—	—	—	—		(1)

Total operating expenses	2,243	7,652	(264)	(51)	(48)		9,532
Gain (loss) on sale of disposal of property and equipment	(1)	—	1	(18)	—		(18)
Proceeds from terminated sale	5	—	—	—	—		5
Transaction expenses	(21)	—	—	(38)	—		(59)

Operating income (loss)	397	739	(42)	(5)	48		1,137

	Pro Forma	Historical	Pro Forma
	Fiscal Year Ended December 31, 2018	Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2018	Reclassification Adjustments (Note 4)	Pro Forma Adjustments (Note 3)		Fiscal Year Ended December 31, 2018
	ERI (Adjusted for acquisition of Tropicana and Elgin and disposition of PID and Nemacolin) (Note 3(r))	Caesars	ERI Dispositions (Note 3(n))				Pro Forma Combined

OTHER INCOME (EXPENSE):
Interest expense, net	(292)	(1,346)	—	25	(355	) (e)	(1,968)
Loss on early retirement of debt, net	(1)	(1)	—	—	—		(2)
Unrealized loss on restricted investment	(3)	—	—	—	—		(3)
Other income (loss)	—	791	—	(20)	(697	) (e)	74

Total other expense	(296)	(556)	—	5	(1,052)		(1,899)

NET INCOME (LOSS) BEFORE INCOME TAXES	101	183	(42)	—	(1,004)		(762)
(Provision) benefit for income taxes	(35)	121	9	—	227	(q)	322

Net income (loss)	66	304	(33)	—	(777)		(440)
Net income attributable to noncontrolling interests	—	(1)	—	—	—		(1)

Net income (loss) attributable to ERI/Caesars	$66	$303	$(33)	$—	$(777)		$(441)

Net income (loss) per share of Common Stock:
Basic	$1.23						$(2.87	) (s)
Diluted	$1.22						$(2.87	) (s)

Weighted Average Basic Shares Outstanding	77,458,902						153,686,222	(s)
Weighted Average Diluted Shares Outstanding	78,282,101						153,686,222	(s)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE

SIX MONTHS ENDED JUNE 30, 2019

(Dollars in Millions, Except Share and Per Share Data)

	Historical
	Six Months Ended June 30, 2019						Six Months Ended June 30, 2019
	Eldorado Resorts Inc (adjusted for disposition of PID and Nemacolin (Note 3(r))	Caesars	ERI Dispositions (Note 3(n))	Reclassification Adjustments (Note 4)	Pro Forma Adjustments (Note 3)		Pro Forma Combined
REVENUES:
Casino and pari-mutuel commissions	$921	$2,209	$(135)	$—	$—		$2,995
Food and beverage	151	805	(9)	(3)	—		944
Hotel	143	793	(5)	—	—		931
Other	51	394	(4)	3	—		444
Management fees	—	30	—	—	—		30
Reimbursed management costs	—	106	—	—	—		106

Net revenues	1,266	4,337	(153)	—	—		5,450

EXPENSES:
Casino and pari-mutuel commissions	409	1,251	(68)	37	—		1,629
Food and beverage	120	550	(8)	(4)	—		658
Hotel	49	239	(1)	—	—		287
Other	22	53	(1)	(51)	—		23
Marketing and promotions	64	—	(6)	(58)	—		—
General and administrative	236	—	(25)	(211)	—		—
Corporate	38	164	—	—	12	(o)	214
Impairment charges	1	—	—	50	—		51
Depreciation and amortization	114	488	(12)	—	126	(b),(c)	716
Property, general, administrative, and other	—	927	—	256	48	(h),(g),(o)	1,231
Reimbursable management costs	—	106	—	—	—		106
Impairment of tangible and other intangible assets	—	50	—	(50)	—		—

Total operating expenses	1,053	3,828	(121)	(31)	186		4,915
Gain (loss) on sale of disposal of property and equipment	22	—	—	(4)	—		18
Transaction expenses	(9)	—	—	(26)	20	(p)	(15)
Income (loss) of unconsolidated affiliates	(1)	—	—	(1)	—		(2)

OPERATING INCOME	225	509	(32)	—	(166)		536
OTHER INCOME (EXPENSE):
Interest expense, net	(145)	(692)	—	7	(142	) (e)	(972)
Unrealized loss on restricted investments	(3)	—	—	—	—		(3)
Other income (loss)	—	(439)	—	(7)	460	(e)	14

Total other expense	(148)	(1,131)	—	—	318		(961)

	Historical
	Six Months Ended June 30, 2019						Six Months Ended June 30, 2019
	Eldorado Resorts Inc (adjusted for disposition of PID and Nemacolin (Note 3(r))	Caesars	ERI Dispositions (Note 3(n))	Reclassification Adjustments (Note 4)	Pro Forma Adjustments (Note 3)		Pro Forma Combined
NET INCOME (LOSS) BEFORE INCOME TAXES	77	(622)	(32)	—	152		(425)
(Provision) benefit for income taxes	(21)	89	6	—	(35	) (q)	39

Net income (loss)	56	(533)	(26)	—	117		(386)
Net loss attributable to noncontrolling interests	—	1	—	—	—		1

Net income (loss) attributable to ERI/Caesars	$56	$(532)	$(26)	$—	$117		$(385)

Net income (loss) per share of Common Stock:
Basic	$0.74						$(2.50	) (s)
Diluted	$0.73						$(2.50	) (s)

Weighted Average Basic Shares Outstanding	77,625,303						153,852,623	(s)
Weighted Average Diluted Shares Outstanding	78,657,552						153,852,623	(s)

Note 1—Basis of presentation

The following Unaudited Pro Forma Financial Statements present the pro forma effects of the following transactions:

•	The Acquisitions;

•	The VICI Master Transaction;

•	The GLPI Master Lease;

•	ERI Financing Transactions; and

•	ERI Dispositions.

The Unaudited Pro Forma Financial Statements are prepared in accordance with Article 11 of Regulation S-X. The historical financial information has been adjusted to give effect to transactions that are (i) directly attributable to the Combined Transactions, (ii) factually supportable and (iii) with respect to the Unaudited Pro Forma Statement of Operations, expected to have a continuing impact on the operating results of the combined company. The historical information of ERI (including Tropicana and Elgin) and Caesars is presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Unaudited Pro Forma Balance Sheet as of June 30, 2019 was prepared using the historical unaudited consolidated balance sheets of ERI and Caesars as of June 30, 2019 and shows the combined financial position of ERI and Caesars as if the Merger, the VICI Master Transaction, the ERI Financing Transactions, and the ERI Dispositions (excluding the sales of Presque Isle Downs and Nemacolin which closed on January 11, 2019 and March 8, 2019, respectively) had occurred on June 30, 2019. The Tropicana Acquisition, Elgin Acquisition and GLPI Master Lease are already reflected in ERI’s historical unaudited consolidated balance sheet as of June 30, 2019. Therefore, no pro forma balance sheet adjustments are necessary to show the pro forma impact of these transactions.

The Unaudited Pro Forma Statement of Operations for the six months ended June 30, 2019 give effect to the Merger, the VICI Master Transaction, the ERI Financing Transactions and the ERI Dispositions as if they had occurred on January 1, 2018 and reflect pro forma adjustments that are expected to have a continuing impact on the results of operations. The Unaudited Pro Forma Statement of Operations for the year ended December 31, 2018 give effect to the Acquisitions, the VICI Master Transaction, the ERI Financing Transactions, the GLPI Master Lease and the ERI Dispositions as if they had occurred on January 1, 2018 and reflect pro forma adjustments that are expected to have a continuing impact on the results of operations.

The Elgin Acquisition was consummated on August 7, 2018, and as such, is already reflected in ERI’s historical audited consolidated statement of operations for the period from August 7, 2018 to December 31, 2018 and historical unaudited consolidated statement of operations for the six months ended June 30, 2019. Accordingly, an adjustment to reflect the effect of the Elgin Acquisition is included in the Unaudited Pro Forma Statement of Operations from January 1, 2018 to August 6, 2018.

The Tropicana Acquisition was consummated on October 1, 2018, and as such, is already reflected in ERI’s historical audited consolidated statement of operations for the period from October 1, 2018 to December 31, 2018 and historical unaudited consolidated statement of operations for the six months ended June 30, 2019. Accordingly, an adjustment to reflect the effect of the Tropicana Acquisition is included in the Unaudited Pro Forma Statement of Operations from January 1, 2018 to September 30, 2018.

ERI’s historical financial and operating data for the year ended December 31, 2018 and the six months ended June 30, 2019 is derived from the financial data in its audited consolidated financial statements for the year ended December 31, 2018 and from its unaudited consolidated financial statements for the six months ended

June 30, 2019. The historical financial and operating data for Caesars for the year ended December 31, 2018 and the six months ended June 30, 2019 is derived from the financial data in its audited consolidated financial statements for the year ended December 31, 2018 and from its unaudited consolidated financial statements for the six months ended June 30, 2019. The historical financial and operating data for Tropicana for the period from January 1, 2018 to September 30, 2018 is derived from the financial data in its unaudited consolidated financial statements for the nine months ended September 30, 2018. The historical financial and operating data for Elgin for the period from January 1, 2018 to August 6, 2018 is derived from the financial data in its unaudited consolidated financial statements for the period ended August 6, 2018.

Certain reclassifications have been made to the historical financial statements of ERI, Caesars, Tropicana and Elgin to align their presentation in the Unaudited Pro Forma Financial Statements.

The Unaudited Pro Forma Financial Statements have been prepared using the acquisition method of accounting in accordance with ASC Topic No. 805, Business Combinations, with ERI treated as the accounting acquirer of the Acquisitions and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon a preliminary estimate of fair values, using the assumptions set forth in the notes to the Unaudited Pro Forma Financial Statements.

Note 2—Calculation of purchase consideration

The total estimated purchase consideration for the purpose of the Unaudited Pro Forma Financial Statements is $11,764 million.

Estimated Purchase Consideration calculation

Estimated Purchase Consideration calculation
(dollars in millions, except shares and per share data)	Shares	Per Share
Estimated cash for outstanding Caesars’ common stock(i)			$7,122
Estimated shares of ERI’s common stock for outstanding Caesars’ common stock(ii)	76,227,320	$40.95	3,121
Estimated cash paid by ERI to retire Caesars’ long-term debt			1,478
Estimated cash paid for Caesars’ vested equity awards(iii)			14
Estimated replacement equity awards for Caesars’ equity awards(iv)			29

Estimated purchase consideration			$11,764

(i)

The cash consideration paid by ERI for outstanding shares of Caesars common stock will be an amount of cash equal to (i) $8.40 multiplied by (ii) a number of shares of Caesars common stock (the “Aggregate Caesars Share Amount”) equal to (A) 682,161,838 (which includes the Escrow Trust Shares) plus (B) the number of shares of Caesars common stock issued after June 24, 2019 and prior to the closing date pursuant to the exercise of certain equity awards issued under Caesars stock plans and (C) the number of shares of Caesars common stock issuable upon conversion of the Caesars convertible notes (assuming that such convertible notes were converted immediately prior to consummation of the Merger but after giving effect to the “make whole” provisions in the indenture governing such convertible notes). For purposes of these calculations, the Aggregate Caesars Share Amount is assumed to be 847,912,352 shares. Pursuant to the terms of the indenture governing the Caesars convertible notes, for each share of Caesars common stock into which Caesars convertible notes were convertible immediately prior to the Merger, such Caesars convertible notes will instead be convertible into the weighted average, per share of Caesars common stock, of the types and amounts of consideration received by holders of Caesars common stock that affirmatively make an election with respect to the form of Merger Consideration.

(ii)

The stock consideration paid by ERI for outstanding shares of Caesars common stock will be a number of shares of ERI common stock equal to (A) 0.0899 multiplied by (B) the Aggregate Caesars Share Amount.

For pro forma purposes, the fair value of consideration given and thus the purchase price was determined based upon the $40.95 per share VWAP of ERI common stock for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to August 15, 2019 to the closing of trading on the second (2nd) to last trading day prior to August 15, 2019. The final purchase consideration could significantly differ from the amounts presented in the Unaudited Pro Forma Financial Statements due to movements in ERI common stock price up to the closing date of the Combined Transactions. A sensitivity analysis related to the fluctuation in the ERI common stock price was performed to assess the impact a hypothetical change of 10% on the ERI Common Stock VWAP would have on the estimated purchase consideration and goodwill as of the closing date.

The following table shows the estimated purchase consideration and goodwill resulting from a change in ERI Common Stock VWAP (dollars in millions, except stock price):

Change in stock price	ERI Common Stock VWAP	Estimated Purchase Consideration	Estimated Goodwill
Increase of 10%	$45.04	$12,077	$6,160
Decrease of 10%	36.85	11,452	5,536

(iii)	Estimated cash consideration for the settlement of outstanding vested stock options and performance stock units held by Caesars’ employees which will be canceled and paid out at the time of closing.

(iv)

Estimated consideration for replacement of Caesars’ outstanding equity awards. As discussed above, certain of Caesars’ outstanding equity awards will be replaced by ERI’s equity awards with similar terms. A portion of the fair value of ERI’s equity awards issued represents consideration transferred, while a portion represents future compensation expense based on the vesting terms of the equity awards.

Preliminary purchase price accounting

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Caesars are recorded at the acquisition date fair values. The pro forma adjustments on the Unaudited Pro Forma Balance Sheet are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of June 30, 2019 and have been prepared to illustrate the estimated effect of the Merger. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table summarizes the preliminary allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed of Caesars, with the excess recorded as goodwill (dollars in millions):

Current and other assets	$2,387
Property and equipment	15,965
Goodwill	5,847
Intangible assets(i)	5,033
Other noncurrent assets	939

Total assets	30,171
Current liabilities	1,954
Deferred income taxes(ii)	1,421
Other noncurrent liabilities(iii)	14,949

Total liabilities	18,324
Noncontrolling interest	(83)

Net assets acquired	$11,764

(i)	Intangible assets consist of trademarks (including Caesars Rewards), player relationships, gaming licenses and other.
(ii)	Deferred tax liabilities were derived based on fair value adjustments for property and equipment, identified intangibles, financing obligations, and assumed debt.
(iii)	Other noncurrent liabilities consist of long-term financing obligations of $7,722 million, long-term debt of $6,260 million, and other long-term liabilities of $967 million.

Note 3—Unaudited pro forma financial statements transaction adjustments

a)	The following table illustrates the pro forma adjustments of $1,572 million to cash and cash equivalents for the period ended June 30, 2019 (dollars in millions):

June 30, 2019
Cash proceeds of new debt	$7,022
Cash consideration paid(i)	(7,136)
Refinancing of ERI debt	(2,999)
Repayment of Caesars debt	(1,478)
Transaction costs	(169)
Cash paid to settle Caesars’ equity awards	(25)
Cash proceeds from VICI Master Transaction	3,213

Net cash outflow	$(1,572)

(i)	Cash consideration paid of $7,136 million reflects $7,122 million paid to shareholders and $14 million paid to settle Caesars’ vested equity awards.

b)

Represents the estimated adjustment to step up Caesars’ property, plant and equipment (“PP&E”) to a fair value of approximately $15,965 million, which is an increase of approximately $73 million, from the historical carrying values. The fair value estimates are preliminary and subject to change.

The fair value of the properties acquired in 2018 through the Centaur acquisition (Harrah’s Hoosier Park and Indiana Grand Racing and Casino) were estimated at net book value as of June 30, 2019.

For the properties not subject to a prior sale and leaseback transaction with VICI, the fair value of the real property was estimated using an income approach, with consideration to market inputs such as a market rent coverage ratio and capitalization rates. The fair value of the land was determined using the market approach, which includes comparing the site to be valued to sales comparables. The fair value of the buildings and site improvements were determined by using the overall property value determined from the income approach and deducting the concluded land and site improvement value. A trended cost approach was utilized as secondary support.

Substantially concurrent with the consummation of the Merger, ERI entered into the VICI Master Transaction pursuant to which, among other things, ERI has agreed to consummate one or more sale and leaseback transactions with VICI with respect to certain property, including Harrah’s New Orleans, Harrah’s Laughlin and Harrah’s Atlantic City. Further, ERI has also agreed to amend the CPLV Lease, the Non-CPLV Lease and the Joliet Lease in accordance with the terms of the Master Transaction Agreement and receive certain consideration from VICI.

The real estate assets that were sold to VICI and leased back by ERI were first adjusted to fair value as part of the preliminary purchase price accounting for the Merger. The fair value of these assets was determined to be equal to the cash proceeds received, $1,809 million. The building components did not qualify for sale treatment and remain recorded as property and equipment. A financing obligation was recorded for the amount of consideration received. The land component of the sale and leaseback qualified for sale accounting resulting in the land valued at $102 million being derecognized from property and equipment.

The Caesars’ pre-existing failed sale and leaseback real estate assets were first adjusted to fair value as part of the preliminary purchase price accounting for the Merger. The fair values of the assets were estimated based on preliminary valuation analysis and net book values. Property and equipment also reflects the impact of the VICI Master Transaction and the CPLV Lease, the Non-CPLV Lease and the Joliet Lease amendments which resulted in the land component of the leases qualifying for sale accounting and $824 million being derecognized from property and equipment. (See Note 3(g) for the related financing and operating lease liabilities).

The personal property and construction in progress was recorded at net book value as of June 30, 2019.

Adjustments to depreciation expense for property and equipment were based on comparing the historical depreciation recorded during the periods presented to the revised depreciation. The revised depreciation was calculated by dividing, on a straight-line basis, the fair value assigned to Caesars’ property and equipment by the estimated remaining useful lives assigned to the assets. The following table illustrates the pro forma adjustments to depreciation expense (dollars in millions):

	Six months ended June 30, 2019	Year ended December 31, 2018
To eliminate historical depreciation related to PP&E	$(452)	$(1,077)
To record new depreciation expense related to the fair value adjustments to PP&E	582	902

Total adjustments to depreciation of PP&E	$130	$(175)

c)

Represents the estimated adjustment to step up Caesars’ intangible assets to a fair value of approximately $5,033 million, an increase of approximately $2,153 million from Caesars’ historical carrying value. The fair value estimate is preliminary and subject to change. Preliminary identifiable intangible assets in the Unaudited Pro Forma Financial Statements consist of the following (dollars in millions):

	Fair value	Useful life
Caesars trademark	$2,490	Indefinite
Caesars Rewards	393	Indefinite
Gaming licenses	1,500	Indefinite
Player relationships	650	10

Total value of intangible assets	$5,033

The fair value of the gaming licenses was determined using the excess earnings or replacement cost methodology. Gaming licenses are only recognized in gaming jurisdictions where competition is limited to a specified number of licensed gaming operators. The excess earnings methodology is an income approach methodology that estimates the projected cash flows of the business attributable to the gaming license intangible asset, which is net of charges for the use of other identifiable assets of the business including working capital, fixed assets and other intangible assets. Under the respective state’s gaming legislation, the property specific licenses can only be acquired if a theoretical buyer were to acquire each existing facility. The existing licenses could not be acquired and used for a different facility. The properties’ estimated future cash flows were the primary assumption in the respective valuations. Cash flow estimates included net gaming revenue, gaming operating expenses, general and administrative expenses, and tax expense. A floor value for each gaming rights asset was set based on the estimated cost associated with replacing a gaming rights license. If the excess earnings method produced a value less than replacement cost value for a specific market, the replacement cost value of the asset was employed. The replacement cost methodology is a cost approach methodology based on replacement or reproduction cost of the gaming license as an indicator of fair value.

ERI has preliminarily assigned an indefinite useful life to the gaming licenses, in accordance with its review of the applicable guidance of ASC Topic No. 350, Intangibles-Goodwill and Other, which requires ERI to consider, among other things, the expected use of the asset, the expected useful life of other related asset or asset group, any legal, regulatory, or contractual provisions that may limit the useful life, ERI’s own historical experience in renewing similar arrangements, the effects of obsolescence, demand and other economic factors, and the maintenance expenditures required to obtain the expected cash flows. In that analysis, ERI determined that no legal, regulatory, contractual, competitive, economic or other factors limit the useful lives of these intangible assets. Caesars currently has licenses in New Jersey, Missouri, Mississippi, Nevada, Kentucky, Illinois, Indiana, Pennsylvania, Iowa, and Louisiana. The renewal of each state’s gaming license depends on a number of factors, including payment of certain fees and taxes, providing certain information to the state’s gaming regulator, and meeting certain inspection requirements. However, ERI’s historical experience has not indicated, nor does ERI expect, any limitations regarding its ability to continue to renew each license. No other competitive, contractual, or economic factor limits the useful lives of these assets. Accordingly, ERI has preliminarily concluded that the useful lives of these licenses are indefinite.

Trademarks, including Caesars Rewards, are valued using the relief from royalty method, which presumes that without ownership of such trademarks, ERI would have to make a stream of payments to a brand or franchise owner in return for the right to use their name. By virtue of this asset, ERI avoids any such payments and records the related intangible value of ERI’s ownership of the brand name. The primary assumptions in the valuation included revenue, pre-tax royalty rate, and tax expense. ERI has preliminarily assigned an indefinite useful life to the trademarks.

Player relationships were valued using the incremental cash flow method under the income approach. The incremental cash flow method is used to estimate the fair value of an intangible asset based on a residual cash flow notion. This method measures the benefits (e.g., cash flows) derived from ownership of an acquired intangible asset as if it were in place, as compared to the acquirer’s expected cash flows as if the intangible asset were not in place (i.e., with-and-without). The residual or net cash flows of the two models is ascribable to the intangible asset. ERI has preliminarily assigned a 10-year life to player relationships.

Adjustments to amortization expense for definite-lived intangibles were based on comparing the historical amortization recorded during the periods presented to the revised amortization. The revised amortization was based on the estimated fair value amortized over the respective useful lives of the intangible assets. The following table illustrates the pro forma adjustments to amortization expense (dollars in millions):

	Six months ended June 30, 2019	Year ended December 31, 2018
To eliminate historical amortization related to intangible assets	$(36)	$(68)
To record new amortization expense related to the fair value adjustments to intangible assets	32	65

Total adjustments to amortization of intangible assets	$(4)	$(3)

d)	The following table illustrates the pro forma adjustment of $1,808 million to goodwill (dollars in millions):

To eliminate historical goodwill	$(4,039)
To record preliminary goodwill for the purchase consideration in excess of the fair value of net assets acquired in connection with the Merger	5,847

Total adjustments to goodwill	$1,808

e)

Reflects adjustments to current and long-term debt for borrowings to fund the Merger net of aggregate reductions in long-term debt (including unamortized debt discounts or premiums and deferred financing costs). The adjustments to current and long-term debt are summarized as follows (dollars in millions):

Anticipated new borrowings(i)	$7,200
Deferred financing costs(ii)	(166)
Fair value adjustments to assumed Caesars debt	29
Conversion of Caesars convertible notes(iii)	(1,083)
Repayments of existing long-term debt (net of unamortized deferred financing costs)	(4,194)
Repayment of accrued interest on long-term debt	(52)

Net increase in borrowings	1,734
Less: Increase to current portion of long-term debt	(39)

Increase to long-term debt	$1,695

(i)

Reflects expected borrowings under the Debt Financing commitment letter as of June 30, 2019 to consummate the Combined Transactions. Actual future borrowings may vary based on working capital needs, including statutory cage cash requirements, to operate the business following the Combined Transactions as well as any potential future dispositions.

June 30, 2019
Borrowings from Senior Secured Term Loan B	$3,000
Borrowings from CRC Incremental Term Loan	2,400
Borrowings from ERI Senior Notes	1,800

New borrowings	$7,200

(ii)	Arrangement fees of $12 million relating to the anticipated $1,000 million senior secured revolving credit facility was capitalized to Other Assets, net.
(iii)

Reflects the conversion of Caesars’ outstanding 5.00% Convertible Senior Notes at closing. Caesars bifurcated the conversion features of the convertible notes and recorded a derivative liability. An adjustment to Other long-term liabilities of $784 million represents the elimination of the fair value of the derivative liability upon the conversion of the Caesars convertible notes. Adjustment to Other income (loss) represents the elimination of historical derivative marked-to-market change in fair value loss of $460 million and a gain of $697 million for the six months ended June 30, 2019 and year ended December 31, 2018, respectively. ERI is assessing the total amount of fees (if any) associated with obtaining consent from the holders of the convertible notes.

The following table illustrates the pro forma adjustments to interest expense for the six months ended June 30, 2019 and the year ended December 31, 2018 (dollars in millions):

	Six months ended June 30, 2019	Year ended December 31, 2018
Interest expense on debt commitment financing	$(386)	$(776)
Interest expense on VICI financing obligations	(524)	(1,040)
Reversal of historical interest expense on VICI financing obligations	448	879
Reversal of ERI’s and Caesars’ historical interest expense and amortization of deferred financing cost	320	582

Total adjustments to interest expense, net	$(142)	$(355)

A sensitivity analysis on variable interest expense for the six months ended June 30, 2019 and the year ended December 31, 2018 has been performed to assess the effect that a change of 12.5 basis points in respect of the hypothetical interest rate would have on the Debt Financing.

The following table shows the change in interest expense for the Debt Financing (dollars in millions):

Interest expense assuming	Six months ended June 30, 2019	Year ended December 31, 2018
Increase of 0.125%	$277	$558
Decrease of 0.125%	265	533

f)

Represents accrued retention bonuses of $18 million to be paid to Caesars’ employees upon closing of the Merger. The Unaudited Pro Forma Statement of Operations does not reflect these bonuses since they will not have a continuing impact on operations.

g)

Pursuant to the VICI Master Transaction, subject to the consummation of the Merger and other applicable conditions, ERI agreed to consummate one or more leaseback transactions with VICI and/or its affiliates with respect to the real estate components of the Harrah’s New Orleans at a purchase price of $775 million, Harrah’s Laughlin at a purchase price of $435 million and Harrah’s Atlantic City at a purchase price of $599 million (collectively, the “New Sale and Leaseback Transactions”). The proceeds reflected in the Unaudited Pro Forma Balance Sheet total $1,809 million.

ERI agreed to amend the lease, dated as of October 6, 2017, by and between certain affiliates of VICI, as landlord, and CEOC LLC and certain of its affiliates, collectively as tenant (as amended, the “Non-CPLV Lease”), to, among other things, add the properties being sold and leased back pursuant to the New Sale and Leaseback Transactions, increase the annual rent thereunder by $154 million in the aggregate related to the new properties being sold and leased back, and extend the term of the Non-CPLV Lease so that following the amendment of the Non-CPLV Lease there will be 15 years remaining until the expiration of the initial term.

Additionally, ERI agreed to amend the lease, dated as of October 6, 2017, with VICI for consideration of approximately $1,404 million to increase the annual rent payable with respect to Harrah’s Las Vegas by approximately $15 million, increase the annual rent with respect to Caesars Palace Las Vegas by approximately $84 million, and extend the term of the CPLV Lease so that following the amendment of the CPLV Lease there will be 15 years remaining until the expiration of the initial term.

Furthermore, ERI agreed to amend the lease, dated as of October 6, 2017, by and between Harrah’s Joliet Landco LLC, as landlord, and Des Plaines Development Limited Partnership, as tenant (as amended, the “Joliet Lease”) to, among other things, extend the term of the Joliet Lease so that following the amendment of the Joliet Lease there will be 15 years remaining until the expiration of the initial term.

New Sale and Leaseback Transactions

Under the terms of the New Sale and Leaseback Transactions, ERI determined that the buildings did not qualify for sale and leaseback accounting since the lease term, including renewal terms reasonably certain of exercise, are considered to extend for a major part of the remaining economic life of the buildings. As such, a financing obligation was recognized, equal to the proceeds received for the buildings, and ERI retained the buildings on the balance sheet at their respective acquisition date fair values determined as part of purchase accounting. The proceeds reflected in the Unaudited Pro Forma Balance Sheet as a financing obligation totals $1,707 million. In subsequent periods, a portion of the periodic lease payment will be recognized as interest expense with the remainder of the lease payment reducing the financing obligation using the effective interest method. However, the financing obligations will not be reduced to less than the residual book value of the buildings as of the end of the lease term.

The land components of the New Sale and Leaseback Transactions were determined to qualify for sale treatment. Property and equipment, net in the Unaudited Pro Forma Balance Sheet was adjusted for

$102 million to reflect the derecognition of the land component. The subsequent leaseback of the land components was classified as an operating lease. As such, a right of use (“RoU”) asset and lease liability equal to the net present value of the future minimum lease payments is reflected in the Unaudited Pro Forma Balance Sheet and recorded in Other Assets, net and Other long-term liabilities for a total of $70 million, respectively. The lease liability and RoU asset are subsequently reflected in the statement of operations as straight-line lease expense as part of operating expenses. Total pro forma adjustments to Property, general administrative, and other to reflect straight-line lease expense for the six months ended June 30, 2019 and the year ended December 31, 2018 was $4 million and $8 million, respectively.

CPLV Lease, Non-CPLV Lease and Joliet Lease amendments

The assets sold to VICI in connection with the pre-existing CPLV, Non-CPLV and Joliet leases were determined not to qualify for sale and leaseback accounting by Caesars. As such, these pre-existing leases were previously accounted for as financing obligations and therefore assumed liabilities as part of purchase accounting. The acquired real estate assets and related financing obligations assumed as part of the pre-existing lease arrangements have been revalued at their respective acquisition date fair values as part of purchase accounting. The fair values of the financing obligations were determined at the net present value of the future fixed and estimated variable lease payments over the remaining estimated original lease term and the expected value of the leased real estate assets returned at the end of the use period using an estimated discount rate of approximately 11.5%. The Unaudited Pro Forma Balance Sheet reflects a total fair value adjustment of the pre-existing financing obligations of ($2,317) million.

Upon the effectiveness of the CPLV Lease, Non-CPLV Lease and Joliet Lease amendments under the VICI Master Transaction, the financing obligations were revalued to reflect the incremental cash received of $1,404 million, the extended lease terms and the new rental payments. Additionally, the amendments resulted in the land components qualifying for sale accounting and the leaseback of such land being accounted for as an operating lease. The impact of such amendments resulted in a net increase in the financing obligation by $579 million, decreased property and equipment of $824 million for the sale of land and increased RoU asset and lease liability by $735 million equal to the new present value of future minimum lease payments` for the subsequent leaseback of the land. In subsequent periods, a portion of the periodic lease payment will be recognized as interest expense with the remainder of the lease payment reducing the financing obligations using the effective interest method. However, the financing obligations will not be reduced to less than the net book value of the leased real estate assets as of the end of the lease term.

The lease liability and RoU asset are subsequently reflected in the statement of operations as straight-line lease expense as part of operating expenses. Total pro forma adjustments to Property, general administrative, and other to reflect straight-line lease expense for the six months ended June 30, 2019 and the year ended December 31, 2018 was $46 million and $92 million, respectively.

Together the New Sale and Leaseback Transactions and the CPLV Lease, Non-CPLV Lease and Joliet Lease amendments resulted in a total adjustment of $(31) million to the financing obligation in the Unaudited Pro Forma Balance Sheet.

The pro forma future payments related to the financing obligations, as June 30, 2019, are estimated as follows:

(in millions)	VICI Lease
Year 1	$945
Year 2	961
Year 3	976
Year 4	992
Year 5	1,009
Thereafter	39,126

Total future payments	44,009
Less amounts representing interest	(34,215)
Plus residual values	213

VICI financing obligations	$10,007

The following table sets forth the sensitivity of the financing obligations assuming a discount rate of 100 basis points greater than or less than the estimated discount rate.

	Estimated discount rate	Financing obligations (in millions)
Increase of 1.0%	12.5%	$7,170
Decrease of 1.0%	10.5%	$10,670

The pro forma future payments related to the operating lease liabilities under the VICI Master Transaction, as June 30, 2019, are estimated as follows:

(in millions)	VICI Lease
Year 1	$91
Year 2	93
Year 3	94
Year 4	96
Year 5	98
Thereafter	3,045

Total future payments	3,517
Less amounts representing interest	(2,712)

Operating lease liabilities	$805

The final value of the finance obligation and operating lease liabilities, determined upon completion of ERI’s final evaluation of the assets and liabilities acquired in connection with the Merger, may differ materially from the pro forma amounts included herein. Further, any changes to the final fair value, discount rate, or assessment of renewal options, could change the sale and lease classification accounting conclusions presented in these Unaudited Pro Forma Financial Statements.

h)

Represents obligations due under new legislation to the State of Louisiana and the City of New Orleans for gaming contract extension fees of $20 million upon execution of the sale of the real estate components of the Harrah’s New Orleans to VICI. In addition to this upfront payment, annual recurring payments will be required to be paid to the State of Louisiana and the City of New Orleans under this new legislation. These annual payments will be reflected in the Unaudited Pro Forma Statement of Operations since these payments are recurring in nature. Total pro forma adjustments to Property, general administrative, and other for the six months ended June 30, 2019 and the year ended December 31, 2018 was $6 million and $12 million, respectively.

i)

Represents the termination of certain property call right agreements between Caesars and VICI and removal of the related liability of $177 million, as a result of the three Harrah’s properties that are being sold in connection with the New Sale and Leaseback Transactions.

j)

Represents the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation of approximately $800 million, primarily resulting from the acquisition date value of PP&E, intangibles, financing obligations, and assumed debt. Deferred taxes were established based on a blended federal and state statutory tax rate of 23% taking into account the estimated changes in Caesars’ valuation allowances. This estimate of deferred tax is preliminary and is subject to change based on ERI’s final determination of the fair value of assets acquired and liabilities assumed by jurisdiction.

k)	Reflects the elimination of Caesars’ historical common stock, paid-in capital, treasury stock, and accumulated other comprehensive income.

l)

Reflects the stock consideration component of the estimated purchase consideration of which $3,121 million relates to stock consideration paid by ERI for outstanding shares of Caesars common stock and $29 million relates to estimated stock consideration for replacement of Caesars’ outstanding equity awards, as described in Note 2 above.

m)

ERI and Caesars anticipate incurring transaction costs of approximately $128 million and $41 million, respectively, for a total of $169 million. Such costs consist primarily of legal, financial advisor, severance costs, gaming license transfer fees, accounting and consulting costs, and is shown as a pro forma adjustment reducing retained earnings. These costs are not reflected in the Unaudited Pro Forma Statement of Operations because they are non-recurring items that are directly related to the Merger. In addition to the transaction related costs, approximately $166 million of deferred financing costs were related to the Debt Financing and were capitalized and netted against debt balance as described in Note 3(e) above.

The following table illustrates the pro forma adjustments to ERI’s and Caesars’ historical retained earnings (dollars in millions):

	ERI	Caesars	Total
To record estimated transaction costs	$(128)	$(41)	$(169)
To record cash paid to settle Caesars’ equity awards	(25)	—	(25)
To record repayment of historical ERI debt	(191)	—	(191)
To record gain from VICI Master Transaction	1	—	1
To eliminate retained earnings after adjustments	—	10,904	10,904

Total adjustments to historical retained earnings	$(343)	$10,863	$10,520

n)

Column reflects pro forma adjustments related to the dispositions of Mountaineer, Cape Girardeau, and Caruthersville as part of the Century Sale and Kansas City and Vicksburg as part of the sale to Twin River. The pro forma adjustments on the Unaudited Pro Forma Balance Sheet reflect the elimination of assets and liabilities of these properties, the net proceeds from the Century Sale of $339 million, inclusive of fees and working capital adjustment of $(17) million, and the net proceeds from the Twin River Sale of $188 million, inclusive of fees and net of working capital adjustment of $(7) million. The estimated gain/(loss) from the Century Sale and Twin River Sale total approximately $3 million and $(25) million, respectively, reflected as an adjustment to retained earnings. The estimated gains and losses related to dispositions have not been reflected in the Unaudited Pro Forma Statement of Operations they are considered to be non-recurring in nature. The pro forma adjustments on the Unaudited Pro Forma Statement of Operations reflect the elimination of historical revenues, expenses, and other income of these properties for the twelve months ended December 31, 2018 and six months ended June 30, 2019. The adjustment also reflects the estimated income tax effect of the pro forma adjustments. The tax effect of the pro forma adjustments was calculated using the historical statutory rates in effect for the periods presented.

The following tables reflect the adjustments related to these dispositions (dollars in millions):

	Pro Forma				Pro Forma Combined
	As of June 30, 2019				As of June 30, 2019
	Century Sale	Net Proceeds of Century deal	Twin River Sale	Net Proceeds of Twin River deal	ERI Dispositions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$339	$—	$188	$527
Restricted cash and investments	—	—	—	—	—
Marketable securities	—	—	—	—	—
Accounts receivable, net	—	—	(1)	—	(1)
Due from affiliates	—	—	—	—	—
Inventories	—	—	—	—	—
Income taxes receivable	—	—	—	—	—
Prepayments and other current assets	—	—	(1)	—	(1)
Assets held for sale	(350)		—	—	(350)

Total current assets	(350)	339	(2)	188	175
Investment in and advances to unconsolidated affiliates	—	—	—	—	—
Property and equipment, net	—	—	(69)	—	(69)
Gaming licenses and other intangibles, net	—	—	(93)	—	(93)
Goodwill	—	—	(48)	—	(48)
Other assets, net	—	—	(45)	—	(45)
Restricted cash	—	—	—	—	—
Deferred income taxes	—	—	—	—	—

Total assets	$(350)	$339	$(257)	$188	$(80)

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	—	—	—	—	—
Accounts payable	—	—	—	—	—
Accrued property, gaming and other taxes	—	—	(1)	—	(1)
Accrued payroll and related	—	—	(1)	—	(1)
Accrued interest	—	—	—	—	—
Income tax payable	—	—	—	—	—
Accrued other liabilities	—	—	(4)	—	(4)
Contract liabilities	—	—	—	—	—
Current portion of financing obligations	—	—	—	—	—
Liabilities related to assets held for sale	(14)	—	—	—	(14)

Total current liabilities	(14)	—	(6)	—	(20)
Long-term financing obligations	—	—	—	—	—
Long-term debt, less current portion	—	—	—	—	—
Deferred income taxes	—	—	—	—	—
Other long-term liabilities	—	—	(38)	—	(38)

Total liabilities	(14)	—	(44)	—	(58)

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Common stock	—	—	—	—	—
Paid-in capital	—	—	—	—	—
Retained earnings (accumulated deficit)	(336)	339	(213)	188	(22)
Treasury stock	—	—	—	—	—
Accumulated other comprehensive income	—	—	—	—	—

Total stockholders’ equity	(336)	339	(213)	188	(22)

Noncontrolling interests	—	—	—	—	—

Total liabilities and stockholders’ equity	$(350)	$339	$(257)	$188	$(80)

	Pro Forma		Pro Forma
	Twelve Months Ended December 31, 2018		Twelve Months Ended December 31, 2018
	Century Sale	Twin River Sale	ERI Dispositions
REVENUES:
Casino	$(186)	$(82)	$(268)
Pari-mutuel commissions	(3)	—	(3)
Food and beverage	(16)	(4)	(20)
Hotel	(8)	(1)	(9)
Other	(5)	(2)	(7)
Management fees	—	—	—
Reimbursed management costs	—	—	—

Net revenues	(218)	(89)	(307)

EXPENSES:
Casino	(105)	(30)	(135)
Pari-mutuel commissions	(3)	—	(3)
Food and beverage	(13)	(4)	(17)
Hotel	(3)	(1)	(4)
Other	(2)	—	(2)
Marketing and promotions	(10)	(6)	(16)
General and administrative	(31)	(21)	(52)
Corporate	—	—	—
Impairment charges	—	(10)	(10)
Depreciation and amortization	(18)	(7)	(25)
Property, general admitistrative, and other	—	—	—
Reimbursable management costs	—	—	—
Impairment of goodwill	—	—	—
Impairment of tangible and other intangible assets	—	—	—
Real estate tax settlement	—	—	—

Total operating expenses	(185)	(79)	(264)
Gain (loss) on sale of disposal of property and equipment	1	—	1
Proceeds from terminated sale	—	—	—
Transaction expenses	—	—	—

Operating income (loss)	(32)	(10)	(42)
OTHER INCOME (EXPENSE):
Interest expense, net	—	—	—
Loss on early retirement of debt, net	—	—	—
Unrealized loss on restricted investment	—	—	—
Other Income (loss)	—	—	—

Total other expense	—	—	—

NET INCOME (LOSS) BEFORE INCOME TAXES	(32)	(10)	(42)
(Provision) benefit for income taxes	7	2	9

Net income (loss)	$(25)	$(8)	$(33)

	Pro Forma		Pro Forma
	Six Months Ended June 30, 2019		Six Months Ended June 30, 2019
	Century Sale	Twin River Sale	ERI Dispositions
REVENUES:
Casino and pari-mutuel commissions	$(96)	$(39)	$(135)
Food and beverage	(7)	(2)	(9)
Hotel	(4)	(1)	(5)
Other	(3)	(1)	(4)
Management fees	—	—	—
Reimbursed management costs	—	—	—

Net revenues	(110)	(43)	(153)

EXPENSES:
Casino and pari-mutuel commissions	(54)	(14)	(68)
Food and beverage	(6)	(2)	(8)
Hotel	(1)	—	(1)
Other	(1)	—	(1)
Marketing and promotions	(4)	(2)	(6)
General and administrative	(15)	(10)	(25)
Corporate	—	—	—
Impairment charges	—	—	—
Depreciation and amortization	(8)	(4)	(12)
Property, general, administrative, and other	—	—	—
Reimbursable management costs	—	—	—
Impairment of tangible and other intangible assets	—	—	—

Total operating expenses	(89)	(32)	(121)
Gain (loss) on sale of disposal of property and equipment	—	—	—
Transaction expenses	—	—	—
Income (loss) of unconsolidated affiliates	—	—	—

Operating income (loss)	(21)	(11)	(32)
OTHER INCOME (EXPENSE):
Interest expense, net	—	—	—
Unrealized loss on restricted investments	—	—	—
Other income (loss)	—	—	—

Total other expense	—	—	—

NET INCOME (LOSS) BEFORE INCOME TAXES	(21)	(11)	(32)
(Provision) benefit for income taxes	4	2	6

Net income (loss)	$(17)	$(9)	$(26)

o)

Represents the difference between Caesars’ historical stock-based compensation expense and the estimated stock-based compensation expense related to replacement awards issued to continuing employees as part of the Merger Agreement. Under the terms of the Merger Agreement, Continuing Caesars Stock Options, Caesars Time-Based RSUs and Caesars Market-Based PSUs will be replaced and converted into equity awards in respect of shares of ERI common stock. The following table illustrates the pro forma adjustments to stock-based compensation expense for the six months ended June 30, 2019 and the year ended December 31, 2018 of $4 million and $18 million, respectively (dollars in millions):

	Six months ended June 30, 2019	Year ended December 31, 2018
To eliminate Caesars’ historical stock-based compensation expense—Corporate expense	$(12)	$(17)
To eliminate Caesars’ historical stock-based compensation expense—Property, general, administrative, and other	(8)	(13)
To record new stock-based compensation expense—Corporate expense	24	48

Total adjustments	$4	$18

p)

Reflects the elimination of transaction related costs incurred by ERI and Caesars of $5 million and $15 million, respectively, for a total of $20 million, during the six months ended June 30, 2019, as transaction related costs do not have a continuing effect on the combined company.

q)

Reflects the pro forma adjustment for the income tax effect of the historical income of Caesars as a result of its acquisition by ERI, as well as the income tax effect of the pro forma adjustments. With respect to the Unaudited Pro Forma Statement of Operations, a blended federal and state statutory tax rate of 23% for the six months ended June 30, 2019 and the year ended December 31, 2018 has been assumed for the pro forma adjustments.

r)

As described above, ERI acquired Elgin on August 7, 2018 and Tropicana on October 1, 2018. The sale of Presque Isle Downs closed on January 11, 2019 and the sale of Nemacolin closed on March 8, 2019. The following tables discuss the pro forma adjustments to ERI’s historical financial statements related to these acquisitions and dispositions (dollars in millions):

	Historical								Pro Forma
	Fiscal Year Ended December 31, 2018	Period from January 1, 2018 to September 30, 2018	Period from January 1, 2018 to August 6, 2018	Fiscal Year Ended December 31, 2018	Fiscal Year Ended December 31, 2018				Fiscal Year Ended December 31, 2018
	Eldorado Resorts Inc	Tropicana (As adjusted for Aruba (6)	Elgin	Presque Isle Downs & Casino	Lady Luck Casino Nemacolin	Reclassification Adjustments (5)	Pro Forma Adjustments		Eldorado Resorts Inc (adjusted for acquisition of Tropicana and Elgin and disposition of PID and Nemacolin)
REVENUES:
Casino	$1,535	$438	$93	$(126)	$(31)	$(4)	$—		$1,905
Pari-mutuel commissions	18	—	—	(3)	—	—	—		15
Food and beverage	247	90	7	(9)	(3)	(1)	—		331
Hotel	184	127	—	—	—	(8)	—		303
Other	71	25	3	(3)	—	7	—		103

Net revenues	2,055	680	103	(141)	(34)	(6)	—		2,657
Less-promotional allowances	—	—	(6)	—	—	6	—		—

Net revenues	2,055	680	97	(141)	(34)	—	—		2,657
EXPENSES:
Casino	733	176	51	(86)	(21)	3	—		856
Pari-mutuel commissions	17	—	—	(3)	—	—	—		14
Food and beverage	203	72	3	(7)	(3)	(6)	—		262
Hotel	65	48	—	—	—	(6)	—		107
Other	39	15	7	(1)	—	(11)	—		49
Marketing and promotions	106	55	—	(5)	(2)	15	—		169
General and administrative	350	112	8	(14)	(6)	43	(2)	(1)	491
Charitable donations	—	—	5	—	—	(5)	—		—
Preferred distribution	—	—	1	—	—	(1)	—		—
Corporate	47	—	—	—	—	19	—		66
Impairment charges	14	1	—	—	(4)	—	—		11
Depreciation and amortization	157	60	4	(1)	—	—	(1)	(2)	219
Maintenance and utilities	—	51	—	—	—	(51)	—		—
Real estate tax settlement	—	(1)	—	—	—	—	—		(1)

Total operating expenses	1,731	589	79	(117)	(36)	—	(3)		2,243
Gain (loss) on sale of disposal of property and equipment	(1)	—	—	—	—	—	—		(1)
Proceeds from terminated sale	5	—	—	—	—	—	—		5
Transaction expenses	(21)	—	—	—	—	—	—		(21)
Income (loss) from unconsolidated affiliates	—	—	—	—	—	—	—		—

Operating income (loss)	307	91	18	(24)	2	—	3		397
OTHER INCOME (EXPENSE):
Interest expense, net	(172)	(4)	—	—	—	—	(116)	(3)	(292)
Loss on early retirement of debt, net	—	(1)	—	—	—	—	—		(1)
Unrealized loss on restricted investment	(3)	—	—	—	—	—	—		(3)
Other non-operating income	—	—	—	—	—	—	—		—

Total other expense	(175)	(5)	—	—	—	—	(116)		(296)

NET INCOME (LOSS) BEFORE INCOME TAXES	132	86	18	(24)	2	—	(113)		101
(Provision) benefit for income taxes	(40)	(24)	—	5	(2)	—	26	(4)	(35)

NET INCOME (LOSS)	$92	$62	$18	$(19)	$—	$—	$(87)		$66

	Historical			Pro Forma
	Six Months Ended June 30, 2019	Period from January 1, 2019 to January 10, 2019	Period from January 1, 2019 to March 7, 2019	Six Months Ended June 30, 2019
	Eldorado Resorts Inc	Presque Isle Downs & Casino	Lady Luck Casino Nemacolin	Eldorado Resorts Inc (adjusted for disposition of PID and Nemacolin)
REVENUES:
Casino and pari-mutuel commissions	$928	$(3)	$(4)	$921
Food and beverage	151	—	—	151
Hotel	143	—	—	143
Other	51	—	—	51

Net revenues	1,273	(3)	(4)	1,266
EXPENSES:
Casino and pari-mutuel commissions	414	(2)	(3)	409
Food and beverage	120	—	—	120
Hotel	49	—	—	49
Other	22	—	—	22
Marketing and promotions	64	—	—	64
General and administrative	237	—	(1)	236
Corporate	38	—	—	38
Impairment Charges	1	—	—	1
Depreciation and amortization	114	—	—	114

Total operating expenses	1,059	(2)	(4)	1,053
Gain (loss) on sale of disposal of property and equipment	22	—	—	22
Transaction expenses	(9)	—	—	(9)
Income (loss) from unconsolidated affiliates	(1)	—	—	(1)

Operating income (loss)	226	(1)	—	225
OTHER INCOME (EXPENSE):
Interest expense, net	(145)	—	—	(145)
Unrealized loss on restricted investment	(3)	—	—	(3)

Total other expense	(148)	—	—	(148)

NET INCOME (LOSS) BEFORE INCOME TAXES	78	(1)	—	77
(Provision) benefit for income taxes	(21)	—	—	(21)

NET INCOME (LOSS)	$57	$(1)	$—	$56

1)

Tropicana has a lease agreement with respect to the land and building on which MontBleu operates through December 31, 2028. The fair value of the unfavorable lease liability balance is approximately $27 million. The following table illustrates the pro forma adjustments to amortization expense for the period from January 1, 2018 to September 30, 2018 (dollars in millions):

Tropicana
To eliminate historical amortization expense related to the unfavorable lease liability	$—
To record new amortization expense related to the fair value of the unfavorable lease liability	(2)

Total adjustments to general and administrative expenses	$(2)

2)

Represents an adjustment to historical depreciation and amortization expense as a result of fair value of PP&E and intangible assets recognized for Elgin for the period from January 1, 2018 to August 6, 2018 and for Tropicana for the period from January 1, 2018 to September 30, 2018. The following table illustrates the pro forma adjustments to depreciation and amortization expense (dollars in millions):

	Elgin	Tropicana	Total
To eliminate historical depreciation and amortization related to PP&E and intangibles	$(4)	$(60)	$(64)
To record new depreciation expense related to the fair value adjustment to PP&E	3	54	57
To record new amortization expense related to the fair value adjustments to intangibles	4	2	6

Total adjustments to depreciation and amortization expense	$3	$(4)	$(1)

3)

Reflects adjustments to interest expense as a result of current and long-term debt for borrowings to fund the Elgin and Tropicana Acquisition net of aggregate reductions in long-term debt (including unamortized original issuance discounts and unamortized deferred financing cost). The following table illustrates the pro forma adjustments to interest expense for Elgin for the period from January 1, 2018 to August 6, 2018 and for Tropicana for the period from January 1, 2018 to September 30, 2018 (dollars in millions):

	Elgin	Tropicana	Total
Interest expense on the Notes	$—	$(28)	$(28)
Interest expense on Revolving Credit Facility	(5)	—	(5)
Interest expense on Lumière Note	—	(17)	(17)
Interest expense on GLPI liability	—	(74)	(74)
Reversal of ERI’s historical interest expense	—	4	4
Reversal of Tropicana’s historical net interest expense and amortization of deferred financing cost	—	4	4

Total adjustments to interest expense, net	$(5)	$(111)	$(116)

4)	The income tax adjustment assumes income taxes based on ERI’s historical statutory tax rate.

5)

Certain reclassifications have been recorded to the historical financial statements of Elgin and Tropicana to provide comparability and consistency for the post-combined company presentation. Reclassifications were made among revenue components to classify certain revenue streams consistently between the companies. These included presenting expired slot tickets in gaming revenue and other supporting revenue activities such as spa and room rentals as other revenue. Reclassifications were also made between expense line items, such as casino, gaming taxes and other costs, as well as marketing and promotions and general and administrative. Certain reclassifications were required to remain consistent with the changes made within revenue reclassifications.

6)

Column reflects adjustments related to the exclusion of Tropicana Aruba, as it was not part of the acquisition of Tropicana by ERI. The following tables discuss the adjustments related to the exclusion of Tropicana Aruba (dollars in millions):

	Historical
	Nine Months Ended September 30, 2018
	Tropicana	Aruba	Tropicana (As adjusted for Aruba)
REVENUES:
Casino	$440	$(2)	$438
Food and beverage	92	(2)	90
Hotel	137	(10)	127
Other	25	—	25

Net operating revenues	694	(14)	680

EXPENSES:
Casino	177	(1)	176
Food and beverage	74	(2)	72
Hotel	51	(3)	48
Marketing and promotions	55	—	55
General and administrative	115	(3)	112
Impairment charges	1	—	1
Maintenance and utilities	54	(3)	51
Real estate tax settlement	(1)	—	(1)
Depreciation and amortization	61	(1)	60
Other	15	—	15

Total operating expenses	602	(13)	589

OPERATING INCOME	92	(1)	91
OTHER INCOME (EXPENSE):
Interest expense, net	(4)	—	(4)
Gain (loss) on extinguishment of debt	(1)	—	(1)
Other non-operating income	—	—	—

Total other expense	(5)	—	(5)

NET INCOME (LOSS) BEFORE INCOME TAXES	87	(1)	86
(Provision) benefit for income taxes	(24)	—	(24)

Net income (loss)	$63	$(1)	$62

s)

Represents the income per share, taking into consideration the pro forma weighted average shares outstanding calculated including the issuance of ERI common stock in the Merger, as described in Note 1, assuming the shares were outstanding for the six months ended June 30, 2019 and the year ended December 31, 2018.

Pro Forma Basic Weighted Average Shares (shares in millions)	Six months ended June 30, 2019	Year ended December 31, 2018
Historical ERI weighted average shares outstanding	78	78
Issuance of shares to Caesars common stock shareholders	76	76

Pro forma weighted average shares (basic)	154	154

Pro Forma Basic Diluted Average Shares (shares in millions)	Six months ended June 30, 2019	Year ended December 31, 2018
Historical ERI weighted average shares outstanding	78	78
Issuance of shares to Caesars common stock shareholders	76	76
Issuance of ERI replacement award to Caesars equity award holders (i)	—	—

Pro forma weighted average shares (diluted)	154	154

(i)	Excluded from the computation of pro forma diluted weighted average shares as their effect would be anti-dilutive.

Note 4—Unaudited pro forma financial statement reclassification adjustments

Certain reclassifications have been recorded to the historical financial statements of ERI and Caesars to provide comparability and consistency for the anticipated post-combined company presentation.

Reclassifications were made between certain balance sheet accounts to provide consistency in presentation.

Reclassifications were made among revenue components to classify certain revenue streams consistently between the companies.

Reclassifications were also made between expense line items, such as Property, general, administrative and other, marketing and promotions, and impairment charges.

The reclassifications reflect the anticipated presentation of the post-combination company’s financial statements and are subject to change. Basis on the preliminary analysis, ERI’s and Caesars’ accounting policies are in alignment.

COMPARATIVE PER SHARE MARKET PRICE, DIVIDEND AND OTHER DATA

ERI common stock is listed and traded on NASDAQ under the symbol “ERI.” Caesars common stock is listed and traded on NASDAQ under the symbol “CZR.” The following table sets forth, for the fiscal quarters indicated, the high and low sale price per share of ERI common stock and Caesars common stock, respectively, as reported on NASDAQ. On October 9, 2019, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, there were 77,769,501 shares of ERI common stock outstanding, of which 77,545,678 shares were issued and 223,823 shares were held in treasury, and there were 726,891,346 total shares of Caesars common stock issued, of which 687,531,199 were outstanding (including the Escrow Trust Shares) and 39,360,147 shares were held in treasury.

	ERI
	High	Low
For the fiscal quarter ended:
2017
March 31, 2017	$19.85	$14.90
June 30, 2017	$21.83	$17.30
September 30, 2017	$25.98	$18.80
December 31, 2017	$34.03	$23.95
2018
March 31, 2018	$38.45	$29.16
June 30, 2018	$46.45	$31.80
September 30, 2018	$50.00	$38.20
December 31, 2018	$50.64	$31.87
2019
March 31, 2019	$51.05	$34.64
June 30, 2019	$54.99	$43.04
September 30, 2019	$49.93	$35.41
October 1, 2019 through October 9, 2019	$41.10	$37.95

	Caesars
	High	Low
For the fiscal quarter ended:
2017
March 31, 2017	$10.50	$8.18
June 30, 2017	$13.05	$9.20
September 30, 2017	$13.45	$10.95
December 31, 2017	$13.60	$11.60
2018
March 31, 2018	$14.50	$10.65
June 30, 2018	$13.54	$10.45
September 30, 2018	$11.90	$8.55
December 31, 2018	$11.28	$5.84
2019
March 31, 2019	$9.81	$6.49
June 30, 2019	$11.87	$8.52
September 30, 2019	$12.23	$11.16
October 1, 2019 through October 9, 2019	$11.80	$11.56

The following table sets forth the closing sale price per share of Caesars common stock and ERI common stock as of June 21, 2019, the last trading day prior to the public announcement of the Merger, and as of October 9, 2019, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus.

	Caesars Common Stock	ERI Common Stock
June 21, 2019	$9.99	$51.22
October 9, 2019	$11.65	$39.09

The market value of the ERI common stock to be issued in exchange for shares of Caesars common stock upon the consummation of the Merger will not be known at the time of the Caesars Special Meeting or when Caesars stockholders make their election to receive the Cash Election Consideration or the Stock Election Consideration. The above tables show only historical comparisons. Because the market prices of ERI common stock and Caesars common stock will likely fluctuate prior to the Merger, these comparisons may not provide meaningful information to Caesars stockholders in determining whether to adopt the Merger Agreement and approve the Merger or what form of Merger Consideration to elect. Stockholders are encouraged to obtain current market quotations for ERI common stock and Caesars common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. Please refer to “Where You Can Find More Information” beginning on page 270.

The value of ERI common stock to be received by Caesars stockholders upon consummation of the Merger will depend on the market price of ERI common stock at the Effective Time. Accordingly, no assurance can be given as to the market price of ERI common stock at or after the Effective Time. The market price of ERI common stock will continue to fluctuate after the Effective Time. Please refer to “Risk Factors” beginning on page 48.

As a result of the proration procedures in the Merger Agreement, if a particular form of Merger Consideration is oversubscribed, then an election for that form of Merger Consideration will be prorated and reallocated. Please refer to “The Merger—Electing the Form of Merger Consideration” beginning on page 175.

The following table sets forth for the period presented certain per share information for ERI common stock and Caesars common stock on a historical basis and on an unaudited pro forma basis after giving effect to the Merger, under the acquisition method of accounting. The unaudited pro forma Caesars equivalent information was calculated by multiplying the pro forma per share amounts listed by ERI by the quotient determined by dividing the ERI common stock to be issued in the Merger by the number of shares of Caesars common stock to be converted into shares of ERI common stock, so that the per share amounts are equated to the respective values for one share of Caesars common stock. This quotient represents the fraction of a share of ERI common stock that a Caesars stockholder receiving only ERI common stock would receive. This computation assumes that (a) the ERI Common Stock VWAP was equal to the closing price of ERI common stock on June 21, 2019 (the last trading day before announcement of the Merger) of $51.22, (b) at the Effective Time (i) there would be 682,161,838 shares (which includes the Escrow Trust Shares) of Caesars common stock outstanding of which 241,538,901 would be converted into shares of ERI common stock, (ii) total cash consideration to be paid would be approximately $5.7 billion and (iii) 61,326,350 shares of ERI common stock would be issued in the Merger, resulting in a Caesars stockholder electing to receive only the Stock Election Consideration receiving 0.254 shares of ERI common stock for each share of Caesars common stock.

You should read this information in conjunction with (a) the selected historical consolidated financial data included elsewhere in this joint proxy statement/prospectus, (b) the historical consolidated financial statements of ERI and Caesars and the related notes which are incorporated by reference into this joint proxy statement/prospectus and (c) the unaudited pro forma financial information and related notes included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma per share information does not purport to represent what the actual results of operations of ERI and Caesars would have been had the Merger been consummated in another period or to project ERI’s and Caesars’ results of operations that may be achieved if the Merger is consummated.

For Year Ended December 31, 2018	ERI Historical	Caesars Historical	ERI Unaudited Pro Forma Combined	Caesars Unaudited Pro Forma Equivalent
Net income (loss) per share (basic)	$1.23	$0.44	$(2.87)	$(0.73)
Net income (loss) per share (diluted)	$1.22	$0.41	$(2.87)	$(0.73)
Cash dividends per share	—	—	—	—

For Six Months Ended June 30, 2019 (unaudited)	ERI Historical	Caesars Historical	ERI Unaudited Pro Forma Combined	Caesars Unaudited Pro Forma Equivalent
Net income (loss) per share (basic)	$0.74	$(0.79)	$(2.50)	$(0.64)
Net income (loss) per share (diluted)	$0.73	$(0.79)	$(2.50)	$(0.64)
Book value per share at period end	$13.96	$4.02	$15.33	$3.89
Cash dividends per share	—	—	—	—

Neither ERI nor Caesars has historically paid dividends. ERI does not currently expect to pay dividends on its common stock.

Under the terms of the Merger Agreement, Caesars is prohibited from declaring dividends from the date of the Merger Agreement until termination of the Merger Agreement or the consummation of the Merger without ERI’s consent, except for dividends paid by a subsidiary of Caesars to Caesars or to other wholly owned subsidiaries of Caesars.

THE ERI SPECIAL MEETING

This joint proxy statement/prospectus is being provided to ERI stockholders as part of a solicitation of proxies by the ERI Board for use at the ERI Special Meeting. This joint proxy statement/prospectus contains important information regarding the ERI Special Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

Stockholders who owned shares of ERI common stock at the close of business on October 4, 2019, the record date for the ERI Special Meeting, are entitled to receive notice of, attend and vote at the ERI Special Meeting. As of the close of business on the record date, there were 77,545,678 shares of ERI common stock outstanding.

Date, Time and Place	The ERI Special Meeting will be held on November 15, 2019, at 9:00 a.m., Pacific Time, at Eldorado Resort Casino, 345 N. Virginia St., Reno, Nevada 89501.

Purpose of the ERI Special Meeting	The ERI Special Meeting will be held for the purpose of considering and acting upon the following matters:

ERI Proposal No. 1—Approval of the Share Issuance (Item 1 on the ERI proxy card). To approve the Share Issuance;

ERI Proposal No. 2—Approval of the Delaware Conversion (Item 2 on the ERI proxy card). To approve, subject to and promptly following the consummation of the Merger, the reincorporation of ERI from Nevada to Delaware;

ERI Proposal No. 3—Approval of the ERI A&R Nevada Charter (Item 3 on the ERI proxy card). To approve the ERI A&R Nevada Charter, to be effective upon consummation of the Merger if (and only if) the Delaware Conversion is not approved; and

ERI Proposal No. 4—Adjournment of the ERI Special Meeting (Item 4 on the ERI proxy card). To approve one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting.

The ERI Board unanimously recommends that ERI stockholders vote FOR each of the proposals presented at the ERI Special Meeting.

Who Can Vote at the ERI Special Meeting	The ERI Board has fixed the close of business on October 4, 2019 as the record date for the determination of stockholders entitled to notice of and to vote at the ERI Special Meeting.

Only ERI stockholders of record at the close of business on the record date, October 4, 2019, are entitled to receive notice of, attend and vote the shares of ERI common stock that they held on that date at the ERI Special Meeting or at any adjournment of the meeting.

Attending the ERI Special Meeting	Stockholders eligible to vote at the ERI Special Meeting, or their duly authorized proxies, may attend the ERI Special Meeting. If you choose to attend the ERI Special Meeting, you must bring photo identification and the admission ticket that is part of your proxy card. If you hold shares of ERI common stock in “street name” through a broker, bank or other nominee and wish to attend the ERI Special Meeting, in addition to the above procedures, you must also bring a copy of a brokerage statement reflecting your ownership of ERI common stock as of the record date for the ERI Special Meeting. If you are a representative of a corporate or institutional stockholder, you must also present proof that you are a representative of such stockholder. A valid picture identification is required for all attendees. Cameras, recording devices and other electronic devices will not be permitted at the ERI Special Meeting.

Vote Required for the Proposals	ERI Proposal No. 1—Approval of the Share Issuance (Item 1 on the ERI proxy card). Approval of the Share Issuance requires the affirmative vote of a majority of the votes cast, in person or by proxy, on the proposal to approve the Share Issuance.

ERI Proposal No. 2—Approval of the Delaware Conversion (Item 2 on the ERI proxy card). Approval of the Delaware Conversion requires the affirmative vote by the holders of a majority of all of the outstanding shares of ERI common stock.

ERI Proposal No. 3—Approval of the ERI A&R Nevada Charter (Item 3 on the ERI proxy card). Approval of the ERI A&R Nevada Charter requires the affirmative vote by the holders of a majority of all of the outstanding shares of ERI common stock.

ERI Proposal No. 4—Adjournment of the ERI Special Meeting (Item 4 on the ERI proxy card). Approval of one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting, requires the affirmative vote of a majority of the shares of ERI common stock present, in person or by proxy, and entitled to vote on the matters at the ERI Special Meeting.

Quorum Requirement	In order to transact business at the ERI Special Meeting, it is necessary to have a quorum of ERI stockholders entitled to vote as of the record date. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding as of close of business on the record date for the ERI Special Meeting will constitute a quorum. As of October 4, 2019, the record date for the ERI Special Meeting, 77,545,678 shares of ERI common stock were outstanding. Abstentions will be included in the calculation of the number of shares considered present at the ERI Special Meeting for purposes of establishing a quorum. Broker non-votes will not be included in the calculation of the number of shares considered present at the meeting for purposes of establishing a quorum. In the event that a quorum is not present at the ERI Special Meeting, ERI expects that the ERI Special Meeting will be adjourned to solicit additional proxies.

Shares Owned by ERI Directors and Executive Officers	At the close of business on October 4, 2019, the record date for the ERI Special Meeting, directors and executive officers of ERI beneficially owned and were entitled to vote, in the aggregate, approximately 1,080,368 issued and outstanding shares of ERI common stock, representing approximately 1.39% of the shares of ERI common stock outstanding on that date. The directors and executive officers of ERI have informed ERI that they intend to vote all of the shares of ERI common stock they are entitled to vote (a) FOR the proposal to approve the Share Issuance, (b) FOR the proposal to approve the Delaware Conversion, (c) FOR the proposal to approve the ERI A&R Nevada Charter and (d) FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting.

Methods of Voting—Stockholders of Record	If you are an ERI stockholder entitled to vote at the ERI Special Meeting, you may vote over the Internet, by telephone, by mail or in person at the ERI Special Meeting. All votes, other than votes made in person at the ERI Special Meeting, must be received by 11:59 p.m., Eastern Time, on November 14, 2019.

•

Over the Internet or by Telephone. To vote over the Internet or by telephone, please follow the instructions included on your proxy card. If you vote over the Internet or by telephone, you do not need to complete and mail a proxy card.

•

Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the ERI Special Meeting in the manner you indicate. ERI and Caesars encourage you to sign and return the proxy card even if you plan to attend the ERI Special Meeting so that your shares will be voted if you are ultimately unable to attend the ERI Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

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In Person. If your shares are registered directly in your name, you have the right to vote in person at the ERI Special Meeting. If you hold shares of ERI common stock in “street name” through a broker, bank or other nominee and you want to vote in person at the ERI Special Meeting, you must obtain a proxy from your broker, bank or other nominee and bring that proxy to the ERI Special Meeting. If you attend the ERI Special Meeting and plan to vote in person, ERI will provide you with a ballot at the ERI Special Meeting.

ERI recommends that you vote in advance even if you plan to attend the meeting so that ERI will know as soon as possible that enough votes will be present for ERI to hold the meeting. If you are a stockholder of record and attend the meeting, you may vote at the meeting or deliver your completed proxy card in person.

Methods of Voting—Beneficial Owners	If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name,” and this joint proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder entitled to vote at the ERI Special Meeting for purposes of voting at the ERI Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this joint proxy statement/prospectus. As a beneficial owner, you must obtain a proxy executed in your favor from the stockholder entitled to vote your shares at the ERI Special Meeting to be able to vote your shares in person at the ERI Special Meeting. All of the proposals at the ERI Special Meeting are considered non-routine matters. As a result, your broker may not vote your shares without your specific instructions, which is called a “broker non-vote.”

Abstentions	Approval of the Share Issuance (ERI Proposal No. 1) requires the affirmative vote of a majority of the votes cast, in person or by proxy, on the proposal to approve the Share Issuance. Abstentions, which occur when shares are voted ABSTAIN with respect to one or more proposals, will not be counted as votes cast on, and will have no effect on the outcome of, the proposal to approve the Share Issuance.

Approval of the Delaware Conversion (ERI Proposal No. 2) and the ERI A&R Nevada Charter (ERI Proposal No. 3) requires the affirmative vote of the holders of a majority of all of the outstanding shares of ERI common stock. Abstentions will have the same effect as a vote AGAINST each of these proposals.

Approval of the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 4) requires the affirmative vote of the holders of a majority of the shares of ERI common stock present, in person or by proxy, and entitled to vote at the ERI Special Meeting. Abstentions will have the same effect as a vote AGAINST this proposal.

Failure to Submit a Proxy or Vote In Person; Broker Non-Votes	Failures to submit a proxy or vote in person and broker non-votes will have no effect on the proposal to approve the Share Issuance (ERI Proposal No. 1) and the proposal to approve one or more adjournments of the ERI Special Meeting (ERI Proposal No. 4), and will have the same effect as a vote AGAINST the proposal to approve the Delaware Conversion (ERI Proposal No. 2) and the proposal to approve the ERI A&R Nevada Charter (ERI Proposal No. 3).

ERI believes that brokers, banks and other nominees do not have discretionary authority to vote on ERI Proposal Nos. 1, 2, 3 or 4 absent instructions from the beneficial owner.

Failure to Provide Voting Instructions	Stockholders should specify their choice for each matter on the enclosed proxy. If no specific instructions are given, proxies that are signed and returned will be voted (a) FOR the proposal to approve the Share Issuance, (b) FOR the proposal to approve the Delaware Conversion, (c) FOR the proposal to approve the ERI A&R Nevada Charter and (d) FOR the proposal to approve one or more adjournments of the ERI Special Meeting, if appropriate.

If you grant a proxy, the persons named as proxy holders on the enclosed proxy card will vote your shares on any additional matters properly presented for a vote at the meeting as recommended by the ERI Board or, if no recommendation is given, in their own discretion.

Revoking a Proxy	If you are a stockholder entitled to vote at the ERI Special Meeting, you may revoke your proxy at any time before the vote is taken at the ERI Special Meeting. To revoke your proxy, you must do one of the following:

•	enter a new vote over the Internet or by telephone by 11:59 p.m., Eastern Time, on November 14, 2019;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on November 14, 2019;

•

provide written notice of the revocation to: Eldorado Resorts, Inc., Attention: Secretary, 100 West Liberty St., Suite 1150, Reno, Nevada 89501, which must be received by 11:59 p.m., Eastern Time, on November 14, 2019; or

•	attend the ERI Special Meeting and vote your shares in person.

If you are the beneficial owner of shares held in “street name” by a brokerage firm, bank, or other nominee, you should follow the instructions of your broker, bank, or other nominee regarding the revocation of proxies.

Solicitation of Proxies	The solicitation of proxies from ERI stockholders is made on behalf of the ERI Board. ERI and Caesars will equally share the costs and expenses of printing and mailing this joint proxy statement/prospectus. ERI has retained D.F. King & Co., Inc. to assist in the solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger or over the Internet. In addition to D.F. King & Co., Inc.’s proxy solicitation fee of $15,000 plus reasonable out-of-pocket expenses for this service, ERI will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to stockholders. Directors, officers and employees of ERI may also solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees of ERI will not be paid any additional compensation for soliciting proxies.

ERI PROPOSAL NO. 1:

APPROVAL OF THE SHARE ISSUANCE

The issuance of shares of ERI common stock in connection with the transactions contemplated by the Merger Agreement and the Merger is subject to approval by ERI stockholders as required by applicable rules of NASDAQ. If the Share Issuance is approved by ERI stockholders and the conditions to consummating the Merger as set forth in the Merger Agreement are satisfied or waived, at the Effective Time, each issued and outstanding share of Caesars common stock will be converted into the right to receive either (a) the Cash Election Consideration or (b) the Stock Election Consideration. The Merger Agreement provides that the aggregate consideration paid by ERI in respect of outstanding shares of Caesars common stock will be (i) the Aggregate Cash Amount and (ii) the Aggregate ERI Share Amount. Elections by Caesars stockholders are subject to proration such that the aggregate amount of cash paid in exchange for outstanding shares of Caesars common stock in the Merger will not exceed the Aggregate Cash Amount and the aggregate number of shares of ERI common stock issued in exchange for shares of Caesars common stock in the Merger will not exceed the Aggregate ERI Share Amount. For a detailed discussion of the terms and conditions of the Merger, see “The Merger” beginning on page 128.

Under NASDAQ listing rules, a company listed on NASDAQ is required to obtain stockholder approval for an acquisition of stock of another company if the present or potential issuance of common stock, other than a public offering for cash, may equal or exceed 20% of the voting power or the total shares outstanding on a pre-transaction basis. The aggregate number of shares of ERI common stock to be issued in the Merger is expected to be approximately 76 million (or approximately 49% of the shares of ERI common stock outstanding before such issuance) based on the number of shares of Caesars common stock and ERI common stock, and the principal amount of Caesars convertible notes, outstanding as of September 27, 2019 and will exceed 20% of the shares of ERI common stock outstanding before such issuance. For this reason, ERI must obtain the approval of ERI stockholders for the Share Issuance. ERI is asking its stockholders to approve the Share Issuance. The Share Issuance and the approval of the Share Issuance Proposal are required for the consummation of the Merger.

The affirmative vote of a majority of the votes cast, in person or by proxy, on ERI Proposal No. 1 is required for the approval of the Share Issuance. Abstentions will not be counted as votes cast on, and will have no effect on the outcome of, the proposal to approve the Share Issuance. Failures to submit a proxy or vote in person and broker non-votes will have no effect on this proposal.

The ERI Board unanimously recommends a vote FOR the Share Issuance (ERI Proposal No. 1 on the accompanying ERI proxy card).

ERI PROPOSAL NO. 2:

APPROVAL OF THE DELAWARE CONVERSION

The ERI Board has approved and recommends to ERI stockholders a proposal to change ERI’s state of incorporation from the State of Nevada to the State of Delaware (the “Delaware Conversion”). If ERI stockholders approve the Delaware Conversion, ERI will accomplish the Delaware Conversion by converting the corporation as provided in the DGCL and the NRS. For the purposes of this Proposal No. 2, we sometimes refer to ERI as “ERI-Nevada” prior to the Delaware Conversion and “ERI-Delaware” after the Delaware Conversion.

Summary

The principal effects of the Delaware Conversion, which would only occur in connection with the consummation of the Merger, will be that:

•	the affairs of ERI will cease to be governed by Nevada’s corporation laws and will become subject to Delaware’s corporation laws;

•

apart from being governed by the Delaware Charter, the Delaware Bylaws and the DGCL, the resulting Delaware corporation, “ERI-Delaware,” will be the continuation of the same entity as ERI as currently incorporated in Nevada, “ERI-Nevada,” and will continue with all of the rights, privileges and powers of ERI-Nevada subject to the differences between Nevada and Delaware law, will possess all of the properties of ERI-Nevada, will continue with all of the debts, liabilities and obligations of ERI-Nevada and will continue with the same officers and directors of ERI-Nevada immediately prior to the Delaware Conversion, as more fully described below; and

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when the Delaware Conversion becomes effective, each outstanding share of ERI-Nevada capital stock will continue to be an outstanding share of capital stock of a like class of the resulting Delaware corporation, and each outstanding option or right to acquire shares of ERI-Nevada common stock will continue to be an option or right to acquire shares of common stock of the resulting Delaware corporation, ERI-Delaware.

General Information

ERI would effect the Delaware Conversion by entering into a plan of conversion, a copy of which is attached hereto as Annex C. Approval of the Delaware Conversion will constitute approval of the plan of conversion. At the effective time of the Delaware Conversion, which would occur only if a majority of the voting power represented in person or by proxy at the ERI Special Meeting and entitled to vote on such matter votes in favor of the Delaware Conversion and only in connection with the consummation of the Merger, ERI would file with the Secretary of State of the State of Nevada articles of conversion, a copy of which is attached as Annex F, and would also file with the Secretary of State of the State of Delaware a certificate of conversion, a copy of which is attached as Annex C, and a certificate of incorporation that would govern ERI as a Delaware corporation (the “Delaware Charter”), a copy of which is attached as Annex D. In addition, the ERI Board would adopt bylaws for the resulting Delaware corporation (the “Delaware Bylaws”), a copy of which is attached as Annex E. Approval of the Delaware Conversion will constitute approval of the Delaware Charter and the Delaware Bylaws.

Apart from being governed by the Delaware Charter, the Delaware Bylaws and the DGCL, for all other purposes, ERI-Delaware will continue as the same entity as ERI-Nevada immediately prior to the Delaware Conversion. ERI-Delaware will also continue with all of the rights, privileges and powers of ERI-Nevada subject to the differences between Nevada and Delaware law, will possess all of the properties of ERI-Nevada, will continue with all of the debts, liabilities and obligations of ERI-Nevada and will continue with the same officers and directors of ERI-Nevada immediately prior to the Delaware Conversion.

After the Delaware Conversion, ERI will continue to be a publicly held company and the shares of ERI common stock will continue to be traded, without interruption, on NASDAQ under ERI’s then-current symbol.

ERI will continue to file periodic reports and other documents with the SEC and provide to its stockholders the same type of information that it has previously filed and provided. Stockholders who own shares of ERI common stock that are freely tradable prior to the Delaware Conversion will continue to have freely tradable shares, and stockholders holding restricted shares of ERI common stock will continue to hold their shares subject to the same restrictions on transfer to which their shares are presently subject. In summary, the Delaware Conversion will not change the respective positions under federal securities laws of ERI or its stockholders.

Reasons for the Delaware Conversion

Pursuant to the terms of the Merger Agreement, ERI has agreed to use its reasonable best efforts to solicit proxies in favor of the Delaware Conversion from its stockholders and take all other action necessary or advisable to secure the vote of its stockholders to obtain such approval. Caesars is currently a Delaware corporation.

Delaware is a nationally recognized leader in adopting and implementing comprehensive and flexible corporate laws. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws, including the NRS.

In addition, Delaware has established a specialized court, the Court of Chancery, that has exclusive jurisdiction over matters relating to the DGCL. In the Court of Chancery, corporate cases are heard by judges, without juries, who have many years of experience with corporate issues. Traditionally, this has meant that the Delaware courts are able in most cases to process corporate litigation relatively quickly and effectively. By comparison, many states, including Nevada, do not have a specialized judiciary for matters relating to corporate issues.

Delaware courts have developed considerable expertise in dealing with corporate legal issues and produced a substantial body of case law construing the DGCL, with multiple cases concerning areas that no Nevada court has considered. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law should serve to enhance the relative clarity and predictability of many areas of corporate law, which should offer added advantages to ERI by allowing the ERI Board and ERI’s management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions.

Reincorporation from Nevada to Delaware may also make it easier to attract future candidates willing to serve on the ERI Board, because many such candidates are already familiar with Delaware corporate law, including provisions relating to director indemnification, from their past business experience.

In addition, Delaware is a preferred jurisdiction of organization for large publicly traded companies. Based on publicly available data, over half of publicly traded corporations in the United States and over two-thirds of the Fortune 500 companies are incorporated in Delaware.

Moreover, Delaware law is more favorable to stockholders with respect to the ability of stockholders to remove directors. Specifically, the NRS only permits stockholders to remove a director from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote. The DGCL, on the other hand, only requires the vote of the holders of a majority of the shares entitled to vote in the election of directors (except in limited circumstances).

Changes as a Result of the Delaware Conversion

If the Delaware Conversion Proposal is approved, the Delaware Conversion will effect a change in the legal domicile of ERI and other changes of a legal nature, the most significant of which are described below under “—Comparison of ERI Stockholders’ Rights Before and After the Merger and the Delaware Conversion”

beginning on page 114. The Delaware Conversion is not expected to affect any of ERI’s material contracts with any third parties and ERI’s rights and obligations under such material contractual arrangements will continue as rights and obligations of ERI as a Delaware corporation. The Delaware Conversion itself will not result in any change in headquarters, business, jobs, management, location of any of ERI’s offices or facilities, number of employees, assets, liabilities or net worth (other than as a result of the costs incident to the Delaware Conversion), or officers and directors of ERI. In addition, because approval of the Delaware Conversion includes approval of the Delaware Charter, ERI’s name will change to Caesars Entertainment, Inc.

Mechanism for Reincorporation into Delaware

The process for reincorporating ERI from Nevada to Delaware calls for the articles of conversion to be filed with the Secretary of State of the State of Nevada and for the Delaware Charter and a certificate of conversion to be filed with the Secretary of State of the State of Delaware at approximately the time desired for the Delaware Conversion to take effect.

The Plan of Conversion

The Delaware Conversion will be effected pursuant to the plan of conversion. The plan of conversion provides that ERI will convert into a Delaware corporation, with all of the assets, rights, privileges and powers of ERI-Nevada, and all property owned by ERI-Nevada, all debts due to ERI-Nevada, as well as all other causes of action belonging to ERI-Nevada immediately prior to the conversion, remaining vested in ERI-Delaware following the conversion. ERI-Delaware will be a continuation of the same entity following the conversion. The directors and officers of ERI-Nevada immediately prior to the Delaware Conversion, as described further in the section entitled “The Merger—Composition of the ERI Board and Management Following the Merger,” will be the directors and officers of ERI-Delaware.

At the effective time of the Delaware Conversion, each then-outstanding share of ERI-Nevada common stock will automatically be converted into one share of common stock of the resulting Delaware corporation. Existing stockholders of ERI will not be required to exchange existing stock certificates for new stock certificates. Following the effective time of the Delaware Conversion, any pre-Delaware Conversion shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Delaware Conversion shares. Stockholders of ERI should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.

Pursuant to the Delaware Conversion, ERI-Delaware will assume all of ERI-Nevada’s obligations related to convertible equity securities and other rights to purchase ERI-Nevada common stock. ERI-Nevada’s outstanding convertible securities consist of options to purchase ERI-Nevada common stock granted under ERI’s incentive plans. Each outstanding option to purchase shares of ERI-Nevada common stock will be converted into an option to purchase a number of shares of ERI-Delaware common stock on the same terms and conditions as in effect immediately prior to the Delaware Conversion.

Effect of Vote for the Delaware Conversion

A vote in favor of the Delaware Conversion Proposal is a vote to approve the plan of conversion and therefore the Delaware Conversion. A vote in favor of the Delaware Conversion Proposal is also effectively a vote in favor of the Delaware Charter and the Delaware Bylaws.

Effective Time

If the Delaware Conversion Proposal is approved, the Delaware Conversion will become effective upon the filing of, and at the date and time specified in (as applicable), the articles of conversion filed with the Secretary of State of the State of Nevada and the certificate of conversion and the Delaware Charter filed with the Secretary of State of the State of Delaware, in each case upon acceptance thereof by the Secretary of State of the State of Nevada and the Secretary of State of the State of Delaware. Pursuant to the terms of the Merger Agreement, if the Delaware Conversion is approved, ERI will cause the Delaware Conversion to become effective promptly following the consummation of the Merger.

Effect of Not Obtaining the Required Vote for Approval

If the Delaware Conversion Proposal fails to obtain the requisite vote for approval, the Delaware Conversion will not be consummated and ERI will continue to be incorporated in Nevada and be subject to ERI’s current amended and restated articles of incorporation and the ERI A&R Nevada Bylaws. If, however, the Share Issuance and the ERI A&R Nevada Charter are approved but the Delaware Conversion is not approved, following the consummation of the Merger, ERI’s current amended and restated articles of incorporation will be replaced with the ERI A&R Nevada Charter.

Comparison of ERI Stockholders’ Rights Before and After the Merger and the Delaware Conversion

For a detailed comparison of ERI stockholders’ rights before and after the Merger, assuming approval of the Delaware Conversion, please refer to the section entitled “Comparison of Stockholders’ Rights” beginning on page 235.

Dissenter’s Rights

Holders of record of shares of ERI common stock who do not vote in favor of the Delaware Conversion or consent thereto in writing will not be entitled to dissenter’s rights in connection with the Delaware Conversion under Sections 92A.300—92A.500 of the NRS.

Accounting Treatment of the Delaware Conversion

The Delaware Conversion has no effect from an accounting perspective because there is no change in the entity as a result of the Delaware Conversion. Accordingly, the historical consolidated financial statements of ERI-Nevada previously reported to the SEC as of and for all periods through the date of this joint proxy statement/prospectus remain the consolidated financial statements of ERI-Delaware.

Regulatory Approval

To ERI’s knowledge, the only required regulatory or governmental approval or filing necessary in connection with the consummation of the Delaware Conversion will be (i) the filing of the articles of conversion with the Secretary of State of the State of Nevada and the filing of the Delaware Charter and the certificate of conversion with the Secretary of State of the State of Delaware, (ii) a subsequent listing application with NASDAQ and (iii) approval of or notice to the gaming authorities in certain of the jurisdictions in which ERI or its subsidiaries are or intend to become licensed.

U.S. Federal Income Tax Consequences of the Delaware Conversion

ERI believes that the reincorporation of ERI from Nevada to Delaware will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code, which involves a reorganization that is a mere change in identity, form or place of organization for a corporation. For a more detailed discussion of the U.S. federal tax considerations generally applicable to the Delaware Conversion, see “U.S. Federal Income Tax Considerations—Tax Consequences of the Delaware Conversion.”

Approval Requirements

The affirmative vote by the holders of a majority of all of the outstanding shares of ERI common stock is required for the approval of the Delaware Conversion. Abstentions will have the same effect as a vote AGAINST on the proposal to approve the Delaware Conversion. Failures to submit a proxy or vote in person and broker non-votes will have the same effect as a vote AGAINST this approval.

The ERI Board unanimously recommends a vote FOR the Delaware Conversion (ERI Proposal No. 2 on the accompanying ERI proxy card).

ERI PROPOSAL NO. 3:

APPROVAL OF THE ERI A&R NEVADA CHARTER

The ERI Board has approved and recommends to ERI stockholders the ERI A&R Nevada Charter, a copy of which is included as Annex F to this joint proxy statement/prospectus, which would take effect upon consummation of the Merger if (and only if) the Delaware Conversion is not approved. The discussion below is qualified in its entirety by reference to the full text of the ERI A&R Nevada Charter marked to show all proposed changes (additions are underlined and deletions are struck through) attached as Annex F.

Summary

The ERI A&R Nevada Charter, if approved, will make the following primary changes to ERI’s current amended and restated articles of incorporation to:

•	change the name of the new public entity to Caesars Entertainment, Inc.;

•	increase ERI’s capitalization from 200,000,000 to 300,000,000 authorized shares of a single class of common stock, par value $0.00001 per share;

•	change the maximum total number of authorized directors from fifteen (15) to eleven (11);

•	add that the articles shall be deemed to include all provisions required by the New Jersey Casino Control Act, N.J.S.A. 5:12-1 et seq. (the “New Jersey Casino Control Act”);

•

provide that, while ERI does not have a stockholder rights plan or “poison pill” currently in effect, any stockholder rights plan adopted by the ERI Board in the future shall have a triggering beneficial ownership threshold of twenty-five percent (25%) or higher and that the adoption of any such plan will be put to a vote of stockholders within 135 days of the date of adoption or automatically terminate;

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designate the state and federal courts located within the Second Judicial District Court of Washoe County, Nevada as the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of ERI, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ERI to ERI or ERI stockholders, (iii) any action asserting a claim arising pursuant to any provision of the NRS, or (iv) any action asserting a claim peculiar to the relationships among or between or among ERI and its officers, directors and stockholders, unless ERI consents in writing to the selection of an alternative forum. Notwithstanding the foregoing, this provision will not apply to any claims arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction; and

•	make certain other changes as described in more detail below under “—Comparison of ERI Stockholders’ Rights Before and After the Merger and Approval of the ERI A&R Nevada Charter” below.

Reasons for the ERI A&R Nevada Charter

Pursuant to the terms of the Merger Agreement, ERI has agreed to use its reasonable best efforts to solicit proxies in favor of the ERI A&R Nevada Charter from its stockholders and take all other action necessary or advisable to secure the vote of its stockholders to obtain such approval. In addition, in the judgment of the ERI Board, the amendments reflected in the ERI A&R Nevada Charter are desirable for the following reasons:

•	the name of the new public entity is desirable to reflect the Merger with Caesars and the identity of the combined business going forward under the iconic Caesars brand;

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the increased number of authorized number of shares of capital stock is desirable for ERI to have additional authorized shares, after consummation of the Merger, to issue in future acquisitions of other businesses or companies, for forming strategic partnerships and alliances, and for issuance under equity award plans;

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it is desirable to reduce the size of the board in order to align with the board composition contemplated by the Merger Agreement, as further described in the section entitled “The Merger—Composition of the ERI Board and Management Following the Merger”;

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inclusion of all provisions required by the New Jersey Casino Control Act is to comply with the provisions of the New Jersey Casino Control Act, which require publicly traded holding companies of casino licensees to provide in their charter documents that holders of securities of such a company are subject to the condition that if a holder thereof is found to be disqualified, such holder will dispose of such securities or such securities may be redeemed by such company (which is substantially similar to provisions already included in ERI’s current amended and restated articles of incorporation);

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the limitation on adoption of a stockholder rights plan aligns with changes that ERI has agreed in the Merger Agreement to make to its bylaws upon consummation of the Merger and is responsive to a stockholder proposal regarding adoption of stockholder rights plans made at ERI’s most recent annual meeting of stockholders; and

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having an exclusive forum for resolution of intra-corporate disputes provides a streamlined, efficient and organized process for resolution of disputes, and eliminates plaintiff forum shopping and the related practice of filing parallel lawsuits in multiple jurisdictions.

Effective Time

If the Delaware Conversion is approved, the ERI A&R Nevada Charter will not go into effect, even if it is approved by ERI stockholders. If the ERI A&R Nevada Charter is approved and the Delaware Conversion is not approved, the ERI A&R Nevada Charter will become effective upon the filing of, or at the later date and time specified in (as applicable), the ERI A&R Nevada Charter filed with the Secretary of State of the State of Nevada. Pursuant to the terms of the Merger Agreement, if the ERI A&R Nevada Charter is approved and the Delaware Conversion is not approved, ERI will cause the ERI A&R Nevada Charter to become effective at the Effective Time.

Effect of Not Obtaining the Required Vote for Approval

If neither the Delaware Conversion nor the ERI A&R Nevada Charter are approved, but the Share Issuance is approved, following consummation of the Merger ERI will remain a Nevada corporation and subject to Nevada law, ERI’s current amended and restated articles of incorporation will continue to apply and the ERI A&R Nevada Bylaws will go into effect. The consummation of the Merger is not conditioned on the approval of either the Delaware Conversion or the ERI A&R Nevada Charter.

Regulatory Approval

To ERI’s knowledge, the only required regulatory or governmental approval or filing necessary in connection with the adoption of the ERI A&R Nevada Charter will be (i) the filing of the ERI A&R Nevada Charter with the Secretary of State of the State of Nevada and (ii) approval of or notice to the gaming authorities in certain of the jurisdictions in which ERI or its subsidiaries are or intend to become licensed.

Comparison of ERI Stockholders’ Rights Before and After the Merger and Approval of the ERI A&R Nevada Charter

For a detailed comparison of ERI stockholders’ rights before and after the Merger, assuming approval of the ERI A&R Nevada Charter, please refer to the section entitled “Comparison of Stockholders’ Rights” below.

Approval Requirements

The affirmative vote by the holders of a majority of all of the outstanding shares of ERI common stock is required for the approval of the ERI A&R Nevada Charter. Abstentions will have the same effect as a vote AGAINST on the proposal to approve the ERI A&R Nevada Charter. Failures to submit a proxy or vote in person and broker non-votes will have the same effect as a vote AGAINST the proposal.

The ERI Board unanimously recommends a vote FOR the ERI A&R Nevada Charter (ERI Proposal No. 3 on the accompanying ERI proxy card).

ERI PROPOSAL NO. 4:

APPROVAL OF ONE OR MORE ADJOURNMENTS OF THE ERI SPECIAL MEETING

ERI is asking you to approve a proposal to approve one or more adjournments of the ERI Special Meeting to a later date or dates, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting. If ERI stockholders approve the adjournment proposal, ERI could adjourn the ERI Special Meeting and any adjourned session of the ERI Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against the approval of the Share Issuance. Among other things, approval of the adjournment proposal could mean that, even if ERI had received proxies representing a sufficient number of votes against the proposal to approve the Share Issuance, such that proposal would be defeated, ERI could adjourn the ERI Special Meeting without a vote on the proposal to approve the Share Issuance and seek to convince the holders of those shares to change their votes to votes in favor of that proposal. Additionally, ERI may seek to adjourn the ERI Special Meeting if a quorum is not present at the meeting.

Approval of this adjournment proposal requires the affirmative vote of a majority of the shares of ERI common stock present, in person or by proxy, and entitled to vote. In addition, even if a quorum does not exist, a majority of the shares of ERI common stock present at the ERI Special Meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will have the same effect as a vote AGAINST the proposal. Failures to submit a proxy or vote in person and broker non-votes will have no effect on this proposal.

The ERI Board unanimously recommends a vote FOR one or more adjournments of the ERI Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to approve the Share Issuance at the time of the ERI Special Meeting (ERI Proposal No. 4 on the accompanying ERI proxy card).

THE CAESARS SPECIAL MEETING

This joint proxy statement/prospectus is being provided to Caesars stockholders as part of a solicitation of proxies by the Caesars Board for use at the Caesars Special Meeting. This joint proxy statement/prospectus contains important information regarding the Caesars Special Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

Stockholders who owned shares of Caesars common stock at the close of business on October 4, 2019, the record date for the Caesars Special Meeting, are entitled to receive notice of, attend and vote at the Caesars Special Meeting. As of the close of business on the record date, there were 679,008,043 shares of Caesars common stock outstanding and entitled to vote (which does not include the Escrow Trust Shares).

Date, Time and Place	The Caesars Special Meeting will be held at 9:00 a.m., Pacific Time, on November 15, 2019, in the Tuscana Chapel at Caesars Palace, One Caesars Palace Drive, Las Vegas, Nevada 89109.

Purpose of the Caesars Special Meeting	At the Caesars Special Meeting, Caesars stockholders will be asked to vote on the following proposals:

Caesars Proposal No. 1—Adoption of the Merger Agreement and Approval of the Merger (Item 1 on the proxy card). To adopt the Merger Agreement and to approve the Merger;

Caesars Proposal No. 2—Non-Binding, Advisory Approval of the Compensation That Will or May Become Payable to Caesars’ Named Executive Officers in Connection with the Merger (Item 2 on the Caesars proxy card). To approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger; and

Caesars Proposal No. 3—Adjournment of the Caesars Special Meeting (Item 3 on the Caesars proxy card). To approve one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting.

The Caesars Board unanimously recommends that Caesars stockholders vote FOR each of the proposals presented at the Caesars Special Meeting.

Who Can Vote at the Caesars Special Meeting	The Caesars Board has fixed the close of business on October 4, 2019 as the record date for the determination of stockholders entitled to notice of and to vote at the Caesars Special Meeting.

Only Caesars stockholders of record at the close of business on the record date, October 4, 2019, are entitled to receive notice of, attend and vote the shares of Caesars common stock that they held on that date at the Caesars Special Meeting or at any adjournment of the meeting.

Attending the Caesars Special Meeting	Stockholders eligible to vote at the Caesars Special Meeting, or their duly authorized proxies, may attend the Caesars Special Meeting. If you choose to attend the Caesars Special Meeting, you must bring photo identification and the admission ticket that is part of your proxy card. If you hold shares in “street name” through a broker, bank or other nominee and wish to attend the Caesars Special Meeting, in addition to the above procedures, you must also bring a copy of a brokerage statement reflecting your ownership of Caesars common stock as of the record date for the Caesars Special Meeting. If you are a representative of a corporate or institutional stockholder, you must also present proof that you are a representative of such stockholder. A valid picture identification is required for all attendees. Cameras, recording devices and other electronic devices will not be permitted at the Caesars Special Meeting.

Vote Required for the Proposals	Caesars Proposal No. 1—Adoption of the Merger Agreement and Approval of the Merger (Item 1 on the Caesars proxy card). Adoption of the Merger Agreement and approval of the Merger requires the affirmative vote of the holders of a majority of the shares of Caesars common stock outstanding and entitled to vote as of the close of business on the record date for the Caesars Special Meeting.

Caesars Proposal No. 2—Non-Binding, Advisory Approval of the Compensation That Will or May Become Payable to Caesars’ Named Executive Officers in Connection with the Merger (Item 2 on the Caesars proxy card). The affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Caesars Special Meeting will be required to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger. Because the vote is advisory in nature, it will not be binding on Caesars, and failure to receive the vote required for approval will not change Caesars’ obligations to pay the merger-related compensation, in accordance with the terms of the applicable agreements and arrangements.

Caesars Proposal No. 3—Adjournment of the Caesars Special Meeting (Item 3 on the Caesars proxy card). Approval of one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting, requires the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote at the Caesars Special Meeting.

Quorum Requirement

In order to transact business at the Caesars Special Meeting, it is necessary to have a quorum of Caesars stockholders entitled to vote as of the record date. A majority of the outstanding shares of common stock entitled to vote at the Caesars Special Meeting, being present in person or represented by proxy, will constitute a quorum. As of October 4, 2019, the record date for the Caesars Special Meeting,

679,008,043 shares of Caesars common stock were outstanding and entitled to vote (which does not include the Escrow Trust Shares). Abstentions will be counted as present at the Caesars Special Meeting for purposes of determining the presence of a quorum. Broker non-votes will not be included in the calculation of the number of shares considered present at the Caesars Special Meeting for purposes of establishing a quorum. In the event that a quorum is not present at the Caesars Special Meeting, Caesars expects that the Caesars Special Meeting will be adjourned to solicit additional proxies.

Shares Owned by Caesars Directors and Executive Officers	At the close of business on the record date for the Caesars Special Meeting, directors and executive officers of Caesars beneficially owned and were entitled to vote, in the aggregate, approximately 1,637,261 issued and outstanding shares of Caesars common stock, representing approximately 0.24% of the shares of Caesars common stock outstanding and entitled to vote on that date. The directors and executive officers of Caesars have informed Caesars that they intend to vote all of the shares of Caesars common stock they are entitled to vote (a) FOR the proposal to adopt the Merger Agreement and approve the Merger, (b) FOR the proposal to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger and (c) FOR the proposal to approve one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting.

Methods of Voting—Stockholders of Record	If you are a Caesars stockholder entitled to vote at the Caesars Special Meeting, you may vote over the Internet, by telephone, by mail or in person at the Caesars Special Meeting. All votes, other than votes made in person at the Caesars Special Meeting, must be received by 11:59 p.m., Eastern Time, on November 14, 2019.

Over the Internet or by Telephone. To vote over the Internet or by telephone, please follow the instructions included on your proxy card. If you vote over the Internet or by telephone, you do not need to complete and mail a proxy card.

Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Caesars Special Meeting in the manner you indicate. ERI and Caesars encourage you to sign and return the proxy card even if you plan to attend the Caesars Special Meeting so that your shares will be voted if you are ultimately unable to attend the Caesars Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

In Person. If your shares are registered directly in your name, you have the right to vote in person at the Caesars Special Meeting. If you hold shares of Caesars common stock in “street name” through a broker, bank or other nominee and you want to vote in person at the Caesars Special Meeting, you must obtain a proxy from your broker, bank or other nominee and bring that proxy to the Caesars Special Meeting. If you attend the Caesars Special Meeting and plan to vote in person, Caesars will provide you with a ballot at the Caesars Special Meeting.

Methods of Voting—Beneficial Owners	If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name,” and this joint proxy statement/prospectus is being sent to you by that organization. The organization holding your account is considered to be the stockholder entitled to vote at the Caesars Special Meeting for purposes of voting at the Caesars Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this joint proxy statement/prospectus. As a beneficial owner, you must obtain a proxy executed in your favor from the stockholder entitled to vote your shares at the Caesars Special Meeting to be able to vote your shares in person at the Caesars Special Meeting. All of the proposals at the Caesars Special Meeting are considered non-routine matters. As a result, your broker may not vote your shares without your specific instructions, which is called a “broker non-vote.”

Abstentions	The adoption of the Merger Agreement and the approval of the Merger (Caesars Proposal No. 1) requires the affirmative vote of the holders of a majority of the shares of Caesars common stock outstanding and entitled to vote as of the close of business on the record date for the Caesars Special Meeting. Abstentions will have the same effect as a vote AGAINST the proposal to adopt the Merger Agreement and approve the Merger.

Approval of the proposal to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger (Caesars Proposal No. 2) and the proposal to approve one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting (Caesars Proposal No. 3), requires the affirmative vote of the holders of a majority of the shares of Caesars common stock present, in person or by proxy, and entitled to vote at the Caesars Special Meeting (assuming a quorum of stockholders is represented in person or by proxy). Abstentions will have the same effect as a vote AGAINST these proposals.

Failure to Submit a Proxy or Vote In Person; Broker Non-Votes

Failures to submit a proxy or vote in person and broker non-votes will have the same effect as a vote AGAINST the proposal to adopt the Merger Agreement and approve the Merger (Caesars Proposal No. 1),

and will have no effect on either the proposal to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger (Caesars Proposal No. 2) or the proposal to approve one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting (Caesars Proposal No. 3).

Caesars believes that brokers, banks and other nominees do not have discretionary authority to vote on Caesars Proposal Nos. 1, 2 or 3 absent instructions from the beneficial owner.

Failure to Provide Voting Instructions	Stockholders should specify their choice for each matter on the enclosed proxy. If no specific instructions are given, proxies that are signed and returned will be voted (a) FOR the proposal to adopt the Merger Agreement and approve the Merger, (b) FOR the proposal to approve, on an advisory basis, the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger and (c) FOR the proposal to approve one or more adjournments of the Caesars Special Meeting, if appropriate.

If you grant a proxy, the persons named as proxy holders on the enclosed proxy card will vote your shares on any additional matters properly presented for a vote at the meeting as recommended by the Caesars Board or, if no recommendation is given, in their own discretion.

Revoking a Proxy	If you are a stockholder entitled to vote at the Caesars Special Meeting, you may revoke your proxy at any time before the vote is taken at the Caesars Special Meeting. To revoke your proxy, you must do one of the following:

•	enter a new vote over the Internet or by telephone by 11:59 p.m., Eastern Time, on November 14, 2019;

•	sign and return another proxy card, which must be received by 11:59 p.m., Eastern Time, on November 14, 2019;

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provide written notice of the revocation to: Caesars Entertainment Corporation, Attention: Corporate Secretary, One Caesars Palace Drive, Las Vegas, Nevada 89109, which must be received by 11:59 p.m., Eastern Time, on November 14, 2019; or

•	attend the Caesars Special Meeting and vote your shares in person.

If you are the beneficial owner of shares held in “street name” by a brokerage firm, bank or other nominee, you should follow the instructions of your broker, bank or other nominee regarding the revocation of proxies.

Solicitation of Proxies	The solicitation of proxies from Caesars stockholders is made on behalf of the Caesars Board. ERI and Caesars will equally share the costs and expenses of printing and mailing this joint proxy statement/prospectus. Caesars has retained Morrow Sodali LLC to assist in the solicitation of proxies. Solicitations may be made personally or by mail, facsimile, telephone, messenger or over the Internet. In addition to Morrow Sodali LLC’s proxy solicitation fee of $50,000 plus reasonable out-of-pocket expenses for this service, Caesars will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to stockholders. Directors, officers and employees of Caesars may also solicit proxies in person, by telephone or by other means of communication. Directors, officers and employees of Caesars will not be paid any additional compensation for soliciting proxies.

As described under “The Merger—Electing the Form of Merger Consideration” beginning on page 175, each Caesars stockholder as of the close of business on the record date set for such purpose will receive an election form and other appropriate and customary transmittal materials. If your shares of Caesars common stock are held in “street name” through a brokerage firm, bank or other nominee, you will receive instructions from your brokerage firm, bank or other nominee as to how to effect the surrender of your “street name” shares of Caesars common stock in exchange for the Merger Consideration.

CAESARS PROPOSAL NO. 1:

ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER

Caesars is submitting the Merger Agreement to its stockholders at the Caesars Special Meeting, at which the Merger Agreement will be considered and a vote taken on a proposal for its adoption and for the approval of the Merger.

For a summary of the terms and conditions of the Merger and the Merger Agreement, including the background of the Merger, see “The Merger” beginning on page 128 and “The Merger Agreement” beginning on page 193. As discussed in “The Merger—Caesars Board’s Reasons for the Merger and Recommendation of the Caesars Board” beginning on page 152, the Caesars Board unanimously approved and declared advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and declared it to be in the best interests of Caesars and its stockholders.

The proposal to adopt the Merger Agreement and approve the Merger requires the affirmative vote of holders of a majority of the issued and outstanding shares of Caesars common stock entitled to vote as of the record date for the Caesars Special Meeting. Abstentions will have the same effect as a vote AGAINST the proposal. Failures to submit a proxy or vote in person and broker non-votes will have the same effect as a vote AGAINST the proposal.

The Caesars Board unanimously recommends a vote FOR the adoption of the Merger Agreement and approval of the Merger (Caesars Proposal No. 1 on the accompanying Caesars proxy card).

CAESARS PROPOSAL NO. 2:

NON-BINDING, ADVISORY APPROVAL OF THE COMPENSATION THAT WILL OR MAY BECOME PAYABLE TO CAESARS’ NAMED EXECUTIVE OFFICERS

Section 951 of the Dodd-Frank Act and Rule 14a-21(c) under the Exchange Act require that Caesars seek a non-binding, advisory vote from its stockholders to approve certain “golden parachute” compensation that its “named executive officers” will or may receive in connection with the Merger. This proposal gives Caesars stockholders the opportunity to express their views on the compensation that will or may become payable to or on behalf of Caesars’ named executive officers in connection with the Merger. Accordingly, Caesars is asking its stockholders to approve, by non-binding, advisory vote, the payments to its named executive officers as described in the section entitled “The Merger—Interests of Caesars’ Directors and Executive Officers in the Merger—Golden Parachute Compensation.”

The advisory vote on the merger-related payments proposal is a vote separate and apart from the vote on the adoption of the Merger Agreement and approval of the Merger. Caesars stockholders should note that this proposal is not a condition to the completion of the Merger. Accordingly, you may vote to adopt the Merger Agreement and approve the Merger and vote not to approve the merger-related payments proposal and vice versa. Because the vote on the merger-related payments proposal is advisory only, it will not be binding on either ERI or Caesars. Accordingly, if the Merger Agreement is adopted and the Merger is approved, and the Merger is consummated, the merger-related payments may still become payable to Caesars’ named executive officers, pursuant to the terms of the applicable agreements and arrangements, regardless of the outcome of the non-binding, advisory vote of Caesars stockholders.

For additional information about agreements and understandings of Caesars and its named executive officers concerning compensation that is based on or otherwise relates to the Merger, and estimates of the aggregate total of all such compensation that will or may become payable to or on behalf of such executive officers, see “The Merger—Interests of Caesars’ Directors and Executive Officers in the Merger” beginning on page 178.

The Caesars Board unanimously recommends that you vote “FOR” the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Caesars’ named executive officers in connection with the Merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Caesars’ Directors and Executive Officers in the Merger—Golden Parachute Compensation,” are hereby APPROVED on a non-binding, advisory basis.”

The proposal to approve, on a non-binding advisory basis, the payments of merger-related compensation to Caesars’ named executive officers requires the affirmative vote of a majority of the shares of Caesars common stock present, in person or by proxy, and entitled to vote at the Caesars Special Meeting on the proposal. Abstentions will have the same effect as a vote AGAINST the proposal. Failures to submit a proxy or vote in person and broker non-votes will have no effect on this proposal.

The Caesars Board unanimously recommends a vote FOR the approval, on a non-binding advisory basis, of the compensation that will or may become payable to Caesars’ named executive officers in connection with the Merger (Caesars Proposal No. 2 on the accompanying Caesars proxy card).

CAESARS PROPOSAL NO. 3:

APPROVAL OF ONE OR MORE ADJOURNMENTS OF THE CAESARS SPECIAL MEETING

Caesars is asking you to approve a proposal to approve one or more adjournments of the Caesars Special Meeting to a later date or dates, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting. If Caesars stockholders approve the adjournment proposal, Caesars could adjourn the Caesars Special Meeting and any adjourned session of the Caesars Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against the adoption of the Merger Agreement and the approval of the Merger. Among other things, approval of the adjournment proposal could mean that, even if Caesars had received proxies representing a sufficient number of votes against the proposal to adopt the Merger Agreement and to approve the Merger, such that proposal would be defeated, Caesars could adjourn the Caesars Special Meeting without a vote on the proposal to adopt the Merger Agreement and to approve the Merger and seek to convince the holders of those shares to change their votes to votes in favor of that proposal. Additionally, Caesars may seek to adjourn the Caesars Special Meeting if a quorum is not present at the meeting.

Approval of this adjournment proposal requires the affirmative vote of a majority of the shares of Caesars common stock present, in person or by proxy, and entitled to vote. In addition, even if a quorum does not exist, a majority of the shares of Caesars common stock present at the Caesars Special Meeting, in person or by proxy, may adjourn the meeting to another place, date or time. Abstentions will have the same effect as a vote AGAINST the proposal. Failures to submit a proxy or vote in person and broker non-votes will have no effect on this proposal.

The Caesars Board unanimously recommends a vote FOR one or more adjournments of the Caesars Special Meeting, if appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement and approve the Merger at the time of the Caesars Special Meeting (Caesars Proposal No. 3 on the accompanying Caesars proxy card).

THE MERGER

Background of the Merger

On January 15, 2015, a subsidiary of Caesars, Caesars Entertainment Operating Company, Inc. (“CEOC”), and certain of CEOC’s subsidiaries (collectively with CEOC, the “Debtors”), filed voluntary petitions under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Illinois (the “Bankruptcy Court”) following protracted out-of-court restructuring efforts by Caesars and certain of its affiliates, on one hand, and the Debtors’ creditors, on the other. More than two years later, on January 17, 2017, the Bankruptcy Court entered an order approving and confirming the Debtors’ third amended joint plan of reorganization (the “Plan”) and, on October 6, 2017, the Debtors emerged from bankruptcy (the “Emergence”). The Plan contemplated, among other things, the reorganization of CEOC into CEOC LLC, an operating company that operates certain properties and facilities formerly held by CEOC, and the formation of VICI Properties, Inc. (“VICI Parent”), a real estate investment trust, or REIT, initially owned by certain of the Debtors’ pre-petition creditors and now an independent publicly traded company that holds certain real property assets and related fixtures formerly held by CEOC which are leased to CEOC LLC pursuant to a series of master lease arrangements.

In order to support distributions to the Debtors’ creditors under the Plan, the Plan was conditioned upon Caesars making significant cash and non-cash contributions to the Debtors’ reorganization. The key components of the Plan included, among others (i) the issuance of shares of Caesars common stock to certain pre-petition creditors of the Debtors, many of whom are large financial sponsors and hedge funds with a history of stockholder activism, that represented approximately 66% of outstanding Caesars common stock following the Emergence (including shares of Caesars common stock underlying the convertible notes issued pursuant to the Plan) and (ii) a call right agreement giving VICI Parent up to five years to purchase the real property and the related fixtures associated with the Harrah’s Atlantic City, Harrah’s Laughlin and Harrah’s New Orleans properties from wholly owned subsidiaries of Caesars. Following the Emergence, the price per share of Caesars common stock was highly volatile reaching a high of $14.50, on February 1, 2018, and a low of $5.84, on December 24, 2018.

The respective boards of directors and management teams of Caesars and ERI periodically and in the ordinary course have, from time to time, evaluated and considered a variety of financial and strategic opportunities as part of their respective long-term strategies to enhance value for stockholders.

In a press release issued on October 6, 2017, Caesars management expressed optimism that Caesars’ reduced leverage and increased free cash flow following the Emergence would allow Caesars to pursue a diversified growth strategy and other value creating opportunities, especially when combined with the benefits of the operating company/property company structure that resulted from the VICI Parent formation, including greater financing flexibility.

On July 16, 2018, Caesars acquired Centaur Holdings, LLC, which included Hoosier Park Racing and Casino in Anderson, Indiana and the Indiana Grand Racing and Casino in Shelbyville, Indiana.

On August 1, 2018, Caesars reported its financial results for the second quarter of 2018. During the earnings release conference call with investors, Mark Frissora, the then current Chief Executive Officer of Caesars, reported that demand in Las Vegas was temporarily softening and that guidance expectations may need to be lowered. The price per share of Caesars common stock fell to $9.63 at market close on August 1, 2018, down approximately 25% from the price per share at market close on the date of the Emergence.

During August and September 2018, (i) there was a significant uptick in the level of inbound communications from Caesars stockholders, including agitation and activism from certain of the financial sponsors and hedge funds that became significant stockholders in connection with the Emergence expressing, among other things, their discomfort with management and the direction of Caesars, (ii) Caesars received unsolicited inbound indications of interest from two strategic operators, ERI and Company A, who were interested in exploring possible strategic transactions, (iii) there was mounting uncertainty regarding the leadership and strategic direction of Caesars in the market and among Caesars employees and (iv) the price per share of Caesars common stock experienced continued volatility. In light of these developments, among other reasons, the Caesars Board determined to engage:

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PJT Partners as an independent financial advisor with respect to an evaluation of a variety of strategic and financial alternatives, based on, among other things, the reputation and qualifications of PJT Partners, PJT Partners’ familiarity with Caesars and the Caesars Board’s determination as to the independence of PJT Partners in connection with such engagement based on its review of the relationship disclosures provided by PJT Partners;

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A second independent financial advisor of global recognition to assist in communications with activist stockholders and related matters, based on, among other things, the reputation and qualifications of such financial advisor and the Caesars Board’s determination as to the independence of such financial advisor in connection with such engagement based on its review of the relationship disclosure provided by such financial advisor; and

•	Skadden as their independent legal advisor to review and evaluate recent developments and potential strategic transactions.

The second independent financial advisor did not provide advice to the Caesars Board (or any committee thereof) with respect to, and will not receive a fee in connection with, the Merger.

Also during August 2018 and during the ensuing months, the Caesars Board and the Strategy and Finance Committee of the Caesars Board (the “Strategy and Finance Committee”) each met several times to, among other things, discuss the inbound stockholder communications and indications of interest that had been received as well as other strategic alternatives. At these meetings, representatives of PJT Partners discussed various alternatives available to the Company including, among others, potential business combinations with or acquisitions of specified strategic operators, divestitures of non-core assets, and various sale leaseback transactions involving certain of the remaining real estate assets owned by Caesars.

In early August 2018, Thomas Reeg, the Chief Executive Officer of ERI, was contacted by a group of Caesars stockholders claiming to represent approximately 45% of the outstanding shares of Caesars common stock. Such Caesars stockholders expressed a desire for ERI to pursue a business combination transaction with Caesars and encouraged Mr. Reeg to contact Mr. Frissora regarding such a transaction. Following this initial contact, such Caesars stockholders had additional conversations with Mr. Reeg in which they indicated that they would support a business combination transaction between Caesars and ERI.

Also in early August 2018, Mr. Reeg had conversations with other members of the ERI Board to inform them that he had held discussions with certain Caesars stockholders regarding a potential business combination transaction between ERI and Caesars. Following such discussions, and with the support of the other members of the ERI Board, Mr. Reeg contacted a member of the Strategy and Finance Committee to express interest in a potential business combination transaction involving the two companies in which ERI would be the acquirer, which was discussed by such member with certain other members of the Caesars Board. On August 15, 2018, Mr. Reeg memorialized ERI’s expression of interest in an email communication to Mr. Frissora, which stated that the transaction would be at a to be determined premium to Caesars existing stock price with the consideration consisting of cash and ERI common stock, but no specific price was mentioned. On August 16, 2019, Mr. Reeg provided the ERI Board with an overview of his conversation with Mr. Frissora, and also provided the ERI Board with a basic financial overview of a potential business transaction with Caesars. Mr. Frissora subsequently informed Mr. Reeg that Caesars was not interested in pursuing a transaction with ERI at that time.

In September 2018, Mr. Frissora received a series of calls from the Chief Executive Officer of Company A about the possibility of a strategic transaction involving the two companies. Over the ensuing weeks, the two executives had further conversations to explore that possibility, but discussions were ultimately terminated before any confidential information was exchanged.

On October 9, 2018, Caesars received an unsolicited written indication of interest from Golden Nugget, LLC (“Golden Nugget”), to pursue a business combination transaction which contemplated (a) a stock-for-stock merger of Golden Nugget and Caesars, with Golden Nugget being valued at 11.0x 2019 EBITDA and receiving Caesars shares issued at a price per share of $13.00; (b) sale leasebacks of select Golden Nugget assets; and (c) a $2.5 billion Dutch tender to repurchase Caesars shares at $13.00 per share, resulting in Caesars stockholders owning approximately 73% of the combined company according to the proposal.

On October 17 and 21, 2018, the Caesars Board, along with representatives of Caesars management, Skadden and PJT Partners, held in person and telephonic meetings to discuss, among other matters, the strategic direction of Caesars, including potential strategic alternatives, and the preliminary transaction proposal received from Golden Nugget.

On October 26, 2018, certain members of the Caesars Board and representatives of PJT Partners held an in-person meeting with representatives of Golden Nugget and its financial advisor to discuss Golden Nugget’s business, strategic direction and preliminary transaction proposal.

On November 1, 2018, the Caesars Board, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to consider Golden Nugget’s preliminary transaction proposal. Based on the discussions and deliberations at this meeting and prior meetings, the Caesars Board determined not to pursue Golden Nugget’s preliminary transaction proposal at that time. The existence of the offer and the determination of the Caesars Board not to pursue further discussions with representatives of Golden Nugget was disclosed in Caesars’ third quarter earnings release filed with the SEC on November 1, 2018, which also reported that the Caesars Board, consistent with its fiduciary duties, continued to be open to reasonable strategic alternatives to enhance long-term stockholder value.

On that same date, November 1, 2018, Caesars announced that it had entered into a separation agreement with Mr. Frissora, who would remain in his then-current role until February 8, 2019. It also announced that James Hunt, the chairman of the Caesars Board, and the Compensation and Management Development Committee of the Caesars Board would launch a formal search for Mr. Frissora’s successor.

On November 19, 2018, the Caesars Board, along with representatives of Caesars management, met telephonically to, among other things, review the standalone business plan and projections that had been prepared by Caesars management as part of Caesars’ routine annual budget and capital allocation process. On December 6, 2018, the Caesars Board held an in-person meeting in Las Vegas where, among other things, the Caesars Board approved management’s standalone business plan and projections for 2019.

On February 14, 2019, Mr. Hunt received a call from Carl C. Icahn informing him that Mr. Icahn and certain of his affiliates (collectively, the “Icahn Group”) had acquired a significant stake in Caesars’ common stock and would be filing a Schedule 13D describing his plans to seek representation on the Caesars Board, including (if necessary) via a proxy contest, and on a committee of the Caesars Board that would review and evaluate strategic alternatives.

On February 17, 2019, the Caesars Board, along with representatives of Caesars management, Skadden and PJT Partners, met telephonically to, among other things, review recent developments, including the subject matter of the phone conversation between Mr. Hunt and Mr. Icahn, and to discuss an inbound indication of interest from a financial sponsor to invest $1 billion in Caesars’ equity, which had been received the prior week. Following discussion, the Board determined that, at the then-current market trading prices of Caesars common stock, issuing equity was not in the best interests of the company.

On February 19, 2019, the Icahn Group filed a Schedule 13-D with the SEC reporting, among other things, that it (i) had acquired a 9.8% stake in Caesars and had entered into various derivatives contracts or “swaps” that gave it economic exposure to an additional 10.7% of Caesars common stock, (ii) believed Caesars required new leadership and new strategies and that the Caesars Board should conduct a strategic review process and (iii) was seeking representation on the Caesars Board and a role in the appointment of the next Chief Executive Officer of Caesars.

On February 23, 2019, Mr. Hunt and Richard Schifter, a member of the Caesars Board, attended an in-person meeting with Mr. Icahn and Courtney Mather, an employee of the Icahn Group, in Miami, Florida during which, among other things, Mr. Icahn indicated that the Icahn Group was seeking four seats on the Caesars Board and was prepared to launch a proxy contest. During the ensuing week, Mr. Hunt, along with Caesars’ financial and legal advisors, held a series of discussions and negotiations with Mr. Icahn regarding Mr. Icahn’s request for representation on the Caesars Board and related matters.

On February 24, 2019 and February 26, 2019, the Caesars Board, along with representatives of Caesars management, Skadden and PJT Partners, met telephonically to review the status of discussions and negotiations with Mr. Icahn.

On February 28, 2019, the Caesars Board approved the Director Nomination Agreement that had been negotiated with the Icahn Group, which, among other things, contemplated (i) the resignation of each of John Boushy, Matthew Ferko and Christopher Williams from the Caesars Board, (ii) the Icahn Group’s appointment of each of Mr. Mather, James Nelson and Keith Cozza to the Caesars Board to fill the resulting vacancies, (iii) the resignation of an additional member of the Caesars Board, and the Icahn Group’s ability to fill the resulting vacancy, unless a new Chief Executive Officer that was acceptable to Messrs. Mather, Cozza and Nelson was appointed by April 15, 2019, and (iv) the appointment of Messrs. Mather and Cozza to the Strategy and Finance Committee and the Ad Hoc CEO Search Committee of the Caesars Board. The Caesars Board’s decision to approve the Director Nomination Agreement was based on, among other reasons, the fact that a proxy contest was likely to be very costly to Caesars, distract its management and employees and be disruptive to its business, and the Caesars Board’s belief, based in part on advice from representatives of one of its financial advisors, that the Icahn Group would likely obtain at least three and possibly four seats on the Caesars Board in a proxy contest given that Caesars’ organizational documents provide for cumulative voting of directors and the fact that many of Caesars’ larger stockholders had been vocal about their desire to change the management and direction of the company.

On that same date, February 28, 2019, at the direction of Don Kornstein, a member of the Caesars Board and the Strategy and Finance Committee, after discussing the matter with certain members of the Caesars Board, Skadden sent a draft non-disclosure agreement to ERI and, on March 4, 2019, Caesars executed a non-disclosure agreement with ERI permitting the exchange of certain non-public information of Caesars. Mr. Reeg had contacted Mr. Kornstein in late February 2019 to re-affirm ERI’s interest in a potential business combination transaction and requested access to more detailed financial information in order to make a specific proposal. The non-disclosure agreement entered into with ERI, similar to the subsequent non-disclosure agreements entered into with other bidders, included customary standstill provisions. None of the other bidders that executed a non-disclosure agreement with Caesars is prevented from approaching the Caesars Board with a confidential transaction proposal.

On March 11, 2019, a representative of a non-U.S. gaming company contacted a representative of PJT Partners to express interest in acquiring one or more specified Caesars assets. Such representative communicated that the non-U.S. gaming company did not have an interest in pursuing a broader transaction with Caesars at that time.

On March 20, 2019, Mr. Kornstein, along with representatives of Caesars management and PJT Partners, attended an in-person due diligence session in New York, New York with representatives of ERI to review certain financial and operational information provided by Caesars under the March 4, 2019 non-disclosure agreement.

On that same date, March 20, 2019, Caesars received an acquisition proposal from Company B, a strategic operator, which contemplated a merger of Caesars and Company B, in which (a) Caesars would be valued at $13.00 to $15.00 per share, with $7.00 to $8.00 per share to be paid in cash, (b) Company B would conduct sale leasebacks of its assets and incur incremental debt financing to finance the transaction and (c) Caesars shareholders would receive approximately 65% pro forma ownership in the combined company. The proposal also contemplated multiple paths to reducing leverage after closing, including identifying additional synergies, selling certain of Company B’s existing assets and raising third party equity of $1 billion to $2 billion.

On March 22, 2019, the ERI Board, along with certain members of ERI management, held a telephonic meeting to receive an update on the discussions with Caesars regarding a potential business combination transaction. Mr. Reeg provided an overview of the discussions with representatives of Caesars and its Strategy and Finance Committee, as well as the strategic logic for a business combination transaction, the range of potential synergies that could be achieved through such a combination and a range of consideration that ERI could potentially offer to Caesars stockholders. Mr. Reeg also discussed the additional debt that ERI would need to incur in order to finance a business combination with Caesars and the due diligence that ERI had conducted on Caesars to date. Following such discussion, the ERI Board supported Mr. Reeg making a non-binding expression of interest to Caesars at a headline price of $11.00 to $13.00 per share of Caesars common stock, consisting of a mix of cash and shares of ERI common stock.

On March 25, 2019, a representative of the Caesars Board received a telephone call from an additional strategic operator, Company C, expressing an interest in a potential strategic transaction between the two companies.

On that same date, March 25, 2019, Caesars received an acquisition proposal from ERI, which reflected a headline price of $11.00 to $13.00 per share of Caesars common stock, with $7.50 to $8.50 in cash and the remainder in shares of ERI common stock, giving Caesars stockholders approximately 45% pro forma ownership in the combined company. The proposal assumed the combined company would achieve an estimated $500 million in synergies (based on Caesars’ revenue and cost structure as of the date of the Merger Agreement) and offered Caesars three of eleven seats on the combined company’s board of directors.

On March 28, 2019, the Caesars Board, upon the recommendation of the Nominating and Governance Committee, formed a new committee of the Caesars Board (the “Caesars Transaction Committee”) to review the acquisition proposals that Caesars had received from ERI and Company B as well as other potential transactions involving a sale of the Company or all or substantially all of its equity or assets (each, a “Potential Transaction”) through a structured outreach process, and to evaluate the relative attractiveness of pursuing a Potential Transaction as compared to remaining a standalone entity. Pursuant to its charter, the Caesars Transaction Committee would not have authority to approve any particular transaction, but was instructed to keep the Caesars Board informed of its review and evaluation process and to make recommendations to the Caesars Board at the appropriate time. The members of the committee were Thomas Benninger and Messrs. Cozza, Kornstein and Mather with Mr. Kornstein serving as chair. Also at this meeting, the Caesars Board approved an amendment to the Director Nomination Agreement with the Icahn Group which imposed a cap of 28% on the Icahn Group’s beneficial ownership of Caesars common stock through the 2020 annual meeting, or earlier if the Icahn Group no longer had Board representation. The Caesars Board approved the amendment, among other reasons, based on the fact that the Icahn Group had publicly announced an increase in its beneficial ownership to approximately 17.75% of Caesars common stock (exclusive of its economic exposure to an additional approximately 11% of Caesars common stock through derivative contracts) and had filed a notification under the HSR Act seeking to increase its beneficial ownership in Caesars common stock to up to 50%. The Caesars Board determined that entering into this amendment with the Icahn Group was a better alternative than adopting a shareholder rights plan which had to be approved by the shareholders, and which the Icahn Group vocally opposed.

On that same date, March 28, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to discuss the transaction review process, including the list of strategic operators and real estate financing sources to contact, and management’s January 2019 standalone business plan and projections, including the need to update such projections to reflect new cost saving initiatives, market and regulatory changes and management’s latest views regarding Caesars’ standalone business strategy, among other things. During the meeting, representatives of Skadden reviewed the directors fiduciary duties under applicable law in the context of the transaction review process. At the conclusion of the meeting, the Caesars Transaction Committee (i) authorized PJT Partners to contact eight potential bidders (which included ERI, Company A and Company B) each of whom were gaming companies that the Caesars Transaction Committee believed had the strategic interest, financial capacity and scale to pursue a Potential Transaction, one financial sponsor who the Caesars Transaction Committee believed had the requisite knowledge and experience in the gaming industry and financial capacity to serve as a potential bidder or financing source, and three potential real estate financing sources and (ii) directed management to update Caesars’ business plan and projections to reflect the latest business and industry assumptions.

From early to mid-April, 2019, Caesars executed non-disclosure agreements with three additional strategic operators, Company B, Company C and Company D, and two real estate financing sources, VICI and Financing Source A. The remainder of the potential bidders and financing sources that were contacted by PJT Partners communicated to PJT Partners that they were not interested in participating in the process at that time.

On April 1, 2019, Caesars received a written indication of interest from Company C, which had no headline price but indicated that the consideration would be a 50/50 mix of cash and stock that would represent a premium of 30% or more when compared to then-current market trading price per share of Caesars common stock.

On April 5, 2019 and April 11, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to discuss the status of the transaction review process, including the status of ongoing conversations with the potential counterparties to a Potential Transaction. At the April 11, 2019 meeting, the Caesars Transaction Committee agreed to engage with ERI and Company B on synergies and other components of value in order to assist in the development of revised proposals and the evaluation of such proposals against management’s standalone plan and projections.

On April 12, 2019, Caesars received an indication of interest from Company D, which, among other things, contemplated the acquisition by Company D of 50% to 70% (based on EBITDAR) of Caesars’ assets (with the remaining assets to be purchased by a third party) for a mix of cash and stock consideration at a total transaction value that would deliver a 20% to 30% premium to the then-current market trading price per share of Caesars common stock and estimated $200 to $300 million in synergies. The proposal did not indicate who would acquire the remaining assets, although it did indicate that the remaining assets would be highly marketable and could potentially include Caesars Palace.

On April 16, 2019, the ERI Board, along with certain members of ERI management, held a telephonic meeting to discuss, among other things, the status of discussions with Caesars regarding a potential business combination transaction. Mr. Reeg provided the ERI Board with an update on discussions with Caesars, and also presented a draft of a non-binding preliminary term sheet for, and a financial overview with respect to, an acquisition of Caesars providing for an implied price of $11.25 per share, with $7.50 per share in cash and a fixed number of shares of ERI common stock. Following such discussion, the ERI Board supported Mr. Reeg sending the preliminary term sheet to Caesars.

On April 17, 2019, Caesars filed a Current Report on Form 8-K with the SEC reporting, among other things, that (i) Anthony P. Rodio had been appointed as the Chief Executive Officer of Caesars and had been elected as a new member of the Caesars Board, each of which became effective on May 6, 2019, and (ii) that the Caesars Transaction Committee had been formed to consider and evaluate various paths for enhancing stockholder value, including continuing to operate as a standalone company. The appointment of Mr. Rodio as the Chief Executive Officer of Caesars was approved by the Caesars Board, including Messrs. Mather, Cozza and Nelson, which satisfied the requirements of the Director Nomination Agreement such that the Icahn Group did not have the contractual right to appoint a fourth director to the Caesars Board.

On that same date, April 17, 2019, Caesars received a revised preliminary term sheet from ERI, which reflected an implied price of approximately $11.25 per share of Caesars common stock, with $7.50 per share in cash and a fixed number of shares of ERI common stock, which would give Caesars stockholders approximately 44% pro forma ownership in the combined company. The proposal continued to assume that the combined company would achieve an estimated $500 million in synergies (based on Caesars’ revenue and cost structure as of the date of the Merger Agreement), and offered Caesars three of eleven seats on the combined company’s board of directors. This proposal was delivered in response to requests by PJT Partners that ERI revise its prior acquisition proposal to reflect a specific price per share rather than a price range.

On April 18, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to discuss the status of the transaction review process, which included a discussion of the proposals received from strategic operators to date and the preliminary indicative financing terms that had recently been received from VICI and Financing Source A. The Caesars Transaction Committee also discussed the importance of conducting reverse due diligence on ERI, Company B, Company C and Company D given the stock components contained in the proposals received from each.

On April 19, 2019, Caesars received a revised acquisition proposal from Company B, which contemplated a structured offer consisting of (i) $7.00 per share of Caesars common stock in cash via a $4.7 billion tender to repurchase shares at $13.00 per share and (ii) a stock merger giving Caesars stockholders approximately 57% pro forma ownership in the combined company, and assumed $300 million of synergies. The tender offer was anticipated to be financed through a combination of approximately $5.6 billion of asset sales and sale leasebacks (both Company B’s assets and Caesars’ assets) and $1 billion of new equity financing from one or more third parties.

On April 22, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to discuss the revised proposal from Company B, noting the fact that it was highly conditional, requiring both substantial asset sales and a third party equity financing to fund the tender offer. The Caesars Board also discussed reasons that it might allow Company C and Company D to form a consortium and submit a joint bid. Caesars management also presented its updated standalone projections, which reflected two scenarios: (i) a base case and (ii) an alternative, upside case. In light of the possibility of a market downturn, the Caesars Transaction Committee instructed management to prepare a recession case scenario that would be based on and consistent with the historic impact of market recessions on Caesars. Mr. Hession, the Chief Financial Officer of Caesars, noted that the base case projections were a roll-forward of the projections presented to the Caesars Board in January 2019 with certain changes, including, among others, revised expectations for cost savings initiatives in 2019 and their effect in later projection years, inclusion of base case projections for incremental sports betting contribution, and acceleration of table games legislation in Indiana in mid-2019, with contribution beginning in 2020.

On April 23, 2019, representatives of Caesars management and PJT Partners held a telephonic meeting with representatives of Company C and Company C’s financial advisor to discuss due diligence matters regarding Caesars.

On April 24, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to review Caesars management’s updated financial projections, which had been revised based on the Caesars Transaction Committee’s instructions and now reflected three scenarios: (i) a base case; (ii) a recession case; and (iii) an alternative, upside case. Following discussion, the Caesars Transaction Committee approved the use of the revised projections in PJT Partners’ preliminary valuation work and the sharing of the base case scenario with each of the prospective bidders that had signed a non-disclosure agreement with Caesars.

On that same day, April 24, 2019, Caesars received a revised acquisition proposal from Company D, which contemplated, among other things, a cash and stock offer with a headline price of $12.00 per share of Caesars common stock, Company D’s acquisition of approximately 60% of Caesars’ assets with the remaining assets being acquired by one or more third parties and an estimated $200 to $300 million of synergies. This proposal was delivered in response to requests by PJT Partners that Company D revise its prior acquisition proposal to reflect a specific headline price rather than a range of premiums to Caesars’ then current market trading price.

On April 25, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting. At this meeting, at the request of the Caesars Transaction Committee, PJT Partners presented its preliminary views on Caesars’ standalone valuation, based on the updated projections approved by the Caesars Transaction Committee, and compared that valuation to the “illustrative package value” presented by the latest offers received from ERI and Company B. PJT Partners explained that the illustrative package value is a function of (i) the assumed pro forma trading multiple of the combined company, (ii) the estimated synergies that the combined company would achieve, (iii) the pro forma ownership of Caesars stockholders, (iv) the combined company’s capital structure and (v) the cash consideration received at closing. In light of the importance of synergies in the valuation analysis, the Caesars Transaction Committee agreed that it would need to better understand and diligence the synergy assumptions in any proposal that contained a significant stock component. The Caesars Transaction Committee (a) instructed PJT Partners to communicate to ERI that its headline price would need to be much closer to the upper end of the $11.00 to $13.00 price range contained in its March 25, 2019 proposal, which was communicated by representatives of PJT Partners to ERI that same day, and (b) agreed that Company B should be permitted to begin discussions with a select group of potential third party equity financing sources that were necessary to fund its proposal even though substantial additional work would need to be undertaken to understand the true value of Company B’s proposal.

On that same date, April 25, 2019, Caesars received an acquisition proposal from Company C that contemplated, among other things, a headline price between $11.50 and $12.00 per share of Caesars common stock, which consisted of approximately $6.48 per share in cash and the remainder in shares of Company C stock, an estimated $250 to $300 million of synergies and, similar to the proposal from Company D, required substantial third party asset divestitures to finance the cash component of the purchase price.

On April 29, 2019, the ERI Board, along with certain members of ERI management, held a telephonic meeting to discuss the status of discussions with Caesars regarding a potential business combination transaction. Mr. Reeg provided the ERI Board with an update on discussions with Caesars and its representatives, and recommended that, based on such discussions, ERI make a “best and final” offer to acquire Caesars for consideration per share of Caesars common stock of $8.00 in cash and shares of ERI common stock valued at $4.00 (to be determined based on the price of ERI common stock at the time of signing a definitive merger agreement). Following such discussion, the ERI Board supported Mr. Reeg sending the “best and final” proposal to Caesars.

On that same day, April 29, 2019, Caesars received a revised proposal from ERI with an implied price of $12.00 per share of Caesars common stock, with $8.00 per share in cash and the remainder in shares of ERI common stock valued at $4.00 per share of Caesars common stock determined at the time of signing, that would give Caesars stockholders approximately 46% pro forma ownership in the combined company. The proposal continued to assume that the combined company would achieve an estimated $500 million in synergies (based on Caesars’ revenue and cost structure as of the date of the Merger Agreement) and offer Caesars three of eleven seats on the combined company’s board of directors. The proposal was conditioned on each of the Caesars Significant Stockholder and REI entering into customary voting agreements with respect to their shares of Caesars common stock and ERI common stock, respectively, and indicated that it was a “best and final offer”. Over the ensuing weeks, representatives of the Caesars Significant Stockholder had discussions and negotiations with representatives of ERI with respect to the terms of such voting agreement and the broader terms of a transaction between Caesars and ERI that the Caesars Significant Stockholder would support.

In addition, on April 29, 2019, Caesars and ERI executed an amended and restated non-disclosure agreement that provided for the exchange of certain non-public information of each of Caesars and ERI to the other to facilitate Caesars’ reverse due diligence of ERI.

On April 30, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to discuss the latest proposals received from ERI and Company C, and the status of reverse due diligence. Given the lower bid price and the greater conditionality of the proposals received from Company C and Company D, the Caesars Transaction Committee instructed PJT Partners to (i) inform each party that the Caesars Transaction Committee had received higher, non-conditional bids and (ii) give each party the authority to speak to the other party in order to potentially come up with a competitive consortium proposal. Later that same day, representatives of PJT Partners communicated that message separately to representatives of Company C and Company D.

On May 1, 2019, ERI and Company B were provided access through an online virtual data room (“VDR”) to more detailed legal and financial information concerning Caesars and its properties and assets.

On May 2, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to discuss the draft merger agreement that would be provided to the potential bidders.

On May 3, 2019, the Caesars Board, along with representatives of Caesars management, Skadden and PJT Partners, held an in-person meeting at the executive offices of Caesars in Las Vegas, Nevada, with certain attendees participating telephonically. At this meeting, the Caesars Board was provided with a summary of the transaction review process to date, PJT Partners presented its preliminary views on Caesars’ standalone valuation, and representatives of Skadden reviewed the directors’ fiduciary duties under applicable law in the context of the transaction review process. At the conclusion of the meeting, the Caesars Board requested that management consider whether there were additional costs savings initiatives that could be layered into management’s standalone business plan without adversely affecting top line growth and instructed PJT Partners to analyze the financial impact of such potential cost savings initiatives on standalone valuation.

On May 4, 2019, representatives of Skadden sent a draft merger agreement to representatives of Milbank, counsel to ERI.

During the week of May 6, 2019, members of the Caesars Transaction Committee, along with representatives of Caesars management and PJT Partners, attended separate in-person due diligence sessions with representatives of ERI and Company B, respectively, which included presentations by ERI management and Company B management on their respective standalone business plans and, in the case of ERI, ERI’s standalone financial projections. Following the Company B due diligence session, representatives of Company B informed representatives of PJT Partners that they were considering alternative transaction structures, including structures that would involve less funding from real estate transactions and focus more on long term value creation, and that they expected to submit a revised proposal in the May 11, 2019 or May 12, 2019 timeframe.

Also during the week of May 6, 2019, PJT Partners contacted Mr. Reeg regarding ERI’s most recent proposal to acquire Caesars. During such discussions, PJT indicated that ERI’s most recent proposal was likely to be considered inadequate by the Caesars Board, and encouraged Mr. Reeg to increase ERI’s offer to a price per share of Caesars common stock in the $13.00 per share range.

On May 9, 2019, representatives of Skadden received a revised draft of the merger agreement from representatives of Milbank. On that same date, ERI provided access to Caesars and its representatives to ERI’s online virtual data room which contained more detailed legal and financial due diligence information concerning ERI and its properties and assets.

On that same date, May 9, 2019, Caesars received a joint acquisition proposal from Company C and Company D, which contemplated, among other things, a headline price of $12.00 per share of Caesars common stock, with $9.25 per share in cash and 0.133 shares of Company C stock, giving Caesars stockholders approximately 49% pro forma ownership in the combined company, and Company D providing cash for an

11-property portfolio, resulting in gross cash proceeds to Caesars stockholders of approximately $8.5 billion, and an estimated $250 million of synergies. The proposal also contemplated sale leasebacks of select Caesars assets and the sale of a significant Company C asset.

On May 10, 2019, the ERI Board, along with certain members of ERI management, held a telephonic meeting to discuss the status of discussions with Caesars regarding a potential business combination transaction. Mr. Reeg provided the ERI Board with an update on discussions with Caesars and its representatives. Based on such discussions, the ERI Board supported Mr. Reeg in expressing a willingness to increase the consideration that it would pay to Caesars stockholders to $12.50 per share of Caesars common stock (up from $12.00 per share in its April 29, 2019 proposal). Mr. Reeg and Bret Yunker, the Chief Financial Officer of ERI, then presented to the ERI Board a financial analysis regarding a business combination with Caesars and discussed, among other things, potential synergies, the due diligence on Caesars that had been conducted to date and ERI management’s plan for deleveraging following the consummation of a transaction with Caesars.

On May 11, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to discuss the status of the transaction review process, including a discussion of each outstanding proposal, and the issues raised by the revised draft of the merger agreement received from Milbank. The Caesars Transaction Committee also discussed its preference for ERI common stock relative to Company C common stock given that, among other reasons, ERI had a larger portfolio of owned real estate assets and lower leverage relative to its peers and a seasoned management team with a proven track record, all of which contributed to a higher multiple for its stock. The Caesars Transaction Committee instructed PJT Partners to inform (i) the Company C/Company D consortium that it would need to increase its bid to be competitive (and to consider a higher cash component or the issuance of Company D shares to compensate for the relative unattractiveness, from the Caesars Board’s perspective, of Company C shares) and (ii) ERI that its headline price was still inadequate and to make a counter-offer to ERI of $13.00 per share of Caesars common stock.

On May 12, 2019, in response to such counter-offer, ERI made a verbal offer of $12.50 per share of Caesars common stock (calculated based on the sum of $8.15 per share in cash and 0.089 shares of ERI common stock valued using a 30-day volume weighted average price of $48.70 per share), which was subsequently confirmed in writing via email. The revised proposal contained certain conditions, including, among others, a 30-day exclusivity period to finish confirmatory due diligence and definitive documentation, and stated that it would expire on May 17, 2019. Under the terms of the revised proposal, Caesars stockholders would receive shares representing pro forma ownership of approximately 49% of the combined company, which representatives of PJT Partners subsequently confirmed with ERI was the highest level of pro forma ownership ERI was willing to convey to Caesars stockholders in order to avoid a change of control of ERI, and necessitated the use of a fixed exchange ratio without a cap or collar on value.

On May 13, 2019, representatives of Caesars management and PJT Partners held a series of telephone calls, including a call with representatives of ERI management, to perform reverse due diligence and discuss ERI’s standalone projections and synergy assumptions.

On that same date, May 13, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to discuss the revised ERI proposal, including the Caesars Transaction Committee’s concerns with respect to ERI’s deadline of May 17, 2019 to respond.

On May 14, 2019, upon the instructions of the Caesars Transaction Committee, Skadden sent the draft merger agreement to representatives of Company C and Company D, and, on that same date, Company C and Company D were provided access through the VDR to more detailed legal and financial information concerning Caesars and its properties and assets.

On that same date, May 14, 2019, the Caesars Board, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting during which the Caesars Board was provided with an update on the transaction review process, including details regarding ERI’s most recent acquisition proposal, ERI’s request for exclusivity and concerns with respect to ERI’s deadline of May 17 to respond to its proposal.

On May 15, 2019, a representative of the Caesars Transaction Committee and PJT Partners attended an in-person meeting with Mr. Reeg to discuss the Caesars Transaction Committee’s concerns regarding ERI’s May 17, 2019 deadline. Mr. Reeg subsequently agreed to extend the deadline to May 24, 2019, but indicated that it was unlikely that the ERI Board would be willing to extend further.

On May 16, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting during which, at the request of the Caesars Transaction Committee, representatives of PJT Partners presented their preliminary views on ERI’s standalone valuation and more refined views on proposed illustrative transaction package value using the amount of synergies provided by management in connection with its due diligence. Based on the analysis to date, PJT Partners expressed its view that the illustrative package value of a transaction with ERI based on its most recent offer compared favorably to Caesars’ valuation on a standalone basis, even assuming the potential for $100 million of upside in Caesars management’s standalone base case projections through additional cost savings initiatives. Caesars management confirmed that they had analyzed potential further cost savings initiatives at the request of the Caesars Board and believed it was unlikely that Caesars could achieve more than $100 million of additional cost savings (beyond what was already reflected in Caesars management’s standalone base case plan) without adversely affecting top line growth. Representatives of PJT Partners also reported that representatives of Company B, who had just a few days earlier informed PJT Partners that they had paused their work believing that they would not be able to get to a competitive headline price, had recently informed PJT Partners that they had resumed work on developing an alternative acquisition proposal.

On May 17, 2019, representatives of Caesars management and PJT Partners held a joint telephonic meeting with representatives of Company C and Company D to discuss due diligence matters regarding Caesars. On that same date, representatives of Caesars management and PJT Partners also held a separate telephonic meeting with representatives of Company C to perform reverse due diligence and to discuss Company C’s standalone projections and synergy assumptions. Also on May 17, 2019, representatives of Caesars management, including Mr. Hession, representatives of PJT Partners and representatives of ERI, including Mr. Reeg and Mr. Yunker, held a telephonic meeting to conduct reverse due diligence on ERI and discuss ERI’s synergy estimates.

On May 20, 2019, the Caesars Board, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting during which the Caesars Board was provided with an update on the transaction review process, including the status of each of the outstanding acquisition proposals. At the request of the Caesars Transaction Committee, representatives of PJT Partners also presented to the Caesars Board the financial analysis that PJT Partners had presented to the Caesars Transaction Committee at its last meeting on May 16th, including PJT Partners’ preliminary views on ERI’s standalone valuation, its refined views on the illustrative transaction package value based on ERI’s latest acquisition proposal and its initial views on Company C’s standalone value and the illustrative transaction package value based on the joint acquisition proposal from Company C and Company D, with representatives of PJT Partners noting that, at the direction of the Caesars Transaction Committee, PJT Partners had been encouraging Company C and Company D to increase their price to remain competitive in the process. Representatives of Skadden discussed the timeline of a Potential Transaction with ERI, including the expectation that there would be a significant amount of time between signing and closing (up to 12 months or potentially longer) to obtain required stockholder and regulatory approvals. Finally, the Caesars Board discussed next steps, including the in-person meeting scheduled for May 22nd with Mr. Reeg and Gary Carano, Executive Chairman of ERI, to discuss, among other matters, the terms of ERI’s most recent proposal, including ERI’s synergy estimates, and Messrs. Reeg’s and Carano’s vision for managing the combined company should the Caesars Board determine to pursue a transaction with ERI.

On that same date, May 20, 2019, representatives of Caesars management, including Mr. Hession, representatives of PJT Partners and representatives of ERI, including Mr. Reeg and Mr. Yunker, held in-person meetings to conduct reverse due diligence on ERI and discuss ERI’s synergy estimates in more detail.

On May 21, 2019, Mr. Yunker provided Mr. Hession with further line item detail on ERI’s synergy estimates which, according to Mr. Hession, demonstrated a clear path to achieving $300 million in corporate, marketing, operational and revenue synergies and a reasonable path to achieving the remaining estimated $200 million of synergies (based on Caesars’ revenue and cost structure as of the date of the Merger Agreement).

On that same day, May 21, 2019, the ERI Board, along with certain representatives of Milbank and ERI management, held a telephonic meeting for the purpose of receiving on update on the Potential Transaction with Caesars. Mr. Reeg provided a general update, including an analysis of the combined company’s debt levels post-closing under different scenarios. A representative of Milbank provided the ERI Board with a summary of the latest draft merger agreement, including those items that were unresolved. At that meeting, the ERI Board also approved the official engagement of J.P. Morgan to act as ERI’s financial advisor with respect to a Potential Transaction with Caesars and J.P. Morgan was formally engaged in such capacity as of June 3, 2019.

On May 22, 2019, the Caesars Board participated in an in-person meeting with Messrs. Reeg and Carano, at the Los Angeles, California offices of Skadden with certain members of the Caesars Board participating telephonically during which Messrs. Reeg and Carano articulated their vision for managing the combined company and reiterated the May 24, 2019 deadline to respond to ERI’s most recent proposal. Immediately following that meeting, the Caesars Board met with representatives of Caesars management, Skadden and PJT Partners, to discuss their views regarding the just concluded meeting with Messrs. Reeg. and Carano and ERI’s request for exclusivity. Members of the Caesars Board concurred in their view that the meeting was positive overall and, in particular, noted Mr. Reeg’s positive track record in integrating companies and cultures, his successful decentralized management style, and his commitment that the combined company would retain the Caesars name and brand should a transaction with ERI be consummated. Representatives of PJT Partners reported that, during a call the prior day with representatives of PJT Partners, Company B had indicated that they would not be able to put forth an actionable proposal. Representatives of PJT Partners also reported that, earlier that same day, representatives of the Company C/Company D consortium had indicated that they would not be able to increase their headline price beyond $12 per share or entertain a proposal that did not involve shares of Company C common stock as a component of the consideration. Representatives of Skadden reviewed the directors’ fiduciary duties under applicable law, generally, and in the context of making a determination whether to grant exclusivity to ERI. The Caesars Board then unanimously resolved to grant authority to the Caesars Transaction Committee to negotiate and enter into an agreement with ERI providing ERI with exclusivity through June 17, 2019, provided that ERI increased its headline price to at least $12.75 per share and agreed to a “ticking fee” that resulted in an incremental amount of per share cash consideration if the deal was not consummated within nine months of signing a definitive agreement with respect to a transaction. The Caesars Board also discussed governance of the combined company, agreeing that, while not a condition to granting exclusivity, the three of eleven board seats offered by ERI was not sufficient and that representation on the combined company’s board of directors would need to be more commensurate with pro forma ownership allocation.

Also on May 22, 2019, the ERI Board, along with certain representatives of ERI management, held a telephonic meeting to discuss Messrs. Reeg’s and Carano’s meeting with the Caesars Board from earlier that day. Mr. Reeg indicated that the meeting had gone positively, and relayed that Caesars had indicated a willingness to enter into an exclusivity agreement with ERI if ERI increased its headline price to at least $12.75 per share and agreed to a “ticking fee” that resulted in incremental cash consideration of $0.10 per share per month if the deal was not consummated within nine months of signing a definitive agreement with respect to a transaction. Following such discussion, the ERI Board supported the making of an offer along such terms, provided that Caesars agree to enter into an exclusivity arrangement with ERI.

On May 24, 2019, Caesars entered into an exclusivity agreement with ERI, pursuant to which the parties agreed to engage in exclusive negotiations with one another regarding a Potential Transaction until June 16, 2019 on non-binding economic terms that included: (i) deal consideration of $8.40 per share in cash and 0.0899 shares of ERI common stock per share of Caesars common stock, which, as of May 23, 2019, was valued at $12.75 per share in aggregate based on ERI’s 30-calendar day volume weighted average price as of such date; and (ii) a $0.10 per share per month ticking fee beginning on the first day of the tenth month following the date on which the parties sign and announce a definitive agreement with respect to a transaction and continuing until closing.

On June 4, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to discuss the latest terms of ERI’s proposed financing plan, including the fact that leverage of the combined company would increase to approximately 6.0x on a net rent adjusted basis given the additional cash consideration in the deal, and representatives of Skadden discussed the key issues in the latest draft of the merger agreement received from Milbank, including the fact that ERI had agreed to a hell or high water regulatory efforts standard, but had not yet agreed to a reverse termination fee in the event that the merger agreement was terminated for failure to obtain one or more required regulatory approvals or if ERI was in breach of its regulatory efforts obligations.

On that same day, June 4, 2019, the Caesars Board, along with representatives of Caesars management, Skadden and PJT Partners, held an in-person meeting at the executive offices of Caesars in Las Vegas, Nevada, with certain attendees participating telephonically, to update the Caesars Board on the Caesars Transaction Committee meeting earlier that day. PJT Partners reported that there had been a series of calls with ERI to discuss the financing and tax aspects of the transaction, including treatment of Caesars’ NOL carry forwards. In particular, the parties discussed the importance that Caesars’ NOLs would be available to shield any gains on the asset sales contemplated by the proposed financing plan. Mr. Hession confirmed that Caesars’ internal and external tax advisors had been analyzing the NOLs and continued to believe there should be sufficient cushion that most, if not all, taxable gain from asset sales could be offset with Caesars’ existing and projected tax attributes.

On June 6, 2019, the Wall Street Journal and the New York Post each published stories reporting that Caesars was nearing a deal to be acquired by ERI in a cash and stock transaction. Prior to and following publication of these stories, certain members of the Caesars Board received phone calls from Caesars stockholders (one or more of which had expressed dissatisfaction with the management and direction of Caesars in the fall of 2018) urging that the Caesars Board pursue a transaction that enhances stockholder value in the near term and allow Caesars stockholders to vote on such transaction.

On that same day, June 6, 2019, the ERI Board, together with certain representatives of Milbank, J.P. Morgan and ERI management, held a telephonic meeting. A representative of Milbank provided the ERI Board with an update on the ongoing negotiations of the merger agreement with Caesars and the status of the due diligence process. Representatives of J.P. Morgan gave a presentation to the ERI Board covering, among other things, a market update of the gaming industry and J.P. Morgan’s preliminary views on a potential business combination transaction with Caesars and related financing considerations.

Between June 7, 2019 and June 11, 2019, representatives of Caesars management and PJT Partners held a series of calls with representatives of ERI and ERI’s financial advisor and potential financing sources to discuss the terms of the financing for the transaction.

Between June 8, 2019 and June 24, 2019, representatives of Skadden and Milbank exchanged multiple drafts of a merger agreement. During that time period, in the course of negotiations, ERI agreed that it would pay Caesars a reverse termination fee of $836.8 million in the event that the merger agreement was terminated for failure to obtain one or more required regulatory approvals or if ERI was in material and willful breach of its regulatory efforts obligations with respect to antitrust laws. Also during that same period, the parties continued their due diligence efforts. During the week of June 10, 2019, in the course of Caesars’ reverse due diligence of ERI, representatives of ERI informed representatives of Caesars that Mr. Reeg, Gary Carano, Anthony Carano, the President and Chief Operating Officer of ERI, and James Hawkins, a member of the ERI Board, each had received a subpoena from the SEC in May 2019 relating to its ongoing investigation of trading in the securities of another publicly-traded company, the stock of which the ERI executives had traded and for which Mr. Hawkins had served as a member of the board of directors. The representatives of ERI further informed representatives of Caesars that ERI understood that the executives had not been notified of any allegation of wrongdoing. After receiving such information, representatives of Caesars conducted due diligence with respect to the matter and the matter was discussed at meetings of the Caesars Transaction Committee and the Caesars Board prior to the execution of the Merger Agreement. ERI and Caesars agreed to (i) change the composition of the members of the ERI Board at the closing of the Merger in the event that Mr. Reeg was no longer serving as a member of the ERI Board at the closing of the Merger as a result of circumstances specified in the Merger Agreement and (ii) change the composition and number of the members of the ERI Board at the closing of the Merger in the event that Mr. Reeg and Mr. Gary Carano were no longer serving as members of the ERI Board at the closing of the Merger as a result of circumstances specified in the Merger Agreement.

On June 17, 2019, the exclusivity period contemplated by the exclusivity agreement with ERI terminated but, in light of the substantial progress that had been made by the parties on all aspects of a Potential Transaction, Caesars and ERI agreed to work in good faith toward the execution of definitive documentation without extending exclusivity and targeted June 24, 2019 as the date to sign and announce a transaction.

On each of June 18, 2019 and June 20, 2019, the Caesars Transaction Committee, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting to discuss the latest terms of ERI’s proposed financing plan and resulting leverage of the combined company, and the status of the merger agreement and related legal issues.

On June 21, 2019, the Caesars Board, along with representatives of Caesars management, Skadden and PJT Partners, held a videoconference meeting with certain attendees participating from the Los Angeles, California offices of Skadden and certain other attendees participating from the New York, New York offices of Skadden. Representatives of Skadden reviewed substantially final drafts of the Merger Agreement and the related transaction documents, including the voting agreement that would be executed by Mr. Icahn and his affiliates, the voting agreement that would be executed by REI and the financing documents, in each case, including the remaining open issues to be resolved and a description of the potential resolution of each issue. Among other things, representatives of Skadden noted that the transaction would be taxable to Caesars stockholders, including with respect to any non-cash consideration that Caesars stockholders might elect to receive in the Merger. Representatives of Skadden also reviewed certain post-closing governance matters, explaining that the combined company’s board of directors would be comprised of eleven directors selected by ERI, of which (except under the circumstances described above) six would be chosen among existing ERI directors and five would be chosen among existing Caesars directors. Representatives of PJT Partners reviewed in greater detail the current terms of the acquisition financing, including the real estate financing transactions with VICI and the resulting leverage of the combined company, presented its financial analyses of the proposed transaction with ERI. Finally, representatives of Skadden reminded the directors of their fiduciary duties under applicable law in the context of the proposed transaction with ERI. On June 21, 2019, the implied value per share of the merger consideration being offered by ERI in the merger was $13 (calculated as the sum of $8.40 per share in cash and the implied value of 0.0899 shares of ERI common stock as of the close of trading on such date).

On June 22, 2019, the ERI Board, along with certain representatives of Milbank, Latham & Watkins LLP, ERI’s finance and real estate counsel, J.P. Morgan and ERI management, held a telephonic meeting. Representatives of Milbank reviewed substantially final drafts of the Merger Agreement and the related transaction documents, including the voting agreement that would be executed by Mr. Icahn and his affiliates and the voting agreement that would be executed by REI, in each case, including the remaining open issues to be resolved and a description of the potential resolution of each issue. Mr. Quatmann provided an overview of changes to the Merger Agreement regarding the composition of the ERI Board following consummation of the Merger. Representatives of J.P. Morgan presented its financial analyses of the proposed transaction with Caesars and responded to questions regarding such analysis from members of the ERI Board. In addition, Mr. Yunker reviewed the terms of the Debt Financing and the transactions with VICI contemplated by the Master Transaction Agreement with VICI, and also discussed plans to deleverage following consummation of the Merger. Representatives of Latham then reviewed substantially final drafts of the Master Transaction Agreement.

On June 23, 2019, the Caesars Board, along with representatives of Caesars management, Skadden and PJT Partners, held a telephonic meeting. At this meeting, at the request of Caesars’ Board, PJT Partners delivered an oral opinion, which was confirmed by a written opinion, dated June 24, 2019, that based upon and subject to the assumption made, procedures followed, matters considered and limitations on the review undertaken by PJT Partners in preparing the opinion, the consideration to be received in the Merger by the Caesars stockholders (of $13 per share, which was the subject of PJT Partners’ fairness opinion based on the closing trading price of Caesars common stock on June 21, 2019) was fair, from a financial point of view, to the Caesars stockholders, as more fully described in “—Opinion of Caesars’ Financial Advisor.” Among other things, the Caesars Board also took into consideration an illustrative package value prepared by PJT Partners at the request of the Caesars Transaction Committee, which demonstrated an illustrative package value to Caesars stockholders in the range of $12.50 per share to $15.25 per share, taking into account, among other things, a range of estimated synergies as provided by Caesars management (based on information from ERI management), Caesars management’s estimates of (a) ERI’s projected 2020 EBITDA and (b) Caesars’ projected 2020 EBITDA for the base case, estimated transaction costs, the assumed exercise of the Harrah’s Laughlin call right pursuant to the VICI call right agreement, the estimated trading multiple of the combined company and the pro forma capital structure of the combined company. Based on the discussions and deliberations at this meeting and prior meetings, the various presentations of PJT Partners and Skadden, and various other factors, including those described in “The Merger–Caesars Board’s Reasons for the Merger and Recommendation of the Caesars Board,” the Caesars Board unanimously (i) determined that it is fair to, and in the best interests of, Caesars and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution, delivery and performance by Caesars of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger and (iii) resolved to recommend the adoption of the Merger Agreement by the stockholders of Caesars and to submit the Merger Agreement to the stockholders of Caesars for adoption.

Also on June 23, 2019, the ERI Board, along with representatives of Milbank, Latham, J.P. Morgan and Caesars management, held a telephonic meeting. At this meeting, J.P. Morgan reviewed with the ERI Board its financial analysis of the Aggregate Consideration provided for in the Merger Agreement and delivered to the ERI Board its June 23, 2019, oral opinion, which was confirmed by delivery of a written opinion, dated June 23, 2019, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Aggregate Consideration in the proposed Merger was fair, from a financial point of view, to ERI, as more fully described below in the section “—Opinion of ERI’s Financial Advisor”. Based on the discussions and deliberations at this meeting and prior meetings, the various presentations of J.P. Morgan and Milbank, and various other factors, including those described in “—ERI Board’s Reasons for the Merger,” the ERI Board unanimously (i) determined that it is fair to, and in the best interests of, ERI and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) adopted and approved the execution, delivery and performance by ERI of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger and the issuance of shares of ERI common stock in connection with the transactions contemplated by the Merger Agreement, and (iii) resolved to recommend the approval by ERI stockholders of the Share Issuance, the Delaware Conversion and the ERI A&R Nevada Charter.

On June 24, 2019, following the unanimous approval by each of the Caesars Board and the ERI Board of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, Caesars and ERI entered into the Merger Agreement.

ERI Board’s Reasons for the Merger

At a meeting held on June 23, 2019, the ERI Board reviewed and considered the proposed Merger with the assistance of ERI’s management, as well as with ERI’s legal and financial advisors. The ERI Board unanimously approved the execution of the Merger Agreement, taking into consideration a number of substantive factors, both positive and negative, and potential benefits and detriments of the Merger to ERI and its stockholders. In making its determination, the ERI Board focused, among other things, on the following material factors (not necessarily in order of relative importance):

•	the expectation that the Merger will create economies of scale and other geographic advantages by broadening the combined company’s portfolio to approximately 60 casino-resorts across 16 states;

•	ERI management’s track record in successfully integrating acquired companies;

•	the opportunity to combine Caesars’ industry-leading loyalty rewards program with that of ERI to drive value across the expanded regional network of the combined company;

•

ERI management’s identification of $500 million of synergies in the first year following the closing of the Merger resulting from the combination of ERI’s and Caesars’ businesses, with the potential for additional cost and revenue synergies over the long term;

•	Caesars’ portfolio of destination assets and well-known brands, which, among other things, provides access to attractive properties in Las Vegas and other gaming markets around the country;

•	completed and in-progress room remodels made by Caesars to its Las Vegas strip assets and the potential for improved near-term operating performance as a result thereof;

•	the terms of the transactions contemplated by the Master Transaction Agreement;

•

the existence of Caesars’ NOL carry forwards, which ERI management and outside tax advisors believed would likely be available to offset all or substantially all of the gains on the real estate asset sales to VICI contemplated by the Master Transaction Agreement;

•	the terms applicable to the financing contemplated by the Commitment Letter;

•

the anticipated debt level of the combined company following Closing, which the ERI Board determined to be appropriate based on anticipated financial performance, and the expected ability to reduce such debt levels with free cash flow following Closing;

•	the expectation of the ERI Board that gaming and regulatory approvals required to consummate the Merger would be obtained in the anticipated timeframe;

•	the scope and results of the due diligence investigation that ERI and its advisors conducted on Caesars;

•

the June 23, 2019, oral opinion of J.P. Morgan delivered to the ERI Board, which was confirmed by delivery of a written opinion, dated June 23, 2019, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Aggregate Consideration in the proposed Merger was fair, from a financial point of view, to ERI, as more fully described below in the section “—Opinion of ERI’s Financial Advisor” beginning on page 145. The full text of the written opinion of J.P. Morgan, dated June 23, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, is attached as Annex J to this joint proxy statement/prospectus and is incorporated herein by reference;

•

the terms of the Merger Agreement that require Caesars to pay a $418.4 million termination fee to ERI under certain circumstances in which the Merger Agreement is terminated, including circumstances relating to an Adverse Recommendation Change;

•

the fact that the Aggregate ERI Share Amount is based on an exchange ratio that is fixed and will not fluctuate in the event that the market price of Caesars common stock increases or the market price of ERI common stock decreases between the date of the Merger Agreement and the consummation of the Merger; and

•	the willingness of each of REI and the Caesars Significant Stockholder to enter into a voting agreement in connection with the transactions contemplated by the Merger Agreement.

The ERI Board also considered potential risks, uncertainties and other factors weighing negatively against the transactions contemplated by the Merger Agreement (including the Merger and the Share Issuance), including, but not limited to, those set forth below:

•

the possibility that the Merger may not be completed or that completion may be unduly delayed for reasons beyond the control of ERI and/or Caesars, including the potential length of the regulatory review process;

•

the terms of the Merger Agreement that require ERI to take any and all steps necessary in order to obtain all antitrust and gaming approvals required to consummate the Merger, including the divestiture of assets of ERI or Caesars, the holding separate of assets and/or the entry into agreements restricting the activities of the combined company following the Merger, and the risk that applicable governmental authorities may require ERI to take such actions in order to obtain such antitrust and gaming approvals;

•	the challenges of combining the businesses of the two companies and the attendant risks of not achieving the expected strategic benefits and cost savings on the anticipated timeframe or at all;

•

the possibility that, in certain circumstances relating to the failure to obtain antitrust and gaming approvals, ERI could become obligated to pay Caesars a termination fee of approximately $836.8 million;

•

the obligation of ERI to pay an approximately $154.9 million termination fee under certain circumstances where the Merger Agreement is terminated as a result of an Adverse Recommendation Change by the ERI Board;

•

the obligation of ERI under the Master Termination Agreement to pay a termination fee of $75.0 million to VICI if the Master Transaction Agreement is terminated as a result of the termination of the Merger Agreement (subject to certain exceptions);

•

the possibility that, in certain circumstances relating to failure to obtain ERI stockholder approval of the Share Issuance, ERI could become obligated to pay Caesars expense reimbursement of up to $50 million;

•

the terms of the Merger Agreement providing that, if applicable closing conditions set forth in the Merger Agreement are not satisfied by March 25, 2020, the cash payable by ERI in the Merger will increase on a daily basis thereafter by $0.003333 per share of Caesars common stock until the Closing (provided that such amount will not be payable if the waiting period under the HSR Act has expired or been terminated but (to the extent required) the consents of the holders of Caesars’ 5.00% convertible senior notes due 2024 have not been obtained);

•	the ability to finalize and consummate the financing arrangements contemplated by the Commitment Letter and the transactions contemplated by the Master Transaction Agreement;

•

the Merger Agreement terms providing that ERI’s obligation to consummate the Merger is not conditioned upon obtaining financing or the transactions contemplated by the Master Transaction Agreement, which could subject ERI to unanticipated liabilities and expenses in the event those other transactions cannot be completed in the anticipated timeframe or at all;

•

the possibility that Caesars may seek specific performance in the event that ERI fails to consummate the Merger pursuant to the terms of the Merger Agreement, even if ERI has not obtained financing for the Merger;

•

the increased leverage and borrowing costs for ERI following the consummation of the Merger and the other transactions contemplated by the Merger Agreement as a result of the incurrence of debt to finance such transactions;

•	the importance of key personnel of ERI, including Thomas Reeg, Gary Carano and Anthony Carano, to effectively integrate Caesars into ERI and realize the anticipated benefits of the Merger;

•	the potential for diversion of management and employee attention from operational matters for an extended period of time;

•	the possibility that macroeconomic or market conditions could adversely impact ERI and/or Caesars;

•	the perception of investors and the potential impact on the trading price of shares of ERI common stock;

•

the terms and conditions of the Merger Agreement that restrict the conduct of ERI’s business pending the closing of the Merger and which could delay or prevent ERI from undertaking business opportunities that may arise or from taking other actions with respect to its operations that the ERI Board and ERI’s management might believe were appropriate or desirable, and the potential length of time before conditions to consummation of the Merger can be satisfied, during which time ERI would be subject to such restrictive terms and conditions;

•

the ability of Caesars to terminate the Merger Agreement in order to enter into an alternative acquisition agreement that the Caesars Board determines to be a superior proposal, subject to certain conditions (including ERI’s right to have an opportunity to revise the terms of the Merger Agreement), provided that Caesars concurrently pay a $418.4 million termination fee to ERI under circumstances as described in “The Merger Agreement—Termination Fee, Expenses” beginning on page 217;

•	the risk of litigation relating to the Merger and the other transactions contemplated by the Merger Agreement;

•

the fact that the Aggregate ERI Share Amount is based on an exchange ratio that is fixed and will not fluctuate in the event that the market price of Caesars common stock decreases or the market price of ERI common stock increases between the date of the Merger Agreement and the consummation of the Merger;

•	the fact that the Share Issuance will dilute the ownership of ERI’s existing stockholders; and

•	other risks of the type and nature described in “Risk Factors” beginning on page 48 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 46.

The foregoing discussion of the information and factors considered by the ERI Board is not intended to be exhaustive, but rather is meant to include the material factors that the ERI Board considered. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the ERI Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, the ERI Board based its approval on an overall review and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual directors may have given different weights to different factors.

This explanation of ERI’s reasons for the Merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 46.

Opinion of ERI’s Financial Advisor

Pursuant to an engagement letter, dated June 3, 2019, ERI retained J.P. Morgan as its financial advisor in connection with the proposed Merger.

At the meeting of the ERI Board on June 23, 2019, J.P. Morgan rendered its oral opinion to the ERI Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the Aggregate Consideration in the proposed Merger was fair, from a financial point of view, to ERI. J.P. Morgan confirmed its June 23, 2019, oral opinion by delivering its written opinion to the ERI Board, dated June 23, 2019, that, as of such date, the Aggregate Consideration in the proposed Merger was fair, from a financial point of view, to ERI.

The full text of the written opinion of J.P. Morgan, dated June 23, 2019, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, is attached as Annex J to this joint proxy statement/prospectus and is incorporated herein by reference. This summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. ERI’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the ERI Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger, was directed only to the Aggregate Consideration in the proposed Merger and did not address any other aspect of the proposed Merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed Merger to the holders of any class of securities, creditors or other constituencies of ERI or as to the underlying decision by ERI to engage in the proposed Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of ERI as to how such stockholder should vote with respect to the proposed Merger or any other matter.

In arriving at its opinion, J.P. Morgan:

•	reviewed a draft dated June 23, 2019, of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Caesars and ERI and the industries in which they operate;

•

compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•

compared the financial and operating performance of Caesars with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Caesars common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of ERI relating to its business, as well as projections relating to Caesars’ business, provided by the management of ERI;

•	reviewed the estimated amount and timing of the cost savings, revenue benefits and related expenses and synergies expected to result from the Merger (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Caesars and ERI with respect to certain aspects of the proposed Merger, and the past and current business operations of Caesars and ERI, the financial condition and future prospects and operations of Caesars and ERI, the effects of the proposed Merger on the financial condition and future prospects of ERI, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Caesars and ERI or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with ERI, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Caesars or ERI under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of

Caesars and ERI to which such analyses or forecasts relate. J.P. Morgan expresses no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the proposed Merger and the other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of ERI and will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the Debt Financing will be consummated on the terms discussed with ERI’s management. At the direction of ERI’s management, J.P. Morgan assumed that the Ticking Fee (as defined in the Merger Agreement) will accrue in the amounts discussed with ERI’s management and that the value of the Parent Common Stock VWAP (as defined in the Agreement) is equal to the closing price of the ERI common stock on the last trading day immediately preceding the date of the written opinion, dated June 23, 2019. J.P. Morgan also assumed that the representations and warranties made by ERI, Caesars, and Merger Sub in the Merger Agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to ERI with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Caesars, Merger Sub or ERI or on the contemplated benefits of the Merger.

The projections furnished to J.P. Morgan were prepared by the management of ERI or Caesars as discussed more fully under “Certain ERI and Caesars Financial Projections” beginning on page 167. ERI does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of ERI and Caesars’ management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to the section entitled “Certain ERI and Caesars Financial Projections” beginning on page 167 of this joint proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Aggregate Consideration in the proposed Merger to ERI, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed Merger to the holders of any class of securities, creditors or other constituencies of ERI or as to the underlying decision by ERI to engage in the proposed Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Merger, or any class of such persons relative to the Aggregate Consideration applicable to ERI in the proposed Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which ERI common stock or Caesars common stock will trade at any future time.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the ERI Board on June 23, 2019, and in the presentation delivered to the ERI Board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the ERI Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Caesars with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to Caesars.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, may be considered similar to those of Caesars. However, certain of these companies may have characteristics that are materially different from those of Caesars. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Caesars.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value, calculated as the market value of that company’s common stock on a fully diluted basis, plus any debt, preferred equity, and non-controlling interest, less cash and cash equivalents, to the consensus equity research analyst estimate for such company’s EBITDA (calculated as earnings before interest, taxes, depreciation, and amortization) (“EBITDA”) for the years ending December 31, 2019 (“FV/2019E EBITDA”) and December 31, 2020 (“FV/2020E EBITDA”).

The companies selected by J.P. Morgan, and the FV/2019E EBITDA multiple and FV/2020E EBITDA multiple for such companies, were as follows:

	FV/2019E EBITDA	FV/2020E EBITDA
Penn National Gaming, Inc.	6.1x	5.5x
Caesars Entertainment Corporation	9.3x	8.6x
Churchill Downs Incorporated	13.7x	13.1x
Boyd Gaming Corporation	8.6x	8.3x
Eldorado Resorts, Inc.	10.4x	9.2x
Red Rock Resorts, Inc.	9.6x	8.5x
MGM Resorts International	11.2x	10.3x

Based on the results of this analysis, J.P. Morgan selected multiple reference ranges of 8.75x—11.25x and 8.50x—10.25x for Caesars’ FV/2019E EBITDA and FV/2020E EBITDA, respectively. After applying such ranges to the projected EBITDA for Caesars for the years ending December 31, 2019 and December 31, 2020, based on the projections provided by ERI management, the analysis indicated the following ranges of implied per share equity value for shares of Caesars common stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value
	Low	High
Caesars FV/2019E EBITDA	$9.25	$14.00
Caesars FV/2020E EBITDA	$10.25	$14.00

The ranges of implied per share equity value for Caesars common stock were compared to the closing share price of Caesars common stock of $9.99 on June 21, 2019, the trading day immediately preceding the date of the written opinion, dated June 23, 2019, and the implied per share offer price (based on the closing price of ERI common stock on June 21, 2019) of $13.00.

Selected Transaction Analysis

Using publicly available information, J.P. Morgan reviewed selected transactions involving acquired businesses and assets that, for purposes of J.P. Morgan’s analysis, may be considered similar to Caesars’ business or assets.

None of the selected transactions reviewed was identical to the proposed Merger. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed Merger.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s firm value to the target company’s EBITDA for the twelve-month period prior to announcement of the applicable transaction (“FV/LTM EBITDA”).

The transactions selected by J.P. Morgan for its analysis and the FV/LTM EBITDA multiple calculated for each transaction were as follows:

Month/Year Announced	Target	Acquiror	FV/LTM EBITDA
September 2016	Isle of Capri Casinos, Inc.	Eldorado Resorts, Inc.	8.8x
June 2017	American Casino & Entertainment Properties LLC	Golden Entertainment, Inc.	8.0x
November 2017	Centaur Holdings, LLC	Caesars Entertainment Corporation	12.1x
December 2017	Pinnacle Entertainment, Inc.	Penn National Gaming, Inc.	10.5x
March 2018	Sands Casino Resort	Bethlehem Wind Creek Hospitality	9.7x
April 2018	Tropicana Entertainment Inc.	Eldorado Resorts, Inc.	9.3x
May 2018	Empire City Casino	MGM Resorts International	12.1x
September 2018	Hard Rock Rocksino	MGM Resorts International	11.3x
October 2018	Rivers Casino Des Plaines	Churchill Downs Incorporated	11.3x
November 2018	Greektown Casino-Hotel	Penn National Gaming Inc.	10.4x
April 2019	Jack Cincinnati Casino	Hard Rock International	10.3x

Based on the results of this analysis, J.P. Morgan selected a multiple reference range for FV/LTM EBITDA of 9.00x—12.00x and applied it to Caesars’ LTM EBITDA as of March 31, 2019. This analysis indicated the following implied per share equity value range for Caesars common stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value
	Low	High
FV/LTM EBITDA as of March 30, 2019	$9.75	$15.50

The range of implied per share equity values for Caesars common stock was compared to the closing share price of Caesars common stock of $9.99 on June 21, 2019, the trading day immediately preceding the date of the written opinion, dated June 23, 2019, and the proposed per share offer price (based on the closing price of ERI common stock on June 21, 2019) of $13.00.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for each of ERI common stock and Caesars common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using an appropriate discount rate and applying a discounting convention that assumes that all cash flows were generated at the midpoint of each period. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projection period.

J.P. Morgan calculated the unlevered free cash flows that ERI and Caesars are expected to generate during fiscal years 2019 through 2023 based upon projections provided by the management of ERI. J.P. Morgan also calculated a range of terminal values of ERI and Caesars at the end of the five-year period ending in 2023 by applying a perpetual growth rate ranging from 1.0% to 2.0% to the unlevered free cash flow of ERI and Caesars during the final year of the five-year period. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 7.75% to 8.75% for ERI and Caesars, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of ERI and Caesars, respectively.

Based on the foregoing, this analysis indicated the following implied per share equity value ranges for ERI common stock and Caesars common stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value
	Low	High
ERI Discounted Cash Flow	$57.75	$84.50
Caesars Discounted Cash Flow	$8.75	$14.00

The range of implied per share equity values for Caesars common stock was compared to the closing share price of Caesars common stock of $9.99 on June 21, 2019, the trading day immediately preceding the date of the written opinion, dated June 23, 2019, and the implied per share offer price (based on the closing price of ERI common stock on June 21, 2019) of $13.00.

J.P. Morgan also calculated the unlevered free cash flows that Caesars is expected to generate with the Synergies included during fiscal years 2019 through 2023 based upon projections provided by the management of ERI. J.P. Morgan also calculated a range of terminal values of Caesars at the end of the five-year period ending in 2023 by applying a perpetual growth rate ranging from 1.0% to 2.0% to the unlevered free cash flow of Caesars during the final year of the five-year period. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 7.75% to 8.75% for Caesars, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Caesars.

Based on the foregoing, this analysis indicated the following implied per share equity value range for Caesars common stock, rounded to the nearest $0.25:

	Implied Per Share Equity Value
	Low	High
Caesars Discounted Cash Flow incl. Synergies	$14.75	$21.50

The range of implied per share equity values for Caesars common stock was compared to the closing share price of Caesars common stock of $9.99 on June 21, 2019, the trading day immediately preceding the date of the written opinion, dated June 23, 2019, and the implied per share offer price (based on the closing price of ERI common stock on June 21, 2019) of $13.00.

Value Creation Analysis

J.P. Morgan conducted an analysis of the theoretical value creation to the existing holders of ERI common stock that compared the estimated implied equity value of ERI common stock on a standalone basis based on the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above to the estimated implied equity value of former ERI stockholders’ ownership in the combined company, pro forma for the proposed Merger.

J.P. Morgan calculated the pro forma implied equity value of ERI common stock by (1) adding the sum of (a) the implied equity value of ERI on a stand-alone basis of approximately $5.46 billion, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of ERI described above, (b) the implied equity value of Caesars on a stand-alone basis of approximately $9.44 billion, without Synergies, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis of Caesars described above, (c) the estimated value of the Synergies, net of transaction costs, as reflected in synergy estimates ERI management provided to J.P. Morgan for use in connection with its analysis, in the aggregate amount of approximately $5.22 billion, (d) the sale proceeds of the call options exercised VICI of approximately $1.81 billion, and (e) the sale proceeds of approximately $1.40 billion related to the modification of two leases with VICI, (2) subtracting the sum of (a) the net present value of the additional rent connected to the call options exercised by VICI of approximately $1.76 billion, (b) the net present value of the incremental rent of approximately $1.12 billion, (c) the net present value of the adjusted net operating loss of approximately $281 million, and (d) the cash consideration used in the proposed Merger of approximately $7.21 billion, and (3) multiplying such result by the pro forma equity ownership of the combined company by the existing holders of ERI common stock of approximately 50.6%. This analysis indicated that the proposed Merger implied pro forma equity value for such holders of approximately $6.56 billion, which represents accretion in value of approximately $1.10 billion, or 20.1% compared to the standalone equity value of ERI. There can be no assurance, however, that the Synergies, transaction-related expenses and other impacts referred to above will not be substantially greater or less than those estimated by ERI’s management and described above.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of ERI or Caesars. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Caesars, and none of the selected transactions reviewed is identical to the proposed Merger. However, the companies selected were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Caesars. The transactions selected were similarly chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Caesars and the transactions compared to the proposed Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise ERI with respect to the proposed Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with ERI and the industries in which it operates.

ERI has agreed to pay J.P. Morgan an estimated fee of approximately $15.0 million, $4.0 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed Merger. In addition, J.P. Morgan may receive a discretionary fee of up to $5.0 million, which amount, if any, will be determined by ERI in its sole discretion. In addition, ERI has agreed, subject to certain limitations, to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with ERI and Caesars, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on ERI’s credit facility, as amended, which amendment closed in October 2018, and joint lead bookrunner on ERI’s offerings of debt securities which closed in September 2018 and 2017, respectively, and as joint lead arranger and joint bookrunner on credit facilities of certain affiliates of Caesars which closed in December and October 2017, respectively, as lead manager and bookrunner on a financing of Caesars which closed in November 2017, and joint lead bookrunner on an offering of debt securities of an affiliate of Caesars which closed in September 2017. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of ERI, for which it receives customary compensation or other financial benefits. J.P. Morgan anticipates that, in connection with the proposed Merger and certain related transactions, J.P. Morgan and its affiliates will arrange and/or provide financing to ERI and VICI, respectively, and may provide certain liability management services to Caesars, in each case for customary compensation. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of ERI and Caesars. During the two year period preceding the delivery of J.P. Morgan’s opinion, the aggregate fees received by J.P. Morgan from ERI were approximately $10 million and from Caesars were approximately $40 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of ERI or Caesars for their own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Caesars Board’s Reasons for the Merger and Recommendation of the Caesars Board

After careful consideration, and based on the unanimous recommendation of the Transaction Committee, the Caesars Board, at a meeting convened on June 23, 2019: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interest of, Caesars and its stockholders, (ii) approved the Merger Agreement and the performance by Caesars of its obligations thereunder and (iii) determined to recommend the adoption by Caesars’ stockholders of the Merger Agreement.

In the course of making such determination, the Caesars Board consulted with senior management of Caesars and its financial and legal advisors and considered a number of factors that the Caesars Board believed supported its decision, including, but not limited to, the following factors (which factors are not intended to be exhaustive and are not presented in any relative order of importance):

•

the implied value of the Merger Consideration to be received by Caesars’ stockholders of $13.00 per share (calculated as the sum of $8.40 per share in cash and the implied value of 0.0899 shares of ERI common stock as of June 21, 2019) represents a premium of approximately 30% based on the closing price per share of Caesars common stock of $9.99 on June 21, 2019, and a premium of approximately 42% based on the “unaffected” closing price of Caesars common stock of $9.13 on June 6, 2019 (the day on which the news media began publishing speculation that Caesars was nearing a deal to be acquired by ERI);

•	the significant cash component of the Merger Consideration (equal to approximately 65% of the total Merger Consideration based on the implied value of the Merger Consideration as of June 21, 2019);

•

the stock component of the Merger Consideration is a fixed exchange ratio that will not fluctuate as a result of changes in the price of ERI common stock or Caesars common stock prior to the Merger, which limits the impact of external factors on the Merger Consideration;

•

the Merger Agreement provides for a cash/stock election mechanism, allowing Caesars’ stockholders to choose whether to receive consideration for each of their shares in the form of cash or ERI common stock, subject to proration as more fully described in the sections entitled “—Merger Consideration” and “The Merger Agreement—Proration,” respectively;

•

in the event the Merger is not consummated on or prior to March 25, 2020, the cash ticking fee equal to approximately $0.10 per share per month payable to Caesars’ stockholders on a per diem basis, provided that such amount will not be payable if the waiting period under the HSR Act has expired or been terminated but (to the extent required) the consents of the holders of Caesars’ 5.00% convertible senior notes due 2024 have not been obtained;

•	the strategic advantages of a combination with ERI compared to Caesars continuing as a standalone company, including the following:

•	the anticipated synergies to be realized in combining the two companies, including corporate, marketing, operational and revenue synergies;

•	the substantial expertise and experience of ERI’s management team in the gaming industry and the business practices of ERI, including ERI’s decentralized approach to management;

•	the larger size of the combined company, together with anticipated cost synergies, is expected to result in lower general and administrative expenses relative to its asset base;

•

in light of the regulatory, financial and competitive challenges facing industry participants (including the fact that the Las Vegas market has historically been disproportionately adversely impacted during recessions compared to regional gaming markets), the likelihood that the combined company would be better positioned to meet such challenges if the expected strategic and financial benefits of the transaction were fully realized; and

•	the potential increase in liquidity of ERI common stock following consummation of the Merger, as compared to Caesars’ common stock, due to a less concentrated ownership base;

•

the potential strategic alternatives available to Caesars, including the possibility of remaining a standalone entity and executing on Caesars’ standalone plan, a potential strategic acquisition or a potential sale, and the assessment of the Caesars Board that no other alternatives reasonably available to Caesars were likely to create greater value for Caesars’ stockholders than the Merger;

•

the support of the Merger by Carl C. Icahn and his affiliates and REI, who each entered into voting agreements pursuant to which they agreed to vote their shares of Caesars common stock and ERI common stock, respectively, in favor of the applicable transactions contemplated by the Merger

Agreement, on the terms and subject to the conditions set forth in each of their respective voting agreements, as more fully described in the sections entitled “The Caesars Significant Stockholder Voting Agreement” and “The REI Voting Agreement,” respectively;

•

the existence of Caesars’ net operating loss carry forwards, which, in the opinion of Caesars’ management and outside tax advisors, will likely be available to offset all or substantially all of the gains on the real estate asset sales to VICI contemplated by the Master Transaction Agreement;

•

the belief of the Caesars Board that the terms of the Merger Agreement represented the most favorable terms, including price, to Caesars and its stockholders that ERI would be willing to agree to, which belief was based on, among other things, extensive negotiations between Caesars and ERI and their respective advisors and the indications of interest received from other third parties;

•

the opinion of PJT Partners, which was delivered orally at the meeting of the Caesars Board on June 23, 2019 and confirmed by delivery of a written opinion, dated June 24, 2019, that, based upon and subject to the assumptions, limitations and qualifications stated in its written opinion, as of the date thereof, the consideration to be received in the Merger by the Caesars stockholders (of $13 per share, which was the subject of PJT Partners’ fairness opinion based on the closing trading price of ERI common stock on June 21, 2019) was fair to such holders from a financial point of view, as more fully described below in the section entitled “—Opinion of Caesars’ Financial Advisor” of this joint proxy statement/prospectus;

•

the financial analysis prepared by PJT Partners at the request of the Transaction Committee, which demonstrated an illustrative package value to Caesars stockholders in the range of $12.50 per share to $15.25 per share, taking into account, among other things, a range of estimated synergies as provided by Caesars management (based on information from ERI management), Caesars management’s estimates of (a) ERI’s projected 2020 EBITDA and (b) Caesars’ projected 2020 EBITDA for the base case, estimated transaction costs, the assumed exercise of the Harrah’s Laughlin call right pursuant to the VICI call right agreement, the estimated trading multiple of the combined company and the pro forma capital structure of the combined company;

•

ERI’s agreement to pay a termination fee of approximately $154.9 million under certain circumstances in which the Merger Agreement is terminated, including circumstances relating to an adverse recommendation change by the ERI Board, and a larger reverse termination fee of approximately $836.8 million under circumstances relating to the failure to obtain applicable gaming and regulatory approvals;

•

the view of the Caesars Board that the terms of the Merger Agreement would not preclude or otherwise limit any third party with the financial capability and strategic interest of acquiring Caesars from pursuing a potential superior proposal prior to Caesars’ stockholder vote with respect to the Merger. In this regard, the Caesars Board considered the following:

•

the ability of the Caesars Board, in certain circumstances, to change its recommendation to Caesars’ stockholders in favor of the Merger, including in the event of a superior acquisition proposal that the Caesars Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (i) is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein, and the person making such superior acquisition proposal and (ii) is more favorable to Caesars’ stockholders from a financial point of view than the transactions contemplated by the Merger Agreement;

•

the ability of the Caesars Board in certain circumstances to engage in negotiations with a third party that makes an unsolicited acquisition proposal that could reasonably be expected to lead to a superior acquisition proposal; and

•	the belief of the Caesars Board that the termination fee of approximately $418.4 million to be paid to ERI upon termination of the Merger Agreement under specific circumstances, including in connection with a superior acquisition proposal, is reasonable, customary and not likely to significantly deter another party from making a superior acquisition proposal;

•

the belief of the Caesars Board that it is highly likely that the Merger will be consummated, given the commitment of both parties to complete the Merger pursuant to their respective obligations under the Merger Agreement (including ERI’s obligation to take all steps necessary to obtain required gaming and regulatory approvals and Caesars’ right to specifically enforce this obligation), the absence of any significant closing conditions under the Merger Agreement, other than the gaming, regulatory and stockholders approvals, and the likelihood that the stockholder approvals will be obtained;

•	the fact that the combined company would maintain Caesars’ name, preserving the value of Caesars’ brand;

•	the availability of appraisal rights, under Delaware law, to Caesars’ stockholders who dissent to the Merger;

•

feedback from Caesars’ stockholders who generally expressed an interest in having the opportunity to vote upon a strategic transaction such as the Merger, including Carl C. Icahn and his affiliates, who entered into a voting agreement, as more fully described in the section entitled “The Caesars Significant Stockholder Voting Agreement”;

•	the scope and results of the due diligence investigation of ERI conducted by Caesars and its advisors;

•	the fact that the Transaction Committee, with the assistance of PJT Partners, conducted an appropriately thorough review process, including the following:

•

communications with 10 prospective bidders, confidentiality agreements with four prospective bidders, management meetings with four of the prospective bidders and bids from four of the prospective bidders;

•	the fact that the formation of the Transaction Committee and its purpose, including to seek bids for a potential sale of Caesars, were publicly announced on April 17, 2019;

•	the fact that, at the end of the Transaction Committee’s review process, the Merger with ERI was the only viable alternative to Caesars’ standalone plan;

•

the fact that the Transaction Committee consists entirely of independent members of the Caesars Board who are not affiliated with ERI, are not employees of Caesars or any of its subsidiaries and have no financial interest in the Merger different from, or in addition to, the interests of Caesars’ unaffiliated stockholders, other than the interests described under “Interests of Caesars’ Directors and Executive Officers in the Merger”;

•

the fact that the Caesars Board engaged PJT Partners to serve as its financial advisor and Skadden Arps to serve as its legal advisor, each a nationally recognized firm, and that, based on disclosures made to the Caesars Board, the Caesars Board concluded that both PJT Partners and Skadden Arps were free of any material relationships with ERI that would reasonably be expected to impair either PJT Partners’ or Skadden Arps’ ability to perform their respective services to Caesars in connection with the proposed transaction;

•	the fact that the Transaction Committee conducted thorough deliberations and held 15 formal meetings regarding the Merger and alternatives to the Merger; and

•	the fact that the Caesars Board conducted thorough deliberations and held eight formal meetings regarding the Merger and alternatives to the Merger;

•

ERI’s agreement to take all steps necessary to obtain all gaming and regulatory approvals required for completion of the Merger as promptly as practicable, including divesting or holding separate assets, properties or businesses of ERI or Caesars (which is commonly referred to as a “hell or high water” provision); and

•

the favorable treatment of Caesars’ outstanding equity awards in the Merger and ERI’s provision of a cash bonus pool for certain Caesars’ employees to incentivize employee retention between the signing and the completion of the Merger.

The Caesars Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following (the following factors are not intended to be exhaustive and are not presented in any relative order of importance):

•	the risk that synergies may not be realized or may not be captured to the extent and within the time expected;

•	the risk that the combined company will not trade within the range of values contemplated by PJT Partners’ illustrative package value analysis;

•	the potential length and uncertainty of the gaming and regulatory approval process and, consequently, the period during which management’s attention may be diverted;

•

the conditions to the Merger Agreement requiring receipt of certain gaming and regulatory approvals and clearances and the risk that regulatory agencies may impose terms and conditions on approvals that could adversely affect the projected financial results of the combined company following the consummation of the Merger;

•

the fact that there can be no assurance that all conditions to the parties’ obligations to complete the Merger will be satisfied, including approval by Caesars’ stockholders and ERI’s stockholders, and that failure to complete the Merger could negatively affect Caesars’ stock price and/or future business and financial results;

•

the stock component of the Merger Consideration is a fixed exchange ratio that will not fluctuate as a result of changes in the price of ERI or Caesars common stock prior to the Merger, which means (i) Caesars’ stockholders who elect to receive consideration in the form of ERI common stock will not know the market value of the consideration they will receive until the completion of the Merger and (ii) the market value of the Merger Consideration could decrease prior to the closing of the Merger if the trading price of ERI common stock decreases;

•	the fact that the Merger Consideration will be taxable to Caesars’ stockholders even if they elect to receive their consideration in the form of ERI common stock;

•	the fact that the ERI management team has not previously managed a gaming company the size of Caesars;

•

the substantial costs to be incurred in connection with the Merger, including the costs of integrating the businesses of Caesars and ERI and the costs of any litigation that may result from the announcement or pendency of the Merger, as well as the transaction expenses arising from the Merger;

•

the substantial amount of debt to be incurred in connection with the Merger, which could restrict the ability of the combined company to pay dividends and fund working capital and planned capital expenditures;

•	the restrictions on the conduct of Caesars’ business during the pendency of the Merger;

•	the risk of employee attrition or lack of motivation during the pendency of the Merger;

•

the restrictions on Caesars’ ability to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties and to engage in discussions with third parties regarding alternative acquisition proposals;

•	the circumstances in which Caesars may be required to pay a termination fee to ERI;

•	the importance of key personnel of ERI, including Thomas Reeg, Gary Carano and Anthony Carano, to effectively integrate Caesars into ERI and realize the anticipated benefits of the Merger;

•

the fact that certain executive officers and directors of ERI including Mr. Reeg, Mr. Gary Carano and Mr. Anthony Carano received subpoenas from the SEC relating to an ongoing SEC investigation, as described in the section entitled “—Background of the Merger” beginning on page 128;

•	the risks and challenges inherent in the combination of two businesses of the size, scope and complexity of Caesars and ERI;

•

the fact that certain of Caesars’ directors and executive officers may have interests in the transactions that are different from or in addition to those of stockholders generally, as described in the section entitled “—Interests of Caesars’ Directors and Executive Officers in the Merger” beginning on page 178;

•

the risk that the ticking fee will not be paid if the waiting period under the HSR Act has expired or been terminated but (to the extent required) the consents of the holders of Caesars’ 5.00% convertible senior notes due 2024 have not been obtained;

•

the fact that there may be little to no remaining net operating loss carry forwards following the closing of the real estate financing transactions with VICI, which might otherwise be available to offset taxable income following the consummation of the Merger; and

•	various other risks associated with the Merger and the business of Caesars and ERI described under “Risk Factors” beginning on page 48.

The Caesars Board determined that overall these potential risks and uncertainties were outweighed by the benefits that the Caesars Board expects to achieve for Caesars’ stockholders as a result of the Merger, and that these potential risks could also be mitigated or managed by Caesars, ERI or, following the consummation of the Merger, the combined company. The Caesars Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The above discussion of the material factors considered by the Caesars Board in its consideration of the Merger and the transactions contemplated by the Merger Agreement is not intended to be exhaustive, but does set forth the principal factors considered by the Caesars Board. In light of the number and wide variety of factors considered in connection with the evaluation of the Merger, the Caesars Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The Caesars Board viewed its position as being based on all of the information available to it and the factors presented to and considered by it. However, some directors may themselves have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of Caesars’ reasons for the Merger and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”

THE CAESARS BOARD UNANIMOUSLY RECOMMENDS THAT CAESARS’ STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

Opinion of Caesars’ Financial Advisor

At a meeting of the Caesars Board, PJT Partners rendered its oral opinion, subsequently confirmed in its written opinion dated June 24, 2019, to the Caesars Board that, based upon and subject to the assumptions, limitations and qualifications stated in its written opinion, that as of the date thereof, the Merger Consideration to be received by the holders of shares of Caesars common stock in the Merger was fair to such holders from a financial point of view. The implied Merger Consideration to be received by the holders of shares of Caesars common stock in the Merger, as of the date of the opinion, was equal to $13.00 per share of Caesars common stock (calculated as the sum of (i) $8.40 in cash and (ii) the implied value of 0.0899 shares of ERI common stock based on the closing trading price of ERI common stock as of June 21, 2019).

The full text of the written opinion of PJT Partners, dated June 24, 2019, which sets forth the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by PJT Partners in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex K and incorporated by reference herein. You are encouraged to read the opinion carefully in its entirety. The summary of the PJT Partners opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of PJT Partners’ written opinion. PJT Partners’ advisory services and opinion were provided for the information and assistance of the Caesars Board in connection with its consideration of the Merger and the opinion does not constitute a recommendation as to any action the Caesars Board should take with respect to the Merger or how any holder of Caesars common stock should vote with respect to the Merger or any other matter.

In arriving at its opinion, PJT Partners, among other things:

•	reviewed certain publicly available information concerning the respective businesses, financial conditions and operations of Caesars and ERI;

•

reviewed certain internal information concerning the respective businesses, financial conditions and operations of Caesars and ERI prepared and furnished to PJT Partners by the management of Caesars and the management of ERI;

•

reviewed certain internal financial analyses, estimates and forecasts relating to Caesars, including projections for fiscal years 2019 through 2023 that were prepared and approved by the management of Caesars (which we refer to as the Caesars forecasts and which are summarized under “—Certain ERI and Caesars Financial Projections” beginning on page 167 of this joint proxy statement/prospectus);

•

reviewed certain financial analyses, estimates and forecasts relating to ERI, including projections for fiscal years 2019 through 2023 that were prepared by the management of ERI and subsequently adjusted and approved by the management of the Caesars (which we refer to as the ERI forecasts and which are summarized under “—Certain ERI and Caesars Financial Projections” beginning on page 167 of this joint proxy statement/prospectus);

•

reviewed certain financial analyses, estimates and forecasts prepared by the management of ERI and approved by the management of Caesars (under the supervision of Caesars Transaction Committee) with respect to the pro forma impact of the Merger on the future financial performance of the combined company, including cost savings and operating synergies (which we refer to as the estimated synergies and which are summarized “—Certain ERI and Caesars Financial Projections” beginning on page 167 of this joint proxy statement/prospectus);

•

held discussions with members of senior management of Caesars and discussions with certain members of senior management of ERI concerning, among other things, their respective evaluations of the Merger and Caesars’ and ERI’s respective businesses, operating and regulatory environments, financial conditions, prospects and strategic objectives;

•	reviewed the historical market prices and trading activity for ERI common stock and Caesars common stock;

•	reviewed the publicly available financial terms of certain other business combinations that PJT Partners deemed to be relevant;

•

reviewed drafts, dated June 23, 2019, of the Merger Agreement and certain voting agreements, dated June 23, 2019, to be entered into among ERI and Caesars with certain stockholders of ERI and Caesars (which we refer to in this section entitled “—Opinion of Caesars’ Financial Advisor” as the “ancillary agreements”); and

•	performed such other financial studies, analyses and investigations, and considered such other matters, as PJT Partners deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, PJT Partners relied upon and assumed, with the consent of Caesars, the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by PJT Partners, without independent verification thereof. PJT Partners assumed, with the consent of Caesars, that the Caesars forecasts and the assumptions underlying the Caesars forecasts, and all other financial analyses, estimates and forecasts provided to PJT Partners by Caesars’ management, were reasonably prepared in accordance with industry practice and represent Caesars management’s best currently available estimates and judgments as to the business and operations and future financial performance of Caesars. PJT Partners assumed, with the consent of Caesars, that the ERI forecasts were reasonably prepared in accordance with industry practice and represent the Caesars’ management’s best currently available estimates and judgments as to the business and operations and future financial performance of ERI. PJT Partners assumed, with the consent of Caesars, that the amounts and timing of the estimated synergies were reasonable and that the estimated synergies would be realized in accordance with such estimates. PJT Partners assumed no responsibility for and expressed no opinion as to the Caesars forecasts, the ERI forecasts, the estimated synergies, the assumptions upon which they were based or any other financial analyses, estimates and forecasts provided to PJT Partners by the management of Caesars. PJT Partners also assumed, with the consent of Caesars, that there were no material changes in the assets, financial condition, results of operations, business or prospects of Caesars or ERI since the respective dates of the last financial statements of the Caesars and ERI (as applicable) made available to PJT Partners. PJT Partners relied on Caesars management’s representations and/or projections regarding taxable income, standalone net operating loss utilization and other tax attributes of Caesars and ERI. PJT Partners further relied, with the consent of Caesars, upon the assurances of the management of Caesars that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading. PJT Partners further relied, with the consent of Caesars, upon the assurances of the management of ERI that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

PJT Partners was not asked to undertake, and did not undertake, an independent verification of any information provided to or reviewed by it, nor was it furnished with any such verification and it did not assume any responsibility or liability for the accuracy or completeness thereof. PJT Partners did not conduct a physical inspection of any of the properties or assets of Caesars or ERI. PJT Partners did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Caesars or ERI, nor was it furnished with any such evaluations or appraisals, nor did it evaluate the solvency of Caesars or ERI or any of their respective subsidiaries under any applicable laws.

PJT Partners also assumed, with the consent of Caesars, that the final executed forms of the Agreement and the ancillary agreements would not differ in any material respects from the drafts reviewed by PJT Partners and the consummation of the Merger would be effected in accordance with the terms and conditions of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Caesars or ERI or any of their respective subsidiaries or the contemplated benefits of the Merger. PJT Partners did not express any opinion as to any tax or other consequences that might result from the Merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which PJT Partners understood that Caesars obtained such advice as it deemed necessary from qualified professionals. PJT Partners is not a legal, tax or regulatory advisor and relied upon without independent verification the assessment of Caesars and its legal, tax and regulatory advisors with respect to such matters. PJT Partners did not express any opinion as to the relative fairness of the Merger Consideration to be received by any one holder of Caesars common stock as compared to any other holder of Caesars common stock.

In arriving at PJT Partners’ opinion, PJT Partners did not consider the relative merits of the Merger as compared to any other business plan or opportunity that might be available to Caesars or the effect of any other arrangement in which Caesars might engage, and PJT Partners’ opinion did not address the underlying decision by Caesars to engage in the Merger. PJT Partners’ opinion was limited to the fairness as of the date of the opinion, from a financial point of view, to the holders of Caesars common stock of the Merger Consideration to be received by such holders in the Merger, and PJT Partners’ opinion did not address any other aspect or implication of the Merger, the Merger Agreement, any ancillary agreement or any other agreement or understanding entered into in connection with the Merger or otherwise. PJT Partners further expressed no opinion or view as to the fairness of the Merger to the holders of any other class of securities, creditors or other constituencies of Caesars or as to the underlying decision by Caesars to engage in the Merger. PJT Partners also expressed no opinion as to the fairness of the amount or nature of the compensation to any of the Caesars’ officers, directors or employees, or any class of such persons, relative to the Merger Consideration or otherwise. PJT Partners’ opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to PJT Partners, as of the date of the opinion. PJT Partners expressed no opinion as to the prices or trading ranges at which ERI common stock or Caesars common stock would trade at any time. PJT Partners’ opinion does not constitute a recommendation to any holder of Caesars common stock as to how any stockholder should vote or act with respect to the Merger or any other matter. PJT Partners assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. The issuance of PJT Partners’ opinion was approved by a fairness committee of PJT Partners in accordance with established procedures.

PJT Partners’ advisory services and opinion were provided for the information and assistance of the Caesars Board in connection with its consideration of the Merger and the opinion does not constitute a recommendation as to any action the Caesars Board should take with respect to the Merger or any aspect thereof or how any holder of Caesars common stock should vote with respect to the Merger or any other matter.

Summary of Financial Analyses

In connection with rendering its opinion, PJT Partners performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, PJT Partners did not ascribe a specific range of values to the shares of Caesars common stock but rather made its determination that, from a financial point of view, the Merger Consideration to be received by the holders of the Caesars common stock pursuant to the Merger Agreement was fair on the basis of various financial analyses. The implied Merger Consideration to be received by the holders of shares of Caesars common stock in the Merger, as of the date of the opinion, was equal to $13.00 per share of Caesars common stock (calculated as the sum of (i) $8.40 in cash and (ii) the implied value of 0.0899 shares of ERI common stock based on the closing trading price of ERI common stock as of June 21, 2019). The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, PJT Partners did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the Merger. Accordingly, PJT Partners believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by PJT Partners in preparing its opinion to the Caesars Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by PJT Partners, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, PJT Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Caesars, ERI or any other parties to the Merger. None of Caesars, ERI, PJT Partners, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold. The financial analyses summarized below were based on the forecasts and the estimated synergies and other financial information prepared and furnished to PJT Partners by or on behalf of the management of Caesars or ERI, as applicable. The following summary does not purport to be a complete description of the financial analyses performed by PJT Partners. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed, for Caesars and ERI, as of the closing trading price on June 21, 2019, and with respect to market data for the last “unaffected” trading day for shares of Caesars common stock, as of the closing trading price per share of Caesars common stock on June 6, 2019, which closing trading price was $9.13 per share of Caesars common stock and is not necessarily indicative of current or future market conditions as of such time. While the per share price of Caesars common stock had continued to be affected by market speculation in prior periods, June 6, 2019 was selected as the benchmark “unaffected” trading day because that was the date on which, after the close of markets, Wall Street Journal and New York Post reported a potential transaction between Caesars and ERI. Calculations of implied equity values per share were rounded to the nearest $0.25. Fully diluted share numbers for Caesars used below were provided by, and used at the direction of, Caesars management.

PJT Partners did not perform a comparable companies analysis because Caesars has a fundamentally different risk and business exposure vis-a-vis available public comparable companies. For example, Caesars has a more limited international presence as compared to global premium resorts operators, has a greater concentration in Las Vegas than regional operators, and possesses a unique mix of owned and leased assets.

Historical Trading Multiples Analysis

As part of its historical trading multiples analysis, PJT Partners calculated and analyzed the historical total enterprise value (“TEV”) of Caesars as a multiple of its next twelve month (“NTM”) EBITDA and the NTM EBITDAR during the period beginning on October 6, 2017, the date on which Caesars emerged from bankruptcy, and ending on June 21, 2019. TEV was calculated as the equity value based on fully diluted shares outstanding, plus debt and minority interests, and less cash. For the purposes of this section entitled “—Opinion of Caesars’ Financial Advisor”, “EBITDA” means earnings before interest, taxes, depreciation and amortization and “EBITDAR” means EBITDA before rent expense, and in the case of observed EBITDAR multiples, TEV also includes an addition for capitalized leases assuming an 8.0x rental expense market conversion. The results of this historical trading multiples analysis are summarized below:

	TEV/NTM EBITDA	TEV/NTM EBITDAR
As of June 21, 2019	9.3x	8.9x
Unaffected (closing share price on June 6, 2019	8.9x	8.6x
30-day average	9.0x	8.7x
90-day average	8.9x	8.6x
180-day average	8.5x	8.3x
25th Percentile (twelve month period ended on June 21, 2019)	8.1x	8.1x
75th Percentile (twelve month period ended on June 21, 2019)	8.9x	8.6x
Average since October 6, 2017	9.1x	8.7x

As part of its review, PJT Partners selected ranges of multiples of TEV to NTM EBITDA and NTM EBITDAR, and applied such ranges to Caesars’ estimated EBITDA and estimated EBITAR for the calendar years 2019 and 2020 in the case of each of base case, recession case and alternative case to calculate ranges of the implied price per share of Caesars common stock. The following summarizes the results of these calculations:

	TEV/NTM EBITDA selected range	Implied Prices per Share of Caesars Common Stock (Rounded to nearest $0.25)
2019 Estimated EBITDA (base, recession and alternative cases)[1]	8.25x—9.25x	$8.00—$9.75
2020 Estimated EBITDA (base case)	8.25x—9.25x	$9.00—$11.00
2020 Estimated EBITDA (recession case)	8.25x—9.25x	$3.75—$5.00
2020 Estimated EBITDA (alternative case)	8.25x—9.25x	$9.50—$11.50

[1] The 2019 Estimated EBITDA was the same for the base case, recession case and the alternative case.

	TEV/NTM EBITDAR selected range	Implied Prices per Share of Caesars Common Stock (Rounded to nearest $0.25)
2019 Estimated EBITDAR (base, recession and alternative cases)	8.00x—9.00x	$7.00—$9.75
2020 Estimated EBITDAR (base case)	8.00x—9.00x	$8.50—$11.50
2020 Estimated EBITDAR (recession case)	8.00x—9.00x	$3.25—$5.75
2020 Estimated EBITDAR (alternative case)	8.00x—9.00x	$9.00—$12.00

PJT Partners then compared these ranges of implied price per share of Caesars common stock to (1) the closing share price of Caesars common stock of $9.99 as of June 21, 2019, (2) the implied Merger Consideration of $13.00 per share of Caesars common stock (calculated as the sum of $8.40 in cash and the implied value of 0.0899 shares of ERI common stock as of June 21, 2019) and (3) the unaffected closing share price of Caesars common stock on June 6, 2019 of $9.13.

Selected Precedent Transaction Analysis

PJT Partners reviewed, to the extent publicly available, and analyzed the valuation and financial metrics relating to selected transactions since 2015 involving companies in the gaming industry, which PJT Partners, in its professional judgment, considered generally relevant for comparative purposes. Due to Caesars’ and ERI’s ownership of both owned and leased assets, PJT Partners selected the following gaming transactions where both the acquirer and target businesses were based entirely in the United States, and such transactions included (i) “U.S. Integrated” transactions, in which the asset acquired included both its underlying real estate as well as its gaming operations; (ii) “U.S. OpCo” transactions, in which the asset acquired included only gaming operations and excluded underlying real estate; and (iii) “U.S. PropCo” transactions, in which the asset acquired included only the underlying real estate and excluded gaming operations.

US Integrated Transactions

Announcement Date	Acquirer	Target
May 2018	MGM Resorts International	Empire City Yonkers
April 2018	MGM Growth Properties LLC	Hard Rock Rocksino Northfield Park
July 2018	Golden Entertainment, Inc.	Edgewater Gaming, LLC and Colorado Belle Gaming, LLC
April 2018	Eldorado Resorts, Inc.	Grand Victoria Casino
March 2018	PCI Gaming Authority, Inc. (Poarch Band of Creek Indians)	Sands Bethworks Gaming LLC
February 2018	Churchill Downs Inc.	Lady Luck Vicksburg, Inc.
February 2018	Churchill Downs Inc.	Presque Isle Downs & Casino
December 2017	Boyd Gaming Corporation	Valley Forge Casino Resort
November 2017	Caesars Entertainment Corporation	Centaur Holdings, LLC
June 2017	Golden Entertainment, Inc.	American Casino and Entertainment Properties LLC
September 2016	Eldorado Resorts, Inc.	Isle of Capri Casinos, Inc.
August 2016	Z Capital Partners, L.L.C.	Affinity Gaming
May 2016	Red Rock Resorts, Inc.	Palms Casino Resort
May 2016	MGM Resorts International	Borgata Hotel Casino & Spa
April 2016	Boyd Gaming Corporation	Cannery Hotel and Casino, LLC & Nevada Palace, LLC
April 2016	Boyd Gaming Corporation	ALST Casino Holdco, LLC
July 2015	Eldorado Resorts, Inc.	Circus Circus Reno / Silver Legacy Resort Casino Reno

OpCo Transactions

Announcement Date	Acquirer	Target
September 2018	MGM Resorts International	Operations of Hard Rock Rocksino Northfield Park
November 2018	VICI Properties Inc.	Operations of Greektown Casino-Hotel
May 2019	MGM Resorts International	Empire City Yonkers
April 2018	Eldorado Resorts, Inc.	Operations of Tropicana Entertainment Inc.
December 2017	Boyd Gaming Corporation	Operations of Select Penn National Gaming, Inc. Assets
December 2017	Pinnacle Entertainment, Inc.	Penn National Gaming, Inc.
March 2016	Pinnacle Entertainment, Inc.	Meadows Racetrack and Casino

PropCo Transactions

Announcement Date	Acquirer	Target
December 2018	MGM Growth Properties LLC	Park MGM and Nomad Las Vegas Investments
November 2018	VICI Properties Inc.	Greektown Casino-Hotel Properties
September 2018	MGM Growth Properties LLC	Implied Property of Hard Rock Rocksino Northfield Park

Announcement Date	Acquirer	Target
May 2018	MGM Growth Properties LLC	Empire City Yonkers
April 2018	Gaming and Leisure Properties, Inc.	Six Tropicana Entertainment Properties, Inc.
December 2017	Gaming and Leisure Properties, Inc.	Plainridge Park Casino / Belterra Park Gaming & Entertainment
December 2017	VICI Properties Inc.	Harrah’s Las Vegas Hotel and Casino
September 2017	MGM Growth Properties LLC	MGM National Harbor, LLC
May 2016	MGM Growth Properties LLC	Borgata Hotel Casino & Spa
April 2016	Gaming and Leisure Properties, Inc.	Pinnacle Entertainment, Inc. Real Estate Assets
May 2014	Gaming and Leisure Properties, Inc.	Meadows Racetrack and Casino

Using publicly available information, PJT Partners reviewed the purchase price payable in selected transactions described above as a multiple of the target company or asset’s EBITDA (“EV/EBITDA”). With respect to each of the three categories of selected transactions described above, PJT Partners observed the mean, median, high and low values of the EV/EBITDA multiple, which are also listed below.

EV/EBITDA
	Mean	Median	High	Low
US Integrated Transactions	10.0x	9.0x	17.3x	6.0x
OpCo Transactions	8.1x	7.3x	11.8x	6.3x
PropCo Transactions	12.0x	12.5x	13.1x	9.6x

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Caesars and ERI, on one hand, and the companies included in the selected precedent transaction analysis, on the other hand. Accordingly, PJT Partners believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Merger and did not consider the EV/EBITDA multiple of any one selected precedent transaction individually to be more relevant than the same multiple for any other selected precedent transaction. PJT Partners therefore made qualitative judgments concerning the differences between the characteristics of the selected precedent transactions and the Merger that would affect the acquisition values of the selected target companies and Caesars.

After reviewing the above analyses, PJT Partners selected a TEV to estimated 2019 EBITDA multiple range of 8.0x to 10.0x, and applied such range to Caesars’ estimated EBITDA for the calendar year 2019 included in Caesars forecasts to calculate a range of implied enterprise values for Caesars. PJT Partners then calculated a range of implied prices per share of Caesars common stock. The following summarizes the result of these calculations:

Precedent M&A Transactions	Implied Prices per Share of Caesars Common Stock (Rounded to nearest $0.25)
Estimated 2019 EBITDA	$7.50—$11.00

PJT Partners then compared this range of implied price per share of Caesars common stock to (1) the closing share price of Caesars common stock of $9.99 as of June 21, 2019, (2) the implied Merger Consideration of $13.00 per share of Caesars common stock (calculated as the sum of $8.40 in cash and the implied value of 0.0899 shares of ERI common stock as of June 21, 2019) and (3) the unaffected closing share price of Caesars common stock on June 6, 2019 of $9.13.

Discounted Equity Value Analysis

In order to estimate the present value of Caesars common stock as of December 31, 2019, PJT Partners performed discounted equity value (which we refer to in this section entitled “—Opinion of Caesars’ Financial Advisor” as “DEV”) analyses of Caesars on a standalone basis using each of base case, recession case and alternative case. A DEV analysis is a traditional valuation methodology used to derive a company’s equity value by calculating the “present value” of estimated future measures of equity value of the company to arrive at an implied price per share. In the context of a DEV analysis, “present value” refers to the current value of future amounts and is obtained by discounting those future amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of equity, expected returns and other appropriate factors.

PJT Partners calculated the discounted equity value per share of Caesars common stock on a standalone basis for each of the base case, recession case and alternative case based on the implied terminal value for each case as of December 31, 2022. PJT Partners estimated the terminal value as of December 31, 2022 by utilizing Caesars’ estimated EBITDA less the expense of stock based compensation (“EBITDA (post-SBC)”) for calendar year 2023 for each of the base case, recession case and alternative case, and using a range of terminal value to estimated EBITDA (post-SBC) multiples selected by PJT Partners in its professional judgment of 8.25x to 9.25x. PJT Partners then calculated a range of implied equity values per share of Caesars common stock for each of the base case, recession case and alternative case by (i) subtracting estimated net debt and minority interests, (ii) adding the present value of Caesars’ equity ownership in the Baltimore joint venture, and (iii) adding the present value of certain net operating losses (approximately $189 million for the base case, approximately $376 million for the recession case and approximately $5 million for the alternative case, in each case, based on the Caesars forecasts), to the estimated terminal value derived using the range of discounted equity multiples stated above, and dividing such amounts by the fully diluted number of shares of Caesars common stock as of December 31, 2022. PJT Partners then discounted each such implied equity value per share of Caesars common stock to present values as of December 31, 2019 using the discount rate of 13.50% (which corresponded to a discount factor of 0.68 over the discount period of three years), which rate was selected based on PJT Partners’ analysis of Caesars’ opportunity cost of equity (among other factors). The following summarizes the results of these calculations:

Caesars Standalone DEV Analysis	Implied Prices per Share of Caesars Common Stock (Rounded to nearest $0.25)
Base case	$11.25—$13.00
Recession case	$9.25—$10.50
Alternative case	$12.50—$14.00

PJT Partners then compared these ranges of implied price per share of Caesars common stock to (1) the closing share price of Caesars common stock of $9.99 as of June 21, 2019, (2) the implied Merger Consideration of $13.00 per share of Caesars common stock (calculated as the sum of $8.40 in cash and the implied value of 0.0899 shares of ERI common stock as of June 21, 2019) and (3) the unaffected closing share price of Caesars common stock on June 6, 2019 of $9.13.

Discounted Cash Flow Analysis

In order to estimate the present value of Caesars common stock as of December 31, 2019, PJT Partners performed discounted cash flow (which we refer to in this section entitled “—Opinion of Caesars’ Financial Advisor” as “DCF”) analyses of Caesars using each of the base case, recession case and alternative case. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows generated by the asset. In the context of a DCF analysis, “present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

With respect to the discounted cash flow analysis based on each of the base case, recession case and alternative case, to calculate the estimated enterprise value of Caesars using the discounted cash flow method, PJT Partners added (1) Caesars’ estimated after-tax unlevered free cash flows for the calendar years 2020 through 2023 for the applicable case to (2) ranges of terminal values of Caesars as of December 31, 2023, and discounted such amounts to their present value as of December 31, 2019 using a range of selected discount rates. The residual value of Caesars at the end of the projection period, or terminal value for the purposes of the DCF analysis, was estimated by applying the exit multiple range of 8.25x to 9.25x selected by PJT Partners in its professional judgment to Caesars’ 2024 calendar year estimated EBITDA (post-SBC) for each of base case, recession case and alternative case. The after-tax unlevered free cash flows and terminal values for each of the base case, recession and alternative case were then discounted to present value as of December 31, 2019 using discount rates ranging from 8.75% to 9.25%. This range of discount rates was selected by PJT Partners based on PJT Partners’ analysis of Caesars’ weighted average cost of capital. PJT Partners then calculated a range of implied equity values per share of Caesars common stock for each of the base case, recession case and alternative case by (i) subtracting net debt and minority interests, (ii) adding the value of Caesars’ equity ownership in the Baltimore joint venture, and (iii) adding the present value of certain net operating losses (approximately $385 million for the base case, approximately $392 million for the recession case and approximately $389 million for the alternative case, in each case based on the Caesars forecasts) as calculated by PJT Partners using a discount rate of 8.75% to 9.25% (which rate was selected based on PJT Partners’ analysis of Caesars’ opportunity cost of capital (among other factors)) to, the estimated enterprise value derived using the discounted cash flow method and dividing such amounts by the fully diluted number of shares of Caesars common stock as of December 31, 2019. The following summarizes the results of these calculations:

Caesars Standalone DCF Analysis	Implied Prices per Share of Caesars Common Stock (Rounded to nearest $0.25)
Base case	$12.00—$14.00
Recession case	$9.50— $11.25
Alternative case	$13.75—$15.75

PJT Partners then compared these ranges of implied price per share of Caesars common stock to (1) the closing share price of Caesars common stock of $9.99 as of June 21, 2019, (2) the implied Merger Consideration of $13.00 per share of Caesars common stock (calculated as the sum of $8.40 in cash and the implied value of 0.0899 shares of ERI common stock as of June 21, 2019) and (3) the unaffected closing share price of Caesars common stock on June 6, 2019 of $9.13.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying PJT Partners’ opinion. In arriving at its fairness determination, PJT Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, PJT Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Caesars or ERI or the Merger.

PJT Partners prepared these analyses for purposes of providing its opinion to the Caesars Board as to the fairness from a financial point of view, as of the date of the written opinion of PJT Partners, of the Merger Consideration to be received by the holders of shares of Caesars common stock pursuant to the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Caesars, ERI, PJT Partners or any other person assumes responsibility if future results are materially different from those forecast.

PJT Partners is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Caesars Board selected PJT Partners because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally and in the U.S. gaming industry specifically.

PJT Partners is acting as financial advisor to Caesars with respect to the Merger and related matters. As compensation for its services in connection with such advisory services, PJT Partners was entitled to receive $3.0 million upon the delivery of its opinion. Upon the closing of the Merger, PJT Partners is entitled to receive compensation of $28.5 million, less the amounts of the opinion fee and the signing fee in the aggregate of $7.0 million, to the extent previously paid. In addition, at the sole discretion of Caesars, a discretionary fee may be payable to PJT Partners upon the closing of the Merger. Furthermore, Caesars has agreed to reimburse PJT Partners for reasonable out-of-pocket expenses and to indemnify PJT Partners for certain liabilities arising out of the performance of such services (including the rendering of its opinion).

In the ordinary course of its and its affiliates’ businesses, PJT Partners and its affiliates may provide investment banking and other financial services to Caesars, ERI, and their respective affiliates and may receive compensation for the rendering of such services. During the two years preceding the date of PJT Partners’ opinion, PJT Partners advised Caesars in connection with (i) Caesars’ restructuring of its subsidiary Caesars Entertainment Operating Company, Inc. and certain of its subsidiaries, and (ii) certain transactions with VICI Properties Inc. PJT Partners received approximately $20 million in aggregate compensation from Caesars in connection with these matters. PJT Partners has not provided investment banking or other financial services to ERI or any of its affiliates during such two year period. PJT Partners may also in the future provide investment banking and other financial services to Caesars, ERI and their respective affiliates for which it may receive compensation.

Certain ERI and Caesars Financial Projections

Certain ERI Unaudited Prospective Financial Information

ERI generally does not make public internal projections as to future performance, revenue, earnings or other results, and is especially cautious of making projections for extended periods into the future due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in the course of evaluating the Merger and negotiating the Merger Agreement, the management of ERI prepared certain non-public information, including certain unaudited internal financial forecasts with respect to ERI, which were provided to each of the ERI Board and Caesars Board and to ERI’s and Caesars’ respective financial advisors, in connection with their evaluation of the proposed transactions. In addition, the management of ERI prepared certain unaudited internal financial forecasts with respect to Caesars, which management of ERI derived from the base case Caesars unaudited prospective financial information summarized below under “—Summary of Certain Financial Projections Prepared by Caesars—Management’s Base Case” by making certain adjustments described below, which were provided to the ERI Board and to ERI’s financial advisor in connection with their evaluation of the proposed transactions.

Summary of Certain Financial Projections Prepared by ERI

ERI Projections Regarding ERI

The following table presents ERI unaudited prospective financial information for the years ending December 31, 2019 through 2023 prepared in connection with the negotiation of the Merger Agreement (the

“ERI Management Case”). The ERI Management Case was reviewed by the ERI Board and provided to J.P. Morgan, ERI’s financial advisor. ERI also provided the ERI Management Case to Caesars in connection with the negotiation of the Merger Agreement.

	For the Calendar Year Ending
	2019	2020	2021	2022	2023
	(in millions)
Net Revenue(1)	$2,342	$2,380	$2,467	$2,541	$2,590
EBITDAR(1)(2)	657	726	827	917	998
EBITDA(1)(3)	547	614	712	800	879

(1)	Net revenue, EBITDAR and EBITDA reflect the sale of the properties subject to the Twin River Sale and the Century Sale.
(2)

EBITDAR is defined as operating income (loss) before depreciation and amortization, stock based compensation, transaction expenses, severance expense, cash rent expense associate with ERI’s master lease with GLPI and cash interest expense on the Lumière Loan, impairment charges, gain (loss) on sale of certain assets, loss on early extinguishment of debt, and non-controlling interest. EBITDAR is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or as an alternative to any other measure provided in accordance with GAAP.

(3)

EBITDA is defined as EBITDAR (as defined above) less cash rent expense associated with ERI’s master lease with GLPI (as applicable) and less cash interest expense on the Lumière Loan. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or as an alternative to any other measure provided in accordance with GAAP.

ERI Projections Regarding Caesars

The following table presents Caesars unaudited prospective financial information for the years ending December 31, 2019 through 2023, as adjusted by management of ERI (the “ERI Adjusted Caesars Projections”). Management of ERI derived the ERI Adjusted Caesars Projections from the base case Caesars unaudited prospective financial information summarized below under “—Summary of Certain Financial Projections Prepared by Caesars—Management’s Base Case” by removing the impact of the exercise by VICI of call options on three properties, and adjustments to performance at Harrah’s New Orleans in 2023. The ERI Adjusted Caesars Projections were reviewed by the ERI Board and provided to J.P. Morgan, ERI’s financial advisor, but were not provided to Caesars or Caesars’ financial advisor.

	For the Calendar Year Ending
	2019	2020	2021	2022	2023
	(in millions)
Net Revenue	$8,837	$9,355	$9,726	$10,121	$10,555
EBITDAR(1)	2,433	2,608	2,745	2,892	3,046
EBITDA(2)	1,628	1,792	1,916	2,050	2,189

(1)

EBITDAR is defined as revenues less operating expenses and is comprised of net income/(loss) before (i) interest expense, net of interest capitalized and interest income, (ii) income tax (benefit)/provision, (iii) depreciation and amortization, and (iv) certain items that Caesars does not consider indicative of its ongoing operating performance at an operating property level including stock based compensation expense, professional and consulting services, sign-on and retention bonuses, business optimization expenses, severance and relocation, litigation awards and settlements, development activities, and demolition costs primarily at Caesars’ Las Vegas properties for renovations.

(2)	EBITDA is defined as EBITDAR further adjusted to deduct rent payments made to VICI Properties Inc. and/or its subsidiaries.

Projections Regarding Unlevered Free Cash Flow of ERI and Caesars

The following table presents the unlevered free cash flow projections for ERI and Caesars for calendar years 2019 through 2023. ERI unlevered free cash flow was calculated by J.P. Morgan based upon the unaudited prospective financial information in the ERI Management Case provided by ERI management and was reviewed and approved by ERI management for use in J.P. Morgan’s financial analysis. Caesars unlevered free cash flow was calculated by J.P. Morgan and derived from the Caesars prospective financial information provided by Caesars to ERI by making the adjustments described above with respect to the ERI Adjusted Caesars Projections and also by assuming a higher income tax rate and removing the proceeds from the assumed sales to VICI of the three properties over which VICI has call options. Caesars unlevered free cash flow was reviewed and approved by ERI management for use in J.P. Morgan’s financial analysis. The ERI unlevered free cash flow projections were provided to Caesars and its financial advisor.

For purposes of the below, unlevered free cash flow is defined as EBITDA (as defined above), less stock based compensation, less cash taxes (on an unlevered basis), less capital expenditures, less (with respect to Caesars’ unlevered free cash flow) asset sales and investments and changes in net working capital and plus (with respect to ERI’s unlevered free cash flow) anticipated net proceeds from the Twin River Sale. Unlevered free cash flow is a non-GAAP financial measure and was calculated assuming an income tax rate of 26%.

	For the Calendar Year Ending
	2019(1)	2020	2021	2022	2023
	(in millions)
ERI	$397	$326	$399	$513	$572
Caesars	$272	$652	$848	$871	$1,020

(1)	Represents unlevered cash flow for the last three fiscal quarters of 2019.

Synergies

In connection with the negotiations regarding the Merger Agreement, ERI management also prepared unaudited synergies that it estimated would be achieved as a result of the Merger. Such synergies consisted of estimated run-rate synergies of $500 million per year (pre-tax), assuming that Caesars did not implement any cost saving initiatives prior to the Closing Date, with the full amount of such synergies realized during the first year following the Closing and subsequent years. ERI management estimated that the aggregate cost of achieving the synergies would be $100 million, the full amount of which would be incurred during the first year following the Closing. The synergies were reviewed by the ERI Board and provided to J.P. Morgan, Caesars and Caesars’ financial advisor.

Certain Caesars Unaudited Prospective Financial Information

Caesars generally does not make public internal projections as to future performance, revenue, earnings or other results, and is especially cautious of making projections for extended periods into the future due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in the course of evaluating the Merger and reviewing other strategic alternatives, including remaining a standalone public company, the management of Caesars prepared certain non-public information, including certain unaudited internal financial forecasts with respect to Caesars, which were provided to the Caesars Transaction Committee and to the full Caesars Board, and to PJT Partners for use in their financial analysis, and, with respect to the base case scenario prepared by management of Caesars, to the ERI Board.

The following tables present Caesars unaudited prospective financial information for the years ending December 31, 2019 through 2023 and reflect the base case scenario, the recession case scenario and the alternative case scenario prepared by management of Caesars, which were reviewed by the Caesars Transaction

Committee and the full Caesars Board and provided to PJT Partners for use in their financial analysis. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the financial measures included in the financial information provided to PJT Partners for purposes of preparing its financial analyses and opinion.

Management’s Base Case

	For the Calendar Year Ending
	2019	2020	2021	2022	2023
	(in millions)
Net Revenue	$8,837	$9,355	$9,726	$10,121	$10,486
EBITDAR(1)	2,433	2,608	2,745	2,892	3,026
EBITDA(2)	1,546	1,668	1,757	1,915	2,032
Unlevered Free Cash Flow(3)	645	1,172	1,012	1,113	1,186
NOL Utilization(4)	361	151	286	921	596

Management’s Recession Case

	For the Calendar Year Ending
	2019	2020	2021	2022	2023
	(in millions)
Net Revenue	$8,837	$8,420	$8,985	$9,583	$10,157
EBITDAR(1)	2,433	2,046	2,300	2,568	2,829
EBITDA(2)	1,546	1,107	1,312	1,592	1,835
Unlevered Free Cash Flow(3)	645	770	703	900	965
NOL Utilization(4)	361	—	—	642	865

Management’s Alternative Case

	For the Calendar Year Ending
	2019	2020	2021	2022	2023
	(in millions)
Net Revenue	$8,837	$9,326	$9,658	$9,916	$10,347
EBITDAR(1)	2,433	2,587	2,787	2,950	3,111
EBITDA(2)	1,546	1,647	1,749	1,922	2,045
Unlevered Free Cash Flow(3)	1,088	1,587	1,403	1,052	1,450
NOL Utilization(4)	503	446	697	668	—

(1)

EBITDAR is defined as revenues less operating expenses and is comprised of net income/(loss) before (i) interest expense, net of interest capitalized and interest income, (ii) income tax (benefit)/provision, (iii) depreciation and amortization, and (iv) certain items that Caesars does not consider indicative of its ongoing operating performance at an operating property level including stock based compensation expense, professional and consulting services, sign-on and retention bonuses, business optimization expenses, severance and relocation, litigation awards and settlements, development activities, and demolition costs primarily at Caesars’ Las Vegas properties for renovations.

(2)	EBITDA is defined as EBITDAR further adjusted to deduct rent payments made to VICI Properties Inc. and/or its subsidiaries.
(3)

Unlevered free cash flow is defined as EBITDA (as defined above) less (i) capital expenditures, (ii) cash taxes estimated based on an effective tax rate of 21% and excluding the value of $1.9 billion of NOLs and $72 million of federal tax credits as of December 31, 2019, and (iii) change in net working capital, plus the proceeds from certain asset sales and investments.

(4)	Reflects projected utilization of Caesars’ NOL carryforwards for each of the years presented.

In connection with the illustrative package value prepared by PJT Partners at the direction of the Caesars Transaction Committee, management of Caesars also provided PJT Partners with its estimate of ERI’s projected 2020 EBITDA of $642 million for use in their financial analysis, which was derived by management of Caesars based on information provided by ERI management. The difference between ERI’s projected 2020 EBITDA of $614 million as shown above under “Summary of Certain Financial Projections Prepared by ERI” and the $642 million of projected 2020 EBITDA derived by management of Caesars, reflects various adjustments to ERI’s projections made by management of Caesars that management of Caesars deemed appropriate (including assuming that the Twin River Sale and the Century Sale have not been consummated, pay down of ERI’s term loan using excess cash and certain other adjustments to ERI’s cost structure).

At the direction of the Caesars Transaction Committee, management of Caesars also provided PJT Partners with the following estimates for PJT Partners’ use in their financial analysis: (i) the present value of Caesars’ equity ownership in its Baltimore joint venture, which was estimated to be $109 million; and (ii) the number of fully diluted shares of Caesars common stock as of each of December 31, 2019 and December 31, 2022, which, in each case, was estimated to be 853,428,649 shares.

Important Information about the Unaudited Prospective Financial Information

ERI and Caesars are providing a summary of this prospective financial information in this joint proxy statement/prospectus solely to provide their respective stockholders with access to prospective financial information concerning each company that was prepared in connection with the Merger. The prospective financial information presented in this joint proxy statement/prospectus is not included in order to influence any stockholder to make any investment decision with respect to the securities of ERI, the securities of Caesars or the Merger. The inclusion of this information should not be regarded as an indication that ERI, Caesars, their respective boards of directors, financial, legal or accounting advisors or any other recipient of this information considered, or now considers, the financial projections to be necessarily predictive of actual future results. No one has made or makes any representation to any stockholder regarding the information included in the projections set forth below. Readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the financial projections included herein.

The financial projections summarized in this joint proxy statement/prospectus were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding financial projections and the use of non-GAAP measures, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. None of Ernst & Young LLP, ERI’s independent registered public accounting firm, Deloitte & Touche LLP, Caesars’ independent registered public accounting firm, or any other independent registered public accounting firm, has examined, compiled or performed any procedures with respect to the financial projections. Accordingly, none of Ernst & Young LLP, Deloitte & Touche LLP or any other public accounting firm, expresses an opinion or any other form of assurance with respect to the financial projections, and each of them assumes no responsibility for, and disclaims any association with, the prospective financial information. The independent auditor’s reports included or incorporated by reference in this joint proxy statement/prospectus relate to historical financial statements. These reports do not extend to any prospective financial information and should not be seen to do so.

Although presented with numerical specificity, the financial projections were prepared by the management of each of ERI and Caesars based on numerous estimates and assumptions with respect to, among other matters: competition, market share, earnings growth, interest rates, corporate financing activities, the amount of general and administrative costs, the amount and timing of the issuance of debt, industry performance, regulatory uncertainties and contingencies, general business, economic, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties and beyond ERI’s and Caesars’ control. The financial projections cover multiple years and this information by its nature becomes less predictive with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the financial projections and projected results will be realized or that actual results will not be significantly different than projected. The financial projections were prepared by the management of each of ERI and Caesars based on information available at the time of preparation and do not take into account any conditions, circumstances or events occurring since that time, including the transactions contemplated by the Merger Agreement. There can be no assurance that had these projections been prepared either as of the date of the Merger Agreement or the date of this joint proxy statement/prospectus, similar estimates or assumptions would be used. Neither ERI nor Caesars has updated or revised and, except as required by law, neither intends to update or revise their respective financial projections to reflect any intervening conditions, circumstances or events or to reflect the occurrence of future events (including any failure of the Merger to occur), even if any or all of the assumptions underlying the financial projections are no longer appropriate. The projections do not take into account the impact of the Merger not closing and should not be considered in that context.

The summaries of the financial projections included in this joint proxy statement/prospectus are subjective in many respects and are forward-looking statements subject to numerous risks and uncertainties that could cause the financial projections not to be achieved. The factors include those described in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 46 and “Risk Factors” beginning on page 48. Additional factors are included under “Risk Factors” set forth in Part I, Item 1A of each of ERI’s and Caesars’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2018, and in Part II, Item 1A of each of ERI’s and Caesars’ Quarterly Reports on Form 10-Q for the quarter ended June 30, 2019, which are incorporated by reference into this joint proxy statement/prospectus. The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in each of ERI’s and Caesars’ public filings with the SEC.

The prospective financial information included in this joint proxy statement/prospectus contains certain non-GAAP financial measures. These non-GAAP financial measures are not calculated in accordance with, or as a substitute for, financial measures calculated in accordance with GAAP and may be different from non-GAAP EBITDA, EBITDAR and free cash flow used by other companies. ERI and Caesars provided this information to each other, and each other’s respective board of directors and financial advisors, because ERI and Caesars believed it could be useful in evaluating, on a prospective basis, each company’s potential operating performance. ERI’s and Caesars’ respective calculations of such non-GAAP financial measures may not be comparable to similarly titled amounts used by other companies.

Effects of the Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Caesars, with Caesars continuing as the surviving corporation and a direct wholly owned subsidiary of ERI. In connection with the Merger and subject to stockholder approval, ERI expects to change its name to Caesars Entertainment, Inc.

At the Effective Time, each issued and outstanding share of common stock of Caesars (other than Cancelled Shares and Dissenting Shares) will be converted into the applicable Merger Consideration pursuant to the terms of the Merger Agreement, and each issued and outstanding share of common stock of Merger Sub will be converted into one share of common stock of Caesars (as the surviving corporation of the Merger).

Merger Consideration

At the Effective Time, by virtue of the Merger and without any action on the part of ERI, Merger Sub or Caesars, each share of Caesars common stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares or Dissenting Shares) will be converted automatically into, and shall thereafter represent, the right to receive, at the election of the holders of such shares, subject to proration, either:

•	the Cash Election Consideration, which is cash in an amount equal to the Per Share Amount; or

•	the Stock Election Consideration, which is a number of shares of ERI common stock equal to (a) the Per Share Amount divided by (b) the ERI Common Stock VWAP.

Elections by Caesars stockholders are subject to proration such that the aggregate amount of cash paid in exchange for outstanding shares of Caesars common stock in the Merger will not exceed the Aggregate Cash Amount and the aggregate number of shares of ERI common stock issued in exchange for shares of Caesars common stock in the Merger will not exceed the Aggregate ERI Share Amount. As such, if Caesars stockholders make a Cash Election or a Stock Election, the form of Merger Consideration they actually receive may be adjusted according to the proration procedures contained in the Merger Agreement.

The Cash Election Consideration and the Stock Election Consideration will be determined based on the volume weighted average price of a share of ERI common stock for the ten trading day period starting on the 11th trading day prior to the anticipated Closing Date and ending on the second trading day prior to the anticipated Closing Date, as reported by Bloomberg Finance L.P., or the ERI Common Stock VWAP. As a result, when Caesars stockholders make their election to receive the Cash Election Consideration or the Stock Election Consideration, they will not know the exact value of the Cash Election Consideration or the Stock Election Consideration. A decrease in the price of ERI common stock between the time that a Caesars stockholder makes an election and the time at which the ERI Common Stock VWAP is determined would result in a reduction in the amount of cash and value of ERI common stock to be received by Caesars stockholders. However, based on the price of ERI common stock used to calculate the Merger Consideration (the ERI Common Stock VWAP), the value of the Merger Consideration that a Caesars stockholder will receive upon consummation of the Merger will be approximately the same regardless of whether a Caesars stockholder elects to receive the Cash Election Consideration or the Stock Election Consideration.

Set forth below is a table showing a hypothetical range of values for the ERI Common Stock VWAP and the corresponding consideration that a Caesars stockholder would receive if such stockholder made a Cash Election or a Stock Election under the Merger Agreement, assuming there were 682,161,838 shares (which includes the Escrow Trust Shares) of Caesars common stock outstanding (which was the number of such shares outstanding on the date of the Merger Agreement). The table does not reflect that cash will be paid in lieu of fractional shares.

Hypothetical ERI Common Stock VWAP	Per Share Amount(1)	Cash Election Consideration	Stock Election Consideration	Value of Stock Election Consideration (based on ERI Common Stock VWAP)
$35.00	$11.55	$11.55	0.3299	$11.55
$36.00	$11.64	$11.64	0.3232	$11.64
$37.00	$11.73	$11.73	0.3169	$11.73
$38.00	$11.82	$11.82	0.3110	$11.82
$39.00	$11.91	$11.91	0.3053	$11.91
$40.00	$12.00	$12.00	0.2999	$12.00
$41.00	$12.09	$12.09	0.2948	$12.09
$42.00	$12.18	$12.18	0.2899	$12.18
$43.00	$12.27	$12.27	0.2852	$12.27
$44.00	$12.36	$12.36	0.2808	$12.36
$45.00	$12.45	$12.45	0.2766	$12.45
$46.00	$12.54	$12.54	0.2725	$12.54
$47.00	$12.63	$12.63	0.2686	$12.63
$48.00	$12.72	$12.72	0.2649	$12.72
$49.00	$12.81	$12.81	0.2613	$12.81
$50.00	$12.90	$12.90	0.2579	$12.90
$51.00	$12.98	$12.98	0.2546	$12.98
$52.00	$13.07	$13.07	0.2514	$13.07
$53.00	$13.16	$13.16	0.2484	$13.16
$54.00	$13.25	$13.25	0.2455	$13.25
$55.00	$13.34	$13.34	0.2426	$13.34

(1) The “Per Share Amount” is equal to (a) (i) the Aggregate Cash Amount, plus (ii) the product of (A) the Aggregate ERI Share Amount and (B) the volume weighted average price of a share of ERI common stock for a ten trading day period, starting with the opening of trading on the 11th trading day prior to the anticipated Closing Date to the closing of trading on the second to last trading day prior to the anticipated Closing Date (the “ERI Common Stock VWAP”), divided by (b) the Aggregate Caesars Share Amount.

Assuming that (a) the ERI Common Stock VWAP was equal to the closing price of ERI common stock on September 27, 2019 of $38.56 and (b) the Aggregate Caesars Share Amount was equal to the number of shares of Caesars common stock outstanding as of September 27, 2019, or 687,271,018 shares (which includes the Escrow Trust Shares), (i) the Per Share Amount and the Cash Election Consideration would be equal to $11.87 and (ii) the Stock Election Consideration would be equal to 0.3077 shares of ERI common stock.

Neither ERI nor Caesars is making any recommendation as to whether Caesars stockholders should elect to receive the Cash Election Consideration or the Stock Election Consideration in the Merger. Caesars stockholders must make their own decision with respect to such an election. No guarantee can be made that Caesars stockholders will receive the amount of the Cash Election Consideration or the Stock Election Consideration they elect. As a result of the proration procedures in the Merger Agreement, which are described in this joint proxy statement/prospectus, Caesars stockholders may receive the Stock Election Consideration or the Cash Election Consideration in amounts that are different from the amounts they elect to receive.

After consummation of the Merger, each ERI stockholder will hold the same number of shares of ERI common stock that such stockholder held immediately prior to consummation of the Merger. However, upon consummation of the Share Issuance, each share of ERI common stock outstanding immediately prior to the consummation of the Merger will represent a smaller percentage of the aggregate number of shares of ERI common stock outstanding after the consummation of the Merger. On the other hand, each share of ERI common stock will then represent an interest in a company with more assets.

The Merger Agreement provides that the Merger Consideration will be adjusted as necessary to account for any stock splits or reclassifications of either party’s common stock.

Electing the Form of Merger Consideration

An election form will be mailed to each Caesars stockholder not less than 30 days prior to the anticipated Effective Time, or on such other date as ERI and Caesars mutually agree, to each holder of Caesars common stock (other than Cancelled Shares and Dissenting Shares) as of the close of business on the fifth business day prior to such mailing date or such other date as mutually agreed by ERI and Caesars. Caesars stockholders who vote against, or abstain or fail to vote with respect to, the adoption of the Merger Agreement and approval of the Merger are still entitled to make elections with respect to their shares of Caesars common stock.

The election form will permit each Caesars stockholder to specify the number of such stockholder’s shares of Caesars common stock with respect to which such stockholder elects to receive the Cash Election Consideration or the Stock Election Consideration or makes no election. A Caesars stockholder who submits an election form is not required to elect the same form of Merger Consideration for all of his, her or its shares. Any shares of Caesars common stock with respect to which (a) no election to receive the Cash Election Consideration or the Stock Election Consideration is properly made, or no election form is returned by the Election Deadline, (b) an election form specifies that the holder thereof makes no election or (c) an election to receive the Cash Election Consideration or the Stock Election Consideration is properly revoked, will be treated as No Election Shares.

The Merger Agreement provides that the aggregate amount of cash paid in exchange for outstanding shares of Caesars common stock in the Merger will not exceed the Aggregate Cash Amount and the aggregate number of shares of ERI common stock issued in exchange for shares of Caesars common stock in the Merger will not exceed the Aggregate ERI Share Amount. As such, if Caesars stockholders make a Cash Election or a Stock Election, the form of Merger Consideration they actually receive may be adjusted according to the proration procedures contained in the Merger Agreement. See “—Proration Procedures” beginning on page 177.

If the Merger is consummated, Caesars stockholders who fail to submit properly completed elections at or prior to the Election Deadline will still be entitled to receive the Merger Consideration for each of their shares of Caesars common stock. Please refer to “The Merger Agreement—Proration—Exchange and Payment Procedures” beginning on page 197. However, any shares as to which a Caesars stockholder has not properly made an election at or prior to the Election Deadline will be treated as No Election Shares as described below in “—Non-Electing Holders” beginning on page 176.

Exchange Agent

The Exchange Agent will receive election forms, determine the Merger Consideration to be received by each holder of shares of Caesars common stock in accordance with the Merger Agreement and exchange the applicable Merger Consideration for certificates or book-entry shares formerly representing shares of Caesars common stock if the Merger is consummated.

Election Deadline

The Election Deadline will be 5:00 p.m., New York time, on the second business day prior to the Effective Time or such other time as mutually agreed by ERI and Caesars. ERI will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. If the Effective Time is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date (which will be the second business day prior to the Effective Time or such other date as mutually agreed to by ERI and Caesars), and ERI will promptly announce any such delay and, when determined, the rescheduled Election Deadline.

Election Form

An election will only be considered properly made if the Exchange Agent actually receives a properly completed election form with respect to the applicable shares of Caesars common stock by the Election Deadline. The election form must be properly completed and signed and Caesars stockholders must:

•

submit to the Exchange Agent at the address outlined on the election form, a properly completed and signed election form together with the certificates, if any, representing their shares of Caesars common stock and any other required documentation specified in the election form; or

•

for Caesars stockholders whose shares are held in book-entry or “street name” form, refer to the election form on how to elect or how to instruct the broker, dealer, bank or other financial institution that holds the shares to make an election on each such Caesars stockholder’s behalf.

Caesars stockholders bear the risk of delivery of all the materials that are submitted to the Exchange Agent in order to properly make an election.

Caesars stockholders of record who desire to make an election, but are unable to furnish the Exchange Agent with their share certificates prior to the Election Deadline, should use the guaranteed delivery procedures that will be described in the election form.

Subject to the terms of the Merger Agreement and the election form, the Exchange Agent will have reasonable discretion to determine whether any election form, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms. Any good-faith decision by the Exchange Agent regarding the matters discussed in the preceding sentence will be binding and conclusive. None of ERI, Caesars or the Exchange Agent is under any obligation to notify any person of any defect in an election form. If it is determined that any purported Cash Election or the Stock Election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless an election is subsequently properly made prior to the Election Deadline.

Election Revocation and Changes

Generally, an election may be revoked with respect to all or any portion of the shares of Caesars common stock covered by the election by the holder who submitted the applicable election form, but only in whole share amounts by written notice of revocation received by the Exchange Agent at or prior to the Election Deadline. However, any transfer of shares of Caesars common stock after an election has been validly made will automatically revoke that election. If an election is revoked, or the Merger Agreement is terminated, and any stock certificates have been transmitted to the Exchange Agent, the Exchange Agent will promptly return the certificates and/or all book-entry shares to the Caesars stockholders who submitted them (except, in the case of a revocation, to the extent (if any) a subsequent Cash Election and/or the Stock Election is properly made with respect to any or all of the shares of Caesars common stock represented by such certificates or book-entry shares). Caesars stockholders will not be entitled to revoke or change their elections following the Election Deadline.

Non-Electing Holders

Caesars stockholders who make no election as to the form of Merger Consideration to be received, whose elections are not received by the Exchange Agent by the Election Deadline, or whose forms of election are not properly completed (subject to the Exchange Agent’s discretion to disregard immaterial defects) or are not signed will be deemed not to have made an election. These stockholders may receive the Cash Election Consideration for all of their shares of Caesars common stock, the Stock Election Consideration for all of their shares of Caesars common stock, or a combination of the Cash Election Consideration and the Stock Election Consideration, depending on elections that have been made by other Caesars stockholders. Non-electing holders will have no control over the type of Merger Consideration they receive in exchange for their shares of Caesars common stock. Please refer to “—Proration Procedures” immediately below.

Proration Procedures

Caesars stockholders should be aware that the Cash Elections and/or the Stock Elections they make may be subject to the proration procedures contained in the Merger Agreement.

The Merger Agreement provides that elections by Caesars stockholders are subject to proration such that the aggregate amount of cash paid in exchange for outstanding shares of Caesars common stock in the Merger will not exceed the Aggregate Cash Amount and the aggregate number of shares of ERI common stock issued in exchange for shares of Caesars common stock in the Merger will not exceed the Aggregate ERI Share Amount. As such, if Caesars stockholders make a Cash Election or a Stock Election, the form of Merger Consideration they actually receive may be adjusted according to the proration procedures contained in the Merger Agreement.

For a description of the proration procedures, and their effects on Caesars stockholders, please refer to “The Merger Agreement—Proration.”

Ownership of ERI Following the Merger

Based on the number of shares of Caesars common stock and the principal amount of Caesars convertible notes outstanding as of September 27, 2019, Caesars stockholders who receive shares of ERI common stock in exchange for their shares of Caesars common stock in the Merger and holders of Caesars convertible notes (assuming that all Caesars convertible notes are converted immediately following consummation of the Merger into $8.40 in cash and 0.0899 shares of ERI common stock for each share of Caesars common stock into which such Caesars convertible notes were convertible immediately prior to the Merger), on the one hand, and ERI stockholders, on the other hand, will own in the aggregate approximately 49% and 51%, respectively, of the outstanding shares of ERI common stock. Based on the terms of the indenture governing the Caesars convertible notes (see “Note 2—Calculation of Purchase Consideration” under “Unaudited Pro Forma Condensed Combined Financial Statements”), the mix of cash and ERI common stock payable upon conversion of the Caesars convertible notes will likely differ from the assumed amounts.

After the consummation of the Merger, each ERI stockholder will have the same number of shares of ERI common stock that such stockholder held immediately prior to the consummation of the Merger. However, upon the Share Issuance, each share of ERI common stock outstanding immediately prior to the consummation of the Merger will represent a smaller percentage of the aggregate number of shares of ERI common stock outstanding after the consummation of the Merger. On the other hand, each share of ERI common stock will then represent an interest in a company with more assets.

Interests of Certain ERI Directors and Executive Officers in the Merger

In considering the recommendation of the ERI Board that ERI stockholders vote “FOR” the Share Issuance, ERI stockholders should be aware that certain executive officers and directors of ERI have interests in the Merger that may be different from, or in addition to, the interests of ERI stockholders generally. The ERI Board was aware of and considered these interests, among other matters, when they approved the Merger Agreement and recommended that ERI stockholders approve the Share Issuance.

As of the date of this joint proxy statement/prospectus, it is expected that ERI’s executive officers will continue to serve as the executive officers of the combined company following the consummation of the Merger. The consummation of the Merger will not constitute a “change in control” under the employment agreements between ERI and its executive officers, nor will it constitute a “change in control” under the 2015 Plan, which is the equity-based compensation plan in which ERI’s executive officers participate. Equity-based awards under the 2015 Plan will remain outstanding and continue to be governed by the same terms and conditions that applied prior to the consummation of the Merger. In the event that the employment of any of ERI’s executive officers terminates in connection with the Merger, the existing agreements between ERI and its executive officers will continue to govern each officer’s entitlement to severance benefits.

A complete description of the estimated potential payments due to ERI’s named executive officers in connection with certain termination events is set forth in ERI’s 2019 Proxy Statement filed on Schedule 14A under the headings “Employment Agreements” and “Potential Payments Upon Termination or Change in Control Table.” See “Where You Can Find More Information” beginning on page 270.

Pursuant to the terms of the existing award agreements, any unvested equity awards held by ERI directors who cease to serve on the ERI Board upon the consummation of the Merger will vest, as a result of such director’s cessation of service on the ERI Board.

In connection with the Merger, ERI’s compensation committee has the discretion to implement a retention program in order to properly incentivize and retain certain employees during the transition period. As of the date of this joint proxy statement/prospectus, no decisions have been made nor any awards granted under the retention program.

Interests of Caesars’ Directors and Executive Officers in the Merger

In considering the recommendation of the Caesars Board that Caesars stockholders vote “FOR” the adoption of the Merger Agreement, Caesars stockholders should be aware that directors and executive officers of Caesars have interests in the Merger that may be different from, or in addition to, the interests of Caesars stockholders generally. The Caesars Board was aware of and considered these interests, among other matters, in evaluating the Merger and negotiating the Merger Agreement and when they approved the Merger Agreement and recommended that Caesars stockholders vote to adopt the Merger Agreement. The consummation of the Merger is expected to constitute a “change in control” (or similar term) for purposes of Caesars’ compensation plans and agreements, including for purposes of the Caesars Stock Plans.

Share Ownership

If the proposal to adopt the Merger Agreement is approved, the shares of Caesars common stock held by members of the Caesars Board and Caesars’ executive officers will be treated in the same manner as outstanding shares of Caesars stock held by all other Caesars stockholders. The following table sets forth (i) the number of shares of Caesars common stock owned as of September 27, 2019, by each of Caesars’ executive officers (including the named executive officers) and directors who served during the fiscal year and (ii) the value thereof based on Caesars’ average closing market price over the first five business days following the first public announcement of the Merger.

Name	Number of Shares	Estimated Value ($)
Named Executive Officers
Anthony Rodio	—	—
Eric Hession	326,050	$3,824,567
Thomas Jenkin	455,983	$5,348,681
Les Ottolenghi	1,613	$18,920
Timothy Donovan(1)	173,041	$2,029,771
Mark Frissora(2)	1,139,089	$13,361,514
Robert Morse(3)	263,267	$3,088,122
Other Executive Officers
Richard D. Broome	96,977	$1,137,540
Michelle Bushore	—	—
Monica Digilio	—	—
Christopher Holdren	55,157	$646,992
Janis Jones Blackhurst(4)	167,734	$1,967,520
Marco Roca(5)	23,902	$280,370
Christian Stuart	130,748	$1,533,674
Non-Employee Directors
Thomas Benninger	69,960	$820,631
Juliana Chugg	32,273	$378,562
Denise Clark	16,780	$196,829
Keith Cozza	12,070	$141,581
John Dionne	28,960	$339,701
James Hunt	38,303	$449,294
Don Kornstein	116,373	$1,365,055
Courtney Mather	12,070	$141,581
James Nelson	12,070	$141,581
Richard Schifter(6)	28,960	$339,701
David Sambur(7)	46,139	$541,210
John Boushy(8)	16,139	$189,310
Matthew Ferko(8)	—	—
Christopher Williams(8)	40,067	$469,986
Marilyn Spiegel(9)	2,000	$23,460

(1)	Mr. Donovan’s employment with Caesars terminated on June 6, 2019.
(2)	Mr. Frissora’s employment with Caesars terminated on April 30, 2019. He also ceased to be a member of the Caesars Board on such date.
(3)	Mr. Morse’s employment with Caesars terminated on November 26, 2018.
(4)

Ms. Jones Blackhurst’s employment with Caesars terminated on September 30, 2019. Ms. Jones Blackhurst was appointed to the Caesars Board effective September 5, 2019 and commenced service on October 2, 2019 following receipt of the required regulatory approval.

(5)	Mr. Roca’s employment with Caesars terminated on May 3, 2019.
(6)	Mr. Schifter ceased to be a member of the Caesars Board on September 5, 2019.
(7)	Mr. Sambur ceased to be a member of the Caesars Board on April 4, 2019.
(8)	Messrs. Boushy, Ferko and Williams ceased to be members of the Caesars Board on March 1, 2019.
(9)	Ms. Spiegel ceased to be a member of the Caesars Board on January 31, 2018.

Treatment of Caesars Equity Awards

The consummation of the Merger is expected to constitute a “change in control” (or similar term) for purposes of Caesars’ compensation plans and agreements, including for purposes of the Caesars Stock Plans.

Certain of Caesars’ executive officers (including certain named executive officers) hold Caesars equity awards. None of Caesars’ non-employee directors hold vested options or any other unvested equity awards. Subject to certain exceptions set forth in the Merger Agreement, Caesars stock options and other stock-based awards will generally be treated as described below.

The amounts shown in the table below are not only estimates, but are based on multiple assumptions that may or may not actually occur, including (i) that the Closing Date occurred on September 27, 2019, and (ii) that any applicable performance goals were attained. These amounts do not take into account any accelerated vesting that Caesars is entitled to permit in order to mitigate certain adverse tax consequences to Caesars and/or the executive. The actual amounts, if any, to be received by an executive officer may differ from the amounts set forth below.

Each Vested Caesars Stock Option will, as of the Effective Time, be converted into the right to receive an amount in cash equal to the product of (i) the number of “net shares” of Caesars common stock applicable to such Vested Caesars Stock Option (after taking into account the exercise price applicable to such option) and (ii) the Cash Election Consideration and will be cancelled as of the Effective Time.

The table below summarizes the number of Vested Caesars Stock Options held by Caesars’ executive officers as of September 27, 2019, and the aggregate value of the Vested Caesars Stock Options calculated based on the average closing market price of Caesars common stock over the five-day period commencing on June 25, 2019 (and subtracting the applicable exercise price for the Vested Caesars Stock Options).

Name	Number of Vested Caesars Stock Options,	Value ($)
Named Executive Officers
Anthony Rodio	—	—
Eric Hession	86,598	$245,439
Thomas Jenkin	539,081	$1,680,764
Les Ottolenghi	—	—
Timothy Donovan	—	—
Mark Frissora	—	—
Robert Morse	—	—
Other Executive Officers
Richard D. Broome	—	—
Michelle Bushore	—	—
Monica Digilio	—	—
Christopher Holdren	—	—
Janis Jones Blackhurst	132,711	$400,804
Marco Roca	—	—
Christian Stuart	16,531	$43,466

Each Continuing Caesars Stock Option will (a) cease to represent an option or right to acquire shares of Caesars common stock and (b) be converted into an option or right to purchase shares of ERI common stock on the same terms and conditions as were applicable to such option immediately prior to the Effective Time. The number of shares, the exercise price per share of ERI common stock, and any other rights of a holder of a converted Continuing Caesars Stock Option will be determined based on a formula set forth in the Merger Agreement intended to preserve the intrinsic value of such Continuing Caesars Stock Option.

Continuing Caesars Stock Options will vest in full in the event that the executive officer’s employment is terminated by the surviving corporation without cause or by the officer for good reason (in each case, as defined in the executive officer’s employment agreement or the Caesars Entertainment Corporation 2017 Performance Incentive Plan (as amended) (the “2017 PIP”) as in effect as of the date of the Merger Agreement), in either case within 24 months following the consummation of the Merger.

The table below summarizes the number of unvested time-based stock options and unvested performance-based stock options held by Caesars’ executive officers that are unvested as of September 27, 2019, and the aggregate value of such Continuing Caesars Stock Options, calculated based on the average closing market price of Caesars common stock over the five-business day period commencing on June 25, 2019 (and subtracting the applicable exercise price applicable to such option). In the case of the performance-based stock options, the amounts shown below assume attainment of the performance goals). Unvested performance-based stock options are expected to be cancelled in connection with the consummation of the Merger.

Name	Number of Caesars Stock Options	Value ($)
Named Executive Officers
Anthony Rodio	—	—
Eric Hession	5,191	$18,186
Thomas Jenkin	35,947	$126,174
Les Ottolenghi	—	—
Timothy Donovan	9,737	$34,177
Mark Frissora	200,000	$456,000
Robert Morse	—	—
Other Executive Officers	—	—
Richard D. Broome	—	—
Michelle Bushore	—	—
Monica Digilio	—	—
Christopher Holdren	—	—
Janis Jones Blackhurst	8,887	$31,193
Marco Roca	—	—
Christian Stuart	749	$2,276

Each Caesars EBITDA PSU will, as of the Effective Time, be converted into the right to receive the Cash Election Consideration. For purposes of calculating the number of Caesars EBITDA PSUs to which each holder thereof is entitled, the number of Caesars EBITDA PSUs will be based on “actual” performance achieved (measured through the end of the month immediately prior to the Effective Time, as proportionately extrapolated through the remainder of the applicable performance period), with respect to Caesars EBITDA PSUs that are eligible to vest in respect of the year in which the Effective Time occurs, and will be based on “target” level achievement with respect to Caesars EBITDA PSUs eligible to vest in respect of full performance periods commencing after the Closing Date.

The table below shows the aggregate value of the Caesars EBITDA PSUs held by Caesars’ executive officers as of September 27, 2019, based on the average closing market price of Caesars stock over the five-business day period commencing on June 25, 2019, and assuming vesting at target-level performance for all such awards, including those EBITDA PSUs that are eligible to vest in respect of the year in which the Effective Time occurs, which ultimately will be based on actual performance through the Closing Date.

Name	Number of Caesars EBITDA PSUs	Value ($)
Named Executive Officers
Anthony Rodio	—	—
Eric Hession	91,076	$1,068,321
Thomas Jenkin	115,746	$1,357,701
Les Ottolenghi	62,785	$736,468
Timothy Donovan	78,441	$920,113
Mark Frissora	287,508	$3,372,469
Robert Morse	—	—
Other Executive Officers
Richard D. Broome	42,238	$495,452
Michelle Bushore	6,530	$76,597
Monica Digilio	25,833	$303,021
Christopher Holdren	66,784	$783,376
Janis Jones Blackhurst	42,238	$495,452
Marco Roca	—	—
Christian Stuart	47,124	$552,765

Each (1) Caesars Time-Based RSU and (2) Caesars Market-Based PSU will, as of the Effective Time, (a) be converted into a number of time-based restricted stock units or market-based performance stock units, as applicable, in respect of shares of ERI common stock equal to (i) the Per Share Amount divided by (ii) the ERI Common Stock VWAP (with aggregated fractional shares rounded to the nearest whole share), and (b) remain subject to the same terms and conditions as were applicable to such Caesars Time-Based RSU and Caesars Market-Based PSU immediately prior to the Effective Time. In connection with the foregoing, the stock or market-based goals applicable to the Caesars Market-Based PSUs that convert into market-based performance stock units in respect of shares of ERI will be adjusted accordingly.

Such Caesars Time-Based RSUs and Caesars Market-Based PSUs that convert to ERI awards at the Effective Time will vest in full (at target level with respect to Caesars Market-Based PSUs) in the event that the executive officer’s employment is terminated either by the surviving corporation without cause or by the executive officer for good reason (in each case, as defined in the executive officer’s employment agreement or the 2017 PIP as in effect as of the date of the Merger Agreement), in either case within 24 months following the consummation of the Merger.

The table below summarizes the number of Caesars Time-Based RSUs and Caesars Market-Based PSUs held by Caesars’ executive officers as of September 27, 2019, with the aggregate value thereof calculated based on the average closing market price of Caesars common stock over the five-business day period commencing on June 25, 2019.

Name	Number of Caesars Time- Based RSUs	Number of Caesars Market- Based PSUs	Aggregate Value ($)
Named Executive Officers
Anthony Rodio	—	—	—
Eric Hession	331,879	32,265	$4,271,409
Thomas Jenkin	467,209	38,370	$5,930,442
Les Ottolenghi	226,099	21,481	$2,904,113
Timothy Donovan	—	25,733	$301,848
Mark Frissora	—	45,554	$534,348
Robert Morse	—	—	—
Other Executive Officers
Richard D. Broome	166,930	13,856	$2,120,620
Michelle Bushore	24,254	4,504	$337,331
Monica Digilio	80,031	17,815	$1,147,734
Christopher Holdren	208,262	23,967	$2,724,046
Janis Jones Blackhurst	118,305	13,856	$1,550,249
Marco Roca	—	—	—
Christian Stuart	184,338	15,044	$2,338,751

Potential Severance Payments and Benefits to Executive Officers

Each of Caesars’ current executive officers, including each of Caesars’ current named executive officers, has entered into an executive agreement, which, among other things, specifies the severance payments and/or benefits to be provided upon termination of employment in certain circumstances.

Under the terms of Mr. Rodio’s executive agreement, Mr. Rodio will receive a cash payment of $3,000,000 in the event his employment is terminated either by Caesars without cause or by Mr. Rodio for good reason (as such terms are defined in his executive agreement), in either case within 24 months following a change of control (as defined in the 2017 PIP), which would include the consummation of the Merger, subject to the terms and conditions of his executive agreement, including his execution (and nonrevocation) of a release of claims and his compliance with certain non-solicitation and other covenants. Such amount would be payable in a lump sum within 70 days following Mr. Rodio’s termination of employment.

The executive agreements for other executive officers provide for certain payments and benefits upon a qualifying termination of employment, regardless of whether such termination is in connection with a change of control. Mr. Hession’s agreement provides that if his employment is terminated by Caesars without cause or by Mr. Hession for good reason, upon the expiration of the term of employment due to Caesars’ issuance of a notice of non-renewal of the term or by reason of Mr. Hession’s disability (in each case, as such terms are defined in the executive agreement), Mr. Hession will receive a severance amount equal to his monthly rate of base salary for an 18-month period as well as continued medical benefits (including health, dental and vision) during the same period, subject to the terms and conditions of his executive agreement, including his execution (and nonrevocation) of a release of claims and his compliance with certain non-competition, non-solicitation and other covenants.

Mr. Ottolenghi is also eligible to receive a severance amount equal to his monthly rate of base salary for an 18-month period as well as continued medical benefits (including health, dental and vision) during the same period in the event his employment is terminated by Caesars without cause or by him for good reason, upon expiration of the term of the executive agreement due to Caesars’ issuance of a notice of non-renewal or by reason of Mr. Ottolenghi’s disability (in each case, as such terms are defined in his executive agreement), subject to the terms and conditions of his executive agreement, including Mr. Ottolenghi’s execution (and nonrevocation) of a release of claims and his compliance with certain non-competition, non-solicitation and other covenants.

Each of Mr. Broome, Ms. Bushore, Ms. Digilio, Mr. Holdren and Mr. Stuart are eligible to receive substantially similar severance payments and benefits in the event the executive’s employment is terminated by Caesars without cause or by the executive for good reason, upon expiration of the term of the executive agreement due to Caesars’ issuance of a notice of non-renewal or by reason of the executive’s disability (in each case, as such terms are defined in the executive’s executive agreement), subject to the terms and conditions of their applicable executive agreement, including execution (and nonrevocation) of a release of claims and compliance with certain non-competition, non-solicitation and other covenants.

Each of Mr. Jenkin’s and Ms. Jones Blackhurst’s executive agreements provides that if Mr. Jenkin or Ms. Jones Blackhurst experiences a termination of employment by Caesars without cause or by the executive for good reason or by reason of Caesars delivering a notice of non-renewal of the executive’s agreement, the executive officer will be eligible to receive the following: (i) salary continuation payments for 18 months following such termination; (ii) a pro rata bonus for the year in which the termination occurs, provided such termination occurs after June 30 of the year in which the termination occurs and the executive is eligible to receive such bonus on the basis of actual performance; and (iii) continued medical insurance (including health, dental and vision) during the 18-month severance period, provided that such payments and benefits are subject to the terms and conditions of the executive agreement, including the executive’s execution (and nonrevocation) of a release of claims. Additionally, upon a termination of employment of any reason other than by Caesars for cause, both Mr. Jenkin and his dependents and Ms. Jones Blackhurst and her dependents are also eligible for lifetime medical coverage under Caesars’ group insurance plan, with Caesars paying 80% of the insurance premium on an after-tax basis, subject to the terms and conditions of the applicable executive’s agreement. The payments and benefits under each of Mr. Jenkin’s and Ms. Jones Blackhurst’s agreements are subject to their compliance with certain non-competition, non-solicitation and other covenants. Ms. Jones Blackhurst’s employment terminated without cause effective September 30, 2019, pursuant to which she will receive benefits under her executive agreement.

Additionally, each of Messrs. Hession, Jenkin, Ottolenghi and Broome and Ms. Jones Blackhurst entered into amendments to their agreements which provide for accelerated vesting of their equity awards in the event their employment is terminated prior to October 6, 2019 (or prior to December 5, 2019 for Ms. Bushore, Ms. Digilio and Mr. Holdren), and such termination is by Caesars without cause, by the executive for good reason or by reason of the executive’s death or disability.

Cash Awards

Certain executive officers hold cash awards which were granted under the 2017 PIP. These cash awards are legacy retention awards that were not granted in connection with the Merger. Cash awards granted under the 2017 PIP vest in full in the event the executive’s employment is terminated by Caesars without cause, by the executive officer for good reason or upon the executive officer’s death or disability, in each case, regardless of whether a change of control has occurred. The table below summarizes the amount of cash awards held by Caesars’ executive officers as of September 27, 2019.

Name	Value of Cash Awards under the 2017 PIP ($)
Named Executive Officers
Anthony Rodio	—
Eric Hession	$900,000
Thomas Jenkin	$900,000
Les Ottolenghi	$900,000
Timothy Donovan	—
Mark Frissora	—
Robert Morse	—
Other Executive Officers
Richard D. Broome	$250,000
Michelle Bushore	$300,000
Monica Digilio	$500,000
Christopher Holdren	$900,000
Janis Jones Blackhurst	$250,000
Marco Roca	—
Christian Stuart	$350,000

Merger-Related Retention Awards

In connection with the Merger, Caesars entered into retention agreements with certain employees, including Ms. Bushore, which are intended to incentivize and retain such employees during the transition period through the consummation of the Merger. Other than Ms. Bushore, no executive officers received such a retention award. Under the terms of the retention agreements, eligible employees will be paid a specified retention bonus amount (each, a “Retention Bonus”), within 30 days following the consummation of the Merger, subject to the employee’s continued employment with Caesars (or its subsidiaries) through the consummation of the Merger; provided that if the employee’s employment with Caesars is terminated by Caesars without cause or by the employee for good reason (in each case, as defined in the employee’s employment agreement or the 2017 PIP as in effect as of the date of the Merger Agreement) prior to the consummation of the Merger, the employee will receive his or her Retention Bonus on the same date Retention Bonuses are generally paid to other employees, and subject to the employee’s execution (and nonrevocation) of a release of claims. The table below summarizes the Retention Bonus amounts granted to Caesars’ executive officers.

Name	Retention Award Amount ($)
Michelle Bushore	$785,000

Annual Bonus for Year of Closing

Generally, bonus payments for 2019 will continue to be made in accordance with the current terms of the programs. However, if the consummation of the Merger occurs prior to the regular 2019 bonus payment date, then payments will be determined based on actual performance, and will be paid on the earlier of (i) the regular payment date and (ii) on or within 30 days of the consummation of the Merger, subject to the employee’s continued employment through the payment date; provided that if an employee’s employment is terminated by Caesars without cause or by the employee for good reason, in either case prior to the payment date, the employee will receive a 2019 bonus based on target performance and pro-rated for the number of days such employee was employed during 2019 (subject to certain conditions, including the employee’s execution and nonrevocation of a release of claims). For purposes of the above, cause and good reason have the meanings provided in an applicable employment agreement between the employee and Caesars (or its subsidiaries) or the 2017 PIP (as in effect as of the date of the Merger Agreement).

2020 Long-Term Cash Awards

If the Merger is not consummated prior to April 1, 2020, Caesars may grant to employees on or after such date cash-based long-term incentive awards in lieu of a long-term equity award (“2020 Cash Award”) to individuals and in amounts that are consistent with Caesars’ past practices with respect to annual equity awards. Any 2020 Cash Award granted to an employee will be based on the value of the employee’s 2019 target long-term incentive award. Upon, or within 30 days following, the consummation of the Merger, each employee who remains employed by Caesars or its subsidiaries until the consummation of the Merger will be paid a pro rata amount of his or her 2020 Cash Award. The pro rata amount will be calculated from April 1, 2020 through the date the Merger is consummated; provided that if an employee’s employment is terminated by Caesars without cause or by the employee for good reason prior to the consummation of the Merger, the employee will be entitled to receive (on the same day that 2020 Cash Awards are generally paid out to other employees) his or her 2020 Cash Award, pro-rated from April 1, 2020 through the employee’s termination date. For purposes of the foregoing cause and good reason have the meanings provided in an applicable employment agreement between the employee and Caesars (or its subsidiaries) or the 2017 PIP as in effect as of the date of the Merger Agreement.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that may be paid or may become payable to each of Caesars’ named executive officers (as identified in accordance with SEC regulations) and that is based on or otherwise relates to the Merger. For additional details regarding the terms of the payments described below, see the section entitled “—Interests of Caesars’ Directors and Executive Officers in the Merger” beginning on page 178.

The amounts listed below are not only estimates, but are based on multiple assumptions that may or may not actually occur, including that (i) the Closing Date occurred on September 27, 2019, (ii) each named executive officer experienced a qualifying termination of employment on the Closing Date, and (iii) any applicable performance goals were attained. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Name	Cash ($)(4)	Equity ($)(5)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(6)	Tax Reimbursement ($)(7)	Other ($)	Total ($)
Anthony Rodio(1)	$3,419,178	—	—	—	—	—	$3,419,178
Eric Hession	$2,629,363	$5,603,356	—	$22,588	—	—	$8,255,307
Tom Jenkin	$3,441,167	$9,095,081	—	$109,460	—	—	$12,645,708
Les Ottolenghi	$2,119,437	$3,640,581	—	$22,522	—	—	$5,782,540
Timothy Donovan(2)	—	$1,256,138	—	—	—	—	$1,256,138
Mark P. Frissora(3)	—	$4,362,817	—	—	—	—	$4,362,817
Robert Morse	—	—	—	—	—	—	—

(1)	Mr. Rodio assumed the position of Chief Executive Officer of Caesars on May 1, 2019.
(2)	Mr. Donovan’s employment with Caesars terminated on June 6, 2019.
(3)	Mr. Frissora’s employment with Caesars terminated on April 30, 2019.

(4)

Cash. Represents (i) the cash severance payment (generally based on the executive’s base salary) the executive officer is eligible to receive pursuant to the terms of the executive’s applicable executive agreement, (ii) a pro-rata bonus (based on a presumed payout at target level), calculated as of the presumed termination date of September 27, 2019 and (iii) the value of outstanding cash awards granted to each named executive officer.

Each of the payments under the foregoing clauses (i), (ii) and (iii) are payable in connection with a qualifying termination of employment, regardless of whether a change of control (including the consummation of the Merger) has occurred and thus are neither “double-trigger” payments (which would be the case if the payments were triggered by the occurrence of a change of control and further conditioned upon the executive officer’s termination of employment for a qualifying reason) nor “single-trigger” payments (which would be the case if the payments were triggered solely by a change of control). The pro rata bonus amount for Mr. Rodio is calculated from his mid-year start date of May 6, 2019, and does not take into account any additional discretionary bonus amount for which he could become eligible if performance exceeds target. In exchange for their cash severance amounts, the named executive officers are required to comply with certain post-termination restrictive covenants, including non-competition and non-solicitation (of both employees and customers) restrictions, up to 12 months following termination for Mr. Rodio (or following a judgment by a court enforcing the non-competition restriction, if later) and for a period of 18 months following termination for the other executives, as well as confidentiality, and in some cases, non-disparagement covenants, provided that Mr. Rodio is not subject to the non-competition restriction if his employment is terminated either by Caesars without cause or by Mr. Rodio for good reason (as such terms are defined in his executive agreement), in either case within 24 months following a change of control (as defined in the 2017 PIP).

Cash Severance Payments are paid over the course of the applicable severance period, with the exception of Mr. Rodio, who will receive his payment in a lump sum within 70 days following his termination date. The 2019 Pro-Rata Bonus awards and the Other Cash Awards are payable in a lump sum.

Name	Cash Severance Payment ($)	2019 Pro-Rata Bonus ($)	Value of Other Cash Awards ($)	Total ($)
Anthony Rodio	$3,000,000	$419,178	—	$3,419,178
Eric Hession	$1,222,500	$506,863	$900,000	$2,629,363
Tom Jenkin	$1,938,403	$602,764	$900,000	$3,441,167
Les Ottolenghi	$930,187	$289,250	$900,000	$2,119,437
Timothy Donovan	—	—	—	—
Mark P. Frissora	—	—	—	—
Robert Morse	—	—	—	—

(5)

Equity. Includes (i) the value of Vested Caesars Stock Options, and (ii) the value of accelerated vesting of outstanding unvested options that vest solely based on service conditions, RSUs and PSUs that convert to ERI equity awards (based on the assumptions described below). Also includes unvested performance-based stock options (assuming attainment of the applicable performance goals), which are expected to be cancelled in connection with the consummation of the Merger.

As described under “—Interests of Caesars’ Directors and Executive Officers in the Merger,” certain of these Caesars equity awards will vest and become payable upon the consummation of the Merger, which accelerated vesting benefit is single-trigger, and other Caesars equity awards that are assumed by ERI and converted into ERI awards will vest in full if the executive officer’s employment is terminated without cause by the surviving corporation or for good reason by the executive officer within the 24 months following the consummation of the Merger, which is a double-trigger benefit. Unvested performance-based stock options are expected to be cancelled in connection with the consummation of the Merger.

The amounts set forth below for the equity-based awards assume target-level performance where applicable and are calculated based on a price per share value of $11.73, which was the average closing market price of

Caesars common stock over the five-business day period commencing on June 25, 2019, less the applicable exercise price in the case of options.

Name	Options ($)	PSUs ($)	RSUs ($)	Total ($)
Anthony Rodio	—	—	—	—
Eric Hession	$263,625	$1,446,790	$3,892,941	$5,603,356
Tom Jenkin	$1,806,938	$1,807,781	$5,480,362	$9,095,081
Les Ottolenghi	—	$988,440	$2,652,141	$3,640,581
Timothy Donovan	$34,177	$1,221,961	—	$1,256,138
Mark P. Frissora	$456,000	$3,906,817	—	$4,362,817
Robert Morse	—	—	—	—

(6)

Perquisites/Benefits. Represents the approximate value of continued coverage under Caesars’ medical, dental and vision plans over the executive officer’s severance period, if applicable, except that for Mr. Jenkin, the amount represents the present value of future lifetime benefits available to him and his dependents under his employment agreement, the value of which was last calculated as of December 2018. In each case, such benefits become payable upon a qualifying termination of the executive’s employment, regardless of whether a change of control has occurred and accordingly, are neither a double-trigger nor a single-trigger benefit.

(7)	Tax Reimbursement. None of the executive employment agreements between Caesars and its named executive officers provides tax gross-ups.

Regulatory Filings and Approvals Required to Consummate the Merger

Competition and Antitrust

Under the antitrust and competition laws of the United States, ERI and Caesars cannot consummate the Merger until they file certain notification and report forms with the relevant antitrust and competition governmental entities that are required or deemed necessary and, where applicable, receive clearance (including the expiration or termination of applicable waiting periods) from such governmental entities to consummate the Merger.

The requirements of the HSR Act and the related rules and regulations provide that certain acquisitions may not be completed until required information has been furnished to the Antitrust Division of the DOJ and the Premerger Notification Office of the FTC and until the waiting period under the HSR Act has expired or been terminated. Once the waiting period expires or is early terminated, the parties have satisfied their obligations under the HSR Act and the HSR Act no longer prohibits consummation of the acquisition. ERI and Caesars filed the required notifications with the Antitrust Division of the DOJ and the Premerger Notification Office of the FTC on July 16, 2019. On August 15, 2019, ERI withdrew its HSR notification and report form and re-filed the same on August 19, 2019, which began a new 30-day waiting period. On September 18, 2019, each of ERI and Caesars received a Second Request from the FTC in connection with the FTC’s review of the Merger, which extends the waiting period until 30 days after both parties have substantially complied with the Second Request, unless the FTC early terminates the additional waiting period or the parties otherwise agree not to consummate the Merger for a period of time after substantial compliance. ERI and Caesars are working with the FTC to complete its investigation as soon as practicable.

If ERI and Caesars do not consummate the Merger within 12 months after the expiration or early termination of the HSR Act waiting period, ERI and Caesars will need to submit new notification and report forms to the Antitrust Division of the DOJ and the Premerger Notification Office of the FTC, and wait for the expiration or early termination of a new HSR Act waiting period before ERI and Caesars could consummate the Merger.

Gaming Regulatory Approval

ERI and Caesars must obtain approval of the Merger, which approvals must be in full force and effect, from a number of gaming authorities, including, among others, the Ak Chin Community Tribal Gaming Commission, the Arizona Department of Gaming, the Cherokee Tribal Gaming Commission, the Colorado Division of

Gaming, the Illinois Gaming Board, the Indiana Gaming Commission, the Indiana Horse Racing Commission, the Iowa Racing and Gaming Commission, the Kentucky Horse Racing Commission, the Louisiana Gaming Control Board, the Louisiana State Racing Commission, the Maryland Lottery and Gaming Control Agency, the Mississippi Gaming Commission, the Missouri Gaming Commission, the National Indian Gaming Commission, the Nevada Gaming Commission, the New Jersey Casino Control Commission, the New Jersey Division of Gaming Enforcement, the Pennsylvania Gaming Control Board, the Pennsylvania State Horse Racing Commission, the Ohio Lottery Commission, the Gauteng Gambling Board (South Africa), the Alcohol and Gaming Commission of Ontario, the Ministry of Culture, Sports and Tourism (Korea) and the Gambling Commission (United Kingdom). These approvals may not be received at all, may not be received in a timely fashion, and/or may contain conditions on the consummation of the Merger. In addition, these regulatory bodies may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying consummation of the Merger or of imposing additional costs or limitations on ERI following the Merger.

If additional approvals, consents and filings are required or deemed necessary to consummate the Merger, ERI and Caesars intend to seek such consents and approvals and make such filings. Although ERI and Caesars believe that they will receive the required consents and approvals to consummate the Merger, ERI and Caesars cannot give any assurance as to the timing of these consents and approvals or as to ERI’s and Caesars’ ultimate ability to obtain such consents or approvals (or any additional consents or approvals which may otherwise become necessary, including the expiration or termination of applicable waiting periods) or that ERI and Caesars will obtain such consents or approvals on terms and subject to conditions satisfactory to ERI and Caesars.

Closing and Effectiveness of the Merger

The consummation of the Merger will take place on the third business day after all conditions to the consummation of the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the consummation of the Merger, but subject to the satisfaction of those conditions at that time), or such other time as agreed by ERI and Caesars. However, if the Marketing Period (as defined in “The Merger Agreement—Effective Time and Closing”) has not ended at such time, the consummation of the Merger will occur instead on (a) the earlier to occur of (i) any business day during the Marketing Period to be specified by ERI to Caesars on no less than three business days’ written notice and (ii) the third business day following the last day of the Marketing Period, (b) such other date and time as agreed to in writing by ERI and Caesars or (c) the End Date, subject to certain conditions.

The Merger will be effective at the time of acceptance of a certificate of merger by the Secretary of State of the State of Delaware, or at such subsequent time as ERI and Caesars agree and specify in such certificate of merger.

Composition of the ERI Board and Management Following the Merger

Pursuant to the terms of the Merger Agreement, ERI is required to take all actions within its power as necessary or appropriate such that immediately following the Effective Time the ERI Board will consist of up to eleven directors to be designated by ERI as follows:

•	so long as Thomas R. Reeg has not Ceased to Serve, (a) five Eligible Members of the Caesars Board and (b) six members of the ERI Board as of immediately prior to the Effective Time;

•	if Thomas R. Reeg has Ceased to Serve, (a) six Eligible Members of the Caesars Board and (b) five members of the ERI Board as of immediately prior to the Effective Time; or

•	if Thomas R. Reeg and Gary L. Carano have Ceased to Serve, (a) five Eligible Members of the Caesars Board and (b) four members of the ERI Board as of immediately prior to the Effective Time.

Immediately following the Effective Time, the ERI Board is expected to consist of current ERI directors Thomas R. Reeg, Gary L. Carano, David P. Tomick, Frank J. Fahrenkopf Jr., Michael E. Pegram and Bonnie S. Biumi, and current Caesars directors Keith Cozza, Janis Jones Blackhurst, Don Kornstein, Courtney Mather and James Nelson.

As of the date of this joint proxy statement/prospectus, ERI has not entered into any agreement with any current executive officer of Caesars with respect to his or her employment by ERI. If none of the current executive officers of Caesars remain employed by ERI following the Merger, certain termination payments may be payable to such executive officers are set forth in “—Interests of Caesars’ Directors and Executive Officers in the Merger” beginning on page 178.

Accounting Treatment of the Merger

The Merger will be accounted for by ERI using the acquisition method of accounting. Under this method of accounting, the purchase price will be allocated to the fair value of the net assets acquired, including the recognition of intangibles. The excess purchase price over the fair value of the assets acquired, if any, will be allocated to goodwill.

Stock Exchange Listing of ERI Common Stock

Shares of ERI common stock issuable to Caesars stockholders in the Merger will be approved for listing on NASDAQ prior to the consummation of the Merger. Following the Merger and subject to stockholder approval, ERI expects to change its name to Caesars Entertainment, Inc. and expects that shares of the combined company will be traded under the current Caesars symbol “CZR.”

Delisting and Deregistration of Caesars Common Stock

If the Merger is consummated, Caesars common stock will be delisted from NASDAQ and deregistered under the Exchange Act, and Caesars will no longer file periodic reports with the SEC.

Litigation Relating to the Merger

On September 5, 2019, a complaint was filed against Caesars and each member of the Caesars Board in the United States District Court for the District of Delaware. The lawsuit, captioned Stein v. Caesars Entertainment Corp., et al., Civil Action No. 1:19-cv-01656, alleges violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and 17 C.F.R. § 244.100, against the defendants for allegedly disseminating a false and misleading proxy statement in connection with the Merger. The complaint alleges, among other things, that Caesars violated the securities laws by failing to disclose (i) certain information about the process leading up to the approval of the Merger by the Caesars Board; and (ii) certain financial information relating to the financial advisors’ analyses of the transaction. The plaintiff seeks (i) to enjoin the defendants from proceeding with, consummating or closing the Merger, unless and until Caesars discloses to its stockholders the allegedly material information discussed in the complaint, (ii) if the Merger is consummated, rescission of the Merger or rescissory damages and (iii) an accounting to plaintiff for all damages suffered as a result of defendants’ alleged wrongdoing. The plaintiff also seeks an award of costs and disbursements incurred in the action, including a reasonable allowance for expert fees and attorneys’ fees.

On September 9, 2019, a class action complaint was filed against Caesars, each member of the Caesars Board, ERI and Colt Merger Sub in the United States District Court for the District of Delaware. The lawsuit, captioned Palkon v. Caesars Entertainment Corp., et al., Civil Action No. 1:19-cv-01679, alleges violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, against the defendants for allegedly disseminating a false and misleading proxy statement in connection with the Merger. The complaint alleges, among other things, that Caesars and/or ERI violated the securities laws by failing to disclose (i) certain information about the process leading up to the approval of the Merger by the Caesars Board; (ii) certain financial information relating to the financial advisors’ analyses of the transaction; and (iii) certain information regarding potential conflicts of interest of the financial advisor. The plaintiff seeks, among other things, (i) to enjoin the defendants from proceeding with, consummating or closing the Merger, unless and until Caesars discloses to its stockholders the allegedly material information discussed in the complaint and (ii) if the Merger is consummated, rescission of the Merger or rescissory damages suffered as a result of defendants’ alleged wrongdoing. The plaintiff also seeks an award of costs incurred in the action, including a reasonable allowance for expert fees and attorneys’ fees.

On September 11, 2019, a complaint was filed against Caesars and each member of the Caesars Board in the United States District Court for the District of New Jersey. The lawsuit, captioned Romaniuk v. Caesars Entertainment Corp., et al., Civil Action No. 1:19-cv-17871, alleges violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, against the defendants for allegedly disseminating a false and misleading proxy statement in connection with the Merger. The complaint alleges, among other things, that Caesars violated the securities laws by failing to disclose (i) certain information about the process leading up to the approval of the Merger by the Caesars Board; (ii) certain financial information relating to the financial advisors’ analyses of the transaction; and (iii) certain information regarding potential conflicts of interest of the financial advisor. The plaintiff seeks (i) to enjoin the defendants from proceeding with, consummating or closing the Merger, unless and until Caesars discloses to its stockholders the allegedly material information discussed in the complaint and (ii) if the Merger is consummated, rescission of the Merger or rescissory damages. The plaintiff also seeks an award of costs and expenses incurred in the action, including a reasonable allowance for expert fees and attorneys’ fees.

On September 12, 2019, a class action complaint was filed against Caesars, each member of the Caesars Board and ERI in the United States District Court for the District of Delaware. The lawsuit, captioned Gershman v. Caesars Entertainment Corp., et al., Civil Action No. 1:19-cv-01720, alleges violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, against the defendants for allegedly disseminating a false and misleading proxy statement in connection with the Merger. The complaint alleges, among other things, that Caesars violated the securities laws by failing to (i) disclose certain information about the process leading up to the approval of the Merger by the Caesars Board; (ii) disclose certain financial information relating to the financial advisors’ analyses of the transaction; and (iii) obtain a proper valuation for Caesars. The plaintiff seeks (i) to enjoin the defendants from proceeding with filing an amendment to the Registration Statement on Form S-4 and consummating the Merger, unless and until Caesars discloses to its stockholders the allegedly material information discussed in the complaint and (ii) if the Merger is consummated, rescission of the Merger or rescissory damages. The plaintiff also seeks an award of costs and disbursements incurred in the action, including a reasonable allowance for expert fees and attorneys’ fees.

On September 13, 2019, a class action complaint was filed against Caesars, each member of the Caesars Board and ERI in the Eighth Judicial District Court for Clark County, Nevada. The lawsuit, captioned Cazer v. Caesars Entertainment Corp., et al., Civil Action No. A-19-801900-C, asserts claims for breach of fiduciary duties against the Caesars Board and aiding and abetting breach of fiduciary duties against Caesars in connection with the Merger. The complaint alleges, among other things, that the members of the Caesars Board breached their fiduciary duties, and Caesars aided and abetted such breaches of fiduciary duties, by failing to disclose (i) certain information about the process leading up to the approval of the Merger by the Caesars Board; and (ii) certain financial information relating to the financial advisors’ analyses of the transaction. The plaintiff seeks (i) to compel the defendants to exercise their fiduciary duties to Caesars stockholders in connection with the Merger in accordance with the information discussed in the complaint and (ii) an accounting to plaintiff for all damages suffered as a result of defendants’ alleged wrongdoing. The plaintiff also seeks an award of costs and disbursements incurred in the action, including a reasonable allowance for expert fees and attorneys’ fees.

Also on September 13, 2019, a complaint was filed against Caesars and each member of the Caesars Board in the United States District Court for the Southern District of New York. The lawsuit, captioned Biasi v. Caesars

Entertainment Corp., et al., Civil Action No. 1:19-cv-08547, alleges violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and 17 C.F.R. § 229.1015, against the defendants for allegedly disseminating a false and misleading proxy statement in connection with the Merger. The complaint alleges, among other things, that Caesars violated the securities laws by failing to disclose (i) certain information about the process leading up to the approval of the Merger by the Caesars Board; (ii) certain financial information relating to the financial advisors’ analyses of the transaction; and (iii) certain information regarding potential conflicts of interest of the financial advisor. The plaintiff seeks (i) to enjoin the defendants from proceeding with the Caesars Special Meeting and consummating the Merger, unless and until Caesars discloses to its stockholders the allegedly material information discussed in the complaint and (ii) an accounting to plaintiff for all damages suffered as a result of defendants’ alleged wrongdoing. The plaintiff also seeks an award of costs and expenses incurred in the action, including reasonable expert fees and attorneys’ fees.

On September 26, 2019, complaint was filed against Caesars and each member of the Caesars Board in the United States District Court for the Southern District of New York. The lawsuit, captioned Marathon Capital LLC v. Caesars Entertainment Corp., et al., Civil Action No. 1:19-cv-08971, alleges violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, against the defendants for allegedly disseminating a false and misleading proxy statement in connection with the Merger. The complaint alleges, among other things, that Caesars violated the securities laws by failing to disclose (i) certain information about the process leading up to the approval of the Merger by the Caesars Board; and (ii) certain financial information relating to the financial advisors’ analyses of the transaction. The plaintiff seeks (i) to enjoin the defendants from proceeding with, consummating or closing the Merger, unless and until Caesars discloses to its stockholders the allegedly material information discussed in the complaint and (ii) if the Merger is consummated, rescission of the Merger or rescissory damages. The plaintiff also seeks an award of costs and expenses incurred in the action, including a reasonable allowance for expert fees and attorneys’ fees.

THE MERGER AGREEMENT

The following section summarizes material provisions of the Agreement and Plan of Merger and Amendment No. 1 to Agreement and Plan of Merger, which are included in this joint proxy statement/prospectus as Annex A and Annex B, respectively, and are incorporated herein by reference in their entirety. The rights and obligations of ERI and Caesars are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. ERI stockholders and Caesars stockholders are urged to read the Merger Agreement carefully and in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the Merger or the Share Issuance.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included in this joint proxy statement/prospectus only to provide public disclosure regarding its terms and conditions as required by U.S. federal securities laws, and is not intended to provide any factual information about ERI or Caesars. Furthermore, any factual disclosures about ERI or Caesars contained in this joint proxy statement/prospectus or in ERI’s or Caesars’ public reports filed with the SEC may supplement, update or modify the factual disclosures made by such person contained in the Merger Agreement.

The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties:

•	were made solely to the parties to, and only for purposes of, the Merger Agreement and as of specific dates set forth therein and may be subject to more recent developments;

•	may not be intended as statements of fact, but rather as a means of allocating risk between the parties in the event the statements therein prove to be inaccurate;

•

have been qualified by certain disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone and should not be relied upon as characterizations of the actual state of facts of ERI, Caesars or any of their respective subsidiaries or affiliates.

This summary is qualified in its entirety by reference to the Merger Agreement.

The Merger

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Caesars, whereupon the separate corporate existence of Merger Sub will cease, and Caesars will continue its existence under the laws of the State of Delaware as the surviving corporation in the Merger and a wholly owned subsidiary of ERI.

At the Effective Time, by virtue of the Merger and without any action on the part of ERI, Merger Sub or Caesars, each share of Caesars common stock issued and outstanding immediately prior to the Effective Time (other than a Cancelled Share or a Dissenting Share) will be converted automatically into the Merger Consideration as described in “—Merger Consideration” beginning on page 194.

The Merger will have no effect on the outstanding capital stock of ERI.

In the event that the Delaware Conversion is not approved at the ERI Special Meeting but the ERI A&R Nevada Charter is approved at the ERI Special Meeting, at the Effective Time, ERI will cause its current amended and restated articles of incorporation to be amended and restated in their entirety with the ERI A&R Nevada Charter substantially in the form attached as Annex F and its bylaws to be amended and restated in their entirety with the ERI A&R Nevada Bylaws substantially in the form attached as Annex G, and such ERI A&R Nevada Charter and ERI A&R Nevada Bylaws as so amended will be the governing documents of ERI until thereafter amended in accordance with the provisions thereof and applicable law. However, if the Delaware Conversion is approved at the ERI Special Meeting, ERI will take the actions described below under “—Delaware Conversion” beginning on page 213.

Effective Time and Closing

The Merger Agreement provides that the consummation of the Merger will take place on (a) the third business day after all conditions to effect the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the consummation of the Merger, but subject to the satisfaction of those conditions at that time), unless the End Date occurs prior to such third business day, in which case the consummation of the Merger will occur on the End Date if (i) the conditions to effect the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the consummation of the Merger, but subject to the satisfaction of those conditions at that time) and (ii) the Marketing Period has ended or (b) such other time as agreed by ERI and Caesars. However, if the Marketing Period (as defined below) has not ended at such time, the consummation of the Merger will occur instead on (a) the earlier to occur of (i) any business day during the Marketing Period to be specified by ERI to Caesars on no less than three business days’ written notice and (ii) the third business day following the last day of the Marketing Period or (b) such other date and time as agreed to in writing by ERI and Caesars.

The Merger will be effective at the time of acceptance of a certificate of merger by the Secretary of State of the State of Delaware, or at such subsequent time as ERI and Caesars agree and specify in such certificate of merger.

The “Marketing Period” means the first period of 15 consecutive business days (a) commencing no earlier than the date that is three business days after the date on which ERI will have received the financing information required under the Merger Agreement and such financing information complies with the specifications in the Merger Agreement and (b) throughout and at the end of which ERI will have the financing information and such financing information complies with the specifications in the Merger Agreement. ERI and Caesars have agreed that if the financing information does not comply with the specifications in the Merger Agreement at any time during such 15-day period, the Marketing Period will terminate and restart when such financing information does so comply. Additionally, (i) each of July 5, 2019, November 28, 2019, November 29, 2019, July 3, 2020, November 26, 2020 and November 27, 2020 will be excluded from the determination of the Marketing Period, (ii) if the 15 consecutive business day period has not ended by August 16, 2019, then such 15 consecutive business day period will not commence until September 3, 2019, (iii) if such 15 consecutive business day period has not ended by December 18, 2019, then such 15 consecutive business day period will not commence until January 2, 2020, and (iv) if such 15 consecutive business day period has not ended by August 21, 2020, then such 15 consecutive business day period will not commence until September 8, 2020.

Merger Consideration

Cash Election Consideration and Stock Election Consideration

At the Effective Time, by virtue of the Merger and without any action on the part of ERI, Merger Sub or Caesars, each share of Caesars common stock issued and outstanding immediately prior to the Effective Time (other than a Cancelled Share or a Dissenting Share) will be converted automatically into, and will thereafter represent, the right to receive, at the election of the holder of such share, subject to proration as described below either:

•	the Cash Election Consideration, which is cash in an amount equal to the Per Share Amount; or

•	the Stock Election Consideration, which is a number of shares of ERI common stock equal to (a) the Per Share Amount divided by (b) the ERI Common Stock VWAP.

Assuming that (a) the ERI Common Stock VWAP was equal to the closing price of ERI common stock on September 27, 2019 of $38.56 and (b) the Aggregate Caesars Share Amount was equal to the number of shares of Caesars common stock outstanding as of September 27, 2019, or 687,271,018 shares (which includes the Escrow Trust Shares), (i) the Per Share Amount and the Cash Election Consideration would be equal to $11.87 and (ii) the Stock Election Consideration would be equal to 0.3077 shares of ERI common stock.

No fractional shares of ERI common stock will be issued as part of the Stock Election Consideration. A Caesars stockholder who would otherwise have received a fraction of a share of ERI common stock will receive an amount of cash equal to such fraction of a share multiplied by the ERI Common Stock VWAP.

Proration

Pursuant to the terms of the Merger Agreement, the total number of issued and outstanding shares of Caesars common stock that will be converted into the right to receive the Stock Election Consideration (the “Stock Conversion Number”) will equal the quotient obtained by dividing (a) the Aggregate ERI Share Amount by (b) the quotient obtained by dividing (i) the Per Share Amount by (ii) the ERI Common Stock VWAP. All other shares of Caesars common stock will be converted into the right to receive Cash Election Consideration (in each case, excluding Dissenting Shares and Cancelled Shares). Therefore, depending on the aggregate elections made by the Caesars stockholders, the consideration that a Caesars stockholder will receive is subject to proration in order to preserve the limitations in the Merger Agreement on the amount of Cash Election Consideration and Stock Election Consideration to be paid in connection with the Merger. As a result, Caesars stockholders may receive shares of ERI common stock with respect to their Cash Election Shares or cash with respect to their Stock Election Shares.

Adjustment if Stock Election Consideration is Oversubscribed

If the aggregate number of shares of Caesars common stock with respect to which a Stock Election has been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then:

•	all Cash Election Shares will be converted into the right to receive the Cash Election Consideration;

•	all No Election Shares will be converted into the right to receive the Cash Election Consideration; and

•

the Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Election Consideration in respect of a number of Stock Election Shares equal to (a) the number of Stock Election Shares held by such holder multiplied by (b) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Election Consideration.

Adjustment if Stock Election Consideration is Undersubscribed

If the Stock Election Number is less than the Stock Conversion Number, then all Stock Election Shares will be converted into the right to receive Stock Election Consideration and the No Election Shares and Cash Election Shares will be treated in the following manner:

•	Scenario 1: if the amount by which the Stock Conversion Number exceeds the Stock Election Number is less than or equal to the number of No Election Shares, then:

•	all Cash Election Shares will be converted into the right to receive the Cash Election Consideration, and

•

the No Election Shares of each holder thereof will convert into the right to receive the Stock Election Consideration in respect of that number of No Election Shares equal to the product of (a) the number of No Election Shares held by such holder and (b) a fraction, the numerator of which is the amount by which the Stock Conversion Number exceeds the Stock Election Number and the denominator of which is the total number of No Election Shares, with the remaining number of such holder’s No Election Shares being converted into the right to receive the Cash Election Consideration; or

•	Scenario 2: if the amount by which the Stock Conversion Number exceeds the Stock Election Number exceeds the number of No Election Shares, then:

•	all No Election Shares will be converted into the right to receive the Stock Election Consideration, and

•

the Cash Election Shares of each holder thereof will be converted into the right to receive the Stock Election Consideration in respect of that number of Cash Election Shares equal to the product of (a) the number of Cash Election Shares held by such holder and (b) a fraction, the numerator of which is the amount by which the excess of the Stock Conversion Number over the Stock Election Number exceeds the total number of No Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Election Consideration.

Election Materials and Procedures

An election form will be mailed to each Caesars stockholder not less than 30 days prior to the anticipated Effective Time, or on such other date as ERI and Caesars mutually agree, to each holder of record of Caesars common stock as of the close of business on the fifth business day prior to such mailing date or such other date as mutually agreed by ERI and Caesars. The election form will permit each Caesars stockholder to specify the number of such stockholder’s shares of Caesars common stock with respect to which such holder elects to receive the Cash Election Consideration, the Stock Election Consideration or makes no election. Any shares of Caesars common stock with respect to which (a) no election to receive the Cash Election Consideration or the Stock Election Consideration is properly made, or no election form is returned by the Election Deadline, (b) an election form specifies that the holder thereof makes no election or (c) an election to receive the Cash Election Consideration or Stock Election Consideration is properly revoked, will be treated as No Election Shares.

The Election Deadline will be 5:00 p.m., New York time, on the second business day prior to the Effective Time or such other time as mutually agreed by ERI and Caesars. ERI will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. If the Effective Time is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date (which will be the second business day prior to the Effective Time or such other date as mutually agreed to by ERI and Caesars), and ERI will promptly announce any such delay and, when determined, the rescheduled Election Deadline.

An election will only be considered properly made if the Exchange Agent actually receives a properly completed election form with respect to the applicable shares of Caesars common stock by the Election Deadline. After a Cash Election or a Stock Election has been properly made with respect to any shares of Caesars common stock, any subsequent transfer of such shares of Caesars common stock will automatically revoke such election. Any election form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an election form is revoked prior to the Election Deadline, the shares of Caesars common stock represented by such election form will be deemed to be No Election Shares, except to the extent a subsequent election is properly made.

Subject to the terms of the Merger Agreement and the election form, the Exchange Agent will have reasonable discretion to determine whether any election form, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms. Any good-faith decision by the Exchange Agent regarding the matters discussed in the preceding sentence will be binding and conclusive. None of ERI, Caesars or the Exchange Agent are under any obligation to notify any person of any defect in an election form.

Exchange and Payment Procedures

Prior to the Effective Time, ERI will appoint a bank or trust company, the identity and the terms of appointment of which to be reasonably acceptable to Caesars, for the payment of the Merger Consideration and will enter into an agreement relating to the Exchange Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to Caesars.

Substantially concurrently with the Effective Time, but in no event later than the wire cut off deadline on the Closing Date, ERI will deposit, or will cause to be deposited (including by the surviving corporation) with the Exchange Agent (a) evidence of ERI common stock representing the full number of whole shares of ERI common stock sufficient to deliver the stock portion of the aggregate Merger Consideration, (b) cash in an amount sufficient to pay the cash portion of the aggregate Merger Consideration and (c) to the extent applicable, cash in an amount sufficient for payment in lieu of fractional shares (such cash and shares, together with any dividends or other distributions with respect to such shares with a record date after the Effective Time, the “Exchange Fund”).

Promptly after the Effective Time (and in any event no later than five business days thereafter), ERI will cause the Exchange Agent to mail to each holder of record of Caesars common stock who had not previously submitted an election form a letter of transmittal and associated instructions, which will include instructions on how the Caesars stockholders may surrender their certificates or book entry shares formerly representing shares of Caesars common stock.

Upon the surrender of such certificates or book-entry shares accompanied by a properly completed letter of transmittal or, if received prior to the Election Deadline, a properly completed election form, such certificates or book-entry shares will be cancelled and the holder of such certificates or book-entry shares will be entitled to receive within two business days following the latter to occur of (a) the Effective Time or (b) the Exchange Agent’s receipt of such certificate (or affidavit of loss in lieu thereof) or book-entry share, their portion of the Merger Consideration and any dividends or other distributions with a record date after the Effective Time. No interest will be paid or accrued on any amount payable upon due surrender of any certificates or book-entry shares.

From and after the Effective Time, all holders of certificates and book-entry shares will cease to have any rights other than the right to receive the Merger Consideration and any dividends or other distributions upon the surrender of such certificates or book-entry shares, and Caesars’ stock transfer books will be closed with respect to all of Caesars common stock.

Any portion of the Exchange Fund that remains unclaimed by, or otherwise undistributed to, the holders of certificates and book entry shares as of 12 months after the Effective Time may, at ERI’s demand, be returned to ERI. In such event, any former Caesars stockholder that has not claimed their portion of the Merger Consideration and any other amounts payable pursuant to the Merger Agreement may only look to ERI for payment of any such amounts.

If a certificate for Caesars common stock has been lost, stolen, mutilated or destroyed, the Exchange Agent (or, if subsequent to the termination of the exchange fund, ERI) will issue the portion of the Merger Consideration deliverable in respect thereof upon receipt of an affidavit as to that loss, theft or destruction and, if reasonably required by ERI or the Exchange Agent, the posting of a bond in such amount as ERI or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against ERI or the surviving corporation with respect to the certificate in question.

Dissenting Shares

Dissenting Shares will not be converted into the right to receive the Merger Consideration, but instead at the Effective Time will be converted into the right to receive amounts that are payable under Section 262 of the DGCL. If any Caesars stockholder fails to perfect or otherwise waives, withdraws or loses the right to payment of the fair value of such Dissenting Shares under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted as of the Effective Time into the right to receive, without interest or duplication, the Merger Consideration.

Treatment of Caesars Equity-Based Awards

Subject to certain exceptions set forth in the Merger Agreement, Caesars stock options and other stock-based awards will generally be treated as follows:

Each Vested Caesars Stock Option will, as of the Effective Time, be converted into the right to receive an amount in cash equal to the product of (a) the number of “net shares” of Caesars common stock applicable to such Vested Caesars Stock Option (after taking into account the exercise price applicable to such option) and (b) the Cash Election Consideration and will be cancelled as of the Effective Time.

Performance-based stock options are expected to be cancelled in connection with the consummation of the Merger.

Each Continuing Caesars Stock Option will (a) cease to represent an option or right to acquire shares of Caesars common stock and (b) be converted into an option or right to purchase shares of ERI common stock on the same terms and conditions as were applicable to such option immediately prior to the Effective Time. The number of shares, the exercise price per share of ERI common stock, and any other rights of a holder of a converted Continuing Caesars Stock Option will be determined based on a formula set forth in the Merger Agreement intended to preserve the intrinsic value of such Continuing Caesars Stock Option.

Each Caesars EBITDA PSU will, as of the Effective Time, be converted into the right to receive the Cash Election Consideration. For purposes of calculating the foregoing, the number of Caesars EBITDA PSUs will be based on “actual” performance achieved (measured through the end of the month immediately prior to the Effective Time, as proportionately extrapolated through the remainder of the applicable performance period), with respect to Caesars EBITDA PSUs that are eligible to vest in respect of the year in which the Effective Time occurs, and will be based on “target” level achievement with respect to Caesars EBITDA PSUs eligible to vest in respect of full performance periods commencing after the Closing Date.

Each (a) Caesars Time-Based RSU and (b) Caesars Market-Based PSU will, as of the Effective Time, (i) be converted into a number of time-based restricted stock units or market-based performance stock units, as applicable, in respect of shares of ERI common stock in an amount equal to a number of shares of ERI common stock equal to (A) the Per Share Amount divided by (B) the ERI Common Stock VWAP (with aggregated fractional shares rounded to the nearest whole share), and (ii) remain subject to the same terms and conditions as were applicable to such Caesars Time-Based RSU and Caesars Market-Based PSU immediately prior to the Effective Time. In connection with the foregoing, the stock or market-based goals applicable to the Caesars Market-Based PSUs that convert into market-based performance stock units in respect of shares of ERI will be adjusted accordingly.

Withholding

ERI, the surviving corporation and the Exchange Agent are permitted to deduct and withhold from any consideration payable under the Merger Agreement any amounts they may be required to deduct or withhold under applicable tax laws. Any amounts deducted and withheld under applicable tax law will be paid over to the appropriate governmental entity and will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction or withholding was made.

Representations and Warranties

The Merger Agreement contains generally reciprocal representations and warranties made by Caesars to ERI and Merger Sub and by ERI and Merger Sub to Caesars. Certain of the representations and warranties in the Merger Agreement are subject to materiality or Material Adverse Effect (as defined below) qualifications, which means those representation and warranties will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a Material Adverse Effect. In addition, certain of the representations in the Merger Agreement are subject to knowledge qualifications, which means that those representations would not be deemed to be untrue or incorrect as a result of matters which certain employees of the party making the representation did not have actual knowledge.

Each of Caesars, ERI and Merger Sub have made representations and warranties regarding, among other things:

•	organization, good standing, qualification to do business and governing documents;

•	capital structure;

•	ownership and organization of subsidiaries;

•	corporate power;

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authority to enter into the Merger Agreement and the Voting Agreements and to consummate the transactions contemplated by the Merger Agreement, the binding nature of such agreements and the corporate authorizations necessary to enter into such agreements;

•	absence of conflicts with governing documents, applicable laws or certain material agreements as a result of entering into the Merger Agreement or consummating the Merger;

•	government approvals necessary to enter into the Merger Agreement or consummate the Merger;

•	SEC filings and financial statements;

•	absence of undisclosed liabilities;

•	absence of certain changes or events since December 31, 2018;

•	litigation matters;

•	suitability and licensing matters under applicable gaming laws;

•	compliance with applicable laws and permits;

•	material contracts;

•	real property;

•	environmental matters;

•	employee benefit matters;

•	labor matters;

•	taxes, tax returns and other tax matters;

•	inapplicability or absence of anti-takeover statutes or provisions under applicable law or under governing documents of such party to the transactions contemplated by the Merger Agreement;

•	intellectual property;

•	insurance;

•	accounting and internal controls;

•	brokers, finder, financial advisor fees and other similar fees related to the transactions contemplated by the Merger Agreement;

•	affiliate transactions; and

•	accuracy of information supplied or to be supplied in the registration statement and this joint proxy statement/prospectus.

Caesars has also made additional representations and warranties to ERI and Merger Sub regarding, among other things, the opinion of Caesars’ financial advisor regarding the fairness of the Merger Consideration, from a financial point of view, to be received by the Caesars stockholders.

ERI and Merger Sub have also made additional representations and warranties, as applicable, to Caesars, regarding, among other things:

•	the opinion of ERI’s financial advisor regarding the fairness of the Merger Consideration to be paid by ERI in the Merger, from a financial point of view, to ERI;

•	solvency of ERI as of the Effective Time immediately after giving effect to the transactions contemplated by the Merger Agreement; and

•	the Debt Financing and sufficiency of funds to consummate the Merger.

Definition of Material Adverse Effect

For purposes of the Merger Agreement, a “Material Adverse Effect” with respect to ERI or Caesars, means any event, occurrence, fact, condition or change that is materially adverse to (a) the business of ERI and its subsidiaries, taken as a whole, or Caesars and its subsidiaries, taken as a whole, as the case may be, or (b) the ability of ERI or Caesars, as the case may be, to consummate the transactions contemplated by the Merger Agreement on a timely basis, other than, in the case of the preceding clause (a), any event, occurrence, fact, condition or change resulting from:

•	changes generally affecting the economy or financial or securities markets (including prevailing interest rates);

•	the announcement of the transactions contemplated by the Merger Agreement and each party’s compliance with the terms and conditions of the Merger Agreement and the transactions contemplated thereby;

•	any change in GAAP or applicable law;

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any acts of terrorism, sabotage, military action, armed hostilities (whether foreign or domestic), acts of violence (whether foreign or domestic), acts of war (whether or not declared) or casualties, or any escalation or worsening thereof;

•	any damage, destruction, loss or casualty to any of the properties or assets of Caesars and its subsidiaries or ERI and its subsidiaries, as the case may be, that is covered by insurance;

•	earthquakes, hurricanes, tornados, floods, mudslides, wildfires, other natural disasters, severe weather conditions or public health emergencies;

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the failure, in and of itself, to meet internal or published projections, forecasts, budgets or revenue, sales or earnings predictions for any period (but not the facts or circumstances underlying or contributing to any such failure);

•	general conditions (or changes therein) in the travel, hospitality or gaming industries;

•	actions taken, or omitted to be taken, with ERI’s (in the case of Caesars) or Caesars’ (in the case of ERI and Merger Sub) prior written consent;

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any change, in and of itself, in the market price or trading volume of ERI common stock or Caesars common stock, as applicable, or in ERI’s or Caesars’ credit ratings (but not the facts or circumstances underlying or contributing to any such change); and

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any claim, action, suit, proceeding or investigation commenced on behalf of Caesars’ stockholders (in the case of Caesars) or ERI’s stockholders (in the case of ERI) and arising from the Merger Agreement or the transactions contemplated thereby (except as it relates to breaches of the Merger Agreement by ERI or Caesars, as applicable).

However, any event, occurrence, fact, condition or change referred to with respect to first, third, fourth, sixth and eighth bullets listed above, will be taken into account in determining whether a Material Adverse Effect has occurred, or would reasonably be expected to occur, to the extent that such event, occurrence, fact, condition or change has a materially disproportionate adverse effect on Caesars and its subsidiaries, taken as a whole, or ERI and its subsidiaries, taken as a whole, as the case may be, compared to other participants in the industries in which the Caesars and its subsidiaries or ERI and its subsidiaries, as the case may be, conduct their respective businesses.

Conduct of Business Pending the Merger

Each of ERI and Caesars has agreed that during the period from the date of the Merger Agreement until the Effective Time or the date on which the Merger Agreement is terminated, unless (a) required or permitted by the Merger Agreement, (b) required by applicable law, (c) previously disclosed as provided in the Merger Agreement or (d) consented to in writing by the other party (which consent will not be unreasonably withheld, conditioned or delayed), that each of ERI and Caesars will, and will cause each of their respective subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and in compliance with law, use commercially reasonable efforts to preserve intact its business organization and maintain its existing relations with customers, suppliers, landlords, tenants, creditors, licensors, licensees, business partners, officers, key employees, consultants, insurers and others having business dealings with it, in each case, in all material respects.

Caesars

Caesars has agreed that during the period from the date of the Merger Agreement until the Effective Time or the date on which the Merger Agreement is terminated, unless (a) required or permitted by the Merger Agreement, (b) required by applicable law or (c) consented to in writing by ERI (which consent will not be unreasonably withheld, conditioned or delayed, except with respect to the first, second, third, fourth, fifth, sixth, nineteenth and twenty-second bullets listed below, as to which consent may be granted or withheld in ERI’s sole discretion), neither Caesars nor any of its subsidiaries will (subject, in each case, to certain exceptions specified in the Merger Agreement or previously disclosed in writing to ERI as provided in the Merger Agreement):

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enter into any material new line of business outside the ordinary course of business consistent with past practice or in any jurisdiction that would reasonably be expected to require the receipt of additional consents or approvals of any governmental entity in connection with the consummation of the Merger or delay or impair the ability of the parties to consummate the Merger;

•	amend its organizational documents, its subsidiaries’ organizational documents in any material respect, or any terms of its outstanding equity interests or other securities;

•	make, declare, pay or set aside for payment any dividend or other distribution on any shares of its capital stock;

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issue, make grants or other promises with respect to, sell or encumber any of its equity interests or any securities or other interests convertible into, or rights to acquire, any of its equity interests;

•	adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock, or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

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(i) make any acquisition of any other person or business for aggregate consideration in excess of $25,000,000 or that would be reasonably expected to require the receipt of additional consents or approvals of any governmental entity in connection the consummation of the Merger or delay or impair the ability of the parties to consummate the Merger, (ii) make any loans or advances to any person or (iii) make any capital contributions to or investments in, any other person;

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(i) generally make changes to (A) the compensation of directors or other officers or (B) the compensation of other employees (other than increases in compensation of employees made in the ordinary course of business consistent with past practice in an annual amount not to exceed 4% of the applicable employee’s base salary or annualized hourly wage rate or 3% in the aggregate with respect to all such employees), (ii) enter into new, or amend existing, employment, severance, retention, change in control or similar contracts or (iii) enter into any new, or amend any existing, labor contract;

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(i) enter into, establish, adopt or amend any benefit arrangement, trust agreement or similar agreement or (ii) take any action to accelerate the vesting or exercisability of Caesars equity awards, or other compensation or benefits payable under, any benefit arrangement or to any employee;

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sell, transfer, lease, dispose of, grant or otherwise authorize the sale, transfer, lease, disposition or grant of any of its real properties or material tangible assets or the capital stock or equity interests in any of its subsidiaries or a third person with a value in excess of $25,000,000 in the aggregate;

•	cancel any material indebtedness for borrowed money owed to it or waive any of its claims or rights of substantial value;

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amend or modify the indenture governing Caesars’ 5.25% Senior Notes due 2025 or Caesars’ credit agreements in a manner (i) that would be materially adverse to Caesars, (ii) that would prevent Caesars from being able to incur or assume by operation of law the financing to be so incurred or assumed by operation of law by Caesars as contemplated by the Debt Financing or (iii) that would reasonably be expected to impair or delay the ability of Caesars to redeem or repay, or increase the cost of the repayment of, obligations thereunder;

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amend or modify any of the negative covenants (and definitions related thereto) contained in Caesars’ credit agreements in a manner that is materially adverse to Caesars without the prior written consent of the lenders that are party to the Commitment Letter;

•	incur or guarantee certain indebtedness for borrowed money;

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(i) make any capital expenditures in excess of certain amounts, (ii) issue any debt securities or any securities convertible into, or rights to acquire, any debt securities or (iii) place any lien on a material portion of its properties or assets;

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terminate, renew, extend, amend or modify in any material respect adverse to it, any material contract, or enter into any contract that would constitute a material contract if it were in effect as of the date of the Merger Agreement;

•	make any material change to its financial accounting methods, principles or practices;

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change or revoke any material tax election, make any material tax election inconsistent with past practice, materially change any of its tax accounting methods, change any material annual tax accounting period, settle or compromise any material tax claim, assessment, audit or dispute, surrender any right to claim a material tax refund, enter into any material closing agreement or other material written binding agreement with any taxing authority or any material tax sharing agreement, consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, or file any amended material tax return;

•	enter into certain settlements, consent decrees or other similar contracts with a third party or governmental entity;

•	knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the closing conditions not being satisfied in a timely manner;

•	abandon, encumber, convey title (in whole or in part), license or grant a covenant not to sue or any other right to material intellectual property;

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(i) modify or rescind any material license, franchise, permit or authorization of a governmental entity or (ii) fail to make capital expenditures at any property required under any gaming law or by any gaming authority;

•	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization; or

•	enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing prohibited actions.

In addition, notwithstanding anything in the Merger Agreement to the contrary, without the prior written consent of ERI (which may be given or withheld in ERI’s sole discretion), Caesars will not, and will cause each of its subsidiaries not to, make, or commit to make, any cash expenditure that would, or could reasonably be expected to, (a) be made prior to the Closing Date and (b) exceed, individually or in the aggregate, $20,000,000, in each case, other than such expenditures or commitments (i) made in the ordinary course of business consistent with past practice, (ii) that are capital expenditures and are not in excess of the aggregate capital expenditure budget provided to ERI, (iii) made pursuant to any material contract made available to ERI or any of its representatives prior to the date of the Merger Agreement or (iv) expressly contemplated by the Merger Agreement.

ERI

ERI has agreed that during the period from the date of the Merger Agreement until the Effective Time or the date on which the Merger Agreement is terminated, unless (a) required or permitted by the Merger Agreement, (b) required by applicable law or (c) consented to in writing by Caesars (which consent will not be unreasonably withheld, conditioned or delayed, except with respect to the first, second, third, fourth, fifth, sixth, fifteenth and eighteenth bullets listed below, as to which Caesars may grant or withhold its consent in its sole discretion), neither ERI nor any of its subsidiaries will (subject, in each case, to certain exceptions specified in the Merger Agreement or previously disclosed in writing to Caesars as provided in the Merger Agreement):

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enter into any material new line of business outside the ordinary course of business consistent with past practice or in any jurisdiction that would reasonably be expected to require the receipt of additional consents or approvals of any governmental entity in connection with the consummation of the Merger or delay or impair the ability of the parties to consummate the Merger;

•	amend its organizational documents, its subsidiaries organizational documents in any material respect, or any terms of its outstanding equity interests or other securities;

•	make, declare, pay or set aside for payment any dividend or other distribution on any shares of its capital stock;

•	issue, sell or encumber any of its equity interests or any securities convertible into, or rights to acquire, any of its equity interests;

•	adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock, or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

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(i) make any acquisition of any other person or business, (ii) make any loans or advances to any person or (iii) make any capital contributions to, or investments in, any other person, in each such case that would be reasonably expected to impair the ability of ERI to consummate the Merger before the End Date;

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(i) generally make changes to (A) the compensation of directors or other officers or (B) the compensation of other employees (other than increases in compensation of employees made in the ordinary course of business consistent with past practice in an annual amount not to exceed 4% of the applicable employee’s base salary or annualized hourly wage rate or 3% in the aggregate with respect to all such employees) or (ii) or enter into any new, or amend any existing, labor contract;

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(i) enter into, establish, adopt or amend any benefit arrangement, trust agreement or similar agreement or (ii) take any action to accelerate the vesting or exercisability of ERI equity awards, or other compensation or benefits payable under, any benefit arrangement or to any employee;

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sell, transfer, lease, dispose of, grant or otherwise authorize the sale, transfer, lease, disposition or grant of any of its real properties or material assets with a value in excess of $25,000,000 in the aggregate;

•	cancel any material indebtedness for borrowed money owed to it or waive any of its claims or rights of substantial value;

•	incur or guarantee certain indebtedness for borrowed money;

•	make any material change to its financial accounting methods, principles or practices;

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change or revoke any material tax election, make any material tax election inconsistent with past practice, materially change any of its tax accounting methods, change any material annual tax accounting period, settle or compromise any material tax claim, assessment, audit or dispute, surrender any right to claim a material tax refund, enter into any material closing agreement or other material written binding agreement with any taxing authority or any material tax sharing agreement, consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, or file any amended material tax return;

•	enter into certain settlements, consent decrees or other similar contracts with a third party or governmental entity;

•	knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the closing conditions not being satisfied in a timely manner;

•	abandon, encumber, convey title (in whole or in part), license or grant a covenant not to sue or any other right to material intellectual property;

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(i) modify or rescind any material license, franchise, permit or authorization of a governmental entity or (ii) fail to make capital expenditures at any property required under any gaming law or by any gaming authority;

•	adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization;

•	make any capital expenditures in excess of certain amounts; or

•	enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing prohibited actions.

In addition, notwithstanding anything in the Merger Agreement to the contrary, without the prior written consent of Caesars (which may be given or withheld in Caesars’ sole discretion), ERI will not, and will cause each of its subsidiaries not to, make, or commit to make, any cash expenditure that would, or could reasonably be expected to, (a) be made prior to the Closing Date and (b) exceed, individually or in the aggregate, $10,000,000, in each case, other than such expenditures or commitments (i) made in the ordinary course of business consistent with past practice, (ii) that are capital expenditures and are not in excess of the aggregate capital expenditure budget provided to Caesars, (iii) made pursuant to any material contract made available to Caesars or any of its representatives prior to the date of the Merger Agreement or (iv) expressly contemplated by the Merger Agreement.

No Solicitation of Alternative Proposals

The Merger Agreement contains provisions prohibiting ERI and Caesars from seeking or discussing any alternative acquisition proposal to the Merger. In particular, each of ERI and Caesars has agreed that from and after the date of the Merger Agreement until the Effective Time or the date on which the Merger Agreement is terminated, it will not, and it will cause its subsidiaries and their respective directors, officers and employees not to, and it will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

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solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal;

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engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal, subject to certain exceptions; or

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approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle providing for a Takeover Proposal.

Each of ERI and Caesars must, and must cause its subsidiaries to, and must use its reasonable best efforts to cause its and its subsidiaries other representatives and affiliates to cease any solicitation, knowing encouragement, discussions or negotiations with any person that may be ongoing with respect to a Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of the Merger Agreement) or otherwise request, any person that has executed a confidentiality or non-disclosure agreement within the 12-month period prior to the date of the Merger Agreement in connection with any actual or potential Takeover Proposal to return or destroy all such confidential information or documents previously furnished in connection therewith or material incorporating any such information in the possession of such person or its representatives (and to confirm in writing the return or destruction of all such information). In addition, subject to certain exceptions, (a) neither Caesars and its subsidiaries, on the one hand, nor ERI and its subsidiaries, on the other hand, will release any third party from, or waive, amend or modify any provision of, or grant permission under any (i) standstill provision in any contract to which Caesars or any of its subsidiaries or ERI or any of its subsidiaries, as applicable, is a party or (ii) confidentiality provision in any contract to which Caesars or any of its subsidiaries or ERI or any of its subsidiaries, as applicable, is a party and (b) each of ERI and Caesars will, and will cause its subsidiaries to, enforce the confidentiality and standstill provisions of any such contract.

Notwithstanding the restrictions described above, the Merger Agreement provides that, (a) if at any time from and after the date of the Merger Agreement and (i) prior to the Caesars stockholders’ adoption of the Merger Agreement, Caesars, or (ii) prior to ERI stockholders’ approval of the Share Issuance, ERI, directly or indirectly receives a bona fide, unsolicited written Takeover Proposal made after the date of the Merger Agreement from any person and such party, its affiliates and their respective representatives are not in material breach of the restrictions above and (b) if the Caesars Board or the ERI Board, as applicable, determines in good faith, after consultation with its outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then such party and its representatives may, directly or indirectly, (1) furnish, pursuant to any Acceptable Confidentiality Agreement, information (including non-public information) with respect to such party and its subsidiaries, and afford access to the business, properties, assets, employees, officers, contracts, books and records of such party and its subsidiaries, to the person that has made such Takeover Proposal and its representatives and potential sources of funding (provided such party must substantially concurrently with the delivery to such person, provide to the other parties any non-public information concerning such party or any of its subsidiaries that is provided or make available to such person or its representatives unless already so provided or made available) and (2) engage in or otherwise participate in discussions or negotiations with the person making such Takeover Proposal (including as a part thereof, making counterproposals) and its representatives and potential sources of financing regarding such Takeover Proposal.

Each of ERI and Caesars must promptly (but in any event within forty-eight hours) notify, orally and in writing, one another after it or any of its representatives receives any Takeover Proposal of the identity of the third-party making, and material terms and conditions of (including copies of any written proposal relating thereto provided to such party or any of its representatives), such proposal and indicate whether such party has furnished non-public information to, or entered into discussions or negotiations with, such third party. Each of ERI and Caesars must keep one another reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) such Takeover Proposal.

Except as permitted below, the Caesars Board and ERI Board will not:

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(a) fail to include the recommendation of the Caesars Board that Caesars stockholders vote “FOR” the adoption of the Merger Agreement (the “Caesars Recommendation”) (in the case of the Caesars Board) or the recommendation of the ERI Board that ERI stockholders vote “FOR” the Share Issuance (the “ERI Recommendation”) (in the case of the ERI Board) in the joint proxy statement/prospectus, (b) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify in a manner adverse to ERI, Caesars Recommendation (in the case of the Caesars Board) or to Caesars, ERI Recommendation (in the case of the ERI Board), (c) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Caesars Board or the ERI Board, as applicable, of the type contemplated by Rule 14d-9(f) under the Exchange Act or (d) fail to recommend against a Takeover Proposal or fail to reaffirm Caesars Recommendation or ERI Recommendation, as applicable, in either case within ten business days after a request by ERI or Caesars, as applicable, to do so; provided, that (i) such ten day period will be extended for an additional ten business days following any material modification to any Takeover Proposal occurring after the receipt of ERI’s or Caesars’ written request, as applicable, and (ii) each of ERI and Caesars will be entitled to make such a written request for reaffirmation only once for each Takeover Proposal and once for each material amendment to such Takeover Proposal (any action described in this paragraph, an “Adverse Recommendation Change”); or

•

authorize, cause or permit Caesars or any of its subsidiaries (in the case of the Caesars Board) or ERI or any of its subsidiaries (in the case of the ERI Board), to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Takeover Proposal (other than an Acceptable Confidentiality Agreement).

Notwithstanding the foregoing, at any time before the Caesars stockholders’ adoption of the Merger Agreement or ERI stockholders’ approval of the Share Issuance:

•	the Caesars Board or the ERI Board, as applicable, may make an Adverse Recommendation Change in connection with a Superior Proposal (as defined below) if:

•	ERI or Caesars, as applicable, is not in material breach of the restrictions described above; and

•

after receiving a bona fide unsolicited Takeover Proposal, the Caesars Board or ERI Board, as applicable, determines in good faith, after consultation with outside financial advisors and outside legal counsel, that (i) such Takeover Proposal constitutes a Superior Proposal and (ii) the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

•	Caesars may terminate the Merger Agreement in order to enter into a binding written agreement with respect to a Superior Proposal; and

•

the Caesars Board or the ERI Board, as applicable, may make an Adverse Recommendation Change in response to a Caesars Intervening Event or an ERI Intervening Event if the Caesars Board or ERI Board, as applicable, determines in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

However, the Caesars Board, the ERI Board or Caesars, as applicable, may only take any of the foregoing actions if:

•	ERI or Caesars, as applicable, has given the other party at least four business days’ prior written notice of its intention to take such action, which notice will:

•

in the case of an Adverse Recommendation Change with respect to a Superior Proposal or a termination of the Merger Agreement by Caesars to enter into a Superior Proposal, (a) specify the material terms and conditions of any such Superior Proposal and (b) include a copy of the Superior Proposal and a copy of any written proposed transaction documents with the person making such Superior Proposal; or

•	in the case of an Adverse Recommendation Change with respect to a Caesars Intervening Event or ERI Intervening Event, specify the reasons for such Adverse Recommendation Change;

•

each of ERI and Caesars negotiates in good faith, and uses reasonable best efforts to cause its representatives to negotiate, with the other (to the extent requested) during such four business day period to make adjustments to the terms and conditions of the Merger Agreement such that, in the case of a Superior Proposal, it would cause such Superior Proposal to no longer constitute a Superior Proposal or, in the case of a Caesars Intervening Event or ERI Intervening Event, it would not permit the Caesars Board or ERI Board, as applicable, to make an Adverse Recommendation Change pursuant to the standards described above; and

•

following the notice period, the Caesars Board or ERI Board, as applicable, have considered in good faith any revisions to the terms of the Merger Agreement proposed by ERI (in the case of the Caesars Board) or Caesars (in the case of the ERI Board) and have determined, after consultation with its outside financial advisors and outside legal counsel, that:

•

in the case of an Adverse Recommendation Change with respect to a Superior Proposal or a termination of the Merger Agreement by Caesars to enter into a Superior Proposal, such Superior Proposal continues to constitute a Superior Proposal if revisions proposed by ERI or Caesars, as applicable, were given effect; and

•

in the case of an Adverse Recommendation Change with respect to a Caesars Intervening Event or ERI Intervening Event, a failure to make such Adverse Recommendation Change would still be inconsistent with the fiduciary duties of the Caesars Board or ERI Board, as applicable, under applicable law.

In the event of any change to any material terms of a Superior Proposal, ERI or Caesars, as applicable, must deliver to the other party an additional notice consistent with that described above and a new notice period will commence (except that the four business day notice period will be the longer of (a) two business days and (b) the period remaining under the notice period immediately prior to the delivery of such additional notice) and the parties will be required to comply with the requirements described above during such new notice period.

The foregoing restrictions do not prohibit Caesars or the Caesars Board, or ERI or the ERI Board, from taking and disclosing to the stockholders of ERI or Caesars, as applicable, a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any “stop, look and listen” communication other any other similar communication pursuant to Rule 14d-9(f) of the Exchange Act if, the Caesars Board or ERI Board, as applicable, determines in good faith, after consultation with outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law or obligations under federal securities laws.

As referred to herein, a “Takeover Proposal” means, with respect to ERI or Caesars, (a) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving such party or any of its subsidiaries whose assets, taken together, constitute 20% or more of such party’s consolidated assets, (b) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 20% or more of the outstanding Caesars common stock or ERI common stock, as applicable, or securities of such party representing 20% or more of the voting power of such party or (c) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any subsidiary of such party), directly or indirectly, in one or more transactions, assets or businesses of such party or its subsidiaries, including pursuant to a joint venture, representing 20% or more of the consolidated assets, revenues or net income of such party, in each case, other than the Merger.

As referred to herein, a “Caesars Intervening Event” means any material event or development or material change in circumstances arising after the date of the Merger Agreement and prior to the Caesars stockholders’ adoption of the Merger Agreement and not known to the Caesars Board or to certain officers of Caesars as of the date of the Merger Agreement nor reasonably foreseeable by such persons as of or prior to the date of the Merger Agreement. However, none of the following events, facts, occurrences, developments, or change in circumstances will constitute a Caesars Intervening Event: (a) the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequences thereof; (b) events, occurrences, facts, conditions or changes arising out of, relating to or resulting from any steps taken by Caesars pursuant to its obligations under the Merger Agreement to use reasonable best efforts to obtain required approvals under antitrust laws or gaming laws; (c) changes in the market price or trading volume of shares of Caesars common stock; or (d) the fact that Caesars meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided, that the exceptions in clauses (c) and (d) will not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

As referred to herein, an “ERI Intervening Event” means any material event or development or material change in circumstances arising after the date of the Merger Agreement and prior to ERI stockholders’ adoption of the Merger Agreement and not known to the ERI Board or to certain officers of ERI as of the date of the Merger Agreement nor reasonably foreseeable by such persons as of or prior to the date of the Merger Agreement. However, none of the following events, facts, occurrences, developments, or change in circumstances will constitute an ERI Intervening Event: (a) the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequences thereof; (b) events, occurrences, facts, conditions or changes arising out of, relating to or resulting from any steps taken by ERI pursuant to its obligations under the Merger Agreement to use reasonable best efforts to obtain required approvals under antitrust laws or gaming laws; (c) changes in the market price or trading volume of shares of ERI common stock; or (d) the fact that ERI meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided, that the exceptions in clauses (c) and (d) will not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

As referred to herein, a “Superior Proposal” means, with respect to ERI or Caesars, a bona fide written Takeover Proposal (a) that the Caesars Board or the ERI Board, as applicable, determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Takeover Proposal and (b) that the Caesars Board or the ERI Board, as applicable, determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to the Merger Agreement proposed by the other party in response to such Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Takeover Proposal, including all conditions contained therein and the person making such proposal, and the Merger Agreement) is more favorable to the stockholders of ERI or Caesars, as applicable, from a financial point of view than the transactions contemplated by the Merger Agreement. However, for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Takeover Proposal are deemed to be references to “50%”.

Special Meetings of the Stockholders

Each of ERI and Caesars has agreed, as promptly as reasonably practicable following the clearance of the registration statement (of which this joint proxy statement/prospectus forms a part) by the SEC, to take all action necessary in accordance with applicable laws and its governing documents to duly give notice of, convene and hold the ERI Special Meeting and the Caesars Special Meeting, respectively.

Neither ERI nor Caesars is permitted to postpone or adjourn their respective special meetings unless (a) required by applicable law or (b) needed to solicit additional proxies or votes in favor of adoption of the Merger Agreement or approval of the Share Issuance, in each case as applicable, if sufficient votes to the obtain the requisite approvals for such matters have not been obtained. However, the special meetings may only be postponed or adjourned to a date that is the more than 20 days after the date for which the applicable special meeting was originally scheduled (excluding any adjournments or postponements required by applicable law).

ERI and Caesars have agreed to use their reasonable best efforts to hold their respective special meetings on the same date and at the same time.

Efforts to Consummate the Merger

Each of ERI and Caesars has agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective, as promptly as practicable after the date of the Merger Agreement, the Merger, including:

•

the preparation and filing of applications, forms, registrations, petitions, notices and other documents required to be filed to consummate the Merger, including prompt filing of a Notification and Report Form pursuant to the HSR Act;

•	the preparation of any financial or non-financial information required by any gaming authority or governmental entity pursuant to any antitrust law or gaming law;

•	the satisfaction of the conditions to consummating the Merger;

•

the defense of any claim, action, suit, proceeding or investigation, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed;

•

the taking of all actions necessary to obtain as promptly as practicable any consent, authorization, order or approval of, or any exemption by, or to avoid any claim, action, suit, proceeding or investigation or other challenge of the legality of the transactions contemplated by the Merger Agreement by, any governmental entity required to be obtained or made by any of the parties or their respective subsidiaries in connection with the Merger or the taking of any action contemplated by the Merger Agreement; and

•	the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of the Merger Agreement.

Additionally, each of ERI and Caesars and their respective affiliates will not take any action after the date of the Merger Agreement with the intent of (a) imposing any delay in the obtaining of, or increasing the risk of not obtaining, the expiration or termination of any applicable waiting period pursuant to the HSR Act, or any other approval from a governmental entity, necessary to consummate the Merger, (b) increasing the risk of any governmental entity entering an injunction or order prohibiting the consummation of the Merger or (c) increasing the risk of not being able to remove any such injunction or order on appeal or otherwise.

In addition, ERI has agreed that ERI and its affiliates will take all steps necessary to avoid or eliminate any impediments under antitrust laws or gaming laws asserted by any governmental entity so as to enable the parties to close the Merger as promptly as practicable, including proposing, negotiating, committing, and effecting:

•	any sale, divestiture or disposition of its or its subsidiaries’ assets, properties or businesses;

•	hold-separate arrangements of particular assets or placing operating properties in trust; and

•	entry into other arrangements necessary or advisable to obtain any required regulatory approvals or regulatory clearances.

Indemnification and Insurance

ERI and Merger Sub have agreed that all rights to exculpation, indemnification and advancement of expenses or omissions occurring at or prior to the Effective Time (whether asserted before or after the Effective Time), now existing in favor of current or former directors, officers, employees of Caesars or its subsidiaries as provided in their respective organizational documents will survive the Merger and continue to be in full force and effect. The surviving corporation will (and ERI will cause the surviving corporation to) indemnify and hold harmless (and advance funds in respect thereof) each current and former director, officer or employee of Caesars and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Caesars, in each case against any costs or expenses (subject to certain conditions) arising out of, relating to or in connection with any action or omission by them in their official capacities occurring or alleged to have occurred whether commenced before or after the consummation of the Merger. The surviving corporation will (and ERI will cause the surviving corporation to), for a period of six years from the consummation of the Merger, maintain in effect (to the fullest extent permitted under applicable law) any and all exculpation, indemnification and advancement of expenses provisions of Caesars’ certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the consummation of the Merger or in indemnification agreements of Caesars or its subsidiaries with their respective current or former directors, officers or employees in effect immediately prior to the consummation of the Merger, and may not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the surviving corporation’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the consummation of the Merger were current or former directors, officers or employees of Caesars (subject to certain conditions).

The Merger Agreement also provides that, prior to the Effective Time, Caesars (with ERI’s consent) or ERI, at ERI’s cost, may purchase a six-year “tail” prepaid policy on the same terms and conditions as ERI would be required to cause the surviving corporation and its subsidiaries to purchase as discussed below. Caesars’ ability to purchase a “tail” policy is subject to a cap on the premium equal to 300% of the aggregate annual premiums currently paid by Caesars for its existing directors’ and officers’ liability insurance and fiduciary insurance as of the date of the Merger Agreement. If such a “tail” policy is not purchased prior to the effective time, for at least six years after the Effective Time, ERI will maintain coverage currently provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance by Caesars or provide substitute policies for Caesars and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently in effect, in either case, of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage with respect to matters existing or arising prior to the consummation of the Merger (subject to a cap on the premium equal to 300% of the aggregate annual premiums currently paid by Caesars).

Actions With Respect to Convertible Notes

Caesars has agreed to use its reasonable best efforts to commence a consent solicitation with respect to its 5.00% Convertible Senior Notes due 2024 for the purpose of obtaining consents from the holders of a majority in aggregate principal amount of such outstanding convertible notes to effect certain amendments to the indenture governing such convertible notes. The terms and conditions of such consent solicitation, including the timing, amount of any applicable consent fee and structure, will be in the sole discretion of Caesars.

If requested by Caesars, ERI will use reasonable best efforts to cooperate and consult with Caesars with respect to such alternative transactions as may be identified by Caesars to be taken in lieu of, or in addition to, such consent solicitation in order to otherwise achieve the effects of such consent solicitation with respect to certain amendments to the indenture governing such convertible notes or to replace such consent solicitation.

In the event that the Effective Time has not occurred prior to the first date on which the 5.00% Convertible Senior Notes due 2024 may be mandatorily converted by Caesars pursuant to the terms of the indenture governing such convertible notes and on such date any such convertible notes remain outstanding, Caesars will take all steps necessary and permitted pursuant to the terms of such indenture to cause all of such convertible notes then outstanding to be converted pursuant to, and in compliance with, the terms of such indenture.

Employee Matters

ERI has agreed that, from the Effective Time until 12 months thereafter, it will, or will cause its subsidiaries to, provide each employee of Caesars or its subsidiaries (to the extent he or she remains employed by ERI or its subsidiaries) no less than the annual base salary or wage rate and cash bonus opportunities (excluding retention or stay opportunities) that in each case were provided to such employee immediately prior to the Effective Time and other employee benefits (excluding equity-based or equity-linked compensation or benefits and any pension or other retiree benefits except as required by law or under a labor contract), in each case, that are substantially comparable in the aggregate to those provided to such employee as of immediately prior to the Effective Time.

Without limiting the foregoing, from the Effective Time and continuing for a period of at least 12 months thereafter, ERI agrees to provide or cause its subsidiaries to provide to each employee of Caesars or its subsidiaries severance payments and benefits that are no less favorable than the severance payments and benefits for which such employee was eligible immediately prior to the Effective Time.

ERI and Caesars have agreed that, from and after the Effective Time, with respect to any employee benefit plans, programs, policies and arrangements that are established or maintained by ERI or any of ERI’s subsidiaries:

•

employees of Caesars or its subsidiaries and such employees’ eligible dependents will be given credit for their service with Caesars or its subsidiaries for all purposes, including eligibility to participate, vesting and benefit accrual (but not benefit accrual under a defined benefit pension plan), to the same extent such service was taken into account by Caesars or its subsidiaries under a corresponding Caesars employee benefit plan, program, policy or arrangement immediately prior to the Effective Time;

•

any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations will be waived for employees of Caesars or its subsidiaries and such employees’ eligible dependents, except that, in the case of any insured arrangement, any such waivers will be subject to the consent of the applicable insurer and ERI will use commercially reasonable efforts to obtain such consent; and

•

employees of Caesars or its subsidiaries and such employees’ eligible dependents will be given credit for amounts paid under a corresponding Caesars employee benefit plan, program, policy or arrangement during the same period for purposes of applying deductibles, copayments and out of pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable ERI benefit plan, except that, in the case of any insured arrangement, any such credit will be subject to the consent of the applicable insurer and ERI will use commercially reasonable efforts to obtain such consent.

Notwithstanding the foregoing, service and other amounts will not be credited to employees of Caesars or its subsidiaries and their eligible dependents to the extent crediting such amounts or service would result in the duplication of benefits.

Debt Financing

Caesars Cooperation

Subject to the terms of the Merger Agreement, Caesars has agreed, subject to customary carve-outs, to, and to cause its subsidiaries to, and to use its reasonable best efforts to cause its and their respective representatives to, at ERI’s sole expense, provide ERI with such cooperation as ERI reasonably requests in connection with arranging, obtaining or syndicating the Debt Financing and consummating the transactions contemplated by the Real Estate Purchase Agreements and the Master Transaction Agreement.

ERI has agreed to indemnify, defend and hold harmless Caesars, its subsidiaries and their respective representatives from and against any losses suffered or incurred by them in connection with (a) any action taken by them at the request of any of ERI or Merger Sub or otherwise in connection with the arrangement of any financing described in the foregoing paragraph and/or (b) any information provided by Caesars, its subsidiaries or their respective representatives utilized in connection therewith other than to the extent such losses arise from the bad faith, gross negligence or willful misconduct of Caesars or its subsidiaries.

ERI Financing

ERI has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and complete the Debt Financing at or before the Closing on the terms described in the Commitment Letter.

In the event any portion of the Debt Financing becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated in the Commitment Letter, ERI must promptly notify Caesars and must use its reasonable best efforts to arrange and obtain alternative financing from alternative sources (a) on conditions not less favorable to ERI and Merger Sub than the terms of the Commitment Letter, (b) at least equal to the amount of such unavailable or potentially unavailable portion of the Debt Financing and in an amount sufficient to consummate the Merger on the Closing Date no later than the Closing Date and (c) on terms not materially less beneficial to ERI or Merger Sub.

Obtaining the Debt Financing or any other financing is not a condition to the consummation of the Merger.

Governance Matters Following the Merger

ERI is required to take all actions within its power as necessary or appropriate such that immediately following the Effective Time the ERI Board will consist of up to eleven directors to be designated by ERI as follows:

•	so long as Thomas R. Reeg has not Ceased to Serve, (a) five Eligible Members of the Caesars Board and (b) six members of the ERI Board as of immediately prior to the Effective Time;

•	if Thomas R. Reeg has Ceased to Serve, (a) six Eligible Members of the Caesars Board and (b) five members of the ERI Board as of immediately prior to the Effective Time; or

•	if Thomas R. Reeg and Gary L. Carano have Ceased to Serve, (a) five Eligible Members of the Caesars Board and (b) four members of the ERI Board as of immediately prior to the Effective Time.

Immediately following the Effective Time, the ERI Board is expected to consist of current ERI directors Thomas R. Reeg, Gary L. Carano, David P. Tomick, Frank J. Fahrenkopf Jr., Michael E. Pegram and Bonnie S. Biumi, and current Caesars directors Keith Cozza, Janis Jones Blackhurst, Don Kornstein, Courtney Mather and James Nelson.

Delaware Conversion

ERI has agreed that, to the extent the Delaware Conversion is approved by ERI stockholders at the ERI Special Meeting, promptly following the Closing, ERI will cause a certificate of conversion to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and articles of conversion to be executed and filed with the Secretary of State of the State of Nevada to effect ERI’s conversion from a Nevada corporation to a Delaware corporation in accordance with the relevant provisions of the DGCL and the NRS. The Delaware Conversion will become effective at such time as such certificate of conversion has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by ERI and Caesars.

At the effective time of the Delaware Conversion: (a) the articles of incorporation of ERI will be replaced with the Delaware Charter substantially in the form attached as Annex D; and (b) the bylaws of ERI will be replaced with the Delaware Bylaws substantially in the form attached as Annex E.

Other Covenants and Agreements

The Merger Agreement contains additional covenants and agreements among Caesars, ERI, and Merger Sub relating to the following matters, among other things:

•	control of each party’s respective operations;

•	preparation of the registration statement and this joint proxy statement/prospectus;

•	confidentiality and access by ERI to certain information about Caesars, and by Caesars to certain information about ERI, during the period prior to the Effective Time;

•	cooperation between ERI and Caesars in connection with public announcements;

•	payoff of, and Caesars’ cooperation with respect to the payoff of, Caesars’ credit facility and outstanding notes;

•	taking certain internal reorganizational steps prior to the Effective Time;

•

taking steps as may be required to cause any dispositions of Caesars equity securities and the receipt of ERI equity securities, in each case, as contemplated by the Merger Agreement by certain Caesars directors and officers subject to reporting requirements under Section 16(a) of the Exchange Act are exempt from liability under Section 16(b) of the Exchange Act;

•	certain tax matters; and

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participation by each of ERI and Caesars in the defense or settlement of any stockholder litigation against the other party or any of the other party’s directors and executive officers relating to the transactions contemplated by the Merger Agreement.

Conditions to the Obligation to Effect the Merger

Conditions to the Obligation of the Parties to Effect the Merger

Each party’s obligation to effect the Merger is subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

•	Caesars stockholders will have adopted the Merger Agreement and ERI stockholders will have approved the Share Issuance;

•

no law, statute, rule, regulation, ordinance, code, ruling, subpoena, order, writ, injunction, decree, judgment, ruling, determination, directive, award or settlement issued by any governmental entity (including any gaming authority) will have been adopted, promulgated or issued that would prohibit, restrain, enjoin or render unlawful the consummation of the Merger or the Share Issuance (the “No Orders Condition”);

•

the registration statement (of which this joint proxy statement/prospectus forms a part) must have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the registration statement must have been issued by the SEC and no proceedings for that purpose will have been threatened or initiated by the SEC that have not been withdrawn;

•	the shares of ERI common stock to be issued pursuant to the Merger will have been approved for listing on NASDAQ, subject to official notice of issuance;

•	the waiting period applicable to the Merger under the HSR Act will have expired or been terminated (the “HSR Condition”); and

•	all required approvals from gaming authorities will have been obtained and such approvals will be in full force and effect (the “Gaming Approvals Condition”).

Conditions to the Obligation of Caesars to Effect the Merger

Caesars’ obligation to effect the Merger is also subject to the fulfillment (or waiver by Caesars) at or prior to the Effective Time of the following conditions:

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the accuracy of the representations and warranties of ERI and Merger Sub set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, both when made and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only);

•

ERI and Merger Sub will have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by them prior to the Effective Time;

•

since the date of the Merger Agreement, there will have been no Material Adverse Effect with respect to ERI (provided that, for these purposes, “Material Adverse Effect” will not be deemed to include any events, occurrences, facts, conditions or changes arising out of, relating to or resulting from any steps taken by ERI in connection with its obligations to use reasonable best efforts to obtain antitrust and gaming approvals); and

•

ERI will have delivered to Caesars a certificate, dated as of the Closing Date and signed by ERI’s chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in the first and second bullet points listed above have been satisfied.

Conditions to the Obligation of ERI and Merger Sub to Effect the Merger

Each of ERI’s and Merger Sub’s obligation to effect the Merger is also subject to the fulfillment (or waiver by ERI) at or prior to the Effective Time of the following conditions:

•

the accuracy of the representations and warranties of Caesars set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, both when made and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only);

•

Caesars will have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Effective Time;

•	since the date of the Merger Agreement, there will have been no Material Adverse Effect with respect to Caesars;

•

Caesars will have delivered to ERI a certificate, dated as of the Closing Date and signed by Caesars’ chief executive officer or chief financial officer, certifying to the effect that the conditions set forth in the first and second bullet points in this section have been satisfied; and

•

one of the following will have occurred: (a) the requisite consents to certain amendments to the indenture governing Caesars’ 5.00% convertible senior notes due 2024 will have been obtained from the holders of such notes, and a supplemental indenture effecting such amendments will be in full force and effect; (b) all of Caesars’ 5.00% convertible senior notes due 2024 will have been converted into shares of Caesars common stock and/or cash or will have otherwise ceased to be outstanding; or (c) an alternative transaction mutually agreed to by Caesars, ERI and the applicable Initial Commitment Parties that achieves the effects of the foregoing, will have been effected (the “Convertible Notes Condition”).

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the adoption of the Merger Agreement by Caesars stockholders or the approval of the Share Issuance by ERI stockholders has been obtained (except as otherwise provided below):

•	by the mutual written consent of ERI and Caesars;

•	by either ERI or Caesars if:

•

the Merger has not been consummated on or before June 24, 2020 (the “Initial End Date” and, as such date as may be extended as described below, the “End Date”); provided, however, that such date will be automatically extended until September 24, 2020 (the “First Extended End Date”), and will be automatically extended further until December 24, 2020, if on the Initial End Date or the First Extended End Date, as applicable, one or more of the No Orders Condition (as a result only of an antitrust law or gaming law), the HSR Condition and the Gaming Approvals Condition have not been satisfied but all other conditions have been or are capable of being satisfied; provided that if on the Initial End Date or the First Extended End Date, all conditions other than the Convertible Notes Condition have been satisfied or are capable of being satisfied, then the End Date will be automatically extended to the date that is three business days after such condition has been satisfied but in no event beyond December 24, 2020. However, the right to terminate the Merger Agreement pursuant to the foregoing sentence will not be available to a party if the failure of the consummation of the Merger to occur by such date is due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the Merger Agreement (an “End Date Termination Event”);

•

any law, statute, rule, regulation, ordinance, code, ruling, subpoena, order, writ, injunction, decree, judgment, ruling, determination, directive, award or settlement issued by any governmental entity (including any gaming authority) has been adopted, promulgated or issued by any governmental entity (including any gaming authority) that prohibits, permanently restrains, permanently enjoins or renders unlawful the consummation of the Merger or the Share Issuance, and such law, statute, rule, regulation, ordinance, code, ruling, subpoena, order, writ, injunction, decree, judgment, ruling, determination, directive, award or settlement has become final and nonappealable, except that the right to terminate the Merger Agreement pursuant to the foregoing will not be available to a party if such injunction was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement (a “Final Order Termination Event”);

•	the ERI Special Meeting (including any adjournments or postponements thereof) has concluded without approval of the Share Issuance; or

•	the Caesars Special Meeting (including any adjournments or postponements thereof) has concluded without adoption of the Merger Agreement;

•	by Caesars:

•

if ERI or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement (other than willful and material breaches of certain of its obligations with respect to antitrust laws), which breach or failure to perform (a) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition regarding the accuracy of ERI’s and Merger Sub’s representations and warranties or ERI’s and Merger Sub’s compliance with their respective covenants and agreements and (b) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, ERI has not cured such breach or failure within 30 days after receiving written notice from Caesars describing such breach or failure in reasonable detail (provided that Caesars is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition regarding the accuracy of Caesars’ representations and warranties or Caesars’ compliance with its covenants and agreements) (an “ERI Breach Termination Event”);

•

if ERI has been in willful and material breach of certain of its obligations with respect to antitrust laws, which breach, by its nature, cannot be cured or, if such breach is capable of being cured, has not been cured within 30 days after receiving written notice from Caesars describing such breach in detail (provided that Caesars is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition regarding the accuracy of Caesars’ representations and warranties or Caesars’ compliance with its covenants and agreements) (an “ERI Antitrust Breach Termination Event”);

•	prior to the approval of the Share Issuance by ERI stockholders, in the event of an Adverse Recommendation Change with respect to ERI; or

•

at any time prior to the adoption of the Merger Agreement by Caesars stockholders, in order to enter into an agreement with respect to a Superior Proposal pursuant to the terms of the Merger Agreement; provided, however, that Caesars may not terminate the Merger Agreement pursuant to the foregoing unless in advance of or concurrently with such termination Caesars pays, or causes to be paid, the Caesars Termination Fee;

•	by ERI if:

•

if Caesars has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (a) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition regarding the accuracy of Caesars’ representations and warranties or Caesars’ compliance with its covenants and agreements and (b) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Caesars has not cured such breach or failure within 30 days after receiving written notice from ERI describing such breach or failure in reasonable detail (provided that ERI is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement that would result in a failure of a condition regarding the accuracy of ERI’s representations and warranties or ERI’s compliance with its covenants and agreements) (a “Caesars Breach Termination Event”); or

•	prior to the adoption of the Merger Agreement by the Caesars stockholders, in the event of an Adverse Recommendation Change with respect to Caesars.

Termination Fee; Expenses

Termination Fee and Expense Fee

Caesars will pay ERI a $418,407,185 termination fee (the “Caesars Termination Fee”) if:

•	the Merger Agreement is terminated by ERI prior to the adoption of the Merger Agreement by Caesars stockholders in the event of an Adverse Recommendation Change with respect to Caesars;

•	the Merger Agreement is terminated by Caesars in order to enter into an agreement with respect to a Superior Proposal; or

•

(a) the Merger Agreement is terminated (i) by ERI or Caesars because the Caesars Special Meeting (including any adjournments or postponements thereof) has concluded without adoption of the Merger Agreement by Caesars stockholders or (ii) by ERI due to a Caesars Breach Termination Event, (b) a Takeover Proposal (with all references to 20% in the definition thereof changed to 50%) with respect to Caesars has been publicly announced or has become publicly known and not withdrawn, in the case of clause (a)(i), prior to the Caesars Special Meeting, or in the case of clause (a)(ii), prior to such termination, and (c) within 12 months after the termination of the Merger Agreement, Caesars or any of its subsidiaries enters into a definitive agreement with a third party with respect to, or consummates a transaction that is, a Takeover Proposal.

ERI will pay Caesars a $154,945,692 termination fee (the “ERI Termination Fee”) if:

•	the Merger Agreement is terminated by Caesars prior to the approval of the Share Issuance by ERI stockholders in the event of an Adverse Recommendation Change with respect to ERI; or

•

(a) the Merger Agreement is terminated (i) by ERI or Caesars because the ERI Special Meeting (including any adjournments or postponements thereof) has concluded without approval of the Share Issuance by ERI stockholders or (ii) by Caesars due to an ERI Breach Termination Event, (b) a Takeover Proposal (with all references to 20% in the definition thereof changed to 50%) with respect to ERI has been publicly announced or has become publicly known and not withdrawn, in the case of clause (a)(i) prior to the ERI Special Meeting, or in the case of clause (a)(ii), prior to such termination, and (c) within 12 months after the termination of the Merger Agreement, ERI or any of its subsidiaries enters into a definitive agreement with a third party with respect to, or consummates a transaction that is, a Takeover Proposal.

ERI will pay Caesars a $836,814,370 termination fee (the “Reverse Termination Fee”) if the Merger Agreement is terminated:

•

by ERI or Caesars in the event of a Final Order Termination Event in connection with a law, statute, rule, regulation, ordinance, code, ruling, subpoena, order, writ, injunction, decree, judgment, ruling, determination, directive, award or settlement relating to antitrust laws or gaming laws;

•

by ERI or Caesars in the event of an End Date Termination Event if, at the time of such termination, one or more of the conditions relating to antitrust or gaming laws or approvals have not been satisfied but all other conditions to ERI’s obligations to effect the Merger have been, or are capable of being, satisfied at or prior to the consummation of the Merger; or

•	by Caesars in the event of an ERI Antitrust Breach Termination Event.

In addition, (a) in the event of a termination resulting from the failure to adopt the Merger Agreement by Caesars stockholders, Caesars will pay ERI up to $50.0 million in respect of ERI’s reasonable and documented out-of-pocket costs and expenses in connection with the Merger Agreement and (b) in the event of a termination resulting from the failure to obtain approval of the Share Issuance by ERI stockholders, ERI will pay Caesars up to $50.0 million in respect of Caesars’ reasonable and documented out-of-pocket costs and expenses in connection with the Merger Agreement.

In the event that the Caesars Termination Fee, the ERI Termination Fee or the Reverse Termination Fee becomes due and payable, from and after such termination and payment of such termination fee, the paying party will have no further liability of any kind for any reason in connection with the Merger Agreement or termination thereof, except in the case of intentional fraud or a willful and material breach of the Merger Agreement. In addition, notwithstanding anything to the contrary in the Merger Agreement and without limitation of Caesars’ right to seek specific performance or other equitable relief thereunder, if the Reverse Termination Fee becomes payable in the event of an ERI Antitrust Breach Termination Event, Caesars may elect in its sole discretion to either (a) demand payment of such Reverse Termination Fee in writing, in which case such Reverse Termination Fee will be paid by ERI to Caesars, or (b) directly or indirectly, pursue an award of monetary damages or any other remedy available to it at law or in equity. However, under no circumstances will Caesars be entitled to both specific performance to cause ERI to consummate the Merger and payment of the Reverse Termination Fee, or to receive both an award of money damages and payment of all or any portion of the Reverse Termination Fee.

Amendment; Waivers

Any provision of the Merger Agreement may be amended or waived by the parties if such amendment or waiver is in writing and signed, in the case of an amendment, by a duly authorized representative, at any time prior to the Effective Time. However, after the Caesars stockholders adopt the Merger Agreement, if any such amendment or waiver requires further approval or adoption by the Caesars stockholders under applicable law and NASDAQ rules, the effectiveness of such amendment or waiver will be subject to the approval of the Caesars stockholders. Certain provisions relating to the Debt Financing may not be amended, supplemented, waived or otherwise modified in a manner that is materially adverse to the Debt Financing sources without the prior written consent of any such adversely affected Debt Financing source.

Governing Law

The Merger Agreement and all claims or causes of action that may be based upon, arise out of or relate to the Merger Agreement will be governed by and construed in accordance with Delaware law, except for matters relating to the Debt Financing, the Commitment Letter and any financing incurred by VICI in connection with the transactions contemplated by the Master Transaction Agreement, which will be governed by New York law, subject to certain exceptions.

Specific Performance

The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement are not performed, or are threatened to not be performed, in accordance with their specific terms or are otherwise breached. The parties have also agreed that, subject to the limitations set forth in the Merger Agreement, in addition to any other remedy available to it, each of the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

MASTER TRANSACTION AGREEMENT AND REAL ESTATE PURCHASE AGREEMENTS

Master Transaction Agreement

In connection with the execution of the Merger Agreement, on June 24, 2019, ERI entered into a Master Transaction Agreement (the “Master Transaction Agreement”) with VICI, pursuant to which, among other things, ERI has agreed, subject to the consummation of the Merger and other applicable conditions, to:

•

consummate one or more sale and leaseback transactions with VICI and/or its affiliates with respect to the real estate components of the following gaming facilities or, under certain circumstances, replacement gaming facilities in lieu of the following gaming facilities:

•	Harrah’s New Orleans, at a purchase price of $775.5 million;

•	Harrah’s Laughlin, at a purchase price of $434.75 million; and

•	Harrah’s Atlantic City, at a purchase price of $599.25 million

(the sale and leaseback of the properties listed above, collectively, the “Sale and Leaseback Transactions”);

•

amend the CPLV Lease for consideration of approximately $1,404 million to, among other things, (a) add the gaming facility known as “Harrah’s Las Vegas” as a leased property thereunder, (b) increase the rent thereunder, (c) adjust the capital expenditure requirements thereunder, (d) remove the rent coverage tests which act to cap base rent escalations under the CPLV Lease and (e) extend the term of the CPLV Lease so that following the amendment of the CPLV Lease there will be 15 years remaining until the expiration of the initial term;

•

amend the Non-CPLV Lease, to, among other things, (a) add the properties being sold and leased back pursuant to the Sale and Leaseback Transactions as leased properties thereunder, (b) increase the rent thereunder, (c) adjust the capital expenditure requirements thereunder, (d) remove the rent coverage tests which act to cap base rent escalations under the Non-CPLV Lease and (e) extend the term of the Non-CPLV Lease so that following the amendment of the Non-CPLV Lease there will be 15 years remaining until the expiration of the initial term;

•

amend the Joliet Lease to, among other things, (a) remove the rent coverage tests which act to cap base rent escalations under the Joliet Lease and (b) extend the term of the Joliet Lease so that following the amendment of the Joliet Lease there will be 15 years remaining until the expiration of the initial term;

•

provide a guaranty in respect of each of the CPLV Lease, the Non-CPLV Lease and the Joliet Lease, under which ERI, as guarantor, will guarantee, among other things, the payment of all monetary obligations and performance of covenants, agreements and requirements of the tenants thereunder (with the guaranty for the Joliet Lease being limited to only a portion of the foregoing);

•

enter into (and/or cause its applicable subsidiaries (after giving effect to the Merger) to enter into) (a) certain right of first refusal agreements with VICI that require ERI to provide VICI with the opportunity to (i) purchase or purchase and lease back to ERI the property known as the Horseshoe Baltimore Maryland Casino and (ii) purchase or purchase and lease back to ERI up to two of the properties known as the Flamingo Las Vegas, Paris Las Vegas, Planet Hollywood Resort & Casino, Bally’s Las Vegas and The LINQ Hotel & Casino, prior to ERI or its applicable affiliate selling or selling and leasing back its interests in such properties to another party and (b) a put-call right agreement, by and between VICI or an affiliate thereof and CRC, under which CRC may require VICI or its affiliate to purchase and leaseback (as lessor) to ERI or its affiliates the real estate components of the gaming facilities known as “Hoosier Park” and “Indiana Grand,” and VICI or its affiliate may require CRC to sell to VICI or its affiliates and leaseback (as lessee) the real estate components of those gaming facilities; and

•	undertake certain related transactions in connection with or related to the foregoing.

The closing of the transactions contemplated under the Master Transaction Agreement are subject to certain closing conditions, including, among other things: (a) the consummation of the Merger; (b) the absence of any law or order restraining, enjoining or otherwise preventing the transactions contemplated by the Master Transaction Agreement; (c) the receipt of certain regulatory approvals, including gaming regulatory approvals; (d) certain restructuring transactions involving subsidiaries of CEC having been consummated; (e) the accuracy of the respective parties’ representations and warranties, subject to customary qualifications; and (f) material compliance by the parties with their respective covenants and obligations. VICI’s obligation to consummate the closing is subject to the additional condition that certain payment or other material defaults not having occurred under the CPLV Lease, the Non-CPLV Lease, the Joliet Lease or the existing lease of the gaming facility known as Harrah’s Las Vegas. In addition, certain of the transactions contemplated under the Master Transaction Agreement are subject to conditions precedent applicable solely to such transactions, and it is possible that one or more such transactions may not close concurrently with the other transactions, or at all. For example, VICI is not required to consummate the amendments to the CPLV Lease described above if a material adverse effect relating to the gaming facility known as Caesars Palace Las Vegas has occurred.

Under the Master Transaction Agreement, each of ERI and VICI is bound by certain covenants, which require, among other things: (a) ERI and VICI to cooperate and use commercially reasonable efforts to obtain (and ERI to use commercially reasonable efforts to cause CEC to cooperate and obtain) any governmental approvals or licenses, including gaming licenses, required in connection with the consummation of the transactions contemplated by the Master Transaction Agreement (but VICI will not be required to divest any of its assets to obtain these approvals or licenses); (b) ERI to provide customary assistance to VICI (and to use commercially reasonable efforts to cause CEC to provide such assistance) in connection with VICI’s debt and equity financings; (c) ERI to deliver (and to use commercially reasonable efforts to cause CEC to deliver) certain financial statements and financial information to VICI; and (d) each party to use commercially reasonable efforts to take any action necessary to satisfy the closing conditions. In addition, during the period prior to the closing under the Master Transaction Agreement, (i) VICI is required not to, and ERI is required to cause CEC not to, exercise certain rights of first refusal and put and call rights under existing agreements between CEC and VICI or their respective subsidiaries and (ii) each party is required to not take any action within its reasonable control that would be a breach of certain ancillary documents to be entered into upon the closing of the transactions contemplated under the Master Transaction Agreement, including the guaranties and right of first refusal agreements, if such ancillary document were in effect. ERI also (A) is restricted from selling any of the gaming facilities known as Eldorado Resort Casino Reno, Circus Circus Reno (“Circus Reno”), Silver Legacy Resort Casino (“Silver Legacy”) or Scioto Downs until the earliest of certain specified dates, including the closing of the sale of Harrah’s Atlantic City (or a replacement property) to VICI and 18 months after the date of the Master Transaction Agreement, and (B) is restricted from selling the gaming facilities known as Isle Casino Hotel – Black Hawk and Lady Luck Casino – Black Hawk until the earliest of certain specified dates, including the closing of the sale of Harrah’s Laughlin (or a replacement property) to VICI and 18 months after the date of the Master Transaction Agreement.

The Master Transaction Agreement contains certain termination rights, including a right for VICI to terminate the Master Transaction Agreement in the event that the closing of the transactions contemplated by the Master Transaction Agreement has not occurred by the date on which the Merger is required to close, but in no event later than December 24, 2020.

If the Master Transaction Agreement is terminated by ERI under certain circumstances where VICI has a financing failure, VICI may be obligated to pay ERI a reverse termination fee of $75.0 million (the “VICI Reverse Termination Fee”). If the amendment of the CPLV Lease is not entered into on the date on which the Merger closes, under certain circumstances, VICI may be obligated to pay ERI a fee of $45.0 million (the “CPLV Break Payment”). VICI will not be obligated to pay both the CPLV Break Payment and the VICI Reverse Termination Fee, however. If the Merger does not close for any reason, ERI may be obligated to pay VICI a termination fee of $75.0 million. Regardless of whether the transactions contemplated by the Master Transaction Agreement close, ERI is required to reimburse VICI for fifty percent of the costs incurred by VICI to obtain certain consents relating to the transactions from the lenders that have financed the real estate of Caesars Palace Las Vegas or to repay or refinance that financing.

Under the Master Transaction Agreement, the properties subject to each Sale and Leaseback Transaction may be replaced by one or more other properties if the purchase agreement for that Sale and Leaseback Transaction is terminated by VICI within 18 months (or, in the case of Harrah’s New Orleans, 30 months) after the effective date of the Master Transaction Agreement, without ERI being required to pay liquidated damages thereunder or VICI obtaining specific performance thereunder. The Master Transaction Agreement specifies pre-selected replacement properties for certain of the properties subject to the Sale and Leaseback Transactions. Unless the pre-selected replacements apply, the parties will mutually agree, acting reasonably, on a replacement property, provided that the aggregate EBITDAR (determined as specified in the Master Transaction Agreement) of the properties or replacement properties subject to the Sale and Leaseback Transactions is at least $195 million.

Real Estate Purchase Agreements

On September 26, 2019, ERI and VICI entered into the Real Estate Purchase Agreements to effect the purchase and sale of Harrah’s New Orleans, Harrah’s Atlantic City and Harrah’s Laughlin (the “Subject Properties”), as described in the first bullet point under “—Master Transaction Agreement”.

The Real Estate Purchase Agreements were entered into in accordance with the terms of the Master Transaction Agreement, and the acquisitions of the Subject Properties are part of the broader set of transactions contemplated by the Master Transaction Agreement. The purchase of each of the Subject Properties is subject to the consummation of the Merger, as well as certain customary closing conditions, including satisfactory due diligence reviews to be performed by VICI during a 90-day due diligence period and obtaining certain regulatory approvals, in each case as set forth in each Real Estate Purchase Agreement. The purchase of each Subject Property will not be cross-conditioned on the purchase of any other Subject Property (that is, VICI is not required to close on “all or none” of the Subject Properties). In addition, the other transactions contemplated by the Master Transaction Agreement are not conditioned on the completion of any or all of the acquisitions of the Subject Properties. Subject to the terms and conditions of the applicable Real Estate Purchase Agreement, if either ERI or VICI defaults in its obligation to consummate the purchase and sale of the Harrah’s New Orleans property or the Harrah’s Atlantic City property, the defaulting party may be responsible for liquidated damages of up to $30.0 million for each such property, and if either ERI or VICI defaults in its obligation to consummate the purchase and sale of the Harrah’s Laughlin property, the defaulting party may be responsible for liquidated damages of up to $18.5 million. The amount of any liquidated damages payable under the Real Estate Purchase Agreements will be offset on a dollar for dollar basis by the amount of any damages or termination fee paid by ERI or its affiliates or VICI or its affiliates (as applicable) under the Master Transaction Agreement, as described above under “—Master Transaction Agreement”.

BANK COMMITMENT LETTER AND RELATED FINANCING

In connection with the execution of the Merger Agreement, on June 24, 2019, ERI entered into the Commitment Letter and related fee letters with the Initial Commitment Parties. On July 19, 2019, ERI entered into the A&R Commitment Letter and related fee letters, which amended and restated the Commitment Letter in its entirety to, among other things, add additional arrangers and lenders. Pursuant to the A&R Commitment Letter, the Commitment Parties committed to arrange and provide ERI with the Debt Financing. The proceeds of the Debt Financing may be used (A) to pay all or a portion of the cash portion of the Merger Consideration, (B) to refinance all of ERI’s existing syndicated bank credit facilities and outstanding senior notes, (C) to refinance certain of Caesars’ and its subsidiaries’ existing debt, (D) to pay transaction fees and expenses related to the foregoing and/or (E) for working capital and general corporate purposes. The availability of the borrowings under the Debt Financing is subject to the satisfaction of certain customary conditions, including the substantially concurrent consummation of the Merger. In addition, pursuant to the A&R Commitment Letter and the related fee letters, if the Debt Financing does not close prior to January 31, 2020, then subject to certain conditions set forth in the A&R Commitment Letter and the related fee letters, the Commitment Parties have the right to require ERI (or an unrestricted subsidiary of ERI) to issue all or a portion of the Debt Financing (other than the commitments for ERI’s new revolving credit facility or 364-day secured bridge facility) into escrow pending consummation of the Merger and satisfaction of the other closing conditions, or in certain circumstances, to allocate a portion of the Debt Financing to lenders. Additionally, ERI entered into an engagement letter with the Commitment Parties (or their applicable affiliates) pursuant to which the Commitment Parties or their affiliates have been engaged to serve as joint bookrunning managing underwriters of, joint bookrunning managing placement agents for, or joint bookrunning managing initial purchasers in a bond offering by ERI that may be issued in lieu of all or part of the senior unsecured bridge loan facility of ERI referred to above.

On July 19, 2019, ERI entered into the Increase Commitment Letter and related fee letters to, if elected by ERI, increase the total size of the Debt Financing, including an increase to the senior secured term loan B facility to be arranged on a commercially reasonable efforts basis by the Commitment Parties in an amount to be agreed upon by the parties and an increase to the revolving credit facility by $830.0 million, the proceeds of which, if ERI elects to incur such financing, may be used to refinance certain existing indebtedness of CRC and its subsidiaries and for working capital and general corporate purposes upon consummation of the Merger. The Increase Commitment Letter and a related engagement letter also contemplate the possibility of new senior secured and/or senior unsecured notes to be issued by ERI.

THE CAESARS SIGNIFICANT STOCKHOLDER VOTING AGREEMENT

The following section sets forth the principal terms of the Caesars Significant Stockholder Voting Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex J and is incorporated by reference in this joint proxy statement/prospectus. The rights and obligations of the parties to the Caesars Significant Stockholder Voting Agreement are governed by its express terms and conditions and not by this section, which is summary in nature. This section is not complete and is qualified in its entirety by reference to the complete text of the Caesars Significant Stockholder Voting Agreement. Capitalized terms used in this section and not defined have the meaning ascribed to such terms in the Caesars Significant Stockholder Voting Agreement. You are encouraged to read the Caesars Significant Stockholder Voting Agreement carefully in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding your vote.

Parties to the Caesars Significant Stockholder Voting Agreement

Concurrently with the execution of the Merger Agreement, the Caesars Significant Stockholder and ERI entered into the Caesars Significant Stockholder Voting Agreement with respect to all shares of Caesars common stock owned beneficially by the Caesars Significant Stockholder, and any additional shares of Caesars common stock or other voting securities of Caesars of which the Caesars Significant Stockholder acquires record or beneficial ownership of during the term of the Caesars Significant Stockholder Voting Agreement.

As of October 4, 2019, the record date for the Caesars Special Meeting, the Caesars Significant Stockholder was the beneficial owner of 114,250,942 shares of Caesars common stock, or approximately 16.83% of the voting power of Caesars common stock.

Agreement to Vote; No Conflicting Actions

Subject to the terms and conditions set forth in the Caesars Significant Stockholder Voting Agreement, the Caesars Significant Stockholder agreed to vote the shares of Caesars common stock over which the Caesars Significant Stockholder has voting power:

•	in favor of the Merger and adoption of the Merger Agreement (the “Caesars Supported Matters”); and

•

against (i) any Takeover Proposal and (ii) any action, proposal, transaction or agreement that is intended to or would (a) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Caesars under the Merger Agreement or of the Caesars Significant Stockholder under the Caesars Significant Stockholder Voting Agreement, (b) impede, interfere with, delay, postpone, discourage or adversely affect the timely consummation of the Merger or any of the other transactions expressly contemplated by the Merger Agreement or the Caesars Significant Stockholder Voting Agreement, or (c) change in any manner the voting rights of any class of shares of Caesars (including any amendments to Caesars’ charter or bylaws).

Other Covenants

While the Caesars Significant Stockholder Voting Agreement remains in effect, the Caesars Significant Stockholder, subject to certain exceptions, is prohibited from (i) tendering into any tender or exchange offer, (ii) except in certain exempt transfers (including, among other transfers, transfers in open market transactions, in block trade transactions arranged through an investment bank, as bona fide gifts or for bona fide estate planning purposes, by will or intestacy, or to trusts for the benefit of Carl C. Icahn or Carl C. Icahn’s immediate family), selling, transferring, offering, exchanging, pledging, hypothecating, granting, encumbering, assigning or otherwise disposing of or encumbering, or entering into any contract, option, agreement or other arrangement or understanding with respect to the transfer of any shares of Caesars common stock owned by the Caesars Significant Stockholder or beneficial ownership or voting power thereof or therein; (iii) acquiring, offering to acquire, or agreeing to acquire, directly or indirectly, by purchase or otherwise, any material assets of Caesars or any of its subsidiaries; (iv) making, or in any way participating in, directly or indirectly, any solicitation of proxies to vote any voting securities of Caesars to (I) not adopt or approve the Caesars Supported Matters or (II) approve any other matter that if approved would reasonably be expected to prevent, interfere with, discourage, impair or delay the consummation of the Caesars Supported Matters; (v) making any public announcement (other than public statements relating to the Merger) with respect to, or submit a proposal for, or offer for, any transaction involving Caesars or its subsidiaries or its and its subsidiaries’ securities or assets; (vi) forming, joining or in any way participating in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the actions expressly described in any of clauses (i)-(v) of this paragraph; or (vii) agreeing to take any of the actions referred to in this paragraph.

Further, until the earlier of the Effective Time or the termination of the Merger Agreement, the Caesars Significant Stockholder has agreed it (i) shall not, directly or indirectly, initiate, solicit, facilitate or knowingly encourage any Takeover Proposal or the making or submission thereof or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, (ii) shall cease immediately and cause to be terminated, and will not authorize or knowingly permit any of its or their representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Caesars Significant Stockholder Voting Agreement with respect to any Takeover Proposal, and (iii) shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of Caesars or any of its subsidiaries that was furnished on behalf of Caesars and its affiliates to return or destroy (and confirm destruction of) all such information.

Waiver of Appraisal Rights

The Caesars Significant Stockholder has agreed to waive and not exercise any rights to demand appraisal of any shares of Caesars common stock held by the Caesars Significant Stockholder or rights to dissent from the Merger that the Caesars Significant Stockholder may have under applicable law.

Termination

The Caesars Significant Stockholder Voting Agreement will terminate upon the first to occur of the following:

•	the Effective Time;

•	the termination of the Merger Agreement in accordance with its terms;

•

the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement that (i) reduces the amount or changes the form of the Merger Consideration (other than adjustments in accordance with the terms of the Merger Agreement) in a manner adverse to the Caesars Significant Stockholder, (ii) extends the End Date, (iii) modifies the organizational documents of ERI attached as Annexes D – G to this joint proxy statement/prospectus in a manner adverse to the Caesars Significant Stockholder, (iv) reduces the number of members of the Caesars Board that will be included on the ERI Board immediately following the Closing or (v) imposes any material restrictions or additional material conditions on the consummation of the Merger or the payment of the Merger Consideration or otherwise in a manner adverse to the Caesars Significant Stockholder, in each case, which amendment, modification or waiver is submitted to and approved by the Caesars Board but is not approved by a majority of the directors serving on the Caesars Transaction Committee; and

•	written notice of termination of the Caesars Significant Stockholder Voting Agreement by ERI to the Caesars Significant Stockholder.

THE REI VOTING AGREEMENT

The following section sets forth the principal terms of the REI Voting Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex I and is incorporated by reference in this joint proxy statement/prospectus. The rights and obligations of the parties to the REI Voting Agreement are governed by its express terms and conditions and not by this section, which is summary in nature. This section is not complete and is qualified in its entirety by reference to the complete text of the REI Voting Agreement. Capitalized terms used in this section and not defined have the meaning ascribed to such terms in the REI Voting Agreement. You are encouraged to read the REI Voting Agreement carefully in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding your vote.

Parties to the REI Voting Agreement

Concurrently with the execution of the Merger Agreement, REI and Caesars entered into the REI Voting Agreement with respect to all shares of ERI common stock owned beneficially by REI, and any additional shares of ERI common stock or other voting securities of ERI of which REI acquires record or beneficial ownership of during the term of the REI Voting Agreement.

As of October 4, 2019, the record date for the ERI Special Meeting, REI was the beneficial owner of 11,129,867 shares of ERI common stock, or approximately 14.35% of the voting power of ERI common stock.

Agreement to Vote; No Conflicting Actions

Subject to the terms and conditions set forth in the REI Voting Agreement, REI agreed to vote the shares of ERI common stock over which REI has voting power:

•

in favor of (i) the Share Issuance, (ii) the Delaware Conversion, (iii) the ERI A&R Nevada Charter and (iv) any other matters necessary for the consummation of the Merger (the “ERI Supported Matters”); and

•

against (i) any Takeover Proposal and (ii) any action, proposal, transaction or agreement that is intended to or would (a) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of ERI under the Merger Agreement or of REI under the REI Voting Agreement, (b) impede, interfere with, delay, postpone, discourage or adversely affect the timely consummation of the Merger or any of the other transactions expressly contemplated by the Merger Agreement or the REI Voting Agreement, or (c) change in any manner the voting rights of any class of shares of ERI (including any amendments to ERI’s charter or bylaws).

Other Covenants

While the REI Voting Agreement remains in effect, REI, subject to certain exceptions, is prohibited from (i) tendering into any tender or exchange offer, (ii) except in certain exempt transfers (including, among other transfers, transfers in open market transactions, in block trade transactions arranged through an investment bank, as bona fide gifts or for bona fide estate planning purposes, by will or intestacy, to trusts for the benefit of the beneficiaries of The Donald L. Carano Family Trust or the immediate family of such beneficiaries or as a result of a lender exercising remedies pursuant to terms of a margin loan agreement disclosed to Caesars), selling, transferring, offering, exchanging, pledging, hypothecating, granting, encumbering, assigning or otherwise disposing of or encumbering, or entering into any contract, option, agreement or other arrangement or understanding with respect to the transfer of any shares of ERI common stock owned by REI or beneficial ownership or voting power thereof or therein; (iii) acquiring, offering to acquire, or agreeing to acquire, directly or indirectly, by purchase or otherwise, any material assets of ERI or any of its subsidiaries; (iv) making, or in any way participating in, directly or indirectly, any solicitation of proxies to vote any voting securities of ERI to (I) not adopt or approve the ERI Supported Matters or (II) approve any other matter that if approved would reasonably be expected to prevent, interfere with, discourage, impair or delay the consummation of the ERI Supported Matters; (v) making any public announcement (other than public statements relating to the Merger) with respect to, or submit a proposal for, or offer for, any transaction involving ERI or its subsidiaries or its and its subsidiaries’ securities or assets; (vi) forming, joining or in any way participating in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the actions expressly described in any of clauses (i)-(v) of this paragraph; or (vii) agreeing to take any of the actions referred to in this paragraph.

Further, until the earlier of the Effective Time or the termination of the Merger Agreement, REI has agreed it (i) shall not, directly or indirectly, initiate, solicit, facilitate or knowingly encourage any Takeover Proposal or the making or submission thereof or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, (ii) shall cease immediately and cause to be terminated, and will not authorize or knowingly permit any of its or their representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the REI Voting Agreement with respect to any Takeover Proposal, and (iii) shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of ERI or any of its subsidiaries that was furnished on behalf of ERI and its affiliates to return or destroy (and confirm destruction of) all such information.

Waiver of Appraisal Rights

REI has agreed to waive and not exercise any rights to demand appraisal of any shares of ERI common stock held by REI or rights to dissent from the Merger that REI may have under applicable law.

Termination

The REI Voting Agreement will terminate upon the first to occur of the following:

•	the Effective Time;

•	the termination of the Merger Agreement in accordance with its terms;

•

the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement that (i) increases the amount or changes the form of the Merger Consideration (other than adjustments in accordance with the terms of the Merger Agreement) in a manner adverse to REI, (ii) extends the End Date, (iii) modifies the organizational documents of ERI attached as Annexes D – G to this joint proxy statement/prospectus in a manner adverse to REI, (iv) increases the number of members of the Caesars Board that will be included on the ERI Board immediately following the Closing or (v) imposes any material restrictions or additional material conditions on the consummation of the Merger or otherwise in a manner adverse to REI, in each case, which amendment, modification or waiver is submitted to and approved by the ERI Board but is not approved by Gary Carano (solely in his capacity as a member of the ERI Board); and

•	written notice of termination of the REI Voting Agreement by Caesars to REI.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of U.S. federal income tax considerations generally applicable to (a) Caesars stockholders with respect to the Merger and, with respect to non-U.S. holders, the ownership and disposition of ERI common stock received in the Merger and (b) ERI stockholders (including Caesars stockholders that receive ERI common stock in the Merger) with respect to the Delaware Conversion. This discussion applies only to holders of ERI and Caesars common stock who hold such shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on the provisions of the Code, applicable Treasury regulations, judicial opinions and administrative rulings and published positions of the IRS, each as in effect as of the date hereof. These authorities are subject to change or differing interpretations, possibly on a retroactive basis, and any such change or interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder of ERI or Caesars common stock in light of its particular circumstances, or that may apply to holders of ERI or Caesars common stock that are subject to special treatment under the U.S. federal income tax laws (including, for example, banks or other financial institutions, mutual funds, certain expatriates or former long-term residents of the United States, dealers or brokers in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, controlled foreign corporations, passive foreign investment companies, tax-exempt organizations, governmental agencies or instrumentalities, entities or arrangements treated as partnerships for U.S. federal income tax purposes, subchapter S corporations, or other pass-through entities or investors in such partnerships, subchapter S corporations, or other pass-through entities, grantor trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, holders subject to the alternative minimum tax, U.S. holders that have a “functional currency” other than the U.S. dollar, corporations that accumulate earnings to avoid U.S. federal income tax, holders who hold shares of ERI or Caesars common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, holders that exercise appraisal rights, and holders who acquired their shares of ERI or Caesars common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any tax consequences arising under the “Medicare” tax on net investment income, nor does it address any tax consequences arising under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. This discussion is not binding on the IRS or the courts and, therefore, could be subject to challenge, which could be sustained. No ruling is intended to be sought from the IRS with respect to the Merger or the Delaware Conversion.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of shares of ERI or Caesars common stock, as applicable, that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of shares of ERI or Caesars common stock, as applicable, that is not a U.S. holder or a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes).

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of ERI or Caesars common stock, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partnership level. If you are, for U.S. federal income tax purposes, a partner of a partnership holding shares of ERI or Caesars common stock, you should consult your tax advisor.

Holders of Caesars common stock (and, with respect to the Delaware Conversion, current holders of ERI common stock) are urged to consult their own tax advisors to determine the particular tax consequences to them of the Merger, the ownership and disposition of ERI common stock received in the Merger, and the Delaware Conversion, including the applicability and effect of the alternative minimum tax, the “Medicare” tax on net investment income, and any other U.S. federal, state, local, non-U.S. or other tax laws.

Tax Consequences of the Merger

Consequences to U.S. holders of Caesars common stock

The receipt of the Merger Consideration by U.S. holders in exchange for shares of Caesars common stock pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion below relating to the potential treatment of cash consideration as a dividend, for U.S. federal income tax purposes, a U.S. holder who receives the Merger Consideration in exchange for shares of Caesars common stock pursuant to the Merger generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any ERI common stock received as of the date of the Merger plus the amount of any cash received and (ii) the U.S. holder’s adjusted tax basis in its shares of Caesars common stock.

In general, any such gain or loss will be treated as capital gain or loss and will be long-term capital gain or loss if a U.S. holder’s holding period in the shares of Caesars common stock surrendered in the Merger is greater than one year as of the date of the Merger. Long-term capital gains of certain non-corporate holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized on the exchange is subject to limitations. If a U.S. holder acquired different blocks of Caesars common stock at different times or different prices, such U.S. holder must determine any gain or loss and holding period separately with respect to each block of Caesars common stock.

A U.S. holder’s aggregate tax basis in any ERI common stock received in the Merger will equal the fair market value of the stock as of the date of the Merger. The holding period of any ERI common stock received in the Merger will begin on the day after the date of the Merger.

Potential application of Section 304 of the Code. Notwithstanding the above, the U.S. federal income tax consequences of the Merger to U.S. holders of Caesars common stock who receive cash consideration in the Merger could be different from those described above if Section 304 of the Code applied to the Merger. Section 304 of the Code will apply to the Merger if the holders who, in the aggregate, own (taking into account constructive ownership rules under the Code) 50% or more of Caesars common stock immediately before the Merger own (taking into account constructive ownership rules) 50% or more of ERI common stock immediately after the Merger. It may not be possible to establish with certainty at the time of the Merger whether or not the 50% ownership requirement is satisfied because the ownership information necessary to make such determination may not be available. However, given the significant amount of ERI common stock being issued in the Merger, the application of broad constructive ownership rules and potential pre-existing ownership of ERI common stock immediately before the Merger by holders of Caesars common stock, it is reasonable to expect that Section 304 of the Code will apply (or be treated as applying) to the Merger.

If Section 304 of the Code were to apply to the Merger, to the extent a U.S. holder would otherwise be treated for U.S. federal income tax purposes as selling Caesars common stock to ERI for cash, such holder will instead be treated as receiving such cash consideration (other than any portion of such cash consideration treated as provided by Caesars) in deemed redemption of shares of ERI common stock deemed issued to such holder, which we refer to as the “deemed redemption.” In the deemed redemption, such holder will recognize gain or loss in the manner described above in respect of such cash consideration unless such cash consideration is treated as a distribution of a dividend under the tests set forth in Section 302 of the Code. Under those tests, such deemed redemption generally would be treated as having the effect of a distribution of a dividend if the receipt of such cash consideration by a U.S. holder is neither “substantially disproportionate” with respect to such holder nor is “not essentially equivalent to a dividend.” The deemed redemption generally will not be “substantially disproportionate” with respect to a U.S. holder if the percentage of the outstanding Caesars common stock that the U.S. holder actually and constructively owns immediately after the Merger (including indirectly as a result of owning ERI common stock) is greater than or equal to 80% of the percentage of the outstanding Caesars common stock that the U.S. holder is deemed actually and constructively to have owned immediately before the Merger. The deemed redemption will be considered to be “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. holder’s deemed percentage of stock ownership of Caesars applying constructive ownership rules (including Caesars common stock held indirectly as a result of owning ERI common stock). The IRS has ruled that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have experienced a “meaningful reduction” if the stockholder has even a small reduction in such stockholder’s percentage of stock ownership under the above analysis. In applying the “substantially disproportionate” and “not essentially equivalent to a dividend” tests to a holder, sales or purchases of ERI common stock made by such holder (or by persons whose shares are attributed to such holder) in connection with the Merger will be taken into account. If such deemed redemption is neither “substantially disproportionate” with respect to such holder nor is “not essentially equivalent to a dividend,” such deemed redemption would constitute a dividend for U.S. federal income tax purposes, in an amount equal to the cash consideration received (other than any portion of such cash consideration treated as provided by Caesars), to the extent of the holder’s allocable share of current and accumulated earnings and profits of Caesars and ERI. To the extent that the amount of cash consideration exceeds Caesars and ERI’s current and accumulated earnings and profits, the distribution would be treated first as a non-taxable return of capital reducing the holder’s basis in the ERI common stock deemed issued to such holder, and, to the extent the amount of the distribution exceeds such tax basis, the excess would be treated as capital gain recognized on a sale or exchange of such ERI common stock.

Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders of Caesars common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances and any actions that may be taken to mitigate the potential application of such rules, including the advisability of selling their shares of Caesars common stock or ERI common stock (and considerations relating to the timing of any such sales).

Consequences to non-U.S. holders of Caesars common stock

The U.S. federal income tax consequences of the Merger to non-U.S. holders will generally be the same as those described above for U.S. holders of Caesars common stock, except that, subject to the discussions below regarding potential dividend treatment and under “—Information Reporting and Backup Withholding,” a non-U.S. holder generally will not be subject to U.S. federal withholding tax or income tax on any gain recognized on the receipt of the Merger Consideration in exchange for shares of Caesars common stock pursuant to the Merger unless:

•

such gain is “effectively connected” with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the Merger and certain other conditions are met; or

•

Caesars is, or has been during the shorter of the five-year period preceding the Merger and the period that the non-U.S. holder held Caesars common stock, a “United States real property holding corporation” within the meaning of the Code (a “USRPHC”), provided, that so long as Caesars common stock is “regularly traded” on an established securities market, a non-U.S. holder would generally be subject to taxation on the receipt of the Merger Consideration by virtue of Caesars being a USRPHC only if at some time during the five-year period preceding the Merger, such non-U.S. holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the outstanding shares of Caesars common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net basis at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a non-U.S. holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). A non-U.S. holder described in the second bullet point immediately above will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year.

If the third bullet point above applies to a non-U.S. holder, gain recognized by such holder will be subject to U.S. federal income tax on a net basis at generally applicable U.S. federal income tax rates unless an applicable tax treaty provides otherwise. A corporation will be a USRPHC in a given taxable year if the fair market value of its “U.S. real property interests” constitutes at least 50% of the combined fair market value of its U.S. and non-U.S. real property interests and other business assets. Caesars can give no assurances that it was not a USRPHC during the five-year period preceding the Merger. However, as indicated above, so long as Caesars common stock is treated as “regularly traded” on an established securities market (within the meaning of applicable Treasury regulations), a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax by virtue of Caesars’ status as a USRPHC on the receipt of the Merger Consideration unless such holder owns, directly or under certain constructive ownership rules of the Code, more than 5% of the outstanding shares of Caesars common stock at some time during the five-year period preceding the Merger. Caesars currently expects that Caesars common stock will be considered to be “regularly traded” on an established securities market for these purposes because it is currently traded on NASDAQ.

As discussed above under the section entitled “Consequences to U.S. holders of Caesars common stock—Potential application of Section 304 of the Code,” the receipt of any cash consideration pursuant to the Merger (other than any portion of such cash consideration treated as provided by Caesars) by a non-U.S. holder could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code. In such event, any amount constituting a dividend for U.S. federal income tax purposes generally would be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless such dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States). A withholding agent might not make a determination as to the portion, if any, of the cash consideration received by a non-U.S. holder of Caesars common stock that is subject to such withholding, including because it may not be certain what portion, if any, of the cash consideration is treated as provided by Caesars (and thus not subject to the application of Section 304 of the Code) and because the application of Sections 302 and 304 of the Code will depend on a non-U.S. holder’s particular circumstances. Accordingly, withholding agents may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the entire amount of the cash consideration payable to such non-U.S. holder pursuant to the Merger, unless (1) the withholding agent has established special procedures allowing non-U.S. holders to certify that they are exempt from such withholding tax and (2) such non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above). However, there can be no assurance that a withholding agent will establish such special certification procedures. If a withholding agent withholds excess amounts from the cash consideration so payable to a non-U.S. holder, such non-U.S.

holder may obtain a refund of any such excess amounts by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances, the procedures for claiming treaty benefits or otherwise establishing an exemption from U.S. withholding tax with respect to any portion of the cash consideration payable to them pursuant to the Merger, and the advisability of selling their shares of Caesars common stock or ERI common stock (and considerations relating to the timing of any such sales).

Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of ERI Common Stock Received in the Merger

Distributions on ERI common stock

Any distributions of cash or other property made with respect to ERI common stock will constitute dividends for U.S. federal income tax purposes to the extent of the current or accumulated earnings and profits of ERI, as determined under U.S. federal income tax principles. Except as described below under “—FATCA” and “— Information Reporting and Backup Withholding,” dividends paid with respect to ERI common stock held by a non-U.S. holder that are not effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business (or if an applicable income tax treaty applies, are not attributable to a permanent establishment maintained by such non-U.S. holder in the United States) will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). A non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by furnishing IRS Form W-8BEN or W-8BEN-E (or a successor form) upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate or exemption from tax with respect to such payments. If an applicable withholding agent is unable to determine to what extent, if any, a distribution is in excess of ERI’s current or accumulated earnings and profits, such withholding agent may withhold on the entire distribution.

Dividends paid with respect to ERI common stock that are effectively connected with a non-U.S. holder’s conduct of a U.S. trade or business (and if an applicable income tax treaty applies, are attributable to a permanent establishment maintained by such non-U.S. holder in the United States) generally will be subject to U.S. federal income tax in the same manner as a U.S. holder. A non-U.S. holder that is a corporation for U.S. federal income tax purposes also may be subject to a branch profits tax with respect to such non-U.S. holder’s effectively connected earnings and profits that are attributable to the dividends at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

To the extent that a non-U.S. holder receives distributions that exceed ERI’s current and accumulated earnings and profits, such distributions will be treated first as a non-taxable return of capital reducing the non-U.S. holder’s basis in its shares of ERI common stock. Any such distributions in excess of the non-U.S. holder’s basis in its shares (determined on a share-by-share basis) generally will be treated as capital gain (and the respective excess distributions as proceeds from a sale or exchange as described below).

Sale or other taxable disposition of ERI common stock

Subject to the discussion below under “—FATCA” and “—Information Reporting and Backup Withholding,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain recognized upon a sale or other taxable disposition of ERI common stock unless:

•

such gain is “effectively connected” with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment in the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met; or

•

ERI is, or has been, a USRPHC at any time during the shorter of the five-year period preceding the sale or other taxable disposition and the period that the non-U.S. holder held ERI common stock (the “Specified Testing Period”); provided, that so long as ERI common stock is “regularly traded” on an established securities market, a non-U.S. holder generally would be subject to taxation with respect to a sale or other taxable disposition of ERI common stock by virtue of ERI being a USRPHC only if at some time during the Specified Testing Period, such non-U.S. holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the outstanding shares of ERI common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net basis at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a non-U.S. holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). A non-U.S. holder described in the second bullet point immediately above will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year.

If the third bullet point above applies to a non-U.S. holder, gain recognized by such holder will be subject to U.S. federal income tax on a net basis at generally applicable U.S. federal income tax rates unless an applicable tax treaty provides otherwise. ERI can give no assurances that it is not currently a USRPHC. In addition, even if ERI is not a USRPHC at the present time or at the time of the Merger, since the determination of USRPHC status in the future will be based upon the composition of ERI’s assets from time to time, there can be no assurance that ERI will not become a USRPHC in the future. However, as indicated above, so long as ERI common stock is treated as “regularly traded” on an established securities market (within the meaning of applicable Treasury regulations), a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax by virtue of ERI’s status as a USRPHC on any gain realized from the sale or other taxable disposition of ERI common stock unless such holder owns, directly or under certain constructive ownership rules of the Code, more than 5% of the outstanding shares of ERI common stock at some time during the Specified Testing Period. ERI currently expects that ERI common stock will be considered to be “regularly traded” on an established securities market for these purposes because it is currently traded on NASDAQ. If ERI were considered a USRPHC and ERI common stock ceased to be regularly traded on an established securities market, a non-U.S. holder (regardless of the amount of stock owned) generally would become subject to U.S. federal income tax on any gain realized from the sale or other taxable disposition of ERI common stock on a net basis at generally applicable U.S. federal income tax rates unless an applicable tax treaty provides otherwise, and a 15% withholding tax would apply to the gross sale proceeds. Any amounts withheld may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS. The rules regarding U.S. real property interests are complex, and non-U.S. holders are urged to consult with their own tax advisors on the application of these rules based on their particular circumstances.

FATCA

Pursuant to Sections 1471 to 1474 of the Code and the Treasury regulations thereunder (provisions commonly known as “FATCA”), “foreign financial institutions” and certain other non-U.S. entities must comply with information reporting rules with respect to their U.S. account holders and investors or they will be subject to U.S. federal withholding tax on certain U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). Specifically, a 30% withholding tax may be imposed on any portion of the cash consideration treated as a dividend and on dividends on ERI common stock paid to “foreign financial institutions” and other non-U.S. entities that fail to comply with specified information reporting requirements. Prior to the issuance of recently proposed Treasury regulations, withholding under FATCA also would have applied to the receipt of the Merger Consideration not treated as a dividend and to payments of gross proceeds from the sale or other disposition of ERI common stock received in the Merger. However, the proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury regulations until final Treasury regulations are issued. Holders of Caesars common stock should consult their own tax advisors on how FATCA may apply to ERI common stock received in the Merger.

Information Reporting and Backup Withholding

Information reporting requirements may apply to the receipt of the Merger Consideration and, following the Merger, to any distributions or payments made with respect to ERI common stock received in the Merger. Additionally, under the backup withholding rules, a holder may be subject to backup withholding (currently at a rate of 24%) with respect to the Merger Consideration or with respect to ERI common stock received in the Merger unless that holder (a) comes within certain exempt categories (which generally include corporations) and, when required, demonstrates that fact or (b) timely provides a correct taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that the holder is not subject to backup withholding (generally in the form of a properly executed IRS Form W-9 for a U.S. holder, and, for a non-U.S. holder, in the form of a properly executed applicable IRS Form W-8 (or the non-U.S. holder otherwise establishes such non-U.S. holder’s eligibility for an exemption)). Backup withholding is not an additional tax but is, instead, an advance payment that may be refunded to the extent it results in an overpayment of tax, provided that the required information is timely provided to the IRS.

Tax Consequences of the Delaware Conversion

ERI believes that the reincorporation of ERI from Nevada to Delaware will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code, which involves a reorganization that is a mere change in identity, form or place of organization for a corporation. Assuming that the Delaware Conversion will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, (a) holders of ERI common stock (including Caesars stockholders that receive ERI common stock in the Merger) will not recognize any gain or loss as a result of the consummation of the Delaware Conversion, (b) the aggregate tax basis of shares of the resulting Delaware corporation’s common stock received in the Delaware Conversion will be equal to the aggregate tax basis of the shares of ERI common stock converted therefor and (c) the holding period of the shares of the resulting Delaware corporation’s common stock received in the Delaware Conversion will include the holding period of the shares of the ERI common stock converted therefor.

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX EFFECTS OF THE MERGER, THE OWNERSHIP AND DISPOSITION OF ERI COMMON STOCK RECEIVED IN THE MERGER AND THE REINCORPORATION. HOLDERS OF CAESARS COMMON STOCK (AND, WITH RESPECT TO THE REINCORPORATION, CURRENT HOLDERS OF ERI COMMON STOCK) ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, THE OWNERSHIP AND DISPOSITION OF ERI COMMON STOCK AND THE REINCORPORATION AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

DESCRIPTION OF ERI’S CAPITAL STOCK

The following summary of the capital stock of ERI is subject in all respects to applicable Nevada law, ERI’s current amended and restated articles of incorporation and ERI’s current bylaws. Specifically, the following does address any changes to the capital stock of ERI that may occur in the event the Delaware Conversion or the Charter Amendment Proposal is approved. Please refer to “Comparison of Stockholders’ Rights” and “Where You Can Find More Information” beginning on pages 235 and 270, respectively.

General

ERI’s authorized capital stock consists of 200,000,000 shares of common stock, $0.00001 par value per share.

Common

Holders of ERI common stock are entitled to one vote for each share held on all matters submitted to a vote of the ERI stockholders and do not have cumulative voting rights. Holders of a majority of the shares of ERI common stock entitled to vote in any election of ERI directors may elect all of the directors standing for election. Holders of ERI common stock are entitled to receive such dividends, if any, as may be declared by the ERI Board out of funds legally available therefor. Upon ERI’s liquidation, dissolution or winding up, the holders of ERI common stock are entitled to receive ratably ERI’s net assets available for distribution. Holders of ERI common stock have no preemptive rights.

Transfer Agent and Registrar

The transfer agent for ERI common stock is Continental Stock Transfer & Trust Company.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

Caesars is incorporated in Delaware and ERI is currently incorporated in Nevada. At the ERI Special Meeting, ERI stockholders will vote on the Delaware Conversion Proposal and the Charter Amendment Proposal. If the Delaware Conversion Proposal is approved, then, following the Merger, the rights of ERI stockholders, including Caesars stockholders that receive shares of ERI common stock as Merger Consideration, will be governed by the DGCL, the Delaware Charter and the Delaware Bylaws. If the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved, then, following the Merger, the rights of ERI stockholders, including Caesars stockholders that receive shares of ERI common stock as Merger Consideration, will be governed by the NRS, the ERI A&R Nevada Charter and the ERI A&R Nevada Bylaws. If neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved, but the Share Issuance is approved, then, following the Merger, the rights of ERI stockholders, including Caesars stockholders that receive shares of ERI common stock as Merger Consideration, will be governed by the NRS, ERI’s existing articles of incorporation will continue to apply and the ERI A&R Nevada Bylaws will go into effect.

Comparison of Stockholders’ Rights

Summarized below is a comparison of material differences between the rights of a Caesars stockholder and the rights of an ERI stockholder under three different scenarios: (i) if ERI stockholders do not approve either the Delaware Conversion Proposal or the Charter Amendment Proposal; (ii) if ERI stockholders do not approve the Delaware Conversion Proposal but approve the Charter Amendment Proposal; and (iii) if ERI stockholders approve the Delaware Conversion Proposal. The first column provides a summary of the rights of Caesars stockholders under the DGCL and the certificate of incorporation and bylaws of Caesars currently in effect. The second column provides a summary of the rights of ERI stockholders under the NRS, the articles of incorporation of ERI currently in effect and the ERI A&R Nevada Bylaws. The third column provides a summary of the rights of ERI stockholders under the NRS, the ERI A&R Nevada Charter and the ERI A&R Nevada Bylaws. Lastly, the fourth column provides a summary of the rights of ERI stockholders under the DGCL, the Delaware Charter and the Delaware Bylaws. The summary is not an exhaustive list of all differences or a complete description of the specific rights described, and is qualified in its entirety by reference to the NRS, the DGCL, Caesars’ existing certificate of incorporation and bylaws, ERI’s existing articles of incorporation, the ERI A&R Nevada Charter, the ERI A&R Nevada Bylaws, the Delaware Charter and the Delaware Bylaws. Copies of ERI’s existing articles of incorporation and bylaws, and Caesars’ existing certificate of incorporation and bylaws, have been filed or incorporated by reference as exhibits to certain of their respective filings with the SEC. See “Where You Can Find More Information” beginning on page 270. The Delaware Charter, the Delaware Bylaws, the ERI A&R Nevada Charter and the ERI A&R Nevada Bylaws are attached as annexes to this joint proxy statement/prospectus.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
Authorized Capital Stock	Caesars’ authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 125,000,000	ERI’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.00001 per share.	ERI’s authorized capital stock will consist of 300,000,000 shares of common stock, par value	ERI’s authorized capital stock will consist of 300,000,000 shares of common stock, par value

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
	shares of preferred stock, par value $0.01 per share.		$0.00001 per share.	$0.00001 per share.

Number of Directors; Election; Removal; Filling Vacancies

Caesars’ existing certificate of incorporation and bylaws permit the number of directors to be fixed only by an affirmative vote of at least two-thirds of the members of the Caesars Board, and any vacancy on the Caesars Board may only be filled by the vote of a majority of directors then in office, even if less than a quorum, or by the sole remaining director, whether such vacancy occurs as a result of an increase in the number of directors or otherwise. The Caesars Board has previously been divided into three classes whose members serve three-year staggered terms, but it is in the process of being declassified.

So long as any directors are classified, any such classified director may be removed

The ERI A&R Nevada Bylaws provide that the total number of ERI directors will be at least five and no more than eleven and that, within such limits, the number of directors may be increased or decreased from time to time by the ERI Board.

Under the NRS, a director may be removed with or without cause by the affirmative vote of ERI stockholders holding not less than two-thirds of the voting power of the issued and outstanding ERI stock entitled to vote. In the case of corporations which have provided in their articles for election of directors by cumulative voting, any director or directors who constitute fewer than all of the incumbent directors may not be removed from

The ERI A&R Nevada Charter and the ERI A&R Nevada Bylaws provide that the total number of ERI directors will be at least five and no more than eleven directors and that, within such limits, the number of directors may be increased or decreased from time to time by the ERI Board.

Under the NRS, a director may be removed with or without cause by the affirmative vote of ERI stockholders holding not less than two-thirds of the voting power of the issued and outstanding ERI stock entitled to vote. In the case of corporations which have provided in their articles for election of directors by cumulative voting, any

The Delaware Charter and Delaware Bylaws provide that the total number of ERI directors will be at least five and no more than eleven directors and that, within such limits, the number of directors may be increased or decreased from time to time by the ERI Board.

Under the DGCL, a director may be removed with or without cause by the affirmative vote of ERI stockholders holding not less than a majority of the voting power of the issued and outstanding ERI stock entitled to vote thereon.

Vacancies on the ERI Board may be filled by (i) ERI stockholders holding a majority of the voting power of

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
from office at any time, but only for cause and only by the affirmative vote of at least two-thirds of the shares entitled to vote generally in the election of directors, voting together as a single class. Any director or the entire Caesars Board may be removed, with or without cause, only by the affirmative vote of a majority of the shares entitled to vote at an election of directors, except that, so long as Caesars’ stockholders are entitled to cumulative voting for the election of directors, if less than the entire Caesars Board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Caesars Board.

office at any one time or as the result of any one transaction except upon the vote of stockholders owning sufficient shares to prevent each director’s election to office at the time of removal.

Vacancies on the ERI Board may be filled by the unanimous written consent or the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

Directors are elected by ERI’s stockholders annually for terms of one year and hold their positions until their successors are elected and qualified, or until their earlier death, resignation or removal.

director or directors who constitute fewer than all of the incumbent directors may not be removed from office at any one time or as the result of any one transaction except upon the vote of stockholders owning sufficient shares to prevent each director’s election to office at the time of removal.

Vacancies on the ERI Board may be filled by (i) a majority of the votes cast at a meeting of ERI stockholders called for such purpose or (ii) the unanimous written consent or the vote of a majority of the remaining directors then in office.

Directors are elected by ERI’s stockholders annually for terms of one year and hold their positions until their successors the issued and outstanding ERI stock entitled to vote generally in the election of directors at a meeting of ERI stockholders called for such purpose or (ii) the unanimous written consent or the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

Directors are elected by ERI’s stockholders annually for terms of one year and hold their positions until their successors are elected and qualified, or until their earlier death, resignation or removal.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
are elected and qualified, or until their earlier death, resignation or removal.
Voting Rights; Cumulative Voting for Directors	Under Caesars’ existing certificate of incorporation, each of Caesars common stockholders is entitled to one vote for each share held on all matters submitted to a vote of the Caesars stockholders. For purposes of electing directors, Caesars’ existing certificate of incorporation provides for cumulative voting rights, whereby each Caesars stockholder is entitled to a number of votes equal to the number of shares of Caesars common stock held by such stockholder multiplied by the number of directors to be elected and may distribute such votes among the directors to be elected as such stockholder sees fit.	Under ERI’s existing articles of incorporation, ERI common stockholders are entitled to one vote for each share held on all matters submitted to a vote of the ERI stockholders and do not have cumulative voting rights.	Under the ERI A&R Nevada Charter, ERI common stockholders are entitled to one vote for each share held on all matters submitted to a vote of the ERI stockholders and do not have cumulative voting rights.	Under the Delaware Charter and Delaware Bylaws, ERI common stockholders are entitled to one vote for each share held on all matters submitted to a vote of the ERI stockholders. The Delaware Charter and Delaware Bylaws do not provide for cumulative voting rights.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
Dividends	Subject to any preferential rights of any then outstanding shares of Caesars’ preferred stock, all shares of Caesars’ common stock are entitled to share equally in any dividends the Caesars Board may declare from legally available sources.	Under ERI’s existing articles of incorporation, ERI common stockholders are entitled to receive such dividends and other distributions in cash, stock or property of ERI as may be declared thereon by the ERI Board out of assets or funds of ERI legally available therefor.	The ERI A&R Nevada Charter adds that ERI is specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b), which, absent the charter provision, would prohibit making a distribution if, after giving effect to such distribution, the corporation’s total assets would be less than the sum of its total liabilities plus any amount needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights of stockholders whose rights are superior to those receiving the distribution.	Under the DGCL, ERI common stockholders are entitled to receive dividends either out of ERI’s surplus (as defined in Sections 154 and 244 of the DGCL) or, if there is no such surplus, out of ERI’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that there remains in the stated capital account an amount equal to or greater than the par value represented by all outstanding shares of ERI’s stock having a distribution preference.

State Anti-Takeover Statutes	The DGCL generally prohibits a corporation from engaging in a “business combination” with an “interested stockholder”	Sections 78.411 through 78.444 of the NRS prohibit specified types of business “combinations” between corporations like	See Column 2.	The DGCL generally prohibits a corporation from engaging in a “business combination” with an

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)

(generally, one who beneficially owns 15% or more of the outstanding voting stock of the corporation) for a period of three years following the date that the stockholder became an “interested stockholder,” subject to certain exceptions.

Caesars’ existing certificate of incorporation expressly opts out of these provisions of the DGCL entirely.

ERI and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder,” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten

“interested stockholder” (generally, one who beneficially owns 15% or more of the outstanding voting stock of the corporation) for a period of three years following the date that the stockholder became an “interested stockholder,” subject to certain exceptions.

The Delaware Charter expressly opts out of these provisions of the DGCL entirely.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)

percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.”

Sections 78.378 through 78.3793, inclusive, of the NRS provide generally that any person that acquires a “controlling interest” in Nevada corporations like ERI may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)

voting rights. A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors.

The ERI A&R Nevada Bylaws specifically exclude the applicability of the provisions of NRS 78.378 to 78.3793, inclusive, to any and all acquisitions of shares of ERI’s capital stock.

Indemnification of Officers and Directors; Limitation of Liability	Caesars’ existing certificate of incorporation limits the liability of its directors to the fullest extent permitted by the DGCL. Caesars’ existing certificate	ERI’s existing articles of incorporation allow ERI to indemnify its officers and directors to the fullest extent permitted by the NRS (as described	A Nevada corporation may indemnify, pursuant to the NRS, any person who was or is a party or is threatened to be made a party to	The Delaware Charter eliminates the personal liability of directors for monetary damages for breach of fiduciary duties,

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)

of incorporation provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (a) any breach of their duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (d) any transaction from which the director derived an improper personal benefit.

Caesars’ existing certificate generally provides that Caesars will indemnify, to the fullest extent permitted by the DGCL, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed

		in Column 3), and eliminate the personal liability of its directors and officers to ERI and/or ERI’s stockholders for monetary damages for breach of their fiduciary duties except (a) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) in the case of directors, for acts relating to unlawful payment of dividends.	any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person is not liable pursuant to NRS section 78.138 or acted in “good except for liability (i) for any breach of the duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Delaware Bylaws provide that ERI will indemnify, to the fullest extent permitted by law, any person who was or is made a party, is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of ERI, or is or was serving

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
	action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that such person was a Caesars’ director or officer, or is or was serving at Caesars’ request as a director or officer of another entity, against expenses incurred by such person in connection with such proceeding. Under the DGCL, an officer or director will not be entitled to indemnification by Caesars if (a) the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of Caesars; or (b) with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful. Caesars’ existing certificate of incorporation provides, however, that with respect to actions by or in the		faith” and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. However, with respect to actions by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of	at the request of ERI as a director or officer of another entity, against all expense, liability and loss incurred by such person in connection with such proceeding. Except as otherwise provided by the Delaware Bylaws with respect to proceedings to enforce these indemnification rights, ERI shall only indemnify such person in connection with a proceeding (or part thereof) initiated by such person if such proceeding (or part thereof) was authorized by the ERI Board.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Caesars, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. A director or officer who is successful, on the merits or otherwise, in defense of any proceeding subject to the Nevada corporate statutes’ indemnification provisions must be indemnified by the corporation for reasonable expenses incurred in connection therewith, including attorneys’ fees.

Such indemnification pursuant to the NRS does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)

of stockholders or disinterested directors or otherwise, for either an action in such person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to the NRS or for the advancement of expenses, may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

The ERI A&R Nevada Charter allows ERI to indemnify its officers and directors to the fullest extent permitted by the NRS, and eliminates the

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
personal liability of officers and directors to the fullest extent permitted by the NRS.

Ability to Call Special Meetings of Stockholders	Caesars’ existing certificate of incorporation and bylaws provide that, unless otherwise prescribed by law, a special meeting of Caesars’ stockholders may only be called by a majority of the Caesars Board or by Caesars stockholders holding at least 15% of the outstanding shares of Caesars common stock.	The ERI A&R Nevada Bylaws provide that a special meeting of stockholders may be called by the Chairman of the ERI Board, the Chief Executive Officer, the President or by the ERI Board and must be called by the President or Secretary at the request in writing of ERI stockholders holding 10% or more of the entire outstanding capital stock of ERI entitled to vote.	See Column 2.

The Delaware Charter provides that a special meeting of stockholders may be called by the President of ERI or the ERI Board pursuant to a resolution adopted by a majority of the ERI Board and must be called by the President of ERI at the request in writing of ERI stockholders holding 10% or more of the entire outstanding capital stock of ERI entitled to vote.

Notice Required for Stockholder Meetings	The DGCL and Caesars’ bylaws provide that written notice of the time, place (if any), the means of remote communication (if any), the record date and, with regards to special meetings, purpose of a meeting of stockholders must	The NRS and the ERI A&R Nevada Bylaws provide that written notice of the time, place and purpose of any annual or special meeting of ERI stockholders must be given not less than 10 days and not more than 60 days before the	See Column 2.	The Delaware Bylaws provide that written notice of the time, place (if any), the means of remote communication (if any), the record date and, with regards to special meetings, purpose of a

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
	be given not less than 10 days and not more than 60 days before the date of the meeting to each Caesars stockholder entitled to vote at the meeting.	date of the meeting to each ERI stockholder entitled to vote at the meeting.		meeting of ERI stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each ERI stockholder entitled to vote at the meeting.

Notice Required for Stockholder Nominations and Other Proposals	Caesars’ existing bylaws provide that, to be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of Caesars not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and	The ERI A&R Nevada Bylaws provide that, to be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of ERI not less than 45 days nor more than 75 days prior to the anniversary of the date on which ERI first mailed its proxy materials for the previous year’s annual meeting of stockholders (or the date on which ERI mails its proxy materials for the current year if during the prior year ERI did not hold an annual meeting or if the date of the annual meeting was changed more than 30 days from the prior year).	See Column 2.	The Delaware Bylaws provide that, to be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of ERI not less than 45 days nor more than 75 days prior to the anniversary of the date on which the corporation first mailed its proxy materials for the previous year’s annual meeting of stockholders (or the date on which ERI mails its proxy materials for the current year if during the prior year ERI did not hold an annual meeting or if the date of the annual meeting was

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)

not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Caesars).

changed more than 30 days from the prior year).
Stockholder Action by Written Consent	Caesars’ existing certificate of incorporation and bylaws prohibit its stockholders from acting by written consent in lieu of a meeting, except under certain specified circumstances.	Under the NRS, unless otherwise provided in the articles of incorporation, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the written consent of stockholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The ERI A&R Nevada Bylaws specifically provide for stockholder action by written consent	See Column 2.	Under the DGCL, any action that can be taken at any annual or special meeting of stockholders of a corporation may also be taken by stockholders without a meeting, without prior notice and without a vote unless the certificate of incorporation provides otherwise. The Delaware Bylaws specifically provide for stockholder action by written consent in lieu of a meeting.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
in lieu of a meeting.
Amendment or Repeal of the Certificate / Articles of Incorporation	Under the DGCL, an amendment to the certificate of incorporation generally requires (a) the approval of the board of directors, (b) the approval of stockholders holding a majority of the outstanding stock entitled to vote upon the proposed amendment, and (c) the approval of stockholders holding a majority of the outstanding stock of each class entitled to vote thereon as a class. The Delaware Charter does not contain any provisions altering the standards for amendment under the DGCL. In addition, Caesars’ existing certificate of incorporation provides that any amendment to the certificate of incorporation relating to the provisions concerning stockholder meetings, amendments to the bylaws or	ERI’s existing articles of incorporation do not contain any provisions with respect to amendment of the articles of incorporation. Under the NRS, all proposed amendments to a corporation’s articles of incorporation require (a) approval by its board of directors and (b) adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment (subject to any class voting rights required by the corporation’s articles of incorporation, the terms of any preferred stock, or the NRS).	The ERI A&R Nevada Charter does not contain any provisions with respect to amendment of the articles of incorporation. See Column 2.	Under the DGCL, an amendment to the certificate of incorporation generally requires (a) the approval of the board of directors, (b) the approval of stockholders holding a majority of the outstanding stock entitled to vote upon the proposed amendment, and (c) the approval of stockholders holding a majority of the outstanding stock of each class entitled to vote thereon as a class. The Delaware Charter does not contain any provisions altering the standards for amendment under the DGCL.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
certificate of incorporation or the election or classification of the Caesars Board will require the affirmative vote of two-thirds of the shares entitled to vote on any matter.

Amendment to Bylaws	Caesars’ existing certificate of incorporation provides that any amendment to the bylaws will require the affirmative vote of two-thirds of the shares entitled to vote on any matter or the affirmative vote of two-thirds of the members of the Caesars Board.	The ERI A&R Nevada Bylaws provide that the power to amend, alter, or repeal the ERI A&R Nevada Bylaws and to adopt new bylaws may be exercised by (i) the vote of a majority of the outstanding capital stock entitled to vote thereon or (ii) the vote of a majority of the directors present at a meeting of the ERI Board at which a quorum is present, unless the stockholders, in altering, amending or repealing a particular bylaw, provide expressly that the directors may not alter, amend or repeal such bylaws. Any amendment to the indemnification provisions between ERI and its officers and directors must be consented to by	See Column 2.	The Delaware Charter provides that the power to adopt, amend or repeal the Delaware Bylaws may be exercised by (i) the vote of a majority of the ERI Board or (ii) the vote of a majority of the outstanding stock entitled to vote thereon, in addition to any vote of stockholders holding any class or series of stock required by law or the Delaware Charter.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
any affected officer or director or, if not consented to and adverse to any such officer or director, will only apply prospectively.

Rights Plan	Caesars’ existing certificate of incorporation provides that so long as the Icahn Group has a “net long” position, as defined in the Director Nomination Agreement, in at least 3% of the total outstanding shares of the Caesars’ common stock, the Caesars Board shall not adopt a rights plan with a beneficial ownership triggering threshold below 20% (or, with respect to a person or “group” (as defined under Section 13(d) of the Exchange Act) who has a binding written agreement in place with the Caesar specifying that such person is restricted from acquiring common shares that, together with all other common

The ERI A&R Nevada Bylaws provide that any rights plan adopted by the ERI Board must have a beneficial ownership threshold trigger of 25% or higher and that if any such rights plan is adopted, it must be put to a vote of the stockholders within 135 days of the date of adoption or it will automatically terminate.

ERI does not have a stockholder rights plan currently in effect.

The ERI A&R Nevada Charter and the ERI A&R Nevada Bylaws provide that any rights plan adopted by the ERI Board must have a beneficial ownership threshold trigger of 25% or higher and that if any such rights plan is adopted, it must be put to a vote of the stockholders within 135 days of the date of adoption or it will automatically terminate.

ERI does not have a stockholder rights plan currently in effect.

The Delaware Charter and the Delaware Bylaws provide that any rights plan adopted by the ERI Board must have a beneficial ownership threshold trigger of 25% or higher and that if any such rights plan is adopted, it must be put to a vote of the stockholders within 135 days of the date of adoption or it will automatically terminate.

ERI does not have a stockholder rights plan currently in effect.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
shares beneficially owned by such person at such time, represent an aggregate beneficial ownership percentage of more than 20% of the then-outstanding common shares, the threshold specified in such agreement); provided, that, subject to specified conditions, the Caesars Board may adopt a rights plan with a lower beneficial ownership triggering threshold to protect Caesars’ net operating losses. If the Caesars Board adopts a rights plan when the Director Nomination Agreement remains in effect, the lowest beneficial ownership triggering threshold applicable to the Icahn Group would be 28%. If the Caesars Board adopts a rights plan, such rights plan must be put to a vote of Caesars stockholders within 135 days of the

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
date of such adoption or it will automatically terminate. Caesars does not have a stockholder rights plan currently in effect.

Transactions Involving Officers or Directors	The DGCL provides that a corporation may lend money to, or guarantee any obligation incurred by, its officers or directors if, in the judgment of the board of directors, the loan or guarantee may reasonably be expected to benefit the corporation. The DGCL provides that any other contract or transaction between the corporation and one or more of its directors or officers is neither void nor voidable solely because the interested director or officer was present, participates or votes at the board or board committee meeting that authorizes the contract or transaction, if either (i) the	Under the NRS, a contract or other transaction is not void or voidable solely because it is between a corporation and one or more of its directors or officers or another entity in which one or more of its directors or officers are directors or officers or financially interested, or because a common or interested director or officer is present at the meeting of the board or signs a written consent which authorizes or approves the contract or transaction, or because the votes of common or interested directors are counted for purpose of authorizing or approving the contract or transaction, if (i) the fact of the	See Column 2.	See Column 1.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
	director’s or officer’s interest is made known to the disinterested directors or the stockholders of the corporation who thereafter approve the transaction in good faith or (ii) the contract or transaction is fair to the corporation as of the time it is approved or ratified by the board of directors, a committee thereof or the stockholders.	common directorship, office or financial interest is known to the board and the directors, other than any common or interested directors, approve or ratify the contract or transaction in good faith, (ii) the fact of the common directorship, office or financial interest is known to the stockholders and stockholders holding a majority of the voting power approve or ratify the contract or transaction in good faith (counting the votes of the common or interested directors or officers) (iii) the fact of the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought before the board for action, or (iv) the contract or transaction is fair as to the corporation at the time it is authorized or approved.

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)
Forum for Adjudication of Certain Disputes	Caesars’ existing certificate of incorporation designates, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware as the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Caesars, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Caesars to Caesars or Caesars’ stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or Caesars’ certificate of incorporation or bylaws, (iv) any action to interpret, apply, enforce or determine the validity of Caesars’ certificate of incorporation or bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, unless Caesars consents in writing to the	ERI’s existing articles of incorporation and the ERI A&R Nevada Bylaws do not have forum selection provisions for the adjudication of disputes.	The ERI A&R Nevada Charter designates the Second Judicial District Court of Washoe County as the sole and exclusive forum for (i) any action brought in the name of ERI or on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the ERI to ERI or ERI’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the NRS or any provision of the ERI A&R Nevada Charter or the ERI A&R Nevada Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the ERI A&R Nevada Charter or the ERI A&R Nevada Bylaws, or (v) any action asserting a claim governed by the internal affairs doctrine, unless	The Delaware Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of ERI, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ERI to ERI or ERI’s stockholders, (iii) any action asserting a claim against ERI, its directors, officers or employees arising pursuant to any provision of the DGCL or the Delaware Charter or Delaware Bylaws, or (iv) any action asserting a claim against ERI, its directors, officers or employees governed by the internal affairs doctrine, unless ERI consents in writing to the selection of an

	Column 1	Column 2	Column 3	Column 4
Provision	Caesars	ERI (assuming neither the Delaware Conversion Proposal nor the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is not approved but the Charter Amendment Proposal is approved)	ERI (assuming the Delaware Conversion Proposal is approved)

selection of an alternative forum.

Notwithstanding the foregoing, this provision will not apply to any claims arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.

			ERI consents in writing to the selection of an alternative forum. Notwithstanding the foregoing, this provision will not apply to any claims arising under the Securities Act or the Exchange Act, or any claim for which the federal courts have exclusive jurisdiction.	alternative forum.

New Jersey Casino Control Act	Caesars’ existing certificate of incorporation provides that it shall be deemed to include all provisions required by the New Jersey Casino Control Act, N.J.S.A. 5:12-1 et seq., as amended from time to time (the “New Jersey Act”) and, to the extent anything contained in Caesars’ certificate of incorporation or bylaws is inconsistent with the New Jersey Act, the provisions of the New Jersey Act will govern.	ERI’s existing articles of incorporation do not include all provisions required by the New Jersey Act.	The ERI A&R Nevada Charter provides that it shall be deemed to include all provisions required by the New Jersey Act and, to the extent anything contained in the ERI A&R Nevada Charter or the ERI A&R Nevada Bylaws is inconsistent with the New Jersey Act, the provisions of the New Jersey Act will govern.	The Delaware Charter provides that it shall be deemed to include all provisions required by the New Jersey Act and, to the extent anything contained in the Delaware Charter or the Delaware Bylaws is inconsistent with the New Jersey Act, the provisions of the New Jersey Act will govern.

APPRAISAL RIGHTS OF CAESARS STOCKHOLDERS

Under Section 262 of the DGCL, holders of shares of Caesars common stock who do not vote in favor of the adoption of the Merger Agreement (or do not otherwise waive appraisal rights) and who properly comply with the procedures specified in Section 262 of the DGCL will be entitled to appraisal rights under Delaware law to have the Delaware Court of Chancery determine the “fair value” of such stockholder’s shares of Caesars common stock as of the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and thereafter to receive payment of such “fair value” in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL in lieu of receiving the Cash Election Consideration or the Stock Election Consideration.

The following is a summary of the procedures to be followed by Caesars stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL. This summary is not a full statement or summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this joint proxy statement/prospectus as Annex L and to any amendments to such section adopted or otherwise made effective after the date of this joint proxy statement/prospectus. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of Caesars common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that a Caesars stockholder exercise his, her or its rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, when a proposed merger is submitted for approval at a meeting of stockholders as in the case of the adoption of the Merger Agreement, Caesars, not less than 20 days prior to the meeting, must notify each stockholder who was a Caesars stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes the required notice, and a copy of Section 262 of the DGCL is attached to this joint proxy statement/prospectus as Annex L. A holder of Caesars common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex L carefully. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights. A stockholder who is entitled to demand appraisal and properly demands appraisal but fails to perfect or effectively withdraws or loses such right will have his, her or its dissenting shares (a) converted into the right to receive the Merger Consideration and (b) unless an election is properly made prior to the Election Deadline, will be treated as No Election Shares.

Caesars stockholders wishing to exercise the rights to seek an appraisal of their shares of Caesars common stock must do ALL of the following:

•

deliver to Caesars (at the address set forth below) a written demand for appraisal of their shares of Caesars common stock before the vote on the adoption of the Merger Agreement at the Caesars Special Meeting;

•

not vote in favor of the adoption of the Merger Agreement (or otherwise waive appraisal rights) and make no election with respect to the shares of Caesars common stock they hold. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the Merger Agreement, if a Caesars stockholder votes by proxy and wishes to exercise his, her or its appraisal rights such Caesars stockholder must vote against the adoption of the Merger Agreement or abstain from voting his, her or its shares of Caesars common stock;

•	continuously hold the shares of Caesars common stock for which they have demanded appraisal from the date of making the demand through the Effective Time; and

•

file (or the surviving corporation in the Merger must file) a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares of Caesars common stock within 120 days after the Effective Time. The surviving corporation in the Merger is under no obligation to file any such petition and has no intention of doing so.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the Merger Agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Only a holder of record of shares of Caesars common stock is entitled to demand an appraisal of the shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform Caesars of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its shares of Caesars common stock. Beneficial owners who do not also hold their shares of Caesars common stock of record may not directly make appraisal demands to Caesars. The beneficial holder must, in such cases, have the owner of record, such as a bank, broker or other nominee, submit the required demand in respect of those shares of Caesars common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Caesars common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Caesars common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Caesars common stock as to which appraisal is sought. Where no number of shares of Caesars common stock is expressly mentioned, the demand will be presumed to cover all shares of Caesars common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES OF CAESARS COMMON STOCK IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKER OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of Caesars common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in making the demand, such person is acting as agent for the record owner. If you hold shares of Caesars common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Caesars Entertainment Corporation

Attention: Corporate Secretary

One Caesars Palace Drive

Las Vegas, Nevada 89109

If the Merger is consummated, the surviving corporation will give written notice that the Merger has become effective within ten days after the Effective Time to each Caesars stockholder that did not vote in favor of the adoption of the Merger Agreement and the approval of the Merger and delivered a written demand for appraisal in accordance with Section 262 of the DGCL. Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the Merger Consideration, without interest, by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation. Within 120 days after the Effective Time, but not later, any stockholder that has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights of the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the value of the shares of Caesars common stock held by all such stockholders. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder that has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the Merger Agreement and approval of the Merger and with respect to which Caesars has received demands for appraisal, and the aggregate number of holders of those shares. Upon receiving such a written request, the surviving corporation must mail the statement within the later of ten days of receipt by the surviving corporation of the request or ten days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of Caesars common stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving corporation the statement described in this paragraph.

If a petition for appraisal is duly filed by any holder of shares of Caesars common stock who has properly perfected his, her or its appraisal rights in accordance with the provisions of Section 262 of the DGCL, and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares. The Delaware Court of Chancery will then determine which stockholders have complied with the provisions of Section 262 of the DGCL and have become entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with this direction. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Caesars common stock owned by such stockholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Caesars common stock at the Effective Time held by all stockholders who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the Merger. When the fair value is determined, the Delaware Court of Chancery will direct the payment of such fair value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the appraisal proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue only on the difference between the amount so paid and the fair value determined by the Delaware Court of Chancery and any interest accrued on such amount.

The Delaware Chancery Court is required to dismiss all appraisal proceedings brought by Caesars stockholders who are entitled to appraisal unless (a) the total number of shares entitled to appraisal exceeds 1% of the issued and outstanding shares of Caesars common stock immediately prior to the Effective Time or (b) the value of the Merger Consideration with respect to all shares entitled to appraisal exceeds $1,000,000.

In determining the fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of shares of Caesars common stock as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Merger Consideration. We do not anticipate offering more than the Merger Consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Caesars common stock is less than the value of the Merger Consideration.

If no Caesars stockholder files a petition for appraisal within 120 days after the Effective Time, then all dissenting stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder is responsible for its own attorneys’ and experts’ expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any stockholder that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the shares of Caesars common stock subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares of Caesars common stock as of a record date prior to the Effective Time.

Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the Merger Consideration by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the Effective Time will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of such court and such approval may be conditioned on terms the Delaware Court of Chancery deems just; provided, however, that the foregoing will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the Effective Time. If a Caesars stockholder fails to perfect, successfully withdraw or loses the appraisal right, his, her or its shares of Caesars common stock will be converted into the right to receive the Merger Consideration, without interest thereon, less any withholding taxes.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH APPRAISAL RIGHTS. In that event, a Caesars stockholder will be entitled to receive the Merger Consideration for his, her or its shares in accordance with the terms of the Merger Agreement.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL.

BENEFICIAL OWNERSHIP OF ERI COMMON STOCK

The following table sets forth, as of September 27, 2019 (except as noted in the footnotes below), the beneficial ownership of shares of ERI common stock by persons known by ERI to be a beneficial owner of 5% or more of such stock, and the ownership of such stock by ERI’s named executive officers and directors, individually and as a group. Unless otherwise indicated, the address for each of the stockholders listed below is c/o 100 West Liberty Street, Suite 1150, Reno, Nevada 89501.

ERI has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, ERI believes, based on the information furnished to ERI, that each of the persons and entities named in the table below has sole voting and investment power with respect to all shares of ERI common stock that he, she or it beneficially owns.

Applicable percentage ownership is based on 77,545,678 shares of ERI common stock outstanding (net of shares held in treasury) as of September 27, 2019.

Name of Beneficial Owner	Number of Shares	Percent of Total ERI Common Stock Outstanding
Recreational Enterprises, Inc. (1)	11,129,867	14.35%
FMR LLC (2)	10,440,015	13.46%
BlackRock, Inc. (3)	9,153,908	11.80%
The Vanguard Group, LLC (4)	5,439,819	7.02%
Gary L. Carano (5)	381,525	*
Bonnie Biumi (6)	18,917	*
Frank J. Fahrenkopf, Jr. (7)	43,137	*
James B. Hawkins (8)	125,137	*
Gregory J. Kozicz (9)	12,445	*
Michael E. Pegram (10)(17)	124,834	*
Thomas R. Reeg (11)	199,374	*
David P. Tomick (10)(13)	55,937	*
Roger P. Wagner	134,305	*
Anthony L. Carano (12)	52,496	*
Edmund L. Quatmann, Jr. (14)	109,035	*
Bret Yunker (15)	30,400	*
Board Members and Executive Officers as a group (16) (13 individuals)	1,310,141	1.69%

*	Indicates less than 1%.
(1)

The voting stock of REI is beneficially owned by the following members of the Carano family in the following percentages: The Donald L. Carano Trust—49.5%; Gary L. Carano—10.1%; Gene R. Carano—10.1%; Gregg R. Carano—10.1%; Cindy L. Carano—10.1% and Glenn T. Carano—10.1%. The voting power and dispositive power with respect to REI’s interest in ERI is controlled by REI’s board of directors that is elected by the family members (voting in proportion to the percentages above). Gary L. Carano holds his interest in REI directly and indirectly through various trusts. In addition, Gary L. Carano and Thomas R. Reeg are members of the board of directors of REI. Mr. Gary L. Carano and Mr. Reeg do not have voting or dispositive power with respect to the shares of ERI common stock held by REI and disclaim beneficial ownership of such shares of ERI common stock. The address of REI is P.O. Box 2540, Reno, Nevada 89505.

(2)

Information regarding the number of shares beneficially owned is included herein in reliance on Schedule 13G/A as filed with the SEC on February 13, 2019. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(3)

Information regarding the number of shares beneficially owned is included herein in reliance on Schedule 13G/A as filed with the SEC on July 10, 2019. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(4)

Information regarding the number of shares beneficially owned is included herein in reliance on Schedule 13G as filed with the SEC on February 11, 2019. The address of The Vanguard Group, LLC is 100 Vanguard Blvd, Malvern, PA 19355.

(5)

Represents shares of ERI common stock owned directly by Mr. Gary L. Carano and indirectly by Mr. Gary L. Carano through the Gary L. Carano S Corporation Trust. In addition to the shares of ERI common stock reported in the table above, Gary L. Carano holds a 10.1% ownership interest in, and is a member of the board of directors of, REI. He does not hold voting power or dispositive power with respect to REI’s 11,129,867 shares of ERI common stock and he disclaims beneficial ownership of REI’s 11,129,867 shares of ERI common stock except to the extent of any pecuniary interest therein.

(6)	Includes 4,612 deferred restricted stock units (“RSUs”) that are acquirable within 60 days.
(7)	Consists of 43,137 deferred RSUs that are acquirable within 60 days.
(8)	Includes 43,137 deferred RSUs that are acquirable within 60 days.
(9)	Includes 8,917 deferred RSUs that are acquirable within 60 days.
(10)	Includes 38,525 deferred RSUs that are acquirable within 60 days.
(11)	Includes 60,894 shares of common stock that are subject to a pledge arrangement.
(12)	Includes 20,479 shares of common stock that are subject to a pledge arrangement.
(13)	Includes 4,700 shares owned by Mr. Tomick’s wife and 700 shares owned by Mr. Tomick’s son who lives with him.
(14)	Includes 22,520 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(15)	Consists of 30,400 RSUs that are acquirable within 60 days.
(16)	Includes 176,853 deferred RSUs that are acquirable within 60 days and 22,520 shares issuable upon the exercise of stock options that are exercisable within 60 days.
(17)	Includes 71,697 shares beneficially owned by AMT Investment LLC.

BENEFICIAL OWNERSHIP OF CAESARS COMMON STOCK

The following table sets forth, as of September 27, 2019 (except as noted in the footnotes below), the beneficial ownership of shares of Caesars common stock by (a) each director of Caesars, (b) each named executive officer of Caesars, (c) all of Caesars’ directors and executive officers (including the named executive officers) as a group and (d) based on information available to Caesars and filings made under Sections 13(d) and 13(g) of the Exchange Act, each person known by Caesars to be the beneficial owner of more than 5% of the outstanding shares of Caesars common stock. Unless otherwise indicated, all persons listed have sole voting and dispositive power over the shares of Caesars common stock beneficially owned by them. Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Caesars Entertainment Corporation, One Caesars Palace Drive, Las Vegas, Nevada 89109.

Applicable percentage ownership is based on 678,999,358 shares (which does not include the Escrow Trust Shares) of Caesars common stock outstanding (net of shares held in treasury) as of September 27, 2019.

Name of Beneficial Owner	Number of Shares	Percent of Total Caesars Common Stock Outstanding
Carl C. Icahn(1)	119,975,363	17.67%
Canyon Capital Advisors LLC(2)	62,385,299	9.19%
BlackRock Inc.(3)	54,727,452	8.06%
Vanguard Group(4)	51,663,425	7.61%
Pacific Investment Management Co.(5)	51,495,132	7.58%
Thomas Benninger(6)	69,960	*
Juliana Chugg	32,273	*
Denise Clark(7)	16,780	*
Keith Cozza(8)	12,070	*
John Dionne	28,960	*
James Hunt(9)	38,303	*
Janis Jones Blackhurst(10)	319,283	*
Don Kornstein	116,363	*
Courtney Mather(11)	12,070	*
James Nelson	12,070	*
Anthony Rodio(12)	—	—
Mark Frissora(13)	2,828,188	*
Timothy Donovan(13)	738,569	*
Eric Hession(14)	477,680	*
Thomas Jenkin(15)	1,094,161	*
Robert Morse(13)	263,267	*
Les Ottolenghi(16)	45,925	*
All current directors and executive officers as a group (19 individuals)(17)(18)	2,695,604	*

*	Indicates less than 1%.
(1)

Based on the Schedule 13D/A filed with the SEC on August 8, 2019 by Carl C. Icahn (together with the Schedule 13D filed with the SEC by Mr. Icahn on February 19, 2019 and all subsequent amendments thereto, the “Schedule 13D”), Mr. Icahn and the following entities associated with Mr. Icahn may be deemed to beneficially own, in the aggregate, 119,975,363 shares of Caesars common stock (including 5,724,421 shares of Caesars common stock underlying Caesars’ 5.00% convertible senior notes due 2024): High River Limited Partnership (“High River”), Hopper Investments LLC (“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn

Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), and Beckton Corp. (“Beckton”).

High River has sole voting power and sole dispositive power with regard to 23,995,074 shares of Caesars common stock (including shares of Caesars common stock underlying Caesars’ 5.00% convertible senior notes due 2024 and certain forward contracts). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares of Caesars common stock. Icahn Master has sole voting power and sole dispositive power with regard to 39,755,538 shares of Caesars common stock (including shares of Caesars common stock underlying Caesars’ 5.00% convertible senior notes due 2024 and certain forward contracts). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares of Caesars common stock. Icahn Partners has sole voting power and sole dispositive power with regard to 56,224,751 shares (including shares of Caesars common stock underlying Caesars’ 5.00% convertible senior notes due 2024 and certain forward contracts). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares of Caesars common stock.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in the Schedule 13D), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares of Caesars common stock that High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such shares of Caesars common stock for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in the Schedule 13D), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares of Caesars common stock that Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such shares of Caesars common stock for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in the Schedule 13D), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the shares of Caesars common stock that Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such shares of Caesars common stock for all other purposes.

The principal business address of each of (i) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue—Suite 1210, White Plains, New York 10601, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153.

(2)

Based on the Schedule 13F filed with the SEC on August 15, 2019 by Canyon Capital Advisors, LLC, Canyon Capital Advisors, LLC has sole voting and dispositive power over such shares of Caesars common stock and Mitchell R. Julis and Joshua S. Friedman share voting and dispositive power over such shares of Caesars common stock. The principal business address of Canyon Capital Advisors, LLC is 2000 Avenue of the Stars, 11th Floor, Los Angeles, California 90067.

(3)

Based on the Schedule 13F filed with the SEC on August 13, 2019 by BlackRock Inc, BlackRock, BlackRock has sole voting and dispositive power of 54,727,452 shares of Caesars common stock. The principal business address of BlackRock Inc. is 55 East 52nd Street, New York, New York 10055.

(4)

Based on the Schedule 13F filed with the SEC on August 14, 2019 by The Vanguard Group (“Vanguard”), Vanguard beneficially owns an aggregate of 51,663,425 shares of Caesars common stock, which includes 282,729 shares of Caesars common stock as to which Vanguard has sole voting power, 80,522 shares of Caesars common stock as to which Vanguard has shared voting power, and 51,300,174 shares of Caesars common stock as to which Vanguard has sole dispositive power. The principal business address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(5)

Based on the Schedule 13F filed with the SEC on August 8, 2019 by Pacific Investment Management Company LLC (“Pacific”), Pacific has sole voting and dispositive power over 51,495,132 shares of Caesars common stock. Pacific holds 40,296,454 shares of Caesars common stock and 11,198,678 shares underlying Caesars’ 5.00% convertible senior notes due 2024. The principal business address of Pacific is 650 Newport Center Drive, Newport Beach, California 92660.

(6)

Represents shares of Caesars common stock owned directly by Mr. Benninger and indirectly by Mr. Benninger through the Thomas M. Benninger Revocable Trust, the William D. Benninger Irrevocable Trust, and the Claire C. Benninger Irrevocable Trust.

(7)

Includes 8,536 shares of Caesars common stock awarded in 2019 with respect to which Ms. Clark has elected to defer receipt until her separation from service on the Caesars Board under the Caesars Entertainment Corporation Outside Director Deferred Compensation Plan.

(8)

Includes 12,070 shares of Caesars common stock awarded in 2019 with respect to which Mr. Cozza has elected to defer receipt until his separation from service on the Caesars Board under the Caesars Entertainment Corporation Outside Director Deferred Compensation Plan.

(9)

Includes 12,379 shares of Caesars common stock awarded in 2019 with respect to which Mr. Hunt has elected to defer receipt until his separation from service on the Caesars Board under the Caesars Entertainment Corporation Outside Director Deferred Compensation Plan.

(10)

Includes 18,838 restricted stock units that are acquirable within 60 days and 132,711 stock options that are exercisable; Ms. Jones Blackhurst was appointed to the Caesars Board effective September 5, 2019 and commenced service on October 2, 2019 following receipt of the required regulatory approval.

(11)

Includes 12,070 shares of Caesars common stock awarded in 2019 with respect to which Mr. Mather has elected to defer receipt until his separation from service on the Caesars Board under the Caesars Entertainment Corporation Outside Director Deferred Compensation Plan.

(12)	Mr. Rodio was elected as Chief Executive Officer and a director of Caesars effective May 6, 2019.
(13)

Mr. Morse resigned from Caesars effective November 26, 2018; Mr. Frissora resigned from Caesars effective April 30, 2019; Mr. Donovan resigned from Caesars effective June 6, 2019. Shares of Caesars common stock beneficially owned for each of Messrs. Morse, Frissora and Donovan are reflective of their respective dates of resignation.

(14)	Includes 65,032 restricted stock units that are acquirable within 60 days.
(15)	Includes 99,097 restricted stock units that are acquirable within 60 days.
(16)	Includes 44,312 restricted stock units that are acquirable within 60 days.
(17)	Includes 336,833 restricted stock units that are acquirable within 60 days.
(18)	Unless otherwise specified, the address of each of Caesars’ directors and named executive officers is c/o Caesars Entertainment Corporation, One Caesars Palace Drive, Las Vegas, Nevada 89109.

OTHER MATTERS

ERI Stockholder Proposals for 2020 Annual Meeting of Stockholders

ERI stockholders who wish to submit director nominees for consideration or who, in accordance with Exchange Act Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed in connection with next year’s annual meeting must submit their nominees or proposals so that they are received by the Secretary of ERI at 100 West Liberty Street, Suite 1150, Reno, Nevada, 89501, no later than the close of business on December 31, 2019. As the rules of the SEC make clear, simply submitting a nominee or proposal does not guarantee that it will be included. Any stockholder proposal not intended to be included in the proxy statement for consideration at ERI’s 2020 annual meeting will be considered untimely unless received by the Secretary of ERI no earlier than the close of business on February 14, 2020 and no later than the close of business on March 15, 2020. In addition, not less than 60 days prior to the date of the next meeting of stockholders called for the election of directors, a stockholder who intends to make a nomination of a candidate for election as director of ERI at such meeting shall, as required by ERI’s bylaws, deliver to ERI’s Secretary a notice setting forth (a) the name, age, business address and the residence address of each nominee proposed in such notice, (b) the principal occupation or employment of such nominee, (c) the number of shares of ERI’s capital stock which are beneficially owned by each such nominee, and (d) such other information concerning each such nominee as would be required, under the rules of the SEC, in a proxy statement soliciting proxies for the election of such nominees. Such notice shall include a signed consent of each such nominee to serve as a director of ERI, if elected. This notice requirement does not apply to stockholder proposals properly submitted for inclusion in ERI’s proxy statements in accordance with the rules of the SEC and stockholder nominations of director candidates which must comply with ERI’s Nominating and Governance Committee Charter.

Caesars Stockholder Proposals for 2020 Annual Meeting of Stockholders

Under Rule 14a-8 of the Exchange Act, the Corporate Secretary of Caesars must receive a stockholder proposal no later than January 16, 2020 in order for the proposal to be considered for inclusion in Caesars’ proxy materials for the 2020 annual meeting. To otherwise bring a proposal or nomination before the 2020 annual meeting, a Caesars stockholder must comply with Caesars’ bylaws. Currently, Caesars’ bylaws require written notice to the Corporate Secretary of Caesars between February 25, 2020 and March 26, 2020. If Caesars receives a notice before February 25, 2020 or after March 26, 2020, then such proposal or nomination will be untimely. In addition, any proposal or nomination must comply with the procedural provisions of Caesars’ bylaws. If a stockholder does not comply with these procedural provisions, such stockholder’s proposal or nomination can be excluded.

LEGAL MATTERS

The legality of the securities offered by this joint proxy statement/prospectus will be passed upon for ERI by McDonald Carano LLP.

EXPERTS

The consolidated financial statements incorporated in this joint proxy statement/prospectus by reference from Caesars Entertainment Corporation’s Annual Report on Form 10-K for the year ended December 31, 2018 and the effectiveness of Caesars’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of ERI appearing in ERI’s Annual Report on Form 10-K for the year ended December 31, 2018 (including the schedules appearing therein), and the effectiveness of ERI’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Tropicana Entertainment Inc. appearing in ERI’s Form 8-K/A (Amendment No. 1 filed on November 30, 2018) as of December 31, 2017 and 2016 and for each of the three years in the period ending December 31, 2017, have been incorporated herein by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The financial statements of Elgin Riverboat Resort-Riverboat Casino (d/b/a Grand Victoria Casino) as of December 31, 2017 and 2016 and for the three years in the period ended December 31, 2017, incorporated herein by reference from ERI’s Current Report on Form 8-K/A, dated September 5, 2018, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Isle of Capri Casinos, Inc. appearing in Isle of Capri Casinos, Inc.’s Current Report on Form 8-K filed on December 21, 2016 for the year ended April 24, 2016 (including schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about each of ERI and Caesars from documents that each company has filed or will file with the SEC but that are not included in or delivered with this joint proxy statement/prospectus. You may read and copy any report, statement or other information that ERI and Caesars file with the SEC at the SEC’s public reference room at the following location: Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Reports, proxy statements and other information concerning ERI may also be obtained at its website at www.eldoradoresorts.com and at the offices of NASDAQ at One Liberty Plaza, New York, New York 10006. Reports, proxy statements and other information concerning Caesars may also be obtained at its website at investor.caesars.com and at the offices of NASDAQ at One Liberty Plaza, New York, New York 10006. All website addresses given in this joint proxy statement/prospectus are for informational purposes only and are not intended to be active links and information contained on the websites of ERI or Caesars is not incorporated by reference in, nor considered to be part of, this joint proxy statement/prospectus.

The SEC allows ERI and Caesars to “incorporate by reference” information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents set forth below previously filed with the SEC.

ERI Filings (File No. 001-36629)	Period or Filing Date
Annual Report on Form 10-K	Fiscal Year ended December 31, 2018

Quarterly Report on Form 10-Q	Fiscal Quarters ended March 31, 2019 and June 30, 2019

Current Reports on Form 8-K	Filed on August 7, 2018 (as amended by the Current Report on Form 8-K/A filed on September 5, 2018), October 1, 2018 (as amended by the Current Report on Form 8-K/A filed on November 30, 2018), January 11, 2019, February 5, 2019, June 17, 2019, June 24, 2019 (both), June 25, 2019, July 11, 2019, August 16, 2019 and September 26, 2019

Definitive Proxy Statement for ERI’s 2019 Annual Meeting on Schedule 14A	Filed on April 26, 2019

The description of ERI’s common stock contained in its Registration Statement on Form 8-A filed with the SEC on September 18, 2014, as amended and supplemented by the Amendment No. 1 to the Registration Statement on Form 8-A/A filed with the SEC under the Exchange Act on September 19, 2014, including any amendment or report that may be filed for the purpose of updating such description.

Caesars Filings (File No. 001-10410)	Period or Filing Date
Annual Report on Form 10-K	Fiscal Year ended December 31, 2018

Quarterly Report on Form 10-Q	Fiscal Quarters ended March 31, 2019 and June 30, 2019

Current Reports on Form 8-K	Filed on January 3, 2019, March 1, 2019, March 29, 2019, April 8, 2019, April 17, 2019, May 13, 2019, June 24, 2019, June 25, 2019, July 2, 2019, August 16, 2019, September 6, 2019 and September 23, 2019

Definitive Proxy Statement for Caesars’ 2019 Annual Meeting on Schedule 14A	Filed on May 15, 2019

Isle of Capri Casinos, Inc. Filings (File No. 000-20538)	Period or Filing Date
Exhibit 99.1 of Isle of Capri Casino’s Current Report on Form 8-K	Filed on December 21, 2016

ERI and Caesars also incorporate by reference additional documents that may be filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the later to occur of the ERI Special Meeting or the Caesars Special Meeting. These include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements (and amendments to the foregoing).

ERI has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to ERI, and Caesars has supplied all such information relating to Caesars.

You may have previously received some of the documents incorporated by reference into this joint proxy statement/prospectus, but you can obtain any of them through ERI or Caesars, as applicable, or the SEC or the SEC’s website as described above. A copy of this joint proxy statement/prospectus and any of the documents incorporated by reference into this joint proxy statement/prospectus are available from the appropriate company without charge, excluding all exhibits, except that, if the companies have specifically incorporated by reference an exhibit in this joint proxy statement/prospectus, the exhibit will also be provided without charge. Stockholders may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

Eldorado Resorts, Inc. 100 West Liberty Street, Suite 1150 Reno, Nevada 89501 Attention: Investor Relations Telephone: (775) 328-0112	Caesars Entertainment Corporation One Caesars Palace Drive Las Vegas, Nevada 89109 Attention: Investor Relations Telephone: (800) 318-0047

Any statements made in a document incorporated by reference in this joint proxy statement/prospectus are deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement in this joint proxy statement/prospectus or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statements made in this joint proxy statement/prospectus are deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this joint proxy statement/prospectus, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Notwithstanding the foregoing, information furnished by ERI or Caesars on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. ERI and Caesars have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This joint proxy statement/prospectus is dated October 11, 2019. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to stockholders of ERI or stockholders of Caesars nor the Share Issuance creates, or will create, any implication to the contrary.

ANNEXES

Agreement and Plan of Merger	Annex A

Amendment No. 1 to Agreement and Plan of Merger	Annex B

Plan of Conversion	Annex C

Delaware Certificate of Incorporation	Annex D

Delaware Bylaws	Annex E

ERI A&R Nevada Charter	Annex F

ERI A&R Nevada Bylaws	Annex G

Caesars Significant Stockholder Voting Agreement	Annex H

REI Voting Agreement	Annex I

Opinion of J.P. Morgan Securities LLC	Annex J

Opinion of PJT Partners LP	Annex K

Section 262 of the General Corporation Law of the State of Delaware	Annex L

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

CAESARS ENTERTAINMENT CORPORATION,

ELDORADO RESORTS, INC.

and

COLT MERGER SUB, INC.

Dated as of June 24, 2019

A-i

A-ii

EXHIBITS

Exhibit A-1	Articles of Incorporation of Parent
Exhibit A-2	Bylaws of Parent
Exhibit A-3	Certificate of Incorporation of the Surviving Corporation
Exhibit A-4	Bylaws of the Surviving Corporation
Exhibit B-1	Delaware Certificate of Incorporation
Exhibit B-2	Delaware Bylaws

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 24, 2019, is entered into by and among Caesars Entertainment Corporation, a Delaware corporation (the “Company”), Eldorado Resorts, Inc., a Nevada corporation (“Parent”), and Colt Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary (as defined below) of Parent (“Merger Sub”). The Company, Parent and Merger Sub are each sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

WHEREAS, the Parties intend that Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that it is fair to, and in the best interests of, the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by the stockholders of the Company and to submit this Agreement to the stockholders of the Company for adoption;

WHEREAS, the Board of Directors of Parent (the “Parent Board of Directors”) has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that it is fair to, and in the best interests of, Parent and its stockholders, and declared it advisable, to enter into this Agreement, (ii) adopted and approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock (as defined below) in connection with the transactions contemplated by this Agreement (the “Share Issuance”), and (iii) resolved to recommend the approval by its stockholders of the Share Issuance, the Delaware Conversion and the Parent A&R Charter and to submit the Share Issuance, the Delaware Conversion and the Parent A&R Charter to the stockholders of Parent for approval;

WHEREAS, the Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that it is fair to, and in the best interests of, Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub and to submit this Agreement to such stockholder for adoption, and Parent, as the sole stockholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and has adopted this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent to enter into this Agreement, the Company Significant Stockholder is entering into a voting agreement (the “Company Stockholder Voting Agreement”) with Parent pursuant to which the Company Significant Stockholder has agreed, on the terms and subject to the conditions set forth in the Company Stockholder Voting Agreement, to, among other things, vote all of its shares of Company Common Stock to adopt this Agreement in accordance with the DGCL (as defined below);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, the Parent Family Stockholder is entering into a voting agreement (the “Parent Stockholder Voting Agreement,” and together with the Company Stockholder Voting Agreement, the “Voting Agreements”) with the Company pursuant to which the Parent Family Stockholder has agreed, on the terms and subject to the conditions set forth in the Parent Stockholder Voting Agreement, to, among other things, vote all of its shares of Parent Common Stock in favor of the Share Issuance, the Delaware Conversion and the Parent A&R Charter; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:

“2012 Plan” means the Caesars Entertainment Corporation 2012 Performance Incentive Plan (as amended).

“2014 Plan” means the Caesars Acquisition Company 2014 Performance Incentive Plan.

“2017 Plan” means the Caesars Entertainment Corporation 2017 Performance Incentive Plan (as amended).

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.3(c).

“Action” has the meaning set forth in Section 5.8(b).

“Adverse Recommendation Change” has the meaning set forth in Section 5.3(e).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise.

“Aggregate Cash Amount” has the meaning set forth in Section 3.1(c)(iv)(A).

“Aggregate Company Share Amount” has the meaning set forth in Section 3.1(c)(iv)(B).

“Aggregate Parent Share Amount” has the meaning set forth in Section 3.1(c)(iv)(C).

“Agreement” has the meaning set forth in the Preamble.

“Alternate Financing” has the meaning set forth in Section 5.16(e).

“Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Approvals” has the meaning set forth in Section 5.5(a).

“Articles of Conversion” has the meaning set forth in Section 5.18(a).

“Assumed Company Option” has the meaning set forth in Section 3.6(c)(ii).

“Assumed Company Performance Unit Award” has the meaning set forth in Section 3.6(b)(ii)(C).

“Assumed Company Restricted Unit Award” has the meaning set forth in Section 3.6(a).

“Benefit Arrangement” means, with respect to any Person, each “employee benefit plan” (within the meaning of section 3(3) of ERISA), and all stock purchase, stock option, other equity or equity-related severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation, health and welfare, supplemental retirement benefits, paid time-off benefits and all other employee benefit or compensation plans, agreements, programs, policies or other arrangements, and any amendments thereto, in each case whether or not subject to ERISA and whether or not in writing, (a) under which any Employee of such Person or any current or former directors, agents, or individual independent contractors of such Person or its Subsidiaries has any present or future right to benefits, (b) sponsored or maintained by such Person or such Person’s Subsidiaries (including an ERISA Affiliate of such Person), or (c) under which such Person or such Person’s Subsidiaries (including an ERISA Affiliate of such Person) has had or may have any present or future liability, contingent or otherwise, including to any Employee of such Person or any current or former directors, agents or individual independent contractors of such Person or its Subsidiaries.

“Book-Entry Shares” has the meaning set forth in Section 3.1(e).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Cancelled Shares” has the meaning set forth in Section 3.1(b).

“Cash Election” has the meaning set forth in Section 3.1(c)(i).

“Cash Election Consideration” has the meaning set forth in Section 3.1(c)(i).

“Cash Election Share” has the meaning set forth in Section 3.1(c)(i).

“Ceased to Serve” means that such individual is not at a member of the Parent Board of Directors at the Effective Time because such individual has resigned or otherwise been removed as a member of the Parent Board of Directors (a) due to a final and binding determination by a Governmental Entity that such individual is not suitable to serve, or otherwise may not serve, as a member of the Parent Board of Directors or (b) because a Governmental Entity is likely to determine that such individual is not suitable to serve, or otherwise may not serve, as a member of the Parent Board of Directors.

“Certificate” has the meaning set forth in Section 3.1(e).

“Certificate of Conversion” has the meaning set forth in Section 5.18(a).

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Transaction Value” has the meaning set forth in Section 3.1(c)(iv)(D).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company 2025 Note Indenture” has the meaning set forth in Section 5.13(b).

“Company 2025 Notes” has the meaning set forth in Section 5.13(b).

“Company Board of Directors” has the meaning set forth in the Recitals.

“Company Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company Credit Agreements” means, collectively, (a) that certain Credit Agreement, dated as of December 22, 2017, by and among Caesars Resort Collection, LLC, the other borrowers from time to time party thereto, the lenders party thereto, and Credit Suisse, AG, Cayman Islands Branch, as administrative agent, and (b) that certain Credit Agreement, dated as of October 6, 2017 (as amended by Amendment No. 1 thereto, dated as of April 16, 2018), by and among Caesars Entertainment Operating Company, Inc., CEOC, LLC, the lenders party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as joint lead arrangers, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Barclays Bank PLC, Citigroup Global Markets Inc., Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as joint bookrunners, and Credit Suisse Securities (USA) LLC, as syndication agent and documentation agent, in each case, as amended, restated, amended and restated, supplemented or otherwise modified from time to time in a manner not inconsistent with the terms of this Agreement.

“Company Credit Agreements Payoff” has the meaning set forth in Section 5.13(a).

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement.

“Company Employees” has the meaning set forth in Section 5.15(b).

“Company Equity Awards” means, collectively, the Company Options, the Company PSUs and the Company RSUs.

“Company Expense Payment” has the meaning set forth in Section 7.3(d)(ii).

“Company Intervening Event” means any material event or development or material change in circumstances with respect to the Company and its Subsidiaries, taken as a whole, first occurring or arising after the date of this Agreement and prior to the Company Stockholder Approval if and only if such event, development or change in circumstances was neither known nor reasonably foreseeable by the Company Board of Directors as of, or prior to, the date of this Agreement; provided, that in no event shall the following events, developments or changes in circumstances constitute a Company Intervening Event: (a) the receipt, existence or terms of a Takeover Proposal (which matters shall be addressed by and subject to Section 5.3), (b) events, occurrences, facts, conditions or changes arising out of, relating to or resulting from any steps taken by Parent described in Section 5.5(b), (c) changes in and of themselves in the market price or trading volume of Company Common Stock or (d) the fact in and of itself that the Company meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided, that the exceptions in clauses (c) and (d) shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

“Company Market-PSU” has the meaning set forth in Section 3.6(b)(ii)(C).

“Company Option” means an option to purchase one or more shares of Company Common Stock granted under a Company Stock Plan.

“Company Option Consideration” has the meaning set forth in Section 3.6(c)(i).

“Company Option Net Shares” has the meaning set forth in Section 3.6(c)(i).

“Company Preferred Stock” means the preferred stock of the Company, par value $0.01 per share.

“Company PSU” means a restricted stock unit award granted under a Company Stock Plan that corresponds to one or more shares of Company Common Stock and which vests, in whole or in part, based on the achievement of performance or market-based conditions.

“Company Recommendation” has the meaning set forth in Section 4.5(b).

“Company RSU” means a restricted stock unit award granted under a Company Stock Plan that corresponds to one or more shares of Company Common Stock and which vests solely based on the passage of time.

“Company Significant Stockholder” means, collectively, Carl C. Icahn and certain of his Affiliates.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Plans” means (a) the 2012 Plan, (b) the 2017 Plan, (c) the 2014 Plan and (d) the Caesars Entertainment Corporation Management Equity Incentive Plan.

“Company Stockholder Approval” has the meaning set forth in Section 4.5(a).

“Company Stockholder Voting Agreement” has the meaning set forth in the Recitals.

“Company Stockholders’ Meeting” has the meaning set forth in Section 5.4(c).

“Company Termination Fee” has the meaning set forth in Section 7.3(e).

“Compliant” means, with respect to the Financing Information, (a) that such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary in order to make the statements contained in such Financing Information, in the light of the circumstances under which they were made, not misleading, (b) Deloitte & Touche LLP shall not have withdrawn its audit opinion with respect to the portion of such Financing Information constituting audited financial statements (it being understood that in the event that such opinion is withdrawn, the Financing Information shall not be thereafter deemed to be Compliant until the date that a new audit opinion is issued with respect to the audited Financing Information by Deloitte & Touche LLP, another “big four” accounting firm or another independent public accounting firm reasonably acceptable to Parent) and (c) the Company has not determined to restate its historical financial statements contained in such Financing Information (it being understood that in the event that the Company has so determined, the Financing Information shall not be thereafter deemed to be Compliant until the date such restatement has been completed or the Company has indicated that it has concluded or otherwise determined that no such restatement shall be required).

“Confidentiality Agreement” means that certain amended and restated confidentiality agreement, dated as of April 29, 2019, by and between the Company and Parent.

“Consent Solicitation” has the meaning set forth in Section 5.13(c)(i).

“Consent Solicitation Documents” has the meaning set forth in Section 5.13(c)(ii)(A).

“Contract” means, with respect to a Person, any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written, that is binding on such Person under applicable Law.

“control,” “controlled by” and “under common control with” have the meaning set forth in the definition of “Affiliate.”

“Convertible Notes” has the meaning set forth in Section 3.1(c)(iv)(B).

“Convertible Notes Indenture” means the Indenture, dated as of October 6, 2017, by and between the Company and Delaware Trust Company, as Trustee, relating to the Convertible Notes.

“Convertible Notes Indenture Amendments” has the meaning set forth in Section 5.13(c)(i).

“Convertible Notes Supplemental Indenture” has the meaning set forth in Section 5.13(c)(ii)(C).

“Debt Financing” has the meaning set forth in Section 4.23(a).

“Debt Financing Commitment” has the meaning set forth in Section 4.23(a).

“Delaware Conversion” has the meaning set forth in Section 5.18(a).

“Delaware Conversion Approval” has the meaning set forth in Section 4.5(a).

“DGCL” has the meaning set forth in Section 2.1.

“DGCL 262” has the meaning set forth in Section 3.3(a).

“Discharge” has the meaning set forth in Section 5.13(b).

“Disclosure Schedules” means, collectively, the Company Disclosure Schedule and the Parent Disclosure Schedule.

“Dissenting Shares” has the meaning set forth in Section 3.3(a).

“Effective Time” has the meaning set forth in Section 2.3.

“Election Deadline” has the meaning set forth in Section 3.2(b).

“Election Form” has the meaning set forth in Section 3.2(a).

“Election Period” has the meaning set forth in Section 3.2(b).

“Eligible Members” means individuals who are members of the Company Board of Directors as of immediately prior to the Joint Proxy Statement/Prospectus Mailing Date and have agreed to serve as members of the Parent Board of Directors.

“Employees” means, with respect to any Person, the current and former employees of such Person and those of such Person’s Subsidiaries.

“End Date” has the meaning set forth in Section 7.1(b).

“Environment” means ambient air, vapors, surface water, groundwater, wetlands, drinking water supply, land surface, or subsurface strata and biota.

“Environmental Claims” means all written claims, demands or proceedings alleging liabilities (including all reasonable and documented out-of-pocket fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations, remediation and other response actions), fines, penalties and monetary damages arising under any Environmental Law.

“Environmental Laws” means all applicable and legally enforceable federal, state and local Laws relating to Hazardous Substances, pollution, restoration or protection of the Environment or health or safety (to the extent relating to exposure to Hazardous Substances), including the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other similar state and local Laws, in effect as of the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Trust Shares” means the shares of Company Common Stock held in escrow trust to satisfy unsecured claims pursuant to the Third Amended Joint Plan of Reorganization, filed with the U.S. Bankruptcy Court for the Northern District of Illinois in Chicago on January 13, 2017, at Docket No. 6318.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and all regulations and rules issued thereunder, or any successor Law.

“Exchange Agent” has the meaning set forth in Section 3.4.

“Exchange Fund” has the meaning set forth in Section 3.5(a).

“Exchange Ratio” has the meaning set forth in Section 3.1(c)(iv)(E).

“Excluded Information” means (a) consolidated financial statements (to the extent not so provided in SEC filings), “segment reporting” (to the extent not so provided in SEC filings), separate Subsidiary financial statements and financial statements and data that would be required by Rule 3-05, 3-09, 3-10 or 3-16 of Regulation S-X (unless previously filed by the Company with the SEC), under the Securities Act, (b) information regarding officers or directors prior to consummation of the Merger (except biographical information if any of such persons will remain officers or directors after consummation of the Merger), executive compensation and related party disclosure or any Compensation Discussion and Analysis or information required by Item 302 (to the extent not so provided in SEC filings) or Item 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K (except to the extent previously filed with the SEC), (c) any description of all or any component of the Financing or the Related Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes” or “description of other indebtedness,” or other information customarily provided by the Financing Sources, Related Financing Sources or their respective counsel, (d) risk factors relating to all or any component of the Financing or the Related Financing, (e) information regarding affiliate transactions that may exist following consummation of the Merger (unless the Company or any of its Subsidiaries was party to any such transactions prior to consummation of the Merger), (f) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (excluding information that is historical financial information of the Company and is derivable by the Company from the books and records of the Company or any Subsidiary of the Company), (g) information necessary for the preparation of any projected or forward-looking financial statements, monthly financial statements or any other information, in each case, that is not readily available to the Company without undue effort or expense and, in the case of financial information, prepared or available in the ordinary course of its financial reporting practice or from its books and records and (h) in the case of a Rule 144A financing, other information customarily excluded from a Rule 144A offering memorandum.

“Expense Payments” has the meaning set forth in Section 7.3(d)(ii).

“Financing” means each of the Debt Financing and the Sale Leaseback Transaction.

“Financing Agreement” means any credit agreement, indenture, purchase agreement, note or similar agreement, in each case, evidencing or relating to (x) indebtedness to be incurred in connection with any Debt Financing or (y) the transactions proposed to be effected pursuant to the Sale Leaseback Transactions.

“Financing Information” means (a)(i) audited consolidated balance sheets of the Company and its consolidated Subsidiaries as of, and related audited consolidated statements of operations, comprehensive income/(loss), stockholders’ equity/(deficit) and cash flows of the Company and its consolidated Subsidiaries for the fiscal years ended, December 31, 2016, December 31, 2017 and December 31, 2018, and (ii) if the Closing Date is to occur more than sixty (60) days after December 31, 2019 (or such longer period after December 31, 2019 as the Company is permitted to file such financial statements with the SEC under the Exchange Act), an audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of, and related audited consolidated statements of operations, comprehensive income/(loss), stockholders’ equity/(deficit) and cash flows of the Company and its consolidated Subsidiaries for the fiscal year ended, December 31, 2019, (b) an unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as at the end of the most recent fiscal quarter (other than the fourth fiscal quarter of any fiscal year), and the related unaudited consolidated statements of operations and comprehensive income/(loss), stockholders’ equity/(deficit) and cash flows of the Company and its consolidated Subsidiaries for the most recent three-, six- or nine-month, as applicable, interim fiscal period, if any, in each case, that has been completed after the most recent fiscal year for which an audited balance sheet has been provided pursuant to clause (a) above and at least forty (40) days prior to the Closing Date (or such longer period after the end of the applicable fiscal quarter as the Company is permitted to file such financial statements with the SEC under the Exchange Act), and including, in the case of the statements of operations and comprehensive income/(loss) and cash flows, comparative information for the same period in the prior fiscal year; (c) to the extent not already provided under clause (a) or (b) above, other financial data of the Company and its Subsidiaries (i) required by paragraph (b) of Schedule I to the Debt Financing Commitment (as of the date of this Agreement) or (ii) that would be necessary for the underwriters or initial purchasers for a Debt Financing or Related Financing that is an offering of securities to receive customary “comfort” (including “negative assurance” comfort) from the independent accountants of the Company with respect to the financial information of the Company and its Subsidiaries included in the offering memorandum or prospectus for such Financing or Related Financing and (d) solely in the event deemed necessary by the SEC in connection with the Joint Proxy Statement/Prospectus and Parent has provided the Company with prompt written notice of such SEC determination, “carve out” financial statements as of the dates specified in clauses (a) and (b) above for the Company, giving effect to any the sale, divestiture or disposition of the assets, properties or businesses of the Company or its Subsidiaries made in connection with the matters described in Section 5.5; provided, that nothing in clauses (a), (b) and (c) shall include or require any Excluded Information; provided, further, that, for purposes of determining whether the Financing Information has been received by Parent to commence the fifteen (15) consecutive Business Day period referenced in the definition of “Marketing Period,” the forty (40)-day or sixty (60)-day (or such longer period as the Company is permitted to file the applicable financial statements with the SEC under the Exchange Act), as applicable, period referenced therein shall be measured based on the last day of such fifteen (15) consecutive Business Day period and not the Closing Date. Parent hereby acknowledges receipt of (x) the financial statements referred to in clause (a)(i) above and (y) the financial statements referred to in clause (b) above as of, and for the fiscal quarter ended, March 31, 2019 and for the fiscal quarter ended March 31, 2018.

“Financing Sources” means (x) the Lenders and any other financial institutions that have committed to provide or have otherwise entered into agreements in connection with any part of the Debt Financing (including the parties to any joinder agreements, credit agreements or other definitive agreements relating thereto), Financing Agreements or other Contracts entered into pursuant thereto or relating thereto, and, to the extent Alternate Financing from alternative Persons is obtained in accordance with this Agreement, such other Persons and (y) Real Estate Financing Sources and, in the case of (x) and (y), their respective former, current and future direct or indirect Affiliates and each of their and their Affiliates’ representatives, shareholders, members, managers, controlling persons, general or limited partners, management companies, investment vehicles, officers, directors, employees, agents and representatives and each of their respective successors and assigns; provided, however, in no event shall Parent or any of its Affiliates be a “Financing Source.”

“First Extended End Date” has the meaning set forth in Section 7.1(b).

“Foreign Corrupt Practices Act” has the meaning set forth in Section 4.10(e).

“Form S-4” has the meaning set forth in Section 4.25.

“Former Company Employees” has the meaning set forth in Section 5.15(d).

“GAAP” means generally accepted accounting principles in the United States.

“Gaming” or “Gaming Activities” means the conduct of gaming and gambling activities, race or sports books and sports pools, or the use of gaming devices, equipment and supplies in the operation of a casino, simulcasting facility, race track, card club or other enterprise, including slot machines, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems, mobile gaming systems, online real money gaming, online real money poker, poker tournaments, inter-casino linked systems and related and associated equipment, supplies and systems.

“Gaming Approvals” means all licenses, permits, approvals, Orders, authorizations, registrations, findings of suitability, determinations of qualification, franchises, exemptions, waivers, concessions and entitlements issued by any Gaming Authority or under any Gaming Laws that are required of the applicable Party.

“Gaming Authorities” means all international, national, foreign, domestic, federal, state, provincial, regional, local, tribal, municipal and other regulatory and licensing bodies, instrumentalities, departments, commissions, authorities, boards, officials, tribunals and agencies with authority over or responsibility for the regulation of Gaming within any Gaming Jurisdiction.

“Gaming Jurisdictions” means all jurisdictions, domestic and foreign, and their political subdivisions, in which Gaming Activities are or may be lawfully conducted, including all Gaming Jurisdictions in which any of the Parties or their respective Subsidiaries or Affiliates currently conducts or may in the future conduct Gaming Activities.

“Gaming Laws” means all Laws pursuant to which any Gaming Authority possesses regulatory, permit or licensing authority over the conduct of Gaming Activities, or the ownership or control of an interest in a Person that conducts Gaming Activities, in any Gaming Jurisdiction, all written and unwritten policies of any Gaming Authority and all written and unwritten interpretations by any Gaming Authority of such Laws or policies.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or that govern any Person’s internal affairs. For example, the “Governing Documents” of a corporation are its certificate or articles of incorporation and bylaws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation or articles of organization.

“Governmental Entities” means, in any jurisdiction, any (a) federal, state, local, tribal, foreign or international government, (b) court, arbitral or other tribunal, (c) governmental or quasi-governmental authority of any nature (including any political subdivision, instrumentality, branch, department, official or entity) or (d) agency, commission, authority or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including any Gaming Authority.

“Hazardous Substance” means any pollutant, chemical, substance or waste that is subject to regulation, control or remediation under applicable Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indemnified Party” has the meaning set forth in Section 5.8(b).

“Initial End Date” has the meaning set forth in Section 7.1(b).

“Intellectual Property” means all intellectual property of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, procedures, technologies, discoveries, apparatus, know-how, Trade Secrets, trademarks, trademark registrations and applications, domain name registrations, social media addresses and accounts, trade dress, service marks, service mark registrations and applications, trade names, and all goodwill associated with the foregoing, copyright registrations, copyrightable and copyrighted works, data and databases, software, rights of publicity, rights of privacy, moral rights, rights to personal information, customer lists and confidential marketing and customer information.

“IRS” means the U.S. Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means a proxy statement to be filed with the SEC for the purpose of obtaining the Company Stockholder Approval at the Company Stockholders’ Meeting and the Parent Stockholder Approval at the Parent Stockholders’ Meeting, as amended or supplemented from time to time.

“Joint Proxy Statement/Prospectus Mailing Date” has the meaning set forth in Section 5.4(a).

“knowledge” means, with respect to Parent or the Company, the actual knowledge of the individuals listed in Section 1.1(a) of the Parent Disclosure Schedule or of the Company Disclosure Schedule, as applicable.

“Labor Contract” has the meaning set forth in Section 4.14(e).

“Law” means all laws, principles of common law, statutes, constitutions, treaties, rules, regulations, ordinances, codes, rulings, Orders, decisions, subpoenas, verdicts and licenses of all Governmental Entities.

“Leased Property” has the meaning set forth in Section 4.12.

“Lenders” has the meaning set forth in Section 4.23(a).

“Letter of Transmittal” has the meaning set forth in Section 3.5(b).

“Licensed Parties” has the meaning set forth in Section 4.9(b).

“Licensing Affiliates” has the meaning set forth in Section 4.9(b).

“Lien” means any mortgage, deed of trust, pledge, encumbrance, option, right of first refusal or first offer, conditional sale, lien, security interest, conditional or installment sale agreement, charge, proxy, voting trust or agreement, transfer restriction or other restriction on the use, voting, receipt of income or other exercise of any attribution of ownership under any stockholder or similar agreement.

“Mailing Date” has the meaning set forth in Section 3.2(a).

“Marketing Period” means the first period of fifteen (15) consecutive Business Days (a) commencing no earlier than the date that is three (3) Business Days after the date on which Parent shall have received the Financing Information and such Financing Information is Compliant (it being understood and agreed that if the Financing Information is not Compliant at any time during such fifteen (15) consecutive Business Day period, the Marketing Period shall terminate and restart when such Financing Information is Compliant) and (b) throughout and at the end of which Parent shall have the Financing Information and such Financing Information is Compliant (it being understood and agreed that if the Financing Information is not Compliant at any time during such fifteen (15) consecutive Business Day period, the Marketing Period shall terminate and restart when such Financing Information is Compliant); provided, that if the Company shall in good faith reasonably believe it has provided the Financing Information and such Financing Information is Compliant (it being understood and agreed that if the Financing Information is not Compliant at any time during such fifteen (15) consecutive Business Day period, the Marketing Period shall terminate and restart when such Financing Information is Compliant), it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case Parent shall be deemed to have such Financing Information and such Financing Information shall be deemed to be Compliant unless Parent in good faith reasonably believes the Company has not completed the delivery of the Financing Information or that such Financing Information is not Compliant and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Financing Information the Company has not delivered or what is not Compliant). Notwithstanding anything to the contrary herein, (i) July 5th of 2019 shall be excluded from the determination of the Marketing Period, (ii) if such fifteen (15) consecutive Business Day period has not ended by August 16, 2019, then such fifteen (15) consecutive Business Day period will not commence until September 3, 2019, (iii) November 28th and 29th of 2019 shall be excluded from the determination of the Marketing Period, and (iv) if such fifteen (15) consecutive Business Day period has not ended by December 18, 2019, then such fifteen (15) consecutive Business Day period will not commence until January 2, 2020, (v) July 3rd of 2020 shall be excluded from the determination of the Marketing Period, (vi) if such fifteen (15) consecutive business day period has not ended by August 21, 2020, then such fifteen (15) consecutive business day period will not commence until September 8, 2020 and (vii) November 26th and 27th of 2020 shall be excluded from the determination of the Marketing Period.

“Master Transaction Agreement” means the Master Transaction Agreement, dated as of the date hereof, by and between Parent and VICI Properties, L.P., as the same may be amended or modified from time to time.

“Material Adverse Effect” means, with respect to the Company or Parent, any event, occurrence, fact, condition or change that is materially adverse to (a) the business, results of operations, financial condition or assets of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or (b) the ability of the Company or Parent, as the case may be, to consummate the transactions contemplated hereby; provided, however, that, for the purposes of clause (a), a “Material Adverse Effect” shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (i) changes generally affecting the economy or financial or securities markets (including prevailing interest rates); (ii) the announcement of the transactions contemplated by this Agreement and each Party’s compliance with the terms and conditions of this Agreement and the transactions contemplated hereby, including actions taken by Parent pursuant to Section 5.5(b); (iii) any change in GAAP or applicable Law; (iv) any acts of terrorism, sabotage, military action, armed hostilities (whether foreign or domestic), acts of violence (whether foreign or domestic), acts of war (whether or not declared) or casualties, or any escalation or worsening thereof; (v) any damage, destruction, loss or casualty to any of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, that is covered by insurance; (vi) earthquakes, hurricanes, tornados, floods, mudslides, wildfires, other natural disasters, severe weather conditions or public health emergencies; (vii) the failure, in and of itself, to meet internal or published projections, forecasts, budgets or revenue, sales or earnings predictions for any period (but not the facts or circumstances underlying or contributing to any such failure); (viii) general conditions (or changes therein) in the travel, hospitality or gaming industries; (ix) actions taken, or omitted to be taken, with Parent’s (in the case of the Company) or the Company’s (in the case of Parent and Merger Sub) prior written consent; (x) any change, in and of itself, in the market price or trading volume of Parent Common Stock or Company Common Stock, as applicable, or in Parent’s or the Company’s credit ratings (but not the facts or circumstances underlying or contributing to any such change), or (xi) any Action commenced on behalf of the Company’s stockholders (in the case of the Company) or Parent’s stockholders (in the case of Parent) and arising from this Agreement or the transactions contemplated hereby (except as it relates to breaches of this Agreement by the Company or Parent, as applicable); provided, further, that any event, occurrence, fact, condition or change referred to in clauses (i), (iii), (iv), (vi) or (viii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred, or would reasonably be expected to occur, to the extent that such event, occurrence, fact, condition or change has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, compared to other participants in the industries in which the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, conduct their respective businesses.

“Material Contract” has the meaning set forth in Section 4.11(a).

“Maximum Amount” has the meaning set forth in Section 5.8(c).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(c).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 4.14(b).

“Nasdaq” means the Nasdaq Global Select Market.

“No Election Consideration” has the meaning set forth in Section 3.1(c)(iii).

“No Election Share” has the meaning set forth in Section 3.2(b).

“NRS” means the Nevada Revised Statutes.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative.

“Owned Property” has the meaning set forth in Section 4.12.

“Parent” has the meaning set forth in the Preamble.

“Parent A&R Charter” has the meaning set forth in Section 2.5(a).

“Parent Benefit Plans” has the meaning set forth in Section 5.15(c).

“Parent Board of Directors” has the meaning set forth in the Recitals.

“Parent Charter Amendment Approval” has the meaning set forth in Section 4.5(a).

“Parent Common Stock” means the common stock of Parent, par value $0.00001 per share.

“Parent Common Stock VWAP” has the meaning set forth in Section 3.1(c)(iv)(F).

“Parent Disclosure Schedule” means the disclosure schedule delivered by Parent to the Company concurrently with the execution and delivery of this Agreement.

“Parent Equity Award” means, collectively, the Parent Options, the Parent PSUs and the Parent RSUs.

“Parent Expense Payment” has the meaning set forth in Section 7.3(d)(i).

“Parent Family Stockholder” means Recreational Enterprises, Inc.

“Parent Intervening Event” means any material event or development or material change in circumstances with respect to Parent and its Subsidiaries, taken as a whole, first occurring or arising after the date of this Agreement and prior to the Parent Stockholder Approval if and only if such event, development or change in circumstances was neither known nor reasonably foreseeable by the Parent Board of Directors as of, or prior to, the date of this Agreement; provided, that in no event shall the following events, developments or changes in circumstances constitute a Parent Intervening Event: (a) the receipt, existence or terms of a Takeover Proposal (which matters shall be addressed by and subject to Section 5.3), (b) events, occurrences, facts, conditions or changes arising out of, relating to or resulting from any steps taken by Parent described in Section 5.5(b), (c) changes in and of themselves in the market price or trading volume of Parent Common Stock or (d) the fact in and of itself that Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided, that the exceptions in clauses (c) and (d) shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

“Parent Option” means an outstanding and unexercised option to purchase shares of Parent Common Stock granted under a Parent Stock Plan.

“Parent PSU” means a restricted stock unit award granted under a Parent Stock Plan that corresponds to one or more shares of Parent Common Stock and which vests, in whole or in part, based on the achievement of performance or market-based conditions.

“Parent Recommendation” has the meaning set forth in Section 4.5(c).

“Parent RSU” means a restricted stock unit award granted under a Parent Stock Plan that corresponds to one or more shares of Parent Common Stock and which vests solely based on the passage of time.

“Parent Stock Plans” means the (a) Isle of Capri Casinos, Inc. Second Amended and Restated 2009 Long-Term Stock Incentive Plan, (b) MTR Gaming Group, Inc. 2010 Long Term Incentive Plan, (c) Eldorado Resorts, Inc. 2015 Equity Incentive Plan and (d) Eldorado Resorts, Inc. Amended and Restated 2015 Equity Incentive Plan.

“Parent Stockholder Approval” has the meaning set forth in Section 4.5(a).

“Parent Stockholder Voting Agreement” has the meaning set forth in the Recitals.

“Parent Stockholders’ Meeting” has the meaning set forth in Section 5.4(d).

“Parent Termination Fee” has the meaning set forth in Section 7.3(e).

“Parties” and “Party” have the meaning set forth in the Preamble.

“Party Intellectual Property” means, with respect to any Party, all Intellectual Property owned by such Party or its Subsidiaries.

“Payoff Letter” has the meaning set forth in Section 5.13(a).

“Per Share Amount” has the meaning set forth in Section 3.1(c)(iv)(G).

“Person” means an individual, firm, corporation (including any non-profit corporation), partnership (general or limited), limited liability company, joint venture, association, trust, Governmental Entity or other entity or organization.

“Previously Disclosed” means, with respect to any specific section or subsection of this Agreement, the information set forth by a Party in (a) the corresponding section or subsection of its Disclosure Schedule, (b) any other section or subsection of its Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that the disclosure in such other section or subsection of its Disclosure Schedule is applicable to such specific section or subsection of this Agreement, (c) such Party’s SEC Filings filed at least two (2) Business Days prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (d) in the case of Benefit Arrangements that are not material, a virtual data room established by the Company or Parent, as applicable; provided, that any such Benefit Arrangements shall be considered Previously Disclosed if form agreements with terms substantially comparable to the respective Benefit Arrangement have been provided in the applicable data room.

“Properties” and “Property” have the meaning set forth in Section 4.12.

“Qualifying Amendment” has the meaning set forth in Section 5.4(a).

“Real Estate Financing Sources” means any purchaser or lessor of real estate pursuant to any Sale Leaseback Transaction.

“Real Estate Purchase Agreements” means the Subject Property PSAs as defined in the Master Transaction Agreement.

“Regulatory Breach Termination” means a termination of this Agreement by either Parent or the Company pursuant to (a) Section 7.1(h), (b) Section 7.1(c) in connection with any Law relating to Antitrust Laws or (c) Section 7.1(b) and at the time of such termination pursuant to Section 7.1(b), any of the conditions set forth in Section 6.1(b) (if the applicable Law relates to Antitrust Laws) or Section 6.1(e)(i) shall not have been satisfied and the conditions in Section 6.1(a) and Section 6.3 have been satisfied or are capable of being satisfied at or prior to the Closing, in each case of (b) and (c), if at the time of such termination, Parent shall have been in willful and material breach of its obligations with respect to Antitrust Laws under Section 5.5(b).

“Related Financing” means any debt securities, credit facilities, other indebtedness for borrowed money, equity or equity-linked securities or other financing all or a portion of which is issued or incurred by any Real Estate Financing Source to fund the consideration payable by such Real Estate Financing Source in the Sale Leaseback Transaction.

“Related Financing Agreement” means any credit agreement, indenture, purchase agreement, note or similar agreement, in each case, evidencing or relating to indebtedness to be incurred in connection with any Related Financing.

“Related Financing Commitment” means the commitment letter(s) and fee letters, including all exhibits, schedules, annexes and joinders thereto, dated as of the date of this Agreement, among the Real Estate Financing Sources and the financial institutions party thereto, in the form delivered to the Company by the Real Estate Financing Sources.

“Related Financing Sources” means the financial institutions that have committed to provide or have otherwise entered into agreements in connection with any part of the Related Financing (including the parties to any joinder agreements, credit agreements or other definitive agreements relating thereto), and their respective former, current and future direct or indirect Affiliates and each of their and their Affiliates’ representatives, shareholders, members, managers, controlling persons, general or limited partners, management companies, investment vehicles, officers, directors, employees, agents and representatives and each of their respective successors and assigns.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, consultants, advisors and other representatives, including legal counsel, accountants and financial advisors.

“Requisite Gaming Approvals” means the Gaming Approvals set forth on Section 1.1(b) of the Parent Disclosure Schedule or of the Company Disclosure Schedule, as applicable.

“Reverse Termination Fee” has the meaning set forth in Section 7.3(e).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any other Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such first Person.

“Sale Leaseback Transactions” means the transactions contemplated by the Real Estate Purchase Agreements and the Master Transaction Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Filings” has the meaning set forth in Section 4.7(a).

“Second Extended End Date” has the meaning set forth in Section 7.1(b).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Issuance” has the meaning set forth in the Recitals.

“Shortfall Number” has the meaning set forth in Section 3.1(d)(ii).

“Solvent” has the meaning set forth in Section 4.24.

“Specified Convertible Notes Indenture Amendments” has the meaning set forth in Section 5.13(c) of the Company Disclosure Schedule.

“Stock Conversion Number” has the meaning set forth in Section 3.1(d).

“Stock Election” has the meaning set forth in Section 3.1(c)(ii).

“Stock Election Consideration” has the meaning set forth in Section 3.1(c)(ii).

“Stock Election Number” has the meaning set forth in Section 3.1(d)(i).

“Stock Election Share” has the meaning set forth in Section 3.1(c)(ii).

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X promulgated by the SEC.

“Superior Proposal” means, with respect to the Company or Parent, a bona fide written Takeover Proposal (a) that the Company Board of Directors or the Parent Board of Directors, as applicable, determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the Person making such Takeover Proposal and (b) that the Company Board of Directors or the Parent Board of Directors, as applicable, determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by the other Party in response to such Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Takeover Proposal, including all conditions contained therein and the Person making such proposal, and this Agreement) is more favorable to the stockholders of the Company or Parent, as applicable, from a financial point of view than the transactions contemplated by this Agreement. For purposes of this definition, “Takeover Proposal” shall have the meaning ascribed thereto in Section 1.1, except that all references to 20% shall be changed to 50%.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Laws” has the meaning set forth in Section 4.16.

“Takeover Proposal” means, with respect to the Company or Parent, as the case may be, (a) any inquiry, proposal or offer for or with respect to (or expression by any Person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving such Party or any of its Subsidiaries whose assets, taken together, constitute 20% or more of such Party’s consolidated assets, (b) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any Person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, 20% or more of the outstanding Company Common Stock or Parent Common Stock, as applicable, or securities of such Party representing 20% or more of the voting power of such Party or (c) any inquiry, proposal or offer to (or expression by any Person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of such Party), directly or indirectly, in one or more transactions, assets or businesses of such Party or its Subsidiaries, including pursuant to a joint venture, representing 20% or more of the consolidated assets, revenues or net income of such Party, in each case, other than the Merger.

“Takeover Provisions” has the meaning set forth in Section 4.16.

“Tax” or “Taxes” means (a) all taxes, levies, imposts, duties and other similar assessments, including any income, alternative minimum or add-on tax, estimated, gross income, gross receipts, sales, use, real property transfer, documentary transfer, controlling interest, transactions, intangibles, ad valorem, value-added, escheat, franchise, registration, title, license, capital, paid-up capital, profits, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, social security, employment, excise, severance, stamp, transfer occupation, premium, recording, real property, personal property, federal highway use, commercial rent, environmental (including taxes under Section 59A of the Code), windfall profit or other tax, custom, duty or other like assessment, together with any interest, penalties, fines or additions to tax that may become payable in respect thereof imposed by any country, any Governmental Entity or subdivision or agency thereof, (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor, by Contract (other than any Contract entered into in the ordinary course of business consistent with past practice and the primary purpose of which is not the allocation or payment of Tax liability) or otherwise.

“Tax Return” means any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) supplied or required to be supplied to, or filed or required to be filed with, a Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Termination Date” has the meaning set forth in Section 5.1(a).

“Termination Fee Payment” has the meaning set forth in Section 7.3(f).

“Third-Party Consents” has the meaning set forth in Section 5.5(g).

“Ticking Fee” has the meaning set forth in Section 3.1(c)(iv)(A).

“Trade Secrets” means all trade secrets, confidential information and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code.

“UK Bribery Act” has the meaning set forth in Section 4.10(e).

“Voting Agreements” has the meaning set forth in the Recitals.

Section 1.2 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. Whenever the word “or” is used in this Agreement, it shall not be deemed exclusive. References to “$” mean U.S. dollars. References to “written” or “in writing” include any writing in electronic form. The phrases “the Company and its Subsidiaries,” “Parent and its Subsidiaries” and words of similar import when used in this Agreement shall be deemed to be followed by the words “taken as a whole.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time may be amended, modified or supplemented, including by succession of comparable successor statutes (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). When used in reference to information or documents, other than with respect to any information or documents publicly available on the SEC’s Electronic Data Gathering and Retrieval System, the terms “made available,” “provided” and “delivered” mean that the information or documents referred to have been made available in the virtual data rooms established by the Company or Parent, as applicable, by no later than the day prior to the date of this Agreement. The inclusion of any item in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. At the Effective Time, upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under the Laws of the State of Delaware as the surviving company in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place by electronic exchange of documents on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), or at such other place, date and time as the Company and Parent may agree in writing: provided, however, that if the Marketing Period has not ended at such time, the Closing shall occur instead on (a) the earlier to occur of (i) any Business Day during the Marketing Period to be specified by Parent to the Company on no less than three (3) Business Days’ written notice and (ii) the third Business Day following the last day of the Marketing Period or (b) such other date and time as agreed to in writing by Parent and the Company; provided, further, that if the End Date occurs on or prior to such third (3rd) Business Day, then the Closing shall occur on the End Date if the conditions set forth in Article VI are satisfied or waived (to the extent permitted by applicable Law and other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions) as of the End Date and the Marketing Period has ended at such time. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3 Effective Time. Promptly following the Closing, the Company and Merger Sub shall cause to be filed with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed and filed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL, in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as the Company and Parent may agree and specify in the Certificate of Merger, executed and filed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL (the time the Merger becomes effective, the “Effective Time”).

Section 2.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, claims, obligations, liabilities and duties of the Company and Merger Sub shall become the debts, claims, obligations, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 2.5 Governing Documents.

(a) In the event that the Delaware Conversion Approval is not obtained but subject to the receipt of the Parent Charter Amendment Approval, at the Effective Time, Parent shall cause its Governing Documents to be amended and restated in their entirety in the forms attached hereto as Exhibit A-1 (the “Parent A&R Charter”) and Exhibit A-2, and as so amended shall be the Governing Documents of Parent until thereafter amended in accordance with the provisions thereof and applicable Law. Notwithstanding the foregoing, if the Delaware Conversion Approval is obtained, then Section 5.18 shall apply.

(b) At the Effective Time, the Governing Documents of the Surviving Corporation shall be amended and restated in their entirety in the forms attached hereto as Exhibit A-3 and Exhibit A-4, and as so amended shall be the Governing Documents of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 2.6 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then the Parties and the Surviving Corporation and their respective officers and directors, as applicable, shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares or securities of Parent or the Company:

(a) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancellation of Certain Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company, and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, any of its Subsidiaries or Merger Sub, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (any such shares, “Cancelled Shares”), and no consideration shall be delivered in exchange therefor or in respect thereof.

(c) Conversion of Company Common Stock. Subject to the other provisions of this Article III, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares), including the Escrow Trust Shares, shall be converted automatically into, and shall thereafter represent, the right to receive, at the election of the holder of such share of

Company Common Stock pursuant to the procedures set forth in Section 3.2 and subject to any proration in accordance with Section 3.1(d), any of the following forms of consideration (the “Merger Consideration”):

(i) Cash Election Shares. Each share of Company Common Stock with respect to which an election to receive cash (a “Cash Election”) has been properly made and has not been properly revoked (each, a “Cash Election Share”) shall be converted into the right to receive the Per Share Amount in cash (without interest) (the “Cash Election Consideration”), subject to adjustment in accordance with Section 3.3(b).

(ii) Stock Election Shares. Each share of Company Common Stock with respect to which an election to receive stock consideration (a “Stock Election”) has been properly made and has not been properly revoked (each, a “Stock Election Share”) shall be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.3(b) (the “Stock Election Consideration”).

(iii) No Election Shares. Each No Election Share shall be converted into the right to receive the Cash Election Consideration or the Stock Election Consideration as determined in accordance with Section 3.1(d), subject to adjustment in accordance with Section 3.3(b) (the “No Election Consideration”).

(iv) Definitions.

(A) “Aggregate Cash Amount” means the product of (1) the Aggregate Company Share Amount and (2) the sum of (x) $8.40 plus (y) if the condition set forth in Section 6.1(e)(i) remains unsatisfied on March 25, 2020, an amount equal to $0.003333 (the “Ticking Fee”) multiplied by the number of days during the period beginning on March 25, 2020 and ending on the Closing Date; provided, however, that the Ticking Fee shall not apply during any day in which the condition set forth in Section 6.1(e)(i) shall have been satisfied and the condition set forth in Section 6.3(e) remains unsatisfied.

(B) “Aggregate Company Share Amount” means 682,161,838 shares of Company Common Stock; provided, however, that the “Aggregate Company Share Amount” shall be (1) increased by the number of shares of Company Common Stock that are issued, from and after the date hereof and prior to the Effective Time, pursuant to (A) the exercise of Company Options and other Company Equity Awards either (x) outstanding as of the date hereof or (y) issued after the date hereof pursuant to and in compliance with the terms of this Agreement or (B) conversion of the Company’s outstanding 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”) and (2) decreased in the event any shares of Company Common Stock become Cancelled Shares pursuant to Section 3.1(e).

(C) “Aggregate Parent Share Amount” means 61,326,350 shares of Parent Common Stock; provided, however, that the “Aggregate Parent Share Amount” shall be (1) increased by the number of shares of Company Common Stock that are issued, from and after the date hereof and prior to the Effective Time, pursuant to (A) the exercise of Company Options and other Company Equity Awards either (x) outstanding as of the date hereof or (y) issued after the date hereof pursuant to and in compliance with the terms of this Agreement or (B) conversion of the Convertible Notes and (2) decreased in the event any shares of Company Common Stock become Cancelled Shares pursuant to Section 3.1(e), in each case on a basis of 0.0899 additional shares of Parent Common Stock for each share of Company Common Stock so issued or cancelled.

(D) “Closing Transaction Value” means the sum of (1) the Aggregate Cash Amount and (2) the product of the Aggregate Parent Share Amount and the Parent Common Stock VWAP.

(E) “Exchange Ratio” means the quotient, rounded to the nearest one ten-thousandth, of (1) the Per Share Amount divided by (2) the Parent Common Stock VWAP.

(F) “Parent Common Stock VWAP” means the volume weighted average price of a share of Parent Common Stock for a ten (10) trading day period, starting with the opening of trading on the eleventh (11th) trading day prior to the anticipated Closing Date to the closing of trading on the second (2nd) to last trading day prior to the anticipated Closing Date, as reported by Bloomberg Finance L.P.

(G) “Per Share Amount” means the quotient, rounded to the nearest one-tenth of a cent, obtained by dividing (1) the Closing Transaction Value by (2) the Aggregate Company Share Amount.

(d) Proration. Notwithstanding anything to the contrary in this Agreement, the total number of shares of Company Common Stock that will be converted into the Stock Election Consideration (the “Stock Conversion Number”) shall be equal to the quotient obtained by dividing (x) the Aggregate Parent Share Amount by (y) the Exchange Ratio. All other shares of Company Common Stock shall be converted into the right to receive the Cash Election Consideration (in each case, excluding Dissenting Shares and Cancelled Shares). Within ten (10) Business Days after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive the Stock Election Consideration and the Cash Election Consideration as follows:

(i) If the aggregate number of shares of Company Common Stock with respect to which a Stock Election shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then (1) all Cash Election Shares and all No Election Shares of each holder thereof shall be converted into the right to receive the Cash Election Consideration, and (2) Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Election Consideration in respect of that number of Stock Election Shares equal to the product of (A) the number of Stock Election Shares held by such holder and (B) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Election Consideration.

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number, the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Election Consideration and the No Election Shares and Cash Election Shares shall be treated in the following manner:

(A) If the Shortfall Number is less than or equal to the number of No Election Shares, then (1) all Cash Election Shares shall be converted into the right to receive the Cash Election Consideration and (2) No Election Shares of each holder thereof shall convert into the right to receive the Stock Election Consideration in respect of that number of No Election Shares equal to the product of (x) the number of No Election Shares held by such holder and (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of No Election Shares, with the remaining number of such holder’s No Election Shares being converted into the right to receive the Cash Election Consideration; or

(B) If the Shortfall Number exceeds the number of No Election Shares, then (1) all No Election Shares shall be converted into the right to receive the Stock Election Consideration and (2) Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Election Consideration in respect of that number of Cash Election Shares equal to the product of (x) the number of Cash Election Shares held by such holder and (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of No Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Election Consideration.

(e) Treatment of Company Common Stock. From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 3.1 shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the

Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive (x) the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 3.1 and (y) any dividends or other distributions to which holders of Company Common Stock shall become entitled in accordance with Section 3.5(d).

Section 3.2 Election Procedure for Company Common Stock.

(a) Election Form. Not less than thirty (30) days prior to the anticipated Effective Time or on such other date as Parent and the Company mutually agree (the “Mailing Date”), the Company shall mail an election form and other appropriate and customary transmittal materials, in such form mutually acceptable to Parent and the Company (the “Election Form”), to each holder of record of shares of Company Common Stock (other than any Cancelled Shares and any Dissenting Shares) as of a record date that is five (5) Business Days prior to the Mailing Date or such other date as mutually agreed to by Parent and the Company.

(b) Choice of Election. Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) to specify (i) the number of shares of Company Common Stock with respect to which such holder elects to receive the Stock Election Consideration, (ii) the number of shares of Company Common Stock with respect to which such holder elects to receive the Cash Election Consideration or (iii) that such holder makes no election with respect to such holder’s shares of Company Common Stock. Any shares of Company Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York time, on the second (2nd) Business Day prior to the Effective Time or such other time as mutually agreed by Parent and the Company (the “Election Deadline”) shall be deemed to be No Election Shares. Parent shall publicly announce the anticipated Election Deadline at least five (5) Business Days prior to the Election Deadline. If the Effective Time is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date (which shall be the second (2nd) Business Day prior to the Effective Time or such other date as mutually agreed to by Parent and the Company), and Parent shall promptly announce any such delay and, when determined, the rescheduled Election Deadline. For the purposes of this Agreement, “No Election Share” means each share of Company Common Stock for which (i) no election to receive Cash Election Consideration or Stock Election Consideration has been properly made, or no Election Form has been properly returned, in accordance with the terms of this Section 3.2, (ii) an Election Form specifies that the holder thereof makes no election with respect to such share or (iii) an election to receive Cash Election Consideration or Stock Election Consideration has been properly revoked in accordance with the terms of this Section 3.2. Shares of Company Common Stock that are Escrow Trust Shares at the Election Deadline shall be treated as No Election Shares.

(c) New Holders. Parent shall make available one (1) or more Election Forms as may reasonably be requested from time to time by all Persons who become holders or beneficial owners of shares of Company Common Stock during the Election Period, and the Company shall provide the Exchange Agent all information reasonably necessary for it to perform its duties as specified herein.

(d) Revocations; Exchange Agent. Any election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form during the Election Period. After a Cash Election or a Stock Election has been properly made with respect to any shares of Company Common Stock, any subsequent transfer of such shares of Company Common Stock shall automatically revoke such election. Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the shares of Company Common Stock represented by such Election Form shall be deemed to be No Election Shares, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of the Parties or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

Section 3.3 Payment for Securities; Exchange of Company Common Stock.

(a) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“DGCL 262” and any such shares meeting the requirement of this sentence, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall be converted into the right to receive payment of such amounts as are payable in accordance with DGCL 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares to the extent afforded by DGCL 262); provided, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under DGCL 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration. The Company shall give prompt written notice to Parent of any demands received by the Company for fair value of any shares of Company Common Stock pursuant to DGCL 262 and of any withdrawals of such demands, and, to the extent permitted by applicable Law, Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(b) Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration, the number of shares of Parent Common Stock to be delivered in the Merger, the Cash Election Consideration, the Stock Election Consideration, the No Election Consideration, the Aggregate Company Share Amount, the Aggregate Parent Share Amount and the Exchange Ratio, as the case may be, shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 3.3(b) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger upon the surrender for exchange of Certificates or with respect to Book-Entry Shares or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Each holder of Company Common Stock or a Company Equity Award converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares evidenced by the Certificates and Book-Entry Shares delivered by such holder) shall receive from Parent, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Common Stock VWAP (rounded down to the nearest penny).

Section 3.4 Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”), the identity and the terms of appointment of which to be reasonably acceptable to the Company, for the payment of the Merger Consideration and shall enter into an agreement relating to the Exchange Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to the Company.

Section 3.5 Exchange of Shares.

(a) Deposit of Company Merger Consideration. Substantially concurrently with the Effective Time, but in no event later than the wire cut off deadline on the Closing Date, Parent shall deposit, or shall cause to be deposited (including by the Surviving Corporation), with the Exchange Agent (i) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the full number of whole shares of Parent Common Stock sufficient to deliver the stock portion of the aggregate Merger Consideration, (ii) cash in an amount sufficient to pay the cash portion of the aggregate Merger Consideration, in each case, payable in the Merger to all holders of Company Common Stock and (iii) to the extent applicable, cash in an amount sufficient for payment in lieu of fractional shares in accordance with Section 3.3(c). As needed from time to time after the Effective Time, Parent shall deposit, or shall cause to be deposited (including by Parent or the Surviving Corporation), with the Exchange Agent any dividends or other distributions with respect to Parent Common Stock to which holders of Company Common Stock become entitled pursuant to Section 3.5(d). Such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are referred to collectively in this Agreement as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within five (5) Business Days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 3.1(c) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon, (A) with respect to shares evidenced by Certificates, delivery of the Certificates (or affidavits of loss in lieu thereof) and (B) with respect to Book-Entry Shares, proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), as applicable, to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.5(d).

(c) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive, within two (2) Business Days following the later to occur of (i) the Effective Time or (ii) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.5(d). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 3.5(c), each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.5(d).

(d) Treatment of Unexchanged Shares. Whenever a dividend or other distribution is declared or made after the date of this Agreement with respect to any shares of Parent Common Stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all such shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into cash and shares of Parent Common Stock pursuant to Section 3.1(c) until such holder shall surrender such share in accordance with this Section 3.5(d). After the surrender in accordance with this Section 3.5(d) of a share of Company Common Stock to be converted into cash and shares of Parent Common Stock pursuant to Section 3.1(c), the holder thereof shall be entitled to receive (in addition to the Merger Consideration payable to such holder pursuant to this Article III) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of Parent Common Stock represented by such share of Company Common Stock.

(e) No Further Ownership Rights. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article III upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificates or Book-Entry Shares in accordance with Section 3.5(c) (together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 3.5(d)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.

(f) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to this Article III, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund, and such investments shall only be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations of issuers organized under the Laws of a state of the United States of America, rated A-1 or P-1 or better by S&P Global Ratings or Moody’s Investors Service, Inc., respectively. Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Common Stock and (ii) applied promptly to making the payments pursuant to Section 3.1. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1, except as expressly provided for in this Agreement. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article III shall thereafter look only to Parent or the Surviving Corporation (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions that such holder has the right to receive pursuant to this Article III without any interest thereon.

(h) No Liability. None of the Parties or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article III that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of a Certificate, a Book-Entry Share or a Company Equity Award pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Entity and shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate, Book-Entry Share or Company Equity Award in respect of which such deduction or withholding was made.

(j) Lost Certificates. If any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 3.5(g), Parent) shall deliver, in exchange for such lost, stolen, mutilated or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

(k) Deferred Shares of Company Common Stock. Notwithstanding anything herein to the contrary, the Merger Consideration applicable to any shares of Company Common Stock, the delivery of which has been previously deferred pursuant to a valid deferral election under a non-qualified deferred compensation plan of the Company, shall be delivered at the time or time(s) set forth in the applicable deferral election, in accordance with Section 409A of the Code.

Section 3.6 Company Equity Awards.

(a) Company RSUs. Immediately prior to the Effective Time, each Company RSU that is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Parent as of the Effective Time and converted into a restricted unit award of Parent (each, an “Assumed Company Restricted Unit Award”). Each Assumed Company Restricted Unit Award shall cover that number of whole shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock underlying the applicable Company RSU immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Parent Common Stock. Except as otherwise provided in this Section 3.6(a), each Assumed Company Restricted Unit Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU immediately prior to the Effective Time. Notwithstanding the foregoing, if the original terms and conditions applicable to a Company RSU granted under a Company Stock Plan do not expressly provide for the treatment of such Company RSU upon a termination of employment that occurs following a “change in control” or “corporate transaction” (as such terms are used in an applicable Company Stock Plan, or the award agreement, as applicable), then, upon such Company RSU becoming an Assumed Company Restricted Unit Award, the terms set forth on Section 3.6 of the Company Disclosure Schedule shall be deemed to apply to such Assumed Company Restricted Unit Award; provided, that all other terms and conditions applicable to such Company RSU shall continue to apply unaffected.

(b) Company PSUs.

(i) Immediately prior to the Effective Time, with respect to each outstanding Company PSU that, pursuant to its terms, requires accelerated vesting as of the Effective Time, the restrictions and vesting conditions applicable to such Company PSU shall lapse in accordance with the terms thereof and each such Company PSU shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted as of the Effective Time into the right to receive, with respect to each share of Company Common Stock underlying such Company PSU, the Cash Election Consideration. The Cash Election Consideration, less applicable Tax withholdings, shall be paid or provided to the holder of such Company PSU as soon as reasonably practicable following the Closing Date, but in no event later than ten (10) Business Days following the Closing Date.

(ii) Immediately prior to the Effective Time, with respect to each outstanding Company PSU that, pursuant to its terms, does not require accelerated vesting as of the Effective Time (and which is therefore not converted into the right to receive the Cash Election Consideration pursuant to Section 3.6(b)(i)), such Company PSU shall, by virtue of the Merger and without further action on the part of the holder thereof, be treated as follows:

(A) Company PSUs or portions thereof that are eligible to vest in respect of (I) performance conditions that are not based on share or market price and (II) performance achieved during the year in which the Closing occurs, shall vest based on the level of actual performance achievement of the applicable performance criteria through the end of the month immediately preceding the month in which the Closing occurs, as proportionately extrapolated through the remainder of the applicable performance period (as determined by the Compensation Committee of the Company Board of Directors, in its reasonable discretion and in consultation with Parent), and shall be converted as of the Effective Time into the right to receive, with respect to each share of Company Common Stock underlying the vested portion of such Company PSU, the Cash Election Consideration. The Cash Election Consideration, less applicable Tax withholdings, shall be paid or provided to the holder of such Company PSU as soon as reasonably practicable following the Closing Date, but in no event later than ten (10) Business Days following the Closing Date. Any such Company PSUs which do not become vested pursuant to this Section 3.6(b)(ii)(A) shall be cancelled as of the Effective Time without consideration.

(B) Company PSUs or portions thereof that are eligible to vest in respect of (I) performance conditions that are not based on stock or market price and (II) a performance period that has not yet commenced as of the Effective Time, shall vest based on deemed achievement at the “target” level performance, and shall be converted as of the Effective Time into the right to receive, with respect to each share of Company Common Stock underlying the vested portion of such Company PSU, the Cash Election Consideration. The Cash Election Consideration, less applicable Tax withholdings, shall be paid or provided to the holder of such Company PSU as soon as reasonably practicable following the Closing Date, but in no event later than ten (10) Business Days following the Closing Date. Any such Company PSUs which do not become vested pursuant to this Section 3.6(b)(ii)(B) shall be cancelled as of the Effective Time without consideration

(C) Company PSUs that are eligible to vest in respect of performance conditions that are based on stock or market price (each, a “Company Market-PSU”) shall, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Parent as of the Effective Time and converted into a performance-based restricted unit award of Parent (each, an “Assumed Company Performance Unit Award”). Each Assumed Company Performance Unit Award shall cover that number of whole shares of Parent Common Stock equal to the product of (I) the number of shares of Company Common Stock underlying the applicable Company Market-PSU immediately prior to the Effective Time, multiplied by (II) the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Parent Common Stock. The stock-based or market-based performance conditions applicable to each Assumed Company Performance Unit Award shall be equal to the quotient obtained by dividing (x) the applicable stock-based or market-based performance target(s) of the applicable Company Market-PSU immediately prior to the Effective Time by (y) the Exchange Ratio (or, if the applicable stock-based or market-based performance target(s) are determined as a percentage or multiple of an initial value, then instead such initial value shall instead be divided by the Exchange Ratio). Except as otherwise provided in this Section 3.6(b)(ii)(C), each Assumed Company Performance Unit Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company PSU immediately prior to the Effective Time. Notwithstanding the foregoing, if the original terms and conditions applicable to a Company Market-PSU granted under a Company Stock Plan do not expressly provide for the treatment of such Company Market-PSU upon a termination of employment that occurs following a “change in control” or “corporate transaction” (as such terms are used in an applicable Company Stock Plan, or the award agreement, as applicable), then, upon such Company Market-PSU becoming an Assumed Company Performance Unit Award, the terms set forth on Section 3.6 of the Company Disclosure Schedule shall be deemed to apply to such Assumed Company Performance Unit Award; provided, that all other terms and conditions applicable to such Company Market-PSU shall continue to apply unaffected.

(c) Company Options.

(i) Subject to Section 3.6(c)(i) of the Company Disclosure Schedule, immediately prior to the Effective Time, each Company Option or portion thereof that (A) is then outstanding and unexercised, (B) is vested and exercisable as of immediately prior to the Effective Time pursuant to its terms and (C) has a per share exercise price less than the Cash Election Consideration, shall, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled as of the Effective Time and converted into the right to receive the Company Option Consideration. The Company Option Consideration, less applicable Tax withholdings, shall be paid or provided to the holder of such Company Option as soon as reasonably practicable following the Closing Date, but in no event later than ten (10) Business Days following the Closing Date. The “Company Option Consideration” with respect to any Company Option shall be equal to the product of (I) the Company Option Net Shares of such Company Option, multiplied by (II) the Cash Election Consideration. The “Company Option Net Shares” of any Company Option shall be equal to the quotient of (x) the product of (1) the excess of (X) the Cash Election Consideration over (Y) the applicable per share exercise price of such Company Option, multiplied by (2) the total number of shares of Company Common Stock subject to the vested portion of such Company Option, divided by (y) the Per Share Amount.

(ii) Immediately prior to the Effective Time, with respect to each outstanding and unexercised Company Option or portion thereof that is not cancelled pursuant to Section 3.6(c)(i), such Company Option or portion thereof shall, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Parent as of the Effective Time and converted into a stock option representing the right to acquire shares of Parent Common Stock (each, an “Assumed Company Option”). The number of shares of Parent Common Stock subject to each Assumed Company Option shall be equal to (A) the number of shares of Company Common Stock that were subject to such Company Option or the portion thereof which was not cancelled pursuant to Section 3.6(c)(i), multiplied by (B) the Exchange Ratio, with the result rounded down to the nearest whole number of shares of Parent Common Stock. The per share exercise price of each Assumed Company Option shall be equal to (I) the per share exercise price of such Company Option, divided by (II) the Exchange Ratio, with the result rounded up to the nearest whole cent. Except as otherwise provided in this Section 3.6(c)(ii), each Assumed Company Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Option or portion thereof which was not cancelled pursuant to Section 3.6(c)(i), immediately prior to the Effective Time. Notwithstanding the foregoing, if the original terms and conditions applicable to a Company Option granted under a Company Stock Plan do not expressly provide for the treatment of such Company Option upon a termination of employment that occurs following a “change in control” or “corporate transaction” (as such terms are used in an applicable Company Stock Plan, or the award agreement, as applicable), then, upon such Company Option becoming an Assumed Company Option, the terms set forth on Section 3.6 of the Company Disclosure Schedule shall be deemed to apply to such Assumed Company Option; provided, that all other terms and conditions applicable to such Company Option shall continue to apply unaffected.

(d) Company Actions. Notwithstanding anything in this Section 3.6, in the event the Company determines, in its discretion, to treat any Company PSUs in a manner that varies from the treatment outlined in Section 3.6(b), the Company may take any such actions necessary or appropriate to effect such determination. Prior to the Effective Time, the Company shall take all actions necessary (including adopting resolutions of the Company Board of Directors or any committee thereof) to effectuate the treatment of the Company Equity Awards contemplated by this Section 3.6. Parent shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to the settlement of Assumed Company Restricted Unit Awards, Assumed Company Performance Unit Awards and Assumed Company Options pursuant to this Section 3.6. Parent shall file with the SEC, as soon as practicable following the Effective Time, a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor form) relating to such shares of Parent Common Stock. Any conversion of Company Equity Awards pursuant to this Section 3.6 shall be done in a manner consistent with Section 409 of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Except as Previously Disclosed, (a) the Company hereby represents and warrants to Parent and Merger Sub (other than with respect to the representations and warranties set forth in Section 4.1(b), Section 4.2(b), Section 4.2(c), Section 4.3(e), Section 4.5(c), Section 4.5(d), Section 4.9(b), Section 4.20(a), Section 4.22, Section 4.23 and Section 4.24, which are made exclusively by Parent or Merger Sub, as applicable), (b) Parent hereby represents and warrants to the Company (other than with respect to the representations and warranties set forth in Section 4.1(a), Section 4.2(a), Section 4.5(b) and Section 4.20(b), which are made exclusively by the Company) and (c) Merger Sub hereby represents and warrants to the Company (only with respect to the representations and warranties set forth in Section 4.1(b), Section 4.1(c), Section 4.3(e), Section 4.5(a), Section 4.5(d), Section 4.6(b), Section 4.9(b), Section 4.23(b) and Section 4.24 through Section 4.27), in each case, as follows:

Section 4.1 Organization, Standing and Authority.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) (i) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada and (ii) Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(c) It is duly qualified to do business and is in good standing in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified, except where the failure to be so qualified or to be in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable. Such Party has made available to Parent (in the case of the Company) or the Company (in the case of Parent and Merger Sub) a complete and correct copy of its Governing Documents, each as amended to the date hereof, and such Governing Documents are in full force and effect as of the date hereof.

Section 4.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 2,000,000,000 shares of Company Common Stock and 125,000,000 shares of Company Preferred Stock. As of the date of this Agreement, 682,161,838 shares of Company Common Stock (which number includes 8,276,428 Escrow Trust Shares) were outstanding, and no shares of Company Preferred Stock were outstanding. As of the date of this Agreement, 8,299,336 shares of Company Common Stock are subject to Company Options, 12,233,304 shares of Company Common Stock are subject to Company RSUs, and 4,465,147 shares of Company Common Stock are subject to Company PSUs (consisting of 1,066,848 Company PSUs that vest based on market conditions (assuming maximum level achievement) and 3,398,299 Company PSUs that vest based on performance conditions (assuming maximum level achievement)). As of the date of this Agreement, 4,248,265 shares of Company Common Stock were reserved for future grants under the Company Stock Plans, 8,057,879 shares are outstanding under the 2012 Plan, 14,441,380 shares are outstanding under the 2017 Plan, 16,250 shares are outstanding under the 2014 Plan, and 359 shares are outstanding under the Caesars Entertainment Corporation Management Equity Incentive Plan. All outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Upon any issuance of any shares of Company Common Stock in accordance with the terms of the Company Stock Plans, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens (other than Liens pursuant to applicable securities Laws and Gaming Laws). Except as set forth above and except for shares issuable pursuant to the Company Stock Plans, as of the date of this Agreement, there are no shares of Company Stock reserved for issuance. Except as set forth above, the Company does not have any Rights outstanding with respect to Company Stock, and the Company does not have any commitment to authorize, make grants in respect of, issue or sell any Company Stock or Rights, except as required by this Agreement. As of the date of this Agreement, the Company has no contractual obligations to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Company Stock. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which its stockholders may vote are issued and outstanding.

(b) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock. As of the date of this Agreement, 77,719,956 shares of Parent Common Stock were outstanding. As of the date of this Agreement, no more than 1,939,778 shares of Parent Common Stock are subject to Parent Options or other Rights in respect of Parent Common Stock, and no more than 3,642,537 shares of Parent Common Stock were reserved for future grants under the Parent Stock Plans. All outstanding shares of Parent Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). Upon any issuance of any shares of Parent Common Stock in accordance with the terms of the Parent Stock Plans, such shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens (other than Liens pursuant to applicable securities Laws and Gaming Laws). Except as set forth above and except for shares issuable pursuant to the Parent Stock Plans, as of the date of this Agreement, there are no shares of Parent Common Stock reserved for issuance, Parent does not have any Rights outstanding with respect to Parent Common Stock, and Parent does not have any commitment to authorize, issue or sell any Parent Common Stock or Rights, except pursuant to this Agreement, outstanding Parent Options and the Parent Stock Plans. As of the date of this Agreement, Parent has no contractual obligations to redeem, repurchase or otherwise acquire, or to register with the SEC, any shares of Parent Common Stock. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which its stockholders may vote are issued and outstanding.

(c) The shares of Parent Common Stock to be issued in the Merger have been duly authorized and, when issued in accordance with the terms of this Agreement, will be (i) validly issued, fully paid and nonassessable shares of capital stock and subject to no preemptive rights and (ii) duly listed on Nasdaq, subject to official notice of issuance.

Section 4.3 Subsidiaries.

(a) It has Previously Disclosed a list of all of its Significant Subsidiaries.

(b) (i) It and each of its Subsidiaries owns, directly or indirectly, all the outstanding equity securities of each of its Subsidiaries free and clear of any Liens (other than Liens pursuant to applicable securities Laws, Gaming Laws and inchoate tax Liens), (ii) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise, (iii) there are no Contracts by which it or any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly owned Subsidiaries), (iv) there are no Contracts relating to its rights to vote or to dispose of such securities and (v) all the equity securities of each Subsidiary held by it or its Subsidiaries have been duly authorized and are validly issued and outstanding, and if such Subsidiary is a corporation, fully paid and nonassessable.

(c) Each of its Subsidiaries has been duly organized, is validly existing and in good standing under the Laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or its conduct of business requires it to be so qualified, except where the failure to be so qualified or to be in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable.

(d) It has Previously Disclosed (i) a list of all equity securities (other than equity securities of its Subsidiaries) that it and its Subsidiaries own, control or hold for their own account and (ii) a list of all bonds, debentures, notes or other similar obligations that it or any of its Subsidiaries has issued.

(e) As of the date of this Agreement and as of immediately prior to the Effective Time, Merger Sub is a wholly owned direct Subsidiary of Parent. Since its date of incorporation, Merger Sub has not carried on any business or incurred any liabilities, nor has Merger Sub conducted any operations, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.4 Power. It and each of its Subsidiaries has the corporate (or comparable) power and authority to carry on their respective businesses as such businesses are now being conducted and to own all their respective properties and assets, except where the failure to have such power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable.

Section 4.5 Authority.

(a) It has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and the Voting Agreements (in the case of the Company and Parent) and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement and the Voting Agreements (in the case of the Company and Parent), and the consummation of the transactions contemplated hereby, including the Merger, by it, have been duly and validly authorized by all necessary corporate action (including valid authorization and approval of this Agreement by its duly constituted board of directors), subject only to the receipt of (i) in the case of the Company, the adoption of the agreement of merger (as such term is defined in Section 251 of the DGCL) contained in this Agreement and the approval of the Merger by the holders of at least a majority of all of the outstanding shares of Company Common Stock in accordance with the Company’s Governing Documents (collectively, the “Company Stockholder Approval”), and (ii) in the case of Parent, the approval of the Share Issuance by the affirmative vote of a majority of votes cast by holders of Parent Common Stock (the “Parent Stockholder Approval”), (x) the approval of the Parent A&R Charter by the holders of at least a majority of all of the outstanding shares of Parent Common Stock in accordance with Parent’s Governing Documents (the “Parent Charter Amendment Approval”) and (y) the approval of the Delaware Conversion by the holders of at least a majority of all of the outstanding shares of Parent Common Stock in accordance with Parent’s Governing Documents (the “Delaware Conversion Approval”). Assuming due authorization, execution and delivery of this Agreement and the Voting Agreements (in the case of the Company and Parent) by the other Parties, this Agreement and each Voting Agreement (in the case of the Company and Parent) represents a legal, valid and binding obligation of it, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any Action may be brought).

(b) On or prior to the date of this Agreement, the Company Board of Directors has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that it is fair to, and in the best interests of, the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by the stockholders of the Company and to submit this Agreement to the stockholders of the Company for adoption (the “Company Recommendation”).

(c) On or prior to the date of this Agreement, the Parent Board of Directors has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that it is fair to, and in the best interests of, Parent and its stockholders, and declared it advisable, to enter into this Agreement, (ii) adopted and approved the execution, delivery and performance by Parent of this Agreement and, for purposes of Sections 78.438-439 of the NRS, the Parent Stockholder Voting Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Share Issuance, and (iii) resolved to recommend the approval by its stockholders of the Share Issuance, the Delaware Conversion and the Parent A&R Charter and to submit the Share Issuance, the Delaware Conversion and the Parent A&R Charter to the stockholders of Parent for approval (the “Parent Recommendation”).

(d) On or prior to the date of this Agreement, the Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that it is fair to, and in the best interests of, Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub and to submit this Agreement to such stockholder for adoption, and Parent, as the sole stockholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and has adopted this Agreement.

Section 4.6 Regulatory Approvals; No Conflict.

(a) No consent from any Governmental Entity, including any Gaming Authority, is required to be made or obtained by it in connection with the execution, delivery and performance by such Party of its obligations under this Agreement and the other agreements, documents and instruments to which such Party is or will be a party, or the consummation by such Party of the transactions contemplated hereby and thereby, except for (i) filings of applications and notices with, and receipt of approvals or nonobjections from, the SEC, the state securities authorities and applicable securities exchanges, (ii) filing of the S-4 and the Joint Proxy Statement/Prospectus with the SEC and declaration by the SEC of the effectiveness of the S-4 under the Securities Act, (iii) the filing of the Certificate of Merger, (iv) the filing of the Certificate of Conversion with the Secretary of State of the State of Delaware and the Articles of Conversion with the Secretary of State of the State of Nevada in connection with the Delaware Conversion, if the Delaware Conversion Approval is obtained, (v) such filings with applicable securities exchanges as are necessary to obtain the listing authorizations contemplated by this Agreement, (vi) filings required to be made pursuant to the HSR Act and any other filings that may be required under any other applicable Antitrust Law, (vii) the Requisite Gaming Approvals and (viii) consents required under liquor Laws and licenses, if any.

(b) Subject to receipt of the regulatory consents and approvals referred to in Section 4.6(a), the expiration of related waiting periods and required filings under federal and state securities Laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, or give rise to any Lien or give any third Person any acceleration of remedies, penalty, increase in benefit payable or right of termination under, any applicable Law, or any Order, governmental permit or license, or Contract of it or of any of its Subsidiaries or to which it or any of its Subsidiaries or any of their respective properties is subject or bound, (ii) constitute a breach or violation of its or any of its Significant Subsidiaries’ Governing Documents or (iii) require any consent or approval of a third Person under any such Law, Order, governmental permit or license, or Contract, except in the case of clauses (i) and (iii), for such breaches, violations, defaults, creations, accelerations, penalties, increases, consents or approvals the failure of which to make or obtain has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable.

Section 4.7 Financial Reports and Regulatory Documents; Material Adverse Effect.

(a) Such Party’s Annual Reports on Form 10-K (as amended) for the fiscal years ended December 31, 2017 and 2018, and all other reports, registration statements, definitive proxy statements or information statements filed by such Party or any of its Subsidiaries subsequent to December 31, 2018 under the Securities Act or under the Exchange Act (as amended, collectively, “SEC Filings”), in the form filed with the SEC as of the date filed, (i) complied (and any SEC Filings filed after the date hereof will comply) in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not (and any SEC Filings filed after the date hereof will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, taken as a whole and in the light of the circumstances under which they were made, not materially misleading. Each of the balance sheets contained in or incorporated by reference into any such SEC Filing (including the related notes and schedules thereto) fairly presented (and any such statements contained in any SEC Filings filed after the date hereof will fairly present) in all material respects such Party’s financial position and that of its Subsidiaries on a consolidated basis as of the date of such statement, and each of the statements of operations, comprehensive income/(loss), stockholders’ equity/(deficit) and cash flows or equivalent statements in such SEC Filing (including any related notes and schedules thereto) fairly presented (and any such statements contained in any SEC Filings filed after the date hereof will fairly present) in all material respects the results of operations and changes in income, stockholders’ equity and cash flows, as the case may be, of such Party and its Subsidiaries on a consolidated basis for the periods to which those statements relate, in each case, in accordance with GAAP consistently applied during the periods involved, except as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(b) It and its Subsidiaries have no liabilities, whether or not accrued, contingent or otherwise, that would be required to be reflected or reserved against on, or disclosed in, a consolidated balance sheet of it and its Subsidiaries prepared in accordance with GAAP, other than those reflected or reserved against in its balance sheets (and the notes thereto) included in such Party’s SEC Filings filed prior to the date of this Agreement and those incurred in the ordinary course of business consistent with past practice since December 31, 2018, except for such liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable.

(c) From December 31, 2018 through the date of this Agreement, (i) it and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby), and (ii) no event has occurred or circumstance has arisen that, individually or taken together with all other facts, circumstances and events (described in this Article IV or otherwise), has had, or would reasonably be expected to have, a Material Adverse Effect with respect to it. Neither it nor any of its Subsidiaries is a party to any material “off-balance sheet arrangement” as defined in Item 303(a)(4) of Regulation S-K.

(d) Such Party has made available to the Company (in the case of Parent) and Parent (in the case of the Company) true, correct and complete copies of all material written correspondence between the SEC and such Party and any of such Party’s Subsidiaries occurring since December 31, 2018 and prior to the date hereof. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of such Party’s SEC Filings. None of its Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Section 4.8 Litigation. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable, there is no (a) Action pending or, to its knowledge, threatened in writing against or affecting it or any of its Subsidiaries or (b) Order imposed upon or entered into by it, any of its Subsidiaries or the assets of it or any of its Subsidiaries.

Section 4.9 Regulatory Matters; Licensure.

(a) Neither it nor any of its Subsidiaries is subject to, or has been advised that it is reasonably likely to become subject to, any special procedures or restrictions imposed by any written Orders, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any board resolutions at the request of, any Governmental Entity charged with the supervision or regulation of it or any of its Subsidiaries, other than procedures or restrictions imposed by any Gaming Authority in the ordinary course of business consistent with past practice. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable, there are no formal or informal investigations relating to any regulatory matters pending before any Governmental Entity with respect to it or its Subsidiaries, other than investigations by any Gaming Authority in the ordinary course of business consistent with past practice.

(b) None of Parent, Merger Sub or any of their respective officers, directors, partners, managers, members, principals or Affiliates that may reasonably be considered in the process of determining the suitability of Parent and Merger Sub for a Gaming Approval by a Gaming Authority, or any holders of capital stock or other equity interests of Parent or Merger Sub who will be required to be licensed or found suitable under applicable Gaming Laws (the foregoing persons collectively, the “Licensing Affiliates”), has ever abandoned or withdrawn (in each case, in response to a communication from a Gaming Authority regarding a likely or impending denial, suspension or revocation) or been denied or had suspended or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority. Parent, Merger Sub and each of their respective Licensing Affiliates that is licensed or holds any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Licensed Parties”) is in good standing in each of the jurisdictions in which any such Licensed Party owns, operates or manages gaming facilities. To the knowledge of Parent, there are no facts that, if known to any Gaming Authority, would be reasonably likely to (i) result in the denial, revocation, limitation or suspension of a Gaming Approval of any of the Licensed Parties or (ii) result in a negative outcome to any finding of suitability proceedings of any of the Licensed Parties currently pending, or under the licensing, suitability, registration or approval proceedings necessary for the consummation of the Merger.

Section 4.10 Compliance with Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable, it and each of its Subsidiaries:

(a) conducts its business in compliance with all Laws applicable thereto;

(b) has all permits, licenses, authorizations, Orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; and all such permits, licenses, certificates of authority, Orders and approvals are in full force and effect and, to its knowledge, no suspension or cancellation of any of them is threatened;

(c) has not received, since December 31, 2017, any written or, to its knowledge, other notification from any Governmental Entity (i) asserting that it or any of its Subsidiaries is not in compliance with any of the statutes, regulations, rules or ordinances that such Governmental Entity enforces, (ii) threatening to revoke any license, franchise, permit or authorization of a Governmental Entity, (iii) requiring it or any of its Subsidiaries to enter into or consent to the issuance of any written Order, decree, agreement, memorandum of understanding or similar arrangement, commitment letter or similar submission, or extraordinary supervisory letter, or (iv) imposing or threatening to impose any monetary penalty, except, in each case, for regulatory violation letters and similar notifications from Governmental Entities received by it and its Subsidiaries in the ordinary course of business consistent with past practice that are not material to it and its Subsidiaries, taken as a whole;

(d) is not subject to any pending, or to its knowledge, threatened, investigation, review or disciplinary proceedings by any Governmental Entity against either of it or any of its Subsidiaries or any director or officer thereof in such capacity, except for such investigations, reviews and disciplinary proceedings instituted or conducted by Governmental Entities against it and its Subsidiaries in the ordinary course of business consistent with past practice that are not material to it and its Subsidiaries, taken as a whole; and

(e) (i) is in compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”), the UK Bribery Act 2010 (the “UK Bribery Act”) and any other U.S. and foreign Laws concerning corrupting payments and (ii) since December 31, 2018, has not been investigated by any Governmental Entity with respect to, or been given notice by a Governmental Entity of, any violation by it or any of its Subsidiaries of the Foreign Corrupt Practices Act, the UK Bribery Act or any other U.S. or foreign Laws concerning corrupting payments.

Section 4.11 Material Contracts; Defaults.

(a) Except for this Agreement, any Contract expressly contemplated to be entered into in connection with this Agreement, the Benefit Arrangements and the Labor Contracts and as Previously Disclosed (including, for the avoidance of doubt, agreements filed as exhibits to such Party’s SEC Filings and incorporated by reference thereto), as of the date of this Agreement, neither it nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) any Contract with a third Person that involved individual or aggregate payments or consideration of more than $10,000,000, with respect to the Company, or $5,000,000, with respect to Parent, in the twelve (12)-month period ended December 31, 2018, or is expected by its terms to involve individual or aggregate payments or consideration of more than $10,000,000, with respect to the Company, or $5,000,000, with respect to Parent, in any twelve (12)-month period after December 31, 2018 (it being understood that it is not making any representation or warranty as to the actual amount of future payments that will be received under any such Contract), for goods and services furnished by or to it or any of its Subsidiaries (other than those that are terminable on no more than sixty (60) days’ notice and without liability or financial obligation to it or any of its Subsidiaries, it being understood and agreed that in no event will such Contracts be deemed Material Contracts for purposes of this Agreement);

(iii) any leases, subleases, licenses, sublicenses or other use or occupancy agreements relating to Leased Property having a remaining term of more than twelve (12) months and involving a payment of more than $10,000,000 annually;

(iv) any Contract under which it or any of its Subsidiaries has continuing material indemnification, earnout or similar obligations to any third Person in connection with the acquisition or disposition of a business;

(v) any Contract with a third Person for capital expenditures involving outstanding payments of more than $5,000,000, individually or in the aggregate, by or on behalf of it or any of its Subsidiaries;

(vi) any Contract involving a joint venture or strategic alliance, partnership or management agreement or other sharing of profits or losses with any third Person requiring the commitment of capital or the contribution of assets by it or other obligations of it in excess of $5,000,000, with respect to the Company, or $2,500,000, with respect to Parent, in each case, individually or in the aggregate, but expressly excluding any leases, subleases, licenses, sublicenses or other use or occupancy agreements involving any sharing of profits or losses between the parties thereto;

(vii) any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, in each case, in excess of $10,000,000, with respect to the Company, or $5,000,000, with respect to Parent, in each case, other than (A) accounts receivable and accounts payable; (B) loans to or guarantees for its direct or indirect wholly owned Subsidiaries; and (C) capital lease obligations, purchase money debt and letter of credit, bank guaranty and similar facilities, in each case, in the ordinary course of business consistent with past practice;

(viii) any Contract containing covenants by it or any of its Affiliates not to (A) compete with any third Person or (B) engage in any line of business or activity in any geographic location, in each case that would be material to it and its Subsidiaries, taken as a whole; and

(ix) any Order or settlement or conciliation agreement with any Governmental Entity that imposes any material obligation on it or its Subsidiaries after the date of this Agreement.

Each contract of the type referred to in clauses (i) through (viii) above is referred to herein as a “Material Contract.”

(b) Each Material Contract is a valid and legally binding agreement of such Party or one of its Subsidiaries, as applicable, and, to its knowledge, the counterparty or counterparties thereto, is enforceable in accordance with its terms and is in full force and effect. Neither it nor any of its Subsidiaries or, to its knowledge, any counterparty or counterparties thereto is in breach of any provision of any Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, except for such breaches and defaults that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable.

Section 4.12 Real Property. All real property and interests in real property owned in fee by it or any of its Subsidiaries (individually, an “Owned Property”) and all real property and interests in real property leased, subleased, licensed, sublicensed, used or otherwise occupied by it or one of its Subsidiaries and any prime or underlying leases, subleases, licenses, sublicenses or other use or occupancy agreements relating thereto (individually, a “Leased Property”) are set forth or described in the Form 10-K filed by it with the SEC for the year ended December 31, 2018 or otherwise Previously Disclosed, except for any Owned Property or Leased Property that is not, individually or in the aggregate, material to it and its Subsidiaries, taken as a whole. It or its Subsidiaries, as applicable, has good and valid fee title to all Owned Property and good and valid leasehold title to all Leased Property (an Owned Property or Leased Property being sometimes referred to herein, individually, as a “Property” and, collectively, the “Properties”), in each case subject only to (a) (i) Liens described in the Form 10-K filed by it with the SEC for the year ended December 31, 2018, (ii) Liens that are Previously Disclosed or of record and not material or (iii) inchoate workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of it or any of its Subsidiaries or that individually or in the aggregate, do not impair, and would not reasonably be expected to impair, in each case, in any material respect, the continued use and operation of the Property to which they relate in the conduct of the business of it or its Subsidiaries as presently conducted, (b) leases, subleases and similar agreements Previously Disclosed or for the benefit of it or its Affiliates or that are not material to it and its Subsidiaries taken as a whole or to the operation of the Property to which they relate and that were entered into in the ordinary course of business consistent with past practice and (c) easements, covenants, rights-of-way and other similar restrictions of record, if any, that, (i) are for the benefit of it or its Affiliates or (ii) are granted to third parties and, individually or in the aggregate, do not impair, and would not reasonably be expected to impair, in each case, in any material respect, the continued use and operation of the Property to which they relate in the conduct of the business of it or its Subsidiaries as presently conducted. Any reciprocal easements, option agreements, rights of first refusal or rights of first offer with respect to any Property at which a casino, hotel or golf project is operated are Previously Disclosed (or with respect to reciprocal easements, are of record), except with respect to any such Property that is not, individually or in the aggregate, material to it and its Subsidiaries, taken as a whole. To its knowledge, there are no physical conditions or defects at any of the Properties at which casino or hotel operations are conducted that impair or would be reasonably expected to impair the continued operation and conduct of the casino, hotel and related businesses as presently conducted at each such Property. To its knowledge, all leases, subleases, licenses, sublicenses and other use or occupancy agreements pursuant to which it or its Subsidiaries leases, subleases, licenses, sublicenses, uses or occupies any Leased Property are valid and in full force and effect, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable. Except as Previously Disclosed, no uncured default of a material nature on the part of it or, if applicable, its Subsidiary or, to its knowledge, the landlord or sublandlord thereunder (as applicable), exists under any lease, sublease, license or sublicense pursuant to which any of them uses any Leased Property, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default thereunder.

Section 4.13 Environmental Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable, (a) there has been no release or disposal of any Hazardous Substance by, under the direction of, or on behalf of it or any of its Subsidiaries, from, at, on or under any Property of it or its Subsidiaries, (b) there are no pending, or to its knowledge, threatened, Environmental Claims, (c) since December 31, 2014, neither it nor any of its Subsidiaries has received a written notice from any Governmental Entity or third party alleging a violation of any Environmental Law that has not been resolved, (d) it and its Subsidiaries possess all licenses, permits and other governmental approvals required under, and are in compliance with, all applicable Environmental Laws and (e) to its knowledge, there are no facts, circumstances or conditions that would reasonably be expected to give rise to an Environmental Claim. The representations and warranties in this Section 4.13 constitute the sole and exclusive representations and warranties of the Parties relating to environmental matters under this Agreement.

Section 4.14 Benefit Arrangements and Labor Matters.

(a) All of its material Benefit Arrangements are Previously Disclosed. True and complete copies of all of its material Benefit Arrangements, including any trust instruments, financial statements and insurance contracts and, with respect to any employee stock ownership plan, loan agreements forming a part of any of its Benefit Arrangements, and all amendments thereto, have been made available to Parent or the Company, as applicable.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable, all of its Benefit Arrangements, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), are in compliance, in form and operation, with their terms and ERISA, the Code and other applicable Laws (including with respect to non-discrimination requirements, fiduciary duties and required regulatory filings). All of its Benefit Arrangements intended to be qualified under Section 401 of the Code are subject to a currently effective IRS determination or opinion letter regarding its tax-qualified status. With respect to any Benefit

Arrangements that are Multiemployer Plans covered by Title IV of ERISA, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable, (i) such Multiemployer Plans are Previously Disclosed, (ii) to its knowledge, no event has occurred that would be reasonably likely to present a risk of a partial or complete withdrawal from such Multiemployer Plan, within the meaning of Title IV, Subtitle E, Part 1 of ERISA, (iii) the transactions contemplated by this Agreement will not give rise to any liability under Title IV of ERISA and (iv) it has no current intention to withdraw from any Multiemployer Plan.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable, all contributions required to be made under each Benefit Arrangement have been timely made or have been reflected in the consolidated financial statements filed with its SEC Filings. There is no pending or, to its knowledge, threatened Action relating to any of its Benefit Arrangements, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable.

(d) There has been no amendment to, announcement by it or any of its Subsidiaries relating to, or change in employee participation or coverage under, any of its Benefit Arrangements that would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable. None of the execution of this Agreement, stockholder approval of this Agreement or the consummation of the transactions contemplated hereby will (either alone or in combination with any other event) (i) entitle any of its Employees to material severance pay or any material increase in severance pay upon any termination of employment, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or materially increase the amount payable under, any of its Benefit Arrangements, (iii) in the case of Parent, constitute a change in control under, or result in any acceleration of benefits under, the Parent Stock Plans or (iv) result in payments under any of its Benefit Arrangements that would not be deductible under Section 280G of the Code. Neither it nor any of its Subsidiaries is obligated to provide any Person with a “gross up” or similar payment in respect of any excise tax that may become payable under Section 409A of the Code or Section 4999 of the Code.

(e) There is no pending or, to its knowledge, threatened material strike, slowdown, work stoppage, or lockout by or with respect to any of its Employees, and since December 31, 2018, no such material strike, slowdown, work stoppage, or lockout has occurred. It and its Subsidiaries are neither party to nor bound by any collective bargaining agreement or any other material labor-related agreement covering the terms and conditions of employment of any employee (any such agreement, a “Labor Contract”).

(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable, it and its Subsidiaries are in compliance with (i) the terms of all Labor Contracts, (ii) all applicable Laws respecting employment and employment practices, including Laws with respect to the terms and conditions of employment, health and safety, wages and hours, “exempt” and “non-exempt” classifications in the United States, classifications of employees and independent contractors, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, termination of employment, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance and (iii) all applicable employee licensing requirements, and each has taken commercially reasonable measures to ensure that any Employee who is required to have a gaming or other license under any Gaming Laws or other Laws maintains such license in current and valid form.

(g) Other than (i) as required by Law or (ii) for continued health benefits, insurance or coverage provided pursuant to individual severance arrangements which do not exceed twenty-four (24) months following termination of service, none of its Benefit Arrangements provide for, and neither it nor any of its Subsidiaries has any obligation or liability to provide or with respect to the provision of, post-retirement or post-termination health, medical, life, hospitalization or other similar benefits, insurance or coverage, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable.

Section 4.15 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable:

(a) All Tax Returns that are required to be filed or delivered (taking into account any extensions of time within which to file or deliver) by or with respect to it and its Subsidiaries have been duly and timely filed or delivered, and all such Tax Returns are complete and accurate in all respects.

(b) All Taxes due by it or its Subsidiaries have been timely paid in full (whether or not shown to be due on the Tax Returns referred to in Section 4.15(a)).

(c) All Taxes that it or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Entity in a timely manner, to the extent due and payable.

(d) No extensions or waivers of statutes of limitations for the assessment of Taxes (other than pursuant to an extension of time to file any Tax Return obtained in the ordinary course of business) have been given by or requested in writing with respect to any of its U.S. federal, state, local or foreign income Taxes or those of its Subsidiaries where such statute of limitations remains open.

(e) None of the Tax Returns referred to in Section 4.15(a) is currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign taxing authority and neither it nor its Subsidiaries has received written notice from any taxing authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns is pending or threatened.

(f) No outstanding or unsettled deficiencies or assessments have been asserted or made against it or its Subsidiaries by the relevant taxing authorities as a result of any audit or examination of any of the Tax Returns referred to in Section 4.15(a).

(g) During the past three years, no claim has been made in writing against it or its Subsidiaries by any taxing authorities in a jurisdiction where it or its Subsidiaries does not file Tax Returns that it or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(h) Neither it nor any of its Subsidiaries is a party to or is otherwise bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such an agreement or arrangement (i) exclusively between or among it and its wholly owned Subsidiaries or (ii) the primary purpose of which is not the allocation or payment of Tax liability).

(i) Within the past two (2) years, neither it nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(j) Neither it nor any of its Subsidiaries has participated in or been a party to a transaction that constitutes a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations.

(k) There are no Liens for Taxes upon its property and assets or any of its Subsidiaries’ property and assets except for Liens for Taxes not yet due and owing or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP.

Section 4.16 Takeover Laws and Provisions. It has taken, or as of immediately prior to the Effective Time will have taken, all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are, or as of immediately prior to the Effective Time will be, exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination,” or other antitakeover Laws of any state (collectively, “Takeover Laws”). It has taken, or as of immediately prior to the Effective Time will have taken, all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do, or as of immediately prior to the Effective Time will, comply with, the requirements of any articles, sections or provisions of its Governing Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, “Takeover Provisions”).

Section 4.17 Intellectual Property.

(a) To its knowledge, all of its and its Subsidiaries’ material Party Intellectual Property necessary for the operation of their respective businesses as presently conducted is valid, subsisting and enforceable. Its and each of its Subsidiaries (i) solely owns, free and clear of all Liens, all right, title and interest in and to their respective Party Intellectual Property necessary for the operation of their respective businesses as presently conducted, and (ii) owns or licenses all of the Intellectual Property necessary for the operation of their respective businesses as presently conducted. Its and its Subsidiaries’ material Party Intellectual Property is subsisting and, to its knowledge, valid, in full force and effect and enforceable. To its knowledge, upon the consummation of the transactions contemplated by this Agreement, all of its and its Subsidiaries’ Intellectual Property rights necessary for the operation of their respective businesses as presently conducted shall survive and be available for use in the same manner and on substantially the same terms as of immediately prior to the date hereof, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company or Parent, as applicable.

(b) To its knowledge, the operation of its and its Subsidiaries’ respective businesses as presently conducted does not infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any third person in any material respect. To its knowledge, no third person is infringing, diluting, misappropriating or otherwise violating its or its Subsidiaries’ Intellectual Property rights in any material respect. No action is pending or threatened in writing challenging the validity, enforceability, registration, ownership or use of its or its Subsidiaries’ Intellectual Property rights in any material respect.

(c) It and its Subsidiaries have taken reasonable measures to protect (i) their rights in their respective Party Intellectual Property and (ii) the confidentiality of all material Trade Secrets that are owned, used or held by it or its Subsidiaries, and to its knowledge, such material Trade Secrets have not been used, disclosed to or discovered by any person except pursuant to appropriate non-disclosure obligations or license agreements which have not been breached.

(d) It and each of its Subsidiaries complies in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by it and its Subsidiaries, (ii) the applicable Payment Card Industry Data Security Standard with respect to any payment card data that it and its Subsidiaries has collected or handled, and (iii) all Contracts under which it or any Subsidiary is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by it and its Subsidiaries. No material claims have been asserted or threatened against it or its Subsidiaries alleging a violation of any Person’s privacy or personal information or data rights. To its knowledge, there have been no material security breaches in the information technology systems of it and its Subsidiaries or the information technology systems of any third person to the extent used by or on behalf of it and its Subsidiaries.

Section 4.18 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable, it and each of its Subsidiaries maintain adequate insurance coverage for all normal risks incident to their respective businesses and their respective properties and assets. It and its Subsidiaries are in compliance in all material respects with the provisions of each insurance policy held by it and its Subsidiaries as of the date hereof for the benefit of it and its Subsidiaries. Neither it nor its Subsidiaries has received any written notice of cancellation of any such insurance policy.

Section 4.19 Accounting and Internal Controls.

(a) It and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. It has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to it and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act.

(b) It has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its board of directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

Section 4.20 Financial Advisors, Etc.

(a) None of Parent, its Subsidiaries or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby, except that, in connection with this Agreement, the Parent Board of Directors has retained J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Macquarie Capital (USA) Inc. as its financial advisor. The Parent Board of Directors has received the opinion of J.P. Morgan Securities LLC to the effect that, as of the date thereof, and on the basis of and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof as set forth in such opinion, the aggregate Merger Consideration to be paid by Parent in the Merger pursuant to this Agreement is fair, from a financial point of view, to Parent.

(b) None of the Company, its Subsidiaries or any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated herein, except that, in connection with this Agreement, the Company Board of Directors has retained PJT Partners LP as its financial advisor. The Company Board of Directors has received the opinion of PJT Partners LP to the effect that, as of the date thereof, and on the basis of and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof as set forth in such opinion, the Merger Consideration to be paid to holders of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 4.21 Affiliate Transactions. Since the date its most recent Form 10-K (in the case of the Company, as amended) was filed with the SEC, there have been no transactions, agreements, arrangements or understandings between it or any of its Subsidiaries, on the one hand, and any of its Affiliates (other than its Subsidiaries), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC that have not been Previously Disclosed.

Section 4.22 Ownership of Company Common Stock. Neither Parent nor any of its controlled Affiliates (including Merger Sub) beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange

Act) any shares of Company Common Stock or any Rights to acquire shares of Company Common Stock or other securities of, or any other economic interest (through derivatives, securities or otherwise) in, the Company.

Section 4.23 Financing.

(a) Parent has delivered to the Company a true, complete and correct copy of one or more fully executed debt commitment letters, dated as of the date of this Agreement, and fully executed fee letters relating thereto (such commitment letter(s) and fee letter(s), including all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with Section 5.16(d) is referred to herein as the “Debt Financing Commitment”), among Parent, JPMorgan Chase Bank, N.A., Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, Macquarie Capital Funding LLC and Macquarie Capital (USA) Inc. (the “Lenders”), pursuant to which, among other things, the Lenders have agreed, upon the terms and subject to the conditions of the Debt Financing Commitment, to provide or cause to be provided, on a several and not joint basis, the financing commitments described therein; provided, that, except for disclosure to the Company and its board of directors, officers, accountants, attorneys and other professional advisors, such fee letters may be redacted to remove fee amounts, the economic portion of any market “flex” provisions, pricing caps and other economics terms set forth therein, none of which affect the availability or net amount of the Debt Financing. The debt financing contemplated under the Debt Financing Commitment (including any debt securities and credit facilities issued in lieu of any portion of such debt financing as contemplated in the Debt Financing Commitment) is referred to herein as the “Debt Financing.”

(b) The Debt Financing Commitment is, as of the date hereof, in full force and effect. The Debt Financing Commitment is the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any Action may be brought). The Debt Financing Commitment has not been amended, modified, supplemented, extended or replaced, and will not be amended, modified, supplemented, extended or replaced, except as permitted under Section 5.16(d). As of the date hereof, (i) neither Parent nor, to the knowledge of Parent, any other party to the Debt Financing Commitment is in breach of any of its covenants or other obligations set forth in, or is in default under, the Debt Financing Commitment and (ii) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Parent (or, to the knowledge of Parent, any other party to the Debt Financing Commitment) under the Debt Financing Commitment, (B) constitute or result in a failure to satisfy a condition or other contingency set forth in the Debt Financing Commitment or (C) otherwise result in any portion of the Debt Financing not being available at or prior to the Closing. As of the date hereof, Parent has not received any notice or other communication from any party to the Debt Financing Commitment with respect to (i) any actual or potential breach or default on the part of Parent or any other party to the Debt Financing Commitment or (ii) any intention of such party to terminate the Debt Financing Commitment or to not provide all or any portion of the Debt Financing. As of the date hereof, Parent and Merger Sub (i) have no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Financing Commitment) that, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, they will be unable to satisfy on a timely basis each term and condition relating to the closing or funding of the Debt Financing and (ii) know of no fact, occurrence, circumstance or condition that, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3, would reasonably be expected to (A) cause the Debt Financing Commitment to fail to be satisfied, to terminate, to be withdrawn, modified, repudiated or rescinded or to be or become ineffective or (B) otherwise cause the full amount (or any portion) of the Debt Financing contemplated to be available under the Debt Financing Commitment to not be available to Parent and Merger Sub on a timely basis (and in any event no later than at the Closing). The aggregate proceeds contemplated by the Debt Financing Commitment, together with available cash on hand of Parent and the Company, will be sufficient for Parent and Merger Sub to (i) consummate the Merger and any other transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement, including (A) the payment of the Cash Election Amount and (B) any funds to be provided by Parent to the Company to enable the Company to fund payments (if any) required to be made in connection with the transactions contemplated by this Agreement in accordance with Section 3.6, (ii) repay any indebtedness required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and (iii) pay all fees, costs and expenses (including any premiums or penalties) in connection therewith on the Closing Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Financing Commitment. There are no side letters or other Contracts (except for customary engagement letters which do not contain provisions that impose any additional conditions or other contingencies to the funding of the Debt Financing, and true, correct and complete copies of which have been provided to the Company), whether written or oral, related to the funding of the full amount of the Debt Financing other than as expressly set forth in or expressly contemplated by the Debt Financing Commitment. Neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis in connection with the Merger or (ii) expressly prohibiting any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person in connection with a transaction relating to the Company or any of its Subsidiaries. All commitment fees or other fees or deposits required to be paid under the Debt Financing Commitment on or prior to the date of this Agreement have been paid in full.

Section 4.24 Solvency. As of the Effective Time, immediately after giving effect to the transactions contemplated by this Agreement, payment of the aggregate Merger Consideration, repayment or refinancing of any indebtedness in connection with the transactions contemplated by this Agreement, if any, and payment of all related fees and expenses, Parent, the Surviving Corporation and their respective Subsidiaries, on a consolidated basis, will be Solvent. For the purposes of this Section 4.24, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal Laws governing determinations of the insolvency of debtors, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions or lines of credit, or a combination thereof, to meet its obligations as they become due.

Section 4.25 Information Supplied. The information supplied or to be supplied by it or its Representatives in writing expressly for inclusion in the Form S-4 to be filed by Parent in connection with the Share Issuance (the “Form S-4”) or any amendment or supplement thereto shall not, at the time the Form S-4 or such amendment or supplement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by it with respect to statements made therein based on information supplied by the Company or its Representatives (in the case of Parent and Merger Sub) or Parent, Merger Sub and their respective Representatives (in the case of the Company) in writing expressly for inclusion therein. The information supplied or to be supplied by it or its Representatives in writing expressly for inclusion in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto shall not, at the time the Joint Proxy Statement/Prospectus or such amendment or supplement is first mailed to the stockholders of the Company and of Parent and at the time of the Company Stockholders’ Meeting and Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by it with respect to statements made therein based on information supplied by the Company or its Representatives (in the case of Parent and Merger Sub) or by Parent, Merger Sub and their respective Representatives (in the case of the Company) in writing expressly for inclusion therein. The Form S-4 and the Joint Proxy Statement/Prospectus (solely with respect to the portion thereof based on information supplied or to be supplied by it or its Representatives for inclusion therein, but excluding any portion thereof based on information supplied by the Company or its Representatives (in the case of Parent and Merger Sub) or Parent, Merger Sub and their respective Representatives (in the case of the Company) in writing expressly for inclusion therein, with respect to which no representation or warranty is made by it) and any amendments or supplements thereto will comply, as of their respective dates of filing and as of the date of any amendment or supplement that supersedes an initial filing, as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. The information relating to it and its Subsidiaries which is provided by it or its Representatives in writing expressly for inclusion in any document filed with any Gaming Authority in connection herewith shall not, as of the date of any such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by it with respect to statements made therein based on information supplied by the Company or its Representatives (in the case of Parent and Merger Sub) or by Parent, Merger Sub or their respective Representatives (in the case of the Company) in writing expressly for inclusion therein. Without limiting the generality of the foregoing, the Parties acknowledge that the Gaming Authorities may require the submission of a full, unredacted copy of the Debt Financing Commitment and other documents relating to the Debt Financing (but not the fee letters relating thereto unless such fee letters have been redacted to remove fee amounts, the economic portion of any market “flex” provisions, pricing caps and other economic terms set forth therein in a manner reasonably acceptable to the Financing Sources).

Section 4.26 Reliance.

(a) Each of the Parties has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of Parent and its Subsidiaries (in the case of the Company) or the Company and its Subsidiaries (in the case of Parent and Merger Sub). In entering into this Agreement, each of the Parties has relied solely upon its own investigation and analysis, and such Party acknowledges that, except for the representations and warranties of the other Parties expressly set forth in this Article IV, none of Parent and its Subsidiaries (in the case of the Company), the Company and its Subsidiaries (in the case of Parent and Merger Sub) or any of their respective Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to the other Parties or their respective Representatives, and that such Party is not executing or authorizing the execution of this Agreement in reliance upon any such representation or warranty not explicitly set forth in this Article IV.

(b) In connection with the Company’s investigation of Parent and Parent’s investigation of the Company, as applicable, each of the Company and Parent has received from Parent and its Representatives or the Company and its Representatives, as applicable, certain projections and other forecasts, including projected financial statements, cash flow items and other data and certain business plan information. Each of the Parties acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that such Party is familiar with such uncertainties, that such Party is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that such Party and its Representatives shall have no claim against any Person with respect thereto.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article IV, none of the Parties, the Parties’ Affiliates or their respective Representatives makes, and each of the Parties acknowledges that none of the other Parties, such other Parties’ Affiliates or their respective Representatives makes, any express or implied representations or warranties with respect to such Party or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding such Party or its Subsidiaries or any other matter furnished or provided to the other Parties or made available to the other Parties in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Each of the Parties disclaims any other representations or warranties, whether made by such Party, any of such Party’s Affiliates or their respective Representatives.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) Except as expressly contemplated or required by this Agreement, as permitted by Section 5.3, as may be required by applicable Law or as set forth in Section 5.1(a) of the Company Disclosure Schedule or Section 5.1(a) of the Parent Disclosure Schedule, as applicable, or to the extent Parent or the Company, as applicable, otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time or the date on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), each of the Company and Parent shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice and in compliance with Law and (ii) use commercially reasonable efforts to preserve intact its business organization and maintain its existing relations with customers, suppliers, landlords, tenants, creditors, licensors, licensees, business partners, officers, key employees, consultants, insurers and others having business dealings with it, in each case, in all material respects; provided, however, that no action relating to the subject matter of any of the clauses of Section 5.1(b) or Section 5.1(d) that is permitted to be taken by the Company or any of its Subsidiaries without Parent’s consent or by Parent or any of its Subsidiaries without the Company’s consent, as applicable, shall be deemed a breach of this Section 5.1(a). From the date hereof until the Effective Time or the Termination Date, Merger Sub shall not, and Parent shall cause Merger Sub not to, carry on any business, incur any liabilities or conduct any operations, other than in connection with the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The Company agrees that from the date hereof until the Effective Time or the Termination Date, except as expressly contemplated or required by this Agreement, as may be required by applicable Law or as set forth in Section 5.1(b) of the Company Disclosure Schedule, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed, except with respect to clauses (i), (ii), (iii), (iv), (v), (vi), (xvi) and (xix), as to which Parent may grant or withhold its consent in its sole discretion), it will not, and will cause each of its Subsidiaries not to:

(i) enter into any material new line of business outside the ordinary course of business consistent with past practice or in any jurisdiction that would reasonably be expected to require the receipt of additional consents or approvals of any Governmental Entity in connection with the consummation of the Merger or delay or impair the ability of the Parties to consummate the Merger;

(ii) amend (A) the Governing Documents of the Company, (B) the Governing Documents of its Subsidiaries in any material respect or (C) any terms of its outstanding equity interests or other securities;

(iii) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock, except for dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries;

(iv) notwithstanding anything in Section 5.1(b)(vii) or Section 5.1(b)(viii) to the contrary, issue, make grants or other promises with respect to, sell or encumber any of its equity interests or any securities or other interests convertible into, or rights to acquire, any of its equity interests, except pursuant to the exercise of Company Options or settlement of other Company Equity Awards outstanding as of the date hereof and in accordance with the terms of such instruments;

(v) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock (except in connection with cashless exercises or similar transactions pursuant to the exercise of Company Options or settlement (including settlement of Tax withholding obligations) of other awards or obligations outstanding as of the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(vi) (A) make any acquisition of any other Person or business for aggregate consideration in excess of $25,000,000 or that would be reasonably expected to require the receipt of additional consents or approvals of any Governmental Entity in connection the consummation of the Merger or delay or impair the ability of the Parties to consummate the Merger, (B) make any loans or advances to any Person or (C) make any capital contributions to, or investments in, any other Person, in the case of clause (B), other than loans or advances to employees under tax-qualified plans or extensions of credit to customers, in each case, in the ordinary course of business or, in the case of clause (B) or (C), other than in connection with any transaction among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(vii) except as required by a Benefit Arrangement or Labor Contract (provided that such Benefit Arrangement or Labor Contract must have been Previously Disclosed if material), (A) increase the compensation payable or that could become payable to directors or officers other than for officers in an amount not to exceed an annual increase of three percent (3%) of the applicable officer’s base salary, (B) increase the compensation payable or that could become payable to other Employees, other than increases in compensation made in the ordinary course of business consistent with past practice in an annual amount not to exceed four percent (4%) of the applicable Employee’s base salary or annualized hourly wage rate or three percent (3%) in the aggregate with respect to all such Employees, (C) enter into any new, or materially amend any existing, employment, severance, retention, change in control or similar Contract with any of its past or present officers or Employees other than entering into employment agreements or offer letters in the ordinary course of business consistent with past practice with newly hired Employees whose annual total compensation does not exceed $250,000, or (D) enter into any new, or amend any existing, Labor Contract; provided, that notwithstanding anything to the contrary contained herein, nothing shall affect the ability of the Company or its Subsidiaries to (x) renew any Labor Contract for a term of not more than one year, or (y) negotiate, enter into or amend any Labor Contract and related ancillary agreements (I) on terms consistent with past practice, that provide for a contract term that is no longer than the term of the expiring Labor Contract, and that do not impose an additional obligation that would have a material adverse impact on the financial position of the business unit or units supported by the applicable Labor Contract or (II) to the extent required by applicable Law; provided, further, that in no event shall the Company be permitted to take any action (or fail to take any action) with respect to a Benefit Arrangement subject to Title IV of ERISA or any Labor Contract that could reasonably be expected to result in a total or partial “withdrawal” under any Multiemployer Plan;

(viii) (A) enter into, establish, adopt or amend any Benefit Arrangement, or any trust agreement (or similar arrangement) related thereto (other than entering into employment agreements or offer letters in the ordinary course of business consistent with past practice with newly hired Employees whose annual total compensation does not exceed $250,000), (B) take any action to accelerate the vesting or exercisability of Company Equity Awards or other compensation or benefits payable under any Benefit Arrangement or to any Employee or (C) fund or in any other way secure or fund the payment of compensation or benefits under any Benefit Arrangement or to any Employee, except (1) as may be required by applicable Law, (2) is required by a Benefit Arrangement or Labor Contract (provided that such Benefit Arrangement or Labor Contract must have been Previously Disclosed if material), (3) amendments that do not materially increase benefits or result in materially increased administrative costs, or (4) as expressly permitted by this Agreement; provided, that notwithstanding anything to the contrary contained herein, nothing shall affect the ability of such Party to change its Benefit Arrangements (x) in the ordinary course in connection with annual renewals, (y) in connection with a change in Law or (z) in connection with any collective bargaining process;

(ix) sell, transfer, lease, dispose of, grant or otherwise authorize the sale, transfer, lease, disposition or grant of any of its real properties or material tangible assets or the capital stock or equity interests in any of its Subsidiaries or a third Person with a value in excess of $25,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;

(x) except in the ordinary course of business, cancel any material indebtedness for borrowed money (prior to the maturity date thereof, other than in connection with a refinancing or replacement with indebtedness permitted under this Agreement) owed to it or waive any of its claims or rights of substantial value;

(xi) (A) amend or modify the Company 2025 Note Indenture or the Company Credit Agreements in a manner (i) that would be materially adverse to the Company, (ii) that would prevent the Company from being able to incur or assume by operation of law the Financing to be so incurred or assumed by operation of law by the Company as contemplated by the Debt Financing Commitment (as of the date of this Agreement), or (iii) that would reasonably be expected to impair or delay the ability of the Company to redeem or repay, or increase the cost of the repayment of, obligations thereunder, (B) amend or modify any of the negative covenants (and definitions related thereto) contained in the Company Credit Agreements in a manner that is materially adverse to the Company without the prior written consent of the Lenders that are party to the Debt Financing Commitment, (C) incur or guarantee any indebtedness for borrowed money other than (w) in the ordinary course of business under the revolving portion of the Company Credit Agreements in effect on the date hereof (without giving effect to any incremental portion of any such Company Credit Agreements), (x) working capital facilities, capital lease obligations, purchase money debt and letter of credit, bank guaranty and similar facilities incurred in the ordinary course of business, (y) any other indebtedness in an aggregate principal amount not to exceed $5,000,000 and (z) loans to or guarantees for its direct or indirect wholly owned Subsidiaries, (D) make any capital expenditures in excess of the aggregate amount set forth in Section 5.1(b)(xi)(D) of the Company Disclosure Schedule, (E) issue any debt securities or any securities convertible into, or rights to acquire, any debt securities or (F) place any Lien on a material portion of its properties or assets other than in the ordinary course of business consistent with past practice;

(xii) other than as permitted by this Section 5.1, terminate (except with respect to the expiration of the stated term), renew (except with respect to the renewals of the Company’s insurance policies in the ordinary course of business), extend, or amend or modify in any material respect adverse to it (including by way of interpretation), any Material Contract, or enter into any Contract that would constitute a Material Contract if it were in effect as of the date of this Agreement;

(xiii) make any material change to its financial accounting methods, principles or practices, except as may be required by Law or by GAAP;

(xiv) change or revoke any material Tax election, make any material Tax election inconsistent with past practice, materially change any of its Tax accounting methods, change any material annual Tax accounting period, settle or compromise any material Tax claim, assessment, audit or dispute, surrender any right to claim a material Tax refund, enter into any material closing agreement or other material written binding agreement with any taxing authority or any material Tax sharing agreement (other than any agreement the primary purpose of which is not the allocation or payment of Tax liability), consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than pursuant to an extension of time to file any Tax Return obtained in the ordinary course of business), or file any amended material Tax Return;

(xv) enter into any settlement, consent decree or other similar Contract with a third party or Governmental Entity, other than settlements, consent decrees or other similar Contracts that are entered into in the ordinary course of business consistent with past practice, which only include monetary remedies or monetary obligations on the part of the Company and its Subsidiaries that are not material to the Company and its Subsidiaries, taken as a whole;

(xvi) notwithstanding anything herein to the contrary, knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied in a timely manner, except (with prior notice to the other Parties) as may be required by applicable Law;

(xvii) abandon, encumber, convey title (in whole or in part), license or grant a covenant not to sue or any other right to material Party Intellectual Property, other than in the ordinary course of business consistent with past practice;

(xviii) (A) modify or rescind any material license, franchise, permit or authorization of a Governmental Entity or (B) fail to make capital expenditures at any Property required under any Gaming Law or by any Gaming Authority;

(xix) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization; or

(xx) enter into any Contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Notwithstanding anything herein to the contrary (including Section 5.1(a) and Section 5.1(b) hereof), without the prior written consent of Parent (which may be given or withheld in Parent’s sole discretion), the Company shall not, and shall cause each of its Subsidiaries not to, make, or commit to make, any cash expenditure that would, or could reasonably be expected to, (I) be made prior to the Closing Date and (II) exceed, individually or in the aggregate, $20,000,000, in each case, other than such expenditures or commitments (1) made in the ordinary course of business consistent with past practice, (2) that are capital expenditures and are not in excess of the aggregate capital expenditure budget set forth in Section 5.1(b)(xi)(D) of the Company Disclosure Schedule, (3) made pursuant to any Material Contract made available to Parent or any of its Representatives, or (4) expressly contemplated by this Agreement.

(c) Parent shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to (i) take any and all actions (and refrain from taking any and all actions) required to be taken (or refrained from taken) under the Master Transaction Agreement and the Ancillary Documents (as defined in the Master Transaction Agreement) in order to consummate the transactions contemplated therein, (ii) not otherwise take (or refrain from taking) any action that would constitute a breach or default under the terms of the Master Transaction Agreement and/or any of the Ancillary Documents and (iii) take any and all actions necessary to cause the satisfaction of the conditions set forth in Section 2.1(b)(i) of the Master Transaction on or prior to the Closing. At or prior to the Closing, Parent shall deliver to the Company a certificate signed by an executive officer of Parent and dated as of the Closing Date certifying to the effect that the conditions set forth in Section 2.1(b)(i) of the Master Transaction Agreement have been satisfied and that the VICI Consent (as defined in the Master Transaction Agreement) has become effective.

(d) Parent agrees that from the date hereof until the Effective Time or the Termination Date, except as expressly contemplated or required by this Agreement, as may be required by applicable Law or as set forth in Section 5.1(d) of the Parent Disclosure Schedule, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed, except with respect to clauses (i), (ii), (iii), (iv), (v), (vi), (xv) and (xviii), as to which the Company may grant or withhold its consent in its sole discretion), it will not, and will cause each of its Subsidiaries not to:

(i) enter into any material new line of business outside the ordinary course of business consistent with past practice or in any jurisdiction that would reasonably be expected to require the receipt of additional consents or approvals of any Governmental Entity in connection with the consummation of the Merger or delay or impair the ability of the Parties to consummate the Merger;

(ii) amend (A) the Governing Documents of Parent, (B) the Governing Documents of its Subsidiaries in any material respect (other than, in the case of the Governing Documents of Merger Sub, which shall not be modified in any respect) or (C) any terms of its outstanding equity interests or other securities;

(iii) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock, except for dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries;

(iv) issue, sell or encumber any of its equity interests or any securities convertible into, or rights to acquire, any of its equity interests, except (A) pursuant to the exercise of Parent Options or settlement of other awards outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments, (B) grants of stock options to purchase shares of Parent Common Stock (and issuances of shares of Parent Common Stock pursuant thereto) or other Parent Equity Awards (and issuances of shares of Parent Common Stock pursuant thereto), in each case, for employee promotions and new employee hires, in each case, to employees of Parent or Parent’s Subsidiaries below the level of senior vice president, in each case that are made in the ordinary course of business consistent with past practice, (C) the annual grant of equity-based awards to directors of Parent; provided, that any such grant to a director shall be for annual compensation for services on the Parent Board of Directors and shall be consistent with the annual grant to directors for Parent’s fiscal year ended December 31, 2018, as described in Parent’s definitive proxy statement for its annual stockholders meeting, or (D) the annual grant of equity-based awards to employees of Parent and its Subsidiaries in the ordinary course of business consistent with past practice;

(v) except as has been Previously Disclosed, adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock (except in connection with cashless exercises or similar transactions pursuant to the exercise of Parent Options or settlement (including settlement of Tax withholding obligations) of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(vi) (A) make any acquisition of any other Person or business, (B) make any loans or advances to any Person or (C) make any capital contributions to, or investments in, any other Person, in each such case that would be reasonably expected to impair the ability of Parent to consummate the Merger before the End Date;

(vii) (A) except as required by a Benefit Arrangement or Labor Contract (provided that such Benefit Arrangement or Labor Contract must have been Previously Disclosed if material), increase the compensation payable or that could become payable to directors or officers other than in the ordinary course of business consistent with past practice, (B) increase the compensation payable or that could become payable to other Employees, other than increases in compensation made in the ordinary course of business consistent with past practice in an annual amount not to exceed four percent (4%) of the applicable Employee’s base salary or annualized hourly wage rate or three percent (3%) in the aggregate with respect to all such Employees, (C) enter into any new, or amend any existing, Labor Contract; provided, that notwithstanding anything to the contrary contained herein, nothing shall affect the ability of Parent or its Subsidiaries to negotiate, enter into or amend any Labor Contract and related ancillary agreements (x) in the ordinary course of business consistent with past practice or (y) to the extent required by applicable Law;

(viii) (A) enter into, establish, adopt or amend any Benefit Arrangement, or any trust agreement (or similar arrangement) related thereto (other than entering into employment agreements or offer letters in the ordinary course of business consistent with past practice with newly hired Employees whose annual total compensation does not exceed $250,000), (B) take any action to accelerate the vesting or exercisability of Parent Equity Awards or other compensation or benefits payable under any Benefit Arrangement or to any Employee, other than in the ordinary course of business consistent with past practice or (C) fund or in any other way secure or fund the payment of compensation or benefits under any Benefit Arrangement or to any Employee, except (1) as may be required by applicable Law, (2) is required by a Benefit Arrangement or Labor Contract (provided that such Benefit Arrangement or Labor Contract must have been Previously Disclosed if material), (3) amendments that do not materially increase benefits or result in materially increased administrative costs, or (4) as expressly permitted by this Agreement; provided, that notwithstanding anything to the contrary contained herein, nothing shall affect the ability of such Party to change its Benefit Arrangements (x) in the ordinary course in connection with annual renewals, (y) in connection with a change in Law or (z) in connection with any collective bargaining process;

(ix) sell, transfer, lease, dispose of, grant or otherwise authorize the sale, transfer, lease, disposition or grant of any of its real properties or material assets with a value in excess of $25,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;

(x) except in the ordinary course of business, cancel any material indebtedness (prior to the maturity date thereof, other than in connection with a refinancing or replacement with indebtedness permitted under this Agreement) owed to it or waive any of its claims or rights of substantial value;

(xi) (A) incur or guarantee any indebtedness for borrowed money, other than loans to or guarantees for its direct or indirect wholly owned Subsidiaries, (B) issue any debt securities or any securities convertible into, or rights to acquire, any debt securities or (C) place any Lien on a material portion of its properties or assets, in each case other than (w) in the ordinary course of business under the revolving portion of the Parent’s existing credit facilities in effect on the date hereof, (v) in connection with a refinancing of outstanding indebtedness or replacement with indebtedness permitted under this Agreement, (x) in connection with any acquisition permitted by this Section 5.1, (y) working capital facilities, capital lease obligations, purchase money debt and letter of credit, bank guaranty and similar facilities incurred in the ordinary course of business and (z) any other indebtedness, debt securities or any securities convertible into, or rights to acquire, any debt securities, in an aggregate principal amount not to exceed $5,000,000;

(xii) make any material change to its financial accounting methods, principles or practices, except as may be required by Law or by GAAP;

(xiii) change or revoke any material Tax election, make any material Tax election inconsistent with past practice, materially change any of its Tax accounting methods, change any material annual Tax accounting period, settle or compromise any material Tax claim, assessment, audit or dispute, surrender any right to claim a material Tax refund, enter into any material closing agreement or other material written binding agreement with any taxing authority or any material Tax sharing agreement (other than any agreement the primary purpose of which is not the allocation or payment of Tax liability), consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than pursuant to an extension of time to file any Tax Return obtained in the ordinary course of business), or file any amended material Tax Return;

(xiv) enter into any settlement, consent decree or other similar Contract with a third party or Governmental Entity, other than settlements, consent decrees or other similar Contracts that (A) are entered into in the ordinary course of business consistent with past practice and only include monetary remedies or obligations on the part of the Parent and its Subsidiaries or (B) would not be material to the Parent and its Subsidiaries, taken as a whole;

(xv) notwithstanding anything herein to the contrary, knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions set forth in Article VI not being satisfied in a timely manner, except (with prior notice to the other Parties) as may be required by applicable Law;

(xvi) abandon, encumber, convey title (in whole or in part), license or grant a covenant not to sue or any other right to material Party Intellectual Property, other than in the ordinary course of business consistent with past practice;

(xvii) (A) modify or rescind any material license, franchise, permit or authorization of a Governmental Entity or (B) fail to make capital expenditures at any Property required under any Gaming Law or by any Gaming Authority;

(xviii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or dissolution, restructuring, recapitalization or reorganization;

(xix) make any capital expenditures in excess of the aggregate amount set forth in Section 5.1(d)(xix) of the Parent Disclosure Schedule; or

(xx) enter into any Contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Notwithstanding anything herein to the contrary (including Section 5.1(a) and Section 5.1(d) hereof), without the prior written consent of the Company (which may be given or withheld in the Company’s sole discretion), Parent shall not, and shall cause each of its Subsidiaries not to, make, or commit to make, any cash expenditure that would, or could reasonably be expected to, (I) be made prior to the Closing Date and (II) exceed, individually or in the aggregate, $10,000,000, in each case, other than such expenditures or commitments (1) made in the ordinary course of business consistent with past practice, (2) that are capital expenditures and are not in excess of the aggregate capital expenditure budget set forth in Section 5.1(d)(xix) of the Parent Disclosure Schedule, (3) made pursuant to any Material Contract made available to the Company or any of its Representatives, or (4) expressly contemplated by this Agreement.

(e) The Company agrees that from the date of this Agreement until the Effective Time or the Termination Date, it shall, and shall cause its applicable Subsidiaries to, take (or not take) the actions set forth on Section 5.1(e) of the Company Disclosure Schedule.

Section 5.2 Access; Contact with Business Relations.

(a) From and after the date of this Agreement until the Effective Time or, if earlier, the Termination Date, for purposes of facilitating the transactions contemplated hereby, each of the Company and Parent shall afford each other and their respective Representatives such reasonable access during normal business hours upon reasonable prior notice, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding it and its Subsidiaries, as such other Party may reasonably request. In addition, the Company agrees that it shall afford the Real Estate Financing Sources and their Representatives such reasonable access during normal business hours upon reasonable prior notice, and shall otherwise cooperate with Parent and use commercially reasonable efforts to permit the Real Estate Financing Sources to take such actions, as necessary to enable Parent to cause Subsidiaries of the Company to satisfy Parent’s obligations under the Master Transaction Agreement (and the transactions and agreements contemplated thereby (including the Real Estate Purchase Agreements). Notwithstanding the foregoing, neither the Company nor Parent shall be required to provide access to or make available to any Person any document or information that, in the reasonable judgment of such Party, (i) violates any of its obligations with respect to confidentiality, (ii) is subject to any attorney-client, work-product or other legal privilege or (iii) the disclosure of which would violate any applicable Law or legal duty; provided, that the withholding Party will use commercially reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements; provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any invasive environmental testing or sampling at any of the properties owned, operated or leased by the Company or its Subsidiaries and nothing herein shall authorize the Company or its Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by Parent or its Subsidiaries. Each of Parent and the Company agrees that it will not, and will cause its Subsidiaries and Representatives not to, use any information obtained pursuant to this Section 5.2 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement (which transactions, for the avoidance of doubt, shall include with respect to Parent any Financing and Related Financing). Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from requests for access.

(b) Notwithstanding anything in this Agreement to the contrary, from and after the date of this Agreement until the Effective Time or, if earlier, the Termination Date, neither the Company nor Parent shall (and neither of them shall permit any of their respective Representatives or Affiliates to) contact any employee (other than a member of management involved with the transactions contemplated by this Agreement), customer, supplier, distributor or other material business relation of Parent or any of its Subsidiaries (in the case of the Company) or the Company or any of its Subsidiaries (in the case of Parent) regarding (i) Parent or any of its Subsidiaries (in the case of the Company) or the Company or any of its Subsidiaries (in the case of Parent), (ii) the business of Parent or any of its Subsidiaries (in the case of the Company) or the Company or any of its Subsidiaries (in the case of Parent) or (iii) the transactions contemplated by this Agreement, in each case, without the prior written consent of Parent or the Company, as applicable (such consent not to be unreasonably withheld, conditioned or delayed); provided, that this Section 5.2(b) shall not restrict any Representatives of the Company or Parent, as applicable, from receiving incoming correspondence in the ordinary course (such as answering phone calls) from any landlord, tenant, customer, supplier, distributor or other material business relation of Parent or any of its Subsidiaries (in the case of the Company) or the Company or any of its Subsidiaries (in the case of Parent), so long as (A) such contact was not, directly or indirectly, solicited or encouraged by the Company, Parent or any of their respective Representatives or Affiliates, as applicable, (B) the Company or Parent, as applicable, informs Parent or the Company, as applicable, of such correspondence as soon as reasonably practicable, (C) such Representative immediately informs such landlord, tenant, customer, supplier, distributor or other material business relation of the restrictions contained in this Section 5.2(b) and does not engage in any substantive discussions with any such landlord, tenant, customer, supplier, distribution or other material business relation relating to (1) Parent or any of its Subsidiaries (in the case of the Company) or the Company or any of its Subsidiaries (in the case of Parent), (2) the business of Parent or any of its Subsidiaries (in the case of the Company) or the Company or any of its Subsidiaries (in the case of Parent) or (3) the transactions contemplated by this Agreement, and (D) such Representative does not represent that it is authorized to, nor does it negotiate or enter into, any Contract (in principle or otherwise) on behalf of Parent or any of its Subsidiaries (in the case of the Company) or the Company or any of its Subsidiaries (in the case of Parent).

(c) The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

(d) No investigation by any Party of the business and affairs of the other Parties, pursuant to this Section 5.2 or otherwise, will affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to any Party’s obligation to consummate the transactions contemplated by this Agreement.

Section 5.3 No Solicitation.

(a) Except as expressly permitted by this Section 5.3, the Company, on the one hand, and Parent, on the other hand, shall, and each shall cause its Subsidiaries and their respective directors, officers and employees to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives and Affiliates to, (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Person that may be ongoing with respect to a Takeover Proposal, and promptly instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of this Agreement) or otherwise request, any Person that has executed a confidentiality or non-disclosure agreement within the twelve (12)-month period prior to the date of this Agreement in connection with any actual or potential Takeover Proposal to return or destroy all such confidential information or documents previously furnished in connection therewith or material incorporating any such information in the possession of such Person or its Representatives (and to confirm in writing the return or destruction of all such information) and (ii) from and after the date of this Agreement until the Effective Time or, if earlier, the Termination Date, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal (other than (x) solely in response to an unsolicited inquiry, to refer the inquiring Person to this Section 5.3(a) or (y) upon receipt of a bona fide, unsolicited written Takeover Proposal from any Person that did not result from a breach of this Section 5.3(a), solely to the extent necessary to ascertain facts or clarify terms with respect to a Takeover Proposal for the Company Board of Directors or the Parent Board of Directors, as applicable, to be able to have sufficient information to make the determination described in Section 5.3(b)) or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle providing for a Takeover Proposal.

(b) Except as expressly provided by this Agreement, none of the Parties shall take any action to exempt any Person from the Takeover Laws or the Takeover Provisions or otherwise cause such restrictions not to apply. Except (x) as necessary to take any actions that the Company, Parent or any third party would otherwise be permitted to take pursuant to this Section 5.3 (and in such case only in accordance with the terms hereof) or (y) if the Company Board of Directors or the Parent Board of Directors, as applicable, determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that any such action or forbearance would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (i) neither the Company and its Subsidiaries, on the one hand, nor Parent and its Subsidiaries, on the other hand, shall release any third party from, or waive, amend or modify any provision of, or grant permission under any (A) standstill provision in any Contract to which the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, is a party or (B) confidentiality provision in any Contract to which the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, is a party (excluding any waiver under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a Takeover Proposal) and (ii) each of the Company and Parent shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such Contract; provided, that, for the avoidance of doubt, any automatic release from the standstill provisions of any such Contract in accordance with its terms shall not constitute a breach of this Section 5.3(b).

(c) Notwithstanding anything to the contrary contained in this Section 5.3, (x) if at any time from and after the date of this Agreement and (i) prior to obtaining the Company Stockholder Approval, the Company, or (ii) prior to the obtaining the Parent Stockholder Approval, Parent, directly or indirectly receives a bona fide, unsolicited written Takeover Proposal made after the date of this Agreement from any Person and such Party, its Affiliates and their respective Representatives are not in material breach of this Section 5.3 and (y) if the Company Board of Directors or the Parent Board of Directors, as applicable, determines in good faith, after consultation with its outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then such Party and its Representatives may, directly or indirectly, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to such Party and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of such Party and its Subsidiaries, to the Person that has made such Takeover Proposal and its Representatives and potential sources of funding; provided, that such Party shall substantially concurrently with the delivery to such Person provide to the other Parties any non-public information concerning such Party or any of its Subsidiaries that is provided or made available to such Person or its Representatives unless such non-public information has been previously provided or made available to the other Parties and (B) engage in or otherwise participate in discussions or negotiations with the person making such Takeover Proposal (including as a part thereof, making counterproposals) and its Representatives and potential sources of financing regarding such Takeover Proposal. “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those applicable to Parent or to Parent than those applicable to the Company, as applicable, that are contained in the Confidentiality Agreement; provided, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.3.

(d) Each of the Company and Parent shall promptly (and in no event later than forty-eight (48) hours after receipt) notify, orally and in writing, one another of any Takeover Proposal received by such Party or any of its Representatives, which notice shall include the identity of the Person making the Takeover Proposal and the material terms and conditions thereof (including copies of any written proposal relating thereto provided to such Party or any of its Representatives) and indicate whether such Party has furnished non-public information to, or entered into discussions or negotiations with, such third party. Each of the Company and Parent shall keep one another reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) such Takeover Proposal. Each of the Company and Parent agrees that it and its Subsidiaries will not enter into any Contract with any Person subsequent to the date of this Agreement that prohibits such Party from providing any information to Parent in accordance with this Section 5.3.

(e) Except as expressly permitted by this Section 5.3(e), the Company Board of Directors and the Parent Board of Directors shall not (i) (A) fail to include the Company Recommendation (in the case of the Company Board of Directors) or the Parent Recommendation (in the case of the Parent Board of Directors) in the Joint Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation (in the case of the Company Board of Directors) or to the Company, the Parent Recommendation (in the case of the Parent Board of Directors), (C) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication by the Company Board of Directors or the Parent Board of Directors, as applicable, of the type contemplated by Rule 14d-9(f) under the Exchange Act (it being understood that the Company Board of Directors or the Parent Board of Directors, as applicable, may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered an Adverse Recommendation Change so long as the Company reaffirms the Company Recommendation or Parent reaffirms the Parent

Recommendation during such period), (D) other than with respect to the period of up to ten (10) Business Days applicable to formal tender or exchange offers that are the subject of the preceding clause (C), fail to recommend against a Takeover Proposal or fail to reaffirm the Company Recommendation or the Parent Recommendation, as applicable, in either case within ten (10) Business Days after a request by Parent or the Company, as applicable, to do so; provided, however, that (1) such ten (10) Business Day period shall be extended for an additional ten (10) Business Days following any material modification to any Takeover Proposal occurring after the receipt of Parent’s or the Company’s written request, as applicable, and (2) each of Parent and the Company shall be entitled to make such a written request for reaffirmation only once for each Takeover Proposal and once for each material amendment to such Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”); or (ii) authorize, cause or permit the Company or any of its Subsidiaries (in the case of the Company Board of Directors) or Parent or any of its Subsidiaries (in the case of the Parent Board of Directors) to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3(c)). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval or the Parent Stockholder Approval is obtained, (x) the Company Board of Directors or the Parent Board of Directors, as applicable, may make an Adverse Recommendation Change if (1) the Company or Parent, as applicable, is not in material breach of this Section 5.3 and (2) after receiving a bona fide unsolicited written Takeover Proposal, the Company Board of Directors or the Parent Board of Directors, as applicable, has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Takeover Proposal constitutes a Superior Proposal and (ii) in light of such Takeover Proposal, the failure to take such action would be reasonably likely to be inconsistent with the Company Board of Directors’ or the Parent Board of Directors’ fiduciary duties under applicable Law and (y) the Company may terminate this Agreement in order to enter into a binding written agreement with respect to a Superior Proposal in accordance with Section 7.1(k); provided, that the Company Board of Directors or the Parent Board of Directors, as applicable, has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the Company Board of Directors’ or the Parent Board of Directors’ fiduciary duties under applicable Law; provided, however, that, prior to making any Adverse Recommendation Change or terminating this Agreement as described in clauses (x) and (y) of this sentence, (A) the Company has given Parent, or Parent has given the Company, as applicable, at least four (4) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal) and the Company has contemporaneously provided to Parent, or Parent has contemporaneously provided to the Company, as applicable, a copy of the Superior Proposal and a copy of any written proposed transaction documents with the person making such Superior Proposal, (B) the Company has negotiated in good faith with Parent, or Parent has negotiated in good faith with the Company, during such notice period to enable Parent or the Company, as applicable, to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (C) following the end of such notice period, the Company Board of Directors or the Parent Board of Directors, as applicable, shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent (in the case of the Company Board of Directors) or the Company (in the case of the Parent Board of Directors), and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Superior Proposal continues to constitute a Superior Proposal if the revisions proposed by Parent or the Company, as applicable, were to be given effect, and (D) in the event of any change to any material terms of such Superior Proposal, the Company shall have delivered to Parent, or Parent shall have delivered to the Company, as applicable, an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four (4) Business Day period notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (i) two (2) Business Days and (ii) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.3(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(f) Other than in connection with a Superior Proposal (which, for the avoidance of doubt, shall be subject to Section 5.3(e) and shall not be subject to this Section 5.3(f)), nothing in this Agreement shall prohibit or restrict the Company Board of Directors from making an Adverse Recommendation Change in response to a Company Intervening Event, or the Parent Board of Directors from making an Adverse Recommendation Change in response to a Parent Intervening Event, if the Company Board of Directors or the Parent Board of Directors, as applicable, has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Company Board of Directors or the Parent Board of Directors, as applicable, to make an Adverse Recommendation Change would be reasonably likely to be inconsistent with the Company Board of Directors’ or the Parent Board of Directors’ fiduciary duties under applicable Law; and provided, further, that, prior to making such Adverse Recommendation Change, (i) the Company has given Parent, or Parent has given the Company, as applicable, at least four (4) Business Days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (ii) the Company or Parent, as applicable, has negotiated, and directed its Representatives to negotiate, in good faith with Parent or the Company, as applicable, during such notice period after giving any such notice to enable Parent or the Company, as applicable, to propose revisions to the terms of this Agreement such that it would not permit the Company Board of Directors or the Parent Board of Directors, as applicable, to make an Adverse Recommendation Change pursuant to this Section 5.3(f) and (iii) following the end of such notice period, the Company Board of Directors or the Parent Board of Directors, as applicable, shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent or the Company, as applicable, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that failure to make an Adverse Recommendation Change in response to such Company Intervening Event or Parent Intervening Event, as applicable, would be reasonably likely to be inconsistent with the Company Board of Directors’ or the Parent Board of Directors’ fiduciary duties under applicable Law.

(g) Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board of Directors, on the one hand, or Parent or the Parent Board of Directors, on the other hand, from taking and disclosing to the stockholders of the Company or Parent, as applicable, a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of the Company or Parent, as applicable, pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Company Board of Directors or the Parent Board of Directors, as applicable, after consultation with outside counsel, the failure so to disclose would be reasonably likely to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company Board of Directors or the Parent Board of Directors, as applicable.

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) Parent and the Company shall prepare the Form S-4, which will include the Joint Proxy Statement/Prospectus, (ii) Parent and the Company shall file with the SEC the Joint Proxy Statement/Prospectus and (iii) Parent shall file the Form S-4, which will include the Joint Proxy Statement/Prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. Each of Parent and the Company will cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders, as applicable, as soon as reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act (the date upon which such mailing occurs, the “Joint Proxy Statement/Prospectus Mailing Date”). Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement, including the Merger and the Share Issuance. Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the Share Issuance and the reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested by Parent in connection with any such action. No filing or mailing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other Party’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other Party a reasonable opportunity to review and comment thereon (which comments shall be considered by the other Party in good faith); provided, however, that Parent or the Company, as applicable, in connection with an Adverse Recommendation Change, a Takeover Proposal or a Superior Proposal may amend or supplement the Joint Proxy Statement/Prospectus or the Form S-4 (including by incorporation by reference) pursuant to a Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to the other Party or its business, financial condition or results of operations. A “Qualifying Amendment” means an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus (including by incorporation by reference) to the extent it contains (a) an Adverse Recommendation Change, (b) a statement of the reason of the Company Board of Directors or the Parent Board of Directors, as applicable, for making such Adverse Recommendation Change, (c) a factually accurate statement by the Company or Parent that describes the Company’s or Parent’s receipt of a Takeover Proposal or Superior Proposal, the terms of such proposal and the operation of this Agreement with respect thereto, and (d) additional information reasonably related to the foregoing.

(b) Each of Parent and the Company shall promptly notify one another upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide one another with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 and advise one another of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4. Each of Parent and the Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Parent or the Company, as applicable, will advise one another promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the threat or issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide one another with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus, so that either such document would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made), not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. Each of Parent and the Company shall reasonably cooperate upon the other Party’s request in amending or supplementing the Joint Proxy Statement/Prospectus pursuant to a Qualifying Amendment made in compliance with this Agreement.

(c) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, the Company shall take all action necessary in accordance with applicable Laws and the Company’s Governing Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”) and not postpone or adjourn the Company Stockholders’ Meeting except (i) to the extent required by applicable Law or to solicit additional proxies or (ii) votes in favor of adoption of this Agreement if sufficient votes to constitute the

Company Stockholder Approval have not been obtained; provided, that, unless otherwise agreed by the Parties, the Company Stockholders’ Meeting may not be postponed or adjourned to a date that is more than twenty (20) days after the date for which the Company Stockholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company will, except in the case of an Adverse Recommendation Change, through the Company Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals.

(d) As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC, Parent shall take all action necessary in accordance with applicable Laws and Parent’s Governing Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval (the “Parent Stockholders’ Meeting”) and not postpone or adjourn the Parent Stockholders’ Meeting except to the extent required by applicable Law or to solicit additional proxies and votes in favor of adoption of this Agreement if sufficient votes to constitute the Parent Stockholder Approval have not been obtained; provided, that, unless otherwise agreed by the Parties, the Parent Stockholders’ Meeting may not be postponed or adjourned to a date that is more than twenty (20) days after the date for which the Parent Stockholders’ Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). Parent will, except in the case of an Adverse Recommendation Change, through the Parent Board of Directors, recommend that its stockholders approve the Share Issuance, the Delaware Conversion and the Parent A&R Charter and will use reasonable best efforts to solicit from its stockholders proxies in favor of the Share Issuance, the Delaware Conversion and the Parent A&R Charter and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals.

(e) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting on the same date and at the same time.

Section 5.5 Regulatory Approvals; Efforts; Third-Party Consents.

(a) Prior to the Closing, the Parties shall use their respective reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and any applicable Laws, including the HSR Act and Gaming Laws, to consummate and make effective, as promptly as practicable after the date hereof, the Merger, including (i) the preparation and filing of all applications, forms, registrations, petitions, notices and other documents required to be filed to consummate the Merger, including prompt filing of a Notification and Report Form pursuant to the HSR Act, (ii) the preparation of any financial or non-financial information required by any Gaming Authority or Governmental Entity pursuant to any Antitrust Law or Gaming Law, in each case in connection with the transactions contemplated by this Agreement, (iii) the satisfaction of the conditions to consummating the Merger, (iv) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (v) the taking of all actions necessary to obtain (and cooperating with each other in obtaining) as promptly as practicable any consent, authorization, Order or approval of, or any exemption by, or to avoid any Action or other challenge of the legality of the transactions contemplated by this Agreement by, any Governmental Entity (which actions shall include furnishing all information and documentary material required by any Gaming Authority or other Governmental Entity) required to be obtained or made by any of the Parties or their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement (collectively, “Approvals”), and (vi) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of the Parties and their respective Affiliates shall not take any action after the date of this Agreement with the intent of (i) imposing any delay in the obtaining of, or increasing the risk of not obtaining, the expiration or termination of any applicable waiting period pursuant to the HSR Act, or any other Approval, including Gaming Approvals, necessary to consummate the transactions contemplated hereby, (ii) increasing the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby or (iii) increasing the risk of not being able to remove any such Order on appeal or otherwise.

(b) Without liming the generality of Parent’s and the Company’s undertakings pursuant to Section 5.5(a), Parent and its Affiliates shall take any and all steps necessary, and the Company shall reasonably cooperate with Parent and its Affiliates in their efforts, to avoid or eliminate each and every impediment under any Antitrust Law or Gaming Law that may be asserted by any antitrust or competition Governmental Entity or Gaming Authority so as to enable the Parties to close the Merger as promptly as practicable, and in any event prior to the End Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders or otherwise, (i) the sale, divestiture or disposition of its or its Subsidiaries assets, properties or businesses or of the assets, properties or businesses of the Company or its Subsidiaries, (ii) the holding separate of particular assets or placing operating properties in trust upon the Closing pending obtaining control upon subsequent receipt of Approval from applicable Gaming Authority or Governmental Entity pursuant to applicable Antitrust Laws or Gaming Laws and (iii) the entry into such other arrangements, agreements or amendments as are necessary or advisable in order to obtain any required Approvals or the expiration or termination of any applicable waiting period pursuant to the HSR Act and to avoid the entry of, or to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that would restrain, delay or prevent the consummation of the transactions contemplated hereby as soon as possible (and in any event before the End Date).

(c) In furtherance and not in limitation of the provisions of Section 5.5(a), each Party agrees to make promptly but in no event later than fifteen (15) Business Days after the date of this Agreement an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the HSR Act. None of the Parties shall extend any waiting period under the HSR Act without, or enter into any agreement with the Federal Trade Commission or the U.S. Department of Justice or any other Governmental Entity that would restrain, delay or prevent the consummation of the transactions contemplated by this Agreement except with, the prior written consent of the other Parties (which shall not be unreasonably withheld, conditioned or delayed).

(d) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required Approvals undertaken pursuant to the provisions of this Section 5.5. In that regard, prior to the Closing, each Party shall promptly consult with the other Parties with respect to, and provide any necessary information with respect to (and, in the case of correspondence, provide the other Parties (or their counsel) copies of), all filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement or the Merger. Each Party shall promptly inform the other Parties, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties orally of) any material communication from any Governmental Entity or third party regarding the Merger or any proposed agreement or arrangement with any Governmental Entity or third party in connection with the Merger, and permit the other Parties to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed communication, or proposed agreement or arrangement, with any such Governmental Entity or third party. None of the Parties shall initiate, and to the extent reasonably practicable participate in, any meeting or teleconference with any Governmental Entity in connection with this Agreement or the Merger unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity and applicable Law, gives the other Parties the opportunity to attend and participate thereat (whether by telephone or in person). Each Party shall furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or third party with respect to this Agreement or the Merger and furnish the other Parties with such necessary information and reasonable assistance as any such other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.5 may be redacted (i) to remove references concerning the valuation of the Company, the Merger or other confidential information (including personal financial and other confidential personal information), (ii) as necessary to comply with contractual arrangements or applicable Laws and (iii) as necessary to address reasonable privilege concerns, and the Parties may reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 5.5(d) as “counsel only” or, as appropriate, as “outside counsel only.”

(e) In furtherance and not in limitation of the provisions of Section 5.5(b), Parent and Merger Sub agree to, and agree to cause their Affiliates and their respective directors, officers, partners, managers, members, principals and stockholders to, and the Company agrees to, prepare and submit to the Gaming Authorities as promptly as practicable, and in any event no later than forty-five (45) days from the date of this Agreement, all initial applications and supporting documents necessary to obtain all Requisite Gaming Approvals.

(f) Notwithstanding anything herein to the contrary, Parent shall determine the strategy to be pursued for obtaining and lead any efforts to obtain all required Approvals; provided, that Parent shall, in good faith, take into consideration the Company’s views, suggestions and comments regarding such strategy and efforts.

(g) Parent shall, and shall cause its Affiliates to, use their respective reasonable best efforts to obtain, and Company shall use its reasonable best efforts to cooperate with Parent and its Affiliates in their efforts to obtain, any third-party consents or approvals (other than the Approvals) (collectively, “Third-Party Consents”) that are necessary or desirable for consummation of the transactions contemplated by this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, (i) the Company and its Subsidiaries shall not be obligated to obtain any Third-Party Consents, or pay any fees in connection therewith, pursuant to this Agreement and (ii) the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.3 shall not be deemed to include the obtaining of any Third-Party Consents.

Section 5.6 Takeover Laws and Provisions. If any Takeover Laws or Takeover Provisions may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Parties shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.7 Publicity. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement. None of the Parties shall issue or cause the publication of, and each of them shall cause their Affiliates and Representatives not to issue or publish, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of Parent and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or stock exchange rules (upon the advice of counsel), (b) in connection with an Adverse Recommendation Change or (c) for any disclosures made in compliance with Section 5.3; provided, that in the case of clauses (a), (b) and (c), Parent or the Company, as applicable, shall use its reasonable best efforts to provide the other Party a reasonable opportunity to comment on such press release or public announcement in advance of such issuance or publication; provided, further, that, for purposes of clarity and the avoidance of doubt, no Party shall be required to obtain consent pursuant to this Section 5.7 to the extent any communication (including any internal announcement to employees) is not inconsistent in any material respect with information that has been previously been made public in compliance with the obligations set forth in this Section 5.7.

Section 5.8 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or any of its Subsidiaries as provided in their respective Governing Documents or in any Contract shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect (to the fullest extent permitted under applicable Law) any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ Governing Documents in effect immediately prior to the Effective Time (to the extent and for so long as such entities remain in existence following the Effective Time) or in any Contracts of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the applicable Party’s Governing Documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification and exculpation in respect of any Action pending or asserted within such period shall continue until the disposition or resolution of such Action.

(b) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such Person’s heirs, executors or administrators, an “Indemnified Party”), in each case, against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding, arbitration or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Governing Documents of the Company and applicable Law to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether commenced before or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby and including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c) For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof by the Company and its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance and fiduciary liability insurance coverage in effect as of the date hereof by the Company and its Subsidiaries, in either case, of not less than the existing coverage and with other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage with respect to matters existing or arising on or before the Effective Time, including the transactions contemplated hereby; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages (the “Maximum Amount”) required to be obtained pursuant hereto, but in such case shall be obligated to obtain a policy with the greatest coverage possible that does not exceed 300% of the last annual premium paid by the Company prior to the date hereof. Prior to the Effective Time, the Company shall, or if the Company is unable to, shall cause the Surviving Corporation as of the Effective Time to, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such; provided, that in no event shall the cost of such policy, if purchased by the Company, exceed the Maximum Amount and, if such a “tail policy” is purchased, Parent shall have no further obligations under this Section 5.8(c).

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.8.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other applicable rights such Indemnified Party may have under the Governing Documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL, the NRS or otherwise.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including its successors, heirs and legal representatives) to whom this Section 5.8 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.8 applies shall be third-party beneficiaries of this Section 5.8 and (ii) this Section 5.8 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Corporation and their respective successors and assigns.

(g) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 5.8.

Section 5.9 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 5.10 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger by each individual who is as of immediately prior to the Effective Time subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or who will immediately after the Effective Time become subject to such reporting requirements with respect to Parent, in each case, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Transaction Litigation. Each of Parent and the Company shall provide one another with the opportunity to participate in, at such other Party’s sole expense, such Party’s defense or settlement of any stockholder Action against such Party or any of its directors or officers relating to the transactions contemplated by this Agreement, including the Merger. Each of Parent and the Company agrees that it shall not settle or offer to settle any such Action commenced prior to or after the date of this Agreement that contemplates any equitable relief or that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.12 Nasdaq Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger and shares of Parent Common Stock to be reserved for issuance upon settlement or exercise of equity awards in respect of Parent Common Stock to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Section 5.13 Company Indebtedness; Restructuring Transaction.

(a) If requested by Parent, the Company shall use commercially reasonable efforts to cause to be delivered to Parent and Merger Sub no later than three (3) Business Days prior to the Closing Date customary payoff letters with respect to the Company Credit Agreements (each, a “Payoff Letter”), from the Persons to whom such indebtedness is owed (or the applicable agent or trustee on their behalf), which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount with respect to the applicable Company Credit Agreement and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness, shall, upon the payment of the amount set forth in the Payoff Letter on or prior to the Closing Date, be released and terminated (the “Company Credit Agreements Payoff”); provided, that (i) in no event shall this Section 5.13(a) (A) require the Company or any of its Subsidiaries to cause or permit the Company Credit Agreements Payoff to occur unless the Closing has occurred or (B) require the Company or any of its Subsidiaries to incur any expense required to effect the Company Credit Agreements Payoff prior to the Closing that is not advanced or substantially simultaneously reimbursed by Parent, and (ii) at the Closing, Parent or its designee (which may be the Company) shall deposit with the appropriate agent under the Company Credit Agreements the funds sufficient to actually effect the Company Credit Agreements Payoff.

(b) Prior to or on the Closing Date, if requested by Parent, the Company shall use its commercially reasonable efforts to cooperate with Parent to take such actions as are necessary to effect the redemption on the Closing Date and, if requested by Parent, the satisfaction and discharge (the “Discharge”) on the Closing Date, of all of the 5.250% Senior Notes due 2025 issued under the Company 2025 Note Indenture (the “Company 2025 Notes”) in accordance with the terms of the Indenture, dated as of October 16, 2017, as amended by the Supplemental Indenture, dated as of December 22, 2017, by and among Caesars Resort Collection, LLC, each of the subsidiary guarantors party thereto, CRC Finco, Inc. and Deutsche Bank Trust Company Americas, as trustee, governing the Company 2025 Notes (as amended, the “Company 2025 Note Indenture”), including, at Parent’s reasonable written request, issuing a notice of redemption with respect to the Company 2025 Notes pursuant to the requisite provisions of the Company 2025 Note Indenture; provided, that nothing in this Section 5.13(b) shall require the Company or any Subsidiaries of the Company (i) to issue any notice of redemption prior to the Closing unless it is (and is permitted by the Company 2025 Note Indenture to be) subject to and conditioned upon the occurrence of the Closing or (ii) prior to the Closing, pay or deposit any amounts required to redeem or Discharge the Company 2025 Notes unless Parent has previously provided to the Company, or made arrangements satisfactory to the Company for deposit with the trustee under the Company 2025 Note Indenture, in each case, all funds required by the Company 2025 Note Indenture by the time required by the Company 2025 Note Indenture in order to complete such redemption or Discharge, including pursuant to a deposit by the Company or its Subsidiaries of all or a portion of such amounts on or following the Closing.

(c) With respect to the Convertible Notes:

(i) The Company shall use reasonable best efforts to commence a consent solicitation with respect to the Convertible Notes (the “Consent Solicitation”) for the purpose of obtaining consents from the holders of a majority in aggregate principal amount of the outstanding Convertible Notes (the “Requisite Consents”) to effect the amendments summarized in Section 5.13(c) of the Company Disclosure Schedule (collectively, the “Convertible Notes Indenture Amendments”). The terms and conditions of the Consent Solicitation, including the timing, amount of any applicable consent fee and structure, shall be in the sole discretion of the Company. The Company shall keep Parent reasonably informed of the status of the Consent Solicitation.

(ii) With respect to the Consent Solicitation:

(A) The Company shall use reasonable best efforts to prepare all proposed forms of documentation necessary and appropriate in connection with the Consent Solicitation, including the consent solicitation statement, and to the extent necessary, related letters of transmittal and other related documents (collectively, the “Consent Solicitation Documents”). The Company shall provide Parent with copies of the Consent Solicitation Documents. If at any time prior to the completion of the Consent Solicitation, any information should be discovered by the Company or Parent necessary to ensure that the Consent Solicitation Documents do not contain any untrue statement of a material fact or omit to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party, and the Company shall use reasonable best efforts to cause an appropriate amendment or supplement describing such information to be disseminated to the holders of the Convertible Notes or to otherwise disseminate such information to the holders of the Convertible Notes.

(B) The Company shall use reasonable best efforts to execute a customary solicitation agent agreement with one or more financial institutions reasonably acceptable to the Company (it being understood and agreed that the financial institutions that have delivered the Debt Financing Commitment shall be reasonably acceptable to the Company ), retaining such financial institution(s) as the solicitation agent(s) in connection with the Consent Solicitation, and shall use its commercially reasonable efforts to assist the solicitation agent(s) in obtaining a list of beneficial holders of the Convertible Notes (or The Depository Trust Company participants holding Convertible Notes on behalf of such beneficial holders), customary legal opinions as may be reasonably requested by the solicitation agent(s) and any other customary documents reasonably required by the solicitation agent(s) in connection with the Consent Solicitation.

(C) Promptly following the expiration of the Consent Solicitation, assuming the Requisite Consents have been properly delivered (and not revoked), the Company shall use reasonable best efforts to execute, and request that the trustee under the Convertible Notes Indenture execute, a supplemental indenture effecting the Convertible Notes Indenture Amendments (the “Convertible Notes Supplemental Indenture”) and shall provide all documents required in connection therewith to such trustee; provided, that notwithstanding the fact that the Convertible Notes Supplemental Indenture may become effective earlier, the proposed amendments set forth therein shall not be required to become operative, and the Company shall not be required to pay any consent fee or other related fees and expenses of the Consent Solicitation unless and until the Effective Time has occurred and all other conditions of the Consent Solicitation have been satisfied or waived.

(iii) The Company shall pay any consent fee for the Consent Solicitation and all fees and expenses of any solicitation agent, information agent, depositary or other Person retained in connection with the Consent Solicitation; provided that the Company shall not be required to pay any consent fee or other related fees and expenses of the Consent Solicitation unless and until the Effective Time has occurred and all other conditions of the Consent Solicitation have been satisfied or waived.

(iv) If requested by the Company, Parent shall use reasonable best efforts to cooperate and consult with the Company with respect to such alternative transactions as may be identified by the Company to be taken in lieu of, or in addition to, the Consent Solicitation in order to otherwise achieve the effects of the Consent Solicitation with respect to the Specified Convertible Notes Indenture Amendments (as defined in Section 5.13(c) of the Company Disclosure Schedule) or to replace the Consent Solicitation (any such transaction so effected with the mutual agreement of the Company and Parent and the applicable Lenders, an “Alternative Notes Transaction”).

(v) In the event that the Effective Time has not occurred prior to the first date on which the Convertible Notes may be mandatorily converted by the Company pursuant to Section 10.13 of the Convertible Notes Indenture (the “Mandatory Conversion Trigger Date”) and on the Mandatory Conversion Trigger Date Convertible Notes remain outstanding, the Company shall take all steps necessary and permitted pursuant to the terms of the Convertible Notes Indenture to cause all of the Convertible Notes then outstanding to be converted pursuant to, and in compliance with, such Section 10.13 as soon as possible in accordance with the Convertible Notes Indenture following the Mandatory Conversion Trigger Date.

(d) Notwithstanding anything to the contrary in this Agreement, Parent shall promptly, upon request by the Company, reimburse the Company for all out-of-pocket fees, costs and expenses (including reasonable attorneys’ fees) incurred by the Company in connection with this Section 5.13 (other fees, costs and expenses incurred in connection with Section 5.13(c)) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any redemption or Discharge of the Company 2025 Note Indenture (or failure to redeem or Discharge, as the case may be) requested by Parent hereunder and any information used in connection therewith, except to the extent arising from or based upon any information provided by the Company or any of its Subsidiaries or Representatives specifically for use in connection with the redemption or Discharge. Parent shall provide forms reasonably satisfactory to the Company of any documentation required to effect any action pursuant to this Section 5.13 (other than documentation for any Consent Solicitation pursuant to Section 5.13(c)).

(e) To the extent Parent elects to cause the amounts outstanding under the Company Credit Agreements and Company 2025 Notes to be repaid, redeemed or satisfied and discharged, Parent shall cause (i) the Company Credit Agreements Payoff to occur on the Closing Date and (ii) the redemption and Discharge of all of the Company 2025 Notes on the Closing Date or the satisfaction and discharge of the Company 2025 Note Indenture on the Closing Date.

(f) On or prior to the Closing Date, the Company shall:

(i) cause all of the outstanding equity interests of CEOC LLC to be contributed (via merger or direct contribution) to Caesars Resort Collection, LLC;

(ii) at the request of Parent, form new wholly owned subsidiaries, contribute the real property, buildings and other improvements subject to the Real Estate Purchase Agreements to such subsidiaries and take such other reasonable actions to facilitate the transactions required pursuant to the Real Estate Purchase Agreements and the Master Transaction Agreement; and

(iii) at the request of Parent, cause the Internal Restructuring (as defined in the Master Transaction Agreement) to occur.

Section 5.14 Notification of Certain Matters. Each of the Parties shall promptly notify the other Parties of any fact, event or circumstance known to it that (a) has had or is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to have a Material Adverse Effect on the Company or Parent, as applicable, or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided, that any failure to give notice in accordance with the foregoing with respect to any change or event shall not be deemed to constitute a violation of this Section 5.14 or the failure of any condition set forth in Section 6.2 or Section 6.3 to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying change or event would independently result in a failure of the conditions set forth in Section 6.2 or Section 6.3 to be satisfied.

Section 5.15 Employee Matters.

(a) Unless Parent provides written notice to the Company no later than three (3) Business Days prior to the Effective Time, the Company, shall one (1) Business Day prior to the Effective Time, adopt resolutions terminating any Benefit Arrangement intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code, effective no later than the day immediately preceding the date the Company and Parent become members of the same controlled group of corporations (as defined in Section 414(b) of the Code). The form and substance of such resolutions shall be subject to the reasonable approval of Parent, and the Company shall provide evidence that such resolutions have been adopted by the Company and/or its Subsidiaries, as applicable.

(b) Except where applicable Law or the provisions of a Labor Contract in effect as of the date hereof (or entered into or modified following the date hereof in compliance with Section 5.1) require more favorable treatment, from the Effective Time and continuing for twelve (12) months following the Effective Time, Parent shall, or shall cause its Subsidiaries (including the Company or any of its Subsidiaries) to, provide each current employee of the Company or any of its Subsidiaries (the “Company Employees”), to the extent such employee remains employed by Parent or its Subsidiaries (including the Company or any of its Subsidiaries), (i) no less than the annual base salary or wage rate and cash bonus opportunities (excluding retention or stay opportunities) that in each case were provided to such employee immediately prior to the Effective Time and (ii) other employee benefits (excluding equity-based or equity-linked compensation or benefits, and excluding any defined benefit pension or retiree medical benefits except as required by applicable Law or the provisions of a Labor Contract (or entered into or modified following the date hereof in compliance with Section 5.1) that are substantially comparable in the aggregate to those provided to such employee as of immediately prior to the Effective Time. Without limiting the foregoing, from the Effective Time and continuing for a period of at least twelve (12) months following the Effective Time, Parent agrees to provide or cause its Subsidiaries (including the Company and its Subsidiaries) to provide to each Company Employee severance payments and benefits that are no less favorable than the severance payments and benefits for which such Company Employee was eligible immediately prior to the Effective Time; provided, that such severance payments and benefits are either (1) Previously Disclosed as of the date hereof (or entered into or modified following the date hereof in compliance with Section 5.1), or (2) set forth on Section 5.15 of the Company Disclosure Schedule, and, in each case, only to the extent the terms of such payments and benefits have not been modified following the date hereof (except for modifications that are expressly permitted by the terms of this Agreement).

(c) With respect to employee benefit plans, programs, policies and arrangements that are established or maintained by Parent or its Subsidiaries (including the Company and its Subsidiaries) from and after the Effective Time (the “Parent Benefit Plans”), to the extent applicable (i) Company Employees (and their eligible dependents) shall be given credit for their service with the Company and its Subsidiaries for all purposes, including eligibility to participate, vesting and benefit accrual (but not benefit accrual under a defined benefit pension plan), to the same extent such service was taken into account by the Company and its Subsidiaries under a corresponding Benefit Arrangement of the Company or its Subsidiaries immediately prior to the Effective Time, (ii) any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations shall be waived for Company Employees (and their eligible dependents) as of the Effective Time (provided that in the case of any insured arrangement, subject to applicable Law, such waivers shall be subject to the consent of the applicable insurer and Parent shall use commercially reasonable efforts to obtain such consent) and (iii) all Company Employees (and their eligible dependents) shall be given credit for amounts paid under a corresponding Benefit Arrangement of the Company or its Subsidiaries during the same period for purposes of applying deductibles, copayments and out of pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable Parent Benefit Plans (provided that in the case of any insured arrangement such credit shall be subject to the consent of the applicable insurer and Parent shall use commercially reasonable efforts to obtain such consent). Notwithstanding the foregoing provisions of this Section 5.15(c), service and other amounts shall not be credited to Company Employees (or their eligible dependents) to the extent the crediting of such service or other amounts would result in the duplication of benefits.

(d) As of the Effective Time, the Company and/or its applicable Subsidiaries shall continue as a party to, as required and by operation of Law (and, to the extent required by an applicable agreement or arrangement or applicable Law, Parent shall cause the Company and/or its applicable Subsidiaries to assume and agree to perform in accordance with their terms), all employment, consulting, severance, bonus, retention, change in control, incentive and other compensation agreements and arrangements and Labor Contracts existing as of the Effective Time between the Company or any of its Subsidiaries and any director, officer or employee thereof or covering Company Employees (or former employees of the Company or any of its Subsidiaries (“Former Company Employees”)) or in which Company Employees (or Former Company Employees) are eligible to participate; provided that each such agreement or arrangement is Previously Disclosed or is entered into or modified after the date hereof and prior to the Effective Time by the Company or any of its Subsidiaries in compliance with Section 5.1.

(e) The Company (including the Compensation Committee of the Company Board of Directors and all relevant Company human resources personnel) shall consult with Parent prior to establishing or announcing any incentive arrangements (including any annual bonus arrangements) for any employees or other service providers of the Company or any of its Subsidiaries covering any performance period that begins after the date of this Agreement, including with respect to the establishing of any performance metrics, goals, targets or payout levels, and including with respect to design parameters generally. The Company (including the Compensation Committee of the Company Board of Directors and all relevant Company human resources personnel) shall consult with Parent prior to paying or announcing any incentive amounts (including pursuant to any annual bonus arrangements) following the date of this Agreement to any employees or other services providers of the Company or any of its Subsidiaries.

(f) The Parties shall, and shall cause their respective Affiliates to, reasonably cooperate and use their respective reasonable best efforts to comply promptly with all applicable Laws that may be imposed on them or any of their Affiliates with respect to carrying out any and all required or necessary communications, including information, notice and consultation, and effects and decisional bargaining, and any action required to facilitate any required assumption of Labor Contracts, with Employees or any labor or trade union, labor organization, works council, staff association, worker representative or any other employee representative body.

(g) Nothing contained in this Agreement (including this Section 5.15), express or implied (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall alter or limit the ability of Parent, the Company or any of their respective Affiliates to amend, modify or terminate any employee benefit or employment plan, program, agreement, or arrangement after the Effective Time, (iii) is intended to confer or shall confer upon any current or former employee any right to employment or continue employment, or constitute or create an employment agreement with any employee, or (iv) is intended to confer or shall confer upon any individual or any legal representative of any individual (including employee, retirees, or dependents or benefits of employees or retirees) any right as a third-party beneficiary of this Agreement.

Section 5.16 Financing Cooperation; Financing.

(a) The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives to, at Parent’s sole expense, provide to Parent such cooperation as is reasonably requested by Parent in connection with arranging, obtaining or syndicating any Financing or Related Financing and consummating the transactions contemplated by the Real Estate Purchase Agreements and the Master Transaction Agreement; provided, that such requested cooperation pursuant to Section 5.13 and this Section 5.16(a) (i) does not conflict with or violate applicable Law or the Governing Documents of the Company or any of its Subsidiaries, (ii) does not unreasonably interfere with the business or operations of the Company and its Subsidiaries, (iii) is not required to the extent that it would cause any condition to the Closing set forth in Article VI to not be satisfied or cause any representation or warranty in this Agreement to be breached, (iv) does not cause the Company or any of its Subsidiaries to violate any obligation of confidentiality or any other Contract binding on the Company or any of its Subsidiaries, (v) does not require the Company or any of its Subsidiaries to pay or incur any commitment or other similar fee or incur or assume any liability or obligation in connection with the Financing or Related Financing or any actions taken pursuant to Section 5.13 prior to the Closing that is not advanced or substantially simultaneously reimbursed by Parent, (vi) does not cause, and would not reasonably be expected to cause, any director, officer or employee of the Company or any of its Subsidiaries or any Representatives to incur any personal liability, (vii) except as described in clause (K) below, does not require the directors of the Company or any of its Subsidiaries to authorize or adopt any resolutions approving the agreements, documents, instruments, actions or transactions contemplated in connection with (A) the Financing, in each case that is not contingent upon the Closing or would take effect prior to the Effective Time or (B) the Related Financing, (viii) except as described in clause (K) below, does not require that the Company or any of its Subsidiaries or their respective directors, officers or employees execute, deliver or enter into or perform any Contract in connection with (A) the Financing that would be effective prior to the Closing (other than customary authorization or representation letters or auditor engagement letters for purposes of effecting the cooperation envisioned hereunder) or (B) the Related Financing, (ix) does not require the Company to (x) prepare or provide Excluded Information, (y) without limiting the scope of its obligations pursuant to clauses (C) and (D) below or the definition of “Financing Information,” prepare or provide pro forma financial statements or (z) change any fiscal period, (x) does not require the Company or its Subsidiaries (or use any efforts to cause its counsel to) deliver any opinions or reliance letters, including, in connection with the transactions contemplated hereby under any existing debt agreements of the Company or its Subsidiaries (except as set forth in Section 5.13(c)), or to provide access to or disclose information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries, or (xi) does not require the Company or its Subsidiaries to file or furnish any reports or information with the SEC in connection with the Financing or the Related Financing, except, after consultation between the Parent and the Company and their respective Representatives, the furnishing on Current Reports on Form 8-K by the Company of information to be included in documents or marketing materials with respect to the Financing or Related Financing to the extent required in order to satisfy the Company’s Regulation FD disclosure obligations, which cooperation may include using reasonable best efforts to (A) cause the individuals set forth in Section 5.16 of the Company Disclosure Schedule to be available, during normal business hours and upon reasonable advance notice, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies in connection with the Financing or the Related Financing; (B) assist with the preparation of customary materials relating to the Company and its Subsidiaries for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents customarily required in connection with the Financing or the Related Financing, in each case, as may be reasonably requested by Parent; (C) as promptly as reasonably practicable upon the reasonable request by Parent, furnish Parent and its Financing Sources with financial and other pertinent information regarding the Company and its Subsidiaries that is customarily required to prepare any offering memorandum, registration statement, prospectus, confidential information memorandum, lender presentation and other materials, in each case, customarily required in connection with the Financing or Related Financing (including the Financing Information); (D) as promptly as reasonably practicable upon the reasonable request by Parent, furnish Parent with customary financial and other information as may be reasonably necessary for Parent or the Real Estate Financing Sources to prepare a customary pro forma consolidated balance sheet and related pro forma consolidated statements of income (including, without limitation, any property level financials required to prepare pro forma financials as a result of asset sales and the Sale Leaseback Transactions) of Parent and its Subsidiaries giving effect to the Merger and to any sale, divestiture, lease, sublease, license, sublicense or other disposition of any assets, properties or businesses of the Company or its Subsidiaries that is consummated, or with respect to which a definitive agreement is entered into, during the period beginning on the date of this Agreement and ending substantially currently with the Closing, in each case of the foregoing in this clause (D), that would be required pursuant to the requirements of Regulation S-X under the Securities Act, and assisting Parent with Parent’s preparation of such pro forma financial statements (it being understood that, notwithstanding anything to the contrary set forth herein, the Company shall have no obligation to prepare any pro forma financial statements or projections, each of which Parent shall be solely responsible for), (E) promptly (but in any event no later than four (4) Business Days prior to the Closing Date) furnish to the Financing Sources all customary information regarding the Company and its Subsidiaries that is reasonably requested by the Financing Sources and is required in connection with, and in accordance with the terms of, the Debt Financing by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Financing Source that has requested such certification, relating to the Company or any of its Subsidiaries, in each case to the extent requested by Parent in writing at least ten (10) Business Days prior to the Closing; (F) use reasonable best efforts to obtain appraisals, surveys, title insurance, landlord waivers and estoppels, non-disturbance agreements, environmental assessments and other documentation and items relating to any Financing or Related Financing as reasonably requested by Parent, and, if requested by Parent, to cooperate with and assist Parent in obtaining such documentation and items; (G) provide customary authorization letters authorizing the distribution of information to prospective lenders regarding the Company, subject to customary terms and conditions; (H) direct the Company’s independent registered accountants to provide customary comfort letters (including “negative assurance” and change period comfort) with respect to the historical financial information regarding the Company and its Subsidiaries referenced in clause (C) and that is included in an offering memorandum or prospectus for a securities offering comprising part of the Debt Financing to the extent such financial information is customarily subject to a comfort letter (including to provide any necessary management representation letters); (I) update any Financing Information as may be necessary for such Financing Information to remain Compliant; (J) upon the reasonable request of Parent, facilitate the execution and delivery by the Company or its Subsidiaries of the documents related to any Financing or Related Financing to which they are to be a party following the Closing, including obtaining title insurance and reasonably facilitating the provision of guarantee and pledging of collateral by executing and delivering definitive financing documents, including pledge and security documents, customary certificates and other documents (including original stock certificates) (provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with and for the Closing and (B) such actions and documents thereof shall become effective and operative only after or concurrently with, the occurrence of the Closing); (K) reasonably cooperate with Parent, and use commercially reasonable efforts to assist Parent in taking, actions necessary to satisfy Parent’s obligations under the Master Transaction Agreement and the transactions and agreements contemplated thereby (including the Real Estate Purchase Agreement) prior to the Closing; and (L) ensure that any syndication efforts in connection with the Debt Financing benefit from the Company’s existing lending and investment banking relationships. The Company and its Subsidiaries hereby consent to the use of their logos in connection with the Debt Financing; provided, that such names, marks, and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company, any of its Subsidiaries or the reputation or goodwill of the Company of any of its Subsidiaries.

(b) Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with any action taken by them at the request of Parent or Merger Sub or otherwise pursuant to this Section 5.16 or in connection with the arrangement of the Financing or any Related Financing and/or any information provided by the Company, its Subsidiaries or their respective Representatives utilized in connection therewith other than to the extent such losses arise from the bad faith, gross negligence or willful misconduct of the Company or its Subsidiaries, as determined by a final, non-appealable judgment of a court of competent jurisdiction. Nothing contained in this Section 5.16 or otherwise shall require the Company or any of its Subsidiaries to be an issuer or other obligor with respect to any Financing prior to the Closing or any Related Financing. All material nonpublic information regarding the Company and its Subsidiaries provided to any of Parent, Merger Sub or their respective Representatives pursuant to this Section 5.16 shall be kept confidential by them in accordance with the Confidentiality Agreement except for disclosure to potential lenders and investors and their respective Representatives as required in connection with any Financing or Related Financing subject to confidentiality protections customary for such Financing or Related Financing (which shall, in any event, require “click through” or other affirmative action acknowledging such provisions). This Section 5.16(b) shall survive the consummation of the Merger and the Effective Time and any termination of this Agreement, and is intended to benefit, and may be enforced by, the Company and its Subsidiaries (and the Company and its Subsidiaries shall be third-party beneficiaries of Parent’s obligations under this Section 5.16(b)), and their respective successors and assigns, and shall be binding on Parent, Merger Sub and their respective successors and assigns.

(c) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and complete the Debt Financing at or before the Closing on the terms and conditions described in the Debt Financing Commitment (including any “flex” terms contained therein) (as amended, supplemented, modified, replaced, terminated, reduced or waived in accordance with Section 5.16(d)), including using reasonable best efforts to:

(i) comply with, maintain in effect and enforce the Debt Financing Commitment, and, once entered into, the Financing Agreements with respect thereto;

(ii) negotiate Financing Agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Financing Commitment (including any “flex” terms contained therein);

(iii) satisfy on a timely basis all conditions applicable to the Debt Financing in the Debt Financing Commitment and any Financing Agreements with respect thereto;

(iv) enforce its rights under the Debt Financing Commitment and any Financing Agreements with respect thereto; and

(v) consummate the Debt Financing at or prior to the Closing.

(d) Parent shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Debt Financing Commitment without the prior written consent of the Company if such amendment, supplement, modification, replacement, termination, reduction or waiver would or would reasonably be expected to (i) delay or prevent the Closing, (ii) reduce the aggregate net proceeds of the Debt Financing from that contemplated by the Debt Financing Commitment as in effect on the date hereof, (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case, in a manner that would or would reasonably be expected to delay, prevent, make less likely or otherwise adversely impact the ability of Parent to obtain the Debt Financing at or prior to the Closing, (iv) make the funding of the Debt Financing (or satisfaction of the conditions thereto) less likely to occur at or prior to the Closing, or (v) adversely impact (A) the ability of Parent to consummate the transactions contemplated by this Agreement by the Closing Date or (B) the ability of any of Parent or Merger Sub to enforce its rights against other parties under the Debt Financing Commitment or any Financing Agreements with respect thereto; it being understood that notwithstanding the foregoing Parent may amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that had not executed the Debt Financing Commitment as of the date of this Agreement and otherwise amend, modify or restate the Debt Financing Commitment in any manner not inconsistent with this sentence. Upon any amendment of the Debt Financing Commitment in accordance with this Section 5.16(d), Parent shall deliver a copy thereof to the Company and (i) references herein to “Debt Financing Commitment” shall include such documents as amended in compliance with this Section 5.16(d) and (ii) references to “Debt Financing” or “Financing” shall include the financing contemplated by the Debt Financing Commitment as amended in compliance with this Section 5.16(d).

(e) Notwithstanding Section 5.16(d), in the event any portion of the Debt Financing becomes or would reasonably be expected to become unavailable on the terms and conditions contemplated in the Debt Financing Commitment, (i) Parent shall promptly notify the Company thereof (and, in any event, within two (2) Business Days) and (ii) Parent shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources (the “Alternate Financing”) (A) on conditions not less favorable to Parent and Merger Sub than the Debt Financing Commitment, (B) at least equal to the amount of such unavailable or potentially unavailable portion of the Debt Financing Commitment and in an amount sufficient to consummate the Merger on the Closing Date no later than the Closing Date and (C) on terms not materially less beneficial to Parent or Merger Sub. True, complete and correct copies of any new financing commitment letter (including any associated engagement letter and related fee letter (which fee letter may be redacted to remove fee amounts and other economic terms, none of which affect the availability or the net amount of such Debt Financing)) shall be promptly provided to the Company. In the event any Alternate Financing is obtained in accordance with this Section 5.16, any reference in this Agreement to “Debt Financing Commitment” or “Debt Financing” shall include the debt financing contemplated by such Alternate Financing.

(f) Parent shall keep the Company reasonably informed of the status of its efforts to obtain the Financing and provide the Company with copies of any Financing Agreements related thereto upon the execution thereof. Without limiting the generality of the foregoing, Parent shall (i) give the Company prompt written notice of (A) any default, breach or threatened breach in writing by any party of any of the Debt Financing Commitment or Financing Agreements related thereto or related to any other Financing or Related Financing of which any of Parent, Merger Sub or their Representatives or Affiliates become aware or any withdrawal, termination, repudiation or rescission or threatened withdrawal, termination, repudiation or rescission in writing thereof, (B) any dispute or disagreement between or among the parties to any Debt Financing Commitment or Financing Agreements or (C) if at any time, for any reason, Parent believes that it will not be able to obtain all or a portion of the Debt Financing or any other Financing at or prior to the Closing on the terms and conditions, in the manner or from the sources contemplated by the Debt Financing Commitment (or, in the case of any other Financing, the Financing Agreements with respect thereto) and (ii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing (or any Alternate Financing). Parent shall use commercially reasonable efforts to keep the Company reasonably informed of the status of efforts of the Real Estate Financing Sources to obtain the Related Financing and shall give the Company prompt written notice if it becomes aware of any reason that the Real Estate Financing Sources will not be able to obtain all or a portion of the Related Financing.

(g) In the event any Financing is funded in advance of the Closing Date, Parent, or its applicable Subsidiary, shall keep and maintain at all times prior to the Closing Date the proceeds of such Financing available for the purpose of funding the transactions contemplated by this Agreement and such proceeds shall be maintained as unrestricted cash or cash equivalents, free and clear of all Liens; provided, that if the terms of any such Financing requires the proceeds of such Financing to be held in escrow or in a secured proceeds account (or similar arrangement) pending the consummation of the transactions contemplated under this Agreement, then such proceeds shall be held in escrow or in a secured proceeds account, in each case, pursuant to a customary agreement, with applicable Liens in favor of the escrow agent, trustee or other applicable agent for the benefit of the applicable lenders or security holders with customary release provisions for such funds in accordance with the Debt Financing Commitment (as in effect on the date hereof) (or, in the case of any other Financing, the Financing Agreements with respect thereto).

(h) Each of Parent and Merger Sub acknowledges and agrees that obtaining any Debt Financing, any other Financing or any Related Financing is not a condition to the Closing.

Section 5.17 Post-Closing Directors. Parent shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time the Parent Board of Directors shall consist of up to eleven (11) directors to be designated by Parent as follows:

(a) so long as Thomas R. Reeg has not Ceased to Serve, (i) five (5) Eligible Members of the Company Board of Directors and (ii) six (6) members of the Parent Board of Directors as of immediately prior to the Effective Time;

(b) if Thomas R. Reeg has Ceased to Serve, (i) six (6) Eligible Members of the Company Board of Directors and (ii) five (5) members of the Parent Board of Directors as of immediately prior to the Effective Time; or

(c) if Thomas R. Reeg and Gary L. Carano have Ceased to Serve, (i) five (5) Eligible Members of the Company Board of Directors and (ii) four (4) members of the Parent Board of Directors as of immediately prior to the Effective Time.

Section 5.18 Delaware Conversion.

(a) To the extent that the Delaware Conversion Approval shall have been obtained and subject to the provisions of this Agreement, promptly following the Closing, Parent shall cause a certificate of conversion (the “Certificate of Conversion”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware and articles of conversion (the “Articles of Conversion”) to be executed and filed with the Secretary of State of the State of Nevada to effect its conversion from a Nevada corporation to a Delaware corporation in accordance with the relevant provisions of the DGCL and the NRS, as applicable (the “Delaware Conversion”). If the Secretary of State of the State of Delaware or the Secretary of State of the State of Nevada requires any changes in the Certificate of Conversion or Articles of Conversion, respectively, as a condition to filing or issuing a certificate to the effect that the Delaware Conversion is effective, Parent shall execute any necessary document incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement. The Delaware Conversion will become effective at such time as the Certificate of Conversion has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Conversion in accordance with the DGCL.

(b) At the effective time of the Delaware Conversion: (i) the articles of incorporation of Parent shall be replaced with the certificate of incorporation substantially in the form attached hereto as Exhibit B-1, and, as so replaced, shall be the certificate of incorporation of Parent until thereafter amended in accordance with the terms thereof or as provided by applicable Law; and (ii) the bylaws of Parent shall be replaced with the bylaws substantially in the form attached hereto as Exhibit B-2, and, as so replaced, shall be the bylaws of Parent until thereafter amended in accordance with the terms thereof, the certificate of incorporation of Parent, or as provided by applicable Law.

(c) For United States federal and applicable state and local income tax purposes, it is intended by the parties hereto that the Delaware Conversion qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

(d) On the record date fixed to determine the stockholders entitled to receive notice of and vote at the stockholders’ meeting at which the Delaware Conversion Approval will be sought and at the effective time of the Delaware Conversion, the shares of Parent Common Stock to be converted pursuant to the Delaware Conversion shall at all times be listed on Nasdaq, and there shall be no shares of Company Preferred Stock outstanding or the certificate of designation creating any class or series of Company Preferred Stock shall provide that such shares shall have no right of dissent. At the effective time of the Delaware Conversion, the shares of the Delaware corporation into which the shares of Parent Common Stock will be converted shall be listed on Nasdaq.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by all Parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. Each of (i) the Company Stockholder Approval and (ii) the Parent Stockholder Approval shall have been obtained.

(b) No Legal Prohibition. No Law issued by any Governmental Entity (including any Gaming Authority) shall have been adopted, promulgated or issued that would prohibit, restrain, enjoin or render unlawful the consummation of the Merger or the Share Issuance.

(c) S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no Actions for that purpose shall have been threatened in writing by the SEC that have not been withdrawn.

(d) Listing Approval. The shares of Parent Common Stock to be issued in the Merger and to be reserved for issuance pursuant to Section 3.2 shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e) Regulatory Approvals. (i) Any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated and (ii) all Requisite Gaming Approvals shall have been duly obtained and shall be in full force and effect.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(b), Section 4.5 (other than clause (b) thereof), Section 4.6(b)(ii) (with respect to Parent and Merger Sub only), Section 4.7(c)(ii), Section 4.16 and Section 4.20 shall be true and correct in all material respects, both when made and as of the Closing Date, as if made on such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of Parent set forth in Section 4.2(b) shall be true and correct in all respects except for de minimis inaccuracies, both when made and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of Parent set forth in Section 4.2(c) and of Parent and Merger Sub set forth in Section 4.3(e) shall be true and correct in all respects, both when made and as of the Closing Date, as if made on such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the other representations and warranties of Parent and Merger Sub set forth in Article IV shall be true and correct both when made and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), as if made as of such date, except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct (without regard to “materiality,” “Material Adverse Effect” and similar qualifiers contained in such representations and warranties) has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there has not been any Material Adverse Effect under clause (a) of the definition thereof with respect to Parent; provided, however, that for purposes of determining the satisfaction of the condition in this Section 6.2(c), a “Material Adverse Effect” shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from any steps taken by Parent described in Section 5.5(b).

(d) Closing Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by Parent’s Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3 Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment (or the waiver by Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.1(a), Section 4.5(a), Section 4.5(b), Section 4.6(b)(ii) (with respect to the Company only), Section 4.7(c)(ii), Section 4.16 and Section 4.20 shall be true and correct in all material respects, both when made and as of the Closing Date, as if made on such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Section 4.2(a) shall be true and correct in all respects except for de minimis inaccuracies both when made and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and (iii) the other representations and warranties of the Company set forth in Article IV shall be true and correct both when made and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions contained as to “materiality,” “Material Adverse Effect” and similar qualifiers contained in such representations and warranties) has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Performance of Obligations of the Company. The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there has not been any Material Adverse Effect under clause (a) of the definition thereof with respect to the Company.

(d) Closing Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by the Company’s Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(e) Convertible Notes. One of the following shall have occurred: (i) the Requisite Consents to the Specified Convertible Notes Indenture Amendments shall have been obtained, and a supplemental indenture effecting such Specified Convertible Notes Indenture Amendments shall be in full force and effect; (ii) all of the Convertible Notes shall have been converted into shares of Company Common Stock and/or cash or shall have otherwise ceased to be outstanding; or (iii) an Alternative Notes Transaction shall have been effected.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained (except as otherwise provided below):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Merger shall not have been consummated on or prior to June 24, 2020 (the “Initial End Date” and, as such date may be extended pursuant to this Section 7.1(b), the “End Date”); provided, however, that the Initial End Date shall be automatically extended until September 24, 2020 (the “First Extended End Date”) and the First Extended End Date shall be automatically extended until December 24, 2020 (the “Second Extended End Date”), if on the Initial End Date or the First Extended End Date, as applicable, one or more of the conditions set forth in Section 6.1(b) (as the result only of an Antitrust Law or Gaming Law) or Section 6.1(e) has not been satisfied but all of the other conditions set forth in Article VI have been satisfied or are capable of being satisfied; provided, further, that, if on the Initial End Date or the First Extended End Date, all of the conditions set forth in Article VI, other than the condition in Section 6.3(e), shall have been satisfied or are capable of being satisfied, then the End Date shall be automatically extended to the date that is three (3) Business Days after such condition has been satisfied, but in no event beyond the Second Extended End Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if the failure of the Closing to occur by such date shall be due to the material breach by such Party of any representation, warranty, covenant or other agreement of such Party set forth in this Agreement;

(c) by either the Company or Parent, if any Law shall have been adopted, promulgated or issued by any Governmental Entity (including any Gaming Authority) that prohibits, permanently restrains, permanently enjoins or renders unlawful the consummation of the Merger or the Share Issuance, and such Law shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party if such injunction was primarily due to the failure of such Party to perform any of its obligations under this Agreement;

(d) by either the Company or Parent, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e) by either the Company or Parent, if the Parent Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval shall not have been obtained;

(f) by the Company, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement (other than willful and material breaches of its obligations with respect to Antitrust Laws under Section 5.5(b), which is addressed in Section 7.1(h)), which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent has not cured such breach or failure within thirty (30) days after receiving written notice from the Company describing such breach or failure in reasonable detail (provided, that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b));

(g) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company has not cured such breach or failure within thirty (30) days after receiving written notice from Parent describing such breach or failure in reasonable detail (provided, that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b));

(h) by the Company, if Parent shall have been in willful and material breach of its obligations with respect to Antitrust Laws under Section 5.5(b), which breach, by its nature, cannot be cured or, if such breach is capable of being cured, has not been cured within thirty (30) days after receiving written notice from the Company describing such breach in detail (provided, that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b));

(i) by Parent, prior to receipt of the Company Stockholder Approval, in the event of an Adverse Recommendation Change with respect to the Company;

(j) by the Company, prior to the receipt of the Parent Stockholder Approval, in the event of an Adverse Recommendation Change with respect to Parent; or

(k) by the Company, at any time prior to receipt of the Company Stockholder Approval in order to enter into an agreement with respect to a Superior Proposal pursuant to Section 5.3; provided, however, that the Company shall not terminate this Agreement pursuant to this Section 7.1(k) unless in advance of or concurrently with such termination the Company pays, or causes to be paid, the Company Termination Fee as provided in Section 7.3.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, notice thereof shall be given to the other Parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall terminate (except for the provisions of Section 5.13(c), Section 5.16(b), this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of any of the Parties to one another except as provided in the Confidentiality Agreement, and the provisions of Section 5.13(c), Section 5.16(b), this Section 7.2 and Section 7.3, and liability arising out of or the result of, intentional fraud or any willful and material breach of any covenant or agreement or willful and material breach of any representation or warranty in this Agreement occurring prior to termination (it being understood and agreed that Parent’s or Merger Sub’s failure to consummate the Closing in a circumstance in which all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied (or waived), other than those conditions that by their nature are to be satisfied (or waived) contemporaneously with the Closing, shall constitute a willful and material breach of this Agreement), in which case the aggrieved Party shall not be limited to expense payment or any fee payable pursuant to Section 7.3, and shall be entitled to all rights and remedies available at Law or in equity.

Section 7.3 Termination Fee; Expenses.

(a) If this Agreement is terminated:

(i) by Parent pursuant to Section 7.1(i);

(ii) by the Company pursuant to Section 7.1(k); or

(iii) (A) by (I) either Parent or the Company pursuant to Section 7.1(d) or (II) Parent pursuant to Section 7.1(g), (B) a Takeover Proposal with respect to the Company shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn, in the case of clause (A)(I), prior to the Company Stockholders’ Meeting or, in the case of clause (A)(II), prior to such termination, and (C) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries consummates a transaction that is a Takeover Proposal, or enters into a definitive agreement with a third party with respect to a transaction that is a Takeover Proposal;

then the Company shall pay to Parent the Company Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds in the case of clause (i), within two (2) Business Days of such termination, or, in the case of clause (ii), at or prior to such termination, or, in the case of clause (iii), upon the earlier of the consummation of the transaction or the entry of a definitive agreement with respect to the transaction contemplated by such Takeover Proposal.

(b) If this Agreement is terminated:

(i) by the Company pursuant to Section 7.1(j); or

(ii) (A) by (I) either Parent or the Company pursuant to Section 7.1(e) or (II) the Company pursuant to Section 7.1(f), (B) a Takeover Proposal with respect to Parent shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn, in the case of clause (A)(I), prior to the Parent Stockholders’ Meeting or, in the case of clause (A)(II), prior to such termination, and (C) within twelve (12) months after the termination of this Agreement, Parent or any of its Subsidiaries consummates a transaction that is a Takeover Proposal, or enters into a definitive agreement with a third party with respect to a transaction that is a Takeover Proposal;

then Parent shall pay to the Company the Parent Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds in the case of clause (i), within two (2) Business Days of such termination, or, in the case of clause (ii), at or prior to such termination, or, in the case of clause (iii), upon the earlier of the consummation of the transaction or the entry of a definitive agreement with respect to the transaction contemplated by such Takeover Proposal.

(c) If this Agreement is terminated:

(i) by either Parent or the Company pursuant to Section 7.1(c) in connection with any Law relating to Antitrust Laws or Gaming Laws, including the Gaming Approvals;

(ii) by either Parent or the Company pursuant to Section 7.1(b) and at the time of such termination, any of the conditions set forth in Section 6.1(b) (if the applicable Law relates to Antitrust Laws or Gaming Laws, including the Gaming Approvals) or Section 6.1(e) shall not have been satisfied and the conditions in Section 6.1(a) and Section 6.3 have been satisfied or are capable of being satisfied at or prior to the Closing; or

(iii) by the Company pursuant to Section 7.1(h);

then, except as set forth in Section 7.3(f) with respect to a Reverse Termination Fee that becomes payable in circumstances constituting a Regulatory Breach Termination, Parent shall pay to the Company promptly (but in any event no later than the second Business Day after such termination) the Reverse Termination Fee.

(d) Expense Payments.

(i) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(d), the Company shall pay Parent an amount not to exceed $50,000,000 in respect of Parent’s reasonable and documented out-of-pocket costs and expenses in connection with this Agreement (the “Parent Expense Payment”) by wire transfer (to an account designated in writing by Parent) in immediately available funds within two (2) Business Days after such termination.

(ii) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(e), the Parent shall pay Company an amount not to exceed $50,000,000 in respect of the Company’s reasonable and documented out-of-pocket costs and expenses in connection with this Agreement (the “Company Expense Payment” and, together with the Parent Expense Payment, the “Expense Payments”) by wire transfer (to an account designated in writing by the Company) in immediately available funds within two (2) Business Days after such termination.

(e) “Company Termination Fee” shall be an amount equal to $418,407,185. “Parent Termination Fee” shall be an amount equal to $154,945,692. “Reverse Termination Fee” shall be an amount equal to $836,814,370.

(f) Each of the Parties hereby agrees that any and all remedies set forth in this Agreement, including payment of the Company Termination Fee, the Parent Termination Fee or the Reverse Termination Fee, as applicable (in each case, a “Termination Fee Payment”), and the Expense Payments, shall be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or at Law or in equity upon such Party, and the exercise by any Party of any one remedy will not preclude the exercise of any other remedy; provided, however, that a Termination Fee Payment that becomes due and payable in accordance with Section 7.3(a), Section 7.3(b) or Section 7.3(c) shall be compensation and liquidated damages for the loss suffered by the Company or Parent, as applicable, as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances and none of the Parties shall have any other liability to one another after the payment of such Termination Fee Payment, except in the case of intentional fraud or a willful and material breach of this Agreement or as specifically set forth in this Section 7.3(f) with respect to a Reverse Termination Fee becomes payable in circumstances constituting a Regulatory Breach Termination. Notwithstanding anything to the contrary in this Agreement, if a Termination Fee Payment shall become due and payable in accordance with Section 7.3(a), Section 7.3(b) or Section 7.3(c), as applicable, from and after such termination and payment of such Termination Fee Payment pursuant to and in accordance with Section 7.3(a), Section 7.3(b) or Section 7.3(c), as applicable, the paying Party shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under Section 7.3(a), Section 7.3(b) or Section 7.3(c), as applicable, except in the case of intentional fraud or a willful and material breach of this Agreement. Each of the Parties acknowledges that any Termination Fee Payment that becomes due and payable in accordance with Section 7.3(a), Section 7.3(b) or Section 7.3(c) is not intended to be a penalty, but rather constitutes liquidated damages in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such Termination Fee Payment is due and payable and that do not involve intentional fraud or a willful and material breach of this Agreement, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall any Party be entitled to more than one payment of the Termination Fee Payment in connection with a termination of this Agreement pursuant to which the Termination Fee Payment is payable, and if the Termination Fee Payment is payable at such time as the receiving Party has already received payment or concurrently receives payment from the paying Party in respect of the Parent Expense Payment or the Company Expense Payment, as applicable, the amount of such Parent Expense Payment or the Company Expense Payment actually received by Parent or the Company, as applicable, shall be deducted from the Termination Fee Payment due and payable to such Party; provided, however, that in the event Parent is required to pay both the Parent Termination Fee and the Reverse Termination Fee pursuant to this Section 7.3, Parent shall be required to pay to the Company only the Reverse Termination Fee. Solely for purposes of this Section 7.3, “Takeover Proposal” shall have the meaning ascribed thereto in Section 1.1, except that all references to 20% shall be changed to 50%. Notwithstanding anything to the contrary in this Agreement, if the Reverse Termination Fee becomes payable in circumstances constituting a Regulatory Breach Termination, the Company may elect in its sole discretion to either (i) demand payment of such Reverse Termination Fee in writing, in which case such Reverse Termination Fee will be paid by Parent to the Company by wire transfer to the account designated by the Company in immediately available funds within two (2) Business Days of such written demand or (ii) directly or indirectly, pursue an award of monetary damages or any other remedy available to it at law or in equity; provided, that, for purposes of clarity and for the avoidance of doubt, the Company’s exercise of any right to seek specific performance or other equitable relief pursuant to the terms of this Agreement shall not affect the Company’s right to terminate this Agreement pursuant to Section 7.1 or collect the Reverse Termination Fee (it being understood that in no event shall the Company be entitled both to specific performance to cause Parent to consummate the Merger and payment of the Reverse Termination Fee); provided, further, that, under no circumstances will the Company be entitled to receive both an award of monetary damages in connection with a Regulatory Breach Termination and payment of all or any portion of the Reverse Termination Fee.

(g) Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if a Party fails to pay in a timely manner any amount due pursuant to this Section 7.3, then such Party shall reimburse the other Party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and pay interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements that contemplate performance after the Effective Time or otherwise expressly by their terms survive termination of this Agreement or the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3 and as set forth herein with respect to the Financing or in the Debt Financing Commitment or any Financing Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding anything to the contrary herein, any Action, controversy or dispute of any kind or nature, whether at Law, in equity, in contract, in tort or otherwise, involving a Financing Source or Related Financing Source in connection with this Agreement, the Financing, the Debt Financing Commitment, the Related Financing, the Related Financing Commitment or the transactions contemplated hereby or thereby shall (except as expressly set forth in the Debt Financing Commitment, Related Financing Commitment, any Financing Agreement or any Related Financing Agreement) be governed by, and construed in accordance with, the Laws of the State of New York; provided, however, that, notwithstanding the foregoing, it is understood and agreed that any matter to which a Financing Source or Related Financing Source is a party that is related to a Material Adverse Effect, the interpretation of the definition of “Material Adverse Effect” and the determination of whether the Merger has been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The Parties agree that irreparable damage would occur (for which monetary damages, even if available, would not be an adequate remedy) in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of each of them hereunder to consummate the transactions contemplated by this Agreement), or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and all such rights and remedies at Law or in equity shall be cumulative, except as may be limited by Section 7.3. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties further agree that no Party shall be required to obtain, secure, furnish or post any bond, security or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, securing, furnishing or posting of any such bond, security or similar instrument. In addition, each of the Parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the Parties hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

(b) Notwithstanding anything herein to the contrary, each of the Parties agrees on behalf of itself, its Subsidiaries and their respective Representatives that it, its Subsidiaries and their respective Representatives will not bring or support any Action, whether in Law, in equity, in contract, in tort or otherwise, against the Financing Sources, Related Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors, in each case, in their respective capacities as such, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York and the appellate courts thereof.

Section 8.6 Waiver of Jury Trial. EACH OF THE PARTIES ON BEHALF OF ITSELF, ITS SUBSIDIARIES AND THEIR RESPECTIVE REPRESENTATIVES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING, THE DEBT FINANCING COMMITMENT, THE RELATED FINANCING, THE RELATED

FINANCING COMMITMENT OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION OR PROCEEDING INVOLVING OR AGAINST ANY FINANCING SOURCE OR RELATED FINANCING SOURCE).

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the Party to be notified, (b) when received when sent by email or facsimile by the Party to be notified; provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving Party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery), in each case, to the Party to be notified at the following address:

To Parent or Merger Sub:

Eldorado Resorts, Inc.
100 West Liberty Street, Suite 1150
Reno, Nevada 89501
Facsimile: (281) 683-7511
Email: treeg@eldoradoresorts.com
Attention: Thomas R. Reeg

with copies to (which shall not constitute notice):

Milbank LLP
2029 Century Park East, 33rd Floor
Los Angeles, California 90067
Facsimile: (213) 892-4721
Email: dconrad@milbank.com
Attention: Deborah R. Conrad

To the Company:

Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109
Facsimile: (702) 407-6000
Email: MBushore@caesars.com
Attention: Michelle Bushore

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Facsimile: (213) 687-5600
Email: brian.mccarthy@skadden.com
andrew.garelick@skadden.com
Attention: Brian J. McCarthy
Andrew D. Garelick

or to such other address as any Party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered; provided, that any notice received by facsimile transmission or electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day. Any Party may notify, in accordance with the procedures set forth in this Section 8.7, any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is properly given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties without the prior written consent of the other Parties. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term, covenant, restriction or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms, covenants, restrictions and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement, together with the Exhibits and Schedules hereto, the Disclosure Schedules and the Confidentiality Agreement, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, or among any of them, with respect to the subject matter hereof and thereof, and, subject to Section 8.13, this Agreement is not intended to grant standing to any Person other than the Parties.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by a duly authorized representative of each of the Parties; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of Nasdaq require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything to the contrary contained herein, Section 7.2, the second sentence of Section 8.4, Section 8.5(b), Section 8.6, this sentence of Section 8.11 and Section 8.13 (and any defined terms as used in such provisions (but not as used for any other purpose in this Agreement)) and any other provision of this Agreement to the extent modifying the substance of such provision may not be amended, supplemented, waived or otherwise modified in a manner materially adverse to the Financing Sources without the prior written consent of any such adversely affected Financing Source.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries; Liability of Financing Sources. Each of the Parties agrees that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, other than after the Effective Time:

(a) with respect to the provisions of Section 5.8, which shall inure to the benefit of the Persons benefitting therefrom who are intended to be third-party beneficiaries thereof;

(b) the rights of holders of Company Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement; and

(c) the rights of holders of Company Equity Awards to receive the payments contemplated by the applicable provisions of Section 3.6, in each case, in accordance with the terms and conditions of this Agreement;

provided, that the Financing Sources and Related Financing Sources shall be express third-party beneficiaries of Section 7.2, the second sentence of Section 8.4, Section 8.5(b), Section 8.6, the last sentence of Section 8.11 and this Section 8.13, each such Section shall expressly inure to the benefit of the Financing Sources and the Related Financing Sources and each of them shall be entitled to rely on and enforce the provisions of such Sections. Notwithstanding anything to the contrary contained herein but subject to the proviso at the end of this sentence, the Company agrees on behalf of itself, its Subsidiaries and their respective Representatives that it, its Subsidiaries and their respective Representatives shall not have any rights or claims against any Financing Source or Related Financing Source in its capacity as such (or any current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors of any such Financing Source or Related Financing Source in its capacity as such) in connection with this Agreement, the Financing, the Debt Financing Commitment, the Related Financing, the Related Financing Commitment or the transactions contemplated hereby or thereby, whether at law or equity, contract, tort or otherwise, nor shall any Financing Source or Related Financing Source in its capacity as such (or any current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors of any Financing Source or Related Financing Source in its capacity as such) have any obligations or liability to the Company or any of its Subsidiaries in connection with this Agreement, the Financing, the Debt Financing Commitment, the Related Financing, the Related Financing Commitment or the transactions contemplated hereby or thereby, all of which are hereby waived; provided, that the foregoing shall not be interpreted as (i) limiting the ability of Parent or any Affiliate of Parent to enforce their rights and remedies under the Debt Financing Commitment or any Financing Agreement or (ii) otherwise limiting the obligations of the Financing Sources to Parent (and its successors, assigns and Affiliates) and/or the other rights of the parties to the Debt Financing Commitment or any Financing Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

CAESARS ENTERTAINMENT CORPORATION

By:	/s/ Tony Rodio
Name: Tony Rodio
Title: Chief Executive Officer

ELDORADO RESORTS, INC.

By:	/s/ Thomas R. Reeg
Name: Thomas R. Reeg
Title: Chief Executive Officer

COLT MERGER SUB, INC.

By:	/s/ Edmund L. Quatmann, Jr.
Name: Edmund L. Quatmann, Jr.
Title: Secretary

Annex B

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated as of August 15, 2019 (this “Amendment”), is entered into by and among Caesars Entertainment Corporation, a Delaware corporation (the “Company”), Eldorado Resorts, Inc., a Nevada corporation (“Parent”), and Colt Merger Sub, Inc., a Delaware corporation and a directly wholly owned Subsidiary of Parent (“Merger Sub” and, collectively with the Company and Parent, the “Parties”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement, dated as of June 24, 2019 (the “Merger Agreement”), by and among the Parties.

RECITALS

WHEREAS, pursuant to Section 8.11 of the Merger Agreement, prior to the Effective Date, any provision of the Merger Agreement may be amended if such amendment is in writing and signed by a duly authorized representative of each of the Parties; and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Amendment, and intending to be legally bound hereby, the Parties hereby agree as follows:

AGREEMENT

1.    Amendment to Section 3.1(c)(iv)(A). The definition of “Aggregate Cash Amount” in Section 3.1(c)(iv)(A) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“‘Aggregate Cash Amount’ means the product of (1) the Aggregate Company Share Amount and (2) the sum of (x) $8.40 plus (y) if the condition set forth in Section 6.1(e) remains unsatisfied on March 25, 2020, an amount equal to $0.003333 (the “Ticking Fee”) multiplied by the number of days during the period beginning on March 25, 2020 and ending on the Closing Date; provided, however, that the Ticking Fee shall not apply during any day in which the condition set forth in Section 6.1(e)(i) shall have been satisfied and the condition set forth in Section 6.3(e) remains unsatisfied.”

2.    No Other Modification. The Parties acknowledge and agree that the Merger Agreement is being amended only as stated herein, and no other amendments to the Merger Agreement, express or implied, are, or have been intended to be, made by the undersigned, and, except as expressly provided herein, the Merger Agreement shall remain in full force and effect in accordance with its terms and conditions.

3.    Miscellaneous. The provisions of Article VIII of the Merger Agreement are incorporated herein by reference and shall apply to this Amendment as if set forth in full herein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first above written.

CAESARS ENTERTAINMENT CORPORATION

By:	/s/ Eric Hession
Name:	Eric Hession
Title:	CFO

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

ELDORADO RESORTS, INC.

By:	/s/ Thomas R. Reeg
Name:	Thomas R. Reeg
Title:	CEO

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

COLT MERGER SUB, INC.

By:	/s/ Thomas R. Reeg
Name:	Thomas R. Reeg
Title:	CEO

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Annex C

PLAN OF CONVERSION

OF

ELDORADO RESORTS, INC.

THIS PLAN OF CONVERSION (this “Plan”), dated as of [●], 2019, is entered into by Eldorado Resorts, Inc., a Nevada corporation (“ERI Nevada”), for the purpose of converting ERI Nevada into a Delaware corporation proposed to be known as Caesars Entertainment, Inc. (the “Converted Entity”), in accordance with Section 92A.105 of the Nevada Revised Statutes (“NRS”) and Section 265 of the Delaware General Corporation Law (the “DGCL”) (the “Conversion”).

RECITALS

WHEREAS, ERI Nevada is a corporation duly organized and existing under the laws of the State of Nevada;

WHEREAS, the Board of Directors of ERI Nevada has determined that it is advisable and in the best interest of ERI Nevada and its stockholders for ERI Nevada to convert from a Nevada corporation to a Delaware corporation;

WHEREAS, in accordance with the NRS and the DGCL, ERI Nevada proposes to effect the Conversion;

WHEREAS, the form, terms and provisions of this Plan have been authorized, approved and adopted by the Board of Directors of ERI Nevada;

WHEREAS, the Board of Directors of ERI Nevada submitted this Plan to the stockholders of ERI Nevada for approval and recommended that such stockholders authorize, approve and adopt this Plan; and

WHEREAS, this Plan has been authorized, approved and adopted by the holders of a majority of the voting power of the stockholders of ERI Nevada.

NOW, THEREFORE, BE IT KNOWN, that:

1.    Conversion. The name of the converting entity is Eldorado Resorts, Inc. At the Effective Time (as defined below), ERI Nevada shall be converted into a Delaware corporation under the proposed name Caesars Entertainment, Inc.

2.    Effective Time. Promptly following the effective time of the merger contemplated by that certain Agreement and Plan of Merger, dated as of June 24, 2019, as amended, among ERI Nevada, Colt Merger Sub, Inc., a Delaware corporation, and Caesars Entertainment Corporation, a Delaware corporation, provided that this Plan has not been terminated or deferred pursuant to Section 12 hereof, ERI Nevada shall cause the Conversion to be consummated by (a) filing duly executed articles of conversion with the Secretary of State of the State of Nevada (the “Articles of Conversion”) and (b) filing with the Secretary of State of the State of Delaware (x) a duly executed certificate of conversion (the “Certificate of Conversion”) and (y) a duly executed certificate of incorporation of the Converted Entity in the form specified below. The Conversion shall be effective (the “Effective Time”), unless another date and time is specified, at the time of the Articles of Conversion have been filed with the Secretary of State of the State of Nevada and the Certificate of Conversion is filed with the Secretary of State of the State of Delaware.

3.    Effect of Conversion. At the Effective Time ERI Nevada shall continue its existence in the organizational form of the Converted Entity. At the Effective Time, the Converted Entity shall be formed as a corporation existing under the laws of the State of Delaware. Following the Conversion, the Converted Entity shall, for all purposes of the laws of the States of Delaware and Nevada, be deemed to be the same entity as ERI Nevada. At the Effective Time, all of the rights, privileges and powers of ERI Nevada, and all property, real, personal and mixed, and all debts due to ERI Nevada, as well as all other things and causes of action belonging to ERI Nevada, shall, in accordance with the NRS, remain vested in the Converted Entity and shall be the property of the Converted Entity and the title to any real property vested by deed or otherwise in ERI Nevada shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of ERI Nevada shall be preserved unimpaired, and all debts, liabilities and duties of ERI Nevada shall remain attached to the Converted Entity, and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as a Delaware corporation. The rights, privileges, powers and interests in property of ERI Nevada, as well as the debts, liabilities and duties of ERI Nevada, shall not be deemed, as a consequence of the Conversion, to have been transferred to the Converted Entity for any purpose of the laws of the State of Delaware. The Conversion shall not be deemed to affect any obligations or liabilities of ERI Nevada incurred prior to the Effective Time or the personal liability of any person incurred prior thereto. ERI Nevada shall not be required to wind up its affairs or pay its liabilities and distribute its assets, and the Conversion shall not be deemed to constitute a dissolution of ERI Nevada and shall constitute a continuation of the existence of ERI Nevada in the form of a Delaware corporation.

4.    Governance and Other Matters Related to the Converted Entity.

a.    Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Converted Entity shall be as set forth in Exhibit A attached hereto (the “Certificate of Incorporation”) and shall be filed with the Secretary of State of the State of Delaware.

b.    Bylaws. At the Effective Time, the Bylaws of the Converted Entity shall be as set forth in Exhibit B attached hereto (the “Bylaws”), and shall be adopted as such by the board of directors of the Converted Entity. Thereafter, the Bylaws may be amended by the board of directors or the stockholders of the Converted Entity as provided in the Bylaws and the Certificate of Incorporation, as applicable.

c.    Directors and Officers. At the Effective Time, all directors and officers of ERI Nevada immediately prior to the Effective Time shall be directors and officers, of the Converted Entity, respectively, until the expiration of their respective terms of office and until their successors have been duly elected and have qualified, or until their earlier death, resignation or removal. After the Effective Time, the Converted Entity and its board of directors shall take any necessary actions to cause each of such individuals to be appointed or to confirm such appointments.

5.    Effect of the Conversion on the Capital Stock of ERI Nevada. At the Effective Time, each one (1) outstanding share of ERI Nevada stock shall, without any action of the part of the holder thereof, be converted into a like class of one (1) validly issued, fully paid, and nonassessable share of the Converted Entity’s stock. Following the Effective Time, all shares of ERI Nevada stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of ERI Nevada stock immediately prior to the Effective Time shall cease to have any rights with respect thereto.

6.    Stock Certificates. From and after the Effective Time, all of the outstanding certificates that prior to the Effective Time represented shares of ERI Nevada capital stock shall be deemed for all purposes to evidence ownership of and to represent the shares of the Converted Entity’s capital stock into which the shares represented by such certificates have been converted as provided herein. The registered owner on the books and records of the Converted Entity or its transfer agent of any such outstanding stock certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to the Converted Entity or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of the Converted Entity evidenced by such outstanding certificate as provided above.

7.    Employee Benefit and Compensation Plans. At the Effective Time, each employee benefit plan, incentive compensation plan, stock purchase plan, stock option agreement and other similar plans and agreements to which ERI Nevada is then a party shall be automatically assumed by, and continue to be the plan of, the Converted Entity, without further action by ERI Nevada or the Converted Entity or any other party thereto. To the extent any employee benefit plan, incentive compensation plan, stock purchase plan, stock option agreement or other similar plan or agreement provides for the issuance or purchase of, or otherwise relates to, shares of ERI Nevada’s capital stock, after the Effective Time, such plan or agreement shall be deemed to provide for the issuance or purchase of, or otherwise relate to, shares of the Converted Entity’s capital stock.

8.    Filings, Licenses, Permits, Titled Property, Etc. As necessary, following the Effective Time, the Converted Entity shall apply for new qualifications to conduct business (including as a foreign corporation), licenses, permits and similar authorizations on its behalf and in its own name in connection with the Conversion and to reflect the fact that it is a corporation duly formed and validly existing under the laws of the State of Delaware. As required or appropriate, following the Effective Time, all real, personal or intangible property of ERI Nevada which was titled or registered in the name of ERI Nevada shall be re-titled or re-registered, as applicable, in the name of the Converted Entity by appropriate filings or notices to the appropriate parties (including, without limitation, any applicable governmental agencies).

9.    Further Assurances. If, at any time after the Effective Time, the Converted Entity shall determine or be advised that any deeds, bills of sale, assignments, agreements, documents or assurances or any other acts or things are necessary, desirable or proper, consistent with the terms of this Plan to vest, perfect or confirm, of record or otherwise, in the Converted Entity its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of ERI Nevada, or to otherwise carry out the purposes of this Plan, the Converted Entity and its proper officers and directors (or their designees), are hereby authorized to execute and deliver, in the name and on behalf of ERI Nevada, all such deeds, bills of sale, assignments, agreements, documents and assurances and do, in the name and on behalf of ERI Nevada, all such other acts and things necessary, desirable to vest, perfect or confirm, of record or otherwise, in the Converted Entity its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of ERI Nevada, or to otherwise carry out the purposes of this Plan and the Conversion.

10.    Implementation and Interpretation; Termination and Amendment. This Plan shall be implemented and interpreted, prior to the Effective Time, by the board of directors of ERI Nevada and, upon the Effective Time, by the board of directors of the Converted Entity, (a) each of which shall have full power and authority to delegate and assign any matters covered hereunder to any other party(ies), including, without limitation, any officers of ERI Nevada or the Converted Entity, as the case may be, and (b) the interpretations and decisions of which shall be final, binding, and conclusive on all parties.

11.    Amendment. This Plan may be amended or modified by the board of directors of ERI Nevada at any time prior to the Effective Time, provided that, if stockholder approval has already been obtained, such amendment shall not, without obtaining the approval of such amendment by the stockholders: (a) alter or change the manner or basis of converting a stockholder’s shares of ERI Nevada into shares of the Converted Entity as set forth in Section 5 hereof, or (b) alter or change any of the terms and conditions of this Plan in a manner that adversely affects the stockholders of ERI Nevada.

12.    Termination or Deferral. At any time before the Effective Time, (a) this Plan may be terminated and the Conversion may be abandoned by action of the board of directors of ERI Nevada, notwithstanding the approval of this Plan by the stockholders of ERI Nevada, or (b) the consummation of the Conversion may be deferred for a reasonable period of time if, in the opinion of the board of directors of ERI Nevada, such action would be in the best interest of ERI Nevada and its stockholders. In the event of termination of this Plan, this Plan shall become void and of no effect and there shall be no liability on the part of ERI Nevada, its board of directors or stockholders with respect thereto.

13.    Third Party Beneficiaries. This Plan shall not confer any rights or remedies upon any person or entity other than as expressly provided herein.

14.    Severability. Whenever possible, each provision of this Plan will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Plan.

15.    Tax Treatment. For United States federal and applicable state and local income tax purposes, it is intended by the parties hereto that the Conversion qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and that this Plan constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

[Remainder of Page Intentionally Blank; Signature Page Follows]

IN WITNESS WHEREOF, ERI Nevada has caused this Plan to be executed as of the day and year first above written.

Eldorado Resorts, Inc.

By:
Name:
Title:

Exhibit A

Certificate of Incorporation

(See attached)

Exhibit B

Bylaws

(See attached)

Annex D

CERTIFICATE OF INCORPORATION

OF

CAESARS ENTERTAINMENT, INC.

ARTICLE I

CORPORATE NAME

The name of the corporation (the “Corporation”) is Caesars Entertainment, Inc.

ARTICLE II

REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, postal code 19801, in the County of New Castle. The name of the registered agent of the Corporation at that address is The Corporation Trust Company.

ARTICLE III

CORPORATE PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (“DGCL”).

ARTICLE IV

CAPITALIZATION

The Corporation is authorized to issue three hundred million (300,000,000) shares of common stock having a par value of $0.00001 per share (hereinafter referred to as “Common Stock”). Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote.

ARTICLE V

BOARD OF DIRECTORS

A. Management.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. An annual meeting of stockholders, for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as Board of Directors shall fix.

B. Number of Directors.

The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted the Board of Directors, subject to the limitations set forth in the Bylaws of the Corporation, with each director to hold office until his or her successor shall have been duly elected and qualified.

C. Election of Directors; Vacancies.

At each annual meeting of stockholders, (i) directors shall be elected, with each director to hold office until his or her successor shall have been duly elected and qualified; and (ii) if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide. There shall be no right with respect to shares of stock of the Corporation to cumulate votes in the election of directors.

Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, disqualification, removal from office or other cause shall, unless otherwise required by law, be filled only by (i) the holders of a majority of the voting power of all then outstanding capital stock of the Corporation then entitled to vote generally in the election of directors at a meeting of stockholders called for such purpose or (ii) the unanimous written consent or vote of a majority of the directors then in office, though less than a quorum, and directors so chosen shall serve for a term expiring at the next annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified.

D. Term of Members of Board of Directors.

Each member of the Board of Directors shall serve for one (1) year or until his or her successor shall be elected and qualified, or his or her earlier removal or resignation. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

E. Quorum.

A majority of the Whole Board shall constitute a quorum for all purposes at any meeting of the Board of Directors, and, except as otherwise expressly required by law or by this Certificate of Incorporation, all matters shall be determined by the affirmative vote of a majority of the directors present at any meeting at which a quorum is present.

F. Removal of Directors.

Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation then entitled to vote at an election of directors.

G. Special Meetings.

Special meetings of the stockholders, other than those required by statute, may be called at any time by the President or Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and shall be called by the President at the request in writing of stockholders owning not less than 10% of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Any special meeting called at the request of the stockholders pursuant to the preceding sentence shall be held on a date no later than 60 days following the Corporation’s receipt of the stockholders’ written request for such a meeting. The Board of Directors may postpone or reschedule any previously scheduled special meeting, other than a special meeting called at the request of the stockholders in accordance with this Section G.

ARTICLE VI

DIRECTOR AND OFFICER LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VII

COMPLIANCE WITH GAMING LAWS

Section 1. Definitions. For purposes of this Article VII, the following terms shall have the meanings specified below:

(a)    “Affiliate” shall mean a Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, a specified Person. For the purpose of this Section 1(a) of Article VII, “control,” “controlled by” and “under common control with” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise. “Affiliated Companies” shall mean those partnerships, corporations, limited liability companies, trusts or other entities that are Affiliates of the Corporation, including, without limitation, subsidiaries, holding companies and intermediary companies (as those and similar terms are defined in the Gaming Laws of the applicable Gaming Jurisdictions) that are registered or licensed under applicable Gaming Laws.

(b)    “Gaming” or “Gaming Activities” shall mean the conduct of gaming and gambling activities, or the use of gaming devices, equipment and supplies in the operation of a gaming establishment or other enterprise, including, without limitation, race books, sports pools, slot machines, gaming devices, lottery devices, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems and associated equipment and supplies.

(c)    “Gaming Authorities” shall mean all federal, state, provincial, tribal, local and other regulatory and licensing bodies and agencies with authority over Gaming within any Gaming Jurisdiction in which the Corporation or any of its Affiliated Companies do business.

(d)    “Gaming Jurisdiction” shall mean all jurisdictions, domestic, tribal and foreign, and their political subdivisions, in which Gaming Activities are or may be lawfully conducted including, without limitation, all jurisdictions in which the Corporation or any of its Affiliated Companies currently conduct or may in the future conduct Gaming Activities.

(e)    “Gaming Laws” shall mean all laws, statutes, ordinances and regulations pursuant to which any Gaming Authority possesses regulatory and licensing authority over Gaming within any Gaming Jurisdiction, and all orders, decrees, rules and regulations promulgated by such Gaming Authority thereunder.

(f)    “Gaming Licenses” shall mean all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, concessions and entitlements issued by a Gaming Authority necessary for or relating to the conduct of Gaming Activities.

(g)    “Own,” “Ownership” or “Control” (and derivatives thereof) shall mean (i) ownership of record, (ii) “beneficial ownership” as defined in Rule 13d-3 promulgated by the United States Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (as now or hereafter amended) (“Rule 13d-3”), or (iii) the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or the disposition of Securities, by agreement contract, agency or other manner.

(h)    “Person” shall mean an individual, partnership, corporation, limited liability company, trust or any other entity.

(i)    “Redemption Date” shall mean the date specified in the Redemption Notice as the date on which the shares of the Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person are to be redeemed by the Corporation.

(j)    “Redemption Notice” shall mean that notice of redemption given by the Corporation to an Unsuitable Person or an Affiliate of an Unsuitable Person pursuant to this Article VII. Each Redemption Notice shall set forth (i) the Redemption Date, (ii) the number and type of shares of the Securities to be redeemed, (iii) the Redemption Price and the manner of payment therefor, (iv) the place where any certificates for such chares shall be surrendered for payment and (v) any other requirements of surrender of the certificates, including how they are to be endorsed, if at all.

(k)    “Redemption Price” shall mean the price to be paid by the Corporation for the Securities to be redeemed pursuant to this Article VII, which shall be that price (if any) required to be paid by the Gaming Authority making the finding of unsuitability, or if such Gaming Authority does not require a certain price to be paid that amount determined by the Board of Directors to be the fair value of the Securities to be redeemed; provided, however, that the price per share represented by the Redemption Price shall in no event be in excess of the closing sales price per share of the shares on the principal national securities exchange on which such shares are then listed on the trading date on the day before the Redemption Notice is deemed given by the Corporation to the Unsuitable Person or Affiliate of an Unsuitable Person or, if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ Stock Market or SmallCap Market or, if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by any other generally recognized reporting system. The Redemption Price may be paid in cash, by promissory note, or both as required by the applicable Gaming Authority and, if not so required, as the Board of Directors determines. Any promissory note shall contain such terms and conditions as the Board of Directors determines necessary or advisable, including without limitation, subordination provisions, to comply with any law or regulation applicable to the Corporation or any Affiliate of the Corporation or to prevent a default under, breach of, event of default under or acceleration of any loan, promissory note, mortgage, indenture, line of credit of other debt or financing agreement of the Corporation or any Affiliate of the Corporation. Subject to the forgoing, the principal amount of the promissory note together with any unpaid interest shall be due and payable no later than the tenth anniversary of delivery of the note and interest on the unpaid principal thereof shall be payable annually in arrears at the rate of 2% per annum.

(l)    “Securities” shall mean the capital stock of the Corporation as described in Article IV hereof.

(m)    “Unsuitable Person” shall mean a Person who (i) is determined by a Gaming Authority to be unsuitable to Own or Control any Securities or unsuitable to be connected or affiliated with a Person engaged in Gaming Activities in a Gaming Jurisdiction, or (ii) causes the Corporation or any Affiliated Company to lose or to be threatened with the loss of any Gaming License, or (iii) in the sole discretion of the Board of Directors of the Corporation, is deemed likely to jeopardize the Corporation’s or any Affiliated Company’s application for, receipt of approval for, right to the use of, or entitlement to, any Gaming License.

Section 2.    Finding of Unsuitability.

(a)    The Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person shall be subject to redemption by the Corporation, out of funds legally available therefor, by action of the

Board of Directors, to the extent deemed necessary or advisable by the Board of Directors. If a Gaming Authority requires the Corporation, or the Board of Directors deems it necessary or advisable, to redeem any such Securities, the Corporation shall give a Redemption Notice to the Unsuitable Person or its Affiliate and shall purchase on the Redemption Date the number of Shares of the Securities specified in the Redemption Notice for the Redemption Price set forth in the Redemption Notice. From and after the Redemption Date, such Securities shall no longer be deemed to be outstanding, such Unsuitable Person or any Affiliate of such Unsuitable Person shall cease to be a stockholder with respect to such shares and all rights of such Unsuitable Person or any Affiliate of such Unsuitable Person therein, other than the right to receive the Redemption Price, shall cease. Such Unsuitable Person or its Affiliate shall surrender all certificates representing any shares to be redeemed in accordance with the requirements of the Redemption Notice.

(b)    Commencing on the date that a Gaming Authority serves notice of a determination of unsuitability or the Board of Directors determines that a Person is an Unsuitable Person, and until the Securities Owned or Controlled by such Person are Owned or Controlled by a Person who is not an Unsuitable Person, the Unsuitable Person or any Affiliate of an Unsuitable Person shall not be entitled to: (i) receive any dividend or interest with regard to the Securities, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such Securities, and such Securities shall not for any purposes be included in the shares of capital stock of the Corporation entitled to vote, or (iii) receive any remuneration in any form from the Corporation or any Affiliated Company for services rendered or otherwise.

Section 3.    Notices. All notices given by the Corporation pursuant to this Article, including Redemption Notices, shall be in writing and may be given by mail, addressed to the Person at such Person’s address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed given personally or by telegram, facsimile, telex or cable.

Section 4.    Indemnification. Any Unsuitable Person and any Affiliate of and Unsuitable Person shall indemnify and hold harmless the Corporation and its Affiliated Companies for any and all losses, costs and expenses, including attorney’s fees, incurred by the Corporation and its Affiliated Companies as a result of, or arising out of, such Unsuitable Person’s or Affiliate’s continuing Ownership or Control of Securities, the neglect, refusal or other failure to comply with the provisions of this Article VII, or failure to promptly divest itself of any Securities when required by the Gaming Laws or this Article VII.

Section 5.    Injunctive Relief. The Corporation is entitled to injunctive or other equitable relief in any court of competent jurisdiction to enforce the provisions of this Article VII and each holder of the Securities of the Corporation shall be deemed to have acknowledged, by acquiring the Securities of the Corporation, that the failure to comply with this Article VII will expose the Corporation to irreparable injury for which there is not adequate remedy at law and that the Corporation is entitled to injunctive or other equitable relief to enforce the provisions of this Article.

Section 6.    Non-exclusivity of Rights. The Corporation’s rights of redemption provided in this Article VII shall not be exclusive of any other rights the Corporation may have or hereafter acquire under any agreement, provision of the Bylaws or otherwise.

Section 7.    Further Actions. Nothing contained in this Article VII shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation or its Affiliated Companies from the denial or threatened denial or loss or threatened loss of any Gaming License of the Corporation or any of its Affiliated Companies. Without limiting the generality of the forgoing, the Board of Directors may conform any provisions of this Article VII to the extent necessary to make such a provision consistent with Gaming Laws. In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind bylaws, regulations, and procedures of the Corporation not inconsistent with the express provisions of this Article VII for the purpose of determining whether any Person is an Unsuitable Person and for the orderly application, administration and implementation of the provisions of this Article VII. Such procedures and regulations shall be kept on file with the Secretary of the Corporation, the Secretary of its Affiliated Companies and with the transfer agent, if any, of the Corporation and any Affiliated Companies, and shall be made available for inspection by the public and, upon request mailed to any holder of Securities. The Board of Directors shall have exclusive authority and power to administer this Article VII and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Article VII. All such actions which are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Corporation and all other Persons; provided, however, that the Board of Directors may delegate all or any portion of its duties and powers under this Article VII to a committee of the Board of Directors as it deems necessary or advisable.

Section 8.    Severability. If any provision of this Article VII or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article VII.

Section 9.    Termination and Waivers. Except as may be required by any applicable Gaming Law or Gaming Authority, the Board of Directors may waive any of the rights of the Corporation or any restrictions contained in this Article VII in any instance in which the Board of Directors determines that a waiver would be in the best interests of the Corporation. The Board of Directors may terminate any rights of the Corporation or restrictions set forth in this Article VII to the extent that the Board of Directors determines that any such termination is in the best interests of the Corporation. Except as may be required by a Gaming Authority, nothing in this Article VII shall be deemed or construed to require the Corporation to repurchase any Securities Owned or Controlled by an Unsuitable Person of an Affiliate of an Unsuitable Person.

Section 10.    Required New Jersey Charter Provisions.

(a)    These Articles shall be deemed to include all provisions required by the New Jersey Casino Control Act, N.J.S.A. 5:12-1 et seq., as amended from time to time (the “New Jersey Act”) and, to the extent that anything contained herein or in the Bylaws of the Corporation is inconsistent with the New Jersey Act, the provisions of the New Jersey Act shall govern. All provisions of the New Jersey Act, to the extent required by law to be stated in these Articles, are incorporated herein by this reference.

(b)    These Articles shall be subject to the provisions of the New Jersey Act and the rules and regulations of the New Jersey Casino Control Commission (the “New Jersey Commission”) promulgated thereunder. Specifically, and in accordance with the provisions of Section 82(d)(7) of the New Jersey Act, the Securities of the Corporation are held subject to the condition that, if a holder thereof is found to be disqualified by the New Jersey Commission pursuant to the provisions of the New Jersey Act, the holder must dispose of such Securities in accordance with Section 2(a) of this Article VII and shall be subject to Section 2(b) of this Article VII.

(c)    Any newly elected or appointed director or officer of, or nominee to any such position with, the Corporation, who is required to qualify pursuant to the New Jersey Act, shall not exercise any powers of the office to which such individual has been elected, appointed or nominated until such individual has been found qualified to hold such office or position by the New Jersey Commission in accordance with the New Jersey Act or the New Jersey Commission permits such individual to perform duties and exercise powers relating to any such position pending qualification, with the understanding that such individual will be immediately removed from such position if the New Jersey Commission determines that there is reasonable cause to believe that such individual may not be qualified to hold such position.

ARTICLE VIII

SHAREHOLDERS RIGHTS PLAN

Any Rights Plan adopted by the Board of Directors shall have a triggering “Acquiring Person” beneficial ownership threshold of 25% or higher. If the Board of Directors adopts a Rights Plan, such Rights Plan will be put to a vote of stockholders within 135 days of the date of adoption of such Rights Plan (the “135th Day Deadline”). If the Corporation fails to hold a stockholder vote on or prior to the 135th Day Deadline, then the Rights Plan shall automatically terminate on the 135th Day Deadline. If a stockholder vote is held on the Rights Plan and it is not approved by the holders of a majority of shares voted, then the Rights Plan shall expire on a date not later than the 135th Day Deadline. “Rights Plan” shall mean any plan or arrangement of the sort commonly referred to as a “rights plan” or “stockholder rights plan” or “shareholder rights plan” or “poison pill” that is designed to increase the cost to a potential acquirer of exceeding the applicable ownership thresholds through the issuance of Common Stock, new rights or preferred shares (or any other security or device that may be issued to stockholders of the Corporation, other than ratably to all stockholders of the Corporation) that carry severe redemption provisions, favorable purchase provisions or otherwise, and any related rights agreement. The term “beneficial ownership” as used in the Rights Plan shall mean beneficial ownership as such term is defined in Rule 13d-3.

ARTICLE IX

BYLAWS

The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote thereon, shall be required to adopt, amend or repeal any provision of the Bylaws of the Corporation. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

ARTICLE X

AMENDMENTS

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this corporation required by law or by this Certificate of Incorporation, and the affirmative vote of the holders of majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, shall be required to amend or repeal this Article X, Sections C or D of Article V, Article VI, or Article IX.

ARTICLE XI

SECTION 203

The Corporation shall not be governed by or subject to the provisions of Section 203 of the DGCL as now in effect or hereafter amended, or any successor statute thereto.

ARTICLE XII

MANDATORY FORUM FOR ADJUDICATION OF DISPUTES

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Corporation’s Certificate of Incorporation or bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except as to each of (i) through (iv) above, (A) for any action brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any claim for which the federal courts have exclusive jurisdiction, and (B) for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XIII

SEVERABILITY

If any provision or provisions of these Articles shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions of these Articles (including, without limitation, each portion of any paragraph of these Articles containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision or provisions to other persons, entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XIV

DEEMED NOTICE AND CONSENT

To the fullest extent permitted by law, each and every natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) these Articles (including but not limited to Article X), (b) the Bylaws and (c) any amendment to these Articles or the Bylaws enacted or adopted in accordance with these Articles, the Bylaws and applicable law.

Annex E

CAESARS ENTERTAINMENT, INC.

BYLAWS

ARTICLE I - STOCKHOLDERS

Section 1.    Annual Meeting.

(1)    An annual meeting of stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(2)    At a meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Chairman of the Board, the Executive Chairman (if any), the Chief Executive Officer, the President or the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than forty-five (45) days nor more than seventy-five (75) days prior to the anniversary of the date on which the Corporation first mailed its proxy materials for the previous year’s annual meeting of stockholders (or the date on which the Corporation mails its proxy materials for the current year if during the prior year the Corporation did not hold an annual meeting or if the date of the annual meeting was changed more than thirty (30) days from the prior year). A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 1; provided, however, that nothing in this Section 1 shall be deemed to preclude discussion by any stockholder of any business properly brought before the meeting in accordance with said procedure. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 1, and if he or she should so determine, he or she shall so declare to the meeting. Any such business not properly brought before the meeting shall not be transacted. Nothing in this Section 1 shall affect the right of a stockholder to request inclusion of a proposal in the Corporation’s proxy statement to the extent that such right is provided by an applicable rule of the Securities and Exchange Commission (“SEC”).

(3)    Nomination of candidates for election as directors of the Corporation at any annual meeting or other meeting of stockholders called for the election of directors, in whole or in part (an “Election Meeting”), may be made by the Board of Directors or by any stockholder entitled to vote at such Election Meeting, in accordance with the following procedures:

(i)    Nominations made by the Board of Directors shall be made at a meeting of the Board of Directors or by written consent of the directors in lieu of a meeting prior to the date of the Election Meeting. At the request of the Secretary of the Corporation, each proposed nominee shall provide the Corporation with such information concerning himself or herself as is required, under the rules of the SEC, to be included in the Corporation’s proxy statement soliciting proxies for his or her election as a director.

(ii)    Not less than sixty (60) days prior to the date of the Election Meeting, any stockholder who intends to make a nomination at the Election Meeting shall deliver a notice to the Secretary of the Corporation setting forth (a) the name, age, business address and the residence address of each nominee proposed in such notice, (b) the principal occupation or employment of such nominee, (c) the number of shares of capital stock of the Corporation which are beneficially owned by each such nominee, and (d) such other information concerning each such nominee as would be required, under the rules of the SEC, in a proxy statement soliciting proxies for the election of such nominees. Such notice shall include a signed consent of each such nominee to serve as a director of the Corporation, if elected.

(iii)    In the event that a person is validly designated as a nominee in accordance with this Section 1(3) and shall thereafter become unable or unwilling to stand for election to the Board of Directors, the Board of Directors or the stockholder who proposed such nominee, as the case may be, may designate a substitute nominee; provided, however, that if the date of the Election Meeting in question has been publicly disclosed prior to the requested substitution, such substitution may not, without the consent of the Board of Directors, be made unless it can be made in accordance with applicable requirements of the SEC without any resulting delay in the scheduled Election Meeting, unless such substitution is required by the NRS, SEC regulations or other laws, rules or regulations applicable to the Corporation.

(iv)    If the chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void.

(4)    A person shall not be eligible for election or re-election as a director at an annual meeting unless (i) the person is nominated by a Record Stockholder in accordance with Section 1(2)(c) or (ii) the person is nominated by or at the direction of the Board of Directors. Only such business shall be conducted at an annual meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this section. The chairman of the meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defectively proposed business or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(5)    For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(6)    Notwithstanding the foregoing provisions of this Section 1, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in this Section 1. Nothing in this Section 1 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Section 2.    Special Meetings.

(1)    Special meetings of the stockholders, other than those required by statute, may be called at any time by the President or Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and shall be called by the President at the request in writing of stockholders owning not less than ten percent (10%) of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Any special meeting called at the request of the stockholders pursuant to the preceding sentence shall be held on a date no later than 60 days following the Corporation’s receipt of the stockholders’ written request for such a meeting. For purposes of these Bylaws, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. The Board of Directors may postpone or reschedule any previously scheduled special meeting, other than a special meeting called at the request of the stockholders in accordance with this clause (1).

(2)    Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Chairman of the Board, the Chief Executive Officer, the Board of Directors or the stockholders. The notice of such special meeting shall include the purpose for which the meeting is called. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (a) by or at the direction of the Board of Directors or (b) by any stockholder of record at the time of giving of notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers a written notice to the Secretary setting forth the information set forth in Section 1(4)(a) and 1(4)(c) of this Article I. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders only if such stockholder of record’s notice required by the preceding sentence shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall an adjournment, or postponement of a special meeting for which notice has been given, commence a new time period for the giving of a stockholder of record’s notice. A person shall not be eligible for election or reelection as a director at a special meeting unless the person is nominated (i) by or at the direction of the Board of Directors or (ii) by a stockholder of record in accordance with the notice procedures set forth in this Article I.

(3)    Notwithstanding the foregoing provisions of this Section 2, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters set forth in this Section 2. Nothing in this Section 2 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Section 3.    Notice of Meetings.

Written notice of the annual and each special meeting of stockholders shall be signed by the Chairman of the Board, the Executive Chairman (if any), the Chief Executive Officer, the President or the Secretary of the Corporation. Notice of the place, if any, date, and time of all meetings of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law (“DGCL”) or the Certificate of Incorporation of the Corporation).

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given to each stockholder in conformity herewith. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and, except as otherwise required by law, shall not be more than 60 nor less than 10 days before the date of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 4.    Quorum.

At any meeting of the stockholders, the holders of a majority of the voting power of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law or by the rules of any stock exchange upon which the Corporation’s securities are listed. Where a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, if any, date, or time.

Section 5.    Organization.

Such person as the Board of Directors may have designated or, in the absence of such a person, the Chairman of the Board or, in his or her absence, the Chief Executive Officer or the President of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

Section 6.    Conduct of Business.

The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The chairman shall have the power to adjourn the meeting to another place, if any, date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

Section 7.    Proxies and Voting.

At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law or the rules of any stock exchange upon which the Corporation’s securities are listed, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Section 8.    Consent of Stockholders. Any action required or permitted by the DGCL to be taken at any meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if the action is evidenced by one or more written consents, which may be signed in counterparts, describing the action taken, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Any such action by written consent shall be effective upon the date specified in the consent so long as written consents signed by a sufficient number of stockholders are delivered to the Corporation in the manner specified above within 60 days of the earliest dated consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. A written consent of the stockholders given in accordance with this Section 8 has the same force and effect as a vote of such stockholders and may be stated as such in any document. The record date for determining stockholders entitled to take action without a meeting is set forth in Section 3 of Article V.

Section 9.    Stock List.

The officer who has charge of the stock ledger of the Corporation shall, at least 10 days before every meeting of stockholders, prepare and make a complete list of stockholders entitled to vote at any meeting of stockholders, provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order and showing the address of each such stockholder and the number of shares registered in his or her name. Such list shall be open to the examination of any stockholder for a period of at least 10 days prior to the meeting in the manner provided by law.

A stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine (a) the identity of the stockholders entitled to examine such stock list and to vote at the meeting and (b) the number of shares held by each of them.

ARTICLE II - BOARD OF DIRECTORS

Section 1.    Number, Election and Term of Directors.

The number of directors which shall constitute the whole Board of Directors shall be not less than five (5) and not more than eleven (11). Within the limits above specified, the number of the directors of the Corporation shall be determined by resolution adopted by the Board of Directors. All directors shall be elected annually. Except as provided in Section 2 of this Article II, directors shall be elected at the annual meeting of stockholders by a plurality of the votes cast at the applicable election and each director shall hold office until his or her successor is elected and qualified. The composition of the Board of Directors and the committees thereof shall comply with applicable requirements of the DGCL, the SEC and NASDAQ Stock Market, or such other organization, association or entity with which any class of the Corporation’s securities are listed. Directors need not be residents of Delaware or stockholders of the Corporation. The Board of Directors shall designate one director as the Chairman of the Board (who may also be designated as Executive Chairman if serving as an employee of the Corporation), who shall preside at all meetings of the Board of Directors and of the stockholders of the Corporation. In the Chairman of the Board’s absence, the duties as Chairman of the Board shall be attended to by any vice chairman of the Board of Directors, or if there is no vice chairman, or such vice chairman is absent, then by the President.

Section 2.    Newly Created Directorships and Vacancies.

Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, disqualification, removal from office or other cause shall, unless otherwise required by law or by resolution of the Board of Directors, be filled only by (i) the holders of a majority of the voting power of all then outstanding capital stock of the Corporation then entitled to vote generally in the election of directors at a meeting of stockholders called for such purpose or (ii) the unanimous written consent or vote of a majority of the directors then in office, though less than a quorum, and directors so chosen shall serve for a term expiring at the next annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 3.    Regular Meetings.

Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 4.    Special Meetings.

Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer, or by the President, and shall be called by the Secretary on the written request of any two directors and shall be held at such place, on such date, and at such time as they or he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given to each director by whom it is not waived by mailing written notice not less than five days before the meeting or by telephone or by telegraphing or telexing or by facsimile or electronic transmission of the same not less than 48 hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 5.    Quorum.

A majority of the Whole Board shall constitute a quorum for all purposes at any meeting of the Board of Directors. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Section 6.    Participation in Meetings By Conference Telephone.

Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 7.    Conduct of Business.

At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and, except as otherwise expressly required by law, all matters shall be determined by the affirmative vote of a majority of the directors present at any meeting at which a quorum is present. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 8.    Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation, the Board of Directors shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or paid a stated salary or paid other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed compensation for attending committee meetings.

Section 9.    Action Without Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof as provided in Article II, may be taken without a meeting, if a written consent thereto is signed by all (or such lesser proportion as may be permitted by the DGCL) of the members of the Board of Directors or of such committee, as the case may be.

ARTICLE III - COMMITTEES

Section 1.    Committees of the Board of Directors.

The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Section 2.    Audit Committee.

An audit committee of the Board of Directors (the “Audit Committee”) shall consist of at least three directors designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3 of Article II after the annual meeting of stockholders or as soon thereafter as conveniently possible. The Audit Committee shall consist solely of directors who are “independent” as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the Corporation and satisfy the requirements of SEC Rule 10A-3. At least one of the members of the Audit Committee shall be determined by the Board of Directors to be an “audit committee financial expert” as defined in SEC Rule 407(d)(5). Members of the Audit Committee shall review and supervise the financial controls of the Corporation, make recommendations to the Board of Directors regarding the Corporation’s auditors, review the books and accounts of the Corporation, meet with the officers of the Corporation regarding the Corporation’s financial controls, act upon recommendations of the auditors and take such further action as the Audit Committee deems necessary to complete an audit of the books and accounts of the Corporation.

Section 3.    Compensation Committee.

The compensation committee of the Board of Directors (the “Compensation Committee”) shall consist of two or more directors to be designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3 of Article II after the annual meeting of stockholders or as soon thereafter as conveniently possible. Each member of the Compensation Committee shall be “independent” as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the Corporation. The Compensation Committee shall review with management cash and other compensation policies for employees, shall determine the compensation of the Chief Executive Officer and each of the other executive officers of the Corporation and shall make recommendations to the Chief Executive Officer regarding the compensation to be established for all other officers of the Corporation. In addition, the Compensation Committee shall have full power and authority to administer the Corporation’s stock plans and, within the terms of the respective stock plans, determine the terms and conditions of issuances thereunder.

Section 4.    Directors’ Nominating Committee.

A directors’ nominating committee of the Board of Directors (the “Nominating Committee”) shall be designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3 of Article II after the annual meeting of stockholders or as soon thereafter as conveniently possible. The Nominating Committee shall consist solely of directors who are “independent” as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the Corporation. The members of the Nominating Committees shall evaluate and select or recommend to the Board of Directors candidates to fill positions on the Board of Directors.

Section 5.    Conduct of Business.

Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. The Board of Directors may designate one (1) or more appropriate directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of any members of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another appropriate member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.

Section 6.    Minutes.

Each committee of directors shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The Corporation’s Secretary, any Assistant Secretary or any other designated person shall (a) serve as the Secretary of the special or standing committees of the Board of Directors of the Corporation, (b) keep regular minutes of standing or special committee proceedings, (c) make available to the Board of Directors, as required, copies of all resolutions adopted or minutes or reports of other actions recommended or taken by any such standing or special committee and (d) otherwise as requested keep the members of the Board of Directors apprised of the actions taken by such standing or special committees.

ARTICLE IV - OFFICERS

Section 1.    Generally.

The officers of the Corporation shall consist of a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Treasurer; may include an Executive Chairman, as elected or appointed by the

Board of Directors; and may further include, without limitation, such other officers and agents, including, without limitation, a Chief Financial Officer, one or more Vice Presidents (anyone or more of which may be designated Senior Executive Vice President, Executive Vice President or Senior Vice President), Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers, as the Board of Directors, Chairman of the Board, Chief Executive Officer or President deem necessary and elect or appoint. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. All officers of the Corporation shall hold their offices for such terms and shall exercise such powers and perform such duties as prescribed by these bylaws, the Board of Directors, Chairman of the Board, Chief Executive Officer or President, as applicable. Any two or more offices may be held by the same person. No officer shall execute, acknowledge, verify or countersign any instrument on behalf of the Corporation in more than one capacity, if such instrument is required by law, by these bylaws or by any act of the Corporation to be executed, acknowledged, verified or countersigned by two or more officers. The salaries of officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or by such officers as may be designated by resolution of the Board of Directors.

Section 2.    Executive Chairman.

The Board of Directors may appoint an Executive Chairman if the Chairman of the Board is an employee of the Corporation. The Executive Chairman shall, in general, perform such duties as may be prescribed by the Board of Directors. He or she shall, in coordination with the Chief Executive Officer, formulate and submit to the Board of Directors matters of general policy for the Corporation and shall perform such other duties as usually appertain to the office or as may be prescribed by the Board of Directors. He or she may or sign with the Chief Executive Officer, the President or any other officer of the Corporation thereunto authorized by the Board of Directors certificates for shares of capital stock of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds, bonds, mortgages, contracts, checks, notes, drafts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by these bylaws or by the Board of Directors to some other officer or agent of the Corporation, or shall be required by law to be otherwise executed.

Section 3.    Chief Executive Officer.

The Chief Executive Officer shall, in general, perform such duties as usually pertain to the position of chief executive officer and such other duties as may be prescribed by the Board of Directors. He or she shall, in coordination with the Executive Chairman (if any), formulate and submit to the Board of Directors matters of general policy for the Corporation and shall perform such other duties as usually appertain to the office or as may be prescribed by the Board of Directors. He or she may sign with the President or any other officer of the Corporation thereunto authorized by the Board of Directors certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds or bonds, which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated or reserved by these bylaws or by the Board of Directors or to some other officer or agent of the Corporation, or shall be required by law to be otherwise executed.

Section 4.    President.

The President, subject to the control of the Board of Directors, the Executive Chairman (if any) and the Chief Executive Officer, shall in general supervise and control the business and affairs of the Corporation. The President shall keep the Board of Directors, the Chairman of the Board and the Chief Executive Officer fully informed as they or any of them shall request and shall consult them concerning the business of the Corporation. He or she may sign with the Executive Chairman (if any), the Chief Executive Officer or any other officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of capital stock of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds, bonds, mortgages, contracts, checks, notes, drafts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by these bylaws or by the Board of Directors to some other officer or agent of the Corporation, or shall be required by law to be otherwise executed. In general, he or she shall perform all other duties normally incident to the office of the President, except any duties expressly delegated to other persons by these bylaws, the Board of Directors, and such other duties as may be prescribed by the stockholders, the Board of Directors, the Chairman of the Board or the Chief Executive Officer, from time to time.

Section 5.    Vice President.

In the absence of the President, or in the event of his or her inability or refusal to act, the Senior Executive Vice President (or in the event there shall be more than one Vice President designated Senior Executive Vice President, any Senior Executive Vice President designated by the Board of Directors), or in the event of the Senior Executive Vice President’s inability or refusal to act, the Executive Vice President (or in the event there shall be more than one such officer, any such officer designated by the Board of Directors) shall perform the duties and exercise the powers of the President. Any Vice President authorized by resolution of the Board of Directors to do so, may sign with any other officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of capital stock of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors. The Vice Presidents shall perform such other duties as from time to time may be assigned to them by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President.

Section 6.    Treasurer.

The Treasurer shall (a) have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories; (b) prepare, or cause to be prepared, for submission at each regular meeting of the Board of Directors, at each annual meeting of stockholders, and at such other times as may be required by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, a statement of financial condition of the Corporation in such detail as may be required; and (c) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.

Section 7.    Secretary.

The Secretary shall (a) keep the minutes of the meetings of the stockholders, the Board of Directors and committees of directors; (b) see that all notices are duly given in accordance with the provisions of these bylaws and as required by law; (c) be custodian of the corporate records and of the seal of the Corporation, and see that the seal of the Corporation or a facsimile thereof is affixed to all certificates for shares prior to the issuance thereof and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these bylaws; (d) keep or cause to be kept a register of the post office address of each stockholder which shall be furnished by such stockholder; (e) have general charge of other stock transfer books of the Corporation; and (f) in general, perform all duties normally incident to the office of the Secretary and such other duties as from time to time may be assigned to him or her by the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors.

Section 8.    Assistant Secretary or Treasurer.

The Assistant Secretaries and Assistant Treasurers shall, in general, perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chairman of the Board, the Chief

Executive Officer, the President or the Board of Directors. The Assistant Secretaries or Assistant Treasurers shall, in the absence of the Secretary or Treasurer, respectively, perform all functions and duties which such absent officers may delegate, but such delegation shall not relieve the absent officer from the responsibilities and liabilities of his or her office. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine.

Section 9.    Chief Financial Officer.

The Chief Financial Officer shall, in general, perform such duties as usually pertain to the position of chief financial officer and such duties as may be prescribed by the Board of Directors.

Section 10.    Delegation of Authority.

The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 11.    Removal.

Any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.

Section 12.    Action with Respect to Securities of Other Corporations.

Unless otherwise directed by the Board of Directors, the President or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other Corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other Corporation.

ARTICLE V - STOCK

Section 1.    Certificates of Stock.

Each holder of stock represented by certificates shall be entitled to a certificate signed by, or in the name of the Corporation by, the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile.

Section 2.    Transfers of Stock.

Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 4 of Article V of these Bylaws, an outstanding certificate for the number of shares involved, if one has been issued, shall be surrendered for cancellation before a new certificate, if any, is issued therefor.

Section 3.    Record Date.

In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 3 at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 4.    Lost, Stolen or Destroyed Certificates.

In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 5.    Regulations.

The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI - NOTICES

Section 1.    Notices.

If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Section 2.    Waivers.

A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the express purpose of objecting at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

ARTICLE VII - MISCELLANEOUS

Section 1.    Facsimile Signatures.

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 2.    Corporate Seal.

The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 3.    Reliance upon Books, Reports and Records.

Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director, committee member or officer reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 4.    Fiscal Year.

The fiscal year of the Corporation shall be as fixed by the Board of Directors.

Section 5.    Time Periods.

In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE VIII - SHAREHOLDER RIGHTS PLAN

Any Rights Plan adopted by the Board of Directors shall have a triggering “Acquiring Person” beneficial ownership threshold of 25% or higher. If the Board of Directors adopts a Rights Plan, such Rights Plan will be put to a vote of stockholders within 135 days of the date of adoption of such Rights Plan (the “135th Day Deadline”). If the Corporation fails to hold a stockholder vote on or prior to the 135th Day Deadline, then the Rights Plan shall automatically terminate on the 135th Day Deadline. If a stockholder vote is held on the Rights Plan and it is not approved by the holders of a majority of shares voted, then the Rights Plan shall expire on a date not later than the 135th Day Deadline. “Rights Plan” shall mean any plan or arrangement of the sort commonly referred to as a “rights plan” or “stockholder rights plan” or “shareholder rights plan” or “poison pill” that is designed to increase the cost to a potential acquirer of exceeding the applicable ownership thresholds through the issuance of common stock, new rights or preferred shares (or any other security or device that may be issued to stockholders of the Corporation, other than ratably to all stockholders of the Corporation) that carry severe redemption provisions, favorable purchase provisions or otherwise, and any related rights agreement. The term “beneficial ownership” as used in the Rights Plan shall mean beneficial ownership as such term is defined in Rule 13d-3 promulgated by the United States Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (as now or hereafter amended).

ARTICLE IX - INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1.    Right to Indemnification.

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or trustee of another Corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this Article IX with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

Section 2.    Right to Advancement of Expenses.

In addition to the right to indemnification conferred in Section 1 of this Article IX, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise.

Section 3.    Right of Indemnitee to Bring Suit.

If a claim under Section 1 or 2 of this Article IX is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article IX or otherwise shall be on the Corporation.

Section 4.    Non-Exclusivity of Rights.

The rights to indemnification and to the advancement of expenses conferred in this Article IX shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation’s Certificate of Incorporation, Bylaws, agreement, vote of stockholders or directors or otherwise.

Section 5.    Insurance.

The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another Corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 6.    Indemnification of Employees and Agents of the Corporation.

The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 7.    Nature of Rights.

The rights conferred upon indemnitees in this Article IX shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article IX that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

ARTICLE X - AMENDMENTS

In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to adopt, amend and repeal these Bylaws subject to the power of the holders of capital stock of the Corporation to adopt, amend or repeal the Bylaws; provided, however, that, with respect to the power of holders of capital stock to adopt, amend and repeal Bylaws of the Corporation, notwithstanding any other provision of these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, these Bylaws or any preferred stock, the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of these Bylaws.

ARTICLE XI - SECTION 203 OF THE DGCL

The Corporation shall not be governed by or subject to the provisions of Section 203 of the DGCL as now in effect or hereafter amended, or any successor statute thereto.

Annex F

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

CAESARS ENTERTAINMENT, INC.

ARTICLE I

CORPORATE NAME

The name of the corporation (the “Corporation”) is Caesars Entertainment, Inc.

ARTICLE II

PRINCIPAL OFFICE

The principal office and place of business of the Corporation shall be at such location in the State of Nevada as may be determined by the Board of Directors.

ARTICLE III

CORPORATE PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a Corporation may be organized under the provisions of Chapter 78 of the Nevada Revised Statutes (the “NRS”).

ARTICLE IV

CAPITALIZATION

A.	Authorized Shares.

The Corporation is authorized to issue three hundred million (300,000,000) shares of common stock having a par value of $0.00001 per share (hereinafter referred to as “Common Stock”).

B.	Fully Paid and Non-Assessable.

The shares of stock issued by the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable or assessed for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and these Second Amended and Restated Articles of Incorporation (as amended from time to time, the “Articles”) shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

C.	Preemptive Rights.

No holder of shares of the Corporation shall be entitled as such, as a matter of right, whether preemptive, preferential or otherwise, to subscribe for, purchase or receive any shares of the Corporation, or any securities convertible into, exchangeable for, or carrying a right or option to purchase its shares, whether now or hereafter authorized and whether issued, sold or offered for sale by the Corporation for cash of other consideration or by way of dividend, split of shares or otherwise. This provision shall be interpreted to deny preemptive or preferential rights to the maximum extent permitted under Nevada law.

ARTICLE V

COMMON STOCK

A.	Election of Directors.

The holders of the issued and outstanding shares of Common Stock shall be entitled to notice of and to vote at any meeting of stockholders of the Corporation. Subject to Section B. of Article VI, at any such meeting at which the directors are elected, the holders of the Common Stock shall be entitled to elect the number of directors of the Corporation who are being elected at such meeting. There shall be no right with respect to shares of stock of the Corporation to cumulate votes in the election of directors.

At all meetings of stockholders held for the purpose of electing directors, the presence, in person or by proxy, of the holders of shares representing a majority of the shares of the Common Stock entitled to vote thereat shall be required to constitute a quorum for the election of directors; provided, however, that in absence of a quorum, a majority of those holders of Common Stock who are present in person or by proxy shall have the power to adjourn the meeting for election of those directors, from time to time, without notice, other than announcement at the meeting, until the requisite number of holders of Common Stock shall be present in person or by proxy.

In the event of any vacancy among the directors elected, such vacancy may be filled by (i) the holders of the Common Stock at a meeting of stockholders called for such purpose or (ii) the unanimous written consent or vote of a majority of the remaining directors. The term of any director elected to fill a vacancy pursuant to this Section will expire at the time that the term of the director who created the vacancy would have expired.

B.	Special Meetings.

Special meetings of the stockholders, for any purpose or purposes, shall be called by the President or Secretary at the request in writing of stockholders owning not less than ten percent (10%) of the Common Stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. The Board of Directors shall fix the time and any place, either within or without the State of Nevada, as the time and place for holding such meeting.

C.	Voting.

Except as otherwise provided by the NRS, each holder of Common Stock shall be entitled to one (1) vote for each share held on all matters submitted to the stockholders of the Corporation.

D.	Dividends.

Subject to other provisions of these Articles or the NRS, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor.

Notwithstanding anything to the contrary in these Articles or the bylaws of the Corporation (the “Bylaws”), the Corporation is hereby specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b).

E.	Liquidation Rights.

In the event of the liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock shall share equally and ratably in the Corporation’s assets available for distribution. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation which shall not in fact result in the dissolution of the Corporation and the distribution of assets to stockholders shall not be deemed to be a voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation.

ARTICLE VI

BOARD OF DIRECTORS

A.	Number of Directors.

The total number of authorized directors of the Corporation shall not be less than five (5) nor more than eleven (11) until changed by amendment of these Articles. The exact number of directors constituting the entire Board of Directors shall be fixed from time to time within the limits specified in these Articles by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

B.	Election of Directors.

Directors shall be elected by the vote of the holders of Common Stock pursuant to Article V of these Articles and as set forth in the Bylaws.

C.	Term of Members of Board of Directors.

Each member of the Board of Directors shall serve for one (1) year or until his or her successor shall be elected and qualified, or his or her earlier removal or resignation. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D.	Removal of Directors.

Notwithstanding any other provision of these Articles or the Bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law), any director or the entire Board of Directors may be removed from office, with or without cause, by the affirmative vote, at a meeting of the stockholders called for that purpose, of the holders of not less than two-thirds of the outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors.

ARTICLE VII

DIRECTOR AND OFFICER LIABILITY; INDEMNIFICATION

The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended.

Indemnification by the Corporation of directors, officers or other agents of the Corporation may be authorized by the Bylaws of the Corporation, or by resolution of the Board of Directors, or otherwise to the fullest extent permitted under Nevada law at the time such indemnification is granted.

The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation as they are incurred and in advance of final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director or officer is not entitled to be indemnified by the Corporation.

Any repeal or modifications of the forgoing provisions of this Article VII by the stockholders of the Corporation or of the indemnification provisions of the Bylaws by the Board of Directors or the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing prior to the time such repeal or modification becomes effective. In the event of any conflict between the provisions of this Article VII and any other provision of these Articles, the terms and provisions of this Article VII shall control.

ARTICLE VIII

MANDATORY FORUM FOR ADJUDICATION OF DISPUTES

To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Second Judicial District Court of Washoe County, Nevada, shall be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative (a) brought in the name or right of the Corporation or on its behalf, (b) asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) arising or asserting a claim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of these Articles or the Bylaws, (d) to interpret, apply, enforce or determine the validity of these Articles or the Bylaws or (e) asserting a claim governed by the internal affairs doctrine; provided that such exclusive forum provisions shall not apply to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or to any claim for which the federal courts have exclusive jurisdiction. In the event that the Second Judicial District Court of Washoe County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada shall be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada shall be the sole and exclusive forum therefor.

ARTICLE IX

EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE X

COMPLIANCE WITH GAMING LAWS

Section 1.    Definitions. For purposes of this Article X, the following terms shall have the meanings specified below:

(a)    “Affiliate” shall mean a Person who, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with, a specified Person. For the purpose of this Section 1(a) of Article X, “control,” “controlled by” and “under common control with” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise. “Affiliated Companies” shall mean those partnerships, corporations, limited liability companies, trusts or other entities that are Affiliates of the Corporation, including, without limitation, subsidiaries, holding companies and intermediary companies (as those and similar terms are defined in the Gaming Laws of the applicable Gaming Jurisdictions) that are registered or licensed under applicable Gaming Laws.

(b)    “Gaming” or “Gaming Activities” shall mean the conduct of gaming and gambling activities, or the use of gaming devices, equipment and supplies in the operation of a gaming establishment or other enterprise, including, without limitation, race books, sports pools, slot machines, gaming devices, lottery devices, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems and associated equipment and supplies.

(c)    “Gaming Authorities” shall mean all federal, state, provincial, tribal, local and other regulatory and licensing bodies and agencies with authority over Gaming within any Gaming Jurisdiction in which the Corporation or any of its Affiliated Companies do business.

(d)    “Gaming Jurisdiction” shall mean all jurisdictions, domestic, tribal and foreign, and their political subdivisions, in which Gaming Activities are or may be lawfully conducted, including, without limitation, all jurisdictions in which the Corporation or any of its Affiliated Companies currently conduct or may in the future conduct Gaming Activities.

(e)    “Gaming Laws” shall mean all laws, statutes, ordinances and regulations pursuant to which any Gaming Authority possesses regulatory and licensing authority over Gaming within any Gaming Jurisdiction, and all orders, decrees, rules and regulations promulgated by such Gaming Authority thereunder.

(f)    “Gaming Licenses” shall mean all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, concessions and entitlements issued by a Gaming Authority necessary for or relating to the conduct of Gaming Activities.

(g)    “Own,” “Ownership” or “Control” (and derivatives thereof) shall mean (i) ownership of record, (ii) “beneficial ownership” as defined in Rule 13d-3 promulgated by the United States Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (as now or hereafter amended) (“Rule 13d-3”), or (iii) the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or the disposition of Securities, by agreement contract, agency or other manner.

(h)    “Person” shall mean an individual, partnership, corporation, limited liability company, trust or any other entity.

(i)    “Redemption Date” shall mean the date specified in the Redemption Notice as the date on which the shares of the Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person are to be redeemed by the Corporation.

(j)    “Redemption Notice” shall mean that notice of redemption given by the Corporation to an Unsuitable Person or an Affiliate of an Unsuitable Person pursuant to this Article X. Each Redemption Notice shall set forth (i) the Redemption Date, (ii) the number and type of shares of the Securities to be redeemed, (iii) the Redemption Price and the manner of payment therefor, (iv) the place where any certificates for such chares shall be surrendered for payment and (v) any other requirements of surrender of the certificates, including how they are to be endorsed, if at all.

(k)    “Redemption Price” shall mean the price to be paid by the Corporation for the Securities to be redeemed pursuant to this Article X, which shall be that price (if any) required to be paid by the Gaming Authority making the finding of unsuitability, or if such Gaming Authority does not require a certain price to be paid that amount determined by the Board of Directors to be the fair value of the Securities to be redeemed; provided, however, that the price per share represented by the Redemption Price shall in no event be in excess of the closing sales price per share of the shares on the principal national securities exchange on which such shares are then listed on the trading date on the day before the Redemption Notice is deemed given by the Corporation to the Unsuitable Person or Affiliate of an Unsuitable Person or, if such shares are not then listed for trading on any national securities exchange, then the closing sales price of such shares as quoted in the NASDAQ Stock Market or SmallCap Market or, if the shares are not then so quoted, then the mean between the representative bid and the ask price as quoted by any other generally recognized reporting system. The Redemption Price may be paid in cash, by promissory note, or both as required by the applicable Gaming Authority and, if not so required, as the Board of Directors determines. Any promissory note shall contain such terms and conditions as the Board of Directors determines necessary or advisable, including without limitation, subordination provisions, to comply with any law or regulation applicable to the Corporation or any Affiliate of the Corporation or to prevent a default under, breach of, event of default under or acceleration of any loan, promissory note, mortgage, indenture, line of credit of other debt or financing agreement of the Corporation or any Affiliate of the Corporation. Subject to the forgoing, the principal amount of the promissory note together with any unpaid interest shall be due and payable no later than the tenth (10th) anniversary of delivery of the note and interest on the unpaid principal thereof shall be payable annually in arrears at the rate of two percent (2%) per annum.

(l)    “Securities” shall mean the capital stock of the Corporation as described in Article IV hereof.

(m)    “Unsuitable Person” shall mean a Person who (i) is determined by a Gaming Authority to be unsuitable to Own or Control any Securities or unsuitable to be connected or affiliated with a Person engaged in Gaming Activities in a Gaming Jurisdiction, or (ii) causes the Corporation or any Affiliated Company to lose or to be threatened with the loss of any Gaming License, or (iii) in the sole discretion of the Board of Directors of the Corporation, is deemed likely to jeopardize the Corporation’s or any Affiliated Company’s application for, receipt of approval for, right to the use of, or entitlement to, any Gaming License.

Section 2.    Finding of Unsuitability.

(a)    The Securities Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person shall be subject to redemption by the Corporation, out of funds legally available therefor, by action of the Board of Directors, to the extent deemed necessary or advisable by the Board of Directors. If a Gaming Authority requires the Corporation, or the Board of Directors deems it necessary or advisable, to redeem any such Securities, the Corporation shall give a Redemption Notice to the Unsuitable Person or its Affiliate and shall purchase on the Redemption Date the number of Shares of the Securities specified in the Redemption Notice for the Redemption Price set forth in the Redemption Notice. From and after the Redemption Date, such Securities shall no longer be deemed to be outstanding, such Unsuitable Person or any Affiliate of such Unsuitable Person shall cease to be a stockholder with respect to such shares and all rights of such Unsuitable Person or any Affiliate of such Unsuitable Person therein, other than the right to receive the Redemption Price, shall cease. Such Unsuitable Person or its Affiliate shall surrender all certificates representing any shares to be redeemed in accordance with the requirements of the Redemption Notice.

(b)    Commencing on the date that a Gaming Authority serves notice of a determination of unsuitability or the Board of Directors determines that a Person is an Unsuitable Person, and until the Securities Owned or Controlled by such Person are Owned or Controlled by a Person who is not an Unsuitable Person, the Unsuitable Person or any Affiliate of an Unsuitable Person shall not be entitled to: (i) receive any dividend or interest with regard to the Securities, (ii) to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such Securities, and such Securities shall not for any purposes be included in the shares of capital stock of the Corporation entitled to vote, or (iii) receive any remuneration in any form from the Corporation or any Affiliated Company for services rendered or otherwise.

Section 3.    Notices(a) . All notices given by the Corporation pursuant to this Article X, including Redemption Notices, shall be in writing and may be given by mail, addressed to the Person at such Person’s address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed given personally or by telegram, facsimile, telex or cable.

Section 4.    Indemnification. Any Unsuitable Person and any Affiliate of and Unsuitable Person shall indemnify and hold harmless the Corporation and its Affiliated Companies for any and all losses, costs and expenses, including attorney’s fees, incurred by the Corporation and its Affiliated Companies as a result of, or arising out of, such Unsuitable Person’s or Affiliate’s continuing Ownership or Control of Securities, the neglect, refusal or other failure to comply with the provisions of this Article X, or failure to promptly divest itself of any Securities when required by the Gaming Laws or this Article X.

Section 5.    Injunctive Relief. The Corporation is entitled to injunctive or other equitable relief in any court of competent jurisdiction to enforce the provisions of this Article X and each holder of the Securities of the Corporation shall be deemed to have acknowledged, by acquiring the Securities of the Corporation, that the failure to comply with this Article X will expose the Corporation to irreparable injury for which there is not adequate remedy at law and that the Corporation is entitled to injunctive or other equitable relief to enforce the provisions of this Article X.

Section 6.    Non-exclusivity of Rights. The Corporation’s rights of redemption provided in this Article X shall not be exclusive of any other rights the Corporation may have or hereafter acquire under any agreement, provision of the Bylaws or otherwise.

Section 7.    Further Actions. Nothing contained in this Article X shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation or its Affiliated Companies from the denial or threatened denial or loss or threatened loss of any Gaming License of the Corporation or any of its Affiliated Companies. Without limiting the generality of the forgoing, the Board of Directors may conform any provisions of this Article X to the extent necessary to make such a provision consistent with Gaming Laws. In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind bylaws, regulations, and procedures of the Corporation not inconsistent with the express provisions of this Article X for the purpose of determining whether any Person is an Unsuitable Person and for the orderly application, administration and implementation of the provisions of this Article X. Such procedures and regulations shall be kept on file with the Secretary of the Corporation, the Secretary of its Affiliated Companies and with the transfer agent, if any, of the Corporation and any Affiliated Companies, and shall be made available for inspection by the public and, upon request mailed to any holder of Securities. The Board of Directors shall have exclusive authority and power to administer this Article X and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Article X. All such actions which are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Corporation and all other Persons; provided, however¸ that the Board of Directors may delegate all or any portion of its duties and powers under this Article X to a committee of the Board of Directors as it deems necessary or advisable.

Section 8.    Severability. If any provision of this Article X or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article X.

Section 9.    Termination and Waivers. Except as may be required by any applicable Gaming Law or Gaming Authority, the Board of Directors may waive any of the rights of the Corporation or any restrictions contained in this Article X in any instance in which the Board of Directors determines that a waiver would be in the best interests of the Corporation. The Board of Directors may terminate any rights of the Corporation or restrictions set forth in this Article X to the extent that the Board of Directors determines that any such termination is in the best interests of the Corporation. Except as may be required by a Gaming Authority, nothing in this Article X shall be deemed or construed to require the Corporation to repurchase any Securities Owned or Controlled by an Unsuitable Person of an Affiliate of an Unsuitable Person.

Section 10.    Required New Jersey Charter Provisions.

(a)    These Articles shall be deemed to include all provisions required by the New Jersey Casino Control Act, N.J.S.A. 5:12-1 et seq., as amended from time to time (the “New Jersey Act”) and, to the extent that anything contained herein or in the Bylaws of the Corporation is inconsistent with the New Jersey Act, the provisions of the New Jersey Act shall govern. All provisions of the New Jersey Act, to the extent required by law to be stated in these Articles, are incorporated herein by this reference.

(b)    These Articles shall be subject to the provisions of the New Jersey Act and the rules and regulations of the New Jersey Casino Control Commission (the “New Jersey Commission”) promulgated thereunder. Specifically, and in accordance with the provisions of Section 82(d)(7) of the New Jersey Act, the Securities of the Corporation are held subject to the condition that, if a holder thereof is found to be disqualified by the New Jersey Commission pursuant to the provisions of the New Jersey Act, the holder must dispose of such Securities in accordance with Section 2(a) of this Article X and shall be subject to Section 2(b) of this Article X.

(c)    Any newly elected or appointed director or officer of, or nominee to any such position with, the Corporation, who is required to qualify pursuant to the New Jersey Act, shall not exercise any powers of the office to which such individual has been elected, appointed or nominated until such individual has been found qualified to hold such office or position by the New Jersey Commission in accordance with the New Jersey Act or the New Jersey Commission permits such individual to perform duties and exercise powers relating to any such position pending qualification, with the understanding that such individual will be immediately removed from such position if the New Jersey Commission determines that there is reasonable cause to believe that such individual may not be qualified to hold such position.

ARTICLE XI

SHAREHOLDERS RIGHTS PLAN

Any Rights Plan adopted by the Board of Directors shall have a triggering “Acquiring Person” beneficial ownership threshold of twenty-five percent (25%) or higher. If the Board of Directors adopts a Rights Plan, such Rights Plan will be put to a vote of stockholders within one hundred thirty-five (135) days of the date of adoption of such Rights Plan (the “135th Day Deadline”). If the Corporation fails to hold a stockholder vote on or prior to the 135th Day Deadline, then the Rights Plan shall automatically terminate on the 135th Day Deadline. If a stockholder vote is held on the Rights Plan and it is not approved by the holders of a majority of shares voted, then the Rights Plan shall expire on a date not later than the 135th Day Deadline. “Rights Plan” shall mean any plan or arrangement of the sort commonly referred to as a “rights plan” or “stockholder rights plan” or “shareholder rights plan” or “poison pill” that is designed to increase the cost to a potential acquirer of exceeding the applicable ownership thresholds through the issuance of Common Stock, new rights or preferred shares (or any other security or device that may be issued to stockholders of the Corporation, other than ratably to all stockholders of the Corporation) that carry severe redemption provisions, favorable purchase provisions or otherwise, and any related rights agreement. The term “beneficial ownership” as used in the Rights Plan shall mean beneficial ownership as such term is defined in Rule 13d-3.

ARTICLE XII

SEVERABILITY

If any provision or provisions of these Articles shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions of these Articles (including, without limitation, each portion of any paragraph of these Articles containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision or provisions to other persons, entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XIII

DEEMED NOTICE AND CONSENT

To the fullest extent permitted by law, each and every natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) these Articles (including but not limited to Article X), (b) the Bylaws and (c) any amendment to these Articles or the Bylaws enacted or adopted in accordance with these Articles, the Bylaws and applicable law.

Annex G

SECOND AMENDED AND RESTATED

BYLAWS OF CAESARS ENTERTAINMENT, INC.

(a Nevada corporation)

ARTICLE 1

Offices

SECTION 1.1    Principal Office. The principal offices of the corporation shall be established at such location in the State of Nevada as the Board of Directors may determine.

SECTION 1.2    Other Offices. The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 2

Meetings of Stockholders

SECTION 2.1    Place of Meeting. All meetings of stockholders shall be held at such place, either within or without the State of Nevada, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting.

SECTION 2.2     Annual Meetings. The annual meeting of stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. At the annual meeting, directors shall be elected and any other business may be transacted as may be properly brought before the meeting pursuant to these Amended and Restated Bylaws (as amended from time to time, these “Bylaws”).

SECTION 2.3    Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by the Nevada Revised Statutes (“NRS”) or by the articles of incorporation of the corporation (as amended from time to time, the “Articles of Incorporation”), may be called by the Chairman of the Board, the Chief Executive Officer, the President or by the Board of Directors and shall be called by the President or Secretary at the request in writing of stockholders owning not less than ten percent (10%) of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. The Board of Directors shall fix the time and any place, either within or without the State of Nevada, as the time and place for holding such meeting.

SECTION 2.4    Notice of Meeting. Written notice of the annual and each special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote thereat, not less than ten (10) nor more than sixty (60) days before the meeting and shall be signed by the Chairman of the Board, the Executive Chairman (if any), the Chief Executive Officer, the President or the Secretary of the corporation.

SECTION 2.5    Business Conducted at Meetings. At a meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Chairman of the Board, the Executive Chairman (if any), the Chief Executive Officer, the President or the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of

Directors, or (c) otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than forty-five (45) days nor more than seventy-five (75) days prior to the anniversary of the date on which the corporation first mailed its proxy materials for the previous year’s annual meeting of stockholders (or the date on which the corporation mails its proxy materials for the current year if during the prior year the corporation did not hold an annual meeting or if the date of the annual meeting was changed more than thirty (30) days from the prior year). A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business, (c) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 2.5; provided, however, that nothing in this Section 2.5 shall be deemed to preclude discussion by any stockholder of any business properly brought before the meeting in accordance with said procedure. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2.5, and if he or she should so determine, he or she shall so declare to the meeting. Any such business not properly brought before the meeting shall not be transacted. Nothing in this Section 2.5 shall affect the right of a stockholder to request inclusion of a proposal in the corporation’s proxy statement to the extent that such right is provided by an applicable rule of the Securities and Exchange Commission (“SEC”).

SECTION 2.6    Nomination of Directors. Nomination of candidates for election as directors of the corporation at any annual meeting or other meeting of stockholders called for the election of directors, in whole or in part (an “Election Meeting”), may be made by the Board of Directors or by any stockholder entitled to vote at such Election Meeting, in accordance with the following procedures:

2.6.1.    Nominations made by the Board of Directors shall be made at a meeting of the Board of Directors or by written consent of the directors in lieu of a meeting prior to the date of the Election Meeting. At the request of the Secretary of the corporation, each proposed nominee shall provide the corporation with such information concerning himself or herself as is required, under the rules of the SEC, to be included in the corporation’s proxy statement soliciting proxies for his or her election as a director.

2.6.2.    Not less than sixty (60) days prior to the date of the Election Meeting, any stockholder who intends to make a nomination at the Election Meeting shall deliver a notice to the Secretary of the corporation setting forth (a) the name, age, business address and the residence address of each nominee proposed in such notice, (b) the principal occupation or employment of such nominee, (c) the number of shares of capital stock of the corporation which are beneficially owned by each such nominee, and (d) such other information concerning each such nominee as would be required, under the rules of the SEC, in a proxy statement soliciting proxies for the election of such nominees. Such notice shall include a signed consent of each such nominee to serve as a director of the corporation, if elected.

2.6.3.    In the event that a person is validly designated as a nominee in accordance with this Section 2.6 and shall thereafter become unable or unwilling to stand for election to the Board of Directors, the Board of Directors or the stockholder who proposed such nominee, as the case may be, may designate a substitute nominee; provided, however, that if the date of the Election Meeting in question has been publicly disclosed prior to the requested substitution, such substitution may not, without the consent of the Board of Directors, be made unless it can be made in accordance with applicable requirements of the SEC without any resulting delay in the scheduled Election Meeting, unless such substitution is required by the NRS, SEC regulations or other laws, rules or regulations applicable to the corporation.

2.6.4.    If the chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void.

SECTION 2.7    Quorum. The holders of at least a majority of the shares of capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy (regardless of whether the proxy has authority to vote on all matters at such meeting), shall constitute a quorum at any meeting of stockholders for the transaction of business, except when stockholders are required to vote by class, in which event a majority of the issued and outstanding shares of the appropriate class shall be present in person or by proxy (regardless of whether the proxy has authority to vote on all matters at such meeting), and except as otherwise provided by the NRS or by the Articles of Incorporation. Notwithstanding any other provision of the Articles of Incorporation or these Bylaws, the holders of a majority of the shares of capital stock entitled to vote thereat, present in person or represented by proxy (regardless of whether the proxy has authority to vote on all matters at such meeting), whether or not a quorum is present, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 2.8    Voting. When a quorum is present at any meeting of the stockholders, an action by the stockholders is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, unless the action is one for which, by express provision of applicable law, the Articles of Incorporation or these Bylaws (including, without limitation, Section 3.2), a different vote is required, in which case such express provision shall govern and control the vote required to approve such action. Every stockholder having the right to vote shall be entitled to vote in person, or by proxy (a) appointed by an instrument in writing subscribed by such stockholder or by his or her duly authorized attorney or (b) authorized by the transmission of an electronic record by the stockholder to the person who will be the holder of the proxy or to a firm which solicits proxies or like agent who is authorized by the person who will be the holder of the proxy to receive the transmission subject to any procedures the Board of Directors may adopt from time to time to determine that the electronic record is authorized by the stockholder; provided, however, that no such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. If such instrument or record shall designate two (2) or more persons to act as proxies, unless such instrument shall provide the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one (1) be present, then such powers may be exercised by that one (1). Unless required by the NRS or determined by the chairman of the meeting to be advisable, the vote on any matter need not be by written ballot. No stockholder shall have cumulative voting rights.

SECTION 2.9    Consent of Stockholders. Any action required or permitted by the NRS to be taken at any meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if the action is evidenced by one or more written consents, which may be signed in counterparts, describing the action taken, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Any such action by written consent shall be effective upon the date specified in the consent so long as written consents signed by a sufficient number of stockholders are delivered to the corporation in the manner specified above within sixty (60) days of the earliest dated consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. A written consent of the stockholders given in accordance with this Section 2.9 has the same force and effect as a vote of such stockholders and may be stated as such in any document. The record date for determining stockholders entitled to take action without a meeting shall be fixed as set forth in Section 2.12.

SECTION 2.10    Voting of Stock of Certain Holders. Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or in the absence of such provision, as the Board of Directors of such corporation may determine. Shares standing in the name of a deceased person may be voted by the executor or administrator of such deceased person, either in person or by proxy. Shares standing in the name of a guardian, conservator or trustee may be voted by such fiduciary, either in person or by proxy, but no such fiduciary shall be entitled to vote shares held in such fiduciary capacity without a transfer of such shares into the name of such fiduciary. Shares outstanding in the name of a receiver may be voted by such receiver. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of the corporation, he or she has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his or her proxy, may represent the stock and vote thereon.

SECTION 2.11    Treasury Stock. The corporation shall not vote, directly or indirectly, shares of its own stock owned by it; and such shares shall not be counted in determining the total number of outstanding shares.

SECTION 2.12    Fixing Record Date. The Board of Directors may fix in advance a date for any meeting of stockholders (which date shall not be more than sixty (60) nor less than ten (10) days preceding the date of any such meeting of stockholders), a date for payment of any dividend or distribution, a date for the allotment of rights, a date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining a consent of stockholders (which date shall not precede or be more than ten (10) days after the date the resolution setting such record date is adopted by the Board of Directors), in each case as a record date (the “Record Date”) for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, to receive payment of any such dividend or distribution, to receive any such allotment of rights, to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, as the case may be. In any such case such stockholders and only such stockholders as shall be stockholders of record on the Record Date shall be entitled to such notice of and to vote at any such meeting and any adjournment thereof, to receive payment of such dividend or distribution, to receive such allotment of rights, to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such Record Date.

SECTION 2.13    Electronic Communication. The Board of Directors may, in its sole discretion, determine that any meeting of the stockholders shall be held by means of electronic communications or other available technology in accordance with this Section 2.13. Stockholders may participate in a meeting of the stockholders by any means of electronic communications, videoconferencing, teleconferencing or other available technology permitted under the NRS (including, without limitation, a telephone conference or similar method of communication by which all individuals participating in the meeting can hear each other) and utilized by the corporation. If any such means are utilized, the corporation shall, to the extent required under the NRS, implement reasonable measures to (a) verify the identity of each person participating through such means as a stockholder and (b) provide the stockholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting in a substantially concurrent manner with such proceedings. Participation in a meeting pursuant to this Section 2.13 constitutes presence in person at the meeting.

ARTICLE 3

Board of Directors

SECTION 3.1    Powers. The business and affairs of the corporation shall be managed by its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

SECTION 3.2    Number, Election and Term; Chairman. The number of directors which shall constitute the whole Board of Directors shall be not less than five (5) and not more than eleven (11). Within the limits above specified, the number of the directors of the corporation shall be determined by resolution of the Board of Directors. All directors shall be elected annually. Except as provided in Section 3.3, directors shall be elected at the annual meeting of stockholders by a plurality of the votes cast and each director shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification, or removal. The composition of the Board of Directors and the committees thereof shall comply with applicable requirements of the NRS, the SEC and NASDAQ Stock Market, or such other organization, association or entity with which any class of the corporation’s securities are listed. Directors need not be residents of Nevada or stockholders of the corporation. The Board of Directors shall designate one (1) director as the Chairman of the Board (who may also be designated as Executive Chairman if serving as an employee of the corporation), who shall preside at all meetings of the Board of Directors and of the stockholders of the corporation. In the Chairman of the Board’s absence, the duties as Chairman of the Board shall be attended to by any vice chairman of the Board of Directors, or if there is no vice chairman, or if such vice chairman is absent, then by the President.

SECTION 3.3    Vacancies, Additional Directors and Removal From Office. If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification or removal from office of any director, or otherwise, or if any new directorship is created by an increase in the authorized number of directors, (i) the stockholders at a meeting of stockholders called for such purpose or (ii) a majority of the directors then in office, though less than a quorum, or a sole remaining director, may choose a successor or fill the newly created directorship. Any director so chosen shall hold office for the unexpired term of his or her predecessor in his or her office and until his or her successor shall be elected and qualified, or until his or her earlier death, removal or resignation. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Any director or the entire Board of Directors may be removed from office, with or without cause, by the affirmative vote, at a meeting of the stockholders called for that purpose, of the holders of not less than two-thirds of the outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors (considered for this purpose as one class).

SECTION 3.4    Regular Meetings. A regular meeting of the Board of Directors shall be held each year, without notice other than this bylaw provision, at the place of, and immediately following, the annual meeting of stockholders; and other regular meetings of the Board of Directors shall be held during each year, at such time and place as the Board of Directors may from time to time provide by resolution, either within or without the State of Nevada, without other notice than such resolution.

SECTION 3.5    Special Meeting. A special meeting of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or the President, and shall be called by the Secretary on the written request of any two (2) directors. The Chairman of the Board, Chief Executive Officer or President so calling, or the directors so requesting, any such meeting shall fix the time and any place, either within or without the State of Nevada, as the place for holding such meeting.

SECTION 3.6    Notice of Special Meeting. Written notice of special meetings of the Board of Directors shall be given to each director at least forty-eight (48) hours prior to the time of a special meeting. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting, except that notice shall be given with respect to any matter when notice is required by the NRS.

SECTION 3.7    Quorum. A majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the directors present at any meeting at which there is quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by the NRS, by the Articles of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 3.8    Action Without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof as provided in Article 4 of these Bylaws, may be taken without a meeting, if a written consent thereto is signed by all (or such lesser proportion as may be permitted by the NRS) of the members of the Board of Directors or of such committee, as the case may be.

SECTION 3.9    Meeting by Electronic Communications. Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken by means of a meeting by telephone conference, electronic communications, videoconferencing, teleconferencing, or other available technology permitted under the NRS (including, without limitation, a telephone conference or similar method of communication by which all individuals participating in the meeting can hear each other) and utilized by the corporation. If any such means are utilized, the corporation shall, to the extent required under the NRS, implement reasonable measures to (a) verify the identity of each person participating through such means as a director or member of the committee, as the case may be, and (b) provide the directors or members of the committee a reasonable opportunity to participate in the meeting and to vote on matters submitted to the directors or members of the committee, including an opportunity to communicate, and to read or hear the proceedings of the meeting in a substantially concurrent manner with such proceedings. Any person participating in such meeting pursuant to this Section 3.9 shall be deemed to be present in person at such meeting.

SECTION 3.10    Compensation. Directors, as such, may receive reasonable compensation for their services, which shall be set by the Board of Directors, and expenses of attendance at each regular or special meeting of the Board of Directors; provided, however, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving additional compensation therefor. Members of special or standing committees may be allowed like compensation for their services on committees.

ARTICLE 4

Committees of Directors

SECTION 4.1    Audit Committee. An audit committee of the Board of Directors (the “Audit Committee”) shall consist of at least three (3) directors designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3.4 of these Bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible. The Audit Committee shall consist solely of directors who are “independent” as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the corporation and satisfy the requirements of SEC Rule 10A-3. At least one (1) of the members of the Audit Committee shall be determined by the Board of Directors to be an “audit committee financial expert” as defined in SEC Rule 407(d)(5). Members of the Audit Committee shall review and supervise the financial controls of the corporation, make recommendations to the Board of Directors regarding the corporation’s auditors, review the books and accounts of the corporation, meet with the officers of the corporation regarding the corporation’s financial controls, act upon recommendations of the auditors and take such further action as the Audit Committee deems necessary to complete an audit of the books and accounts of the corporation.

SECTION 4.2    Compensation Committee. The compensation committee of the Board of Directors (the “Compensation Committee”) shall consist of two (2) or more directors to be designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3.4 of these Bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible. Each member of the Compensation Committee shall be “independent” as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the corporation. The Compensation Committee shall review with management cash and other compensation policies for employees, shall determine the compensation of the Chief Executive Officer and each of the other executive officers of the corporation and shall make recommendations to the Chief Executive Officer regarding the compensation to be established for all other officers of the corporation. In addition, the Compensation Committee shall have full power and authority to administer the corporation’s stock plans and, within the terms of the respective stock plans, determine the terms and conditions of issuances thereunder.

SECTION 4.3    Directors’ Nominating Committee. A directors’ nominating committee of the Board of Directors (the “Nominating Committee”) shall be designated annually by the Board of Directors at its first regular meeting held pursuant to Section 3.4 of these Bylaws after the annual meeting of stockholders or as soon thereafter as conveniently possible. The Nominating Committee shall consist solely of directors who are “independent” as determined under the corporate governance standards of the NASDAQ Stock Market applicable to the corporation. The members of the Nominating Committees shall evaluate and select or recommend to the Board of Directors candidates to fill positions on the Board of Directors.

SECTION 4.4    Other Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one (1) or more additional special or standing committees, provided that each such committee must have at least one (1) director of the corporation as a member. Each such committee shall have and may exercise such of the powers of the Board of Directors in the management of the business and affairs of the corporation as may be provided in such resolution, except as delegated by these Bylaws or by the Board of Directors to another standing or special committee or as may be prohibited by law. Notwithstanding any provision to the contrary, each such committee shall comply with applicable requirements of the NRS, the SEC and NASDAQ Stock Market, or such other organization, association or entity with which any class of the corporation’s securities are listed.

SECTION 4.5    Committee Operations. A majority of the members of a committee shall constitute a quorum for the transaction of any committee business. Such committee or committees shall have such name or names and such limitations of authority as provided in these Bylaws or as may be determined from time to time by resolution adopted by the Board of Directors. The corporation shall pay all expenses of committee operations. The Board of Directors may designate one (1) or more appropriate directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of any members of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another appropriate member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.

SECTION 4.6    Minutes. Each committee of directors shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The corporation’s Secretary, any Assistant Secretary or any other designated person shall (a) serve as the Secretary of the special or standing committees of the Board of Directors of the corporation, (b) keep regular minutes of standing or special committee proceedings, (c) make available to the Board of Directors, as required, copies of all resolutions adopted or minutes or reports of other actions recommended or taken by any such standing or special committee and (d) otherwise as requested keep the members of the Board of Directors apprised of the actions taken by such standing or special committees.

ARTICLE 5

Notices

SECTION 5.1    Methods of Giving Notice.

5.1.1.    Notice to Directors or Committee Members. Whenever, under the provisions of the NRS, the Articles of Incorporation or these Bylaws, notice is required to be given to any director or member of any committee of the Board of Directors, personal notice is not required but such notice may be (a) given in writing and mailed to such director or member, (b) sent by electronic transmission to such director or member, or (c) given orally or by telephone or telecopy; provided, however, that any notice from a stockholder to any director or member of any committee of the Board of Directors must be given in writing and mailed to such director or member and shall be deemed to be given upon receipt by such director or member. If mailed, notice to a director or member of a committee of the Board of Directors shall be deemed to be given when deposited in the United States mail first class, or by overnight courier, in a sealed envelope, with postage thereon prepaid, addressed, to such person at his or her business Address. If sent by electronic transmission, notice to a director or member of a committee of the Board of Directors shall be deemed to be given if by (i) telecopy, when receipt of the telecopy is confirmed electronically, (ii) electronic mail, when directed to an electronic mail address of the director or member, (iii) a posting on an electronic network together with a separate notice to the director or member of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when directed to the director or member.

5.1.2.    Notice to Stockholders. Whenever, under the provisions of the NRS, the Articles of Incorporation or these Bylaws, notice is required to be given to any stockholder, personal notice is not required but such notice may be given (a) in writing and mailed to such stockholder or (b) by a form of electronic transmission consented to by the stockholder to whom the notice is given. If mailed, notice to a stockholder shall be deemed to be given when deposited in the United States mail in a sealed envelope, with postage thereon prepaid, addressed to the stockholder at the stockholder’s address as it appears on the records of the corporation. If sent by electronic transmission, notice to a stockholder shall be deemed to be given if by (i) telecopy, when directed to a number at which the stockholder has consented to receive notice, (ii) electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (iii) a posting on an electronic network together with a separate notice to the stockholder of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when directed to the stockholder.

SECTION 5.2    Written Waiver. Whenever any notice is required to be given by the NRS, the Articles of Incorporation or these Bylaws, a waiver thereof in a signed writing or sent by the transmission of an electronic record signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

SECTION 5.3    Consent. Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the Secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the actions taken at such meeting shall be as valid as if had at a meeting regularly called and noticed. At such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for lack of notice is made at the time, and if any meeting be irregular for lack of notice or such consent, provided a quorum was present at such meeting, the proceedings of such meeting may be ratified and approved and rendered valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote thereat. Such consent or approval, if given by stockholders, may be by proxy or power of attorney, but all such proxies and powers of attorney must be in writing.

ARTICLE 6

Officers

SECTION 6.1    Officers. The officers of the corporation shall include a Chief Executive Officer and the President, as elected or appointed by the Board of Directors; shall further include the Secretary and the Treasurer, as elected or appointed by the Board of Directors or President; may include an Executive Chairman, as elected or appointed by the Board of Directors; and may further include, without limitation, such other officers and agents, including, without limitation, a Chief Financial Officer, one (1) or more Vice Presidents (anyone or more of which may be designated Senior Executive Vice President, Executive Vice President or Senior Vice President), Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers, as the Board of Directors, Chairman of the Board, Chief Executive Officer or President deem necessary and elect or appoint. All officers of the corporation shall hold their offices for such terms and shall exercise such powers and perform such duties as prescribed by these Bylaws, the Board of Directors, Chairman of the Board, Chief Executive Officer or President, as applicable. Any two (2) or more offices may be held by the same person. No officer shall execute, acknowledge, verify or countersign any instrument on behalf of the corporation in more than one (1) capacity, if such instrument is required by law, by these Bylaws or by any act of the corporation to be executed, acknowledged, verified or countersigned by two (2) or more officers. None of the officers need be a director, and none of the officers need be a stockholder of the corporation. Notwithstanding anything herein to the contrary, the Board of Directors may delegate to any officer of the corporation the power to appoint other officers and to prescribe their respective duties and powers.

SECTION 6.2    Election and Term of Office. The officers of the corporation shall be elected or have their previous election ratified annually by the Board of Directors at its first regular meeting held after the annual meeting of stockholders or as soon thereafter as conveniently possible (or, in the case of those officers elected or appointed other than by the Board of Directors, ratified at the Board of Directors’ first regular meeting held following their election or appointment or as soon thereafter as conveniently possible). Other than the Executive Chairman, President and Chief Executive Officer, who shall each be elected or appointed by the Board of Directors, all other officers of the corporation may be elected or appointed by the Board of Directors, Executive Chairman, Chief Executive Officer or President. Each officer shall hold office until his or her successor shall have been chosen and shall have qualified or until his or her death or the effective date of his or her resignation or removal.

SECTION 6.3    Removal and Resignation. Any officer or agent may be removed, either with or without cause, by the affirmative vote of a majority of the Board of Directors and, other than the Executive Chairman (if any), President and Chief Executive Officer, may also be removed, either with or without cause, by action of the Executive Chairman (if any), the Chief Executive Officer, or President, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed. Any executive officer or other officer or agent may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 6.4    Vacancies. Any vacancy occurring in any required office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term of such office.

SECTION 6.5    Compensation. The compensation of the Chief Executive Officer shall be determined by the Compensation Committee. Compensation of all other officers of the corporation shall be determined by the Chief Executive Officer in consultation with the Compensation Committee. No officer who is also a director shall be prevented from receiving such compensation by reason of his or her also being a director.

SECTION 6.6    Executive Chairman. The Board of Directors may appoint an Executive Chairman if the Chairman of the Board is an employee of the Corporation. The Executive Chairman (if any) shall, in general, perform such duties as may be prescribed by the Board of Directors. He or she shall, in coordination with the Chief Executive Officer, formulate and submit to the Board of Directors matters of general policy for the corporation and shall perform such other duties as usually appertain to the office or as may be prescribed by the Board of Directors. He or she may sign with the Chief Executive Officer, the President or any other officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of capital stock of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and he or she may also sign any deeds, bonds, mortgages, contracts, checks, notes, drafts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by these Bylaws or by the Board of Directors to some other officer or agent of the corporation, or shall be required by law to be otherwise executed.

SECTION 6.7    Chief Executive Officer. The Chief Executive Officer shall, in general, perform such duties as usually pertain to the position of chief executive officer and such other duties as may be prescribed by the Board of Directors. He or she shall, in coordination with the Executive Chairman (if any), formulate and submit to the Board of Directors matters of general policy for the corporation and shall perform such other duties as usually appertain to the office or as may be prescribed by the Board of Directors. He or she may sign with the President or any other officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and he or she may also sign any deeds or bonds, which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated or reserved by these Bylaws or by the Board of Directors or to some other officer or agent of the corporation, or shall be required by law to be otherwise executed.

SECTION 6.8    President. The President, subject to the control of the Board of Directors, the Chairman of the Board and the Chief Executive Officer, shall in general supervise and control the business and affairs of the corporation. The President shall keep the Board of Directors, the Executive Chairman (if any) and the Chief Executive Officer fully informed as they or any of them shall request and shall consult them concerning the business of the corporation. He or she may sign with the Executive Chairman (if any), the Chief Executive Officer or any other officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of capital stock of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and he or she may also sign any deeds, bonds, mortgages, contracts, checks, notes, drafts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated by these Bylaws or by the Board of Directors to some other officer or agent of the corporation, or shall be required by law to be otherwise executed. In general, he or she shall perform all other duties normally incident to the office of the President, except any duties expressly delegated to other persons by these Bylaws, the Board of Directors, and such other duties as may be prescribed by the stockholders, the Board of Directors, the Chairman of the Board or the Chief Executive Officer, from time to time.

SECTION 6.9    Vice Presidents. In the absence of the President, or in the event of his or her inability or refusal to act, the Senior Executive Vice President (or in the event there shall be more than one (1) Vice President designated as a Senior Executive Vice President, any Senior Executive Vice President designated by the Board of Directors), or in the event of the Senior Executive Vice President’s inability or refusal to act, the Executive Vice President (or in the event there shall be more than one (1) such officer, any such officer designated by the Board of Directors) shall perform the duties and exercise the powers of the President. Any Vice President authorized by resolution of the Board of Directors to do so, may sign with any other officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of capital stock of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors. The Vice Presidents shall perform such other duties as from time to time may be assigned to them by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President.

SECTION 6.10    Secretary. The Secretary shall (a) keep the minutes of the meetings of the stockholders, the Board of Directors and committees of directors; (b) see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; (c) be custodian of the corporate records and of the seal of the corporation, and see that the seal of the corporation or a facsimile thereof is affixed to all certificates for shares prior to the issuance thereof and to all documents, the execution of which on behalf of the corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (d) keep or cause to be kept a register of the post office address of each stockholder which shall be furnished by such stockholder; (e) have general charge of other stock transfer books of the corporation; and (f) in general, perform all duties normally incident to the office of the Secretary and such other duties as from time to time may be assigned to him or her by the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors.

SECTION 6.11    Treasurer. The Treasurer shall (a) have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Section 7.3 of these Bylaws; (b) prepare, or cause to be prepared, for submission at each regular meeting of the Board of Directors, at each annual meeting of stockholders, and at such other times as may be required by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, a statement of financial condition of the corporation in such detail as may be required; and (c) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine. If a Chief Financial Officer of the corporation has not been appointed, the Treasurer may be deemed the Chief Financial Officer of the corporation.

SECTION 6.12    Assistant Secretary or Assistant Treasurer. The Assistant Secretaries and Assistant Treasurers shall, in general, perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chairman of the Board, the Chief Executive Officer, the President or the Board of Directors. The Assistant Secretaries or Assistant Treasurers shall, in the absence of the Secretary or Treasurer, respectively, perform all functions and duties which such absent officers may delegate, but such delegation shall not relieve the absent officer from the responsibilities and liabilities of his or her office. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine.

SECTION 6.13    Chief Financial Officer. The Chief Financial Officer shall, in general, perform such duties as usually pertain to the position of chief financial officer and such duties as may be prescribed by the Board of Directors.

ARTICLE 7

Execution of Corporate Instruments and Voting of Securities Owned by the Corporation

SECTION 7.1    Contracts. Subject to the provisions of Section 6.1, the Board of Directors may authorize any officer, officers, agent or agents to enter into any contract or execute and deliver an instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 7.2    Checks, etc. All checks, demands, drafts or other orders for the payment of money, and notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers or such agent or agents of the corporation, and in such manner, as shall be determined by the Board of Directors.

SECTION 7.3    Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Executive Chairman (if any), the Chief Executive Officer, the President or the Treasurer may be empowered by the Board of Directors to select or as the Board of Directors may select.

SECTION 7.4    Voting of Securities Owned by Corporation. All stock and other securities of any other corporation owned or held by the corporation for itself, or for other parties in any capacity, and all proxies with respect thereto shall be executed by the person authorized to do so by resolution of the Board of Directors or, in the absence of such authorization, by the Executive Chairman (if any), the Chief Executive Officer, the President or any Vice President.

ARTICLE 8

Shares of Stock

SECTION 8.1    Issuance. Each stockholder of this corporation shall be entitled to a certificate or certificates showing the number of shares of stock registered in his or her name on the books of the corporation. The certificates shall be in such form as may be determined by the Board of Directors, shall be issued in numerical order and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder’s name and the number of shares and shall be signed by the Executive Chairman (if any), the Chief Executive Officer or the President or such other officers as may from time to time be authorized by resolution of the Board of Directors. Any or all the signatures on the certificate may be a facsimile. The seal of the corporation shall be impressed, by original or by facsimile, printed or engraved, on all such certificates. In case any officer who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nevertheless be issued by the corporation with the same effect as if such officer had not ceased to be such officer at the date of its issue. If the corporation shall be authorized to issue more than one (1) class of stock or more than one (1) series of any class, the designation, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class of stock; provided that except as otherwise provided by the NRS, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish to each stockholder who so requests the designations, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, stolen, destroyed or mutilated certificate a new certificate (or uncertificated shares in lieu of a new certificate) may be issued therefor upon such terms and with such indemnity, if any, to the corporation as the Board of Directors may prescribe. In addition to the above, all certificates (or uncertificated shares in lieu of a new certificate) evidencing shares of the corporation’s stock or other securities issued by the corporation shall contain such legend or legends as may from time to time be required by the NRS, the regulations of any applicable gaming authority, or the statutes in any jurisdiction in which the corporation or any of its affiliates conducts gaming or has gaming operations, which are then in effect.

SECTION 8.2    Lost Certificates. The Board of Directors may direct that a new certificate or certificates (or uncertificated shares in lieu of a new certificate) be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates (or uncertificated shares in lieu of a new certificate), the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed, or both.

SECTION 8.3    Transfers. In the case of shares of stock represented by a certificate, upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of shares shall be made only on the books of the corporation by the registered holder thereof, or by his or her attorney thereunto authorized by power of attorney and filed with the Secretary of the corporation or the transfer agent.

SECTION 8.4    Registered Stockholders. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Nevada.

SECTION 8.5    Uncertificated Shares. The Board of Directors may approve the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series of capital stock.

ARTICLE 9

Dividends

SECTION 9.1    Declaration. Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, in shares of capital stock or in any other medium not prohibited by applicable law, subject to the provisions of the Articles of Incorporation.

SECTION 9.2    Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE 10

Indemnification

SECTION 10.1    Third Party Actions. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including amounts paid in settlement and attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

SECTION 10.2    Actions by or in the Right of the Corporation. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction shall determine upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

SECTION 10.3    Successful Defense. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 10.1 or Section 10.2, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense.

SECTION 10.4    Determination of Conduct. Any indemnification under Section 10.1 or 10.2 (unless ordered by a court or advanced pursuant to Section 10.5) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. Such determination shall be made (a) by the stockholders, (b) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (c) by independent legal counsel in a written opinion if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceedings so orders, or (d) by independent legal counsel in a written opinion if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained.

SECTION 10.5    Payment of Expenses in Advance. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this Section 10.5 do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

SECTION 10.6    Indemnity Not Exclusive. The indemnification and advancement of expenses authorized herein or ordered by a court shall not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to Section 10.2 or for the advancement of expenses made pursuant to Section 10.5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. The indemnification and advancement of expenses shall continue for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person. Notwithstanding anything to the contrary contained in these Bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder, including but not limited to in connection with such person being determined to be an Unsuitable Person (as defined in Article X of the Articles of Incorporation).

SECTION 10.7    The Corporation. For purposes of this Article 10, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents. Accordingly, any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under and subject to the provisions of this Article 10 (including, without limitation, the provisions of Section 10.4) with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

SECTION 10.8    Amendment of Article 10. The provisions of this Article 10 relating to indemnification shall constitute a contract between the corporation and each of its directors and officers which may be modified as to any director or officer only with that person’s consent or as specifically provided in this Section 10.8. Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or amendment of this Article 10 which is adverse to any director or officer shall apply to such director or officer only on a prospective basis, and shall not limit the rights of an indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws (including, without limitation, Article 13), no repeal or amendment of these Bylaws shall affect any or all of this Article 10 so as to limit or reduce the indemnification in any manner unless adopted by (i) the unanimous vote of the directors of the corporation then serving, or (ii) by the stockholders as set forth in Article 13; provided that no such amendment shall have a retroactive effect inconsistent with the preceding sentence.

ARTICLE 11

Shareholder Rights Plan

Any Rights Plan adopted by the Board of Directors shall have a triggering “Acquiring Person” beneficial ownership threshold of twenty-five percent (25%) or higher. If the Board of Directors adopts a Rights Plan, such Rights Plan will be put to a vote of stockholders within one hundred thirty-five (135) days of the date of adoption of such Rights Plan (the “135th Day Deadline”). If the corporation fails to hold a stockholder vote on or prior to the 135th Day Deadline, then the Rights Plan shall automatically terminate on the 135th Day Deadline. If a stockholder vote is held on the Rights Plan and it is not approved by the holders of a majority of shares voted, then the Rights Plan shall expire on a date not later than the 135th Day Deadline. “Rights Plan” shall mean any plan or arrangement of the sort commonly referred to as a “rights plan” or “stockholder rights plan” or “shareholder rights plan” or “poison pill” that is designed to increase the cost to a potential acquirer of exceeding the applicable ownership thresholds through the issuance of common stock, new rights or preferred shares (or any other security or device that may be issued to stockholders of the corporation, other than ratably to all stockholders of the corporation) that carry severe redemption provisions, favorable purchase provisions or otherwise, and any related rights agreement. The term “beneficial ownership” as used in the Rights Plan shall mean beneficial ownership as such term is defined in Rule 13d-3 promulgated by the United States Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (as now or hereafter amended).

ARTICLE 12

Miscellaneous

SECTION 12.1    Seal. The corporate seal shall have inscribed thereon the name of the corporation and the words “Corporate Seal, Nevada.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 12.2     Books. The books of the corporation may be kept within or without the State of Nevada (subject to any provisions contained in the NRS) at such place or places as may be designated from time to time by the Board of Directors.

SECTION 12.3    Fiscal Year. The fiscal year of the corporation shall begin the first day of January of each year or upon such other day as may be designated by the Board of Directors.

SECTION 12.4    Inapplicability of Acquisition of Controlling Interest Statutes. In accordance with the provisions of NRS 78.378, the provisions of NRS 78.378 to 78.3793, inclusive, as the same may be amended, superseded, or replaced by any successor section, statute, or provision, relating to acquisitions of controlling interests, do not apply to any and all acquisitions of shares of the corporation’s capital stock. No amendment to these Bylaws, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any provision of this Section 12.4 shall apply to or have any effect on any transaction involving an acquisition of a controlling interest by any person occurring prior to such amendment or repeal.

ARTICLE 13

Amendment

These Bylaws may be altered, amended, or repealed at any annual meeting of the stockholders (or at any special meeting thereof duly called for such purpose) by the affirmative vote of holders of a majority of the capital stock of the corporation issued and outstanding and entitled to vote. Subject to the laws of the State of Nevada, the Board of Directors may, by majority vote of those present at any meeting at which a quorum is present, adopt, alter, amend or repeal these Bylaws, or enact such other bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the corporation, unless the stockholders, in adopting, altering, amending or repealing a particular bylaw, provide expressly that the directors may not alter, amend or repeal such bylaw.

Annex H

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of June 24, 2019, is entered into by and among Eldorado Resorts, Inc., a Nevada corporation (“Parent”), and the undersigned stockholders (the “Stockholders”) and beneficial owners (the “Beneficial Owners” and together with the Stockholders, the “Stockholder Parties”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with this Agreement, (i) Caesars Entertainment Corporation, a Delaware corporation (the “Company”), (ii) Parent and (iii) Colt Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), which provides for the merger of Merger Sub with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Stockholders and the Beneficial Owners are the beneficial owners (within the meaning of Rule 13d-3 under the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial owner” or “beneficially own” is used) of shares of common stock, par value $0.01 per share, of the Company (the “Shares”) and the other securities of the Company listed on Exhibit A hereto;

WHEREAS, the Owned Shares (as defined on Exhibit A) and any additional Shares or other voting securities of the Company acquired by the Stockholder Parties after the date hereof and prior to the Termination Date (as defined herein) and pursuant to which the Stockholder Parties have the right to vote such Shares or other voting securities, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, including the Forwards and the Convertible Bonds (each as defined on Exhibit A), by the Stockholder Parties are referred to in this Agreement as, the “Covered Shares”;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, Parent and the Stockholder Parties are entering into this Agreement; and

WHEREAS, the Stockholder Parties acknowledge that Parent is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholder Parties set forth in this Agreement, and would not enter into the Merger Agreement if the Stockholder Parties did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Stockholder Parties hereby agree as follows:

Section 1. Agreement to Vote. From and after the date hereof until the termination of this Agreement in accordance with Section 3, at any meeting of the Company’s stockholders (or any adjournment or postponement thereof), however called, or in connection with any action proposed to be taken by written consent of the stockholders of the Company, the Stockholders agree to take the following actions (or cause the applicable holder of record of its Covered Shares to take the following actions) and each Beneficial Owner agrees to cause any applicable holder of record of its or his Covered Shares to take the following actions: (a) appear and be present (in accordance with the Bylaws of the Company) at such meeting of the Company’s stockholders or otherwise cause its Covered Shares to be counted as present thereat for purposes of calculating a quorum; (b) to affirmatively vote and cause to be voted all of its Covered Shares in favor of (“for”), or, if action is to be taken by written consent in lieu of a meeting of the Company’s stockholders, deliver to the Company a duly executed affirmative written consent in favor of (“for”), the Merger and the adoption of the Merger Agreement (the “Supported Matters”); and (c) to vote or cause to be voted all of its Covered Shares against, and not provide any written consent with respect to (i) any Takeover Proposal and (ii) any action, proposal, transaction or agreement that is intended to or would (1) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholder Parties under this Agreement, (2) impede, interfere with, delay, postpone, discourage or adversely affect the timely consummation of the Merger or any of the other transactions expressly contemplated by the Merger Agreement or this Agreement or (3) change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s charter or Bylaws). Notwithstanding the foregoing, the obligations in this Section 1 shall only apply with respect to (A) sub-sections (a) and (b) to the extent that the Supported Matters are submitted for a vote at any such meeting or are the subject of any such written consent and (B) sub-section (c) to the extent that any Takeover Proposal or any of the matters contemplated by Section 1(c)(ii) are submitted for a vote at any such meeting or are the subject of any such written consent. In addition, for clarity, with respect to the obligations to vote or deliver written consents under this Section 1, the term “Covered Shares” shall not include any Shares that may be issued pursuant to the conversion of the Convertible Bonds or Shares underlying the Forwards except to the extent such Convertible Bonds are converted and the Shares are issued, or such Forwards are settled through delivery of Shares, on or prior to the record date for the applicable meeting or written consent. No Stockholder Party shall take or commit or agree to take any action inconsistent with the foregoing.

Section 2. Inconsistent Agreements. Each Stockholder Party hereby represents, covenants and agrees that, except as contemplated by (x) this Agreement and (y) the Director Appointment and Nomination Agreement, dated as of March 1, 2019, among the Stockholder Parties and the Company, neither such Stockholder Party, nor any entity under the control of such Stockholder Party (a) has entered into, or shall enter into at any time prior to the Termination Date (as defined below), any voting agreement or voting trust with respect to its Covered Shares nor (b) has granted, or shall grant at any time prior to the Termination Date, a proxy or power of attorney with respect to its Covered Shares, in either case, which has not subsequently been revoked or which is inconsistent with the obligations of such Stockholder Party pursuant to this Agreement.

Section 3. Termination. This Agreement shall terminate upon the earliest of (a) the Company Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement (including the Schedules and Exhibits thereto) that (i) reduces the amount or changes the form of the Merger Consideration (other than adjustments in accordance with the terms of the Merger Agreement) in a manner adverse to the Stockholders, (ii) extends the End Date, (iii) modifies any of Exhibits A-1, A-2, B-1 or B-2 in a manner adverse to the Stockholders, (iv) reduces the number of members of the Company Board of Directors that will be included on the Parent Board of Directors immediately following the Closing or (v) imposes any material restrictions or additional material conditions on the consummation of the Merger or the payment of the Merger Consideration or otherwise in a manner adverse to the Stockholders, in each case, which amendment, modification or waiver is submitted to and approved by the Company Board of Directors but is not approved by a majority of the directors serving on the Transaction Committee of the Company Board of Directors, or (d) written notice of termination of this Agreement by Parent to the Stockholder Parties (such earliest date being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 7, and 10 through 23 shall survive the termination of this Agreement; provided, further that no such termination will relieve any party hereto from any liability for any willful and material breach of this Agreement occurring prior to such termination.

Section 4. Representations and Warranties of the Stockholder Parties. Each Stockholder Party hereby represents and warrants to Parent as follows:

(a) The Stockholders are the record owners, and the Beneficial Owners are the beneficial owners of, the Owned Shares, the Forwards and the Convertible Bonds, and the Stockholders have good and valid title to the Owned Shares, the Forwards and the Convertible Bonds, free and clear of Liens other than as created by this Agreement or under prime broker agreements. The Stockholder Parties have the only voting power, power of disposition, power to demand appraisal rights and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Owned Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities Laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares, the Forwards and the Convertible Bonds, the Stockholder Parties do not own beneficially or of record any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

(b) Each Stockholder Party that is an entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Each Stockholder Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform its or his obligations hereunder. The execution, delivery and performance of this Agreement by each Stockholder Party that is an entity, the performance by such Stockholder Party of its obligations hereunder and the consummation by such Stockholder Party of the transactions contemplated hereby have been duly and validly authorized by such Stockholder Party and no other actions or proceedings on the part of such Stockholder Party are necessary to authorize the execution and delivery by such Stockholder Party of this Agreement, the performance by such Stockholder Party of its obligations hereunder or the consummation by such Stockholder Party of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each Stockholder Party and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder Party, enforceable against it or him in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c) Except for the applicable requirements of the Exchange Act and any applicable requirements under applicable gaming laws, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of any Stockholder Party for the execution, delivery and performance of this Agreement by such Stockholder Party or the consummation by such Stockholder Party of the transactions contemplated hereby, other than as contemplated by the Merger Agreement, and (ii) neither the execution, delivery or performance of this Agreement by such Stockholder Party, nor the consummation by such Stockholder Party of the transactions contemplated hereby, nor compliance by such Stockholder Party with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of such Stockholder Party (if such Stockholder Party is an entity), (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or asset of such Stockholder Party pursuant to, any Contract to which such Stockholder Party is a party or by which such Stockholder Party or any properties or assets of such Stockholder Party is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Stockholder Party or any of such Stockholder Party’s properties or assets, except, in the case of each of sub-clause (i) and (ii), as would not restrict, prohibit or impair the performance by such Stockholder Party of its obligations under this Agreement.

(d) As of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending or, to the knowledge of any Stockholder Party, threatened against such Stockholder Party or any of its or his Affiliates that would impair the ability of such Stockholder Party to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement in a timely manner.

Section 5. Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder Party as follows:

(a) Parent is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. Parent has all requisite power, authority and legal capacity to execute and deliver this Agreement. The execution and delivery of this Agreement by Parent have been duly and validly authorized by Parent and no other actions or proceedings on the part of Parent are necessary to authorize the execution and delivery by Parent of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming due authorization, execution and delivery by each Stockholder Party, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b) Except for the applicable requirements of the Exchange Act and any applicable requirements under applicable gaming laws, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of Parent for the execution and delivery of this Agreement by Parent, and (ii) the execution and delivery of this Agreement by Parent shall not (A) conflict with or violate, any provision of the organizational documents of Parent, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or asset of Parent pursuant to, any Contract to which Parent is a party or by which Parent or any properties or assets of Parent is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of Parent’s properties or assets, except, in the case of each of sub-clause (i) and (ii), as would not restrict, prohibit or impair the performance by Parent of its obligations under this Agreement.

(c) Parent has taken and will take any and all action necessary (including, as applicable, the adoption of relevant resolutions by Parent’s board of directors and the amendment of Parent’s articles of incorporation and bylaws) to render inapplicable any control share acquisition, business combination, or other similar anti-takeover provisions under Parent’s articles of incorporation or bylaws, or any applicable “fair price,” “moratorium,” “interested stockholder,” “control share acquisition,” “business combination” or other anti-takeover Law or similar Law enacted under state or federal Law (including Nevada Revised Statutes (“NRS”) 78.378 through 78.3793, inclusive, and NRS 78.411 through 78.444, inclusive), that is or could become applicable to any of Parent, the Stockholder Parties and their Affiliates, this Agreement and the transactions contemplated hereby, and the Merger Agreement and the transactions contemplated hereby.

(d) Except as disclosed on Schedule A hereto, Parent has not granted and will not grant any rights to Recreational Enterprises, Inc. or its Affiliates in their respective capacities as stockholders of Parent, except such rights that are common to all Parent’s stockholders.

(e) As of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its Affiliates that would impair the ability of Parent to consummate the transactions contemplated by the Merger Agreement.

Section 6. Certain Covenants of the Parties.

(a) Each Stockholder Party hereby covenants and agrees as follows:

(i) Prior to the Termination Date, and except as contemplated hereby, such Stockholder Party shall not (A) tender any Covered Shares into any tender or exchange offer, (B) except for an Exempt Transfer, sell (constructively or otherwise), transfer, offer, exchange, pledge, hypothecate, grant, encumber, assign or otherwise dispose of or encumber (collectively “Transfer”), or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of its Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of Law, or through the granting of any proxies or powers of attorney, in connection with a voting trust or voting agreement); (C) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any material assets of the Company or any of its subsidiaries; (D) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission (the “SEC”)) to vote any voting securities of the Company to (I) not adopt or approve the Supported Matters or (II) approve any other matter that if approved would reasonably be expected to prevent, interfere with, discourage, impair or delay the consummation of the Supported Matters; (E) make any public announcement (other than public statements relating to the Merger) with respect to, or submit a proposal for, or offer for (with or without conditions), any transaction involving the Company or its subsidiaries or its and its subsidiaries’ securities or assets, except as required by Law; provided that nothing in this Agreement shall restrict any of the Stockholder Parties from acquiring additional securities of the Company; (F) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the actions expressly described in any of clauses (A)-(E) of this Section 6(a)(i); or (G) agree (whether or not in writing) to take any of the actions referred to in this Section 6(a)(i). Any action in violation of this provision shall be void.

For purposes of this Agreement, an “Exempt Transfer” means any Transfer of Covered Shares (a) in open market transactions, (b) in block trade transactions arranged through an investment bank, (c) as a bona fide gift or gifts, or for bona fide estate planning purposes, (d) by will or intestacy, (e) to any trust for the direct or indirect benefit of the Mr. Carl Icahn or the immediate family of Mr. Icahn (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), (f) to any immediate family member, (g) to a partnership, limited liability company or other entity of which Mr. Icahn and the immediate family of Mr. Icahn is the legal and beneficial owner of all of the outstanding equity securities or similar interests, (h) to a nominee or custodian of a person or entity to whom a disposition or Transfer would be permissible under clauses (c) through (g) above, (i) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, or (j) if the Stockholder Party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Stockholder Party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Stockholder Party or affiliates of such Stockholder Party (including, for the avoidance of doubt, where such Stockholder Party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition without consideration by such Stockholder Party to its stockholders, partners, members or other equity holders; provided that (x) in the case of any Transfer or series of related Transfers pursuant to clauses (a) or (b), if the Stockholder Parties know that such Transfer or related Transfers involves the aggregate Transfer(s) of 5% or more of the then-outstanding Shares of the Company (based on the number of outstanding Shares of disclosed in the Company’s most recent quarterly or annual report on Form 10-Q or Form 10-K) to one or more related parties, then as a precondition to such Transfer(s), the transferee will agree in a writing reasonably satisfactory in form and substance to Parent, to be bound to vote such

Shares in favor of the Supported Matters, and (y) in the case of a transfer or distribution pursuant to clauses (c), (d), (e), (f), (g), (h), (i) or (j), such transferee will execute a joinder to this Agreement in form and substance reasonably satisfactory to Parent.

(ii) From and after the date hereof until the Termination Date, each Stockholder Party agrees that it shall not, directly or indirectly, initiate, solicit, facilitate or knowingly encourage any Takeover Proposal or the making or submission thereof or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal. Each Stockholder Party agrees that it cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussion or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished on behalf of the Company and its Affiliates to return or destroy (and confirm destruction of) all such information, if any.

(iii) Prior to the Termination Date, in the event that any Stockholder Party acquires the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of Owned Shares held by such Stockholder Party set forth on Exhibit A will be deemed amended accordingly.

Section 7. Stockholder Party Capacity. This Agreement is being entered into by each Stockholder Party solely in its or his capacity as a record and/or beneficial owner of the Covered Shares, and nothing in this Agreement shall restrict or limit the ability of such Stockholder Party or any affiliate of such Stockholder Party who is a director, officer or employee of the Company to take any action in his or her capacity as a director, officer or employee of the Company, including the exercise of fiduciary duties to the Company or its stockholders.

Section 8. Appraisal Rights. Prior to the Termination Date, no Stockholder Party shall exercise any rights to demand appraisal of any Covered Shares or right to dissent that may arise with respect to the Merger, and each Stockholder Party hereby waives any such rights of appraisal or rights to dissent that such Stockholder Party may have under applicable Law.

Section 9. Disclosure. Prior to the Termination Date, none of the Stockholder Parties or Parent shall issue any press release or make any public statement with respect to this Agreement without the prior written consent of each other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable U.S. securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance or (b) with respect to any press release or other public statement by such Stockholder Party permitted by Section 6(a)(i)(E).

Section 10. Non-Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Stockholder Parties contained herein shall not survive the Termination Date, other than those contained within the provisions that the parties have agreed will survive the termination of this Agreement pursuant to Section 3.

Section 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon the first Business Day after such email is sent if written confirmation of receipt by email is obtained, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier if next Business Day delivery is requested, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by United States registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent, to:

Eldorado Resorts, Inc.

100 West Liberty Street, Suite 1150

Reno, Nevada 89501

Attention:	Thomas R. Reeg
Edmund L. Quatmann, Jr.
E-mail:	treeg@eldoradoresorts.com
equatmann@eldoradoresorts.com

with a copy (which shall not constitute notice) to:

Milbank LLP

2029 Century Park East

Floor 33

Los Angeles, California 90067

Attention:	Deborah R. Conrad
E-mail:	dconrad@milbank.com

if to any Stockholder Party, to the address(es) set forth on the signature page to this Agreement, with a copy (which shall not constitute notice) to:

Icahn Associates LLC

767 Fifth Avenue, 47th Floor

New York, New York 10153

Fax: 917.591.3310

Attention:	Andrew Langham
E-mail:	alangham@sfire.com

Section 12. Interpretation. When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit, such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 13. Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement of the parties, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 14. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the Company, which shall be and hereby is, an express third-party beneficiary of this Agreement.

Section 15. Governing Law. This Agreement and all claims and causes of action based upon, arising out of or in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 16. Submission to Jurisdiction. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such Court does not have jurisdiction, any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court. Each of the parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

Section 17. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 18. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to the limitations contained in this Section 18, Parent shall be entitled to seek specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware located in New Castle County, Delaware or any federal court located in Wilmington, Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity, without any requirement to post security as a prerequisite to obtaining equitable relief.

Section 19. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 20. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND

UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 20.

Section 21. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by signatures delivered by facsimile or email, and a copy hereof that is executed and delivered by a party by facsimile or email (including in .pdf format) will be binding upon that party to the same extent as a copy hereof containing that party’s original signature.

Section 22. Facsimile or Electronic Signature. This Agreement may be executed by facsimile or electronic signature and a facsimile or electronic signature shall constitute an original for all purposes.

Section 23. No Presumption Against Drafting Party. Parent and the Stockholder Parties acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELDORADO RESORTS, INC.

By:	/s/ Thomas R. Reeg
Name:	Thomas R. Reeg
Title:	Chief Executive Officer

HIGH RIVER LIMITED PARTNERSHIP

By:	/s/ Irene S. March
Name:	Irene S. March
Title:	Vice President

HOPPER INVESTMENTS LLC

By:	/s/ Irene S. March
Name:	Irene S. March
Title:	Vice President

BARBERRY CORP.

By:	/s/ Irene S. March
Name:	Irene S. March
Title:	Vice President

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Irene S. March
Name:	Irene S. March
Title:	Vice President

ICAHN OFFSHORE LP

By:	/s/ Irene S. March
Name:	Irene S. March
Title:	Vice President

ICAHN PARTNERS LP

By:	/s/ Irene S. March
Name:	Irene S. March
Title:	Vice President

ICAHN ONSHORE LP

By:	/s/ Irene S. March
Name:	Irene S. March
Title:	Vice President

ICAHN CAPITAL LP

By:	/s/ Irene S. March
Name:	Irene S. March
Title:	Vice President

IGH GP LLC

By:	/s/ Irene S. March
Name:	Irene S. March
Title:	Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	CFO

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	CFO

BECKTON CORP.

By:	/s/ Irene S. March
Name:	Irene S. March
Title:	Vice President

CARL C. ICAHN

By:	/s/ Carl C. Icahn
Name:	Carl C. Icahn

EXHIBIT A

Record or Beneficial Owner	Shares of Common Stock (the “Owned Shares”)	Shares Underlying Forward Contracts (the “Forwards”)	Shares Underlying the Company’s 5.0% convertible senior notes due 2024 (the “Convertible Bonds”)
High River Limited Partnership	19,850,190	3,000,000	1,144,884
Hopper Investments LLC	19,850,190	3,000,000	1,144,884
Barberry Corp.	19,850,190	3,000,000	1,144,884
Icahn Partners Master Fund LP	32,917,592	4,974,780	1,863,166
Icahn Offshore LP	32,917,592	4,974,780	1,863,166
Icahn Partners LP	46,483,160	7,025,220	2,716,371
Icahn Onshore LP	46,483,160	7,025,220	2,716,371
Icahn Capital LP	79,400,752	12,000,000	4,579,537
IGH GP LLC	79,400,752	12,000,000	4,579,537
Icahn Enterprises Holdings LP	79,400,752	12,000,000	4,579,537
Icahn Enterprises G.P. Inc.	79,400,752	12,000,000	4,579,537
Beckton Corp.	79,400,752	12,000,000	4,579,537
Carl C. Icahn	99,250,942	15,000,000	5,724,421

Annex I

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of June 24, 2019, is entered into by and among Caesars Entertainment Corporation, a Delaware corporation (the “Company”), and the undersigned stockholder of Parent (the “Stockholder”). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with this Agreement, (i) the Company, (ii) Eldorado Resorts, Inc., a Nevada corporation (“Parent”), and (iii) Colt Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), which provides for the merger of Merger Sub with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Stockholder is the record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, which meaning will apply for all purposes of this Agreement whenever the term “beneficial owner” or “beneficially own” is used) of shares of common stock, par value $0.00001 per share, of Parent (the “Shares”) listed on Exhibit A hereto;

WHEREAS, the Owned Shares (as defined on Exhibit A) and any additional Shares or other voting securities of Parent acquired by the Stockholder after the date hereof and prior to the Termination Date (as defined herein) and pursuant to which the Stockholder has the right to vote such Shares or other voting securities, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, by the Stockholder are referred to in this Agreement as, the “Covered Shares”);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, the Company and the Stockholder are entering into this Agreement; and

WHEREAS, the Stockholder acknowledges that the Company is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholder set forth in this Agreement, and would not enter into the Merger Agreement if the Stockholder did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and the Stockholder hereby agree as follows:

Section 1.    Agreement to Vote. From and after the date hereof until the termination of this Agreement in accordance with Section 3, at any meeting of Parent’s stockholders (or any adjournment or postponement thereof), however called, or in connection with any action proposed to be taken by written consent of the stockholders of Parent, the Stockholder agrees to take the following actions (or to cause the applicable record holder of its Covered Shares to take the following actions): (a) appear and be present (in accordance with the Bylaws of Parent) at such meeting of Parent’s stockholders or otherwise cause its Covered Shares to be counted as present thereat for purposes of calculating a quorum; (b) to affirmatively vote and cause to be voted all of its Covered Shares in favor of (“for”), or, if action is to be taken by written consent in lieu of a meeting of Parent’s stockholders, deliver to Parent a duly executed affirmative written consent in favor of (“for”), the issuance of Shares in connection with the transactions contemplated by the Merger Agreement, the Share Issuance, the Delaware Conversion, the Parent A&R Charter and any other matters necessary for the consummation of the

Mergers (the “Supported Matters”); and (c) to vote or cause to be voted all of its Covered Shares against, and not provide any written consent with respect to (i) any Takeover Proposal and (ii) any action, proposal, transaction or agreement that is intended to or would (1) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Parent under the Merger Agreement or of the Stockholder under this Agreement, (2) impede, interfere with, delay, postpone, discourage or adversely affect the timely consummation of the Merger or any of the other transactions expressly contemplated by the Merger Agreement or this Agreement or (3) change in any manner the voting rights of any class of shares of Parent (including any amendments to Parent’s charter or Bylaws). Notwithstanding the foregoing, the obligations in this Section 1 shall only apply with respect to (A) sub-sections (a) and (b) to the extent that the Supported Matters are submitted for a vote at any such meeting or are the subject of any such written consent and (B) sub-section (c) to the extent that any Takeover Proposal or any of the matters contemplated by Section 1(c)(ii) are submitted for a vote at any such meeting or are the subject of any such written consent. The Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

Section 2.    Inconsistent Agreements. The Stockholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, neither the Stockholder, nor any entity under the control of the Stockholder (a) has entered into, or shall enter into at any time prior to the Termination Date (as defined below), any voting agreement or voting trust with respect to its Covered Shares nor (b) has granted, or shall grant at any time prior to the Termination Date, a proxy or power of attorney with respect to its Covered Shares, in either case, which has not subsequently been revoked or which is inconsistent with the obligations of the Stockholder pursuant to this Agreement.

Section 3.    Termination. This Agreement shall terminate upon the earliest of (a) the Company Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement (including the Schedules and Exhibits thereto) that (i) increases the amount or changes the form of the Merger Consideration (other than adjustments in accordance with the terms of the Merger Agreement) in a manner adverse to the Stockholder, (ii) extends the End Date, (iii) modifies any of Exhibits A-1, A-2, B-1 or B-2 in a manner adverse to the Stockholder, (iv) increases the number of members of the Company Board of Directors that will be included on the Parent Board of Directors immediately following the Closing or (v) imposes any material restrictions or additional material conditions on the consummation of the Merger or otherwise in a manner adverse to the Stockholder, in each case, which amendment, modification or waiver is submitted to and approved by the Parent Board of Directors but not Gary Carano (solely in his capacity as a member of the Parent Board of Directors) or (d) written notice of termination of this Agreement by the Company to the Stockholder (such earliest date being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 7, and 10 through 23 shall survive the termination of this Agreement; provided, further that no such termination will relieve any party hereto from any liability for any willful and material breach of this Agreement occurring prior to such termination.

Section 4.    Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:

(a)    The Stockholder is the record and beneficial owner of the Owned Shares and the Stockholder has good and valid title to the Owned Shares free and clear of Liens other than as created by this Agreement, under prime broker agreements or pursuant to the margin loan agreement previously disclosed to the Company (the “MLA”). The Stockholder has the only voting power, power of disposition, power to demand appraisal rights and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Owned Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities Laws, the terms of this Agreement and the MLA. As of the date hereof, other than the Owned Shares, the Stockholder does not own beneficially or of record any (i) shares of capital stock or voting securities of Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent or (iii) options or other rights to acquire from Parent any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent.

(b)    The Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. The Stockholder has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform its or his obligations hereunder. The execution, delivery and performance of this Agreement by the Stockholder, the performance by the Stockholder of its obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by the Stockholder of this Agreement, the performance by the Stockholder of its obligations hereunder or the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against it or him in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)    Except for the applicable requirements of the Exchange Act and any applicable requirements under applicable gaming laws, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby, other than as contemplated by the Merger Agreement, and (ii) neither the execution, delivery or performance of this Agreement by the Stockholder, nor the consummation by the Stockholder of the transactions contemplated hereby, nor compliance by the Stockholder with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of the Stockholder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or asset of the Stockholder pursuant to, any Contract to which the Stockholder is a party or by which the Stockholder or any properties or assets of the Stockholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Stockholder or any of the Stockholder’s properties or assets, except, in the case of each of sub-clause (i) and (ii), as would not restrict, prohibit or impair the performance by the Stockholder of its obligations under this Agreement.

(d)    As of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending or, to the knowledge of the Stockholder, threatened against the Stockholder or any of its or his Affiliates that would impair the ability of the Stockholder to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement in a timely manner.

Section 5.    Representations and Warranties of the Company. The Company hereby represents and warrants to the Stockholder as follows:

(a)    The Company is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation. The Company has all requisite power, authority and legal capacity to execute and deliver this Agreement. The execution and delivery of this Agreement by the Company have been duly and validly authorized by the Company and no other actions or proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)    Except for the applicable requirements of the Exchange Act and any applicable requirements under applicable gaming laws, (i) no filing with, and no permit, authorization, consent or approval of, any

Governmental Entity is necessary on the part of the Company for the execution and delivery of this Agreement by the Company, and (ii) the execution and delivery of this Agreement by the Company shall not (A) conflict with or violate, any provision of the organizational documents of the Company, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on property or asset of the Company pursuant to, any Contract to which the Company is a party or by which the Company or any properties or assets of the Company is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of the Company’s properties or assets, except, in the case of each of sub-clause (i) and (ii), as would not restrict, prohibit or impair the performance by the Company of its obligations under this Agreement.

(c)    As of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Affiliates that would impair the ability of the Company to consummate the transactions contemplated by the Merger Agreement.

Section 6.    Certain Covenants of the Parties.

(a)    The Stockholder hereby covenants and agrees as follows:

(i) Prior to the Termination Date, and except as contemplated hereby, the Stockholder shall not (A) tender any Covered Shares into any tender or exchange offer, (B) except for an Exempt Transfer, sell (constructively or otherwise), transfer, offer, exchange, pledge, hypothecate, grant, encumber, assign or otherwise dispose of or encumber (collectively “Transfer”), or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of its Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of Law, or through the granting of any proxies or powers of attorney, in connection with a voting trust or voting agreement); (C) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any material assets of the Company or any of its subsidiaries; (D) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the Securities and Exchange Commission (the “SEC”)) to vote any voting securities of Parent to (I) not adopt or approve the Supported Matters or (II) approve any other matter that if approved would reasonably be expected to prevent, interfere with, discourage, impair or delay the consummation of the Supported Matters; (E) make any public announcement (other than public statements relating to the Merger) with respect to, or submit a proposal for, or offer for (with or without conditions), any transaction involving the Company or its subsidiaries or its and its subsidiaries’ securities or assets, except as required by Law; provided that nothing in this Agreement shall restrict any of the Stockholder Parties from acquiring additional securities of the Company; (F) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) under the Exchange Act) in connection with any of the actions expressly described in any of clauses (A)-(C) of this Section 6(a)(i); or (G) agree (whether or not in writing) to take any of the actions referred to in this Section 6(a)(i). Any action in violation of this provision shall be void.

For purposes of this Agreement, an “Exempt Transfer” means any Transfer of Covered Shares (a) in open market transactions, (b) in block trade transactions arranged through an investment bank, (c) as a bona fide gift or gifts, or for bona fide estate planning purposes, (d) by will or intestacy, (e) to any trust for the direct or indirect benefit of the beneficiaries of The Donald L. Carano Family Trust or the immediate family of such beneficiaries (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), (f) to any immediate family member, (g) to a partnership, limited liability company or other entity of which Stockholder and the immediate family of any of the persons identified in clause (e) is the legal and beneficial owner of all of the outstanding equity securities or similar interests, (h) to a nominee or custodian of a person or entity to whom a disposition or Transfer would be permissible under clauses (c) through (g) above, (i) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, (j) as a result of a lender exercising its remedies in connection with and pursuant to the terms of the MLA, or (k) a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the Stockholder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Stockholder or affiliates of the Stockholder (including, for the avoidance of doubt, where the Stockholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution, transfer or disposition without consideration by the Stockholder to its stockholders, partners, members or other equity holders; provided that (x) in the case of any Transfer or series of related Transfers pursuant to clauses (a) or (b), if the Stockholder knows that such Transfer or related Transfers involves the aggregate Transfer(s) of 5% or more of the then-outstanding Shares of Parent (based on the number of outstanding Shares of disclosed in Parent’s most recent quarterly or annual report on Form 10-Q or Form 10-K) to one or more related parties, then as a precondition to such Transfer(s), the transferee will agree in a writing reasonably satisfactory in form and substance to the Company, to be bound to vote such Shares in favor of the Supported Matters, and (y) in the case of a transfer or distribution pursuant to clauses (c), (d), (e), (f), (g), (h), (i) or (k), such transferee will execute a joinder to this Agreement in form and substance reasonably satisfactory to the Company.

(ii)    From and after the date hereof until the Termination Date, the Stockholder agrees that it shall not, directly or indirectly, initiate, solicit, facilitate or knowingly encourage any Takeover Proposal or the making or submission thereof or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal. The Stockholder agrees that it cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussion or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Takeover Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of Parent or any of its Subsidiaries that was furnished on behalf of Parent and its Affiliates to return or destroy (and confirm destruction of) all such information, if any.

(iii)    Prior to the Termination Date, in the event that the Stockholder acquires the power to vote or direct the voting of, any additional Shares or other voting interests with respect to Parent, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of Owned Shares held by the Stockholder set forth on Exhibit A will be deemed amended accordingly.

Section 7.    Stockholder Capacity. This Agreement is being entered into by the Stockholder solely in its capacity as a record and/or beneficial owner of the Covered Shares, and nothing in this Agreement shall restrict or limit the ability of the Stockholder or any affiliate of the Stockholder who is a director, officer or employee of Parent to take any action in his or her capacity as a director, officer or employee of Parent, including the exercise of fiduciary duties to Parent or its stockholders.

Section 8.    Appraisal Rights. Prior to the Termination Date, the Stockholder shall not exercise any rights to demand appraisal of any Covered Shares or right to dissent that may arise with respect to the Merger, and the Stockholder hereby waives any such rights of appraisal or rights to dissent that the Stockholder may have under applicable Law.

Section 9.    Disclosure. Prior to the Termination Date, none of the Stockholder or Parent shall issue any press release or make any public statement with respect to this Agreement without the prior written consent of each other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable U.S. securities exchange or Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance or (b) with respect to any press release or other public statement by the Stockholder permitted by Section 6(a)(i)(E).

Section 10.    Non-Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Stockholder contained herein shall not survive the Termination Date, other than those contained within the provisions that the parties have agreed will survive the termination of this Agreement pursuant to Section 3.

Section 11.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon the first Business Day after such email is sent if written confirmation of receipt by email is obtained, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier if next Business Day delivery is requested, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by United States registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company, to:

Caesars Entertainment Corporation

One Caesars Palace Drive

Las Vegas, NV 89109

Attention:     Michelle Bushore

E-mail:         MBushore@caesars.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

Attention:     Brian J. McCarthy

           Andrew D. Garelick

E-mail:  brian.mccarthy@skadden.com

            andrew.garelick@skadden.com

if to the Stockholder, to the address(es) set forth on the signature page to this Agreement, with a copy (which shall not constitute notice) to:

Milbank LLP

2029 Century Park East

Floor 33

Los Angeles, California 90067

Attention:     Deborah R. Conrad

E-mail:         dconrad@milbank.com

Section 12.    Interpretation. When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit, such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 13.    Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) constitutes the entire agreement of the parties, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 14.    No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Parent, which shall be and hereby is, an express third-party beneficiary of this Agreement.

Section 15.    Governing Law. This Agreement and all claims and causes of action based upon, arising out of or in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 16.    Submission to Jurisdiction. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such Court does not have jurisdiction, any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court. Each of the parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

Section 17.    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 18.    Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, subject to the limitations contained in this Section 18, Parent shall be entitled to seek specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the State of Delaware located in New Castle County, Delaware or any federal court located in Wilmington, Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity, without any requirement to post security as a prerequisite to obtaining equitable relief.

Section 19.    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 20.    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 20.

Section 21.    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by signatures delivered by facsimile or email, and a copy hereof that is executed and delivered by a party by facsimile or email (including in .pdf format) will be binding upon that party to the same extent as a copy hereof containing that party’s original signature.

Section 22.    Facsimile or Electronic Signature. This Agreement may be executed by facsimile or electronic signature and a facsimile or electronic signature shall constitute an original for all purposes.

Section 23.    No Presumption Against Drafting Party. Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

CAESARS ENTERTAINMENT CORPORATION

By:	/s/ ANTHONY RODIO
Name:	Anthony Rodio
Title:	Chief Executive Officer

STOCKHOLDER:

RECREATIONAL ENTERPRISES, INC

By:	/s/ GARY L. CARANO
Name:	Gary L. Carano
Title:	Vice President

Stockholder’s Address for Notice:

100 West Liberty Street, Suite 1150
Reno, Nevada 89501
Attention:	Gary L. Carano
E-mail:

Exhibit A

Securities

Security

Shares:	11,129,867 shares of common stock of Parent

Annex J

June 23, 2019

The Board of Directors

Eldorado Resorts, Inc.

100 West Liberty St., Suite 1150

Reno, NV 89501

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Eldorado Resorts, Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid by the Company in the proposed merger (the “Acquisition”) of a wholly-owned subsidiary of the Company, Colt Merger Sub, Inc. (“Merger Sub”), with Caesars Entertainment Corporation (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger among the Company, the Merger Partner, and Merger Sub, the Merger Partner will become a wholly-owned subsidiary of the Company, and the outstanding shares of common stock, par value $0.01 per share, of Merger Partner (“Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Company and its affiliates and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an aggregate consideration equal to $7.2 billion in cash (the “Aggregate Cash Consideration”) and 77.1 million shares (the “Aggregate Stock Consideration”, and collectively with the Aggregate Cash Consideration, the “Aggregate Consideration”) of the Company’s common stock, par value $0.00001 per share (“Company Common Stock”). The Aggregate Consideration will be subject to certain proration procedures based on the number of shares for which the per share Aggregate Cash Consideration or the per share Aggregate Stock Consideration is elected as set forth in the Agreement. We express no view or opinion as to such proration procedures. In addition, we understand that in connection with the Acquisition, VICI Properties Inc. (“VICI”) will exercise call options generating $1.8 billion of net proceeds to finance the Acquisition and will pay an additional $1.4 billion of net proceeds to finance the Acquisition in connection with modifying two existing leases (collectively, the “Financing Transactions”, and together with the Acquisition, the “Transaction”).

In connection with preparing our opinion, we have (i) reviewed a draft dated June 23, 2019, of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Acquisition with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial performance of the Merger Partner with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business, as well as projections relating to the Merger Partner’s business, provided by the management of the Company; (vi) reviewed the estimated amount and timing of the cost savings, revenue benefits and related expenses and synergies expected to result from the Acquisition (the “Synergies”); and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger

Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Acquisition and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the Financing Transactions will be consummated on the terms discussed with the Company’s management. At the direction of the Company’s management, we have assumed that the Ticking Fee (as defined in the Agreement) will accrue in the amounts discussed with the Company’s management and that the value of the Parent Common Stock VWAP (as defined in the Agreement) is equal to the closing price of the Company Common Stock on the last trading day immediately preceding the date of this letter. We have also assumed that the representations and warranties made by the Company, the Merger Partner, and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner, Merger Sub, or the Company or on the contemplated benefits of the Acquisition.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Aggregate Consideration to be paid by the Company in the proposed Acquisition and we express no opinion as to the fairness of the Aggregate Consideration to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Acquisition or the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Aggregate Consideration to be paid by the Company in the Acquisition or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Acquisition and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Acquisition is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Merger Partner for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on the Company’s credit facility, as amended, which amendment closed in October 2018, and joint lead bookrunner on the Company’s offerings of debt securities which closed in September 2018 and 2017, respectively, and as joint lead arranger and joint bookrunner on credit facilities of certain affiliates of the Merger Partner which closed in December and October 2017, respectively, as lead manager and bookrunner on a financing of the Merger Partner which closed in November 2017, and joint lead bookrunner on an offering of debt securities of an affiliate of the Merger Partner which closed in September 2017. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. We anticipate that, in connection with the Transaction and certain related transactions, we and our affiliates will arrange and/or provide financing to the Company and VICI, respectively, and may provide certain liability management services to the Merger Partner, in each case for customary compensation. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Aggregate Consideration to be paid by the Company in the proposed Acquisition is fair, from a financial point of view, to the Company.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Acquisition. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Acquisition or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

U509993

Annex K

June 24, 2019

Board of Directors

Caesars Entertainment Corporation

One Caesars Palace Drive

Las Vegas, Nevada 89109

Members of the Board:

We understand that Caesars Entertainment Corporation, a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among the Company, Eldorado Resorts, Inc., a Nevada corporation (“Parent”), and Colt Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”), and each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (other than any shares of the Company Common Stock that are owned or held in treasury by the Company or owned by any of Parent, the Parent’s subsidiaries or the Merger Sub or as to which the holder thereof has properly exercised appraisal rights) (collectively, the “Shares”) shall be converted into the right to receive $13.00, as of the date hereof, which shall be, subject to the election of the holder thereof (a) the Cash Election Consideration (as defined in the Agreement), (b) the Stock Election Consideration (as defined in the Agreement) or (c) in certain cases, a combination thereof (the “Consideration”). The amount of $13.00 is calculated as the sum of (i) $8.40 in cash and (ii) the implied value of 0.0899 shares of the Parent Common Stock (as defined in the Agreement) based on the closing trading price of Parent Common Stock as of June 21, 2019.

The Consideration may be subject to certain limitations and proration procedures as set forth in the Agreement. The terms and conditions of the Merger are fully set forth in the Agreement.

You have asked us whether, in our opinion, as of the date hereof, the Consideration to be received in the Merger by the holders of Shares is fair to such holders from a financial point of view. In arriving at the opinion set forth below, we have, among other things:

(i)	reviewed certain publicly available information concerning the respective businesses, financial conditions and operations of the Company and Parent;

(ii)

reviewed certain internal information concerning the respective businesses, financial conditions and operations of the Company and Parent prepared and furnished to us by the management of the Company and the management of the Parent;

(iii)

reviewed certain internal financial analyses, estimates and forecasts relating to the Company, including projections for fiscal years 2019 through 2023 that were prepared and approved by the management of the Company (collectively, the “Company Projections”);

(iv)

reviewed certain financial analyses, estimates and forecasts relating to Parent, including projections for fiscal years 2019 through 2023 that were prepared by the management of Parent and subsequently adjusted and approved by the management of the Company (such projections, the “Parent Projections”);

280 Park Avenue | New York, NY 10017 | t. +1.212.364.7800 | pjtpartners.com

Board of Directors

Caesars Entertainment Corporation

June 24, 2019

(v)

reviewed certain financial analyses, estimates and forecasts prepared by the management of Parent and approved by the management of the Company (under the supervision of your Transaction Committee) with respect to the pro forma impact of the Merger on the future financial performance of the combined company, including cost savings and operating synergies (collectively, the “Expected Synergies”);

(vi)

held discussions with members of senior management of the Company and discussions with certain members of senior management of Parent concerning, among other things, their respective evaluations of the Merger and the Company’s and Parent’s respective businesses, operating and regulatory environments, financial conditions, prospects and strategic objectives;

(vii)	reviewed the historical market prices and trading activity for the Parent Common Stock and the Company Common Stock;

(viii)	reviewed the publicly available financial terms of certain other business combinations that we deemed to be relevant;

(ix)

reviewed drafts, dated June 23, 2019, of the Agreement and certain voting agreements, dated June 23, 2019, to be entered into among Parent and the Company with certain stockholders of Parent and the Company (the “Ancillary Agreements”); and

(x)	performed such other financial studies, analyses and investigations, and considered such other matters, as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, we have relied upon and assumed, with your consent, the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by us, without independent verification thereof. We have assumed, with your consent, that the Company Projections and the assumptions underlying the Company Projections, and all other financial analyses, estimates and forecasts provided to us by the Company’s management, have been reasonably prepared in accordance with industry practice and represent the Company’s management’s best currently available estimates and judgments as to the business and operations and future financial performance of the Company. We have assumed, with your consent, that the Parent Projections have been reasonably prepared in accordance with industry practice and represent the Company’s management’s best currently available estimates and judgments as to the business and operations and future financial performance of Parent. We have assumed, with your consent, that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and express no opinion as to the Company Projections, the Parent Projections, the Expected Synergies, the assumptions upon which they are based or any other financial analyses, estimates and forecasts provided to us by the Company’s management. We have also assumed, with your consent, that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company or Parent since the respective dates of the last financial statements of the Company and Parent (as applicable) made available to us. We have relied on the Company’s management’s representations and/or projections regarding taxable income, standalone net operating loss utilization and other tax attributes of the Company and Parent. We have further relied, with your consent, upon the assurances of the management of the Company that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading. We have further relied, with your consent, upon the assurances of the management of Parent that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification and we do

Board of Directors

Caesars Entertainment Corporation

June 24, 2019

not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of the Company or Parent. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company or Parent, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or Parent or any of their respective subsidiaries under any applicable laws.

We also have assumed, with your consent, that the final executed forms of the Agreement and the Ancillary Agreements will not differ in any material respects from the drafts reviewed by us and the consummation of the Merger will be effected in accordance with the terms and conditions of the Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or Parent or any of their respective subsidiaries or the contemplated benefits of the Merger. We do not express any opinion as to any tax or other consequences that might result from the Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters. We do not express any opinion as to the relative fairness of the Consideration to be received by any one holder of Company Common Stock as compared to any other holder of Company Common Stock.

In arriving at our opinion, we have not considered the relative merits of the Merger as compared to any other business plan or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage, and our opinion does not address the underlying decision by the Company to engage in the Merger. Our opinion is limited to the fairness as of the date hereof, from a financial point of view, to the holders of Shares of the Consideration to be received by such holders in the Merger, and our opinion does not address any other aspect or implication of the Merger, the Agreement, any Ancillary Agreement or any other agreement or understanding entered into in connection with the Merger or otherwise. We further express no opinion or view as to the fairness of the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. We also express no opinion as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We express no opinion as to the prices or trading ranges at which the Parent Common Stock or the Company Common Stock will trade at any time.

This opinion does not constitute a recommendation to any holder of Shares as to how any stockholder should vote or act with respect to the Merger or any other matter. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. This opinion has been approved by a fairness committee of PJT Partners LP in accordance with established procedures.

This opinion is provided to the Board of Directors of the Company, in its capacity as such, in connection with and for the purposes of its evaluation of the Merger only and is not a recommendation as to any action the Board of Directors should take with respect to the Merger or any aspect thereof. This opinion is not to be quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy or information statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors, including any committee thereof, or

Board of Directors

Caesars Entertainment Corporation

June 24, 2019

the Company, without our prior consent. However, a copy of this opinion may be included, in its entirety, as an exhibit to any disclosure document the Company is required to file with the Securities and Exchange Commission in connection with the Merger. Any summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval.

We are acting as financial advisor to the Company with respect to the Merger and related matters and will receive fees from the Company for our services, including a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion).

In the ordinary course of our and our affiliates’ businesses, we and our affiliates may provide investment banking and other financial services to the Company, Parent, and their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, we and certain of our affiliated entities have advised the Company and its affiliates in connection with (i) the Company’s restructuring, for which we received customary compensation, and (ii) certain transactions with VICI Properties Inc., for which we received customary compensation.

*    *    *

Based on and subject to the foregoing, we are of the opinion, as investment bankers, that, as of the date hereof, the Consideration to be received by the holders of Shares in the Merger is fair to such holders from a financial point of view.

Very truly yours,

/s/ PJT Partners LP

Annex L

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection.

An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.